Form 20-F
MoneyHero Ltd
filed 2023-10-20
CIK 1974044

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: October 12, 2023

Commission File Number: 001-41838

MoneyHero Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

+65 6322 4392

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares	MNY	Nasdaq Stock Market LLC
Warrants	MNYWW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of October 20, 2023, the issuer has 23,972,068 Class A ordinary shares, 13,254,838 Class B ordinary shares, 4,450,419 preference shares and 46,350,627 warrants to purchase Class A ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

On October 12, 2023 (the “Closing Date”), MoneyHero Limited, a Cayman Islands exempted company limited by shares (“PubCo”), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of May 25, 2023 (the “Business Combination Agreement”), by and among PubCo, Bridgetown Holdings Limited, a Cayman Islands exempted company limited by shares (“Bridgetown”), Gemini Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”) and CompareAsia Group Capital Limited, a Cayman Islands exempted company limited by shares (“CGCL”).

As a result of the Business Combination, (i) Bridgetown has merged with and into Merger Sub 1, with Merger Sub 1 being the surviving company and remaining as a wholly-owned subsidiary of PubCo and (ii) Merger Sub 2 has merged with and into CGCL, with CGCL being the surviving entity and becoming a wholly-owned subsidiary of PubCo. On October 13, 2023, PubCo’s Class A ordinary shares and public warrants commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbols “MNY” and “MNYWW.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we,” “us,” “our,” “MoneyHero Group” or “PubCo” refer to MoneyHero Limited, a Cayman Islands exempted company limited by shares, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding the MoneyHero Group’s intentions, beliefs or current expectations concerning, among other things, information concerning possible or assumed future results of operations of the MoneyHero Group. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the MoneyHero Group.

Factors that may impact such forward-looking statements include, but are not limited to:

•	the MoneyHero Group’s ability to grow market share in its existing markets or any new market it may enter;

•	the MoneyHero Group’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

•

the MoneyHero Group’s ability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

•	the MoneyHero Group’s ability to retain existing commercial partners or attract new commercial partners, or maintain favorable fee arrangements with its commercial partners;

•	the MoneyHero Group’s ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement;

•	the MoneyHero Group’s ability to continue to diversify and optimize its offerings, offer high-quality content and provide strong customer support;

•	the global economic environment and general market and economic conditions in the jurisdictions in which the MoneyHero Group operates;

•	changes in the consumer lending and insurance markets;

•	changes in interest rates or rates of inflation;

•	ongoing geopolitical uncertainties and conflicts;

•	various risks inherent in operating and investing in Greater Southeast Asia;

•	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which the MoneyHero Group operates;

•	increased competition in the MoneyHero Group’s industry;

•	anticipated technology trends and developments and the MoneyHero Group’s ability to address those trends and developments with its products and offerings;

•

the MoneyHero Group’s ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect the confidential information or personally identifiable information of its users and business partners;

•	developments related to COVID-19 and other pandemics, epidemics or public health threats;

•

man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect the MoneyHero Group’s business or assets;

•	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	exchange rate fluctuations;

•	legal, regulatory and other proceedings;

•	changes in tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where the MoneyHero Group operates;

•	PubCo’s ability to maintain the listing of its securities on Nasdaq following the Business Combination; and

•

other factors discussed under the section titled “Risk Factors” in the proxy statement and prospectus (the “Proxy Statement/Prospectus”) that is part of PubCo’s Registration Statement on Form F-4, as amended (File No. 333- 274454) (the “Form F-4”), which section is incorporated herein by reference.

The forward-looking statements contained in this Report are based on the MoneyHero Group’s current expectations and beliefs concerning future developments and their potential effects on PubCo. There can be no assurance that future developments affecting the MoneyHero Group will be those that the MoneyHero Group has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the MoneyHero Group’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The MoneyHero Group will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers of PubCo are set forth under Item 6.A of this Report, which is incorporated herein by reference. The business address for each of the directors and executive officers of PubCo, other than Mr. Marc Syz, is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore. Mr. Syz’s business address is Dreikonigstrasse 12, 8027 Zurich.

B. Advisers

Kirkland & Ellis LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, acted as counsel for PubCo as to matters of U.S. law, and will act as counsel to PubCo upon and following the consummation of the Business Combination as to matters of U.S. law.

Walkers (Singapore) Limited Liability Partnership, 3 Church Street, #16-02 Samsung Hub, Singapore 049483, acted as Cayman Islands counsel for PubCo, and will act as Cayman Islands counsel to PubCo upon and following the consummation of the Business Combination.

C. Auditors

Ernst & Young acted as the independent registered public accounting firm for the consolidated financial statements of CGCL as of December 31, 2022 and 2021 and for the years then ended, as well as the consolidated financial statements of PubCo as of March 31, 2023 and for the period from March 21, 2023 (date of incorporation) to March 31, 2023. The registered address of Ernst & Young is 27/F, One Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of PubCo on an unaudited pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination.

As of June 30, 2023
Cash and cash equivalents	115,923,927
Interest-bearing borrowings	(17,282,655)
Warrants liabilities (current and non-current)	(18,587,036)
Shareholders’ equity
Issued capital	4,168
Reserves	87,132,480
Total shareholders’ equity	87,136,649
Total capitalization(1)	51,266,958

Note:

(1)	Calculated as total shareholders’ equity plus interest-bearing borrowings and warrant liabilities (current and non-current).

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the MoneyHero Group are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

MoneyHero Limited, or “PubCo”, is an exempted company limited by shares incorporated under the laws of Cayman Islands on March 21, 2023. PubCo was formed for the sole purpose of entering into and consummating the Business Combination. The principal executive office of PubCo is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore and the telephone number of PubCo is +65 6238 5971.

See “Explanatory Note” in this Report for additional information regarding PubCo and the Business Combination. Certain additional information about PubCo is included in the Proxy Statement/Prospectus under the section titled “Information Related to PubCo” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal,” which is incorporated herein by reference.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of PubCo’s ordinary shares. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

The website address of PubCo is www.moneyherogroup.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, PubCo did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Business Combination, PubCo became the direct parent of, and conducts its business through, CGCL.

Information regarding our business is included in the Proxy Statement/Prospectus under the sections titled “Information Related to the MoneyHero Group” and “MoneyHero Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, CGCL became a direct, wholly-owned subsidiary of PubCo. The following chart illustrates PubCo’s organizational structure and material subsidiaries as of the date of this Report.

D. Property, Plants and Equipment

Information regarding our facilities is included in the Proxy Statement/Prospectus under the section titled “Information Related to the MoneyHero Group— Properties and Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of PubCo is conducted through CGCL, its direct, wholly-owned subsidiary.

The discussion and analysis of our financial condition and results of operations is included in the Proxy Statement/Prospectus under the section titled “MoneyHero Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to PubCo’s directors and executive officers.

Name	Position/Title
Kenneth Chan	Director
Derek Fong	Director
Prashant Aggarwal	Chief Executive Officer and Director
Shaun Kraft	Chief Financial Officer and Chief Operating Officer
Rohith Murthy	Chief Product Officer
Marc Syz	Director
Susanna Lee	Director
Daniel Wang	Director

Kenneth Chan is a member of the board of directors of PubCo (the “PubCo Board”). Mr. Chan joined the MoneyHero Group Board in October 2022, served as the company’s interim co-CEO between October 2022 and April 2023 and has been instrumental in the reorganization of the MoneyHero Group into the revitalized consumer financial information leader across five dynamic Asian markets that it is today.

Mr. Chan is a Senior Vice President of Pacific Century. In that capacity, he plays a leadership role in the group’s corporate finance operations in equity and debt raisings, major mergers and acquisitions as well as venture investments. Pacific Century is an entrepreneurial conglomerate headquartered in Hong Kong with a portfolio of well-established and fast growing businesses including PCCW Limited and HKT Limited (both listed on the Hong Kong Stock Exchange), FWD (a pan-Asia life insurer), PineBridge (a global asset manager with approximately US$150 billion assets under management) and bolttech (an international insurtech unicorn founded by Pacific Century). In addition, Mr. Chan is a director of Ava Quest, a technology venture fund founded by Pacific Century focusing on cryptocurrency and blockchain technologies. Prior to joining Pacific Century, Mr. Chan was a fund manager at RAB Capital and Sofaer Capital, where he managed Asian long/short equity strategies. Mr. Chan came into finance from a management consulting background. As a management consultant at The Boston Consulting Group, he advised the boards and senior management of global corporations on key strategic and operational issues.

Mr. Chan holds a master’s degree in business administration with distinction from Melbourne Business School where he was awarded a full scholarship to pursue his studies as Murdoch Fellow. He also holds a bachelor’s degree in electrical engineering from the University of New South Wales.

Derek Fong is a member of the PubCo Board. Mr. Fong joined the MoneyHero Group Board in October 2022 and served as the company’s interim co-CEO between October 2022 and April 2023. Mr. Fong is currently the MoneyHero Group’s Chief Innovation Officer, responsible for driving and managing the development of innovative strategies, technology initiatives and new business models for the company. Mr. Fong is a Senior Vice President of Pacific Century. In that capacity, Mr. Fong is a member of the team responsible for structuring and executing the group’s corporate finance transactions across both equity and debt capital markets, venture investments and major mergers and acquisitions, including at FWD and bolttech. In addition, Mr. Fong is a founding member of the Ava Quest investment team, focused on blockchain and crypto-related technologies, and oversees Ava Quest’s investment in CMCC Global. Mr. Fong is also General Counsel, Asia-Pacific of Pacific Century and serves as a board observer of several key private operating companies within the group. Prior to joining Pacific Century, Mr. Fong was a Vice President at Morgan Stanley in Hong Kong, with legal coverage responsibility for investment banking and global capital markets in the Asia Pacific region. Prior to that, Mr. Fong was a corporate finance lawyer at Herbert Smith Freehills, specializing in initial public offerings and secondary offerings, and advised multinational corporates, financial institutions and private equity firms on a wide range of M&A transactions, including public takeovers, private investments, cross-border acquisitions and disposals, and joint ventures.

Mr. Fong holds an MBA from the Kellogg-HKUST Executive MBA Program and a bachelor’s degree in jurisprudence from the University of Oxford. Mr. Fong is a qualified solicitor in Hong Kong and England and Wales.

Prashant Aggarwal is a member of the PubCo Board and PubCo’s Chief Executive Officer. Mr. Aggarwal has served as the Chief Executive Officer of the MoneyHero Group since April 2023 and previously the MoneyHero Group’s President since November 2021 and Chief Commercial Officer since April 2016. In his career span of 25 years, Mr. Aggarwal has held various leadership roles in product management, sales, relationship management, consulting and finance at Visa, American Express and Oracle. Mr. Aggarwal is currently based in Singapore and has worked in various locations such as Sydney, Hong Kong, and Delhi, which gave him global exposure to client needs and skills across various aspects of business.

Mr. Aggarwal is a Chartered Accountant from the Institute of Chartered Accountants of India and holds a bachelor’s degree in commerce from the University of Delhi.

Shaun Kraft is PubCo’s Chief Financial Officer and Chief Operating Officer. Mr. Kraft joined the MoneyHero Group in 2015 as its Chief Financial Officer, a position that he held from March 2015 to May 2018 and again since April 2019. Mr. Kraft has also served as the MoneyHero Group’s Chief Operating Officer since January 2021. In these roles, Mr. Kraft is primarily responsible for the oversight of group-wide finance and accounting, strategic finance, human resources, business operations and investor relations. Previously, Mr. Kraft served as the Chief Financial Officer and Chief Operating Officer at CMCC Global in Hong Kong from June 2018 to April 2019, a Director at Perella Weinberg Partners in New York, where he specialized in M&A and strategic advisory for financial institutions, from March 2011 to February 2015 and an M&A associate at Lazard in Frankfurt from June 2007 to September 2010.

Mr. Kraft holds a Master of Science in Business Administration degree with a concentration on finance and investments from the Rotterdam School of Management and a Bachelor of Science degree in economics from Maastricht University.

Rohith Murthy is PubCo’s Chief Product Officer. Mr. Murthy joined the MoneyHero Group in March 2015 and has served as its Country Manager for Singapore, Group General Manager and Chief Product Officer. In his current capacity as the Chief Product Officer, Mr. Murthy is primarily responsible for shaping the group-wide product vision, strategy, management and delivery. Mr. Murthy also oversees the Seedly and Creatory businesses. With over 20 years of experience in product management, digital banking, innovation sales and operations, Mr. Murthy has held significant leadership roles at Citi, Siam Commercial Bank and Standard Chartered Bank. Currently based in Hong Kong, Mr. Murthy has worked in various locations including Singapore, Thailand, Central and Eastern Europe.

Mr. Murthy holds a bachelor’s degree in Computer Engineering from the National University of Singapore.

Marc Syz, co-founder and Managing Partner of Syz Capital, is a member of the PubCo Board. With over 18 years of investment experience, Mr. Syz leads Syz Capital’s direct investments and is a member of the firm’s executive and investment committees. Prior to that, Mr. Syz was a Managing Director at ACE & Company, a global co-investment group, where he led the Asian, Hong Kong-based expansion for the group and managed several investment portfolios focusing on Europe and Asia. Mr. Syz has also previously worked as the Head of Capital Markets & Equity Sales at Union Bancaire Prive´e in Geneva and as a derivatives trader at Credit Suisse First Boston in the Structured Products division. Mr. Syz has a broad expertise in capital markets, asset management and alternative investments across geographies and holds an Executive MBA from INSEAD.

Susanna Lee, a seasoned senior regional executive with leadership experience and front-line insight across different business segments in the payment industry, is a member of the PubCo Board. From 2017 to May 2023, Ms. Lee served as the Managing Director (Hong Kong and Taiwan) and the General Manager of Insurance Asia at American Express International, Inc. (“American Express”), where she had held multiple roles since 1987 across different Asia Pacific markets. From February 2014 to April 2023, Ms. Lee was the Chairperson of the Board of Directors of American Express TLS HK Limited, overseeing the operation of Travel & Lifestyle Services in Hong Kong. In her most recent roles at American Express, Ms. Lee was responsible for driving the revenue growth and market share for the company’s consumer and commercial card business in both Hong Kong and Taiwan. Ms. Lee also led the development of American Express’ insurance business in Asia. In her previous capacity, Ms. Lee and played a critical role in the strategic development of the company’s merchant network and relationships in Hong Kong and Taiwan. In addition, Ms. Lee has been actively promoting diversity and inclusion in Hong Kong throughout her career, by participating in internal and external business forums to share best practices on building diversity in the workplace. Ms. Lee was the executive sponsor of the Women’s Interest Network (WIN) of American Express Hong Kong, an employee initiative dedicated to gender equity and improving the work-life balance for working women and working mothers.

Ms. Lee holds a double major degree of Management and Economics from the University of Guelph in Canada.

Daniel Wang, the founder and Chief Investment Officer of Brianna Capital (Asia) Limited (“BCAL”), is a member of the PubCo Board. BCAL is a Hong Kong SFC Type 4 and 9 Licensed Entity and manages, as well as advises on, a number of portfolios for family office investors with a scope of service covering multiple asset classes in order achieve the stated investment objectives. Mr. Wang oversees all investment activities at BCAL, including asset allocation, portfolio management, research and security selection. Prior to founding BCAL in 2014, Mr. Wang was the Chief Investment Officer at Vision Investment Management. During his tenure, Vision Investment Management was one of the top alternative investment managers in Asia with high-caliber institutional clients from the United States, Europe, Middle East and Asia and had won multiple awards. Before entering the field of finance, Mr. Wang worked as a management consultant at McKinsey & Co. and an engineer at Jacobs Engineering Group.

Mr. Wang has a Master of Business Administration degree from Columbia Business School and a Bachelor of Science degree in Civil Engineering from University of Southern California.

B. Compensation

Information regarding the compensation of the directors and executive officers of PubCo, including a summary of the equity incentive plans to be administered by the PubCo board, is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo Following the Business Combination—Compensation of Directors and Executive Officers” is incorporated herein by reference.

In addition, on the Closing Date, PubCo adopted the 2023 Equity Incentive Plan, with an award pool of 13,197,563 PubCo Class A Ordinary Shares reserved for issuance (the “PubCo Equity Plan”). Under the PubCo Equity Plan, PubCo may make equity awards to eligible individuals to be selected by the PubCo Board in its sole discretion and the affiliates of certain of these individuals. Pursuant to the Business Combination Agreement, each option to purchase one Class D ordinary shares of CGCL outstanding immediately prior to the effective time of the merger between CGCL and Gemini Merger Sub 2 Limited, whether vested or unvested, was automatically assumed by PubCo and converted into an option to purchase PubCo Class A Ordinary Shares (each, a “PubCo Option”) under the PubCo Equity Plan.

The following summarizes the material terms of the PubCo Equity Plan:

Plan Administration. The PubCo Board has the power and authority to prescribe, amend and rescind rules and procedures governing the administration of the PubCo Equity Plan, including, among other things, establishing performance and vesting standards and imposing such limitations, restrictions and conditions upon awards granted under the PubCo Equity Plan as it shall deem appropriate.

Types of Awards. The PubCo Equity Plan permits the grants of options and such other awards (including, without limitation, restricted shares and restricted share units) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, PubCo Class A Ordinary Shares (including, without limitation, securities convertible into PubCo Class A Ordinary Shares) as are deemed by the PubCo Board to be consistent with the purposes of the PubCo Equity Plan.

Eligibility. The PubCo Board may, from time to time, select participants who are eligible to participate in the PubCo Equity Plan and the awards to be made to each such participant, which may include present and future employees and non-employee directors of PubCo and consultants, advisors or other service providers of PubCo or a subsidiary of PubCo. The PubCo Board may consider any factors it deems relevant in selecting participants and in making awards to such participants.

Exercise of Awards. All options granted under the PubCo Equity Plan, whether vested or unvested, will generally expire on the 10th anniversary of the date of grant to participants of such options, subject to earlier expiration. Unless determined otherwise in the applicable award agreement, options granted under the PubCo Equity Plan shall have an exercise price equal to or greater than 100% (or, in the case of options held by any person owning, as of the applicable date of determination, shares possessing more than 10% of the total combined voting power of all classes of shares of PubCo, its subsidiaries or parent, 110%) of the fair market value of PubCo Class A Ordinary Shares on the grant date, as determined by the PubCo Board in good faith, taking into account customary relevant factors.

Award Agreements. Awards granted under the PubCo Equity Plan will be evidenced by award agreements confirming the grant of the award. The award agreement will set forth the restrictions, terms and conditions as the PubCo Board determines.

Transferability. The awards and all rights thereunder are exercisable only by the participant and shall not be assignable or transferable, unless otherwise approved by the board of directors.

Termination of Employment. Unless otherwise set forth in an award agreement, all of a participant’s awards that have not fully vested as of the earliest date on which a participant is no longer employed by and no longer provides services to PubCo and its affiliates for any reason will expire at such time. Additionally, if a participant is terminated with cause, then the portion of such participant’s awards that have vested as of such termination date will also expire at such time.

As of the date of this Report, an aggregate of 1,746,771 PubCo Options have been granted to PubCo’s directors and executive officers, which include the following:

•

970,429 outstanding PubCo Options held by Prashant Aggarwal, with a per-share exercise price of US$0.0003 and an expiration date of January 1, 2033 (subject to earlier expiration), including (i) 521,606 PubCo Options that are exercisable for an aggregate of 521,606 PubCo Class A Ordinary Shares at the holder’s discretion, and (ii) 448,823 PubCo Options that will become exercisable for an aggregate of 448,823 PubCo Class A Ordinary Shares upon the first anniversary of the Closing Date;

•

582,257 outstanding PubCo Options held by Shaun Kraft, with a per-share exercise price of US$0.0003 and an expiration date of January 1, 2033 (subject to earlier expiration), including (i) 312,963 PubCo Options that are exercisable for an aggregate of 312,963 PubCo Class A Ordinary Shares at the holder’s discretion, and (ii) 269,294 PubCo Options that will become exercisable for an aggregate of 269,294 PubCo Class A Ordinary Shares upon the first anniversary of the Closing Date; and

•

194,085 outstanding PubCo Options held by Rohith Murthy with a per-share exercise price of US$0.0003 and an expiration date of January 1, 2033 (subject to earlier expiration), including (i) 104,321 PubCo Options that are exercisable for an aggregate of 104,321 PubCo Class A Ordinary Shares at the holder’s discretion, and (ii) 89,764 PubCo Options that will become exercisable for an aggregate of 89,764 PubCo Class A Ordinary Shares upon the first anniversary of the Closing Date.

C. Board Practices

The PubCo Board comprises six directors. Each of Marc Syz, Susanna Lee and Daniel Wang qualifies as “independent” as defined under applicable SEC rules and Nasdaq listing standards.

Except as provided in the PubCo’s second amended and restated memorandum and articles of association (the “PubCo Articles”), a director may vote in respect of any contract or transaction in which he/she is interested, provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with PubCo must declare the nature of his interest at a meeting of the directors. No PubCo non-employee director has a service contract with PubCo that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, PubCo directors owe certain fiduciary duties to the company. In certain circumstances, a shareholder may have the right to seek damages if a duty owed by the directors is breached. Under Cayman Islands law, directors owe the following fiduciary duties:

•	the duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	the duty to exercise powers solely for the express purposes for which those powers were conferred and not for collateral purposes;

•	the duty not to improperly fetter the exercise of future discretion;

•	the duty to exercise powers fairly as between different sections of shareholders;

•	the duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	the duty to exercise independent judgment.

In addition to the above, under Cayman Islands law, directors owe a duty of care that is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director, in relation to the company and the general knowledge skill and experience of that director.

As stated above, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances, what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the PubCo Articles or alternatively by shareholder approval at general meetings.

Voting

The PubCo Articles provide that its directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered), provided that the nature of that interest has been disclosed to the other directors in accordance with the terms of the PubCo Articles. This would include, for example, the right to vote on his/her own compensation arrangements (and that of any other director) and any arrangements in respect of such director borrowing money from PubCo. The PubCo Articles also permit the directors to exercise all of the powers of PubCo to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party.

The above is also subject to the PubCo directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the company).

Appointment and Removal

Under the PubCo Articles, PubCo’s board may comprise up to nine directors unless otherwise determined by PubCo in a general meeting. The exact number of directors shall be determined from time to time by the PubCo’s board of directors.

Directors may be appointed by ordinary resolution or a resolution of directors. There is no cumulative voting with respect to the appointment of directors. PubCo’s directors do not serve for a fixed term, and there is no requirement for them to retire by rotation or to make themselves eligible for re-election.

The removal of a director by ordinary resolution may be for any reason and need not be for cause. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) is removed from office by notice addressed to him at his last known address and signed by all of his co-directors (not being less than two in number); or (v) is removed from office pursuant to any other provision of the PubCo Articles.

The PubCo Articles do not provide a set age requirement regarding the retirement of PubCo’s directors or (subject to any shareholders’ ordinary resolution to the contrary) any shareholding requirement for directors to be appointed.

Directors’ Power to Issue Shares

Subject to applicable law, PubCo’s board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Committees of the PubCo Board of Directors

Audit Committee

PubCo’s audit committee consists of Kenneth Chan, Daniel Wang and Susanna Lee. Daniel Wang serves as the chairperson of the audit committee. All members of PubCo’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. The PubCo Board has determined that Daniel Wang is an audit committee financial expert as defined by the SEC rules and that each of Daniel Wang and Susanna Lee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the corporate governance rules of Nasdaq.

The PubCo Board has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with Cayman Islands law, the SEC’s rules and the corporate governance rules of Nasdaq and include, among others, the following:

•

selecting or replacing PubCo’s independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent registered public accounting firm;

•

reviewing with PubCo’s independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 7.B of Form 20-F;

•	discussing the annual audited financial statements with PubCo’s management and its independent registered public accounting firm;

•	periodically reviewing and reassessing the adequacy of PubCo’s audit committee charter;

•	meeting periodically with the PubCo’s management, its internal auditor and its independent registered public accounting firm;

•	reporting regularly to the PubCo Board;

•	reviewing the adequacy and effectiveness of PubCo’s accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	handling such other matters that are specifically delegated to PubCo’s audit committee by the PubCo Board from time to time.

Compensation Committee

Under the corporate governance rules of Nasdaq, PubCo is required to maintain a compensation committee consisting of at least two independent directors. PubCo’s compensation committee consists of Susanna Lee, Daniel Wang and Derek Fong. Susanna Lee serves as chairperson of the committee. Each of Daniel Wang and Susanna Lee is independent under the corporate governance rules of Nasdaq.

The PubCo Board has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the corporate governance rules of Nasdaq and include, among others, the following:

•	reviewing and approving, or recommending to the PubCo Board for its approval, the compensation for PubCo’s executive officers;

•	reviewing and recommending to the PubCo Board with respect to the compensation of PubCo’s directors and executive officers;

•	reviewing, and making recommendations to the Board regarding, incentive compensation plans and equity-based plans;

•	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing, and making recommendations to the Board regarding, employment agreements and severance arrangements or plans.

Nominating and Corporate Governance Committee

PubCo’s nominating and corporate governance committee consists of Derek Fong, Daniel Wang and Susanna Lee. Derek Fong serves as chairperson of the committee. Each of Daniel Wang and Susanna Lee is independent under the corporate governance rules of Nasdaq.

The PubCo Board has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the nominating and corporate governance committee, which are consistent with the corporate governance rules of Nasdaq and include, among others, the following:

•	identifying and recommending nominees for election or reelection to the PubCo Board or for appointment to fill any vacancy;

•	annually reviewing with the PubCo Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service;

•	reviewing emerging corporate governance trends, best practices and regulations applicable to the corporate governance of PubCo; and

•

renewing, proposing changes to the PubCo Board, or developing, as needed, PubCo’s memorandum and articles of association, code of ethics, corporate governance guidelines, and other corporate governance policies.

Code of Business Conduct and Ethics

PubCo has adopted a Code of Ethics applicable to its directors, officers and employees. PubCo seeks to conduct business ethically, honestly and in compliance with applicable laws and regulations. PubCo’s Code of Ethics sets out the principles designed to guide PubCo’s business practices with integrity, respect and dedication. The code applies to all directors, officers and employees of PubCo. PubCo expects its business partners to follow the principles set forth in its code when providing goods and services to PubCo or acting on PubCo’s behalf.

D. Employees

Following and as a result of the Business Combination, the business of PubCo is conducted through CGCL, its direct, wholly-owned subsidiary.

Information regarding the employees of CGCL is included in the Proxy Statement/Prospectus under the section titled “Information Related to the MoneyHero Group—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of PubCo’s shares by PubCo’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of PubCo’s shares as of the date of this Report by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of PubCo’s shares beneficially owned is computed on the basis of 23,972,068 Class A ordinary shares of a nominal or par value of US$0.0001 each (“PubCo Class A Ordinary Shares”), 13,254,838 Class B ordinary shares of a nominal or par value of US$0.0001 each (“PubCo Class B Ordinary Shares”), and 4,450,419 preference shares of a nominal or par value of US$0.0001 each (“PubCo Preference Shares”) issued and outstanding as of the date of this Report. Each PubCo Class B Ordinary Share is convertible into an equal number of PubCo Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions. Each Class B Ordinary Share is entitled to ten votes on all matters subject to a poll vote at general meetings of PubCo. Each PubCo Preference Ordinary Share is convertible into a number of PubCo Class A Ordinary Shares at any time at the option of the holder thereof at a ratio set forth in the PubCo Articles. Each PubCo Preference Share is entitled to a number of votes equal to the number of PubCo Class A Ordinary Shares (rounded down to the nearest whole number) into which such PubCo Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

	Number of PubCo Class A Ordinary Shares Beneficially Owned(1)	Percentage of PubCo Class A Ordinary Shares Beneficially Owned	Number of PubCo Class B Ordinary Shares Beneficially Owned	Percentage of PubCo Class B Ordinary Shares Beneficially Owned	Number of PubCo Preference Shares Beneficially Owned	Percentage of PubCo Preference Shares Beneficially Owned	Percentage of Total Outstanding Shares Beneficially Owned	Percentage of Total Voting Power
Principal Holders
Bridgetown LLC(2)	6,901,775	22.7%	13,254,838	100.0%	—	—	41.9%	83.3%
Enterprise Innovation Holdings Limited(3)	10,446,054	38.4%	—	—	1,692,419	7.1%	27.0%	7.4%
PCCW Media International Limited(4)	6,577,459	27.4%	—	—	—	—	15.8%	4.1%
Daniel Wong(5)	1,600,000	6.7%	—	—	—	—	3.8%	1.0%
Directors and Officers†
Kenneth Chan	—	—	—	—	—	—	—	—
Derek Fong	—	—	—	—	—	—	—	—
Prashant Aggarwal(6)	561,711	2.3%	—	—	—	*	1.3%	*
Shaun Kraft(7)	372,427	1.5%	—	—	79,443	*	1.1%	*
Rohith Murthy(8)	117,464	*	—	—	—	—	*	*
Marc Syz(9)	4,010	—	—	—	—	—	—	—
Susanna Lee	—	—	—	—	—	—	—	—
Daniel Wang	—	—	—	—	—	—	—	—
Directors and officers as a group (eight individuals)	1,055,612	4.2%	—	—	79,443	*	2.7%	*

†	Except as indicated otherwise below, the business address of our directors and executive officers is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.
*	Less than 1%.
(1)	Not including any PubCo Class A Ordinary Shares issuable upon the conversion of PubCo Class B Ordinary Shares or PubCo Preference Shares.

(2)

Represents (i) 451,839 PubCo Class A Ordinary Shares and 12,659,892 PubCo Class B Ordinary Shares directly held by Bridgetown LLC (“Sponsor”), (ii) 6,449,936 PubCo Class A Ordinary Shares issuable to Sponsor upon the exercise of warrants to purchase PubCo Class A Ordinary Shares, and (iii) 594,946 PubCo Class B Ordinary Shares that are subject to potential transfer by Steven Teichman to Sponsor for no consideration following the Closing Date. Sponsor is a Cayman Islands limited liability company, the ultimate beneficial owner of which is Mr. Richard Tzar Kai Li (“Mr. Li”). Mr. Li, by virtue of his indirect ownership of Bridgetown LLC, may be deemed to beneficially own the aforementioned ordinary shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of Bridgetown LLC is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(3)

Represents (i) 7,212,571 PubCo Class A Ordinary Shares and 1,692,419 PubCo Preference Shares directly held by Enterprise Innovation Holdings Limited (“EIHL”) and (ii) 3,233,483 PubCo Class A Ordinary Shares issuable to EIHL upon the exercise of warrants to purchase PubCo Class A Ordinary Shares. EIHL is a member of the FWD group. Mr. Li, by virtue of his indirect majority ownership of the FWD group, may be deemed to beneficially own the aforementioned ordinary shares, preference shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares, preference shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of EIHL is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Island.

(4)

Represents 6,577,459 PubCo Class A Ordinary Shares directly held by PCCW Media International Limited (“PMIL”). PMIL is a wholly-owned subsidiary of PCCW Limited, the shares of which are listed in Hong Kong. The board of directors of PCCW Limited has voting and investment power over the aforementioned ordinary shares. Based on the public disclosure of PCCW Limited, Mr. Li is the Chairman and an Executive Director of PCCW Limited. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). The board of directors of PCCW Limited consists of Mr. Li, Susanna Hon Hing Hui, Edmund Sze Wing Tse, GBS, Shusen Meng, Fang Wang, David Zhe Wei, Aman Mehta, Frances Waikwun Wong, Bryce Wayne Lee, Lars Eric Nils Rodert, David Christopher Chance and Sharhan Mohamed Muhseen Mohamed. The business address of PMIL is 41st Floor, PCCW Tower, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(5)	Represents 1,600,000 PubCo Class A Ordinary Shares directly held by Daniel Wong. The business address of Daniel Wong is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.
(6)

Represents (i) 40,105 PubCo Class A Ordinary Shares directly held by Mr. Aggarwal and (ii) 521,606 PubCo Class A Ordinary Shares underlying the same number of PubCo Options, which are exercisable at Mr. Aggarwal’s option.

(7)

Represents (i) 42,367 PubCo Class A Ordinary Shares and 79,443 PubCo Preference Shares directly held by Mr. Kraft, (ii) 17,097 PubCo Class A Ordinary Shares issuable to Mr. Kraft upon the exercise of warrants to purchase PubCo Class A Ordinary Shares, and (iii) 312,963 PubCo Class A Ordinary Shares underlying the same number of PubCo Options, which are exercisable at Mr. Kraft’s option.

(8)

Represents (i) 1,536 PubCo Class A Ordinary Shares directly held by Mr. Murthy, (ii) 11,607 PubCo Class A Ordinary Shares issuable to Mr. Murthy upon the exercise of warrants to purchase PubCo Class A Ordinary Shares, and (iii) 104,321 PubCo Class A Ordinary Shares underlying the same number of PubCo Options, which are exercisable at Mr. Murthy’s option.

(9)	Represents 4,010 PubCo Class A Ordinary Shares directly held by Mr. Syz. Mr. Syz’s business address is Dreikönigstrasse 12, 8027 Zürich.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions—MoneyHero Group’s and PubCo’s Relationships and Related Party Transactions” and is incorporated herein by reference.

On the Closing Date, PubCo executed a deed poll constituting up to US$5,000,000 of fixed rate unsecured loan notes, bearing a PIK interest rate of 25% per annum (together with any PIK notes, the “Call Option Notes”) subscribed by PMIL. Immediately after the closing of the Business Combination, PMIL elected to exercise its call option in full pursuant to the call option agreement, dated May 25, 2023, by and between PubCo and PMIL, as a result of which it received 2,005,460 PubCo Class A Ordinary Shares for no consideration and subscribed for 5 million of Call Option Notes in an aggregate principal amount of US$5,000,000 at a price of US$1.00 per Call Option Note.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Following and as a result of the Business Combination, the business of PubCo is conducted through CGCL, its direct, wholly-owned subsidiary. Information regarding legal proceedings involving CGCL is included in the Proxy Statement/Prospectus under the section titled “Information Related to the MoneyHero Group—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Following and as a result of the Business Combination, the business of PubCo is conducted through CGCL, its direct, wholly-owned subsidiary. Information regarding PubCo’s dividend policy is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities—Dividends” and is incorporated herein by reference.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing

The PubCo Class A Ordinary Shares and PubCo’s public warrants are listed on Nasdaq under the symbols “MNY” and “MNYWW.” Holders of PubCo ordinary shares should obtain current market quotations for their securities. There can be no assurance that the PubCo ordinary shares will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo Class A Ordinary Shares could be delisted from Nasdaq. A delisting of the PubCo Class A Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

Lock-up Agreements

Pursuant to a company holders support agreement and deed dated May 25, 2023, certain affiliate shareholders of PubCo have agreed not to, without the prior written consent of the PubCo Board, transfer (i) certain of their PubCo Class A Ordinary Shares, PubCo Preference Shares and warrants to purchase PubCo Class A Ordinary Shares, (ii) any PubCo Class A Ordinary Shares received by them upon the exercise of such warrants or (iii) any other equity security of PubCo issued or issuable to them with respect to any securities referenced in sub-clauses (i) and (ii) by way of a share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction for a period commencing on the Closing Date and ending on the earliest of: (i) the date falling six months after the Closing Date; (ii) the date on which the last reported sale price of PubCo Class A Ordinary Shares equals or exceeds US$12.00 per share (subject to an equitable adjustment to reflect the effect of any share subdivisions, share consolidations, share dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change) for any 10 consecutive trading days within any period commencing at least 150 days after the Closing Date; and (iii) the date of the completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of PubCo’s security holders having the right to exchange their PubCo securities for cash, securities or other property (other than solely for equity securities of PubCo) following the Closing Date, subject to certain exceptions.

Pursuant to a sponsor support agreement and deed dated May 25, 2023, Sponsor has agreed to the same lock-up terms described above with respect to its 451,839 PubCo Class A Ordinary Shares, 12,659,892 PubCo Class B Ordinary Shares and 6,449,936 warrants to purchase the same number of PubCo Class A Ordinary Shares. In addition, under the sponsor support agreement, Sponsor has agreed to subject 2,000,000 of its PubCo Class B Ordinary Shares in PubCo (the “Earn-Out Shares”) to potential forfeiture, with such potential forfeiture lapsing, and the Earn-Out Shares vesting in Sponsor, if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Closing Date is equal to or exceeds $10.00 per PubCo Class A Ordinary Share. Furthermore, pursuant to the non-redemption deeds executed by Sponsor on May 25, 2023 (collectively, the “Non-Redemption Deeds”) in favor of each of FWD Life Insurance Public Company and FWD Life Insurance Company, Limited, both of which assigned their rights under the Non-Redemption Deeds to EIHL on October 10, 2023, Sponsor has agreed to a lock-up of its 451,839 PubCo Class A Ordinary Shares and 10,659,892 PubCo Class B Ordinary Shares for a maximum period of five years following the Closing Date in connection with its obligations under the Non-Redemption Deeds, subject to the terms and conditions of the Non-Redemption Deeds.

Mr. Daniel Wong, Bridgetown’s Chief Executive Officer, Chief Financial Officer and director, has also agreed to (i) a lock-up of 1,460,000 of his 1,600,000 PubCo Class A Ordinary Shares for the same period of time as the 451,839 PubCo Class A Ordinary Shares and 10,659,892 PubCo Class B Ordinary Shares of Sponsor are subject to a lock-up under the Non-Redemption Deeds, subject to a maximum period of five years following the Closing Date, and (ii) a lock-up of his 1,600,000 PubCo Class A Ordinary Shares pursuant to a letter agreement dated October 15, 2020, as amended on May 25, 2023 (the “Insider Letter”), pursuant to which he shall not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part , any of the economic consequences of ownership of these shares until the earlier of (A) six months after the Closing Date or (B) (x) if the last sale price of PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. Certain other directors and advisors of Bridgetown holding an aggregate of 20,000 PubCo Class A Ordinary Shares and 594,946 PubCo Class B Ordinary Shares have also agreed to the lock-up terms of such Insider Letter. In addition, certain non-affiliate shareholders of PubCo holding an aggregate of 31,813 PubCo Class A Ordinary Shares have agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any of such shares without the prior written consent of the PubCo Board (other than in connection with any sale of such securities to PubCo to cover any applicable taxes due upon the issuance of the PubCo securities thereunder) during the period commencing from the Closing Date and ending on the date falling six months after the Closing Date. All PubCo Class A Ordinary Shares issuable upon the exercise of PubCo Options are also subject to the same lock-up.

B. Plan of Distribution

Not applicable.

C. Markets

The PubCo Class A Ordinary Shares and PubCo’s public warrants are listed on Nasdaq under the symbols “MNY” and “MNYWW.” There can be no assurance that these securities will remain listed on Nasdaq. If PubCo fails to comply with Nasdaq’s listing requirements, the PubCo’s Class A ordinary shares and/or public warrants could be delisted from Nasdaq. A delisting of the PubCo Class A Ordinary Shares and/or public warrants will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

The authorized share capital of PubCo is US$50,000 divided into 440,000,000 PubCo Class A Ordinary Shares, 50,000,000 PubCo Class B Ordinary Shares and 10,000,000 PubCo Preference Shares.

As of the date hereof, subsequent to the closing of the Business Combination, there were 23,972,068 PubCo Class A Ordinary Shares, 13,254,838 PubCo Class B Ordinary Shares and 4,450,419 PubCo Preference Shares issued and outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of PubCo is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Proposal—The Business Combination Agreement,” “The Business Combination Proposal—Related Agreements,” “Risk Factors—Risks Related to the MoneyHero Group’s Business and Industry,” and “Certain Relationships and Related Person Transactions,” which are incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by PubCo, or that may affect the remittance of dividends, interest, or other payments by PubCo to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in PubCo’s articles of association on the right of non-residents to hold or vote shares.

Information regarding exchange control is included in the Proxy Statement/Prospectus under the section titled “Regulatory Overview” and is incorporated herein by reference.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of PubCo ordinary shares and warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations—U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

The financial statements for Bridgetown Holdings Limited as of and for the years ended December 31, 2022 and 2021, have been incorporated by reference herein in reliance upon the report of Withum, Smith + Brown, PC, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of CompareAsia Group Capital Limited at December 31, 2022 and 2021 and for the years then ended, as well as the financial statements of PubCo as of March 31, 2023 and for the period from March 21, 2023 (date of incorporation) to March 31, 2023 included in the Proxy Statement/Prospectus have been incorporated by reference herein in reliance upon the reports of Ernst & Young, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

H. Documents on Display

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of PubCo ordinary shares. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The PubCo Class A Ordinary Shares and PubCo’s public warrants are quoted on Nasdaq. Information about PubCo is also available on our website at www.moneyherogroup.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Following and as a result of the Business Combination, the business of PubCo is conducted through CGCL, its direct, wholly-owned subsidiary. Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “MoneyHero Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to PubCo’s warrants is set forth in the Proxy Statement/Prospectus under the sections titled “Description of PubCo’s Securities—Warrants—PubCo Public Warrants and PubCo Sponsor Warrants” and “Description of PubCo’s Securities—Warrants—PubCo Class A Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of CompareAsia Group Capital Limited as of December 31, 2022 and 2021 and for the years then ended, the unaudited interim condensed consolidated financial statements of CompareAsia Group Capital Limited as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, the audited consolidated financial statements of MoneyHero Limited (formerly known as Hyphen Group Limited) as of March 31, 2023 and for the period from March 21, 2023 (date of incorporation) to March 31, 2023, and the unaudited interim condensed consolidated financial statements of MoneyHero Limited as of June 30, 2023 and for the period from March 21, 2023 (date of incorporation) to June 30, 2023 are incorporated by reference to pages F-2–F-109 in the Form F-4.

The audited consolidated financial statements for Bridgetown Holdings Limited as of and for the years ended December 31, 2022 and 2021 and the unaudited consolidated financial statements for Bridgetown Holdings Limited as of June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 are incorporated by reference to pages F-110–F-160 in the Form F-4.

The unaudited pro forma condensed combined financial statements of PubCo are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association of PubCo.

2.1	Assignment, Assumption and Amendment Agreement, dated as of May 25, 2023, by and among Continental Stock Transfer & Trust Company, PubCo and Bridgetown Holdings Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

2.2*	PubCo Class A Warrant Instrument.

2.3*	PubCo Class A Warrant Agreement, dated October 12, 2023, by and between PubCo and Continental Stock Transfer & Trust Company, as warrant agent.

Exhibit Number	Description

4.1	Business Combination Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, PubCo, Gemini Merger Sub 1, Gemini Merger Sub 2 and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 2.1 to Bridgetown’s Current Report on Form 8-K (File No. 001-39623), filed with the SEC on May 25, 2023).

4.2	Company Holders Support Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, PubCo, CompareAsia Group Capital Limited and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.3	Sponsor Support Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, PubCo and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.4	Registration Rights Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, PubCo and the undersigned parties listed as “Holders” thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.5*	2023 Equity Incentive Plan.

4.6*	Form of Indemnification Agreement.

4.7	Loan Note Purchase Agreement, dated October 14, 2022, by and among CompareAsia Group Capital Limited and the holders signatory thereto (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.8	Amendment to Loan Note Purchase Agreement, dated December 21, 2022, by and among CompareAsia Group Capital Limited and the holders signatory thereto (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.9	Deed Poll, dated October 14, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.10	Supplemental Deed in relation to Deed Poll dated October 14, 2022, dated December 21, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.11	Second Supplemental Deed in relation to Deed Poll dated October 14, 2022, as amended and supplemented by a supplemental deed dated December 21, 2022, dated May 25, 2023 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-274454), filed with the SEC on September 11, 2023).

4.12*	Deed Poll, dated October 12, 2023.

8.1*	List of subsidiaries of PubCo.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of PubCo.

15.2*	Consent of Ernst & Young.

15.3*	Consent of WithumSmith+Brown, PC.

(*)	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MONEYHERO LIMITED

Date: October 20, 2023	By: /s/ Shaun Kraft
Name: Shaun Kraft
Title: Chief Financial Officer and Chief Operating Officer