Form 20-F
period 2023-12-31
MoneyHero Ltd
filed 2024-04-29
CIK 1974044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-41838

MoneyHero Limited
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

+65 6322 4392
(Address of Principal Executive Offices)

Shaun Kraft, Chief Financial Officer and Chief Operating Officer

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

+65 6322 4392

IR@MoneyHeroGroup.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	MNY	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Warrants	MNYWW	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 25,280,667 Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), 13,254,838 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), and 3,466,820 Preference Shares, par value $0.0001 per share (“Preference Shares”) issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CONVENTIONS AND FREQUENTLY USED TERMS

Unless otherwise indicated or unless the context otherwise requires in this annual report on Form 20-F:

“Assignment, Assumption and Amendment Agreement” means the amendment, dated May 25, 2023, to that certain warrant agreement, dated October 15, 2020, by and among the Company, Bridgetown and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), pursuant to which, among other things, Bridgetown assigned all of its rights, interests and obligations in and under the Existing Warrant Agreement to the Company;

“Bridgetown” means Bridgetown Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Bridgetown Merger Sub” means Gemini Merger Sub 1 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Business Combination Agreement” means the business combination agreement, dated May 25, 2023, (as it may be amended, supplemented, or otherwise modified from time to time), by and among the Company, Bridgetown Merger Sub, CGCL Merger Sub, Bridgetown and CGCL;

“Bridgetown Public Warrants” means the warrants issued to holders of Class A ordinary shares of Bridgetown as part of the units issued in Bridgetown’s initial public offering;

“Call Option” means the call option granted by the Company on October 12, 2023 (the “Closing Date”) pursuant to the Call Option Agreement such that PMIL will have the right to subscribe for loan notes from the Company for an aggregate subscription price of up to such amount corresponding to the unexercised portion of the Existing Call Option, together with such number of Class A Ordinary Shares as determined in accordance with the Call Option Agreement, during the period commencing on the Closing Date and ending on December 23, 2025;

“Cayman Companies Act” means Cayman Companies Act (As Revised);

“CGCL” means CompareAsia Group Capital Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, CompareAsia Group Capital Limited and its subsidiaries and consolidated affiliated entities;

“CGCL Class A Ordinary Shares” means the shares of CGCL designated as Class A ordinary shares, of a nominal or par value of $0.0001, each with one vote per share;

“CGCL Class A Warrant” means warrants to purchase CGCL Class A Ordinary Shares issued pursuant to the CGCL Class A Warrant Instrument, dated October 14, 2022, as amended;

“CGCL Class B Ordinary Shares” means the shares of CGCL designated as Class B ordinary shares, of a nominal or par value of $0.0001, each with two votes per share, which shall automatically be converted into the same number of CGCL Class C Ordinary Shares immediately upon the full or partial exercise of CGCL Class C Warrants;

“CGCL Class C Ordinary Shares” means the shares of CGCL designated as Class C ordinary shares, of a nominal or par value of $0.0001, each with ten votes per share;

“CGCL Class C Warrant” means warrants to purchase CGCL Class C Ordinary Shares issued pursuant to the CGCL Class C Warrant Instrument, dated October 14, 2022, as amended;

“CGCL Merger Sub” means Gemini Merger Sub 2 Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“CGCL Preference Shares” means the shares of CGCL designated as preference shares, of a nominal or par value of $0.0001, each with one vote per share;

“China” or “PRC,” in each case, means the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report;

“Class A Ordinary Shares” means the Class A ordinary shares of our Company with a par value of $0.0001 per share;

“Class B Ordinary Shares” means the Class B ordinary shares of our Company with a par value of $0.0001 per share;

“Class A Warrants” means the warrants issued by us in connection with the merger between CGCL and CGCL Merger Sub pursuant to the Class A Warrant Instrument;

“Company” means MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, MoneyHero Limited and its subsidiaries and consolidated affiliated entities;

“Existing Call Option” means that certain call option granted by CGCL to PMIL pursuant to CGCL’s fifth amended and restated shareholders agreement dated October 14, 2022, as amended on April 14, 2023, pursuant to and subject to the terms and conditions of which PMIL shall have the right to subscribe for additional CGCL Loan Notes from CGCL for an aggregate subscription price of up to $5 million, together with a certain number of warrants to purchase CGCL Class C Ordinary Shares to be issued pursuant to the CGCL Class C Warrant Instrument;

“FWD” means a pan-Asian life insurance company majority owned by Pacific Century;

“FWD Parties” means FWD Life Insurance Public Company and FWD Life Insurance Company, Limited;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Initial Merger” means the merger between Bridgetown and Bridgetown Merger Sub, with Bridgetown Merger Sub being the surviving company;

“Mainland China” means the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“MoneyHero Group,” “we,” “our” or “us” means MoneyHero Limited and its subsidiaries;

“MoneyHero Group Members” means users who have login IDs with the MoneyHero Group’s platforms in Singapore, Hong Kong and Taiwan, users who subscribe to its email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and users who are registered in its rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated;

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period;

“Mr. Li” means Mr. Richard Tzar Kai Li;

“Nasdaq” means the Nasdaq Stock Market;

“PIK” means paid in kind;

“Pacific Century” means Pacific Century Group, an affiliate of Sponsor;

“PCAOB” means the U.S. Public Company Accounting Oversight Board;

“PMIL” means PCCW Media International Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of PCCW Limited. PCCW Limited is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Hong Kong Stock Exchange (stock code: 0008) and traded in the form of American Depositary Receipts on the OTC Markets Group Inc. (ticker: PCCWY);

“Preference Shares” means the preference shares of our Company with a par value of $0.0001 per share having the rights, preferences and restrictions set forth in the second amended and restated memorandum and articles of association of our Company, dated October 12, 2023;

“Public Warrants” means the warrants to be issued by us upon the conversion of Bridgetown Public Warrants at the effective time of the Initial Merger;

“SEC” means the U.S. Securities and Exchange Commission;

“Shares” means the Class A Ordinary Shares, Class B Ordinary Shares and Preference Shares;

“Sponsor” means Bridgetown LLC, a limited liability company incorporated under the laws of the Cayman Islands;

“Sponsor Warrants” means the warrants to be issued by us upon the conversion of Bridgetown’s private placement warrants at the effective time of the Initial Merger;

“Sponsor Permitted Transferees” means (i) our officers or directors, any affiliate or family member of any of our officers or directors, any affiliate of Sponsor or any member(s) of Sponsor or any of their affiliates and (ii) anyone who acquired Sponsor Warrants from Sponsor in one of the following manners: (a) in the case of an individual, by gift to a member such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual, or to a charitable organization; (b) in the case of an individual, by virtue of the laws of descent and distribution upon death of such person; (c) in the case of an individual, pursuant to a qualified domestic relations order; or (d) by virtue of the laws of the Cayman Islands or Sponsor’s memorandum and articles of association upon dissolution of Sponsor;

“Traffic” means the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source;

“Trust Account” means a trust account established by Bridgetown upon the consummation of its initial public offering;

“U.S. Dollars,” “US$” and “$” means United States dollars, the legal currency of the United States;

“Warrants” means our Public Warrants, Sponsor Warrants and Class A Warrants;

“Working Capital Loan Capitalization Agreement” means the working capital loan capitalization agreement, dated May 25, 2023, by and among Bridgetown, Sponsor, the Company and CGCL pursuant to which, among other things, the outstanding balance of the Working Capital Loans immediately prior to the effective time of the Initial Merger was capitalized into a number of Class A Ordinary Shares equal to the aggregate amount outstanding under such working capital loans, up to an amount not exceeding $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and CGCL), divided by 10.00, rounded down to the nearest whole number.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	our ability to grow market share in our existing markets or any new markets we may enter;

●	our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

●	our ability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

●	our ability to retain existing commercial partners or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners;

●	our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement;

●	our ability to continue to diversify and optimize our offerings, offer high-quality content and provide strong customer support;

●	the global economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	changes in the consumer lending and insurance markets;

●	changes in interest rates or rates of inflation;

●	ongoing geopolitical uncertainties and conflicts;

●	various risks inherent in operating and investing in Greater Southeast Asia;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	increased competition in our industry;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

v

●	our ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect the confidential information or personally identifiable information of its users and business partners;

●	developments related to COVID-19 and other pandemics, epidemics or public health threats;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	exchange rate fluctuations;

●	legal, regulatory and other proceedings;

●	changes in tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate; and

●	our ability to maintain the listing of our securities on Nasdaq.

You should read this annual report and the documents that we refer to in this annual report thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence, which we have not independently verified. The statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides technology regional support services, including legal, human resources and finance functions, to group companies and (v) CompareAsia Group Limited, which is primarily engaged in investment holding and provision of management services to other group companies. In 2021, 2022 and 2023, approximately 29.4%, 32.7% and 33.4% of our total revenue was derived from Hong Kong, respectively. As of December 31, 2023, approximately 59.5% of our assets were located in Hong Kong. Any changes in the economic, social and political conditions in Hong Kong, any escalation in political and trade tensions, including those involving the U.S., Mainland China and Hong Kong, and incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong, may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. The future development of national security laws and regulations in Hong Kong also could materially impact our business by possibly triggering sanctions or other harmful measures.

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide its products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China, and none of its assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, our management believes, based on their experience, that (i) the laws and regulations of the PRC do not currently have any material impact on our business operations and that the PRC government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities; and (ii) no permission or approval from PRC government authorities, including but not limited to the CSRC and the CAC, is required of our Company or any of our subsidiaries for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. As such, neither we nor any of our subsidiaries have applied for, or been denied, any permission or approval from PRC government authorities for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. However, we have not engaged PRC legal counsel in connection with reaching these determinations, and there is no guarantee that PRC government authorities will take the same position. If the conclusion that such permissions or approvals are not required proves to be incorrect, or if applicable laws, regulations or interpretations change, and we or any of our subsidiaries is required to obtain such permissions or approvals in the future, any failure to obtain the requisite permissions and approvals or the subsequent denial or rescission of such permissions and approvals could materially and adversely affect our operations, significantly limit or completely hinder our ability to offer or continue to offer securities, and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors.

Because of our substantial operations in Hong Kong and given that (i) the PRC government has significant oversight and authority over the conduct of business in Hong Kong generally and (ii) there are significant risks and uncertainties regarding the enforcement of PRC laws and regulations as the laws, rules and regulations in the PRC can change quickly with little advance notice, PRC laws, rules and regulations could become applicable to our business in Hong Kong, and we could become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, our operations may be materially and adversely affected, our Company’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities could significantly decline or become worthless, which would materially affect the interests of our investors. Furthermore, while we do not believe the recent statements and regulatory actions by the PRC government and regulatory authorities in Hong Kong, such as those related to data security or anti-monopoly concerns have had any impact on us, could have a significant impact on our ability to conduct our business, accept foreign investments, or seek or maintain listing on Nasdaq or another U.S. or foreign stock exchange. Any actions by the PRC government or regulatory authorities in Hong Kong to exert more oversight and control over offerings that are conducted overseas by, and/or foreign investment in, issuers that are based in Mainland China or Hong Kong could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

In addition, our auditor is headquartered in Hong Kong. Under the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), an issuer that has been identified as a Commission-Identified Issuer (i.e., an issuer who has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it was unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction) by the U.S. Securities and Exchange Commission for two consecutive years will be subject to trading prohibitions. On December 29, 2022, the Consolidated Appropriations Act of 2023 was signed into law, which contained, among other things, a provision identical to the aforementioned provision in the AHFCAA. Historically, the PCAOB had determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China or Hong Kong, because of positions taken by PRC authorities in such jurisdictions. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. The PCAOB has since then conducted inspections of certain PCAOB-registered public accounting firms headquartered in Mainland China and/or Hong Kong. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. While our auditor currently can be inspected by the PCAOB, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors outside the control of us and our auditor. For example, should the regulatory authorities in Mainland China or Hong Kong obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If we in the future file an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, we could be identified as a Commission-Identified Issuer and our securities would become subject to the aforementioned trading prohibitions if we are identified as a Commission-Identified Issuer for two consecutive years. The delisting of our securities, or the threat of our securities being delisted, may substantially impair your ability to sell our securities when you wish to do so and the value of your investment. In addition, as the inspections of audit firms, including audit firms in Mainland China and Hong Kong, that the PCAOB has conducted have identified deficiencies in those firms’ audit and quality control procedures, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.

Furthermore, several of our directors, officers and members of senior management, including but not limited to Kenneth Chan, Derek Fong, Susanna Lee, and Daniel Wang, are located in Hong Kong, which makes it more difficult (i) to serve legal process within the United States upon these individuals, (ii) to obtain information from these individuals necessary for investigations or lawsuits, (iii) to enforce, both in and outside the United States, judgments obtained in U.S. courts against these individuals in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws, and (iv) to bring an original action in a Hong Kong court to enforce liabilities against these individuals based upon the U.S. federal securities laws. None of our directors, officers and members of senior management is, or is expected to be, located in Mainland China.

Cash Flows through Our Organization

Cash is transferred within the MoneyHero Group mainly in the following manners:

●	Intercompany working capital loans;

●	Repayment of intercompany working capital loans;

●	Service fees and recharges in connection with various types of management, administrative, technical support and marketing services; and

●	Capital contributions into group companies that are engaged in insurance brokerage business.

The table below sets forth a breakdown of the amounts transferred, the parties and regions involved and the currencies in which the transfers were made during the period from January 1, 2021 to December 31, 2023.

Source of Funds	Nature of Transfer	Payor	Payee	Currency of Transfer	Amount (US$, in thousands)
Singapore	Working Capital Loan	CAG Regional Singapore Pte. Ltd (“CAGRSG”)	Seedly Pte. Ltd	US$	118
		Ekos Pte. Ltd.	CAGRSG	S$	1,326
		Singsaver Pte. Ltd.	CAGRSG		5,868
		Singsaver Pte. Ltd.	Seedly Pte. Ltd		747
	Service Fees and Recharges	Singsaver Pte. Ltd.	CAGL	US$	2,719
			Ekos Pte. Ltd.	S$	704
			Seedly Pte. Ltd		402
		Ekos Pte. Ltd.	Singsaver Pte. Ltd.		49,193
		Ekos Pte. Ltd.	Seedly Pte. Ltd		193
		Seedly Pte. Ltd	Singsaver Pte. Ltd.		217
		Singsaver Insurance Brokers Pte. Ltd.	Singsaver Pte. Ltd.		326
	Capital Contribution	Singsaver Pte. Ltd.	Singsaver Insurance Brokers Pte. Ltd.		440
	Loan Repayment	Singsaver Pte. Ltd.	CAGL	US$	3,476
		Seedly Pte. Ltd	Singsaver Pte. Ltd.	S$	288
	Loan Repayment	CAGRSG	Ekos Pte. Ltd.		577
Hong Kong	Working Capital Loan	CGCL	CAGL	US$	65,934
		CAGL	CAGRSG		36,631
			Ekos Pte. Ltd.		211
			Seedly Pte. Ltd		1,990
			Singsaver Pte. Ltd.		1,843
			CAG Regional Limited		12,318
			Ekos Limited		367
			MoneyHero Global Limited		900
			Money101 Limited		642
			CompareAsia Group ROHQ Philippines		80
			MoneyGuru Philippines Corporation		1,134
			Compargo Malaysia Sdn. Bhd.		1,098
			Certain historic subsidiaries		1,264
		MoneyHero Global Limited	CAGRL		350
		MoneyHero Global Limited	Ekos Limited	HK$	15
	Loan Repayment	CAGRL	CAGL	US$	601
		CAGL	CGCL		1,540
		MoneyHero Global Limited	CAGL		5,129
		Ekos Limited	MoneyHero Global Limited	HK$	15
	Service Fees and Recharges	MoneyHero Global Limited	CAGL	US$	1,629
			CAGRL	HK$	490
		MoneyHero Insurance Brokers Limited	CAGRL		14
			MoneyHero Global Limited		854
		Ekos Limited	MoneyHero Global Limited		1
	Capital Contribution	MoneyHero Global Limited	MoneyHero Insurance Brokers Limited		819
Taiwan	Loan Repayment	Money101 Limited	CAGL	US$	1,100
The Philippines	Working Capital Loan	MoneyGuru Philippines Corporation	CompareAsia Group ROHQ Philippines	PHP	413
	Loan Repayment	MoneyGuru Philippines Corporation	CAGL	US$	2,467
	Loan Repayment	CompareAsia Group ROHQ Philippines	MoneyGuru Philippines Corporation		75
	Service Fees and Recharges	MoneyGuru Philippines Corporation	CAGL		1,166
			CAGRL		1,289
			CAGRSG		64
			CompareAsia Group ROHQ Philippines	PHP	90
		CompareAsia Group ROHQ Philippines	MoneyGuru Philippines Corporation		18
		MoneyHero Insurance Brokerage, Inc.	MoneyGuru Philippines Corporation		1,121
	Capital Contribution	MoneyGuru Philippines Corporation	MoneyHero Insurance Brokerage, Inc.		208

As of the date of this annual report, no cash dividend or distribution had been made by our Company or any of our subsidiaries to our respective investors. It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future. The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of our Company and our subsidiaries from time to time and will be within the discretion of our board of directors. We believe that there are no additional limitations or foreign exchange restrictions on our ability to transfer cash between our Company and our subsidiaries, or among our subsidiaries, either within a certain region or cross borders, and our ability to distribute earnings or declare dividends to U.S. and non-U.S. investors, other than the laws and regulations described under the sections titled “Regulations on Foreign Investment and Exchange Control” and “Regulations on Dividend Distribution” under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Singapore,” the sections titled “Regulations on Foreign Ownership Restrictions,” “Regulations on Exchange Control” and “Regulations on Dividend Distributions” under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the Philippines,” the sections titled “Regulations on Foreign Investment,” “Regulations on Financial Support Provided by Offshore Entities,” “Regulations on Exchange Control” and “Regulations on Dividend Distributions” under the section titled “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Taiwan,” the sections titled “Regulations on Foreign Investment,” “Regulations on Exchange Control” and “Regulations on Dividend Distribution” under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Malaysia” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares and Preference Shares—Dividends.”

In addition, there are various restrictions under current PRC laws and regulations on intercompany fund transfers and foreign exchange control, which mainly include the following:

●	Dividends. PRC companies may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations, and must first set aside at least 10% of their after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, PRC companies are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and a withholding tax, at the rate of 10% or lower, is payable by a PRC subsidiary upon dividend remittance.

●	Capital expenses. Approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, PRC companies are required to obtain approval from the State Administration of Foreign Exchange (the “SAFE”) or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside Mainland China, or to make other capital expenditure payments outside Mainland China in a currency other than Renminbi.

●	Shareholder loans and capital contributions. Loans by an offshore holding company to its PRC subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from such holding company to its PRC subsidiaries is required to be registered with the competent PRC governmental authorities.

As we do not currently have, or expect to have, any subsidiaries or business operations in Mainland China or any revenue from Mainland China, and none of its assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China, we believe, based on the experience of our management, that there are no restrictions on foreign investments or foreign ownership applicable to the businesses currently conducted by our Hong Kong subsidiaries, and that no foreign exchange controls are currently in force in Hong Kong. However, funds or assets located in Hong Kong may not be available to fund operations or for other use outside of Hong Kong due to the PRC government authorities’ interventions in, or the imposition of restrictions and limitations on, the ability of our Company or our subsidiaries to transfer cash or assets. However, there remains uncertainty as to how the relevant laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the SAFE, will take the same position. If our Company or any of our subsidiaries were to be deemed by PRC regulatory authorities to be subject to these restrictions, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required registration, which could have a material and adverse effect on our business, financial condition and results of operations.

We maintain a Finance and Accounting Manual, which sets forth certain rules and procedures relating to cash management. All the group companies are required to perform monthly bank reconciliation. The Group Finance Director prepares a group-level cash position report on a monthly basis for the group’s Chief Executive Officer and Chief Financial Officer to review, with a summary of the balances of bank accounts in each of our five markets, analysis on the fluctuations for the month, information about conversion of trade receivables to cash, explanation on the sources and uses of cash and other information required to forecast, schedule and allocate cash. In addition, for purposes of working capital budgeting, local financial managers are required to send a monthly cashflow forecast of their respective region for the Group Finance Director and Chief Financial Officer to review, and variances from previous forecasts are also analyzed as part of this process. Local entities that need funds for operations are required to submit cash requests to the Group Finance Director and Chief Financial Officer for assessment and approval. Repayments of working capital loans and regional recharges are initiated at the group level, taking into account factors such as the funding needs of the entities and foreign exchange exposure, and require approval from the Chief Financial Officer.

A. Selected Financial Data

The following tables present our selected consolidated financial information. The selected consolidated statements of loss and other comprehensive (loss)/income data and cash flow data for the three years ended December 31, 2023, 2022 and 2021 and the consolidated balance sheets data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” below and the audited consolidated financial statements and notes thereto included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with IFRS. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. The historical results included below and elsewhere in this prospectus are not indicative of our future performance.

Consolidated Statements of Loss and Other Comprehensive (Loss)/Income

	For the Year Ended December 31,
	2023	2022	2021
	(US$ in thousands, except for loss per share)
Revenue	80,671	68,132	61,882
Costs and expenses	(110,698)	(109,105)	(91,112)
Operating loss	(30,026)	(40,973)	(29,230)
Other income/(expenses)	(142,511)	(8,721)	(1,741)
Loss before income tax	(172,538)	(49,694)	(30,970)
Tax (expenses)/credit	(63)	252	38
Loss for the year	(172,601)	(49,442)	(30,932)
Other comprehensive (loss)/income, net of tax	(850)	3,130	2,368
Total comprehensive loss, net of tax	(173,451)	(46,312)	(28,564)
Basic and diluted loss per share	(17.9)	(102.4)	(143.2)

Consolidated Statements of Financial Position

	As of December 31,
	2023	2022
	(US$ in thousands)
Assets
Current assets	106,947	48,644
Non-current assets	8,100	15,608
Total assets	115,047	64,252
Liabilities
Current liabilities	35,708	39,011
Non-current liabilities	255	9,419
Total liabilities	35,963	48,430
Net assets	79,084	15,822
Shareholders’ equity
Total shareholders’ equity	79,084	15,822

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2023	2022	2021
	(US$ in thousands)
Net cash flows used in operating activities	(17,043)	(14,609)	(14,385)
Net cash flows used in investing activities	(1,342)	(4,976)	(5,475)
Net cash flows from financing activities	63,062	34,790	11,584
Net increase/(decrease) in cash and cash equivalents	44,677	15,205	(8,276)
Cash and cash equivalents at the beginning of the year	24,078	9,190	17,611
Effect of foreign exchange rate changes, net	(113)	(317)	(145)
Cash and cash equivalents at the end of the year	68,641	24,078	9,190

Non-IFRS Financial Matters

	For the Year Ended December 31,
	2023	2022	2021
	(US$ in thousands)
Loss for the year	(172,601)	(49,442)	(30,932)

Tax expenses/(credit)	63	(252)	(38)
Depreciation and amortization	7,165	4,789	3,900
Interest income	(873)	(28)	(15)
Finance costs	19,028	7,801	1,702

EBITDA	(147,217)	(37,132)	(25,382)

Non-cash items:
Changes in fair value of financial instruments	57,333	1,101	179
Impairment of goodwill	—	4,383	—
Impairment of other intangible assets	3,106	1,451	—
Share-based payment arising from employee share option scheme	6,629	14,431	9,353
Unrealized foreign exchange differences, net	(895)	3,389	2,747

Listing and other non-recurring strategic exercises related items:
Share-based payment on listing	67,027	—	—
Equity settled share-based payment arising from professional services in relation to listing	500	—	—
Transaction expenses	6,643	1,139	2,254
Gain on derecognition of convertible loan and bridge loan	—	(135)
Equity-settled share-based payment expense arising from other fundraising activities	—	882

Other non-recurring items:
Government subsidies	(79)	(734)	(533)
Other long-term employee benefits expense/(credit)	110	(4,951)	(240)
Employee severance expenses	1	528	—

Adjusted EBITDA(1)	(6,842)	(15,648)	(11,622)
Revenue	80,671	68,132	61,882
Adjusted EBITDA	(6,842)	(15,648)	(11,622)
Adjusted EBITDA margin(1)	(8.5)%	(23.0)%	(18.8)%

Note:

(1)	In addition to our results determined in accordance with IFRS, we believe that the above non-IFRS measures are useful in evaluating its operating performance. We use these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of assets, equity-settled share option and share-based payment expenses, other long-term employee benefits expense/(credit), employee severance expenses, transaction expenses, changes in the fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies which are mainly COVID-related. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided above for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. For additional information on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our Class A Ordinary Shares and Warrants involves significant risks. Below is a summary of certain material risks we face, organized under the relevant headings. You should carefully consider the risks below and further discussed under “Item 3. Key Information—D. Risk Factors” before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.

Risks Related to Our Business and Industry

●	Our historical revenue growth and financial performance may not be indicative of our future performance;

●	We have a history of losses, and we may not achieve or maintain profitability in the future;

●	Economic conditions, including changes in the consumer lending and insurance markets, and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition and results of operations;

●	Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment;

●	If we fail to retain existing commercial partners, especially commercial partners from which we generate a substantial portion of our revenue, or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners, our business, financial condition and results of operations could be materially and adversely affected;

●	Our business relies heavily on our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement;

●	Our business is highly dependent on our ability to offer high-quality content that meets our users’ preferences and demands;

●	We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time;

●	If we are not able to keep pace with technological developments or respond to future disruptive technologies, we might not remain competitive and our business could be adversely affected;

●	We rely on the data provided by our users and third parties to operate our business and enhance our products and services, and failure to maintain and grow the use of such data may adversely affect our business, financial condition and results of operations;

●	Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations;

●	Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition and results of operations;

●	We may be subject to complaints, litigation, arbitration proceedings and regulatory investigations and inquiries from time to time; and

●	We may fail to obtain, maintain or renew the requisite licenses and approvals.

Risks Related to Doing Business in Singapore

●	Our business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore, and by the general state of the Singapore economy.

Risks Related to Doing Business in Hong Kong

●	Potential political and economic instability in Hong Kong may adversely impact our results of operations;

●	The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us;

●	The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, Mainland China must conduct their business activities. Because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors;

●	Our Hong Kong subsidiaries may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

●	We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

●	The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business;

●	If we are identified by the SEC as a Commission-Identified Issuer for two consecutive years due to the PCAOB’s inability to inspect our auditors, our securities will likely be delisted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections;

●	There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in Hong Kong based on United States or other foreign laws against our directors, officers and members of senior management who are located in Hong Kong;

●	We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations; and

●	Increases in labor costs may adversely affect our business and results of operations.

Risks Related to Doing Business in Taiwan

●	Regional geopolitical risks and disruptions in Taiwan’s political environment caused by local political events could negatively affect our business operations in Taiwan.

Risks Related to Doing Business in the Philippines

●	Our Philippines subsidiaries face challenges and risks unique to operating a business in the Philippines;

●	If we are unable to manage those challenges and risks, the growth of our business could be limited, and our business could suffer; and

●	The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including our Philippines subsidiaries.

Risks Related to Doing Business in Malaysia

●	Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Risks Related to Our Securities

●	Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Class A Ordinary Shares and/or Public Warrants;

●	The market price and trading volume of our securities may be volatile and could decline significantly in the future, which could subject us to securities class action litigation;

●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly;

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities and make it difficult for holders to sell the securities;

●	Future resales of a large number of our Class A Ordinary Shares or Warrants may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well;

●	Certain of our shareholders may have substantial influence over us, and their interests may not be aligned with the interests of our other shareholders;

●	We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifies for, and could elect to rely on, exemptions from certain corporate governance requirements; and

●	Our issuance of additional share capital in connection with acquisitions, investments, financings, its equity incentive plans, the exercise of Warrants or otherwise will dilute all other shareholders and could cause the market price of our securities to decline.

Risks Related to Our Business and Industry

Our historical revenue growth and financial performance may not be indicative of our future performance.

As a relatively young company, we have experienced rapid growth in the past, which may not be sustainable or representative of our future growth trajectory. Additionally, the COVID-19 pandemic has accelerated the shift towards digital acquisition of financial services, leading to an exceptional period of growth that may not be maintained in the future. As the effects of the pandemic subside and market conditions change, we may face new challenges that could impact our growth rate and financial performance. These challenges may include increased competition, evolving user preferences, adverse market conditions or regulatory changes, and other factors beyond our control. Consequently, our historical growth and financial performance may not be indicative of our future prospects. If we are unable to maintain our growth momentum, adapt to changing market conditions or address new challenges effectively, our business, financial condition and results of operations could be materially and adversely affected.

We have a history of losses, and we may not achieve or maintain profitability in the future.

We have a history of losses, including losses of US$30.9 million, US$49.4 million and US$172.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. We expect to continue to make investments in developing and expanding our business, including, but not limited to, in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. Our growth efforts may result in significant costs and expenses before generating any incremental revenue from acquisitions or investments. Moreover, we may experience more expenses than we anticipate or fail to generate enough revenue to offset costs, leading to increased losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including, but not limited to:

●	our inability to grow market share in our existing markets or any new markets we may enter;

●	our expansion into new markets or adjacent lines of business, for which we typically incur more significant losses in the early stages following entry;

●	our inability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;

●	increased competition in the financial comparison industry and insurance brokerage industry in our main markets;

●	failure to realize effective marketing campaigns and product and technology enhancements;

●	failure to execute our growth strategies;

●	changes in the macroeconomic and geopolitical environment and a subsequent reduction in our commercial partners’ customer acquisition budgets for, and our users’ demand for, financial products across our markets;

●	increased marketing costs;

●	challenges in hiring additional personnel to support our overall growth;

●	increased labor costs as a result of rising inflation and increasing competition;

●	changes in laws, regulations and government policies that directly or indirectly impact our industries and business operations;

●	public health threats, natural disasters or other catastrophic events;

●	changes in accounting policies; and

●	unforeseen expenses, difficulties, complications and delays, and other unknown factors.

In addition, as a public company, we will also incur significant legal, accounting, insurance, compliance and other expenses that we did not incur as a private company. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed, and we may not achieve or maintain profitability in the future.

Economic conditions, including changes in the consumer lending and insurance markets, and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition and results of operations.

Our business operations and financial performance are influenced by the overall condition of the markets in which we operate. Each of the markets in which we operate is affected by various macroeconomic factors outside our control, which by their nature are cyclical and subject to change. These factors include, among other things, interest rates, the general market outlook for economic growth, unemployment and consumer confidence. These factors are also affected by government policy and regulations that may change.

The current global economic slowdown, adverse changes in the consumer lending and insurance markets and the possibility of continued turbulence or uncertainty in global financial markets and economies have had, continue to have, and may increasingly have a negative impact on our users and commercial partners, the demand for, and supply of, the financial products on our platforms, our ability to generate revenue from our commercial partners and grow our business, and our access to and the availability of financing on acceptable terms. For example, while rising inflation could cause consumers to seek increased credit both in the form of credit cards and personal loans, our commercial partners may tighten their underwriting standards as they see higher rates of default from consumers, which could result in decreased supply of credit card or personal loan products on our platforms and lower approval rates. Inflationary pressures have increased our operating costs in 2023 and could continue to have an adverse impact on our costs, margins and profitability in the future. Factors such as increased interest rates, economic uncertainties, recessionary conditions, increased unemployment or stagnant or declining wages also can cause consumers to become more cautious in their borrowing behavior, seek alternative financing options or postpone borrowing decisions altogether. While we closely monitor market conditions and have adopted vertical diversification strategies, there is no guarantee that our efforts will be successful in countering the potential negative impacts of macroeconomic risks on our business. Furthermore, macroeconomic conditions could adversely affect the financial strengths of our commercial partners, causing them to cease participating, or participating less, on our platform, tighten underwriting standards, become less willing or able to issue credit, reduce approval rates, implement cost-reduction initiatives that reduce or eliminate their marketing budgets available to our platforms, requiring them to drop the quality of their products and services, or rendering them unable to pay us fees on time, or at all. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, our business, financial condition and results of operations could be materially and adversely affected.

Our operations also could be disrupted by geopolitical risks, including those arising from geopolitical conditions, political and social instability, acts of war or other similar events, which may negatively impact economic growth, cause uncertainty and volatility in the financial markets, and adversely affect our business, financial condition and results of operations. For example, in February 2022, Russia initiated significant military actions against Ukraine, and the tension between Israel and Iran may escalate in the future and turn violent. In response, the U.S. and certain other countries imposed sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business and financial organizations. It is not possible to predict the broader consequences of the conflict, its future development, the extent of further sanctions, and their impact on our business operations and our ability to raise capital. These and any adverse changes or instabilities in the geopolitical environment could increase our costs and our exposure to legal and business risks and disrupt the operations of our company, our content and channel partners and our commercial partners.

Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment.

We are dual-headquartered in Singapore and Hong Kong and have operations in five Greater Southeast Asia markets. In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively.

Each of our markets has its own set of political, policy, legal, economic, taxation and other risks and uncertainties that may impact our performance. Therefore, operating in our current markets often requires bespoke business models for each market in which we operate, which adds complexity and reduces economies of scale. In addition, volatile political situations, policy instabilities or changes in policy directions in these markets could negatively affect the local economy, operating environment and investor confidence, which in turn could have a material adverse effect on our business, financial condition and results of operations. Furthermore, emerging market countries, such as the Philippines and Malaysia, tend to have less sophisticated legal, taxation and regulatory frameworks than developed markets and are typically subject to greater risks and uncertainties, including, but not limited to, the risks of expropriation, nationalization, commercial or governmental disputes, inflation, interest rate and currency fluctuations, and greater difficulty in enforcing or collecting payment against contracts and ensuring that all required governmental and regulatory approvals necessary to operate our business are in place and will be renewed. In addition, the laws and regulations in these markets are more susceptible to unexpected changes and inconsistent application, interpretation or enforcement.

For a more detailed description of these risks, see “—Risks Related to Doing Business in Singapore,” “—Risks Related to Doing Business in Hong Kong,” “—Risks Related to Doing Business in Taiwan,” “—Risks Related to Doing Business in the Philippines” and “—Risks Related to Doing Business in Malaysia.”

If we fail to retain existing commercial partners, especially commercial partners from which we generate a substantial portion of our revenue, or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As of December 31, 2023, we had over 280 commercial partner relationships.

Our commercial partners typically do not have exclusive commercial relationships with us. Our agreements with our commercial partners typically have a term of one to three years on average, which may be terminated by either party for any reason with adequate notice. Our ability to attract and retain commercial partners and negotiate favorable fee arrangements with them is largely dependent on our ability to provide them with a large and consistent volume of qualified users ready to transact and our fee arrangements with them. If we fail to consistently deliver a sufficient quantity of reliable and high-quality customer referrals, due to factors such as shifts in consumer behavior or the emergence of new competitors, our commercial partners may choose to allocate their resources towards alternative channels or competitors, which could negatively impact our revenue, business, financial condition and results of operations. Additionally, changes in market conditions or the regulatory environment may further impact our commercial partner network.

The process of establishing new partnerships or expanding existing relationships can be time-consuming and resource intensive. We devote significant resources to developing and maintaining our relationships with commercial partners but there is no guarantee that our efforts will be successful. If we fail to identify and adapt to the evolving needs of our commercial partners, successfully maintain our relationships with existing commercial partners or identify and secure new sources of supply for our platforms, the amount of fees we can generate from commercial partners could decline significantly, and the quality, diversity and competitiveness of the financial products available through our platforms could be harmed, which will in turn make it more difficult for us to attract and retain users and make us less valuable to commercial partners.

In addition, as the financial services industry in Asia is relatively concentrated, our revenue is heavily reliant on a small number of key commercial partners. For example, various entities affiliated with or acting on behalf of Citibank, N.A. across our key markets together contributed to approximately 22% of our revenue in 2023. The services we provide to these entities are governed by master services agreements, with a term of one to three years, and various work orders and marketing agreements covering a variety type of financial products. The work orders and marketing agreements set out the specific commercial terms and have varying terms of duration. The termination of the master services agreements will not result in the termination of any specific work order or marketing arrangement. The concentrated nature of the industry increases our dependency on these key partners and exposes us to risks associated with the loss of business, unfavorable renegotiation of contractual terms and the emergence of new competitors. If we are unable to manage the risks associated with our dependence on a small number of key commercial partners or adapt to changes in the market environment, if our relationships with any of these key commercial partners were to be terminated, or if our level of business with them were to decrease significantly, our business, financial condition and results of operations could be materially and adversely affected.

Our success-based fee model is subject to risks that could have a material adverse effect on our business, financial condition and results of operations.

We generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. For our internet leads generation and marketing service income, which accounted for approximately 95.8%, 95.3% and 94.0% of our total revenue in 2021, 2022 and 2023, respectively, we charge our commercial partners on a revenue per click (“RPC”), revenue per lead (“RPL”), revenue per application (“RPA”) or revenue per approved application (“RPAA”) basis. In 2021, 2022 and 2023, 87%, 84% and 90% of our revenue was realized based on Approved Applications, respectively, with the remaining portion realized primarily based on Clicks, Leads and Applications. Our internet leads generation and marketing service income is tied to Click, Leads, Application or Approved Application, as applicable, and there is no duplication among the pricing models. Our pricing model is product-based, and our arrangements with some of our commercial partners involve more than one pricing model. The success-based nature of our fee structures creates business risks as we incur marketing and other costs involved in generating revenue upfront but will only receive fees from our commercial partners when such efforts and costs successfully result in Clicks, Leads, Applications and Approved Applications. In 2021, 2022 and 2023, over 80% of our revenue was realized based on Approved Applications. As such, fluctuations in approval rates for Applications, which may be influenced by factors such as economic conditions, consumer creditworthiness and competition from other financial services providers, could create significant risks to our ability to generate revenue and earn profit. Our dependency on success-based outcomes requires us to continuously invest in marketing and promotional activities to attract users to our platforms, while also maintaining strong relationships with our commercial partners. Any adverse change in the availability and competitiveness of the financial products on our platforms, the willingness of our commercial partners to approve applications for financial products, our fee arrangements with our commercial partners, or our ability to attract new users, retain existing users and increase user engagement level could have a material and adverse impact on our business, financial condition and results of operations.

Trends in the credit card industry and impact of the general economy on the credit card industry could harm our business, financial condition and results of operations.

The credit card market is an important part of our business. In 2021, 2022 and 2023, over 70% of our revenue was derived from credit card products. Our participation in the credit card market is subject to particular risks, each of which could negatively affect our business, financial condition and results of operations:

●	adverse conditions in the economy may affect consumer creditworthiness and credit card issuers’ willingness to issue new credit;

●	lower approval rates by credit card issuers due to tighter underwriting or other factors;

●	credit losses among credit card issuers may increase beyond normal and budgeted levels, which could cause a reduction in credit card issuers’ ability to extend credit;

●	decreases in consumer interest in credit card products;

●	increased competition; and

●	our inability to provide competitive service to credit card issuers and to consumers using our platforms.

Our insurance brokerage businesses pose unique risks.

We hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines and insurance agent registrations in Malaysia. In 2021, 2022 and 2023, we had insurance commission income of US$0.9 million, US$1.7 million and US$3.4 million, respectively, representing approximately 1.5%, 2.4% and 4.2% of our total revenue, respectively. Commission fee rates and premiums can change based on various factors over which we do not have control, such as the prevailing economic, regulatory, taxation and competitive factors, as well as consumer demand for insurance products and the growing availability of alternative methods for consumers to meet their risk-protection needs. Any decrease in commission fee rates or premiums may have an adverse effect on our financial condition and results of operations.

In addition, our insurance brokerage business is subject to various laws and regulations. Any failure to comply with applicable laws or regulations could result in fines, censure, suspensions of business or other sanctions, including revocation of licenses, which could have a material and adverse effect on our business, financial condition and results of operations. For more details on the applicable laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations.” Even if a sanction imposed against us or our personnel is small in monetary amount, the resulting adverse publicity arising could harm our reputation and impair our ability to attract and retain users and commercial partners. In addition, new laws and regulations that impose additional compliance requirements or make it harder for us to renew our licenses could be adopted from time to time.

Our business relies heavily on our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement.

Our financial performance heavily depends on our ability to refer our users to our commercial partners and facilitate transactions between our users and commercial partners. Our ability to attract new, and retain existing, users and maintain and increase levels of user engagement depends on various factors, including, but not limited to:

●	changes in market conditions and the regulatory environment;

●	fluctuations in the demand for, and supply of, the financial products on our platforms;

●	our ability to identify the evolving needs of our users and adapt our platforms and product offerings to cater to such needs in a timely and effective manner;

●	the strength and influence of our brands;

●	our commercial partners’ ability to offer products and services that meet user demands and to ensure the relevance and attractiveness of their products in response to new and refined financial products available in the market.

●	our ability to offer high-quality content, access to competitive products, personalized user experience and satisfactory customer services;

●	our ability to further diversify our product and service offerings;

●	the effectiveness of our marketing and promotional activities;

●	our ability to continuously invest in research and development, adapt to technological advancements and emerging trends in customer touchpoints, data management and digital marketing, and stay at the forefront of industry innovation;

●	our ability to successfully navigate the competitive landscape by staying ahead of new entrants and the evolving strategies of existing competitors; and

●	our ability to address user concerns regarding the privacy and security of our platforms.

Negative publicity about our platforms, our commercial partners, or the financial products available on our platforms, whether accurate or inaccurate, disruptions or outages of our or our commercial partners’ platforms or other technical or customer service problems that frustrate the user experience may also adversely affect our ability to attract and retain users.

A substantial portion of our user base discovers our services through search engine results, making our visibility in these results a critical factor in attracting and retaining users. Search engine algorithms and ranking criteria are subject to continuous changes and updates. Changes to search engine algorithms or terms of service, or a decline in the effectiveness of our search engine optimization (“SEO”) activities, could cause our websites to be ranked lower or excluded from search results. In addition, our competitors may engage in SEO and search engine marketing (“SEM”) strategies that could result in their offerings ranking higher than ours in search results, the search engines we use could experience service disruptions or outages, and search engines may take actions against our websites for behavior that it believes unfairly influences search results. We must continuously invest in and adapt our SEO and SEM strategies to maintain and improve our search result rankings and effectively use other social media platforms and other online sources to generate traffic to our platforms, which may require significant resources and expertise. If we are unable to maintain or improve our search engine visibility, or if we experience a decline in our search result rankings due to algorithm changes or other factors, our ability to cost-effectively attract and retain users may be compromised.

In addition to organic traffic, we also expand our user reach through paid marketing channels, such as Google, Facebook, Bing, and Yahoo!, and by partnering with other third-party online content and channel partners via Creatory, who receive commission from us on a fixed fee basis or conversion-based fee basis for promoting the financial products on our platforms. If we are unable to monitor conversions on a real time basis across all paid marketing channels and optimize our paid marketing channel mix, or identify, attract and retain at economically attractive price points a sufficient number of content and channel partners who can successfully promote the products on our platforms, our ability to cost-effectively expand our user base and our results of operations could be significantly harmed. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract visits to our platforms. Failure to drive campaigns with cost-effective rewards options that are likely to attract high quality traffic and result in conversions could have a material adverse effect on our financial performance. In addition, we bear the cost for most of the rewards offered to our users who purchase or were approved for particular financial products via our platforms and certain costs related to the fulfillment of rewards, which require operational bandwidth and a dedicated procurement team for cost-effective sourcing of rewards. Adverse changes in these costs and other costs related to the services that we provide to our commercial partners and their customers, such as customer support services, also could have a material and adverse effect on our financial performance.

Our business is highly dependent on our ability to offer high-quality content that meets our users’ preferences and demands.

Our business relies heavily on our ability to provide high-quality content that is both timely and tailored to meet the preferences and demands of our users. To maintain user engagement and attract new users to our platforms, we must continuously invest in creating, curating and updating relevant content that covers a wide range of consumer finance products, offers value to our users and supports their financial decision-making processes. The success of our content strategy depends on various factors, including our ability to anticipate and adapt to evolving user preferences, the effectiveness of our content development and delivery processes, and our capacity to leverage data and analytics to optimize content relevance and user engagement. In addition, we must stay abreast of market trends, technological advancements and regulatory changes that may impact the financial industry and users’ needs and preferences.

If we fail to offer high-quality content in a timely manner that aligns with our users’ preferences and demands, we may experience a decline in user engagement, retention and acquisition, which could adversely affect our business, financial condition and results of operations. Moreover, any failure to effectively compete with other financial services aggregators or adapt to the changing content landscape may negatively impact our competitive position, growth prospects and long-term viability.

Failure to offer high-quality customer support could adversely affect our business, financial condition and results of operations.

Providing high-quality customer service and support, including with respect to rewards fulfilment, is essential for fostering trust and loyalty among our users and commercial partners. Poor customer service or inadequate support could reduce user satisfaction and conversion rates, weaken our reputation and harm our relationships with our commercial partners. This risk is especially pronounced in emerging markets such as the Philippines, where we rely on customer service agents to assist with converting Clicks and Leads to Applications for our commercial partners.

We have invested in the continuous improvement of our technological infrastructure and customer service operations, including the training and development of customer service agents, streamlining our support processes, and implementing systems for monitoring and evaluating performance. However, these efforts may be resource intensive and may not guarantee the desired level of customer satisfaction. If we fail to provide high- quality customer service and support, our business, financial condition and results of operations could be materially and adversely affected.

We are making substantial investments in new product offerings and technologies, and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefit from them.

In response to the constant innovation in the financial services industry, evolving customer preferences and ongoing emergence of new digital channels and solutions, we expect to increase our investments in new product offerings and technologies in the future. However, these efforts are inherently risky, and there is no guarantee that we will realize any anticipated benefits from them. Despite the potential for growth and increased market share, the introduction of new products and technologies exposes us to several risks, including, but not limited to:

●	the possibility that these new products or services may not gain market acceptance or be commercially viable;

●	the risk of investing significant financial and human resources in the development and implementation of new technologies without generating adequate returns;

●	the challenge of overcoming any potential regulatory hurdles and adapting to changes in legal frameworks;

●	the need to differentiate our offerings from those of our competitors; and

●	the uncertainty associated with the effectiveness of our marketing and sales strategies in promoting new products or services.

We have less experience operating in some of the newer fields into which we have expanded.

As we continue to expand our product portfolio, such as wealth management products and new types of insurance products, our lack of experience could adversely affect our ability to successfully navigate the complexities of these new sectors. Entering new fields involves unique challenges, including understanding industry-specific regulations, establishing relationships with new commercial partners, developing expertise in product offerings and user preferences and navigating new regulatory landscapes. Our ability to successfully expand into these areas will depend on our capacity to acquire the necessary knowledge and skills, as well as to adapt our business model and strategies accordingly. To mitigate these risks, we may need to invest in training our existing workforce, hiring new employees with relevant experience, and potentially acquiring or collaborating with other companies that possess the required expertise. However, these efforts may be time-consuming or resource intensive and may not guarantee success. If we are unable to effectively manage our expansion into newer fields, our business, financial condition and results of operations could be materially and adversely affected.

We rely on the data provided by our users and third parties to operate our business and enhance our products and services, and failure to maintain and grow the use of such data may adversely affect our business, financial condition and results of operations.

As an online financial services aggregator, we rely on the data provided by our users and third parties, such as Google, to operate our business, provide our services and enhance our offerings. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from third-party financial institutions, credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners. For the credit report feature in our MoneyHero App in partnership with TransUnion Limited (“TransUnion”), we offer registered users who have provided the requisite consent and passed the authentication process access to credit reports provided by TransUnion on the MoneyHero App free of charge. Other than with respect to users accessing their own credit reports and our own internal use of data to enhance our tailored product and service offerings, we do not compile or process such data for dissemination to anyone else.

However, users may provide inaccurate or incomplete information or may choose not to share certain data with us due to privacy concerns, and third-party sources may also face challenges in ensuring the accuracy and completeness of their data. For example, we do not verify the information obtained from TransUnion, and the credit scores we provide to users of the MoneyHero App may not reflect their actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. Moreover, changes in laws and regulations governing data protection and privacy may restrict our ability to collect, use and share such data, or may impose additional compliance burdens that increase our operating costs and subject us to fines and penalties if we or our business partners mishandle such data. For more details on applicable regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Regulations.” For more details on related risks, see “—Risks Related to Doing Business in Hong Kong—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” If we are unable to effectively manage the risks associated with maintaining and growing the use of user and third-party data, our ability to provide high-quality products and services, attract and retain users and commercial partners, and maintain our competitive position may be materially and adversely affected.

Failure to maintain our relationship with TransUnion could have a material adverse effect on our business, financial condition and results of operations.

Our relationship with TransUnion is critical for our credit scoring efforts in the Hong Kong market. In February 2023, we launched a credit report feature in our MoneyHero App, pursuant to the terms and conditions of a Consumer Connect Services Agreement between our subsidiary MoneyHero Global Limited and TransUnion. Under the Consumer Connect Services Agreement, TransUnion granted a limited, non-exclusive, non-transferable, non-sublicensable and revocable license to MoneyHero Global Limited for it to offer consumer identity verification services and consumer credit data provision services in Hong Kong to users of the MoneyHero App. Registered users who have provided the requisite consent and passed the authentication process can access their credit reports on the MoneyHero App free of charge. From the launch of the credit report feature to the end of December 2023, approximately 1,300 applications for credit cards and personal loans were submitted on our platform by users of the MoneyHero App. If we fail to maintain our collaboration with TransUnion or to maintain such collaboration on terms acceptable to us, we may not be able to continue to offer our credit scoring service, which could harm user acquisition and conversion and have a material adverse effect on our business, financial condition and results of operations.

Under the Consumer Connect Services Agreement, we are required to comply with various restrictions and requirements with respect to, among other things, the request, use and retention of the consumer credit information provided by TransUnion, information security and incident notification. TransUnion also has the right to conduct audits on our compliance with the agreement. The Consumer Connect Services Agreement has a term of five years, commencing on February 1, 2023, and will be automatically renewed for four consecutive terms of 12 months unless terminated earlier pursuant to the terms of the agreement. In December 2023, the Consumer Connect Services Agreement was amended to extend the proof-of-concept trial period until May 31, 2024, during which TransUnion grants MoneyHero Global Limited an exclusive license to offer consumer identity verification services and consumer credit data provision services in Hong Kong to users of the MoneyHero App. We cannot guarantee that our relationship with TransUnion will extend beyond this proof-of-concept trial period. Additional changes may be made to the Consumer Connect Services Agreement in the future based on our and TransUnion’s assessment of the performance of the agreement, and each party has the right to terminate the agreement with sufficient notice or, in certain circumstances, immediately.

The circumstances under which TransUnion may suspend its performance under the agreement or terminate the agreement, without notice or liability, include, among others, if TransUnion suspects we are not in compliance with the agreement or if there are any threatened or filed legal, regulatory or judicial inquiries, claims, actions, or lawsuits by any third party arising out of or relating to our use of the consumer identity verification services and consumer credit data provision services provided by TransUnion.

In addition, the implementation of the Multiple Credit Reference Agencies Model, an initiative introduced by the Hong Kong Association of Banks, the Hong Kong Association of Restricted License Banks and Deposit-Taking Companies and the Licensed Money Lenders Association Limited for credit providers to share and use consumer credit data through credit reference agencies, could adversely affect the implementation requirements under the Consumer Connect Services Agreement and may cause the Consumer Connect Services Agreement to be terminated.

Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations.

The protection of data is crucial to maintaining user trust and the confidence of our users and commercial partners. As an online financial services aggregator and a licensed insurance broker/registered agent in certain jurisdictions, we collect and manage significant amounts of personally identifiable information from our users and third parties, such as user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products and feedback on user experiences, as well as sensitive data from our commercial partners, and are subject to numerous legal requirements, contractual obligations and industry standards concerning security, data protection, and privacy. For more details on related risks and relevant laws and regulations, see “––Risks Related to Doing Business in Hong Kong—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Hong Kong—Regulations on Data Protection,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Singapore—Regulations on Data Protection,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the Philippines—Regulations on Data Protection,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the Philippines—Regulations on Cybersecurity,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Taiwan—Regulations on Data Protection and Information Security,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Malaysia—Regulations on Data Protection.” Failure to adequately safeguard this information, whether due to data breach, cyberattack, employee negligence or other factors, or to comply with the applicable legal and regulatory requirements, contractual obligations or industry standards could result in negative consequences for our business, including reputational damage, loss of users and commercial partners, regulatory penalties and potential legal liabilities. In particular, failure to comply with the specific requirements for ISO 27001 certification, an internationally recognized standard for information security management systems that requires organizations to implement a comprehensive set of security controls and establish an ongoing process to maintain and improve their information security posture, may hinder our ability to compete effectively in the marketplace, as our commercial partners often view this certification as a key differentiator when selecting service providers.

To mitigate these risks, we have invested in robust data security systems, implemented effective policies and procedures and undergone relevant accreditation processes and believe that we are compliant with the applicable laws and regulations on data protection and privacy. However, these measures may not be sufficient to prevent or fully address potential data breaches or other security incidents. If we fail, or are perceived to fail, in protecting information provided by our users and commercial partners, or other confidential information, our business, financial condition and results of operations may be adversely affected.

We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time.

We compete in a highly competitive and rapidly evolving market. For our internet leads generation and marketing businesses, we face competition for user growth and commercial partnerships from both online and offline financial product acquisition channels. For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as insurance brokers. Some of our current competitors may possess more capital or are able to offer a wider range of products or services, which they could use to gain an edge over us, including through strategic acquisitions. Moreover, we must also contend with the potential emergence of new competitors. These newcomers may enter the market with the ability to innovate and launch products and services more rapidly or to better predict and meet the demands of consumers or commercial partners. Some new entrants, including major search engines and content aggregators, could potentially utilize their existing products, services or data access to our detriment.

To stay competitive with both current and future competitors, we may need to invest substantial resources. Should any of our competitors prove to be more successful in attracting and retaining users or commercial partners, our business, financial condition and results of operations could be significantly and negatively impacted.

If we are not able to keep pace with technological developments or respond to future disruptive technologies, we might not remain competitive and our business could be adversely affected.

The industry in which we operate is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions, and constant emergence of new industry standards and practices. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources in research and development in order to keep our products and services competitive in the market. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays.

Our success is also subject to the risk of future disruptive technologies, such as artificial intelligence (“AI”) and machine learning. The failure to develop enhancements to our applications for, or that incorporate, technologies such as AI and machine learning may impact our ability to increase the efficiency of and reduce costs associated with our clients’ operations. Given the fast pace with which such new technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. For example, if new technologies emerge that are able to deliver similar or superior solutions at lower prices, more efficiently or more conveniently or if more consumers utilize AI and AI-related technology to learn about, find or compare financial products, such technologies could adversely affect our ability to compete. In addition, new developments in technologies such as AI and machine learning could render our products and services obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products and services. As a result, our business, results of operations and financial condition would be materially and adversely affected.

COVID-19 and other pandemics, epidemics or public health threats may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, its broad impact, and measures taken to contain or mitigate the pandemic have had, and may continue to have, significant negative effects on the global economy, employment levels, employee productivity and certain aspects of the financial markets. This, in turn, has had and may continue to have a negative impact on our users, their creditworthiness and demand for our products and services, the financial strength of our commercial partners, and our profitability, access to credit and ability to operate our business.

While COVID-related restrictions have largely been lifted in the markets in which we operate, measures used by government authorities to contain the spread of COVID-19 and other pandemics, epidemics or public health threats are often implemented unpredictably at short notice and can operate for extended periods. With the emergence and spread of new variants, we are unable to predict whether local governments will reimpose restrictive measures and the consequential impact on economies. Our access to and the availability of financing on acceptable terms may also be adversely impacted by pandemics, epidemics or public health threats. Any continuing effects of, or prolonged reemergence from, pandemics, epidemics or public health threats could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to ensure the accuracy and completeness of the product information on our platforms.

The product information on our platforms is provided to us by our commercial partners. Despite our commercial partners’ undertaking to only provide us with factual and complete information about their products, we may not be able to guarantee the accuracy and completeness of the product information displayed on our platforms, as product information is typically subject to frequent changes and updates. After receiving product information from our commercial partners, we manually input the information into our systems. This manual process inherently exposes us to the risk of human error, potentially resulting in inaccurate or incomplete information being presented to our users. While we have invested in quality control measures, staff training and technological improvements to minimize the occurrence of human errors and ensure the accuracy and completeness of the product information on our platforms, there is no guarantee that our efforts will be successful in eliminating inaccuracies or inconsistencies in the product information presented to our users. If the product information on our platforms is found to be inaccurate or incomplete, it could undermine user trust and confidence in our services and negatively affect user satisfaction, engagement and loyalty. This, in turn, could adversely affect our business, financial condition and results of operations.

Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on maintaining a strong reputation and brand, which is crucial for attracting and retaining users and commercial partners, maintaining a high level of organic or unpaid traffic, driving user engagement and facilitating growth in our market share. Maintaining our brand reputation requires continuous investment in marketing and public relations strategies, user experience and customer support, as well as a commitment to appropriate business practices and compliance with relevant laws and regulations. However, our brand may be adversely affected by factors beyond our control, such as security breaches, incidents involving our platforms, our commercial partners, content and channel partners and other third-party service providers, negative publicity or media coverage about our company, shareholders, commercial partners, content and channel partners and other participants in the personal finance and insurance industry, or regulatory investigations and litigation. Additionally, our brand may be vulnerable to risks associated with rapid expansion, including the challenges of maintaining consistent quality standards and adapting to local market preferences.

Failure to maintain, protect and enhance our brand could lead to a loss of users and commercial partners, reduced user engagement and diminished market share, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Improper, illegal or otherwise inappropriate activity by our users, employees, former employees, customer service agents, content and channel partners, commercial partners or other third parties could harm our business and reputation and expose us to liability.

We are exposed to potential risks and liabilities arising from improper, illegal or otherwise inappropriate activity taken by our users, employees, former employees, content and channel partners, commercial partners or other third parties in connection with the use of our platforms or the content and products available on our platforms. In addition, we conduct business in certain countries where there is a heightened risk of fraud and corruption due to local business practices and customs. There can be no assurance that we will be able to identify and address all instances of such improper, illegal or otherwise inappropriate activity in a timely manner, or at all. Such inappropriate activity may give rise to complaints, expose us to liability and harm our business and reputation.

If we continue to grow in the future and fail to manage our growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

Successful growth management requires investment in infrastructure, technology and human resources, as well as the implementation of appropriate financial and operational controls. It also demands the ability to anticipate market trends, adapt our product and service offerings based on the needs of our users and commercial partners, and maintain strong relationships with users and commercial partners. As our operations expand, we will face increased challenges in maintaining the quality and efficiency of our services, managing our resources and adapting to evolving market demands, and greater risks with respect to overextension of resources, loss of strategic focus and dilution of our company culture. Additionally, we may encounter difficulties in integrating acquired businesses, entering new markets, and navigating diverse regulatory environments. If we are unable to manage our growth effectively, we could experience reduced user satisfaction and loss of market share, and our brand, business, financial condition and results of operations could be materially and adversely impacted.

We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.

Our primary sources of liquidity have been cash and bank balances raised from the issuance of preference shares and loan instruments and cash generated from operating activities. As part of our growth strategies, we expect to continue to require additional capital in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all.

Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our market position and competitiveness, especially in Greater Southeast Asia;

●	our future profitability, overall financial condition, operating results and cash flows;

●	the general market conditions for financing activities; and

●	the macroeconomic and other conditions in Greater Southeast Asia and elsewhere.

To the extent that we engage in debt financing, the incurrence of indebtedness would result in increased debt servicing obligations and could result in operating and financing covenants that may, among other things, restrict our operational flexibility or our ability to distribute dividends. If we fail to service our debt obligations or are unable to comply with our debt covenants, we could be in default under the relevant financing agreements, and our liquidity and financial condition may be materially and adversely affected. To the extent that we raise additional financing by issuance of additional equity or equity-linked securities, our shareholders would experience dilution, and the equity securities issued could also provide for rights, preferences or privileges senior to those of holders of our Class A Ordinary Shares. In the event that financing is not available or is not available on terms commercially acceptable to us, our business, operating results and growth prospects may be adversely affected.

In connection with the issuance of Class A Ordinary Shares upon the exercise of 19,833,035 Public Warrants and 6,449,936 Sponsor Warrants, we will receive up to $302,254,166.50 if all such warrants are exercised in full for cash at an exercise price of $11.50 per share and, to the extent any Selling Securityholder wishes to exercise its Class A Warrants and sell the underlying Class A Ordinary Shares, we will receive an exercise price of $2.9899, $5.9798 or $8.9697 per 0.307212 share, as applicable, from the Selling Securityholder (or up to $24,845,189.97 in the aggregate). However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. The historical trading prices for Class A Ordinary Shares have varied from a low of approximately $0.74 per share on November 14, 2023 to a high of approximately $6.0 per share on October 13, 2023. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our subsidiaries are, or may in the future be, subject to restrictions and limitations on paying dividends or otherwise transferring funds to us or other group companies or making other cross border transfers or foreign exchange transactions, which may restrict our ability to satisfy liquidity requirements, expand our business or pay dividends to our shareholders.

Our subsidiaries are subject to restrictions on paying dividends to us. For example, (i) our Singapore subsidiaries, like all Singapore companies, are only allowed to pay dividends out of profits, and there are certain restrictions on the use of profits for the purposes of dividend declaration; (ii) except under limited circumstances, our Taiwan subsidiaries, like all Taiwan companies, will not be permitted to distribute dividends or make other distributions to shareholders in any given year for which it did not record net income or retained earnings (excluding reserves), and 10% of each Taiwan company’s annual net income is required to be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the company; (iii) a Philippines company may declare dividends out of the unrestricted retained earnings which can be payable in cash, property, or in stock, provided that, stock dividends are issued with the approval of stockholders representing at least two-thirds (2/3) of the outstanding capital stock, and the declaration of dividends must comply with relevant guidelines on determining retained earnings available for dividend declaration; and (iv) a Malaysian company may only distribute dividends out of profits available if the company is solvent, and any distribution of dividend must be pre-authorized by the directors of the company. For a more detailed description on these and other restrictions on intercompany funds transfers, see “Item 4. Information on the Company—B. Business Overview—Regulations.” While there are currently no restrictions on the ability of our Hong Kong subsidiaries to issue dividends or make other distributions to us, transfer funds to other group companies or make other cross border transfers or foreign exchange transactions, we cannot assure you that such restrictions will not be imposed in the future. For more details, see the section titled “—Risks Related to Doing Business in Hong Kong—Our Hong Kong subsidiaries may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

In addition, existing or future foreign exchange controls or imposition of withholding taxes may further hinder our subsidiaries’ ability to pay dividends, transfer funds to us or other group companies or make other cross border transfers or foreign exchange transactions. For a more detailed description on foreign exchange controls, see “Item 4. Information on the Company—B. Business Overview—Regulations.” Furthermore, our subsidiaries may enter into financing agreements in the future with provisions that restrict their ability to pay dividends or transfer funds to us or other group companies. Any such restrictions or limitations on our subsidiaries’ ability to pay dividends, transfer funds to us or other group companies or make other cross border transfers or foreign exchange transactions may adversely affect our ability to satisfy our liquidity requirements, expand our business or pay dividends to our shareholders, which could result in a material adverse change to our business, financial condition and results of operations and cause our securities to significantly decline in value.

We may be subject to complaints, litigation, arbitration proceedings and regulatory investigations and inquiries from time to time.

From time to time, we may become subject to complaints, litigation, arbitration proceedings and regulatory investigations or inquiries with respect to, among other things, intellectual property, labor and employment, information on our platforms, complaints from our users, disputes with our commercial partners, content and channel partners or competitors, and compliance with regulatory requirements and other matters. For example, the content we publish on our platforms to educate users about personal finance products and content that users post to our platforms through ratings, reviews, forums, comments or other social media features may be subject to claims of violations of law or regulations and claims for defamation, negligence, discrimination, invasion of personal privacy, fraud, deceptive practices or copyright or trademark infringement, which could subject us to monetary damages and legal penalties that are beyond the scope of our insurance coverage. As our business continues to grow, we also may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings. In addition, improper, illegal or otherwise inappropriate conduct by our users, commercial partners, content and channel partners or other third parties could also expose us to liability.

The results of any such complaints, litigation, arbitration proceedings and regulatory investigations or inquiries cannot be predicted with any degree of certainty. Any claims against us or any of our subsidiaries, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we may be required to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

We may make decisions based on the best interests of our users in order to build long-term trust, which may result in us forgoing short-term gains.

As an online financial services aggregator, our priority is to build long-term trust with our users by offering valuable guidance and prioritizing their best interests. We believe that providing valuable and carefully considered guidance, rather than aggressively pushing users to transact, is crucial to maintaining user trust and loyalty. This approach may require us to forgo short-term gains in favor of nurturing sustainable relationships and creating effective user experiences. However, this approach may result in slower revenue growth or reduced profitability in the short term. Additionally, our commitment to prioritizing user interests and trust could lead to situations in which we choose not to offer certain financial products or services on our platforms, even if they offer higher revenue potential. This decision may result in lost revenue opportunities or strained relationships with commercial partners, who may have different priorities or expectations. Furthermore, developing and maintaining a user-centric platform that offers personalized and relevant content takes considerable time, effort and resources. We must continuously invest in technology, user experience design and data analytics to ensure that we can meet the evolving needs of our users. This investment may divert resources from other revenue- generating activities and increase our operational costs, which could adversely affect our financial performance.

We track certain operational metrics, which are subject to inherent challenges in measurement. Real or perceived inaccuracies or limitations in such metrics may harm our reputation and adversely affect our business, financial condition and results of operations.

We track certain operational metrics, such as Monthly Unique Users, Traffic sessions, MoneyHero Group Members, Clicks, Leads, Applications and Approved Applications, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and the tools we use to track these metrics are subject to a number of limitations. If these internal systems or tools undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. Changes in the algorithms of the tools we use to track these metrics, such as Google Analytics, could also lead to inaccuracies and cause our operating results from different periods to be less comparable. Additionally, there are inherent challenges in measuring how our platforms are used. For example, the number of Monthly Unique Users on our platforms is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of Monthly Unique Users.

Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to shareholder litigation, and our business, financial condition and results of operations could be adversely affected.

Industry data and estimates contained in this annual report are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information.

This annual report contains market and industry data and estimates obtained from third-party sources, including the e-Conomy SEA 2019 and 2022 reports by Google, Temasek and Bain & Company, the 2021 Financial Inclusion Survey of the Bangko Sentral ng Pilipinas (BSP), Similarweb and Euromonitor. Although we generally consider this information to be reliable, we have not independently verified the accuracy or completeness of any such third-party data. Such information may not have been prepared on a consistent basis and may not align with other sources. Additionally, this annual report includes information based on, or derived from, internal company surveys, studies and research that has not been independently verified by third-party sources.

Industry data and estimates inherently involve uncertainty, as they necessarily depend on certain assumptions and judgments. Furthermore, the industries in which we operate are not strictly defined or subject to standardized definitions. Consequently, our use of terms referring to our industries may be open to interpretation, and the resulting industry data and estimates may not be reliable. For these reasons, you should exercise caution when relying on such information.

We expect a number of factors to cause our results of operations to fluctuate periodically, which may make it difficult to predict our future performance.

Our results of operations may vary significantly from quarter to quarter and year to year due to various factors, such as the number of users utilizing our platforms to apply for or register for financial products, variations in the timing and amount of our expenses, our ability to properly plan our expenses, changes in search engine algorithms and the visibility of our editorial articles in search results, fluctuations and variability in our industries and the overall economy, and the impact of heightened competition on our operations. In addition, each market where we operate has unique seasonality and events that can increase or decrease the demand for our offerings. For example, we typically witness (i) drops in Applications near the calendar year end and during Chinese New Year, which is in the first quarter of the calendar year, and the Holy Week in the Philippines, which typically occurs in April; (ii) increases in travel insurance Applications in Singapore and Hong Kong a month before government-designated school holidays, which generally occur in the second half of the calendar year; and (iii) increases in credit card and personal loan Applications in Hong Kong and Taiwan during tax seasons, which generally occur in the first half of the calendar year.

Consequently, comparing our operational results on a period-to-period basis may not provide meaningful insights, and the outcomes of a single period should not be considered indicative of future performance. Our operational results might not align with the expectations of investors or public market analysts who track us, which could negatively affect our stock price.

The withdrawal of government subsidies could affect our operations.

Certain of our subsidiaries have received government subsidies from the Singapore and Hong Kong governments related to employee cost support. In 2021, 2022 and 2023, we recognized approximately US$0.5 million, US$0.7 million and US$0.1 million in government subsidies, respectively. Past government grants or subsidies are not indicative of what we will obtain in the future. We cannot guarantee that we will continue to be eligible for government grants or other forms of government support. In the event that we are no longer eligible for grants, subsidies or other government support, our business and financial condition could be adversely affected.

We are exposed to fluctuations in foreign currency exchange rates.

We operate across various markets in Greater Southeast Asia. Our financial statements are presented in U.S. dollars, while a significant portion of our revenue, expenses and cash deposits is denominated in the local currencies of the markets in which we operate. As a result, changes in the value of these local currencies relative to the U.S. dollar could have a material impact on our financial results. Fluctuations in foreign currency exchange rates, which are affected by factors beyond our control, such as changes in economic and political conditions, monetary policies and global market trends, can be volatile and could result in increased operating costs, reduced revenue and lower profitability. While we may engage in foreign currency hedging activities in an attempt to mitigate the risk associated with currency fluctuations, there can be no assurance that these hedging activities will be effective in protecting us against adverse currency movements. To the extent that we are unable to manage or mitigate the risks associated with currency fluctuations, our business, financial condition and results of operations could be adversely affected.

There are various risks associated with the facilitation of payments from users, including risks related to fraud and reliance on third parties.

As an online financial services aggregator, particularly in our insurance brokerage operations where we facilitate end-to-end user journeys, we are exposed to various risks associated with the facilitation of payments from users, such as risks of fraud and reliance on third parties, which could have a material adverse effect on our business, financial condition and results of operations. The risk of fraud is inherent in the facilitation of payments, and we may be subject to fraudulent activities, such as unauthorized transactions, identity theft and data breaches. Despite our efforts to implement robust security measures, there can be no guarantee that we will be able to prevent all instances of fraud. Any occurrence of fraud could result in reputational damage, financial losses and increased regulatory scrutiny. Additionally, we rely on third-party payment processors, banks and other financial institutions to process payments and facilitate transactions between users and providers of financial products or services. Our reliance on these third parties exposes us to the risk of disruptions or failures in their systems and services, as well as potential breaches of their security measures. Such events could lead to delays or errors in processing payments, reputational damage, and loss of users and commercial partners.

Our future international expansion could subject us to additional costs and risks, and such plans may not be successful.

Our capacity for continued growth depends in part on our ability to expand our operations into, and compete effectively in, new markets. Entering new markets may require significant investments in resources, including time, capital and human resources. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

●	recruiting and retaining talented and capable employees and maintaining our company culture across all of our offices;

●	operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platforms and features to ensure that they are culturally appropriate and relevant in different countries;

●	competition from local incumbents;

●	differing demand dynamics for our products and services;

●	difficulties in establishing relationships with local financial institutions, regulators and commercial partners;

●	compliance with applicable laws and regulations, including laws and regulations with respect to privacy, intellectual property, data protection, consumer protection, anti-corruption, trade barriers and economic sanctions, and the risk of penalties if our practice is deemed to be noncompliant;

●	obtaining required government approvals, licenses or other authorizations;

●	varying levels of internet adoption and infrastructure;

●	operating in jurisdictions that do not protect intellectual property rights to the same extent as other regions;

●	foreign exchange controls and exchange rate fluctuations;

●	political and economic instability;

●	public health emergencies and containment measures;

●	potentially adverse tax consequences; and

●	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Each market we may seek to evaluate to enter presents unique characteristics and operating environments that may differ significantly from our current markets, posing challenges to the successful replication of our business model and strategies. There is no assurance that we will be able to leverage our existing experience and knowledge from our current markets to achieve success in new markets. If our international expansion efforts do not yield the desired results or if we fail to manage the risks and challenges associated with entering new markets, our brand, business, financial condition and results of operations could be adversely affected.

Acquisitions or strategic investments that we may pursue may not be successful or yield the intended benefits and could disrupt our business and harm our financial condition.

As an online financial services aggregator operating across various markets in Greater Southeast Asia, we may pursue acquisitions or strategic investments to enhance our business capabilities, expand our market presence, or diversify our product offerings. However, such acquisitions or investments may not be successful or yield the intended benefits, and they could disrupt our business and harm our financial condition.

Acquisitions and strategic investments entail a variety of risks and challenges, including, but not limited to:

●	difficulties in integrating the acquired businesses, technologies or products into our existing operations while maintaining our company culture and values;

●	the potential loss of key employees, customers or partners of the acquired or invested entities;

●	inaccurate assessments of the value, potential or synergies of the acquired or invested entities;

●	the assumption of unforeseen liabilities or contingencies related to the acquired or invested entities;

●	potential dilution of our existing shareholders’ ownership and earnings per share;

●	the diversion of management’s attention from our core business operations;

●	challenges in realizing cost savings, efficiencies or other benefits expected from the acquisitions or investments;

●	the risk of overpaying for acquisitions or investments, resulting in impairment charges or write-downs; and

●	difficulties in obtaining required regulatory approvals or meeting other conditions for completing the acquisitions or investments.

If we fail to manage these risks and challenges effectively, our acquisitions or strategic investments may not contribute positively to our growth, and our business, financial condition and results of operations could be adversely affected. Furthermore, any negative publicity or perception surrounding these transactions could damage our reputation and brand, potentially impacting our ability to retain and attract users, commercial partners and employees.

Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth.

We face intense competition for talent across all functional aspects. Several factors contribute to the risks associated with talent acquisition and retention, including, but not limited to:

●	the necessity to offer competitive compensation packages to attract and retain skilled employees in a highly competitive market;

●	the potential loss of key employees to competitors or other industries, which may negatively impact our operations and institutional knowledge;

●	the need to invest in training and development programs to ensure our employees are equipped with the skills and expertise required to excel in their roles and adapt to the rapidly changing industry landscape;

●	the challenge of maintaining a strong company culture that fosters employee engagement, job satisfaction and loyalty;

●	the potential impact of changes in immigration policies and regulations on our ability to hire and retain foreign talent; and

●	the need to establish and maintain strong succession planning for key executive and managerial positions to minimize the risk of disruption in our operations.

Failure to effectively manage these risks and challenges could result in a diminished ability to execute our business strategies, innovate and respond to market demands, which may adversely affect our competitive position, business, financial condition and results of operations.

Failures, defects, errors or vulnerabilities in our systems or those of our third-party service providers could adversely affect our business, financial condition and results of operations.

We rely heavily on the availability and performance of our platforms and systems and those of our third-party service providers to service our users and commercial partners. However, these platforms and systems are susceptible to failures, interruptions and security breaches and may have defects, errors or vulnerabilities, which could adversely affect our business, financial condition and results of operations. Such risks include, but are not limited to:

●	technical malfunctions, power outages, hardware or software failures, defects, errors or vulnerabilities in our systems or those of our third-party service providers and human errors that could disrupt the availability or functionality of our platforms, leading to decreased user satisfaction and potential loss of users and commercial partners;

●	security breaches, cyberattacks or unauthorized access to our systems or those of our third-party service providers that could compromise the security, confidentiality or availability of our platforms or the loss or compromise of user data or other confidential information, resulting in reputational damage, legal liability and loss of trust among users and commercial partners;

●	increased costs and resources associated with identifying, addressing and resolving any defects, errors or vulnerabilities in our systems or those of our third-party service providers;

●	increased costs associated with maintaining, upgrading and enhancing our platforms and systems to minimize the risks of failures, interruptions and security breaches and to comply with evolving legal and regulatory requirements;

●	the potential for a prolonged system failure or interruption, which could lead to loss of revenue, increased operating expenses or negative publicity; and

●	the potential for legal liability, regulatory penalties or negative publicity resulting from system failures, defects, errors or vulnerabilities, which could harm our reputation and brand.

Failure to effectively manage these risks and maintain the availability and performance of our platforms could diminish our ability to service our users and commercial partners, leading to loss of market share, decreased revenue and reputational damage, which could adversely affect our business, financial condition and results of operations.

We rely on third parties to deliver our services to users on our platforms, and any disruption of or interference with our use of third parties could adversely affect our business, financial condition and results of operations.

As an online financial services aggregator operating across different markets in Greater Southeast Asia, we rely on third parties to deliver our services to users on our platforms. Any disruption of or interference with our use of these third parties could adversely affect our business, financial condition and results of operations.

In particular, we rely heavily on Amazon Web Services (“AWS”) as our primary cloud services provider for hosting our websites and data. Services provided to us by AWS include, but are not limited to, storage, networking and database management. Our relationship with AWS is governed by their standard customer agreement (the “AWS Agreement”). The AWS Agreement will remain in effect until terminated by either party in accordance with the agreement. AWS can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide 12 months’ prior notice if such changes are material (except in certain situations, such as if such notice period would be economically or technically burdensome or cause AWS to violate legal requirements). AWS can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least 90 days’ advance notice of any adverse changes.

This reliance on AWS exposes us to various risks, including:

●	the potential for service outages, disruptions or degradation in performance on the AWS platform, which could lead to interruptions in our services, loss of user trust and damage to our reputation;

●	the possibility of AWS encountering technical difficulties, cybersecurity breaches or other issues that could impact the security, privacy and integrity of our data and systems, leading to potential legal liabilities, regulatory penalties and loss of user trust;

●	the risk of AWS increasing its prices, changing its terms of service, or discontinuing certain features or services, which could result in increased operating costs or the need for us to find alternative providers, potentially disrupting our operations;

●	the possibility of AWS facing regulatory scrutiny or legal action, which could lead to limitations on its ability to provide services, increased costs or reputational damage, indirectly impacting our business; and

●	the reliance on AWS for ongoing maintenance, support and enhancements to its platform, which may not align with our needs.

While we have in the past been able to renew our customer agreement with AWS and expect to continue to do so in the future, there can be no assurance that we can continue to renew the AWS Agreement on commercially favorable terms, or at all, or if the AWS Agreement is not terminated early pursuant to its terms. In an effort to mitigate the risks associated with reliance on a single provider, such as AWS, we have adopted technologies that work across all major cloud infrastructure platforms. This strategy provides us with the flexibility to switch providers if necessary. However, the process of transferring data and systems between providers would likely be time-consuming and complex, and there is no guarantee that this could be done seamlessly or without disruption to our operations. Any disruption of, or interference with, our use of AWS or other third-party service providers could result in interruptions to our services, increased costs, reputational damage, loss of user trust and potential legal liabilities, all of which may adversely impact our business, financial condition and results of operations.

Our use of open-source software could adversely affect our ability to offer our platforms and services and subject us to costly litigation and other disputes.

We utilize open-source software in various aspects of our platforms and services. While we strive to comply with relevant open-source licensing requirements and copyleft restrictions, there is no guarantee that we will always be successful in doing so. The use of open-source software may inadvertently expose us to risks that could adversely impact our ability to operate our platforms and subject us to costly litigation and other disputes.

In the event of noncompliance with open-source licensing terms or copyleft restrictions, we may be required to release the source code of our proprietary software, reengineer our platforms and services, or discontinue the use of certain software components, any of which could result in significant costs and disruptions to our business. Additionally, defending against potential legal claims or disputes relating to open-source software may consume valuable resources and divert the attention of our management and technical personnel. These factors could adversely affect our business, financial condition and results of operations.

Our failure to protect our intellectual property rights and other proprietary information could diminish the value of our platforms, brand and other intangible assets.

As of the date of this annual report, we had 61 registered trademarks, of which 17 are registered in Hong Kong, 13 are registered in Singapore, 13 are registered in Taiwan and the rest are registered in the Philippines, Malaysia and Indonesia, 273 registered domain names, and 16 pending trademarks. In terms of revenue contribution, our most material intellectual property and proprietary rights are held in Singapore and Hong Kong. Our registered trademarks will expire between September 2024 and November 2032 and on average have approximately 5.4 years of remaining term of protection as of the date of this annual report. These trademarks generally can be renewed before their respective expiration date following the submission of the requisite renewal application and/or renewal fee. However, there is no guarantee that all of these registered trademarks can be renewed. Failure to renew, register or otherwise protect our trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition and results of operations. Our registered domain names are renewed automatically upon expiration.

We rely, and expect to continue to rely, on a combination of trademark, copyright, trade secret and other laws and confidentiality and license agreements with our employees and third parties to protect our intellectual property and proprietary rights. The scope of intellectual property protection may be limited in the regions in which we operate, including Hong Kong, Singapore, Taiwan, the Philippines and Malaysia, compared to the protection available in the United States, and we may face challenges in enforcing our intellectual property rights in these jurisdictions if the intellectual property laws and enforcement procedures in these jurisdictions do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. In addition, any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to enforce our intellectual property and proprietary rights. The agreements and tools we use to protect our intellectual property rights may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Third parties may knowingly or unknowingly infringe our intellectual property and proprietary rights, and we may not be able to prevent infringement without incurring substantial expenses. In addition, others may independently discover our trade secrets or develop similar technologies and processes, in which case we would not be able to assert trade secret rights. Our failure to obtain intellectual property registration or protect our intellectual property rights in any country or region in which we operate could diminish the value of our platforms, brand and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations.

Defending against intellectual property infringement claims could be expensive and divert our management’s attention and resources, which could harm our business, financial condition and results of operations.

Although we believe that our intellectual property and proprietary rights do not infringe on the intellectual property rights of others, we face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be time-consuming and costly to defend, cause us to cease using or incorporating the challenged intellectual property and divert our management’s attention and resources. Additionally, a successful claim of infringement against us could result in us being required to pay significant damages or enter into costly license or royalty agreements to obtain the right to use a third party’s intellectual property. Any such royalty or licensing agreements may not be available to us on acceptable terms, or at all. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by natural disasters, political conflicts or other unexpected events.

Any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any unforeseen political conflicts, such as terrorist attacks, military actions and other political instability or catastrophic events in the jurisdictions in which we operate could adversely affect our operations, the overall economy and investor sentiment with respect to personal finance products. The impact of these disruptions could adversely affect our business, financial condition and results of operations.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after the aforementioned events and successfully execute on those plans, our business, financial condition and results of operations could be harmed.

We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations. Our insurance policies do not cover 100% of the costs and losses from the events that they are intended to insure against. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage by a material amount. We also may incur costs or suffer losses arising from events against which we have no insurance coverage. There are certain losses, including, but not limited to, losses from floods, fires, earthquakes, wind, pollution, certain environmental hazards, security breaches, litigation, regulatory action, and other events for which we may not be insured, because it may not be deemed economically feasible or prudent to do so, among other reasons. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future (including, but not limited to, coverage for our directors and executive officers), on commercially reasonable terms, or at all. Any losses resulting from lack of insurance coverage could adversely affect our business, financial condition and results of operations.

Our business is subject to legal and regulatory risks that could have a material and adverse impact on our business, financial condition and results of operations.

As an online financial services aggregator, our business operates in a highly regulated environment, and we must comply with numerous laws, regulations and guidelines that govern the provision of online services, advertising or marketing, consumer protection, data localization, data portability, cybersecurity, anti-money laundering, anti-trust, anti-corruption, foreign ownership restrictions and other aspects of our operations. These requirements may vary across jurisdictions, and our compliance obligations may change over time as new regulations are introduced or existing ones are amended. To manage these legal and regulatory risks, we have invested in resources to monitor and adapt to evolving legal and regulatory landscapes, ensure our policies and procedures align with applicable requirements, and provide ongoing training and support to our employees. However, there is no guarantee that these efforts will be sufficient to prevent non-compliance or the associated adverse effects. Failure to comply with applicable legal and regulatory requirements may result in fines, penalties, sanctions, litigation and reputational damage. In addition, non-compliance may lead to increased scrutiny from regulatory authorities and heightened expectations for future compliance, potentially increasing the costs and complexity of our operations.

Furthermore, the laws and regulations governing our business operations are subject to frequent changes and varying interpretations by regulatory authorities, and such changes may include more stringent licensing requirements, increased regulatory scrutiny, additional reporting obligations, or the imposition of new taxes or fees. These changes could increase our compliance costs, restrict our ability to place certain products or services on our platforms, require us to make significant changes to our business practices or limit our ability to enter new markets or expand our operations, which could adversely impact our competitive position and our ability to attract and retain users and commercial partners. Such regulatory uncertainty could negatively affect our ability to plan and execute our business strategies effectively and may also affect the perceptions and decisions of our users and commercial partners, leading to reduced demand for our services or increased competition from other providers who may be subject to different regulatory requirements.

We may fail to obtain, maintain or renew the requisite licenses and approvals.

Our business is subject to various licensing and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations.” We believe that we have received all requisite permissions to conduct our businesses, and no permission has been declined. However, relevant laws and regulations in certain jurisdictions, as well as their interpretations, may be unclear, which makes it difficult for us to assess which licenses and approvals are necessary for our business and to ascertain the processes required for obtaining such licenses. As such, we cannot assure you that the relevant government authorities, which often have broad discretion in interpreting and implementing these laws and regulations, will not take a contrary position. In addition, new laws or regulations may be introduced to impose additional government approval, license and permit requirements, and there is no guarantee that we will be able to comply with these additional requirements.

Maintaining or renewing the licenses and approvals we currently have may require significant time and financial resources, which could divert our focus from other strategic initiatives and increase our operational costs, and the requirements for maintaining and renewing these licenses and approvals are complex and may be subject to change. Regulatory authorities also may impose conditions on our licenses or approvals, such as imitations on the types of financial products or services we can present on our platforms or the manner in which we conduct our business, which could restrict our ability to operate or grow our business, limit our ability to attract and retain users and commercial partners, impact our competitiveness and ultimately harm our financial performance. Due to these factors or other circumstances beyond our control, we may fail to maintain or renew the requisite licenses and approvals for our operations.

Failure to secure or maintain the necessary licenses and approvals may result in fines, penalties, or other sanctions. Additionally, it could necessitate the modification or discontinuation of our services in certain jurisdictions, which may adversely affect our business, financial condition and results of operations.

We may be subject to restrictions on foreign ownership in certain jurisdictions.

Based on our assessment of our business operations as of the date of this annual report and opinions from local counsel, we believe that our operations in each of the markets we operate in are not subject to foreign ownership restrictions. For a detailed description on the relevant foreign ownership laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations.” However, government authorities have significant discretion in interpreting and implementing these laws and regulations, and there can be no assurance that the relevant authorities would take the same position as we do. In addition, the foreign ownership laws and regulations in each of our markets and their interpretations may be modified by the relevant authorities in the future, which could adversely affect our ability to comply with applicable foreign ownership requirements. If our foreign ownership arrangements in any of our markets are successfully challenged or if changes in laws, regulations or their interpretations render our arrangements invalid, we may face a range of consequences, including civil and criminal penalties against our subsidiaries and their shareholders, monetary penalties and restrictions or suspension on operations, and we may be required to reorganize our ownership arrangements in these markets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Changes in, or failure to comply with, competition laws or regulations could adversely affect us.

We are subject to competition laws in each of the markets we operate in. In recent years, antitrust regulators in Southeast Asia have taken greater interest in potential antitrust abuses and are reviewing their frameworks and policies for dealing with digital markets. For example, the Competition and Consumer Commission of Singapore has revised its competition guidelines, effective from February 1, 2022, for greater clarity and guidance on issues and conduct that may be relevant in the digital era. While we have not been subject to any regulatory authority’s inquiries or investigations in connection with compliance with the applicable competition laws and regulations, our market position subjects us to heightened scrutiny from the relevant government authorities. We could be subject to fines or penalties, lose credibility with regulators, be subject to other administrative sanctions or otherwise incur expenses and diversion of management attention or other resources if any regulators choose to investigate us or find that we have not made required notifications or filings in connection with the Business Combination.

In addition, any new requirements or restrictions, or proposed requirements or restrictions, could limit our ability to pursue future acquisitions, divestitures or combinations, cause us to re-evaluate previous acquisitions, combinations or restructurings, subject us to significant fines, penalties or antitrust allegations from third parties, or require us to modify our operations, such as limitations on our contractual relationships with our users, restrictions on our pricing models or divestiture of certain of our assets.

We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).

Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives and agents who acted, or may have purported to act, on our behalf. We and our employees, consultants, content and channel partners, commercial partners or other business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for, or be inadvertently involved in, the violation of anti-corruption laws, including the FCPA, by these parties and their respective employees, representatives, contractors and agents, notwithstanding that we do not authorize or have control over such activities. In addition, our activities in certain countries with high levels of corruption enhance such risks. While we have policies and procedures intended to prohibit and avoid the furtherance of such violations and manage such risks, there is no guarantee that such policies and procedures are or will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, and anti-money laundering and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, imposition of significant legal fees and criminal or civil sanctions, suspension of or restrictions on our business operations, diversion of management’s attention or other adverse consequences, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

Although we are incorporated in the Cayman Islands, we collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of those jurisdictions. Our tax liabilities could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in tax laws in any given jurisdiction or their interpretations and changes in the geographical allocation of our income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. In addition, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations.

We have been and may, from time to time, be subject to inquiries or audits from tax authorities of certain jurisdictions. We cannot be certain that tax authorities will agree with our interpretations of the applicable tax laws, or that they will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities, which may require significant payments and may adversely affect our results of operations or financial condition. While we may appeal against the tax authorities’ determinations to the appropriate governmental authorities, we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, harm our reputation and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Singapore

Our business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore, and by the general state of the Singapore economy.

We conduct business in Singapore through the following subsidiaries: (i) SingSaver Pte. Ltd., which operates the online financial comparison platform SingSaver; (ii) Seedly Pte. Ltd., which operates the personal finance community platform Seedly; (iii) SingSaver Insurance Brokers Pte. Ltd., a registered insurance broker; (iv) eKos Pte. Ltd., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (v) CAGRSG, which provides management and technology support services to group companies. In 2021, 2022 and 2023, Singapore was our largest market, contributing to approximately 36.9%, 34.4% and 39.8% of our total revenue, respectively. Accordingly, any adverse change in the political, economic and legal environments in Singapore, or in the general state of the Singapore economy, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in Hong Kong

Potential political and economic instability in Hong Kong may adversely impact our results of operations.

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides technology regional support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. In 2021, 2022 and 2023, approximately 29.4%, 32.7% and 33.4% of our total revenue was derived from Hong Kong, respectively. As of December 31, 2023, approximately 59.5% of our assets were located in Hong Kong. Accordingly, any changes in the economic, social and political conditions in Hong Kong could have a material adverse effect on the business operations of our Hong Kong subsidiaries.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, we cannot ensure that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since we conduct business in Hong Kong, any change of such political arrangements may affect the stability of the economy in Hong Kong, thereby directly affecting our results of operations and financial positions.

In addition, under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Any escalation in political and trade tensions, including those involving the U.S., China and Hong Kong, could potentially harm our business. For more details on related risks, see “—The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.”

Incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. In addition, policies of the PRC government, which are subject to frequent changes, can have significant effects on economic conditions in Hong Kong.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.

On June 30, 2020, the Standing Committee of China’s National People’s Congress (the “NPC”) passed the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Hong Kong National Security Law, which was promulgated in Hong Kong by Hong Kong’s Chief Executive on the same day. Among other things, the Hong Kong National Security Law criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. government to impose sanctions against foreign individuals and entities who are determined by the U.S. government to have materially contributed to the failure to preserve Hong Kong’s autonomy. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The implementation of the Hong Kong National Security Law may trigger sanctions or other forms of penalties by foreign governments. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If any of our Hong Kong subsidiaries or Hong Kong-based content and channel partners or commercial partners is determined to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us.

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide our products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China, and none of our assets, directors, officers or and members of senior management are, or are expected to be, located in Mainland China. Accordingly, we believe that the laws, rules and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations or the initial or continued listing of our securities, notwithstanding the fact that we have substantial operations in Hong Kong.

Pursuant to the Basic Law, (i) national laws of the PRC, except for those listed in Annex III of the Basic Law, shall not be applied in Hong Kong, and (ii) the national laws listed in Annex III of the Basic Law shall be limited to those relating to defense, foreign affairs and other matters that are deemed to be outside the autonomy of Hong Kong under the Basic Law. As a result, national laws of the PRC not listed in Annex III of the Basic Law, such as the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law, the Measures for Cybersecurity Review (“Review Measures”) and the PRC Enterprise Tax Law, do not apply in Hong Kong.

To the extent any PRC laws, rules and regulations, including but not limited to the laws mentioned in the preceding paragraph, were to become applicable to our business in Hong Kong, we may be required to make substantial changes to our business operations and how we seek financing, may have to incur substantial costs in order to comply with such laws, rules and regulations and may be subject to fines, penalties and sanctions if we are unable to comply with such laws, rules and regulations in a timely manner, or at all. The application of such PRC laws, rules and regulations may have a material adverse impact on our business, financial conditions and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless. In addition, we will face risks and uncertainties associated with the rapidly evolving PRC legal system. For example, PRC laws, regulations, policies and their interpretations may change quickly with little or no advance notice. In particular, because many laws, regulations and policies are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretations of these laws, regulations and policies may contain inconsistencies, and their enactment timetable, implementation and enforcement involve uncertainties. For more details, see “—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, Mainland China must conduct their business activities. Because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors.

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide our products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China and none of our assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, we believe that the laws, rules and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight, discretion or control over the manner in which we conduct our business. However, because of our substantial operations in Hong Kong through our Hong Kong subsidiaries and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct oversight, discretion or control in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in Mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign stock exchange, maintain such listing, conduct its business or accept foreign investment. In addition, the PRC legal system is evolving rapidly and the PRC laws, rules and regulations may change quickly with little or no advance notice. Because the laws, rules and regulations in the PRC can change quickly with little advance notice, there are significant risks and uncertainties regarding the enforcement of these laws, rules and regulations. See “—The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our Securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us.” Furthermore, while we do not believe the recent statements and regulatory actions by the PRC government and regulatory authorities in Hong Kong, such as those related to data security or anti-monopoly concerns, have had any impact on us, these statements and regulatory actions could have a significant impact on our ability to conduct our business, accept foreign investments, or seek or maintain listing on Nasdaq or another U.S. or foreign stock exchange. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business. In 2021, 2022 and 2023, approximately 29.4%, 32.7% and 33.4% of our total revenue was derived from Hong Kong. As of December 31, 2023, approximately 59.5% of our assets were located in Hong Kong. If we were to become subject to the intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/or result in increased costs necessary to comply with existing or any newly adopted laws, rules and regulations or penalties for any failure to comply. Our operations and the value of the securities registered herein could be materially and adversely affected if the PRC government intervenes in or influences our operations at any time, or exerts more control over offerings conducted overseas by, and/or foreign investment in, issuers based in Mainland China or Hong Kong. In addition, the market prices and value of our securities could be adversely affected as a result of the actual or anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies with operations in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not intervene in or influence our current or future operations at any time.

Based on the experience of our management team, we believe that no permission or approval from any PRC governmental authority is required for any of our Hong Kong subsidiaries to operate its business or for us to list our securities on a U.S. securities exchange, maintain such listing or issue securities to foreign investors. As such, neither we nor any of our subsidiaries have applied for, or been denied, any permission or approval from PRC government authorities for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. However, we have not engaged PRC legal counsel in connection with reaching these determinations, and there is no guarantee that PRC government authorities will take the same position as we do or that such permission or approval will not be required in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. If the conclusion that such permissions or approvals are not required proves to be incorrect, or if applicable laws, regulations or interpretations change and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, any failure to obtain the requisite permissions and approvals or the subsequent denial or rescission of such permissions and approvals could materially and adversely affect the operations of our company and our subsidiaries, significantly limit or completely hinder our ability to offer or continue to offer securities, and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors. See “—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas by, and/or foreign investment in, issuers that are based in Mainland China or Hong Kong could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Our Hong Kong subsidiaries may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

There are various restrictions under current PRC laws and regulations on intercompany fund transfers and foreign exchange control, which mainly include the following:

●	Dividends. PRC companies may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations, and must first set aside at least 10% of their after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, PRC companies are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and a withholding tax, at the rate of 10% or lower, is payable by a PRC subsidiary upon dividend remittance.

●	Capital expenses. Approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, PRC companies are required to obtain approval from the SAFE or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside Mainland China, or to make other capital expenditure payments outside Mainland China in a currency other than Renminbi.

●	Shareholder loans and capital contributions. Loans by an offshore holding company to its PRC subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from such holding company to its PRC subsidiaries is required to be registered with the competent PRC governmental authorities.

Due to these restrictions, cash and/or non-cash assets located in Mainland China may not be available to fund the operations or liquidity needs of companies outside Mainland China, and fundings in currencies other than Renminbi may not be readily accessible by companies in Mainland China. In addition, more onerous restrictions under new PRC laws and regulations may come into effect in the future, and the PRC regulatory authorities could potentially impose additional restrictions and limitations in practice.

As we do not currently have, or expect to have, any subsidiaries or business operations in Mainland China or any revenue from Mainland China, and none of our assets are, or are expected to be, located in Mainland China, we believe that we are not subject to the aforementioned restrictions. However, there remains uncertainty as to how the relevant laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the SAFE, will take the same position as we do. If we or any of our subsidiaries were to be deemed by PRC regulatory authorities to be subject to these restrictions, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required registration, which could have a material and adverse effect on our business, financial condition and results of operations.

We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

As an online financial services aggregator, we rely on the data provided by our users and third parties, such as Google, to operate our business, provide our services and enhance our offerings. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from third-party financial institutions, credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners. For the credit report feature in our MoneyHero App in partnership with TransUnion, we offer registered users who have provided the requisite consent and passed the authentication process access to credit reports provided by TransUnion on the MoneyHero App free of charge. Other than to the users accessing their own credit reports and our own internal use of data to enhance our tailored product and service offerings, we do not compile or process such data for dissemination to anyone else.

The primary regulations applicable to data security protection in Hong Kong are the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) and the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”). We believe that (i) we are compliant with the requirements under the PDPO, the PDPAO and related policies and (ii) these laws and policies do not apply to the offering of our securities, such as through the Business Combination. Failure to comply with these requirements or policies could have a material and adverse effect on our business, financial condition and results of operations.

The PDPO imposes a statutory duty on data users in Hong Kong to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not engage in any act or practice that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

In particular, Data Protection Principle 4 requires data users to take all practicable steps to protect the personal data they hold against unauthorized or accidental access, processing, erasure, loss or use and, when doing so, to consider a list of factors including the nature of the data, the potential harm of such events, and the measures taken for ensuring the integrity, prudence and competence of persons having access to the data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment. In addition, the PDPO criminalizes certain activities, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. For example, the use of personal data in direct marketing without giving notice to the data subject or the data subject’s consent is a criminal offence punishable by a fine of HK$500,000 and imprisonment; a data user that provides a third party with personal data for the purposes of direct marketing in return for consideration and without the data subject’s consent will be liable to fines of up to HK$1,000,000 and imprisonment; and failure to take all practicable steps to erase personal data held by the data user where the data is no longer required for the purpose for which the data was used is an offence liable to a fine of HK$10,000. Furthermore, an individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

The PDPAO amended the PDPO, particularly to: (i) criminalize the unconsented disclosure of personal data information of an individual who is a Hong Kong resident or is present in Hong Kong (such disclosure, “subject disclosure”), or “doxxing,” (ii) introduce a cessation notice regime to tackle doxxing; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner with respect to the enforcement against doxxing and other offences relating to disclosure of personal data without consent. Under the PDPO, if the Privacy Commissioner has reasonable ground to believe that (i) there is a written message or electronic message by means of which a subject disclosure is made (whether or not the message exists in Hong Kong) and (ii) an individual who is present in Hong Kong or a body of persons that is incorporated, established or registered in Hong Kong or has a place of business in Hong Kong (such individual or body, a “Hong Kong person”) is able to take a cessation, the Privacy Commissioner may serve a written notice on the person directing the person to take the cessation action. In addition, if the Privacy Commissioner has reasonable ground to believe that (i) there is an electronic message by means of which a subject disclosure is made (whether or not the message exists in Hong Kong) and (ii) a person (not being a Hong Kong person) that has provided or is providing any service (whether or not in Hong Kong) to any Hong Kong person is able to take a cessation action (whether or not in Hong Kong) in relation to the message, the Privacy Commissioner may serve a written notice on the provider directing the provider to take the cessation action. Failure to comply with cessation notices may result in a fine of HK$50,000 and two years of imprisonment for a first conviction, and in the case of a continuing offence, to a further fine of HK$1,000 for every day during which the offence continues.

In addition, on August 30, 2022, the Privacy Commissioner’s office issued the Guidance Note on Data Security Measures for Information and Communications Technology (the “ICT Guidance”) to provide data users with recommended data security measures for information and communications technology to facilitate their compliance with the requirements of the PDPO. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Hong Kong—Regulations on Data Protection.”

In addition, our Hong Kong subsidiaries may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection. On November 7, 2016, the Standing Committee of the NPC passed the PRC Cybersecurity Law, which became effective on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance and use of the internet network within the territory of the PRC and the supervision and administration of cybersecurity and systematically lays out the regulatory requirements on cybersecurity and data protection in China. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law applies to data processing activities and the security supervision thereof conducted in the territory of the PRC and also holds liable those who conduct data processing activities outside the territory of the PRC to the detriment of the national security, public interest, or lawful rights and interests of citizens and organizations of the PRC. The PRC Data Security Law sets forth a series of data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means and that the collection and use of such data should not exceed certain limits. On August 20, 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of the personal information of natural persons within the territory of the PRC. The PRC Personal Information Protection Law further detailed the rules on personal data processing and increased the potential liability of personal data processors. The legal consequences of violating these laws include, among other things, the issuance of warnings, confiscation of illegal income, suspension or winding-up of the related business, and revocation of business license or relevant permits. On January 4, 2022, the Cyberspace Administration of China (the “CAC”) and 12 other PRC regulatory agencies jointly adopted and published the Review Measures, which became effective on February 15, 2022. The Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing on a foreign stock exchange must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine that certain network products, services, or data processing activities of such company affect or may affect national security.

As we do not have any operations in Mainland China or engage in any data processing activities to the detriment of the national security, public interest, or lawful rights and interests of citizens and organizations of the PRC and because these laws and regulations are not listed in Annex III of the Basic Law, we believe that we are not subject to these laws and are not required to apply for cybersecurity review by the CAC for the Business Combination. However, there remains uncertainty as to how these laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the CAC, will take the same position as we do. If we were deemed by PRC regulatory authorities to be subject to these laws and regulations, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required cybersecurity review, and we may be required to suspend our relevant business, shut down the MoneyHero website or mobile app, or face other penalties, which could materially and adversely affect our business, financial condition and results of operations.

If we are identified by the SEC as a Commission-Identified Issuer for two consecutive years due to the PCAOB’s inability to inspect our auditors, our securities will likely be delisted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment, which would establish a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

The Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was passed by the U.S. Senate on June 22, 2021 and enacted on December 23, 2022, shortens the three-consecutive-year compliance period under the HFCAA to two consecutive years and, as a result, reduces the time before the potential trading prohibition against or delisting of our securities. On December 29, 2022, the Consolidated Appropriations Act of 2023 was signed into law, which contains, among other things, an identical provision to the AHFCAA that reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China or Hong Kong, because of positions taken by PRC authorities in such jurisdictions. This includes our auditors, which are headquartered in Hong Kong. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the CSRC and the Ministry of Finance of China, which grants the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. The PCAOB has since then conducted inspections of certain PCAOB-registered public accounting firms headquartered in Mainland China and/or Hong Kong and has found deficiencies in certain of the audits reviewed. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions.

While our auditors currently can be inspected by the PCAOB, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors outside the control of we and our auditors. For example, should the regulatory authorities in Mainland China or Hong Kong obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If we in the future file an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, our securities would become subject to the trading prohibitions under the HFCAA if we are identified as a Commission-Identified Issuer for two consecutive years. The delisting of our securities, or the threat of our securities being delisted, may substantially impair your ability to sell our securities when you wish to do so and the value of your investment. Our brand and our ability to conduct our business operations and raise capital on acceptable terms, or at all, would also be materially and adversely affected.

In addition, inspections of other audit firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB is unable to conduct inspections, it will be prevented from fully evaluating the audit and quality control procedures of our independent registered public accounting firm. As a result, we and our investors will be deprived of the benefits of such PCAOB inspections, and it will be more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit or quality control procedures, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in Hong Kong based on United States or other foreign laws against our directors, officers and members of senior management who are located in Hong Kong.

Several of our directors, officers and members of senior management, including but not limited to Kenneth Chan, Derek Fong, Susanna Lee, and Daniel Wang, are located in Hong Kong, which makes it more difficult to serve legal process within the United States upon these individuals. In addition, there may be significant legal and other obstacles in Hong Kong to providing information needed for regulatory investigations or litigation initiated by regulators outside Hong Kong, which could make it more difficult to conduct investigations or collect evidence within Hong Kong. Furthermore, courts in Hong Kong may recognize and enforce judgments from courts in other jurisdictions in accordance with Hong Kong laws based either on the ordinances of Hong Kong or common law principles. Currently, except for the arrangement with Mainland China, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign court judgments nor is Hong Kong a party to any international treaties/conventions relevant to the enforcement of foreign court judgments, including with the United States or the Cayman Islands. Therefore, foreign judgments obtained from courts in the United States or the Cayman Islands can only be enforced in Hong Kong in accordance with common law principles, which entails issuing fresh proceedings in Hong Kong based on the foreign judgment. As a result, it may be more difficult to enforce, both in and outside the United States, judgments obtained in U.S. courts against these individuals in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws, or to bring an original action before a Hong Kong court to enforce liabilities against these individuals based upon U.S. federal securities laws.

We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations.

The functional currency of our Hong Kong subsidiaries is Hong Kong dollars. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.79 to US$1.00. There is no assurance that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, our Hong Kong subsidiaries are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of employees, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. We expect that our labor costs, including wages and employee benefits, will continue to increase. Increasing labor costs could materially and adversely affect our financial condition and results of operations.

Risks Related to Doing Business in Taiwan

Regional geopolitical risks and disruptions in Taiwan’s political environment caused by local political events could negatively affect our business operations in Taiwan.

We conduct business in Taiwan through our subsidiary Money101 Company Limited, which operates the online financial comparison platform Money101.com.tw. In 2021, 2022 and 2023, approximately 21.7%, 16.2% and 8.4% of our total revenue was derived from Taiwan, respectively. Despite recent challenges in the Taiwan market associated with the halt of various product offerings by certain key clients, which have led to a decrease in revenue, Money101 continues to witness a significant increase in user engagement, and continued investments are set to capture potential growth opportunities in the market.

Past and recent developments related to the relations between the Republic of China and PRC governments, United States-China diplomatic and trade friction, threats of military actions or escalation of military activities, and local political events, such as election results, have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies. Any major change in Taiwan’s political environment, including the outcome of elections, changes in governmental policies, and political and social instability, may affect the direction of economic and political developments in Taiwan and negatively impact the local economic and political environment, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in the Philippines

Our Philippines subsidiaries face challenges and risks unique to operating a business in the Philippines. If we are unable to manage those challenges and risks, the growth of our business could be limited, and our business could suffer.

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online financial comparison platform Moneymax, (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker, and (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates, as well as CompareAsia Group ROHQ Philippines, which is a branch and the regional operating headquarters in the Philippines of CAGRL. In 2021, 2022 and 2023, approximately 9.8%, 14.5% and 17.6% of our total revenue was derived from the Philippines, respectively.

In recent history, there has been political instability in the Philippines, including alleged extra judicial killings, alleged electoral fraud, impeachment proceedings against former presidents and chief justices of the Supreme Court of the Philippines, hearings on graft and corruption issues against various government officials, and public and military protests arising from alleged misconduct by previous and current administrations. In addition, a number of officials of the Philippine government have been indicted on corruption charges stemming from allegations of misuse of public funds, extortion, bribery, or usurpation of authority. There can be no assurance that acts of political violence will not occur in the future, and any such events could negatively impact the Philippine economy. We also may be affected by changes in the political leadership and policy directions in the Philippines. An unstable political environment and policy instabilities may negatively affect the general economic conditions and operating environment in the Philippines and result in loss of investor confidence in the Philippines, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, our business operations in the Philippines face other challenges and risks unique to operating a business in the Philippines, including, but not limited to:

●	difficulties and costs of staffing and managing foreign operations;

●	restrictions imposed by local labor practices and laws on our business and operations;

●	exposure to different business practices and legal standards;

●	unexpected changes in legal and regulatory requirements;

●	the imposition of government controls and restrictions;

●	the risk of military conflicts, terrorist activities or other international incidents;

●	the failure of telecommunications and connectivity infrastructure;

●	natural disasters and public health emergencies;

●	potentially adverse tax consequences; and

●	lack of intellectual property protection.

If we are unable to manage these challenges and risks, the growth of our business could be limited, and our business could suffer.

The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including our Philippines subsidiaries.

The Philippine government’s credit ratings directly affect companies domiciled in the Philippines, as international credit rating agencies issue credit ratings by reference to that of the sovereign. Historically, the Philippines’ sovereign debt has been rated relatively low by international credit rating agencies. In September 2022, Moody’s affirmed its rating of Baa2 with a stable outlook. In October 2022, Fitch affirmed its rating of BBB with a negative outlook, reflecting risks to the country’s medium-term growth prospects due to high interest rates, weak external demands and high commodity prices.

No assurance can be given that Fitch, Moody’s, S&P or any other international credit rating agency will not downgrade the credit ratings of the Philippine government in the future. Any such downgrade could have a material adverse impact on the liquidity in the Philippine financial markets and the ability of the Philippine government and Philippine companies, including our Philippines subsidiaries, to raise additional financing, including the interest rates and other commercial terms at which such additional financing is available.

Risks Related to Doing Business in Malaysia

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

We conduct business in Malaysia through our subsidiary Compargo Malaysia Sdn. Bhd., which operates the online financial comparison platform CompareHero and generates lead referrals for insurance products as a licensed insurance agency. In 2021, 2022 and 2023, approximately 2.0%, 1.9% and 0.9% of our total revenue was derived from Malaysia, respectively.

Our business, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments and uncertainties in Malaysia, such as risks of war, terrorism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls and changes in methods of taxation. While the overall Malaysian economic environment appears to be positive, there can be no assurance that this will continue to prevail in the future.

Risks Related to Our Securities

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Class A Ordinary Shares and/or Public Warrants.

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our Class A Ordinary Shares and/or Public Warrants, which would likely have a negative effect on the trading price and impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting notification, we would take actions to restore our compliance with the applicable requirements. However, there is no guarantee that such efforts will be successful.

The market price and trading volume of our securities may be volatile and could decline significantly in the future, which could subject us to securities class action litigation.

The stock markets, including Nasdaq, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our securities, the market prices of our securities may be volatile and could decline significantly. In addition, the trading volumes in our securities may fluctuate and cause significant price variations to occur. If the market prices of our securities decline significantly, you may be unable to resell your securities at or above the market price of such securities as of the date immediately following Closing. There can be no assurance that the market prices of our securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this annual report;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenue, results of operations, adjusted EBITDA, cash flows, level of indebtedness, liquidity or financial condition;

●	announcements by us or our competitors of significant business developments;

●	acquisitions or expansion plans;

●	our involvement in litigation;

●	sales of our securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our securities;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines;

●	other events or factors, including but not limited to, those resulting from infectious diseases, health epidemics and pandemics (including but not limited to the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and

●	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Such litigation could cause us to incur substantial costs, and our management’s attention and resources could be diverted as a result.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If no, or only a limited number of, securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about us, the market price and liquidity for our Class A Ordinary Shares could be negatively impacted.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities and make it difficult for holders to sell the securities.

A substantial amount of our Class A Ordinary Shares are, or will be (in the case of certain Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares or Preference Shares or the exercise of Warrants or Options), subject to transfer restrictions, While there is currently an active trading market for our securities, it may not be sustained. Additionally, if our securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if they were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be sustained.

Future resales of a large number of our Class A Ordinary Shares or Warrants may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of Class A Ordinary Shares and/or Warrants, or the perception that those sales might occur, could result in a significant decline in the public trading price of our Class A Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares and Warrants.

Certain of our shareholders are subject to contractual lock-ups as of the date of this annual report. As certain restrictions have recently expired or will expire, some securities originally subject to the lock-up agreements have become or will become eligible for resale. Upon expiration or waiver of the applicable lock-up periods, certain of our shareholders and certain other significant shareholders may sell large amounts of our Class A Ordinary Shares and/or Warrants in the open market or in privately negotiated transactions, which increase the volatility in our share price and result in a significant decline in the price of our securities.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements. As of March 31, 2024, Sponsor, the sole member of which is indirectly wholly owned by Mr. Richard Tzar Kai Li (“Mr. Li”), directly held 30.6% of the equity interest and 78.3% of the voting power in MoneyHero Limited (not taking into account any Class A Ordinary Shares issuable upon exercise of Sponsor Warrants).

As a result of Sponsor’s majority voting power, which gives it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this annual report), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. We currently do not intend to take advantage of these exemptions but intend to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. However, we cannot guarantee that this may not change going forward. In the event that we elect to rely on the exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Certain of our shareholders may have substantial influence over us, and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2024 and after taking into account additional Class A Ordinary Shares that may be acquired by the relevant shareholder within 60 days following the same date, (i) Sponsor beneficially owned 41.0% of the equity interest and 82.8% of the voting power, which enable it to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this annual report); (ii) EIHL, an affiliate of Sponsor, beneficially owned 26.3% of the equity interest and 7.3% of the voting power; (iii) PMIL, a wholly-owned subsidiary of PCCW Limited, a Hong Kong Stock Exchange-listed company where Mr. Li is the Chairman and an Executive Director, beneficially owned 15.3% of the equity interest and 4.1% of the voting power. In addition, Mr. Li, by virtue of his indirect ownership of E Capital, may be deemed to beneficially own an additional 2.4% of the equity interest and 0.6% of the voting power through E Capital.

These shareholders may have interests different than yours, and they may want us to pursue strategies that deviate from the interests of our other shareholders.

Our issuance of additional share capital in connection with acquisitions, investments, financings, equity incentive plans, the exercise of Warrants or otherwise will dilute all other shareholders and could cause the market price of our securities to decline.

As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. We also expect to issue additional share capital in the future in connection with financings, grant of equity awards under equity incentive plans. In addition, an aggregate of 32,447,889 Class A Ordinary Shares are issuable upon the exercise of Warrants outstanding as March 31, 2024 (including warrants that are being registered for resale herein and other warrants held by non-affiliates, all of which are out of money based on the closing price of our Class A Ordinary Shares on April 19, 2024 of $2.05 per share), and an aggregate of 13,197,563 our Class A Ordinary Shares have been reserved for issuance under the 2023 Equity Incentive Plan (the “ Equity Plan”). For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

As a result of additional share issuance(s), (i) the proportionate ownership interest of our then existing shareholders may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding share may be diminished; and (iv) the market price of our securities may decline. For example, to the extent our Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of additional shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares.

Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares, Class B Ordinary Shares and Preference Shares. Each Class A Ordinary Share and Preference Share is entitled to one vote, while each Class B Ordinary Share is entitled to 10 votes, with all ordinary shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Sponsor and Steven Teichman each directly held approximately 95.5% and 4.5% of Class B Ordinary Shares issued and outstanding as of March 31, 2024, respectively, which, together with the Class A Ordinary Shares beneficially owned by Sponsor, represented 41.0% of the equity interest and 82.8% of the voting power, after taking into account additional Class A Ordinary Shares that may be acquired by them within 60 days following the same date. In addition, Sponsor may, at its discretion, acquire the Class B Ordinary Shares held by Mr. Teichman for no consideration.

As a result of the dual-class share structure and the concentration of control, holders of our Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will also limit the ability of other shareholders to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that other shareholders may view as beneficial.

We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless, while Sponsor Warrants (so long as they are held by Sponsor or any of the Sponsor Permitted Transferees) and Class A Warrants are not redeemable.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of our Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) on each of the 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of our Class A Ordinary Shares issuable upon exercise of the Public Warrants. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants; or (iii) to accept the nominal redemption price, which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. Our Sponsor Warrants, so long as they are held by Sponsor or any of the Sponsor Permitted Transferees, and our Class A Warrants are not redeemable by us. For more details, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Warrants.”

The historical trading prices for our Class A Ordinary Shares have varied from a low of approximately $0.74 per share on November 14, 2023 to a high of approximately $6.0 per share on October 13, 2023, but have not reached the $18.00 per share threshold for redemption described above. We have no obligation to notify holders of the Public Warrants that they have become eligible for redemption and will not provide separate notice to the holders of our Public Warrants at the time that they become exercisable. However, in the event we decide to redeem your Public Warrants, a notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the date fixed for redemption to the registered holders of the warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in such a manner shall be conclusively presumed to have been duly given.

Our Articles designate the Cayman Islands as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act or the Exchange Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our memorandum and articles of association (the “Articles”) provide that, unless the Company consents in writing to the selection of an alternative forum, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, to the fullest extent permitted by relevant law, will be the U.S. federal district courts, regardless of whether such legal suit, action, or proceeding also involves parties other than us. In addition, our Articles provide that, unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with our Articles or otherwise, including any questions regarding their existence, validity, formation or termination, provided that such forum selection provisions shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, or the Exchange Act, as amended, or any other claim based on securities laws for which the federal district courts of the United States have exclusive jurisdiction. Without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to us, our Articles also provide that the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our shareholders, (iii) any action or petition asserting a claim arising pursuant to any provision of the applicable laws or our Articles, including but not limited to any purchase or acquisition of our Shares, securities or guarantee provided in consideration thereof, or (iv) any action asserting a claim against us concerning our internal affairs.

The forum selection provisions in our Articles may increase a shareholder’s cost and limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation, memorandum and articles of association and/or equivalent constitutional documents has been challenged in legal proceedings, and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find these provisions in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business, financial conditions and results of operations.

The Assignment, Assumption and Amendment Agreement and the Class A Warrant Agreement provide that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but, as discussed below, will not apply to claims under the Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Assignment, Assumption and Amendment Agreement and the Class A Warrant Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the courts of the State of New York as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the Assignment, Assumption and Amendment Agreement and the Class A Warrant Agreement is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our securities.

The exclusive forum provision in the Assignment, Assumption and Amendment Agreement and the Class A Warrant Agreement may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the Assignment, Assumption and Amendment Agreement or the Class A Warrant Agreement, which may discourage such lawsuits against us and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

It is not expected that we will pay dividends in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of its business. It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. There is no guarantee that our Shares will appreciate in value in the future or that the trading price of the shares will not decline. Holders of our Shares should not rely on an investment in such shares as a source for any future dividend income.

Our management team has limited skills and experience related to managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in us and, as a result, the value of our securities.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm are required to attest to the effectiveness of its internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Any material weakness or significant deficiency in our internal control over financial reporting or our failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations impair investor confidence in the accuracy and completeness of our financial reports, cause the market price of our securities to decline and restrict our future access to the capital markets, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources, and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes. Our failure to improve our systems and processes, or failure to operate our systems and processes in the intended manner, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses, undermine our ability to provide accurate, timely and reliable reports on our financial and operating results, and adversely impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not be able to prevent or detect all errors, omissions or fraud.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in us and, as a result, the value of our Shares.

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

We have initiated a series of measures to address the identified material weaknesses. For instance, during the year ended December 31, 2023, we have recruited personnel with experience and knowledge in IFRS and SEC reporting to strengthen the financial reporting function and established a financial reporting control framework. Furthermore, we have conducted various training sessions for our finance team members on IFRS knowledge and enhanced the availability of technical accounting resources for our finance staff. Additionally, we have revised and updated our financial accounting policy manual subsequent to the reporting year-end.

In addition to the aforementioned efforts, we are in the process of implementing a number of measures to address the material weaknesses identified, including, among other things: (i) hiring additional qualified individuals with relevant experience and qualifications in IFRS and SEC reporting, (ii) implementing regular and standardized training programs on IFRS and SEC reporting for our accounting personnel, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting standards, and (iv) updating, communicating, and implementing the financial accounting policy manual for our accounting personnel regarding recurring transactions and period-end closing procedures. However, there is no guarantee that these measures will be effective in addressing the material weaknesses identified or that we may conclude in the future that these material weaknesses have been fully remediated. In addition, during the course of documenting and testing our internal control procedures, we may identify additional material weaknesses in our internal control over financial reporting. Such material weaknesses would likely cause investors to lose confidence in our reported financial information, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently than we do. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, meet our reporting obligations, avoid material misstatements in our financial statements, or anticipate and identify accounting issues or other financial reporting risks that could materially impact our consolidated financial statements. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. For a more detailed description of the related risks, see “—We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in us and, as a result, the value of our securities.”

We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

We currently, and will continue to, report financial results under IFRS. There are, and there may in the future be, certain significant material differences between IFRS and U.S. GAAP. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

The reduced SEC reporting requirements applicable to emerging growth companies may make our securities less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act and will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of October 12, 2023, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our securities less attractive because it relies on these exemptions. If some investors do find our securities less attractive as a result, there may be a less active trading market and the price of our securities may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Information relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, our information required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance standards.

Nasdaq market rules permit a foreign private issuer like us to follow certain corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies.

We currently rely, and expect to continue to rely, on the foreign private issuer exemption with respect to the following:

●	Rule 5605(b)(1), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

●	Rule 5605(b)(2), which requires that independent directors must meet at regularly scheduled executive sessions without management present. As allowed by the laws of the Cayman Islands, our independent directors do not meet in regularly scheduled executive sessions;

●	Rule 5605(d)(2), which requires that a company has a compensation committee, comprised solely of independent directors. As allowed by the laws of the Cayman Islands, our compensation committee is not comprised solely of independent directors;

●	Rule 5605(e), which requires that a company has a nominations committee comprised solely of independent directors and a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As allowed by the laws of the Cayman Islands, our nominating and corporate governance committee is not comprised solely of independent directors, and our nominating and corporate governance committee is not required to address matters required under the federal securities laws;

●	Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. As allowed by the laws of the Cayman Islands, we may not always hold annual meetings of shareholders; and

●	Rule 5635, which requires a company to obtain shareholder approval for the issuance of securities under certain circumstances. As allowed by the laws of the Cayman Islands, we are not required to seek shareholder approval in these circumstances.

Such home country practices may deprive you of the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Because we are incorporated under the laws of the Cayman Islands and conduct substantially all of our operations outside of the United States, and all of our directors and executive officers reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. In addition, we conduct substantially all of our operations through our subsidiaries outside of the United States, substantially all of our assets are located outside of the United States, and all of our officers and directors, and a substantial portion of their assets, are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against our officers and directors outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise, and it will be difficult to effect service of process within the United States upon our officers or directors or enforce judgments obtained in United States courts against our officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions in which we operate could render you unable to enforce a judgment against our assets or the assets of our officers and directors. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and the jurisdictions in which we operate would permit effective enforcement of criminal penalties of U.S. federal securities laws.

In addition, our corporate affairs are governed by our Articles, the Cayman Companies Act and the common law of the Cayman Islands, and the rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by the shareholders, but we are not obliged to make them available to our shareholders (subject to limited circumstances in which an inspector may be appointed to report on our affairs). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands differ significantly from the requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we or any of our subsidiaries are a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Shares that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Following the Initial Merger; provided that the Initial Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, we will be treated as the successor to Bridgetown for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business. Based on our operations, composition of assets and income, and market capitalization, it is possible that we could qualify as a PFIC for the 2023 taxable year which is the year that includes the Business Combination, however, given the limited information we have to date, it is uncertain whether we are expected to qualify as a PFIC beginning January 1, 2024 or for subsequent taxable years.

Additionally, even if we are not a PFIC following the Business Combination, our Class A Ordinary Shares will generally be treated as stock of a PFIC with respect to a U.S. Holder that held Class A ordinary shares of Bridgetown in a prior taxable year in which Bridgetown was treated as a PFIC, provided the Initial Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Because it is a blank check company with no active business, it is anticipated that Bridgetown was a PFIC for its taxable years ended December 31, 2020, December 31, 2021 and December 31, 2022.

Although our PFIC status for any taxable year is an annual factual determination, absent certain elections, a determination that we are a PFIC (or, in the circumstances described above, that Bridgetown was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not we continue to be a PFIC.

Please see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations to U.S. Holders” for a more detailed discussion with respect to the PFIC rules and risks and tax consequences of PFIC classification to U.S. Holders of our Class A Ordinary Shares. U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to holders of our Class A Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We, MoneyHero Group (formerly known as the Hyphen Group or CompareAsia Group), are an exempted company limited by shares incorporated under the laws of the Cayman Islands on March 21, 2023. Our principal place of business is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore and our telephone number is +65 6322 4392.

On October 12, 2023, we consummated the Business Combination pursuant to the Business Combination Agreement. On October 13, 2023, our Class A Ordinary Shares and Public Warrants commenced trading on the Nasdaq under the symbols “MNY” and “MNYWW,” respectively.

We are subject to the informational requirements of the Exchange Act. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. Information about us is also available on our website at www.moneyherogroup.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

B. Business Overview

Founded in 2014, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison company in Greater Southeast Asia. Our mission is to make all of life’s financial decisions a time saving and rewarding experience. We achieve this by creating innovative tools and frictionless digital experiences for consumers and financial product providers, offering relevant educational content and financial product comparison tools through our online platforms and accelerating the digitization of the financial industry. We are committed to building seamless experiences and creating the right content to help users make the most relevant financial decisions for them, especially as the personal finance industry continues to expand and become more complex and fragmented.

With a portfolio of seven well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, insurance and other financial products, connecting the providers of these products with well-matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and providing insurance brokerage, marketing and events-related services to them. These providers, which we refer to as our commercial partners in this annual report, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

Consumers in Asia have an ever-expanding portfolio of personal finance choices ahead of them and are increasingly comfortable using online sources to learn about their options, compare offerings and transact for financial products. At the same time, consumers are increasingly “time poor.” Through our services, we aim to make financial decisions a time-saving and rewarding experience for them. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2023, we had approximately 5.3 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who have subscribed to our email distributions in Singapore, Hong Kong, the Philippines, Taiwan and Malaysia, and users who are registered in our rewards database in Singapore and Hong Kong.

Furthermore, consumers that would not otherwise transact directly through financial product providers’ own platforms, which are inherently limited in terms of product set, would naturally gravitate to our platforms with a strong intent of comparing and purchasing relevant financial products. We leverage technology and data-driven insights to deliver high and reliable volumes of new customers for financial product providers that place products on our platforms, fostering healthy competition and driving the development of better financial products. As of December 31, 2023, we had over 280 commercial partner relationships. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. We are dual- headquartered in Singapore and Hong Kong and have operations in five Asian markets, namely Singapore, Hong Kong, the Philippines, Taiwan and Malaysia.

In 2023, we had approximately 8.7 million Monthly Unique Users, 129.5 million Traffic sessions, over 1.7 million Applications for financial product purchases and 0.6 million Approved Applications in our five current markets, compared to approximately 7.8 million Monthly Unique Users, 113.7 million Traffic sessions, over 1.3 million Applications for financial product purchases and 0.4 million Approved Applications from these markets in 2022. In addition, in 2023, we published over 190 articles per month on our blogs, and over 6.7 million articles on our platforms were read per month by our users, as measured by page views. In 2023, 70% of our Traffic sessions and 74% of our Monthly Unique Users engaged with our online platforms organically through this rich and trend-relevant content. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Our main business pillars are:

●	Online Financial Comparison Platforms. We provide financial guidance to consumers in each market in which we operate by offering a broad range of financial and lifestyle content and product comparison tools via our online platforms. Our platforms include information on a comprehensive portfolio of over 1,500 financial products as of December 31, 2023, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products. Our teams have developed significant expertise in monitoring and managing nearly all aspects of digital conversion in the personal finance space. We also actively set internal targets for different aspects of the digital conversion funnel to ensure that our expectations of revenue are aligned with fundamental demand drivers. We operate these platforms through the following websites: https://www.moneyherogroup.com, https://www.moneyhero.com.hk, https://www.singsaver.com.sg, https://www.money101.com.tw, https:// www.moneymax.ph, and https://www.comparehero.my.

In exchange for featuring products on our platforms and through our content and channel partners and providing services such as developing promotional campaigns, we charge our commercial partners using various fee models depending on the underlying contractual relationship. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. The main types of our fee structures for our internet leads generation and marketing service income are RPC, RPL, RPA and RPAA. Under the RPC pricing model, a commercial partner pays us each time a prospective customer clicks through from our platform to its website by means of a hyperlink to a product that appears in the comparison search results, sponsored link or promotional link. We measure a Click for the purposes of the RPC pricing model at the point in time when a visitor leaves our platform for a commercial partner’s website. Under the RPL pricing model, a commercial partner pays us each time a prospective customer provides his or her contact information to us in order to receive more information about the product(s). Under the RPA pricing model, a commercial partner pays us for each Application submitted by a prospective customer sourced from our platforms. Under the RPAA pricing model, a commercial partner pays us for each Approved Application that was facilitated through our platforms. Over the years, we have continued to evolve our revenue model from RPC, PRL or RPA to RPAA so that we can align our interest with that of our commercial partners and enhance our financial performance. In 2021, 2022 and 2023, 87%, 84% and 90% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on Clicks, Leads and Applications. Our internet leads generation and marketing service income is tied to Click, Leads, Application or Approved Application, as applicable, and there is no duplication among the pricing models. Our pricing model is product-based, and our arrangements with some of our commercial partners involve more than one pricing model. We also generate marketing income from our commercial partners for providing certain marketing and event-related services via our online platforms.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines and insurance agent registrations in Malaysia, which enable us to provide end-to-end insurance acquisition services to consumers. For the insurance products on our platforms, we either act as the broker and generate insurance commission when the product is sold or earn leads generation income when we are not acting as the broker. Since we serve consumers until the end of issuance policies, we are very well positioned to capture insurance renewals and repeat purchases based on the lifestyle and financial needs of individual users in the insurance segment.

In 2021, 2022 and 2023, revenue generated directly through our online financial comparison platforms accounted for 88.8%, 86.3% and 83.0% of our total revenue, respectively.

●	B2B Business (Creatory Content Creators and Channel Partners; also known as eKos_connect). In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base by earning commission from us for promoting the financial products that our commercial partners place on our platforms, either on a fixed fee basis or conversion-based fee basis. This helps us increase the scale of sustainable customer acquisition for our commercial partners by improving our paid channel mix and capturing additional users that may not naturally use our own first-party platforms for information on personal finance products. Our ability to provide commercial partners with a greater scale of sustainable customer acquisition further increases our leverage in negotiating higher fee rates or other favorable commercial terms with our commercial partners and makes it easier for us to attract and retain commercial partners. For the quarter ended December 31, 2023, we had over 360 content and channel partners engaged via Creatory. The expansion of our channel network also allows us to capture a greater share of the total addressable market, or TAM, and is a key driver for the growth of our business. The website for the Creatory platform is https://creatory.biz.

In 2021, 2022 and 2023, revenue generated directly through our content and channel partners accounted for 11.2%, 13.7% and 17.0% of our total revenue, respectively.

For the years ended December 31, 2021 and 2022, our revenue was US$61.9 million and US$68.1 million, respectively, representing a year-over-year growth of 10.0%. For the year ended December 31, 2023, our revenue grew to US$80.7 million, representing a year-over-year growth of 18.4%. We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products, whereby we charge the providers of these products on an RPC, RPL, RPA or RPAA basis; (ii) insurance commission income through providing insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals. In 2023, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 94.0%, 4.2%, 1.3% and 0.6% of our total revenue, respectively, compared to 95.3%, 2.4%, 1.6%, and 0.7% in 2022, respectively. We recorded a loss of US$30.9 million, US$49.4 million and US$172.6 million for the years ended December 31, 2021, 2022 and 2023, respectively.

In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. As of December 31, 2023, approximately 26.9%, 59.5%, 3.6%, 9.0% and 0.7% of our assets were located in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively.

Our Products and Offerings

We operate our holistic online financial comparison platforms under a portfolio of known and trusted brands across five Greater Southeast Asia markets and across comprehensive financial product verticals.

Our platforms provide free, comprehensive information about specific categories of financial products for our users to search for, compare and make informed decisions. As of December 31, 2023, we had over 280 commercial partner relationships and our platforms offered over 1,500 different financial products, including credit cards, personal loans, mortgages, various insurance lines, bank accounts, brokerage accounts and wealth management products. We design all aspects of our platforms to be intuitive and easy-to-use, enabling users to learn about, find, compare and purchase or apply for financial products within minutes. MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia and users who are registered in our rewards database in Singapore and Hong Kong, have access to more tailored information and recommendations. Leveraging our relationships with our commercial partners, we also offer exclusive promotions for users who purchase or were approved for particular financial products via our platforms, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines and insurance agent registrations in Malaysia, through which we generate commission revenue when a product is sold through our online platform. We are currently in the process of expanding relationships with life insurance providers and aim to offer a more comprehensive range of life and non-life insurance products.

The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented. In 2023, insurance was our fastest growing vertical, recording a 120% year-over-year growth.

	For the Year Ended December 31,
	2023		2022		2021
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Credit cards	60,258	74.7	49,430	72.6	46,658	75.4
Personal loans and mortgages	10,166	12.6	9,719	14.2	7,924	12.8
Insurance	5,853	7.3	2,662	3.9	1,229	2.0
Insurance-related internet leads generation and marketing service income	2,442	3.0	905	1.3	307	0.5
Insurance commission income	3,363	4.2	1,666	2.4	908	1.5
Marketing income	48	0.1	91	0.1	14	0.0
Other verticals	4,394	5.4	6,321	9.3	6,071	9.8
Total revenue	80,671	100.0	68,132	100.0	61,882	100.0

We operate at both a regional and local level, which enables us to effectively leverage our technology systems, marketing tools and market insights across our markets in Asia while deploying localized on-the-ground branding, marketing and product selection strategies specifically tailored to users in each market.

Key Brands

The map below presents our key brands and related average Monthly Unique User data in 2023.

MoneyHero

Launched in 2013, MoneyHero is one of the most comprehensive online financial comparison platforms in Hong Kong according to Similarweb, offering quick and easy access to personal finance resources to over 20% of Hong Kong’s total population. In addition to detailed and customizable comparison tables, users can get access to resource guides, answers to frequently asked questions and topical articles exploring new ways to save money in Hong Kong, all of which help them better understand the various financial products in the market. MoneyHero strives to provide users with impartial information so that they can quickly find the right product at the most competitive price, saving both time and money. MoneyHero also continuously updates its products and services portfolio to better assist users in making informed choices. By helping users become more aware of various financial products, MoneyHero enables users to take more control over their financial well-being and improve their financial standing.

In February 2023, we launched a credit report feature in our MoneyHero App in collaboration with TransUnion, which granted our subsidiary MoneyHero Global Limited a limited, non-exclusive, non-transferable, non-sublicensable and revocable license for it to offer users of the MoneyHero App consumer identity verification services and consumer credit data provision services in Hong Kong. Based on users’ credit profiles, we aim to make product recommendations that are tailored to users’ financial needs, and we expect this personalized experience will increase conversions and approval rates. For more details on our contractual arrangements with TransUnion and related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to maintain our relationship with TransUnion could have a material adverse effect on our business, financial condition and results of operations.”

SingSaver

Launched in 2015, SingSaver is a Singaporean personal finance comparison site that makes personal finance accessible with easy to understand personal finance articles, tools and tips that simplify everyday financial decisions for users. As a trusted personal finance partner to its users, SingSaver offers users a seamless and secure experience for signing up for financial products and receiving special rewards.

Seedly

Launched in 2016 and acquired by us in 2020, Seedly helps users make smarter financial decisions through a wealth of community member-driven financial content on its platform and events such as the annual Personal Finance Festival. Seedly’s offerings include (i) advertising on a community forum that allows users to crowdsource knowledge from peers before making a financial decision, (ii) business accounts from which financial institutions can source unbiased reviews from Seedly community members for a myriad of products ranging from travel insurance to robo-advisors, and (iii) targeted campaigns for financial institutions to improve awareness of their brands, products and personal finance in general. Together, Seedly and SingSaver have Monthly Unique Users equivalent to over 30% of Singapore’s population and are among the largest online financial comparison platforms within the personal finance comparison sector in terms of visitors, according to Similarweb.

Money101.com.tw

Launched in 2014, Money101.com.tw is Taiwan’s largest online financial comparison platform within the personal finance comparison sector in terms of visitors, according to Similarweb. Money101.com.tw enables users to save time and money by helping them find the best products for their needs and providing them with resource guides and articles through its blog. With Money101.com.tw, users can easily and quickly compare the rates and services for consumer finance products in Taiwan.

Moneymax

Launched in 2014, Moneymax is the largest online financial comparison in the Philippines for financial products such as car insurance, credit cards and loans, according to Similarweb. Moneymax empowers Filipinos to lead healthier financial lives through its free, impartial platform that enables them to easily compare, choose and purchase or apply for the right products online, as well as providing educational content via blogs, emails and social media channels.

CompareHero

Launched in 2013, CompareHero is a leading Malaysian online financial comparison, offering users quick and easy access to resources that help them understand and compare various financial products, choose products that match their individual needs, and make better-informed decisions regarding their personal finances. In addition to detailed, impartial and customizable comparison results, CompareHero offers users personal finance guides, answers to frequently asked questions and topical articles exploring new ways to save money in Malaysia. CompareHero constantly works with major banks and other financial institutions in Malaysia to make personal finance informative and accessible to everyone.

Creatory (also known as eKos_connect)

Launched in 2019, Creatory is a self-service portal for our content and channel partners, with tools that help content and channel partners discover offers for products they want to promote, gain access to real-time analytics about their content and actionable insights, and connect with a community of other creators that want to share their best practices and success stories. We have a team of account managers who work closely with content and channel partners, alongside our wider commercial, marketing and product teams. Creatory is one of our key growth areas as it enables us to capture a large pool of independent content creators and users from other large online platforms in a cost-efficient and scalable manner, strengthen our economic relationships with commercial partners and build an ecosystem of competitors ranging from financial aggregators to lifestyle creators.

User Journey

Our financial comparison platforms offer users an end-to-end journey, creating locally tailored and seamless user experiences.

Personal Finance Education

Since our inception, we have built our consumer brands by delivering high-quality personal finance content to our users, which is crucial for building trusted relationships with our users and is a key driver for our user base. As the entry point to our platforms, our personal finance content allows us to meaningfully engage with our users and educate them on important personal finance matters. Over time, engagement through our personal finance content drives trust with our users and increases brand awareness for our online platforms. In 2023, 70% of our Traffic sessions and 74% of our Monthly Unique Users engaged with our online platforms organically.

Our experienced content team of writers, editors, strategists, graphic designers and videographers is dedicated to creating and publishing original and useful information to educate our users and help them build the right portfolio of financial products, manage and optimize that portfolio, and improve their financial health. We also work with freelance writers. In 2023, over 6.7 million articles on our platforms were read per month by our users (based on page views). Our articles appeal to a wide range of users, from casual readers to more sophisticated consumers of financial products. Each market also maintains its own blog that is focused on personal finance topics that are particularly relevant in the local markets, such as money-saving tips, rankings of best products and general financial education. Furthermore, we benefit from the content expertise provided by creators on Creatory.

In addition to free content, we also offer more tailored information and recommendations to our MoneyHero Group Members. We believe that with the increasing complexity in personal finance, there is a significant need to proactively help our users in a more personalized manner to meet the lifecycle of their financial needs.

Product Comparison

Users can specify the type of product and other parameters (if necessary) on our online platforms to search for the products they are looking for. Our platforms instantaneously provide a free and easy-to-read comparison results table, which includes an organic ranking of the products and their key features, in addition to filters that help users narrow down the search results and more easily select the right product. The screenshots below illustrate the key features displayed in the results table and filters that are available for users for some of our major verticals:

Credit Cards

Personal Loans

Travel Insurance

Personalized Recommendations

We provide useful and timely recommendations of financial products to our users, leveraging the user behavioral data accumulated on our platforms over the years and our big data analytics capability. In particular, our technology systems comprehensively aggregate and analyze such data and enable us to effectively anticipate a user’s needs and recommend appropriate financial products, even if the user has not previously requested information about that type of product. For example, in order to receive rewards, users must return to our platforms to claim rewards, which provides us with useful information as to which users’ applications have been approved by our commercial partners, and we can then utilize such information in making future recommendations to users who are more likely to be eligible for the products. As user engagement on our platforms continues to grow, we are able to keep learning more about our users and provide them with more personalized recommendations and enhanced rewards programs. In addition, we have launched a service to provide to our users their credit reports free of charge in Hong Kong. Based on the credit reports, we will be able to further improve tailored offerings and improve conversion rates.

Purchases and Applications

Within the results table or blog articles, users can click on “Buy Now” or “Apply Now” to purchase or apply for products and are then directed to the purchase page on our website or an external application portal of the product provider. Application approval and/or purchase can be instantaneous for certain financial products, such as travel insurance and personal loans from certain of our commercial partners. For other financial products, such as credit cards, the application will be processed by the financial institution in accordance with its own policies and procedures.

Rewards Programs and Fulfilment

One of the key benefits that our platforms provide is the exclusive rewards that we offer for certain financial products. The rewards we offer typically include popular consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services. Our rewards programs incentivize users to purchase financial products through our online platforms and enable us to learn more about our users and deliver more personalized and proactive solutions. Our years of experience in our markets also provides us with a deep understanding of what types of rewards are effective in driving user purchases or applications for particular products. We manage the entire rewards process, including providing, sourcing and fulfilment of the rewards.

Our Commercial Partners

Our commercial partnerships with financial product providers form a core part of the foundations of our strategy and vision. We partner with these providers to promote their financial products online and facilitate a digital product purchase and/or application process. We also work with commercial partners to create personal finance content and design offers, promotions and rewards, which helps ensure our ability to offer users the latest, most comprehensive product information. We seek to build long-term relationships with our commercial partners by understanding how we can add value to their businesses across the digital ecosystem.

As of December 31, 2023, we had over 280 commercial partner relationships. Our commercial partners primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. We also partner with online-only providers, emerging companies and industry disrupters such as digital banks and help them expand their market presence. Our agreements with our commercial partners typically have a term of one to three years on average, which may be terminated by either party for any reason with adequate notice.

Marketing

We have a group-level marketing team that is responsible for forming the overall holistic and omni-channel brand and content marketing strategy for our company, including budget planning, channel optimization and campaign design. They also oversee our group-wide and brand-level paid performance marketing strategies and execution. For each brand, we also have a brand-level marketing team that understands the local market well and focuses on the local market. These teams are primarily responsible for gathering user insights, creating and executing marketing plans, generating relevant content, executing search engine optimization plans and performing other marketing functions as needed. Our content creation teams sit at the brand-level under our marketing function. Although each consumer brand has its own brand identity, we are highly aligned across our brands under our umbrella brand, MoneyHero Group.

We leverage a number of marketing channels, including search engines, social media, email, brand marketing and paid performance marketing to drive traffic to our sites.

The vast majority of our user visits are generated from organic traffic via direct and unpaid channels, predominantly through search engine optimization, or SEO, and the content on our platforms. In 2023, 70% of our Traffic sessions and 74% of our Monthly Unique Users engaged with our online platforms organically through the rich and trend-relevant content we provide. We believe our ability to generate organic traffic via unpaid channels is rooted in the strength and influence of our brands, our expertise in SEO and our ability to provide users with relevant and credible informational content, a broad supply of personal finance product listings and a smooth user experience. We also have a dedicated SEO team with technical SEO specialists that work seamlessly together with our technology and content teams to monitor and update our websites regularly to maximize our search engine exposure. In addition, based on the personal data we collect from our new and existing users, we engage in personalized email marketing activities to drive high-intent users to our platforms.

We also employ various paid marketing channels such as Google, Facebook, Bing, and Yahoo! to drive traffic to our platforms and leverage social media and our Creatory platform as an additional source of marketing and lead generation. For the quarter ended December 31, 2023, we had over 360 content and channel partners engaged via Creatory. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract visits to our platforms into Applications. Our ability to drive campaigns with cost effective rewards options that are likely to attract high quality traffic and conversions will have a direct impact on our performance.

After attracting users to our platforms, we continue to build trust with users as we guide them through their personal finance journey, and we seek to maximize value for our users and achieve economies of scale by cross- promoting and up-promoting products and services on our platforms to existing users in a cost-effective manner. The more that users rely on our platforms for their personal finance needs, the more loyal they tend to be, which leads to increased retention rates and offers us greater cross-promotion and up-promotion opportunities within the product and service mix available on our platforms.

We look to continuously improve the effectiveness of our paid marketing channel mix in order to achieve a specific level of volume at an acceptable price point relative to our revenue expectations for any given campaign, and we plan to do so primarily through enhancing our data analytics capabilities, increasing the share of organic traffic from focused SEO strategies and strengthening our internal infrastructure and tools that support unpaid channels.

Technology

We have built our technology platform to serve both the growing number of consumers searching for financial products digitally and the increasing number of financial product providers looking to reach consumers with the right characteristics.

Our technology systems are designed to be scalable. For instance, we can quickly launch new product verticals in any of our markets. We continue to improve our core technology architecture to reduce the time needed to offer new product verticals, channels and products on our platforms. At the same time, our technology systems are flexible enough to be localized for each of our five markets, enabling us to deliver localized user experiences in terms of languages and other variations in product offerings specific to our markets across Asia.

Our technology systems are also adaptable to our commercial partners’ needs. For example, if our commercial partners are not capable of offering a digital journey to our users, we can work with them to develop an online process. If our partners already have a digital process for their products, we can work to integrate their portals with our platforms. In both cases, our technology systems allow for quick and easy onboarding of new commercial partners and their products. Technical integration where feasible allows for better user journeys with greater operational efficiency in terms of our ability to track users through the conversion funnel and enables us to better capture data to drive engagement.

We host our platforms in secure and cloud-based data centers on AWS, which also allows for redundancy and scalability. Our technology team regularly performs penetration testing.

Data Security and Privacy

We are committed to adhering to the strictest standards when it comes to data security and privacy. We practice a security-first approach to product development, with our information security team involved in building our products, features, platforms and infrastructure. This approach allows us to treat security as a core requirement rather than an afterthought. Our information security team has a wide range of expertise, from corporate security to network security to application security, giving us the ability to design security into everything that we do, from product development to commercial partner selection to the tools that we use in our daily operations. We do security testing on an ongoing basis as we continue to develop our technology.

Intellectual Property

Our trademarks, domain names, and other intellectual property and proprietary rights are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from our competitors in the market. As of the date of this annual report, we had 61 registered trademarks, of which 17 are registered in Hong Kong, 13 are registered in Singapore, 13 are registered in Taiwan and the rest are registered in the Philippines, Malaysia and Indonesia, 273 registered domain names, and 16 pending trademarks. In terms of revenue contribution, our most material intellectual property and proprietary rights are held in Singapore and Hong Kong. Our registered trademarks will expire between September 2024 and November 2032 and on average have approximately 5.4 years of remaining term of protection as of the date of this annual report. These trademarks generally can be renewed before their respective expiration date following the submission of the requisite renewal application and/or renewal fee. However, there is no guarantee that all of these registered trademarks can be renewed. Failure to renew, register or otherwise protect our trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition and results of operations. Our registered domain names are renewed automatically upon expiration.

We believe the protection of our intellectual property and proprietary rights is critical to our business, and we protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brand, by relying on a combination of trademark, copyright, trade secret and other laws. In addition, we rely on contractual restrictions to protect our intellectual property and proprietary rights. We enter into standard employment agreements that have confidentiality and intellectual property assignment arrangements with employees. We also regularly monitor any infringement or misappropriation of our intellectual property and proprietary rights.

We have not been subject to any intellectual property infringement claims that had any material impact on us up to the date of this annual report. While we actively take steps to protect our intellectual property and proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. The scope of intellectual property protection may be limited in the regions in which we operate, including Hong Kong, Singapore, Taiwan, the Philippines and Malaysia, compared to the protection available in the United States, and we may face challenges in enforcing our intellectual property rights in these jurisdictions if the intellectual property laws and enforcement procedures in these jurisdictions do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. In addition, any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to enforce our intellectual property and proprietary rights. Even if our efforts are successful, we may incur significant costs in defending our intellectual property and proprietary rights or combatting allegations by third parties. Our failure to address these challenges and protect our intellectual property and proprietary rights could diminish the value of our platforms, brand and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations. For a more detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to protect our intellectual property rights and other proprietary information could diminish the value of our platforms, brand and other intangible assets.” From time to time, we may be subject to legal proceedings or claims, or threatened legal proceedings or claims, including allegations of infringement, misappropriation or other violations of third-party patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights of third parties. In addition, the use of litigation and other dispute resolution processes may be necessary for us to enforce our intellectual property and proprietary rights or to determine the validity and scope of intellectual property or proprietary rights claimed by others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Defending against intellectual property infringement claims could be expensive and divert our management’s attention and resources, which could harm our business, financial condition and results of operations.”

Competition

For our comparison business, we face competition from both online and offline financial product acquisition channels, mainly from:

●	Commercial Partners’ Own Acquisition Channels, including their branch networks, in-app or inhouse telemarketers, email and direct mail, etc.;

●	Offline Agencies, such as sales agencies that set up booths in shopping malls and solicit the purchase of credit cards or offline insurance brokers or financial advisors soliciting purchase of financial products;

●	Other Online Financial Product Comparison Businesses in Greater Southeast Asia, such as MoneySmart, Flyformiles, Alphaloan/Alphacard, iMoney and Ringgitplus, etc.; and

●	Other Online Platforms, such as PropertyGuru, which has expanded into the home mortgage and home insurance business, or Klook, which sells travel insurance on its platform.

We believe that we compete favorably due to the trust that we have built with all the key stakeholders in our business ecosystem, including our users, commercial partners, content and channel partners and rewards vendors, etc. Given the breadth and depth of our relationships with these stakeholders and the expertise that we have accumulated at a regional level in each local market, we offer highly attractive campaigns in a cost-effective manner across markets, allowing us to grow our business while improving profitability at the same time.

For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as insurance brokers. We believe that our subsidiaries can compete effectively with insurance companies and other intermediaries because (i) our digital platforms provide customers with a seamless and convenient way to compare and purchase insurance policies from multiple commercial partners, giving them a wider range of options and greater control over their coverage; (ii) our data analytics capabilities enable us to better identify and understand customer needs and preferences, allowing us to offer tailored recommendations and personalized experiences; (iii) our partnerships with a broad network of insurance providers enable us to offer a diverse range of products and services, ensuring that our customers can find the coverage they need at a competitive price; and (iv) we continuously invest in technology and innovation to stay ahead of the curve and provide customers with advanced and value-adding solutions in the insurance industry.

Regulations

Regulations in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides technology regional support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. Each of our Hong Kong subsidiaries has obtained a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) since incorporation and the commencement of its business operations.

Regulations Relating to Trade Description of Products on Our Comparison Platforms

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), which came into full effect in Hong Kong on April 1, 1981, prohibits false descriptions, false, misleading or incomplete information in respect of goods in the course of trade. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, to forge any trademark or falsely apply any trademark to any goods, or to engage in relation to a consumer in a commercial practice that is a misleading omission, aggressive, bait advertising, a bait and switch, or constitutes wrongly accepting payment for a product.

A person who commits any such offense is subject to, on conviction on indictment, a fine of up to HK$500,000 and imprisonment for five years and, on summary conviction, a fine of HK$100,000 and imprisonment for two years.

Regulations on Insurance Intermediaries

In Hong Kong, the Insurance Authority is responsible for supervising compliance with the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong) (the “IO”) and the relevant regulations, rules, codes and guidelines issued by the Insurance Authority by insurance agents and brokers (collectively, the “Insurance Intermediaries”). The Insurance Authority is also responsible for promoting and encouraging proper standards of conduct of the Insurance Intermediaries and has regulatory powers in relation to licensing, inspection, investigation and disciplinary sanctions.

The regulatory regime for the Insurance Intermediaries is activity-based. Under section 64G of the IO, a person must not carry on a regulated activity, and must not hold out that the person is carrying on a regulated activity, in the course of its business or employment or for reward unless the person holds an appropriate type of Insurance Intermediary license or is exempt under the IO.

Regulated Activity

Under section 3A(a) of the IO and Schedule 1A to the IO, a person carries on a regulated activity if the person does any of the following:

●	negotiating or arranging a contract of insurance;

●	inviting or inducing, or attempting to invite or induce, a person to enter into a contract of insurance;

●	inviting or inducing, or attempting to invite or induce, a person to make a decision in relation to: (a) the making of an application or proposal for a contract of insurance; (b) the issuance, continuance or renewal of a contract of insurance; (c) the cancellation, termination, surrender or assignment of a contract of insurance; (d) the exercise of a right under a contract of insurance; (e) the change in any term or condition of a contract of insurance; or (f) the making or settlement of an insurance claim; or

●	giving advice in relation to: (a) the making of an application or proposal for a contract of insurance; (b) the issuance, continuance or renewal of a contract of insurance; (c) the cancellation, termination, surrender or assignment of a contract of insurance; (d) the exercise of a right under a contract of insurance; (e) the change in any term or condition of a contract of insurance; or (f) the making or settlement of an insurance claim.

Types of Licensed Insurance Brokers

The licensing regime under the IO prescribes two types of licensed insurance brokers: licensed insurance broker companies and licensed technical representatives (brokers).

●	A licensed insurance broker company is a company that is granted an insurance broker company license under section 64ZA of the IO to carry on regulated activities in one or more lines of business and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder.

●	A licensed technical representative (broker) is an individual who is granted a technical representative (broker) license under section 64ZC of the IO to carry on regulated activities in one or more lines of business as an agent of any licensed insurance broker company.

A license granted under section 64ZA or 64ZC of the IO is valid for three years or, if the Insurance Authority considers it appropriate in a particular case, another period determined by the Insurance Authority, beginning on the date on which it is granted. MoneyHero Insurance Brokers Limited holds an Insurance Authority License to act as an insurance broker company which is valid from June 3, 2021 to June 2, 2024. Prior to the expiry of the three-year period, a holder of an insurance broker company license may apply to the Insurance Authority for a renewal of the license.

Responsible Officer

Under section 64ZF of the IO, a licensed insurance broker company should appoint a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company and should provide sufficient resources and support to that person for discharging his or her responsibilities. Prior approval of the Insurance Authority is required for appointment of the responsible officer.

“Fit and Proper” Requirements

Under the IO, a person who is, is applying to be or is applying for a renewal of a license to be a licensed insurance broker is required to satisfy the Insurance Authority that he/she/it is a fit and proper person. In addition, the responsible officer(s), controller(s), and director(s) (where applicable) of a licensed insurance broker company are also required to be fit and proper persons. These “fit and proper” requirements aim at ensuring that the licensed insurance brokers are competent, are reliable and financially sound, and have integrity.

The Insurance Authority also has issued the Guideline on “Fit and Proper” Criteria for Licensed Insurance Intermediaries under the IO to further explain the criteria that the Insurance Authority would adopt in determining whether a person is a fit and proper person. In addition, continuing professional development is part of the fit and proper requirement, and the Insurance Authority issued the Guideline on Continuing Professional Development for Licensed Insurance Intermediaries to provide guidance on complying with the continuing professional development requirements.

Financial and Other Requirements for Licensed Insurance Broker Companies

A licensed insurance broker company is required to comply with the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules (Chapter 41L of the Laws of Hong Kong) (the “Broker Rules”), which set out, inter alia, some of the key requirements in relation to:

●	Share Capital and Net Assets: A licensed insurance broker company must at all times maintain a paid-up share capital of not less than HK$500,000 and net assets of not less than HK$500,000;

●	Professional Indemnity Insurance: A licensed insurance broker company must maintain a professional indemnity insurance policy that provides coverage for claims made against the company for liabilities arising from breaches of duty in the course of carrying on its regulated activities;

●	Client Accounts: A licensed insurance broker company that receives or holds client monies must maintain at least one client account with an authorized institution in the name of the licensed insurance broker company in the title of which the word “client” appears; and

●	Recordkeeping: A licensed insurance broker company must keep, in relation to its business that constitutes the carrying on of regulated activities, where applicable, sufficient accounting and other records (including records relating to the assets or affairs of the company’s clients).

Licensed insurance broker companies are required to file their audited financial statements and auditor’s compliance reports to the Insurance Authority annually, which statements and reports are reviewed by the Insurance Authority. Any issue noted or qualified opinion expressed by the auditor will be followed up on, and where applicable, further action will be taken as the Insurance Authority considers necessary.

The Broker Rules also provide certain exemptions for the broker insurance companies during certain specified transitional periods in complying with the requirements in relation to professional indemnity insurance, client monies reconciliation and audited financial statements.

Conduct Requirements

Licensed insurance brokers are required to comply with the statutory conduct requirements set out in sections 90 and 92 of the IO. The Insurance Authority has also issued the Code of Conduct for Licensed Insurance Brokers (the “Code of Conduct”) to set out the general principles, together with the standards and practices relating to each general principle, that form the minimum standards of professionalism to be met by licensed insurance brokers when carrying on regulated activities.

A licensed insurance broker company is required to have proper controls and procedures in place to ensure that the broker company and its licensed technical representatives (i.e., brokers) meet the general principles, standards and practices set out in the Code of Conduct.

The Code of Conduct does not have the force of law and should not be interpreted in a way that would override the provision of any law. Failure by a licensed insurance broker to comply with the Code of Conduct shall not by itself render the broker liable to any judicial or other proceedings. However, in proceedings under the IO before a court, the Code of Conduct is admissible as evidence and if a provision in the Code of Conduct appears to the court to be relevant to a question arising in the proceedings, the court may, in determining the question, take into account any compliance or non-compliance with the Code of Conduct.

Regulations on Data Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) imposes a statutory duty on data users in Hong Kong to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not engage in any act or practice that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data. In addition, the Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, such as, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, the right to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain activities, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. For example, the use of personal data in direct marketing without giving notice to the data subject or the data subject’s consent is a criminal offence punishable by a fine of HK$500,000 and imprisonment; a data user that provides a third party with personal data for the purposes of direct marketing in return for consideration and without the data subject’s consent will be liable to fines of up to HK$1,000,000 and imprisonment; and failure to take all practicable steps to erase personal data held by the data user where the data is no longer required for the purpose for which the data was used is an offence liable to a fine of HK$10,000. Furthermore, an individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

On October 8, 2021, the Personal Data (Privacy) (Amendment) Ordinance 2021 came into effect. The PDPAO amended the PDPO, particularly to: (i) criminalize the unconsented disclosure of personal data information of an individual who is a Hong Kong resident or is present in Hong Kong (such disclosure, “subject disclosure”), or “doxxing,” (ii) introduce a cessation notice regime to tackle doxxing; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner with respect to the enforcement against doxxing and other offences relating to disclosure of personal data without consent. Under the PDPO, if the Privacy Commissioner has reasonable ground to believe that (i) there is a written message or electronic message by means of which a subject disclosure is made (whether or not the message exists in Hong Kong) and (ii) an individual who is present in Hong Kong or a body of persons that is incorporated, established or registered in Hong Kong or has a place of business in Hong Kong (such individual or body, a “Hong Kong person”) is able to take a cessation, the Privacy Commissioner may serve a written notice on the person directing the person to take the cessation action. In addition, if the Privacy Commissioner has reasonable ground to believe that (i) there is an electronic message by means of which a subject disclosure is made (whether or not the message exists in Hong Kong) and (ii) a person (not being a Hong Kong person) that has provided or is providing any service (whether or not in Hong Kong) to any Hong Kong person is able to take a cessation action (whether or not in Hong Kong) in relation to the message, the Privacy Commissioner may serve a written notice on the provider directing the provider to take the cessation action. Failure to comply with cessation notices may result in a fine of HK$50,000 and two years of imprisonment for a first conviction, and in the case of a continuing offence, to a further fine of HK$1,000 for every day during which the offence continues. In addition, on August 30, 2022, the Privacy Commissioner’s office issued the Guidance Note on Data Security Measures for Information and Communications Technology to provide data users with recommended data security measures for information and communications technology to facilitate their compliance with the requirements of the PDPO. The ICT Guidance does not have the force of law and provides recommendations on data security measures in the following seven areas, supplemented by case studies:

●	Data Governance and Organizational Measures;

●	Risk Assessments on data security for new systems and applications;

●	Technical and Operational Security Measures;

●	Data Processor Management;

●	Remedial actions in the event of Data Security Incidents;

●	Monitoring, Evaluating and Improving compliance with data security policies; and

●	Other recommended Data Security Measures for Cloud Services, “Bring Your Own Devices” and Portable Storage Devices.

Regulations on Foreign Investment, Exchange Control and Dividend Distribution

There are no restrictions on foreign investments or foreign ownership applicable to the businesses currently conducted by our Hong Kong subsidiaries. There are also no foreign exchange controls currently in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies. Our Hong Kong subsidiaries are not restricted in their ability to pay dividends.

Regulations on Anti-money Laundering and Counter-Terrorist Financing (“AML/CFT”)

Anti-money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Our Hong Kong subsidiaries are not subject to these requirements.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (the “OSCO”)

Among other things, the OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes and to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses.

United Nations (Anti-terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (the “UNATMO”)

Among other things, the UNATMO stipulates that it is a criminal offense to (i) provide or collect property (by any means, directly or indirectly) with the intention to, or knowledge that the property will be used to, commit, in whole or in part, one or more terrorist acts; or (ii) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

GL3: Guideline on Anti-money Laundering and Counter-Terrorist Financing (the “AML/CFT Guidance”)

The AML/CFT Guidance issued by the Hong Kong Monetary Authority sets out the relevant anti-money laundering and counter-financing of terrorism statutory and regulatory requirements. It also prescribes the AML/ CFT standards that authorized insurers and reinsurers carrying on long-term business, and licensed individual insurance agents, licensed insurance agencies and licensed insurance broker companies carrying on regulated activities in respect of long-term business (hereinafter referred to as “insurance institutions”), should meet in order to comply with the statutory requirements under the AMLO and the IO. Compliance with the AML/CFT Guidance is enforced through the AMLO and the IO. Insurance institutions that fail to comply with the AML/ CFT Guidance may be subject to disciplinary or other actions under the AMLO and/or the IO for noncompliance with the relevant requirement.

Regulations on Labor and Employment

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, among other things, notice of termination of his or her employment contract, payment in lieu of notice, maternity protection in the case of a pregnant employee, sickness allowance, statutory holidays or alternative holidays and paid annual leave.

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), employers must participate in a Mandatory Provident Fund (the “MPF”) Scheme for employees employed under the jurisdiction of the EO. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Employers are also required to maintain a policy of insurance issued by an insurer for an amount not less than the applicable amount stated in the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”). According to the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees.

Regulations in Singapore

We conduct business in Singapore through the following subsidiaries: (i) SingSaver Pte. Ltd., which operates the online financial comparison platform, SingSaver; (ii) Seedly Pte. Ltd., which operates the personal finance community platform, Seedly; (iii) SingSaver Insurance Brokers Pte. Ltd., a registered insurance broker; (iv) eKos Pte. Ltd., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (v) CAGRSG, which provides management and technology support services to group companies. Each of our Singapore subsidiaries has been incorporated in accordance with the Companies Act 1967 of Singapore (“Companies Act”) and registered with the Accounting and Corporate Regulatory Authority of Singapore as required by the Companies Act.

Regulations on Consumer Protection

There are various general consumer protection laws in place in Singapore.

The Consumer Protection (Fair Trading) Act 2003 of Singapore sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 includes persons who promote the use or purchase of goods or services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things, (i) doing or saying anything, or omitting to do or say anything, that would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Singapore Code of Advertising Practice (the “SCAP”) is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services/ products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the Consumers Association of Singapore for actions under the Consumer Protection (Fair Trading) Act 2003 if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not substantiable.

The Spam Control Act 2007 of Singapore, as administered by the Info-communications Media Development Authority (the “IMDA”), imposes certain requirements on the sending or receiving of unsolicited bulk commercial electronic messages, or “spam,” in Singapore and applies to emails and text messages that have a Singapore nexus. Electronic messages must have an “unsubscribe facility” or “opt-out” function, and the recipient should be removed from the distribution list within 10 business days after submitting an opt-out request. Any person who suffers loss or damage as a result of any violation of the foregoing requirements is entitled to institute legal action, and the court may grant injunctions, damages or statutory damages.

Regulations on Internet Content

Under the Broadcasting Act 1994 of Singapore (“Broadcasting Act”), no licensable broadcasting services in or from Singapore can be provided unless a broadcasting license has been granted by the IMDA. “Computer online services” provided by internet content providers (as defined under the Broadcasting (Class License) Notification, “ICPs”) are a licensable broadcasting service under the Broadcasting Act. Providers of Internet- based content generally are considered ICPs under the Broadcasting (Class License) Notification and are subject to an automatically-granted class license.

The IMDA is the regulator of the information, communications and media sectors in Singapore, and ICPs must comply with codes of practice issued by the IMDA from time to time, including the Internet Code of Practice. These requirements include, among other things, that the ICP must use its best efforts to ensure that prohibited material (i.e., any material that is objectionable on the grounds of public interest, public morality, public order, public security or national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore and must deny access to any prohibited material if it is directed to do so by the IMDA.

In addition, the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore (“POFMA”) counters the proliferation of online falsehoods. Under the POFMA, it is an offence to, inter alia, knowingly communicate a false statement of fact which is likely to be prejudicial to the security of Singapore or any part of Singapore. To the extent that our platforms or services transmit or allow our users to access third-party online content, we would be an internet intermediary under the POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office of the IMDA to issue certain directions to internet intermediaries whose internet intermediary service has been used to communicate material that contains or consists of a false statement of fact in Singapore if the minister is of the opinion that it would be in the public interest to do so. Such directions would include (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact by means of its service after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Internet intermediaries may be fined or have their access to their online location by Singapore end-users disabled if they fail to comply with directions issued under POFMA without reasonable excuse.

There are also various other content regulation laws in Singapore, including:

(a)	Undesirable Publications Act 1967 (“UPA”): The UPA prevents the importation, distribution and reproduction of obscene and objectionable publications. The definition of “publication” is wide, and includes “any picture or drawing, whether made by computer-graphics or otherwise howsoever.” The UPA makes it an offence for a person to reproduce any obscene or objectionable publication knowing or having reason to believe that it is obscene or objectionable.

(b)	Foreign Interference (Countermeasures) Act 2021 (“FICA”): The FICA is intended to counteract foreign interference in the public interest. Under the FICA (which is partially in effect), it would be an offence to, inter alia, undertake (or prepare or plan to undertake) “electronic communications activity” in or outside Singapore that results in or involves the publication in Singapore of any information/material on behalf of (i) a foreign principal or (ii) another person acting on the foreign principal’s behalf, where any part of the undertaking or electronic communications activity is covert or involves deception, and with knowledge or reason to believe that the electronic communications activity or the published information/material is likely to be prejudicial to the security of Singapore or any part of Singapore.

(c)	The Online Safety (Miscellaneous Amendments) Act 2022 (the “OSA”): The OSA seeks to amend the Broadcasting Act to introduce a new Part 10A, which will regulate online communication services (“OCSs”) provided to Singapore end-users and listed in a new schedule under the Broadcasting Act. These regulations will apply to OCSs provided from outside Singapore as well as services provided in or from Singapore. Only one type of OCS is specified in the new schedule, namely social media services (“SMS”). An SMS is defined as an electronic service whose sole or primary purpose is to enable online interaction or linking between two or more end-users, including enabling end-users to share content for social purposes, and which allows end-users to communicate content on the service. Under the new Part 10A, (i) providers of OCSs with significant reach or impact (as designated by the IMDA) are to comply with the IMDA’s codes of practice; and (ii) if the IMDA is satisfied that any egregious content provided on an OCS can be accessed by Singapore end-users, IMDA can, among others, issue directions to the OCS provider to disable access to the egregious content by Singapore end-users, and stop the egregious content from being transmitted to Singapore end-users via other channels or accounts (though such directions cannot be issued in respect of private communications due to privacy concerns). Non-compliance with a direction by IMDA constitutes a criminal offence, punishable with a fine.

Regulations on Insurance Brokerage

The principal laws and regulations governing insurance brokers in Singapore include the Insurance Act 1966 of Singapore (the “IA”), the Financial Advisers Act 2001 of Singapore (the “FAA”), their subsidiary legislations, and notices and guidelines published by the MAS. Both the IA and the FAA are administered by the MAS, which is the integrated financial regulatory and supervisory authority that governs the insurance, capital markets, financial advisory and banking sectors in Singapore.

Registration Regime for Insurance Brokers

Under the IA, a person may not carry on business as any type of insurance broker in Singapore unless the person is registered by the MAS as that type of insurance broker or the person is an exempt insurance broker (as referred to in section 75 of the IA). An insurance broker includes, but is not limited to, a person who, as an agent for the insureds or intending insureds, collects or receives premiums on policies in Singapore or arranges contracts of insurance in Singapore in respect of policies relating to general insurance business and long-term accident and health policies. Further, a person may not hold himself out to be a registered insurance broker unless he is a registered insurance broker.

In addition, any individual appointed as broking staff of a registered insurance broker must comply with the minimum standards and examination requirements for broking staff set out in the MAS’s Notice 502 on Minimum Standards and Continuing Professional Development for Insurance Brokers and Their Broking Staff, or Notice 502.

SingSaver Insurance Brokers Pte. Ltd. is a registered insurance broker with respect to direct insurance. The registration will continue to be valid until it is cancelled by order of the MAS, either upon the insurance broker’s request or on the grounds prescribed under section 80(2) of the IA. These grounds include, among other things:

●	the insurance broker ceasing to carry on the business for which it is registered;

●	the insurance broker carrying on its business in a manner likely to be detrimental to the interests of policy owners for whom it is acting as an agent; and

●	the insurance broker contravening any provision of the IA or any condition imposed or any direction given by the MAS under the IA.

Application for Registration

An applicant for registration as a registered insurance broker must be a Singapore-incorporated company with the prescribed minimum paid-up share capital and have a professional indemnity insurance policy, the coverage of which is consistent with the prescribed limit and deductible requirements.

In addition, the MAS’s Fit and Proper Guidelines set out the fit and proper criteria applicable to all relevant persons in relation to the carrying out of any activity regulated by the MAS, and the MAS may reject an application for registration if the MAS is not satisfied that the applicant is, and the applicable relevant persons are, fit and proper. Generally, a fit and proper person is one that is competent and honest, has integrity and is of sound financial standing.

Ongoing Obligations for Registered Insurance Brokers

A registered insurance broker must comply with all applicable provisions of the IA and the Insurance (Intermediaries) Regulations (the “IIR”), which is a subsidiary legislation of the IA, as well as the other regulations, notices and guidelines issued by the MAS. Some of the key ongoing obligations for registered direct insurance brokers are as follows:

●	maintaining a minimum paid-up share capital of S$300,000 (see regulation 3(3) of the IIR);

●	maintaining a standalone non-hybrid professional indemnity insurance policy of at leastS$1 million (see regulation 4(1) of the IIR);

●	maintaining net asset value of not less than 50% of the minimum paid-up share capital (see section 81 of the IA and regulation 5 of the IIR);

●	maintaining an insurance broking premium account with a licensed bank for monies received from or on behalf of an insured or intending insured for or on account of an insurer in connection with a contract of insurance or proposed contract of insurance, or from or on behalf of an insurer for or on account of an insured or intending insured (see 82 of the IA and regulation 7(1) of the IIR);

●	submitting the prescribed returns to the MAS within five months of the end of each financial year (see section 94 of the IA and regulation 10 of the IIR); and

●	appointing an auditor and audit financial statements (see sections 94(5) and (6) of the IA).

Restrictions on Take-over of an Insurance Broker

Under section 87(2) of the IA, no person may enter into an agreement to acquire shares of a registered insurance broker by virtue of which he would, if the agreement is carried out, obtain effective control of that insurance broker without first notifying the MAS of his intention to enter into the agreement and obtaining the approval of the MAS to his entering into the agreement. Such a person must apply for MAS’s approval prior to entering into such an agreement.

A person shall be regarded as obtaining effective control of a registered insurance broker by virtue of an agreement if the person, alone or acting together with any associate or associates, would, if the agreement were carried out, (i) acquire or hold, directly or indirectly, 20% or more of the issued share capital of the insurance broker; or (ii) control, directly or indirectly, 20% or more of the voting power of the insurance broker.

This restriction applies to all individuals, whether or not a resident in or a citizen of Singapore, and bodies corporate or unincorporate, whether incorporated in or carrying on business in Singapore.

Disciplinary Power of the MAS

Under section 80 of the IA, the MAS may cancel the registration of any registered insurance broker on the grounds as specified therein, including for failure to comply with any applicable obligations or the contravention of the provisions of the IA.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “Singapore PDPA”) governs the collection, use and disclosure of the personal data of individuals (i.e., data, whether true or not, about an individual, whether living or deceased, who can be identified (a) from that data or (b) from that data and other information to which the organization has or is likely to have access) by organizations and is administered and enforced by the Personal Data Protection Commission (the “PDPC”). It sets out data protection obligations that all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data.

Organizations are required to, among other things, (i) obtain consent from their customers and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the Singapore PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data. In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the internet, unless clear and unambiguous consent to the sending of such marketing messages to the individual’s Singapore telephone number was obtained from the individual.

Non-compliance with the Singapore PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the Singapore PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.

Regulations on Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

Regulations on Dividend Distribution

The governing legislation for the distribution of dividends in Singapore is the Companies Act. Under section 403 of the Companies Act, no dividends can be paid to shareholders of a Singapore-incorporated company except out of profits, and there are certain restrictions on the use of profits for the purposes of dividend declaration. Any profits of a company applied towards the purchase or acquisition of its own shares pursuant to the share buyback provisions under the Companies Act, and any gains derived from the sale or disposal of treasury shares, cannot be payable as dividends to the shareholders of the company. The foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares which the company has applied towards the profits of the company where such part of the proceeds received from a sale or disposal of its treasury shares initially originated from (and was funded by) profits of the company in the first place.

In addition to complying with the Companies Act, the payment of dividends is also governed by case law and must be made in accordance with the company’s constitution and the Singapore Financial Reporting Standards. The Companies Act does not prescribe what constitutes distributable profits and guidance on this issue may be derived from case law.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

Regulated financial institutions (including insurance brokers) must comply with all applicable AML/CFT obligations, including the relevant AML/CFT Notices and Guidelines issued by MAS and AML/CFT laws and regulations such as the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) and the Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”). In particular, the AML/CFT guidelines applicable for registered insurance brokers include the Guidance to Capital Markets Intermediaries on Enhancing AML/CFT Frameworks and Control, the Guidance for Effective AML/CFT Transaction Monitoring Controls and MAS Circular No. CMI 06/2015. Registered insurance brokers that are also exempt financial advisers under the FAA have to comply with MAS Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism, and the corresponding Guidelines to Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism.

The CDSA criminalizes the concealment or transfer of the benefits of criminal conduct and the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Failure to lodge suspicious transaction reports with the Suspicious Transaction Reporting Office may result in criminal liability under the CDSA. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. There are also additional reporting and disclosure obligations under the TSOFA and asset-freezing requirements that financial institutions must comply with. In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

Among other things, the AML/CFT guidelines require financial institutions operating in Singapore to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and monitor and report any suspicious transactions. In addition, the AML/CFT guidelines also require financial institutions to set out the roles and responsibilities of their senior management, compliance team and employees, and to conduct and monitor AML/CFT training for all employees. Generally, financial institutions may apply a risk-based approach in implementing AML/CFT policies, procedures and controls to effectively manage and mitigate risks that are commensurate with the size and complexity of the business operations.

Regulated financial institutions are also subject to sanctions requirements under regulations issued pursuant to the Financial Services and Markets Act 2022 of Singapore and the Terrorism (Suppression of Financing) Act 2002 of Singapore. The extent of the prohibitions varies depending on the sanctions program.

Regulations on Labor and Employment

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Employers in Singapore owe a statutory obligation to contribute to a Central Provident Fund in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. Under the Workplace Safety and Health Act 2006, every employer has a duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees and any contractors when at work.

Regulations in the Philippines

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online personal finance platform, Moneymax, (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker, and (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates, as well as CompareAsia Group ROHQ Philippines, which is a branch and the regional operating headquarters in the Philippines of CAGRL.

Regulations on Business Registration

Our subsidiaries in the Philippines each holds a certificate of incorporation under the official seal of the Philippines Securities and Exchange Commission (“PSEC”). In order to maintain the certificate of incorporation, a corporation must meet certain periodic reportorial requirements with respect to its basic information, such as its principal office address, composition of directors or officers, and disclosure of the corporation’s beneficial owners, and financial statements. The PSEC may place under delinquent status any corporation that fails to submit the required reporting documents for a total of three times, consecutively or intermittently, within a period of five years.

In addition, a Philippines corporation must register with the local government unit (“LGU”) where the corporation intends to conduct business. Under the Local Government Code of 1991, LGUs are given local autonomy in regulating the businesses that operate within their respective jurisdictions and levying applicable taxes, fees and charges thereto.

Our subsidiaries in the Philippines are all located in Makati City and must comply with the relevant regulations of the LGU of Makati City. Under the Revised Makati Revenue Code, every person that conducts a business, trade or activity within Makati City must secure a Makati Business Permit (“Business Permit”) prior to its operation and renew the same on an annual basis, and a barangay clearance from where it is located must be secured before it may apply for its Business Permit. Once the barangay clearance has been secured, the corporation may apply for its Business Permit from the Office of the Mayor and pay the corresponding permit or license fee to the Municipal Treasurer. All Business Permits have a term of one year, which take effect on the date of issue and expire on the date specified therein but not beyond December 31 of the year it was issued.

Regulations on Regional Operating Headquarters (the “ROHQs”)

An ROHQ is a branch established in the Philippines by multinational companies that are engaged in any of the following “qualifying services”: general administration and planning; business planning and coordination; sourcing and procurement of raw materials and components; corporate finance advisory services; marketing control and sales promotion; training and personnel management; logistic services; research and development services and product development; technical support and maintenance; data processing and communication; and business development. An ROHQ is allowed to derive income in the Philippines by performing qualifying services to its affiliates, subsidiaries or branches in the Philippines, the Asia-Pacific region and other foreign markets. An ROHQ is prohibited from offering qualifying services to entities other than its principal’s subsidiaries, branches and affiliates as declared in its registration with the PSEC.

An ROHQ may operate in the Philippines only after securing its license from the PSEC upon a favorable recommendation of the Board of Investments. Among the requirements for the establishment of an ROHQ are the following: (1) a certificate of inward remittance of at least US$200,000 or its equivalent; and (2) a certification that the foreign firm is an entity engaged in international trade with affiliates, subsidiaries or branch offices in the Asia-Pacific Region or other foreign markets. CompareAsia Group ROHQ Philippines, an ROHQ, holds the required license.

Regulations on E-commerce and Consumer Protection

The Electronic Commerce Act provides for the recognition of messages and documents in the electronic form as valid evidence of a transaction. It applies to all kinds of electronic data messages and electronic documents used in commercial and noncommercial activities and exchanges. The Consumer Act of the Philippines protects the interests of purchasers, lessees, lessors, or recipients of consumer products within the Philippines.

Regulations on Insurance Brokerage

The applicable laws governing insurance contracts and matters related to the insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code defines an insurance broker as any person who, for any compensation, commission or other thing of value, acts or aids in any manner in soliciting, negotiating or procuring the making of any insurance contract or in placing risk or taking out insurance, on behalf of an insured other than himself. In relation thereto, no person shall act as an insurance broker in the solicitation or procurement of applications for insurance, or receive for services in obtaining insurance, any commission or other compensation from any insurance company doing business in the Philippines, or any agent thereof, without first procuring a license to so act from the Philippines Insurance Commission, which must be renewed every three years thereafter. MoneyHero Insurance Brokerage Inc. holds an Insurance Broker’s License, valid from December 27, 2021 to December 31, 2024.

Further, IC Circular Letter No. 2018-52 provides for other requirements that must be complied with during the application for new license or renewal thereof. For example, an existing insurance broker seeking license renewal must have a minimum net worth of PHP10,000,000.00 and a surety bond of at least PHP10,000,000 in favor of the Republic of the Philippines by a company authorized to become a surety upon official recognizances, stipulations and undertakings.

Any willful violation of the provisions of the Insurance Code, such as fraud, misrepresentation or material misstatement in the license application and misappropriation of money required to be held in fiduciary capacity, may cause the suspension or revocation of the broker’s license.

Regulations on Data Protection

The Republic Act No. 10173 (the “Philippines DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission govern the processing of all types of personal information involving the Philippines. The Philippines DPA applies to any natural or juridical person involved in personal information processing, such as personal information controllers and processors who, although not found or established in the Philippines, use equipment that is located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The Philippines DPA expressly requires that, before a personal information controller or processor can collate, process and use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing the data, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity also must register with the National Privacy Commission and appoint a data protection officer.

The Philippines DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also comply with the relevant regulations to (i) conduct a privacy impact assessment as part of the organizational security measures and (ii) register its personal data processing system if it (a) employs more than 250 persons, or (b) employs less than 250 persons but the processing undertaken (1) is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or (2) involves the processing of sensitive personal information of at least 1,000 individuals. Personal information controllers and processors also are required to establish a data breach response team and maintain proper documentation under NPC Circular No. 2016-03.

Regulations on Cybersecurity

The Cybercrime Prevention Act aims to protect the integrity of computer systems, networks, and databases, as well as the confidentiality and integrity of the data stored therein, from misuse and illegal access. It punishes any person or entity who, among other things, illegally accesses or intercepts, or intentionally or recklessly interferes with, computer systems or data. Abetting or aiding in the commission of a cybercrime is also punishable under the Cybercrime Prevention Act. Insurance Commission Circular Letter No. 2014-47 (Guidelines on Electronic Commerce of Insurance Products) requires insurance providers to comply with the Philippines DPA and to maintain adequate security mechanisms to ensure security of payment mechanisms and personal information and provides guidelines on the collection and processing of data. The Insurance Commission may order insurance providers to cease conducting online distribution of insurance products if fraud or injury to the public is found.

Regulations on Foreign Ownership Restrictions

Under the Foreign Investment Act of 1991 (the “FIA”), in domestic market enterprises, foreigners can own as much as 100% equity except in areas specified in the Foreign Investment Negative List (the “Philippines Negative List”), in which case foreign ownership shall not exceed 25%, 30% or 40% depending on the specific circumstances. The Philippines Negative List enumerates industries and activities that have foreign ownership limitations under the FIA and other existing laws. The Philippines Negative List is updated regularly, and the most recent version took effect in 2022. The businesses operated by our Philippines subsidiaries, including our insurance brokerage business, are not on the Philippines Negative List and therefore not subject to foreign ownership restrictions.

Regulations on Exchange Control

Foreign exchange (“FX”) transactions are governed by the BSP Manual of Regulations on Foreign Exchange Transactions. Generally, inward investments need not be registered with the Bangko Sentral ng Pilipinas (the “BSP”), unless the repatriation of capital and/or the remittance of related earnings in Philippines pesos thereon will be funded with FX resources of authorized agent banks (“AABs”) or AAB FX corps (i.e., subsidiary/affiliate FX corporations of AABs). Similarly, outward investments, such as when residents invest in an instrument requiring settlement in FX, may do so, without prior BSP approval, if such investments are funded with (i) the investors’ own FX deposited in their foreign currency deposit account(s) (whether offshore or onshore) and/or (ii) FX obtained from sources other than AABs/AAB FX corps.

Regulations on Dividend Distributions

The Revised Corporation Code (“RCC”) governs the distribution of dividends in the Philippines. Under Section 42 of the RCC, the board of directors may declare dividends out of the unrestricted retained earnings which can be payable in cash, property, or in stock, provided that, stock dividends are issued with the approval of stockholders representing at least two-thirds (2/3) of the outstanding capital stock.

Any cash dividends due on delinquent stock shall first be applied to the unpaid balance on the subscription plus costs and expenses, while stock dividends shall be withheld from the delinquent stockholders until their unpaid subscription is fully paid.

In addition to the foregoing, the declaration of dividends must comply with Philippine Securities and Exchange Commission Memorandum Circular No. 11-08, providing for the guidelines on determining retained earnings available for dividend declaration.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

Republic Act No. 9160 (Anti-money Laundering Act of 2001), as amended (the “AMLA”), requires covered institutions, which include banks, nonbanks, quasi-banks, trust entities and all other institutions and their subsidiaries and affiliates supervised or regulated by the BSP, to (i) establish and record the true identity of their clients based on official documents; (ii) maintain a system of verifying the true identity of their clients and, in the case of corporate clients, a system of verifying their legal existence and organizational structure, as well as the authority and identity of all persons purporting to act on their behalf; (iii) register with the Anti-money Laundering Council’s (“AMLC”) electronic reporting system and report to AMLC covered transactions and suspicious transactions within five working days from the occurrence thereof, unless the supervising authority concerned prescribes a longer period not exceeding 10 working days; (iv) take steps to identify, assess and understand their AML/CTF risks and appropriately decide and document their risk-based approach; and (v) implement a comprehensive risk-based Money Laundering and Terrorism Financing Prevention Program geared towards the promotion of high ethical and professional standards and the prevention of money laundering and terrorism financing. Violations of the AMLA will result in administrative and criminal penalties.

In addition, the BSP, the PSEC and the Insurance Commission have each issued their own sets of regulations implementing the AMLA to cover institutions under their respective supervision.

Regulations on Labor and Employment

The Labor Code of the Philippines (the “Labor Code”) governs employment practices and labor relations in the Philippines. The Labor Code sets the conditions of employment and safety standards, and prescribes the minimum requirements relating to wages, hours of work, cost of living allowances and other monetary and welfare benefits, including standards relating to occupational safety and health (the “OSH Standards”). The Labor Code also governs the labor relations between employers and employees, including the just and authorized causes for termination of employment and the due process requirements related thereto.

The Department of Labor and Employment is the governmental authority that exercises jurisdiction over the enforcement of conditions of employment, safety standards and employment practices in the Philippines. An establishment that willfully fails to register under the OSH Standards shall be subject to an administrative fine of PHP20,000.

Regulations in Taiwan

We conduct business in Taiwan through our subsidiary Money101 Company Limited, which operates the online financial comparison platform Money101.com.tw. Our Taiwan subsidiary has been registered and incorporated in accordance with the Company Act of Taiwan. There are no other material registration or business license requirements for our Taiwan subsidiary to operate our business in Taiwan.

Regulations on Advertising

According to the Fair Trade Act, when an advertiser knows or should have known that its testimonial or endorsement for the advertised products or services is or may be misleading but still makes such advertisement available, it shall be jointly liable with the owner of the advertised products or services for any damages arising therefrom. The competent authority may order the violator to suspend or rectify the violation within a prescribed time limit and impose an administrative fine ranging from NT$50,000 to NT$25 million. If the violator fails to rectify the violation within the prescribed time limit and the competent authority issues additional orders of rectification, a fine ranging from NT$100,000 to NT$50 million will be imposed each time.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Information Protection Act, as last amended on December 30, 2015. The Personal Information Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information, subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Information Protection Act and how they can exercise such rights. Failure to comply with the Personal Information Protection Act will give rise to fines and criminal liability. In addition, a nongovernment agency shall not collect or process specific personal information unless it is for a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

Regulations on Foreign Investment

Foreign investments in Taiwan are governed by the Statute for Investment by Foreign Nationals, as last amended on November 19, 1997. Foreign investors may invest by holding shares issued by a Taiwanese company, contributing to its registered capital, establishing a branch office, a proprietary business or a partnership in Taiwan, or providing loans to the invested business for a period exceeding one year, provided that the business items of the invested Taiwanese company are not on a negative list promulgated by the Ministry of Economic Affairs of Taiwan (the “Taiwan Negative List”), or the MOEA, from time to time. The prohibition on direct foreign investment in the prohibited industries in the Taiwan Negative List is absolute in the absence of a specific exemption from the application of the Taiwan Negative List. Under the Taiwan Negative List, some other industries are restricted so that foreign investors may directly invest only up to a specified level and with the specific approval of the relevant authority responsible for enforcing the legislation that the Taiwan Negative List is intended to implement. The operation of an online personal finance aggregation and comparison platform is currently not on such Taiwan Negative List.

Regulations on Financial Support Provided by Offshore Entities

According to the Statute for Investment by Foreign Nationals, offshore entities can provide loans for a period of less than one year to any Taiwanese companies in which such offshore entities do not hold any equity interest without any approval from government authorities, subject to certain foreign exchange approval requirements in connection with the remittance of foreign currency in excess of certain amount. There is no maximum limitation on the amount of loans a Taiwanese company may receive from an offshore entity. Moreover, based on current laws and regulations, there is generally no limitation on guarantees made by an offshore entity to a Taiwanese company.

Regulations on Exchange Control

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, as last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan) (the “CBC”). Authorized by the Foreign Exchange Regulation Act, the CBC has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, as last amended on December 26, 2022, to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 or more or its equivalent in foreign currency.

Under existing laws and regulations, all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and the CBC. Foreign exchange approvals must be obtained from the CBC on a payment-by-payment basis. A single remittance by a company with an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a Taiwanese company whose annual aggregate amount exceeds US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

Regulations on Dividend Distributions

Except under limited circumstances, a Taiwanese company will not be permitted to distribute dividends or make other distributions to shareholders in any given year for which it did not record net income or retained earnings (excluding reserves). The Company Act of Taiwan also requires that 10% of each Taiwanese company’s annual net income (less prior years’ losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the company.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

According to the Money Laundering Control Act of Taiwan, as last amended on November 7, 2018, money laundering includes the following behaviors: (i) knowingly disguising or concealing property or property interests obtained from a serious crime, or transferring or changing the form of the gains from criminal actions in order to assist others to escape from criminal indictment; (ii) covering or hiding the nature, source, flow, location, ownership, disposition and other interest of gains from a particular crime; and (iii) receiving, possessing or using the gains from a particular crime.

Regulations on Labor and Employment

According to the Labor Standards Act of Taiwan, as last amended on June 10, 2020, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying off employees. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay a certain statutory percentage of the employees’ health insurance premium.

Regulations in Malaysia

We conduct business in Malaysia through our subsidiary Compargo Malaysia Sdn. Bhd., which operates the online financial comparison platform, CompareHero, and generates lead referrals for insurance products as a registered insurance agency.

Regulations on Business Registration

The Companies Act 2016 (Act 777) (the “2016 Act”) stipulates that a company must be registered with the Companies Commission of Malaysia in order to engage in any business activity. In addition, prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premise from the relevant local authority under the Local Government Act 1976. We have registered our Malaysia subsidiary in accordance with the 2016 Act and have obtained the business premises license from the local authority.

Regulations on E-commerce

There is no specific Malaysian legislative framework setting out the limitations and liabilities of online platform operators. The relevant laws governing e-commerce activities in Malaysia include the Electronic Commerce Act 2006, Digital Signature Act 1997, Consumer Protection (Electronic Trade Transactions) Regulations 2012, Contracts Act 1950, and Personal Data Protection Act 2010 (the “Malaysia PDPA”). In addition, the Trade Descriptions Act 2011 prohibits sellers from applying false trade descriptions and also regulates advertising in relation to the supply of goods or services in Malaysia and prohibits false trade descriptions and false or misleading statements, conduct and practices.

Regulations on Internet Content

Section 211 of the Communications and Multimedia Act 1998 (the “CMA”) provides that no content applications service provider, or other person using a content applications service, shall provide content that is indecent, obscene, false, menacing, or offensive in character with an intent to annoy, abuse, threaten or harass any person. The Malaysian Communications and Multimedia Commission is the regulatory body tasked with overseeing the enforcement of the CMA.

With respect to user-generated content, the Malaysian Communications and Multimedia Content Code (3rd edition, 2022) (the “Content Code”) issued by the Communications and Multimedia Content Forum (which is an independent self-regulatory industry body designated by the CMA to oversee and promote self-regulation of content over the electronic networked medium) sets out guidelines and procedures for good practice and standards for content dissemination. Compliance with the Content Code is voluntary but can be relied upon as a defense against any prosecution, action or proceeding of any nature whether in court or otherwise. Under the Content Code, the material disseminated must not include anything that offends good taste or decency, is offensive to public feeling, is likely to encourage crime or lead to disorder, or is abusive or threatening in nature.

Regulations on Insurance Agents

The primary legislation applicable to the carrying on of insurance business is the Financial Services Act 2013 (the “FSA”), which replaced the Insurance Act 1996 (“Repealed IA”), save for certain provisions of the Repealed IA that shall continue to remain in full force and effect by virtue of section 275 of the FSA. The General Insurance Association of Malaysia (“PIAM”) for general insurance agents has issued the General Insurance Agents Registration Regulations (the “GIARR”), which provide for regulations for supervision of general insurance agents by PIAM’s members.

An insurance agent is defined by the FSA to be a person who does all or any of the following: (i) solicits or obtains a proposal for insurance on behalf of an insurer; (ii) offers or assumes to act on behalf of an insurer in negotiating a policy; or (iii) does any other act on behalf of an insurer in relation to the issuance, renewal or continuance of a policy. To be an insurance agent, that person will be required to be registered under the GIARR and under the Rules on the Registration of Takaful Intermediaries issued by the Malaysian Takaful Association for Islamic General Insurance.

Under the GIARR, among others, an insurance agent registered with PIAM may represent a maximum number of two general insurance companies at any time and shall comply with certain requirements of conduct. Noncompliance with the above could potentially result in penalties, including loss of or restriction on the license, administrative monetary penalties imposed by Bank Negara Malaysia (the Central Bank of Malaysia) (“BNM”), civil damages claims, and criminal penalties for the respective company and/or its officers (including fines and, in the case of officers, imprisonment for a term not exceeding 10 years).

Regulations on Data Protection

The Malaysia PDPA regulates the processing of personal data in commercial transactions and applies to (a) any person who processes, and (b) any person who has control over or authorizes the processing of, any personal data in respect of commercial transactions. The Malaysia PDPA also applies to a person in respect of personal data if (a) the person is established in Malaysia and personal data is processed, whether or not in the context of that establishment, by that person or any other person employed or engaged by that establishment, or (b) the person is not established in Malaysia but uses equipment in Malaysia for processing the personal data, except for the purposes of transit through Malaysia. The Malaysia PDPA is enforced by the Personal Data Protection Commissioner. “Personal data” is statutorily defined to mean any information in respect of commercial transactions, which (a) is being processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose, (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment, or (c) is recorded as part of, or with the intention that it should form a part of, a relevant filing system that relates directly or indirectly to a data subject (i.e., an individual who is the subject of the personal data) who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. “Personal data” does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010.

Under the Malaysia PDPA, a “data user” is a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. The Malaysia PDPA provides that data users must adhere to the following principles with respect to the processing of personal data:

(a)	the general principle;

(b)	the notice and choice principle;

(c)	the disclosure principle;

(d)	the security principle;

(e)	the retention principle;

(f)	the data integrity principle; and

(g)	the access principle.

In particular, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, which may be obtained in any form that can be recorded and maintained properly by the data user; and (ii) written notice to such individuals of (a) personal data of the data subject by or on behalf of the data user, (b) the purposes for which the personal data is being or is to be collected and further processed, (c) any information available to the data user as to the source of that personal data, (d) the data subject’s right to request access to and request correction of the personal data, (e) contact details of the data user for any inquiries or complaints in respect of the personal data, (f) the class of third parties to whom the data user discloses or may disclose the personal data, (g) options that the data user offers the data subject for limiting the processing of personal data, including personal data relating to other persons who may be identified from that personal data, and (h) whether it is obligatory or voluntary for the data subject to supply the personal data and, where it is obligatory for the data subject to supply the personal data, the consequences that the data subject may face if he fails to supply the personal data. Any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction and to maintain the integrity of the personal data processed, which should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed. Such personal data shall be destroyed or permanently deleted if it is no longer required. Furthermore, section 40(1) of the Malaysia PDPA prohibits a data user from processing any sensitive personal data of a data subject except where the data subject has given his explicit consent to the processing of the personal data. Data users who violate this provision are liable to a fine up to RM200,000 and/or to imprisonment for a term not exceeding two years.

Regulations on Foreign Investment

Foreign companies/investors generally can hold 100% equity of a Malaysian company except for companies in strategic sectors of national interest such as water, telecommunications, ports, and energy. For every industry, there are specific sector regulations issued by the relevant governmental departments, including regulations that could impose restrictions on the foreign ownership of equity of a company. Compargo Malaysia Sdn. Bhd. is not subject to restrictions on foreign investment.

Regulations on Exchange Control

The exchange control regime in Malaysia is regulated by the FSA, which regulates the domestic and international transactions involving residents and nonresidents of Malaysia and prescribes a list of transactions that are prohibited without approval from BNM. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of BNM are further set forth in the Foreign Exchange Notices issued by BNM (the “FE Notices”).

Under the FSA, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FE Notices, whereas payment made between resident and nonresident of Malaysia may be made either (i) in Malaysian ringgit, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FE Notices. Nonresidents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose (including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FE Notices.

Regulations on Dividend Distribution

The governing legislation for the distribution of dividends in Malaysia is the Companies Act 2016. Under section 131 of the Companies Act 2016, a Malaysian company may only distribute dividends out of profits available if the company is solvent. Under the Companies Act 2016, the company is regarded as solvent if it is able to pay its debts as and when they become due within 12 months immediately after the distribution is made.

Further, the distribution of dividend must be in compliance with the relevant provisions of the Companies Act 2016 (e.g., where any distribution of dividend must be authorized by the directors of the company before such distribution is made) and the company’s constitution. Unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiary is at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

The Anti-money Laundering, Anti-terrorism Financing and Proceeds of Unlawful Activities Act 2001 (the “AMLA 2001”) prohibits money laundering and terrorism financing activities. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of proceeds of unlawful activity commits a money laundering offense under the AMLA 2001.

In addition, a reporting institution under the First Schedule of the AMLA 2001 is obliged to observe the anti-money laundering and counter financing terrorism requirements and standards, which include reporting and recordkeeping duties, such as submitting suspicious transaction reports, implementing a risk-based application, and conducting customer due diligence. Compargo Malaysia Sdn. Bhd. is not deemed to be a reporting institution under the AMLA 2001.

Regulations on Labor and Employment

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 (the “EA”). The requirements under the EA apply to all employees that enter into a contract of service regardless of wages (except that, for certain prescribed categories of employees such as employees earning more than RM4,000 per month, provisions in the EA relating to, among other things, overtime payments and termination benefits do not apply). Both employees and employers in Malaysia are required to contribute toward the Employees Provident Fund, the Employment Insurance System and the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Fund Act 1969.

Regulations in the Cayman Islands

Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (collectively, the “Cayman DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that, through your investment in us, you will provide us with certain personal information that constitutes personal data within the meaning of the Cayman DPA (“personal data”). In the following discussion, the “company” refers to MoneyHero Limited and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Cayman DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of personal data, we will be characterized as a “data controller” for the purposes of the Cayman DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Cayman DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in the company, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

●	where this is necessary for the performance of its rights and obligations under any purchase agreements;

●	where this is necessary for compliance with a legal and regulatory obligation to which the company is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

●	where this is necessary for the purposes of its legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances, we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on its behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Cayman DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data and accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

C. Organizational Structure

The following chart illustrates our organizational structure and material subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment

Our corporate headquarters are located in Singapore and Hong Kong. We have approximately 4,000 sq. ft. of leased space in Hong Kong with a lease term expiring in February 2025 and approximately 5,000 sq. ft. of leased space in Singapore with a lease term expiring in October 2024. We have also leased office space in each of our local markets across Greater Southeast Asia. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Founded in 2014 and dual-headquartered in Singapore and Hong Kong, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison company in Greater Southeast Asia, operating in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia with respective local market brands. With a portfolio of seven well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, insurance and other financial products, connecting the providers of these products with well- matched and ready-to-transact consumers and generating revenue directly these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this prospectus, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2023, we had approximately 5.3 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and users who are registered in our rewards database in Singapore and Hong Kong.

As of December 31, 2023, we had over 280 commercial partner relationships, which are measured based on relationships with different business lines within a given financial institution. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. In 2023, we had approximately 8.7 million Monthly Unique Users, 129.5 million Traffic sessions, over 1.7 million Applications for financial product purchases and 0.6 million Approved Applications in our five current markets, compared to approximately 7.8 million Monthly Unique Users, 113.7 million Traffic sessions, over 1.3 million Applications for financial product purchases and 0.4 million Approved Applications from these markets in 2022. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions. Our main business pillars are (i) online financial comparison platforms, where we provide financial guidance to consumers by offering a broad range of financial and lifestyle content, product comparison tools, and financial product marketplaces on our websites, and (ii) B2B business (Creatory), where we expand our user reach by partnering with other third-party online content and channel partners.

For the years ended December 31, 2021, 2022 and 2023, our revenue was US$61.9 million, US$68.1 million and US$80.7 million, respectively. We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products, whereby we charge the providers of these products on a RPC, RPL, RPA or RPAA basis; (ii) insurance commission income through providing insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals. In 2023, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 94.0%, 4.2%, 1.3% and 0.6% of our total revenue, respectively, compared to 95.3%, 2.4%, 1.6% and 0.7% of our total revenue in 2022, respectively. We recorded a loss of US$30.9 million, US$49.4 million, and US$172.6 million for the years ended December 31, 2021, 2022 and 2023, respectively.

In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. As of December 31, 2023, approximately 26.9%, 59.5%, 3.6%, 9.0% and 0.7% of our assets were located in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively.

Key Factors Affecting Results of Operations

Our results of operations and financial condition are affected by the general factors affecting online financial comparison platforms and insurance brokerage services in Greater Southeast Asia, including, among others, the overall global economic conditions and the penetration rate and popularity of the product and service offerings on our platforms. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect our users’ willingness to seek the financial products and services offered on our platforms and their financial ability to procure these products and services, as well as our commercial partners’ willingness to offer these products to our users, their underwriting standards and approval rates. For example, a significant increase in interest rates could cause our users to delay seeking loans. Additionally, if weakness in the economy persists and actual or expected default rates increase, our commercial partners may delay or reduce their credit card or loan originations. Changes in any of these general factors may affect our results of operations. In addition to these general factors, we believe the following specific factors may have a more direct impact on our results of operations:

Ability to Attract and Retain Commercial Partners on Favorable Terms

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As such, our financial condition and results of operations are highly dependent on our ability to retain existing commercial partners, attract new partners and maintain favorable fee arrangements with these partners, which in turn is largely dependent on our ability to provide them with a large and consistent volume of qualified users ready to transact and our fee arrangements with them. As of December 31, 2023, we had over 280 commercial partner relationships.

For our internet leads generation and marketing service income, which accounted for approximately 95.8%, 95.3% and 94.0% of our total revenue in 2021, 2022 and 2023, respectively, we charge our commercial partners on a RPC, RPL, RPA or RPAA basis. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. In 2021, 2022 and 2023, 87%, 84% and 90% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on Clicks, Leads and Applications. For a detailed description of the fee structures, see “Item 4. Information on the Company—B. Business Overview—Our Products and Offerings.”

Changes in our pricing models, fluctuations in the size of our user base or the level of our user engagement and the resulting impact on the number of Clicks, Leads, Applications and Approved Applications, and the costs we incur in developing, maintaining and strengthening our relationships with commercial partners could have a material impact on our business, financial condition and results of operations.

Ability to Cost-effectively Attract and Retain Users and Maintain and Enhance User Engagement

Our results of operations and long-term growth depend on our continued ability to cost-effectively attract and retain users and to convert them into users who transact, or otherwise engage with, our commercial partners via our platforms.

The vast majority of our user visits are generated from organic traffic via direct and unpaid channels, predominantly through search engine optimization, or SEO, and the content available on our platforms. Our ability to generate organic traffic via unpaid channels depends on the strength and influence of our brands, our expertise in SEO and our ability to provide users with relevant and credible informational content, a broad supply of personal finance product listings and a smooth user experience. In addition, based on the personal data we collect from our new and existing users, we interact with the users directly via emails. Our ability to drive conversions from the personalized email marketing activities will also impact our performance and profitability.

We also employ various paid marketing channels such as Google, Facebook, Bing, and Yahoo! to drive traffic to our platforms. Our ability to monitor the conversions on a real time basis across all paid marketing channels and optimize our paid marketing channel mix directly impacts our performance. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract Traffic visits to our platforms into Applications. Our ability to drive campaigns with cost-effective rewards options that are likely to attract high quality traffic and result in conversions will have a direct impact on our performance.

Furthermore, the long term growth of our business also depends on our ability to identify, attract and retain content creators and channel partners that can drive additional user demand through our Creatory platform. These content and channel partners receive commission from us on a fixed fee basis or success-based fee basis for promoting the products and services on our platforms. Many factors, such as the attractiveness of our fee arrangements with content and channel partners, the user experience of our content and channel partners with the Creatory platform, the level of support we are able to provide to content and channel partners and market competition, could affect our ability to cost-effectively attract and retain high-quality content and channel partners. Changes in other market conditions may also lead to increased costs and reduced availability of content and channel partners.

The following table presents a breakdown of our revenue by source, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2023		2022		2021
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Online financial comparison platforms	66,926	83.0	58,765	86.3	54,929	88.8
Creatory	13,746	17.0	9,367	13.7	6,953	11.2
Total revenue	80,671	100.0	68,132	100.0	61,882	100.0

Leveraging the strong value proposition we offer to our users and the repeat purchase or renewal nature of certain products, such as insurance, we are generally able to benefit from long-term retention and visibility of business from existing users with negligible marginal costs. In order to continue to attract and retain users in a cost-effective manner, we plan to continue to invest in our technology infrastructure and overall product and marketing capabilities, which could potentially lead to increased costs and expenses.

Ability to Expand Our Verticals

Our platforms include information on a comprehensive portfolio of over 1,500 financial products as of December 31, 2023, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products. Our ability to achieve and maintain long-term revenue growth depends in part on our ability to successfully expand our product verticals to capture a larger range of personal finance products that are relevant to our users. The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2023		2022		2021
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Credit cards	60,258	74.7	49,430	72.6	46,658	75.4
Personal loans and mortgages	10,166	12.6	9,655	14.2	7,924	12.8
Insurance	5,853	7.3	2,662	3.9	1,229	2.0
Insurance-related internet leads generation and marketing service income	2,442	3.0	905	1.3	307	0.5
Insurance commission income	3,363	4.2	1,666	2.4	908	1.5
Marketing income	48	0.1	91	0.1	14	0.0
Other verticals	4,394	5.4	6,385	9.3	6,071	9.8
Total revenue	80,671	100.0	68,132	100.0	61,882	100.0

Net of marketing costs, the profit margin of personal loans, mortgages, insurance products and certain other verticals have historically been higher than that of credit cards. We plan to continue to diversify our revenue by introducing more verticals within our market coverage and investing more strongly into existing, non-credit card verticals, such as the insurance vertical, which was our highest growth vertical in 2022 and 2023. As we achieve greater product diversifications, we believe there also will be natural improvements in group level profitability.

Regulatory and Economic Conditions Affected by Geographic Mix

We operate across several geographies in Greater Southeast Asia, and our results of operations and financial condition have been, and will continue to be, affected by the regulatory environment and general economic conditions in the jurisdictions in which we operate, particularly in Singapore, Hong Kong, Taiwan and the Philippines.

The following table presents a breakdown of our revenue by market, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2023		2022		2021
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Singapore	32,070	39.8	23,468	34.4	22,839	36.9
Hong Kong	26,947	33.4	22,247	32.7	18,190	29.4
Taiwan	6,743	8.4	11,027	16.2	13,401	21.7
Philippines	14,169	17.6	9,858	14.5	6,052	9.8
Malaysia	738	0.9	1,282	1.9	1,270	2.0
Thailand(1)	4	0.0	250	0.3	130	0.2
Total revenue	80,671	100.0	68,132	100.0	61,882	100.0

Note:

(1)	We ceased our operations in Thailand in 2022.

The applicable laws and regulations of the jurisdictions in which we currently operate or may enter in the future could be subject to frequent changes and varying interpretations by regulatory authorities, which will increase our compliance costs and adversely affect our profitably and ability to operate our businesses in such jurisdictions. For a more detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Singapore,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Philippines,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Taiwan” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Malaysia.”

Competition

Our industry is evolving rapidly and is becoming increasingly competitive. For our internet leads generation and marketing businesses, we face competition for user growth and commercial partnerships from both online and offline financial product acquisition channels. For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as insurance brokers. We believe that our competitive strengths position us favorably in the industry, principally considering our ability to consistently attract users at scale with an intent to transact in personal finance products. However, increased competition could materially and adversely affect our business, financial condition and results of operations.

Investment in Technology

Our technology infrastructure is critical to creating a convenient and seamless user journey and ensuring quick and efficient onboarding and integration with our commercial partners. We plan to continue to invest in our technology infrastructure to better serve the needs of our users and commercial partners, which could cause our costs and expenses to increase. For example, because our engineers and product managers are critical to the success of our business, we have invested significantly in hiring technical staff and anticipate that such efforts will continue.

Investment in People

Human capital plays a critical role for the sustained success and growth trajectory of our company. As a personal finance aggregation and comparison company, we operate within a highly intricate commercial and marketing ecosystem. It is the caliber of our people that enables us to navigate this complexity with agility. Hence, continuous investment in talent development, acquisition and retention remains a critical strategic imperative for our organization. Effective resourcing, particularly in the domains of product management, technology, commercial operations and marketing, is integral to our capacity to deliver superior service, drive innovation and maintain a competitive edge in our market.

Seasonality

Our business is primarily affected by the following elements of seasonality: (i) drops in Applications near the calendar year end and during Chinese New Year, which is in the first quarter of the calendar year, and the Holy Week in the Philippines, which typically occurs in April; (ii) increases in travel insurance Applications in Singapore and Hong Kong a month before government-designated school holidays, which generally occur in the second half of the calendar year; and (iii) increases credit card and personal loan Applications in Hong Kong and Taiwan during tax seasons, which generally occur in the first half of the calendar year.

Results of Operations

The following table sets forth our consolidated statements of loss and other comprehensive (loss)/income for the years indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(US$ in thousands, except for loss per share)
Revenue	80,671	68,132	61,882
Costs and expenses
Cost of revenue	(43,930)	(33,881)	(29,881)
Advertising and marketing expenses	(16,245)	(16,473)	(15,625)
Technology costs	(9,522)	(6,554)	(5,059)
Employee benefit expenses	(24,931)	(34,290)	(29,554)
General, administrative and other operating expenses	(16,725)	(13,855)	(8,000)
Foreign exchange differences, net	657	(4,052)	(2,993)
Operating loss	(30,026)	(40,973)	(29,230)
Other income/(expenses):
Other income	878	182	141
Share-based payment on listing	(67,027)	-	-
Finance costs	(19,028)	(7,801)	(1,702)
Changes in fair value of financial instruments	(57,333)	(1,101)	(179)
Loss before income tax	(172,538)	(49,694)	(30,970)
Tax (expenses)/credit	(63)	252	38
Loss for the year	(172,601)	(49,442)	(30,932)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(820)	3,088	2,341
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement (loss)/gains on defined benefit plan	(30)	42	27
Other comprehensive (loss)/income, net of tax	(850)	3,130	2,368
Total comprehensive loss, net of tax	(173,451)	(46,312)	(28,564)
Basic and diluted loss per share	(17.9)	(102.4)	(143.2)

Key Components of Results of Operations

Revenue

We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products, whereby we charge our commercial partners on a RPC, RPL, RPA or RPAA basis; (ii) insurance commission income through provision of insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals. The following table sets forth a breakdown of our revenue by service offerings, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2023		2022		2021
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue from contracts with customers:
Internet leads generation and marketing service income	75,795	94.0	64,930	95.3	59,301	95.8
Insurance commission income	3,363	4.2	1,666	2.4	907	1.5
Marketing income	1,026	1.2	1,079	1.6	1,356	2.2
Events income	487	0.6	457	0.7	318	0.5
Total revenue	80,671	100.0	68,132	100.0	61,882	100.0

Other Income

Other income primarily consists of interest income from bank deposits, interest income on refundable rental deposit, net gain / loss on disposal of property and equipment, and non-cash gain arising from the conversion of an original financial instrument into a new financial instrument where the gain was measured as the difference between the fair value of the original financial instrument and the face value of the new financial instrument.

Cost of Revenue

Cost of revenue is comprised of expenses that increase or decrease, mainly, according to the number of Applications or Approved Applications achieved. This includes campaign rewards costs, variable affiliate fees paid to content and channel partners, events costs, transaction fees, and reward fulfillment costs.

Advertising and Marketing Expenses

Advertising and marketing expenses consist primarily of performance marketing costs, fixed fees paid to content and channel partners, brand keyword boosting fees, other branding-related consulting costs, media advertising costs, credit scoring fee related to a credit report feature in partnership with TransUnion in the MoneyHero App, and marketing software subscription costs.

Technology Costs

Technology costs are expensed as incurred and consist primarily of subscription fees for IT-related services, such as cloud storage services on AWS, amortization of intangible assets, and third-party vendors and consulting fees for platform development and management. We regularly review costs incurred in the development stage of websites and software, and assess such costs for potential capitalization.

Employee Benefit Expenses

Employee benefit expenses consist of personnel costs, such as salaries, allowances, other employee benefits, including pension scheme contributions, retirement benefits, equity-settled share option expenses, and other long-term employee benefits expenses.

General, Administrative and Other Operating Expenses

General, administrative and expenses primarily include legal expenses, audit fees, recruitment fees, depreciation and amortization of property and equipment, impairment of assets, provisions of bad debt, and other office expenses.

Foreign Exchange Differences, net

Foreign exchange differences mainly represent unrealized foreign exchange gains or losses arising from translation of working capital loans to, and payments made by CGCL on behalf of, our operating subsidiaries.

Finance Costs

Finance costs mainly include interest from financial instruments and the amortization of the derivative portion of the financial instruments.

Changes in Fair Value of Financial Instruments

Changes in fair value of (i) the embedded derivatives of the 2022 Convertible Notes, the Bridge Loan, the CGCL Loan Notes, issued in 2021 and 2022, (ii) CGCL Class A and Class C warrants, issued in 2022, and (iii) deSPAC warrants, issued in 2023, to replace the outstanding warrants of Bridgetown represent the difference in fair value of the derivative components of the financial instruments and the warrants between the initial recognition/previous year-end and the following year-end.

Taxation

Cayman Islands

Our Company is incorporated under the laws of the Cayman Islands as an exempted company limited by shares under the Cayman Companies Act. The Cayman Islands currently levies no taxes on profits, income, gains or appreciation earned by individuals or corporations. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Singapore

The chargeable income of a Singapore company is taxed at 17%. Partial tax exemptions and corporate income tax rebates are available under certain circumstances.

Hong Kong

Hong Kong profits tax has been provided at the rate of 16.5% (2022: 16.5%) on the estimated assessable profits arising in Hong Kong during the year, except for one Hong Kong subsidiary that qualifies for the two-tiered profits tax rates regime effective from the year of assessment 2020/2021, pursuant to which the first HK$2,000,000 of assessable profits of this subsidiary is taxed at 8.25% and the remaining assessable profits are taxed at 16.5%. All entities with profits chargeable to profits tax in Hong Kong can qualify for the two-tiered profits tax rates, except for those with a connected entity that is nominated to be chargeable at the two-tiered rates.

Taiwan

The taxable income of enterprises with head office located in Taiwan in excess of NT$120,000 is subject to a 20% tax rate.

The Philippines

The corporate income tax rate for domestic Philippines corporations with a net taxable income not exceeding PHP5 million and with total assets not exceeding PHP100 million is 20%. All other domestic corporations and resident foreign corporations are subject to income tax at a rate of 25%.

Comparison of the Year Ended December 31, 2023 and December 31, 2022

Revenue

Revenue increased by 18.4% from US$68.1 million for the year ended December 31, 2022 to US$80.7 million for the year ended December 31, 2023, primarily due to (i) an increase of US$7.1 million in our revenue from Singapore (excluding revenue from insurance products), mainly as a result of a 46% increase in credit card revenue, and (ii) an increase of US$3.2 million in our revenue from insurance products, which was primarily driven by our continuous efforts and marketing to expand insurance products on our platform, particularly travel insurance.

Other Income

Other income increased by 383.5% from US$0.2 million for the year ended December 31, 2022 to US$0.9 million for the year ended December 31, 2023, primarily due to an increase in bank interest income of US$0.8 million.

Cost of Revenue

Cost of revenue increased by 29.7% from US$33.9 million for the year ended December 31, 2022 to US$43.9 million for the year ended December 31, 2023, primarily due to an increase in (i) reward costs of US$8.5 million associated with the increase in Approved Applications from 0.4 million in 2022 to 0.6 million in 2023, and (ii) fees paid to channel partner of US$1.4 million.

Advertising and Marketing Expenses

Advertising and marketing expenses decreased by 1.4% from US$16.5 million for the year ended December 31, 2022 to US$16.2 million for the year ended December 31, 2023, primarily due to a decrease in distribution costs of US$0.6 million, partially offset by an increase in credit scoring fees of US$0.5 million related to a credit report feature in partnership with TransUnion in the MoneyHero App.

Technology Costs

Technology costs increased by 45.3% from US$6.6 million for the year ended December 31, 2022 to US$9.5 million for the year ended December 31, 2023, primarily due to an increase in amortization of intangible assets of US$2.8 million and third-party vendors and consultant costs of US$0.3 million.

Employee Benefit Expenses

Employee benefit expenses decreased by 27.3% from US$34.3 million for the year ended December 31, 2022 to US$24.9 million for the year ended December 31, 2023, primarily due to a decrease in salaries, allowances and other benefits of US$8.4 million, and equity-settled option expense of US$7.8 million, partially offset by an increase in other long-term employee benefits expense of US$5.1 million due to the reversal of the accrual for long-term employee benefits of US$5.0 million during the year ended December 31, 2022.

General, Administrative and Other Operating Expenses

General, administrative and other operating expenses increased by 20.7% from US$13.9 million for the year ended December 31, 2022 to US$16.7 million for the year ended December 31, 2023, primarily due to an increase in legal & professional fees of US$4.6 million, impairment of development costs of US$3.1 million, equity settled share-based payment arising from professional services in relation to listing of US$0.5 million, partially offset by a decrease in the impairment of other intangible assets of US$1.4 million, impairment of goodwill of US$4.4 million, and equity-settled share-based payment expense of US$0.9 million.

Foreign Exchange Differences, net

Foreign exchange differences, net decreased from US$4.1 million in losses for the year ended December 31, 2022 to US$0.7 million in gains for the year ended December 31, 2023 due to the strengthening of local currencies against the US dollar.

Share-based payment on listing

For accounting purposes, the listing is determined to be an acquisition of the net assets of Bridgetown together with an equity-settled share-based payment which is regarded as an issuance of certain of the Company’s ordinary shares in exchange for a stock exchange listing service. The share-based payment on listing of US$67.0 million is the excess of fair value of the ordinary shares issued to acquire Bridgetown over the fair value of Bridgetown’s identifiable net assets acquired, with the amount expensed as incurred, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

Finance Costs

Finance costs increased by 143.9% from US$7.8 million for the year ended December 31, 2022 to US$19.0 million for the year ended December 31, 2023, primarily due to the finance costs related to the loan notes which were fully settled on October 27, 2023.

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments increased from US$1.1 million for the year ended December 31, 2022 to US$57.3 million for the year ended December 31, 2023. The increase is primarily due to an increase in fair value of warrant liabilities and the derivative components of Loan Notes before the listing.

Tax (Expenses)/Credit

We had an income tax credit of US$0.3 million for the year ended December 31, 2022 and an income tax expense of US$0.1 million for the year ended December 31, 2023. The income tax credit for the year ended December 31, 2022 was primarily the result of the release of deferred tax liability in relation to the write-off of intangible assets arising from the acquisition of Seedly.

Loss for the Year

As a result of the foregoing, our loss for the year increased by 249.1% from US$49.4 million for the year ended December 31, 2022 to US$172.6 million for the year ended December 31, 2023.

Comparison of the Year Ended December 31, 2022 and December 31, 2021

Revenue

Revenue increased by 10.1% from US$61.9 million for the year ended December 31, 2021 to US$68.1 million for the year ended December 31, 2022, primarily due to (i) an increase of US$3.8 million in our revenue from the Philippines (excluding revenue from insurance products), mainly as a result of an increase in Approved Applications on our Moneymax platform from approximately 20,000 in 2021 to approximately 39,000 in 2022, driven by our deepened regional expertise in campaign management, and (ii) an increase of US$1.4 million in our revenue from insurance products, which was primarily driven by the expansion of insurance products on our platforms and strengthened marketing efforts for insurance products, particularly travel insurance as the travel industry rebounded from the COVID-19 pandemic.

Other Income

Other income increased by 29.0% from US$0.1 million for the year ended December 31, 2021 to US$0.2 million for the year ended December 31, 2022, primarily due to a gain from the derecognition of the 2022 Convertible Notes and the Bridge Loan of US$0.1 million.

Cost of Revenue

Cost of revenue increased by 13.4% from US$29.9 million for the year ended December 31, 2021 to US$33.9 million for the year ended December 31, 2022, primarily due to an increase in reward costs associated with the increase in Approved Applications from 0.3 million in 2021 to 0.4 million in 2022.

Advertising and Marketing Expenses

Advertising and marketing expenses increased by 5.4% from US$15.6 million for the year ended December 31, 2021 to US$16.5 million for the year ended December 31, 2022, primarily due to an increase in performance marketing associated with the increase in Traffic sessions from 83.5 million in 2021 to 113.7 million in 2022.

Technology Costs

Technology costs increased by 29.6% from US$5.1 million for the year ended December 31, 2021 to US$6.6 million for the year ended December 31, 2022, primarily due to increases in subscription costs of US$0.8 million and amortization of intangible assets of US$0.8 million.

Employee Benefit Expenses

Employee benefit expenses increased by 16.0% from US$29.6 million for the year ended December 31, 2021 to US$34.3 million for the year ended December 31, 2022, primarily due to an increase in salaries, allowances and other benefits of US$4.0 million, and equity-settled share-based payment expense of US$5.1 million, partially offset by write-back of accrual for long-term employee benefits of US$4.7 million.

General, Administrative and Other Operating Expenses

General, administrative and other operating expenses increased by 73.2% from US$8.0 million for the year ended December 31, 2021 to US$13.9 million for the year ended December 31, 2022, primarily due to write-off of goodwill of US$4.4 million and impairment of intangible assets of US$1.5 million arising from the acquisition of Seedly.

Foreign Exchange Differences, net

Foreign exchange differences, net increased by 35.4% from US$3.0 million in losses for the year ended December 31, 2021 to US$4.1 million in losses for the year ended December 31, 2022 due to the weakening of local currencies against the US dollar.

Finance Costs

Finance costs increased by 358.2% from US$1.7 million for the year ended December 31, 2021 to US$7.8 million for the year ended December 31, 2022, primarily due to costs related to bridge loans, convertible notes and CGCL Loan Notes.

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments increased from US$0.2 million for the year ended December 31, 2021 to US$1.1 million for the year ended December 31, 2022. The increase is primarily due to an increase in fair value of the derivative components of the Bridge Loan and CGCL Loan Notes, which include the Existing Call Option to subscribe for additional CGCL Loan Notes.

Tax (Expenses)/Credit

We had an income tax credit of US$0.04 million for the year ended December 31, 2021 and an income tax credit of US$0.25 million for the year ended December 31, 2022. The income tax credit is primarily the result of the release of deferred tax liability in relation to the write-off of intangible assets arising from the acquisition of Seedly.

Loss for the Year

As a result of the foregoing, our loss for the year increased by 59.8% from US$30.9 million for the year ended December 31, 2021 to US$49.4 million for the year ended December 31, 2022.

Non-IFRS Financial Measures and Key Performance Metrics

In this annual report, we have included Adjusted EBITDA and Adjusted EBITDA Margin, two key non-IFRS financial measures used by our management and board of directors in evaluating our operating performance and making strategic decisions regarding capital allocation. Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year plus depreciation and amortization, interest income, finance cost, income tax expenses/(credit), impairments of assets, equity-settled share option and share-based payment expenses, other long-term employee benefits expense/(credit), employee severance expenses, transaction expenses, changes in the fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies which are mainly COVID-related. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. We believe that these measures provide investors with greater comparability of our operating performance without the effects of unusual, non-repeating or non-cash adjustments.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Some of these limitations are:

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any expenses related to the Business Combination; and

●	Other companies, including companies in our industry, may calculate Adjusted EBITDA or Adjusted EBITDA Margin differently, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and other IFRS results.

The following table shows our non-IFRS financial measures for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2023	2022	2021
	(US$ in thousands)
Loss for the year	(172,601)	(49,442)	(30,932)

Tax expenses/(credit)	63	(252)	(38)
Depreciation and amortization	7,165	4,789	3,900
Interest income	(873)	(28)	(15)
Finance costs	19,028	7,801	1,702

EBITDA	(147,217)	(37,132)	(25,382)

Non-cash items:
Changes in fair value of financial instruments	57,333	1,101	179
Impairment of goodwill	—	4,383	—
Impairment of other intangible assets	3,106	1,451	—
Equity settled share-based payment arising from employee share option scheme	6,629	14,431	9,353
Unrealized foreign exchange differences, net	(895)	3,389	2,747

Listing and other non-recurring strategic exercises related items:
Share-based payment on listing	67,027	—	—
Equity settled share-based payment arising from professional services in relation to listing	500	—	—
Transaction expenses	6,643	1,139	2,254
Gain on derecognition of convertible loan and bridge loan	—	(135)	—
Equity-settled share-based payment expense arising from other fundraising activities	—	882	—

Other non-recurring items:
Government subsidies	(79)	(734)	(533)
Other long-term employee benefits expense/(credit)	110	(4,951)	(240)
Employee severance expenses	1	528	—

Adjusted EBITDA	(6,842)	(15,648)	(11,622)
Revenue	80,671	68,132	61,882
Adjusted EBITDA	(6,842)	(15,648)	(11,622)
Adjusted EBITDA margin	(8.5)%	(23.0)%	(18.8)%

Adjusted EBITDA decreased from negative $11.6 million in 2021 to negative $15.6 million in 2022, as we continued to expand our headcount and technology investments in early 2022 on the back of strong growth achieved in 2021. In response to changing market conditions, however, we started shifting our focus from revenue growth to profit maximization in the second quarter of 2022 and have since then focused more on projects and businesses that we believe would generate higher returns with greater certainty. Having fine-tuned our profitability levers, we are now re-focusing our efforts on stronger top-line growth and market share expansion.

In the second and third quarters of 2022, we implemented various cost optimization measures to right-size our business, which has led to meaningful improvements in 2023 compared to 2022. Accordingly, Adjusted EBITDA changed from negative $15.6 million for the year ended December 31, 2022 to negative $6.8 million for the year ended December 31, 2023.

In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we also track several key performance metrics in our key markets through our internal analytics systems in managing our business, as shown in the following tables.

	For the Year Ended December 31,
	2023		2022		2021
	(in millions, except for percentages)
Monthly Unique Users(1)
Singapore	1.7	19.2%	1.7	21.2%	1.7	28.0%
Hong Kong	1.4	15.9%	1.8	22.7%	1.5	24.1%
Taiwan	2.4	28.0%	1.7	22.4%	1.6	26.1%
Philippines	2.9	33.8%	2.3	29.3%	1.0	16.5%
Malaysia	0.3	3.0%	0.3	4.3%	0.3	5.3%
Total	8.7	100.0%	7.8	100.0%	6.2	100.0%

Traffic(2)
Singapore	16.3	12.6%	15.6	13.7%	14.1	16.9%
Hong Kong	23.7	18.3%	30.6	26.9%	25.2	30.2%
Taiwan	39.3	30.4%	27.3	24.0%	24.5	29.4%
Philippines	46.2	35.7%	35.3	31.0%	14.7	17.6%
Malaysia	3.9	3.0%	5.0	4.4%	5.0	5.9%
Total	129.5	100.0%	113.7	100.0%	83.5	100.0%

	As of December 31,
	2023		2022		2021
	(in millions, except for percentages)
MoneyHero Group Members(3)
Singapore	1.2	22.1%	0.9	23.3%	0.7	31.5%
Hong Kong	0.7	13.0%	0.5	12.2%	0.3	14.5%
Taiwan	0.3	4.8%	0.2	5.4%	0.1	6.1%
Philippines	2.9	55.3%	1.9	51.8%	0.8	39.3%
Malaysia	0.3	4.8%	0.3	7.2%	0.2	8.7%
Total	5.3	100.0%	3.8	100.0%	2.1	100.0%

Notes:

(1)	We define a Monthly Unique User as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

(2)	We define Traffic as the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

(3)	We define MoneyHero Group Members as users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

	For the Year ended December 31,
	2023	2022	2021
	(in thousands)
Clicks(1)	8,222	5,843	3,459
Applications(2)	1,713	1,303	821
Approved Applications(3)	636	397	332

Notes:

(1)	Excluding Thailand. We define Clicks as the sum of unique clicks by product vertical on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

(2)	Excluding Thailand. We define Applications as the total number of product applications submitted by users and confirmed by our commercial partners.

(3)	Excluding Thailand. We define Approved Applications as the number of applications that have been approved and confirmed by our commercial partners.

Under the RPL pricing model, a commercial partner pays us each time a prospective customer provides his or her contact information to us in order to receive more information about the product(s). However, we do not keep close track of the number of leads generated in connection with the RPL model as the amount of such revenue is insignificant and only a small portion of users who provide contact information to us on our platforms contribute to our revenue via the RPL model, while the rest of these users contribute to our revenue via the RPA model or the RPAA model.

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and loan instruments, cash generated from operating activities and Business Combination. As of December 31, 2023, we had cash and cash equivalents of US$68.6 million, which are primarily held in U.S. dollars, Hong Kong dollars, Singapore dollars, Philippines pesos, and New Taiwan dollars. Our cash and cash equivalents primarily consist of bank deposits.

On October 14, 2022, CGCL entered into a loan note purchase agreement (the “Loan Note Purchase Agreement”) with PMIL and EIHL, pursuant to which CGCL issued 11.4 million fixed-rate unsecured loan notes 2027 and PIK notes, bearing a PIK interest rate of 25% per annum (the “CGCL Loan Notes”), to PMIL and 5.0 million CGCL Loan Notes to EIHL, at a price of US$1.0 per CGCL Loan Note, as well as 12,823,301 and 6,527,295 CGCL Class C Warrants to PMIL and EIHL, respectively, in connection with the issuance of the CGCL Loan Notes for no consideration. On the same day, CGCL granted PMIL the Existing Call Option.

On December 21, 2022, CGCL, PMIL, EIHL and additional subscribers entered into an amendment to the Loan Note Purchase Agreement, pursuant to which an aggregate of US$6.0 million worth of CGCL Loan Notes and 7,829,194 CGCL Class C Warrants were issued to the additional subscribers. In 2022 and 2023, we accrued interest on the CGCL Loan Notes of approximately US$0.8 million and US$19.0 million, respectively. The loan note was fully settled on 27 October 2023. As of December 31, 2023, we had no outstanding balance in liabilities associated with the CGCL Loan Notes.

Our capital expenditures amounted to US$2.2 million in the year ended December 31, 2023, US$5.0 million in 2022 and US$5.4 million in 2021, respectively. These capital expenditures are primarily related to investments in the development of our technology platform. We expect to continue to make capital expenditures to meet the expected growth and scaling of our business.

We believe that our currently available cash and cash equivalents, together with the net proceeds we received from the Business Combination of nearly $90 million, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of our business for a period of at least twelve months from the date of this annual report. In addition, in connection with the issuance of Class A Ordinary Shares upon the exercise of 19,833,035 Public Warrants and 6,449,936 Sponsor Warrants, we will receive up to $302,254,166.50 if all such warrants are exercised in full for cash at an exercise price of $11.50 per share and, to the extent any Selling Securityholder wishes to exercise its Class A Warrants and sell the underlying Class A Ordinary Shares, we will receive an exercise price of $2.9899, $5.9798 or $8.9697 per 0.307212 share, as applicable, from the Selling Securityholder (or up to $24,845,189.97 in the aggregate). There is no assurance that our warrants will be in the money prior to their expiration or that the holders of the warrants will elect to exercise any or all of such warrants. The historical trading prices for Class A Ordinary Shares have varied from a low of approximately $0.74 per share on November 14, 2023 to a high of approximately $6.0 per share on October 13, 2023. We believe the likelihood that warrant holders will exercise their warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the warrants overlying shares being offered for sale, will be dependent on the trading price of our ordinary shares. Because the market price for our ordinary shares has been less than the aforementioned exercise prices of our warrants, we believe it is likely that warrant holders will not exercise their warrants for cash, which could adversely affect our liquidity and our ability to fund our operations on a prospective basis with our current cash on hand. To the extent that any warrants are exercised on a “cashless basis” under the limited circumstances in which such exercises are permitted, the amount of cash we would receive from the exercise of the warrants will also decrease.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our growth rate, the market acceptance of our service offerings, the introduction of new products and services, continued investment in our technology infrastructure, the expansion of sales and marketing activities and overall economic conditions. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. Therefore, we may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected. See “Item 3. Key Information —D. Risk Factors—Risks Related to the Our Business and Industry—We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.”

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2022	2021
	(US$ in thousands)
Net cash flows used in operating activities	(17,043)	(14,609)	(14,385)
Net cash flows used in investing activities	(1,342)	(4,976)	(5,475)
Net cash flows from financing activities	63,062	34,790	11,584
Net increase/(decrease) in cash and cash equivalents	44,677	15,205	(8,276)
Cash and cash equivalents at the beginning of the year	24,078	9,190	17,611
Effect of foreign exchange rate changes, net	(113)	(317)	(145)
Cash and cash equivalents at the end of the year	68,641	24,078	9,190

Operating Activities

Net cash used in operating activities was US$17.0 million for the year ended December 31, 2023, while our loss for the same period was US$172.6 million. The difference was primarily due to adjustments for non-cash or non-operating items, including share based payment on listing of US$67.0 million, finance costs of US$19.0 million, amortization and depreciation of US$7.2 million, impairment of intangible assets of US$3.1 million, equity settled share option expenses of US$6.6 million, other equity-settled transactions of US$0.5 million, changes in fair value of financial instruments of US$57.3 million, partially offset by net unrealized foreign exchange gain of US$0.9 million and interest income of US$0.9 million, as well as a decrease in working capital of US$3.7 million, including net increase in accounts receivable, prepayment, deposits and other receivables, and contract assets totaling US$13.4 million, partially offsetting by an increase in accounts payable and other payables and accruals of US$9.7 million.

Net cash used in operating activities was US$14.6 million for the year ended December 31, 2022, while our loss for the same period was US$49.4 million. The difference was primarily due to adjustments for non-cash or non-operating items, including finance costs of US$7.8 million, amortization and depreciation of US$4.8 million, impairment of intangible assets and goodwill of US$5.8 million, equity settled share option expenses of US$14.4 million, other equity-settled transactions of US$0.9 million, changes in fair value of financial instruments of US$1.1 million and net unrealized foreign exchange loss of US$3.4 million, partially offset by other long-term employee benefit credits of US$5.0 million and gain from the derecognition of the 2022 Convertible Loan and the Bridge Loan of US$0.1 million, as well as an increase in working capital of US$1.9 million, including decrease in accounts receivable of US$5.4 million, partially offset by an increase in contract assets of US$2.6 million.

Net cash used in operating activities was US$14.4 million for the year ended December 31, 2021. The difference between our loss for the same period of US$31.0 million and the net cash used in operating activities was primarily attributable to adjustments for non-cash or non-operating items including finance costs of US$1.7 million, amortization and depreciation of US$3.9 million, equity settled share option expenses of US$9.4 million, changes in fair value of financial instruments of US$0.2 million and net unrealized foreign exchange loss of US$2.7 million, partially offset by other long-term employee benefit credits of US$0.2 million as well as a decrease in working capital of US$1.2 million, including net increase in accounts receivable, prepayment, deposits and other receivables, and contract assets totaling US$10.7 million, partially offsetting by an increase in accounts payable and other payables and accruals of US$9.5 million.

Investing Activities

Net cash used in investing activities was US$1.3 million for the year ended December 31, 2023, which primarily resulted from additions to intangible assets of US$2.1 million, representing cash spent but capitalized in relation to the development of our technology platform, purchase of property and equipment of US$0.1 million, partially offset by interest received of US$0.9 million.

Net cash used in investing activities was US$5.0 million for the year ended December 31, 2022, which primarily resulted from additions to intangible assets of US$4.7 million, representing cash spent but capitalized in relation to the development of our technology platform, and purchases of property and equipment of US$0.3 million, primarily consisting of purchases of computer equipment for our employees.

Net cash used in investing activities was US$5.5 million for the year ended December 31, 2021, which primarily resulted from additions to intangible assets of US$5.2 million and purchases of items of property and equipment of US$0.3 million, such as computer equipment for our employees.

Financing Activities

Net cash generated from financing activities amounted to US$63.1 million for the year ended December 31, 2023, which primarily resulted from net proceeds from the capital reorganization following the Business Combination of US$91.5 million, partially offset by US$27.7 million net of settlement and proceeds from the CGCL Loan Notes and US$0.7 million of lease payments.

Net cash generated from financing activities amounted to US$34.8 million for the year ended December 31, 2022, which was primarily attributable to $0.6 million net of proceeds from drawdowns and settlement of a bridge loan, US$12.7 million proceeds from a convertible loan issued in April 2022, US$22.4 million proceeds from the issuance of the CGCL Loan Notes in October 2022, net of US$0.9 million lease payments.

Net cash generated from financing activities amounted to US$11.6 million for the year ended December 31, 2021, which was primarily attributable to US$13.2 million proceeds from a bridge loan that we entered into in September 2021, US$0.8 million net of lease payments and US$0.8 million other finance costs.

Contractual Obligations and Commitments

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2023:

	Payment due by
	Within 1 year or on demand	1 to 5 years	Total
	(US$ in thousands)
Lease liabilities	588	27	615
Accounts payable	23,840	-	23,840
Financial liabilities included in other payables and accruals	5,664	-	5,664

	30,092	27	30,119

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Off-Balance Sheet Arrangements

We did not have during the years presented, and we do not currently have, any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

For a discussion on certain revised IFRS accounting policies recently adopted, see note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our audited consolidated financial statements are prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board (IASB). For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Kenneth Chan	56	Director and Chairman of the Board
Derek Fong	43	Director
Rohith Murthy	42	Chief Executive Officer and Director
Shaun Kraft*	41	Chief Financial Officer and Chief Operating Officer
Marc Syz	42	Director
Susanna Lee	59	Director
Daniel Wang	53	Director
Shravan Thakur	45	Chief Commercial Officer
Ivan Ho*	49	Group Finance Director

Note:

*	As per our announcement on February 8, 2024, Shaun Kraft will resign from his position as our Chief Financial Officer and Chief Operating Officer, effective May 4, 2024. We have appointed Ivan Ho, Group Finance Director, to serve as our interim Chief Financial Officer throughout this transitional period.

Kenneth Chan, Director. Mr. Chan joined the MoneyHero Group Board in October 2022, served as the company’s interim co-CEO between October 2022 and April 2023 and has been instrumental in the reorganization of the MoneyHero Group into the revitalized consumer financial information leader across five dynamic Asian markets that it is today. Mr. Chan currently serves as the Chairman of our board of directors.

Mr. Chan is a Senior Vice President of Pacific Century. In that capacity, he plays a leadership role in the group’s corporate finance operations in equity and debt raisings, major mergers and acquisitions as well as venture investments. Pacific Century is an entrepreneurial conglomerate headquartered in Hong Kong with a portfolio of well-established and fast-growing businesses including PCCW Limited and HKT Limited (both listed on the Hong Kong Stock Exchange), FWD (a pan-Asia life insurer), PineBridge (a global asset manager with approximately US$150 billion assets under management) and bolttech (an international insurtech unicorn founded by Pacific Century). In addition, Mr. Chan is a director of Ava Quest, a technology venture fund founded by Pacific Century focusing on cryptocurrency and blockchain technologies. Prior to joining Pacific Century, Mr. Chan was a fund manager at RAB Capital and Sofaer Capital, where he managed Asian long/short equity strategies. Mr. Chan came into finance from a management consulting background. As a management consultant at The Boston Consulting Group, he advised the boards and senior management of global corporations on key strategic and operational issues.

Mr. Chan holds a master’s degree in business administration with distinction from Melbourne Business School where he was awarded a full scholarship to pursue his studies as Murdoch Fellow. He also holds a bachelor’s degree in electrical engineering from the University of New South Wales.

Derek Fong, Director. Mr. Fong joined the MoneyHero Group Board in October 2022 and served as the company’s interim co-CEO between October 2022 and April 2023. Mr. Fong is currently the MoneyHero Group’s Chief Innovation Officer, responsible for driving and managing the development of innovative strategies, technology initiatives and new business models for the company. Mr. Fong is a Senior Vice President of Pacific Century. In that capacity, Mr. Fong is a member of the team responsible for structuring and executing the group’s corporate finance transactions across both equity and debt capital markets, venture investments and major mergers and acquisitions, including at FWD and bolttech. In addition, Mr. Fong is a founding member of the Ava Quest investment team, focused on blockchain and crypto-related technologies, and oversees Ava Quest’s investment in CMCC Global. Mr. Fong is also General Counsel, Asia-Pacific of Pacific Century and serves as a board observer of several key private operating companies within the group. Prior to joining Pacific Century, Mr. Fong was a Vice President at Morgan Stanley in Hong Kong, with legal coverage responsibility for investment banking and global capital markets in the Asia Pacific region. Prior to that, Mr. Fong was a corporate finance lawyer at Herbert Smith Freehills, specializing in initial public offerings and secondary offerings, and advised multinational corporates, financial institutions and private equity firms on a wide range of M&A transactions, including public takeovers, private investments, cross-border acquisitions and disposals, and joint ventures.

Mr. Fong holds an MBA from the Kellogg-HKUST Executive MBA Program and a bachelor’s degree in jurisprudence from the University of Oxford. Mr. Fong is a qualified solicitor in Hong Kong and England and Wales.

Rohith Murthy, Chief Executive Officer and Director. Mr. Murthy joined the MoneyHero Group in March 2015 and previously served as our Country Manager for Singapore, Group General Manager, Chief Product Officer and Chief Business Officer. He was appointed the Chief Executive Officer of the MoneyHero Group in February 2024. Mr. Murthy is a seasoned global executive, innovator, and financial services expert with over 20 years of experience in product innovation, digital banking, and operations. Prior to his numerous executive roles with MoneyHero, Mr. Murthy has held significant leadership roles at Citi, Siam Commercial Bank and Standard Chartered Bank, working across Singapore, Thailand, and Central and Eastern Europe.

Mr. Murthy holds a bachelor’s degree in Computer Engineering from the National University of Singapore.

Shaun Kraft, Chief Financial Officer and Chief Operating Officer. Mr. Kraft joined the MoneyHero Group in 2015 as its Chief Financial Officer, a position that he held from March 2015 to May 2018 and again since April 2019. Mr. Kraft has also served as the MoneyHero Group’s Chief Operating Officer since January 2021. In these roles, Mr. Kraft is primarily responsible for the oversight of group-wide finance and accounting, strategic finance, human resources, business operations and investor relations. Previously, Mr. Kraft served as the Chief Financial Officer and Chief Operating Officer at CMCC Global in Hong Kong from June 2018 to April 2019, a Director at Perella Weinberg Partners in New York, where he specialized in M&A and strategic advisory for financial institutions, from March 2011 to February 2015 and an M&A associate at Lazard in Frankfurt from June 2007 to September 2010.

As per our announcement on February 8, 2024, Shaun Kraft will resign from his position as our Chief Financial Officer and Chief Operating Officer, effective May 4, 2024. Following his departure, Mr. Kraft will remain available to MoneyHero in an advisory capacity to further support the transition of his role and responsibilities.

Mr. Kraft holds a Master of Science in Business Administration degree with a concentration on finance and investments from the Rotterdam School of Management and a Bachelor of Science degree in economics from Maastricht University.

Marc Syz, Director. With over 18 years of investment experience, Mr. Syz is the co-founder and Managing Partner of Syz Capital and leads Syz Capital’s direct investments and is a member of the firm’s executive and investment committees. Prior to that, Mr. Syz was a Managing Director at ACE & Company, a global co-investment group, where he led the Asian, Hong Kong-based expansion for the group and managed several investment portfolios focusing on Europe and Asia. Mr. Syz has also previously worked as the Head of Capital Markets & Equity Sales at Union Bancaire Prive´e in Geneva and as a derivatives trader at Credit Suisse First Boston in the Structured Products division. Mr. Syz has a broad expertise in capital markets, asset management and alternative investments across geographies and holds an Executive MBA from INSEAD.

Susanna Lee, Director. Ms. Lee is a seasoned senior regional executive with leadership experience and front-line insight across different business segments in the payment industry. From 2017 to May 2023, Ms. Lee served as the Managing Director (Hong Kong and Taiwan) and the General Manager of Insurance Asia at American Express International, Inc. (“American Express”), where she had held multiple roles since 1987 across different Asia Pacific markets. From February 2014 to April 2023, Ms. Lee was the Chairperson of the board of directors of American Express TLS HK Limited, overseeing the operation of Travel & Lifestyle Services in Hong Kong. In her most recent roles at American Express, Ms. Lee was responsible for driving the revenue growth and market share for the company’s consumer and commercial card business in both Hong Kong and Taiwan. Ms. Lee also led the development of American Express’ insurance business in Asia. In her previous capacity, Ms. Lee and played a critical role in the strategic development of the company’s merchant network and relationships in Hong Kong and Taiwan. In addition, Ms. Lee has been actively promoting diversity and inclusion in Hong Kong throughout her career, by participating in internal and external business forums to share best practices on building diversity in the workplace. Ms. Lee was the executive sponsor of the Women’s Interest Network (WIN) of American Express Hong Kong, an employee initiative dedicated to gender equity and improving the work-life balance for working women and working mothers.

Ms. Lee holds a double major degree of Management and Economics from the University of Guelph in Canada.

Daniel Wang, Director. Mr. Wang is the founder and Chief Investment Officer of Brianna Capital (Asia) Limited (“BCAL”), a Hong Kong SFC Type 4 and 9 Licensed Entity and manages, as well as advises on, a number of portfolios for family office investors with a scope of service covering multiple asset classes in order achieve the stated investment objectives. Mr. Wang oversees all investment activities at BCAL, including asset allocation, portfolio management, research and security selection. Prior to founding BCAL in 2014, Mr. Wang was the Chief Investment Officer at Vision Investment Management. During his tenure, Vision Investment Management was one of the top alternative investment managers in Asia with high-caliber institutional clients from the United States, Europe, Middle East and Asia and had won multiple awards. Before entering the field of finance, Mr. Wang worked as a management consultant at McKinsey & Co. and an engineer at Jacobs Engineering Group.

Mr. Wang has a Master of Business Administration degree from Columbia Business School and a Bachelor of Science degree in Civil Engineering from University of Southern California.

Shravan Thakur, Chief Commercial Officer. Mr. Thakur joined MoneyHero Group in 2021 as the General Manager of Hong Kong. Prior to his appointment as Chief Commercial Officer in 2024, Mr. Thakur served as MoneyHero’s Group Co-Head of Commercial since November 2022, where he oversaw the Company’s commercial strategies in Hong Kong and Taiwan. Prior to joining MoneyHero Group, Mr. Thakur worked with American Express in a number of leadership roles and with PriceWaterHouseCoopers in the Telecom consulting business. Mr. Thakur has 20 years of experience ranging from building and scaling new business, P&L management, developing business strategy, establishing strategic partnerships to managing complex and transformational initiatives and consulting. Mr. Thakur is a Certified Public Accountant and member of the Institute of Chartered Accountants of India (ICAI).

Mr. Thakur holds a Bachelor of Science – Economics, Mathematics and Statistics from St. Xavier’s College, University of Calcutta and attended the Executive Program in General Management, Strategy and Applied Finance at the Indian Institute of Management Calcutta.

Ivan Ho, Group Finance Director. Mr. Ho joined MoneyHero Group in 2019 and has worked closely with Mr. Kraft to oversee the Company’s finance and accounting operations. Prior to joining us, Mr. Ho served as Finance Controller with Nest Management Limited, and in senior finance roles in various multinational corporations such as Prada and Inditex.

Mr. Ho holds a degree in Business Management from the Chinese University of Hong Kong.

B. Compensation

Compensation of Directors and Executive Officers

In 2023, we incurred an aggregate of approximately US$1.4 million in cash compensation and benefits in kind to our directors and executive officers as a group, including compensation accrued and not yet paid relating to year-end bonuses. We have not set aside or accrued any amount to provide pension, retirement or similar benefits to our directors or officers. For information regarding share awards granted to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan” below.

In Singapore, MoneyHero Group is required by the applicable laws and regulations to make contributions, as the employer, to the Central Provident Fund for executive officers who are employed by MoneyHero Group as prescribed under the Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). In addition, our Hong Kong subsidiaries are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of employees, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000.

Employment Agreements and Indemnification Agreements

The employment of our executive officers is for an indefinite period, but may be terminated by the employer for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving the employer prior written notice. The employment agreements with the executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

In addition, we have entered into indemnification agreements with our directors and executive officers, pursuant to which we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Equity Incentive Plan

On October 12, 2023 (the “Closing Date”), we adopted the 2023 Equity Incentive Plan, with an award pool of 13,197,563 Class A Ordinary Shares reserved for issuance (the “Equity Plan”). Under the Equity Plan, we may make equity awards to eligible individuals selected by our board of directors in its sole discretion and the affiliates of certain of these individuals.

The following summarizes the material terms of the Equity Plan:

Plan Administration. Our board of directors has the power and authority to prescribe, amend and rescind rules and procedures governing the administration of the Equity Plan, including, among other things, establishing performance and vesting standards and imposing such limitations, restrictions and conditions upon awards granted under the Equity Plan as it shall deem appropriate.

Types of Awards. The Equity Plan permits the grants of options and such other awards (including, without limitation, restricted shares and restricted share units) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Class A Ordinary Shares (including, without limitation, securities convertible into Class A Ordinary Shares) as are deemed by our board of directors to be consistent with the purposes of the Equity Plan.

Eligibility. Our board of directors may, from time to time, select participants who are eligible to participate in the Equity Plan and the awards to be made to each such participant, which may include present and future employees and our non-employee directors and consultants, advisors or other service providers of us or our subsidiaries. Our board of directors may consider any factors it deems relevant in selecting participants and in making awards to such participants.

Exercise of Awards. All options granted under the Equity Plan, whether vested or unvested, will generally expire on the 10th anniversary of the date of grant to participants of such options, subject to earlier expiration. Unless determined otherwise in the applicable award agreement, options granted under the Equity Plan shall have an exercise price equal to or greater than 100% (or, in the case of options held by any person owning, as of the applicable date of determination, shares possessing more than 10% of the total combined voting power of all classes of shares of our Group, our subsidiaries or parent, 110%) of the fair market value of our Class A Ordinary Shares on the grant date, as determined by our board of directors in good faith, taking into account customary relevant factors.

Award Agreements. Awards granted under the Equity Plan will be evidenced by award agreements confirming the grant of the award. The award agreement will set forth the restrictions, terms and conditions as our board of directors determines.

Transferability. The awards and all rights thereunder are exercisable only by the participant and shall not be assignable or transferable, unless otherwise approved by our board of directors.

Termination of Employment. Unless otherwise set forth in an award agreement, all of a participant’s awards that have not fully vested as of the earliest date on which a participant is no longer employed by and no longer provides services to us and our affiliates for any reason will expire at such time. Additionally, if a participant is terminated with cause, then the portion of such participant’s awards that have vested as of such termination date will also expire at such time.

As of the date of this annual report, an aggregate of 532,825 options have been granted to our directors and executive officers, which include the following:

●	269,294 outstanding options held by Shaun Kraft, which will become exercisable for an aggregate of 269,294 Class A Ordinary Shares upon May 4, 2024 with a per-share exercise price of US$0.0003;

●	194,085 outstanding options held by Rohith Murthy with a per-share exercise price of US$0.0003 and an expiration date of January 1, 2033 (subject to earlier expiration), including (i) 104,321 options that are exercisable for an aggregate of 104,321 Class A Ordinary Shares at the holder’s discretion, and (ii) 89,764 options that will become exercisable for an aggregate of 89,764 Class A Ordinary Shares upon the first anniversary of the Closing Date;

●	35,481 outstanding options held by Shravan Thakur, which will become exercisable for an aggregate of 35,481 Class A Ordinary Shares upon the first anniversary of the Closing Date with a per-share exercise price of US$0.0003; and

●	33,965 outstanding options held by Ivan Ho with a per-share exercise price of US$0.0003, including (i) 20,166 options that are exercisable for an aggregate of 20,166 Class A Ordinary Shares at the holder’s discretion, and (ii) 13,799 options that will become exercisable for an aggregate of 13,799 Class A Ordinary Shares upon the first anniversary of the Closing Date.

C. Board Practices

Board of Directors

Our board of directors consists of six directors as of the date of this annual report. Each of Marc Syz, Susanna Lee and Daniel Wang qualifies as “independent” as defined under applicable SEC rules and Nasdaq listing standards.

Except as provided in the Articles, a director may vote in respect of any contract or transaction in which he/she is interested, provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with MoneyHero Group must declare the nature of his interest at a meeting of the directors. No non-employee director has a service contract with us that provides for benefits upon termination of service.

Committees of Our Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Kenneth Chan, Daniel Wang and Susanna Lee. Daniel Wang serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Daniel Wang is an audit committee financial expert as defined by the SEC rules and that each of Daniel Wang and Susanna Lee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the corporate governance rules of Nasdaq.

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with Cayman Islands law and the corporate governance rules of Nasdaq and include, among others, the following:

●	selecting or replacing our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 7.B of Form 20-F;

●	discussing the annual audited financial statements with our management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with our management, our internal auditor and our independent registered public accounting firm;

●	reporting regularly to our board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee consists of Susanna Lee, Daniel Wang and Derek Fong. Susanna Lee serves as chairperson of the committee. Each of Daniel Wang and Susanna Lee is independent under the corporate governance rules of Nasdaq.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with Cayman Islands law and the corporate governance rules of Nasdaq and include, among others, the following:

●	reviewing and approving, or recommending to our board of directors for its approval, the compensation for our executive officers;

●	reviewing and recommending to our board of directors with respect to the compensation of our directors and executive officers;

●	reviewing, and making recommendations to our board of directors regarding, incentive compensation plans and equity-based plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing, and making recommendations to our board of directors regarding, employment agreements and severance arrangements or plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Derek Fong, Daniel Wang and Susanna Lee. Derek Fong serves as chairperson of the committee. Each of Daniel Wang and Susanna Lee is independent under the corporate governance rules of Nasdaq.

Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the nominating and corporate governance committee, which are consistent with the Cayman Islands law and the corporate governance rules of Nasdaq and include, among others, the following:

●	identifying and recommending nominees for election or reelection to our board of directors or for appointment to fill any vacancy;

●	annually reviewing with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service;

●	reviewing emerging corporate governance trends, best practices and regulations applicable to our corporate governance; and

●	renewing, proposing changes to our board of directors, or developing, as needed, our memorandum and articles of association, code of ethics, corporate governance guidelines, and other corporate governance policies.

Duties of Directors

Under the laws of the Cayman Islands, our directors owe certain fiduciary duties to the company. In certain circumstances, a shareholder may have the right to seek damages if a duty owed by the directors is breached.

Under Cayman Islands law, directors owe the following fiduciary duties:

●	the duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	the duty to exercise powers solely for the express purposes for which those powers were conferred and not for collateral purposes;

●	the duty not to improperly fetter the exercise of future discretion;

●	the duty to exercise powers fairly as between different sections of shareholders;

●	the duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	the duty to exercise independent judgment.

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

As stated above, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances, what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles or alternatively by shareholder approval at general meetings.

Voting

The Articles provide that its directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered), provided that the nature of that interest has been disclosed to the other directors in accordance with the terms of the Articles. This would include, for example, the right to vote on his/her own compensation arrangements (and that of any other director) and any arrangements in respect of such director borrowing money from us. The Articles also permit the directors to exercise all of the powers of our Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party. The above is also subject to our directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of our Company).

Appointment and Removal of Directors

Under the Articles, our board of directors may comprise up to nine directors unless otherwise determined by us in a general meeting. The exact number of directors shall be determined from time to time by our board of directors.

Directors may be appointed by ordinary resolution or a resolution of directors. There is no cumulative voting with respect to the appointment of directors. Our directors do not serve for a fixed term, and there is no requirement for them to retire by rotation or to make themselves eligible for re-election.

The removal of a director by ordinary resolution may be for any reason and need not be for cause. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) is removed from office by notice addressed to him at his last known address and signed by all of his co-directors (not being less than two in number); or (v) is removed from office pursuant to any other provision of the Articles.

The Articles do not provide a set age requirement regarding the retirement of our directors or (subject to any shareholders’ ordinary resolution to the contrary) any shareholding requirement for directors to be appointed.

Terms of Directors

A director shall hold office until such time as he or she resigns his office by notice in writing, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Articles.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Board Diversity Matrix

The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to Nasdaq’s Board Diversity Rule.

Board Diversity Matrix (as of December 31, 2023)

Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	–	–
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	3

D. Employees

As of December 31, 2023, we had 366 full-time employees. The following table sets forth the number of our employees categorized by function and geographic region:

Function:	As of December 31, 2023
Commercial	29
Marketing	92
Technology	23
Product	18
Operations	125
Other Corporate Functions	79
Total	366

Geographic Region:	As of December 31, 2023
Singapore	98
Hong Kong	81
Taiwan	30
The Philippines	135
Malaysia	22
Total	366

We offer employees competitive salaries, performance-based cash bonuses, comprehensive training and development programs and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees are represented by labor unions, and no collective bargaining agreement has been put in place. We enter into standard employment agreements with our employees that include confidentiality and non-compete arrangements.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors and named executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option, warrants or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of our Shares beneficially owned is computed on the basis of 26,170,099 Class A Ordinary Shares, 13,254,838 Class B Ordinary Shares and 3,466,820 Preference Shares issued and outstanding as of March 31, 2024. Each Class B Ordinary Share is convertible into an equal number of Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions). Each Class B Ordinary Share is entitled to ten votes on all matters subject to a poll vote at our general meetings. Each Preference Ordinary Share is convertible into a number of Class A Ordinary Shares at any time at the option of the holder thereof at a ratio set forth in the Articles. Each Preference Share is entitled to a number of votes equal to the number of Class A Ordinary Shares (rounded down to the nearest whole number) into which such Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

	Number of Class A Ordinary Shares Beneficially Owned(1)	Percentage of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Class B Ordinary Shares Beneficially Owned	Number of Preference Shares Beneficially Owned	Percentage of Preference Shares Beneficially Owned	Percentage of Total Outstanding Shares Beneficially Owned	Percentage of Total Voting Power Beneficially Owned
Principal Holders
Bridgetown LLC(2)	6,901,775	21.2%	13,254,838	100.0%	—	—	41.0%	82.8%
Enterprise Innovation Holdings Limited(3)	10,446,054	35.5%	—	—	1,692,419	48.8%	26.3%	7.4%
PCCW Media International Limited(4)	6,577,459	25.1%	—	—	—	—	15.3%	4.1%
Daniel Wong(5)	1,600,000	6.1%	—	—	—	—	3.7%	1.0%
Directors and Officers†
Kenneth Chan	—	—	—	—	—	—	—	—
Derek Fong	—	—	—	—	—	—	—	—
Rohith Murthy(6)	117,464	*	—	—	—	—	*	*
Shaun Kraft(7)	721,164	2.7%	—	—	—	—	1.7%	*
Marc Syz(8)	9,010	*	—	—	—	—	*	*
Susanna Lee	—	—	—	—	—	—	—	—
Daniel Wang	—	—	—	—	—	—	—	—
Shravan Thakur(9)	51,857	*	—	—	—	—	*	*
Ivan Ho	—	—	—	—	—	—	—	—
Directors and executive officers as a group (nine individuals)	928,199	3.5%	—	—	—	—	2.2%	*

Notes:

†	Except as indicated otherwise below, the business address of our directors and executive officers is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

*	Less than 1%.

(1)	Including Class A Ordinary Shares that the person has the right to acquire within 60 days following March 31, 2024 through the exercise of any options, warrants or other right, but not including any Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares or Preference Shares.

(2)	Represents (i) 451,839 Class A Ordinary Shares and 12,659,892 Class B Ordinary Shares directly held by Bridgetown LLC (“Sponsor”), (ii) 6,449,936 Class A Ordinary Shares issuable to Sponsor upon the exercise of warrants to purchase Class A Ordinary Shares, and (iii) 594,946 Class B Ordinary Shares that are subject to potential transfer by Steven Teichman to Sponsor for no consideration following the Closing Date. Sponsor is a Cayman Islands limited liability company, the ultimate beneficial owner of which is Mr. Richard Tzar Kai Li (“Mr. Li”). Mr. Li, by virtue of his indirect ownership of Sponsor, may be deemed to beneficially own the aforementioned ordinary shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of Sponsor is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(3)	Represents (i) 7,212,571 Class A Ordinary Shares and 1,692,419 Preference Shares directly held by Enterprise Innovation Holdings Limited (“EIHL”) and (ii) 3,233,483 Class A Ordinary Shares issuable to EIHL upon the exercise of warrants to purchase Class A Ordinary Shares. EIHL is a member of the FWD group. Mr. Li, by virtue of his indirect majority ownership of the FWD group, may be deemed to beneficially own the aforementioned ordinary shares, preference shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares, preference shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of EIHL is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(4)	Represents 6,577,459 Class A Ordinary Shares directly held by PCCW Media International Limited (“PMIL”). PMIL is a wholly-owned subsidiary of PCCW Limited, the shares of which are listed in Hong Kong. The board of directors of PCCW Limited has voting and investment power over the aforementioned ordinary shares. Based on the public disclosure of PCCW Limited, Mr. Li is the Chairman and an Executive Director of PCCW Limited. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). The board of directors of PCCW Limited consists of Mr. Li, Susanna Hon Hing Hui, Edmund Sze Wing Tse, GBS, Shusen Meng, Fang Wang, David Zhe Wei, Aman Mehta, Frances Waikwun Wong, Bryce Wayne Lee, Lars Eric Nils Rodert, David Christopher Chance and Sharhan Mohamed Muhseen Mohamed. The business address of PMIL is 41st Floor, PCCW Tower, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(5)	Represents 1,600,000 Class A Ordinary Shares directly held by Daniel Wong. The business address of Daniel Wong is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(6)	Represents (i) 1,536 Class A Ordinary Shares directly held by Mr. Murthy, (ii) 11,607 Class A Ordinary Shares issuable to Mr. Murthy upon the exercise of warrants to purchase Class A Ordinary Shares, and (iii) 104,321 Class A Ordinary Shares underlying the same number of options, which are exercisable at Mr. Murthy’s option.

(7)	Represents (i) 434,773 Class A Ordinary Shares directly held by Mr. Kraft and (ii) 17,097 Class A Ordinary Shares issuable to Mr. Kraft upon the exercise of warrants to purchase Class A Ordinary Shares, and (iii) 269,294 Class A Ordinary Shares underlying the same number of options, which will become exercisable at Mr. Kraft’s option on May 4, 2024.

(8)	Represents 9,010 Class A Ordinary Shares directly held by Mr. Syz. Mr. Syz’s business address is Dreikönigstrasse 12, 8027 Zürich.

(9)	Represents 51,857 Class A Ordinary Shares directly held by Shravan Thakur.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Loan Agreements and Related Issuance of Equity Securities

On August 10, 2020, CGCL entered into a convertible loan agreement with E Capital (Select) Limited, which holds over 10% of the voting power of CGCL, in the principal amount of US$4.0 million to finance the acquisition of Seedly (the “2020 Convertible Notes”), which was subsequently amended on October 8, 2020, October 14, 2021 and January 7, 2022. In 2020 and 2021, we accrued interest to E Capital (Select) Limited on the 2020 Convertible Notes in the amount of approximately US$0.1 million and US$0.4 million, respectively. In addition, the amended convertible loan agreement, executed on October 14, 2021, provides that CGCL will pay E Capital (Select) Limited an establishment fee equal to 3% of the aggregate amount of the principal amount and accrued interest of the loan pursuant to the terms of the agreement. The principal amount and accrued interest of the 2020 Convertible Notes were settled in April 2022, as described below.

On September 28, 2021, CGCL entered into an interest-free and unsecured facilities agreement with FWD Limited, an entity over which Mr. Li has significant influence, Mr. Shaun Kraft, the Chief Financial Officer and Chief Operating Officer of the MoneyHero Group, and other lenders in the principal amount of US$26.0 million (the “Bridge Loan”) for working capital and general corporate purposes. Each lender is entitled to receive an exit premium at the rate of 20% of its total commitment. In 2021 and 2022, drawdowns under the Bridge Loan amounted to approximately US$13.2 million and US$7.8 million, respectively, and we paid exit premiums on the Bridge Loan of US$1.3 million and US$3.9 million, respectively.

On April 27, 2022, CGCL executed a deed poll constituting up to US$50,000,000 of fixed rate, interest- bearing unsecured 2022 Convertible Notes. On the same day, CGCL entered into a convertible loan note purchase agreement with E Capital (Select) Limited, FWD Group Limited, an entity over which Mr. Li has significant influence, Mr. Kraft and other purchasers in the principal amount of $37.0 million, of which $12.7 million was raised in cash. Pursuant to the convertible loan note purchase agreement, CGCL issued (i) approximately US$5.4 million worth of 2022 Convertible Notes to E Capital (Select) Limited in settlement for the principal amount and accrued interest of the 2020 Convertible Notes owed to E Capital (Select) Limited as of April 27, 2022; (ii) approximately US$12.8 million worth of 2022 Convertible Notes to FWD Group Limited, in exchange for the settlement of US$6.0 million worth of Bridge Loan owed to FWD Limited as of April 27, 2022 and a cash subscription fee from FWD Group Limited of approximately US$6.8 million; and (iii) US$0.6 million worth of 2022 Convertible Notes to Mr. Kraft. On October 14, 2022, CGCL executed an amended and restated deed poll constituting up to US$50,000,000 of fixed rate unsecured convertible loan notes 2026 and PIK notes, pursuant to which all 2022 Convertible Notes in the amount of US$38.59 million (including principal and accrued interest) were converted into 15,488,498 CGCL Preference Shares. As a result, 2,260,271, 5,348,937 and 251,083 CGCL Preference Shares were issued to E Capital (Select) Limited, EIHL, which holds over 10% of the voting power of CGCL, and Mr. Kraft, respectively.

On October 14, 2022, CGCL executed a deed poll constituting up to US$20,000,000 of fixed rate unsecured loan notes, bearing a PIK interest rate of 25% per annum (together with any PIK notes, the “CGCL Loan Notes”), which provides that the CGCL Loan Notes shall not be prepaid except if it is or becomes unlawful for the CGCL Loan Notes to be outstanding (as confirmed by a written legal opinion from reputable outside legal counsel to CGCL), and entered into a loan note purchase agreement (the “Loan Note Purchase Agreement”) with PMIL and EIHL to raise funds for its working capital and general corporate purposes. Pursuant to the Loan Note Purchase Agreement dated as of October 14, 2022, CGCL issued 11.4 million of CGCL Loan Notes to PMIL and 5.0 million of CGCL Loan Notes to EIHL, at a price of US$1.0 per CGCL Loan Note (equivalent to US$16.4 million in total), as well as 12,823,301 and 6,527,295 CGCL Class C Warrants to PMIL and EIHL, respectively (equivalent to 19,350,596 CGCL Class C Warrants in total), for no consideration. On the Closing Date, the CGCL Class C Warrants held by PMIL and EIHL were converted into our warrants and were exercised by PMIL and EIHL for no consideration. As a result of such exercise, PMIL and EIHL received 3,939,471 and 2,005,263 Class A Ordinary Shares, respectively.

The deed poll sets forth, among other things, the interest, repayment, redemption and default terms of the CGCL Loan Notes, including but not limited to:

●	interest on the CGCL Loan Notes is due on each of the first, second, third, fourth and fifth one-year anniversaries of the issuance date of the CGCL Loan Notes by issuance of PIK notes in the same form as the CGCL Loan Notes;

●	the CGCL Loan Notes shall not be prepaid except if it is or becomes unlawful for the CGCL Loan Notes to be outstanding (as confirmed by a written legal opinion from reputable outside legal counsel to CGCL);

●	the CGCL Loan Notes shall be redeemed by CGCL on the date that is five years after the date of the deed poll (or such later date agreed in writing by CGCL, PMIL, EIHL and/or certain of its affiliates (the “Major Noteholders”)). Following the delivery from the noteholder of the Certificate for the Note for cancellation and against a receipt (if CGCL so requires) for the moneys payable in respect of the CGCL Loan Notes, CGCL shall pay the noteholder moneys payable in respect of the CGCL Loan Notes due to the noteholder on the due date for redemption, not less than three business days prior to the redemption date;

●	on and at any time after the occurrence of an event of default that has not been waived, the Major Noteholders may by written notice to CGCL declare the CGCL Loan Notes immediately due and payable, in which case CGCL will be required to pay to each noteholder, in U.S. dollars, an amount equal to the aggregate principal amount of the outstanding CGCL Loan Notes (including the PIK notes) held by such noteholder and any accrued but unpaid interest. Such events of default include: (i) an Insolvency Event (as defined in the deed poll, as amended); (ii) a material breach by CGCL of any provision of the Loan Note Purchase Agreement and the deed poll, each as amended, that is not capable of remedy or is not cured within the prescribed timeframe; the failure of CGCL or certain of its subsidiaries to settle certain types of indebtedness when due or within any originally applicable grace period, unless the amount of indebtedness is less than US$5.0 million; (iii) the MoneyHero Group (taken as a whole) ceases to carry on all, or substantially all, of its business; (iv) CGCL’s failure to pay on the due date any amount payable pursuant to the Loan Note Purchase Agreement or the deed poll, each as amended, in the manner and at the place and in the currency in which it is expressed to be payable; and (v) the occurrence of any event or circumstance that has a Material Adverse Effect (as defined in the deed poll, as amended).

Also on October 14, 2022 and in connection with the issuance of the CGCL Loan Notes to PMIL, CGCL entered into a subscription agreement with PMIL, pursuant to which it issued 2,058,932 CGCL Class B Ordinary Shares to PMIL for no consideration.

In addition, PMIL was granted the Existing Call Option on October 14, 2022 (as further defined and described below).

On December 21, 2022, CGCL executed a supplemental deed in relation to the deed poll dated October 14, 2022 amending the limit of the aggregate principal amount of the fixed rate unsecured loan notes to US$23,000,000 and entered into an amendment to the Loan Note Purchase Agreement, pursuant to which it issued an aggregate of 5,997,271 CGCL Loan Notes to additional purchasers at a price of US$1.0 per CGCL Loan Note and an aggregate of 7,829,194 CGCL Class C Warrants to these purchasers for no consideration, including (i) 100,000 CGCL Loan Notes and 130,546 CGCL Class C Warrants to Mr. Kraft, (ii) 100,000 CGCL Loan Notes and 130,546 CGCL Class C Warrants to Prashant Aggarwal, the former chief executive officer of the MoneyHero Group, and (iii) 800,000 CGCL Loan Notes and 1,044,367 CGCL Class C Warrants to E Capital (Select) Limited. In 2022 and 2023, we accrued interest on the CGCL Loan Notes of approximately US$0.8 million and US19.0 million, respectively. As of December 31, 2022, CGCL had an aggregate of US$23.1 million in liabilities associated with the CGCL Loan Notes, which comprised three components: (i) a liability component of US$8.7 million, (ii) a derivative component for the option for additional subscription of US$2.8 million, and (iii) warrant liabilities of CGCL Class C Warrants of US$11.6 million. During the year ended December 31. 2023, the CGCL Loan Notes were fully settled and the option for additional subscription as well as Class C Warrants were fully exercised. As of December 31, 2023, CGCL had no liabilities associated with the CGCL Loan Notes.

On May 25, 2023, CGCL executed a second supplemental deed in relation to the aforementioned deed poll, amending the prepayment terms to the following: (i) CGCL shall prepay the CGCL Loan Notes in accordance with the terms of the deed poll if it is or becomes unlawful for the CGCL Loan Notes to remain outstanding, as confirmed by a written legal opinion from reputable outside legal counsel to CGCL; and (ii) CGCL may, with sufficient advance written notice required under the deed poll (a “Prepayment Notice”), repay all or any outstanding notes on the date specified in the Prepayment Notice, provided that, if all outstanding notes are not being prepaid pursuant to a Prepayment Notice, then any prepayment being made pursuant to that Prepayment Notice shall be applied pro rata among the noteholders.

In October 2023, CGCL made a voluntary prepayment of all outstanding CGCL Loan Notes and accrued but unpaid interest in an aggregate amount of US$27,676,306.

In addition, on October 12, 2023, we issued (i) 2,005,263 Class A Ordinary Shares to EIHL, for no consideration, upon the exercise of certain warrants held by EIHL, which were converted from its CGCL Class C Warrants in connection with the Business Combination, and (ii) an aggregate of 451,839 Class A Ordinary Shares, 12,659,892 Class B Ordinary Shares and 6,449,936 warrants to Sponsor in accordance with the Business Combination Agreement and the Working Capital Loan Capitalization Agreement.

For additional information on the estimated beneficial ownership of Sponsor, EIHL, PMIL, E Capital and Mr. Kraft in us, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Transactions with FWD Parties

In addition to the transactions described above, certain of our subsidiaries in Singapore and Hong Kong have entered into service agreements with FWD Singapore Pte Ltd, FWD General Insurance Company Limited, and IPP Financial Advisers Pte Ltd for displaying certain of their products on our platforms, facilitating the purchase of such products by our users, and providing certain advertising services and insurance brokerage services to these entities. Mr. Li, who beneficially owns over 10% of the voting power of CGCL, has significant influence over these FWD entities. During 2021, 2022 and 2023, revenues generated from these entities were US$0.1 million, US$0.3 million and US$0.9 million, respectively. As of December 31, 2022, accounts receivables from the FWD Parties were approximately US$64,324. As of December 31, 2023, accounts receivables from the FWD Parties were approximately US$224,304.

Transactions with PMIL

In addition to the transactions described above, on October 14, 2022, CGCL entered into a fifth amended and restated shareholders agreement with its then existing shareholders, as amended on April 14, 2023 (the “CGCL Shareholder Agreement”), pursuant to which, among other things, CGCL granted PMIL the Existing Call Option. Under the Existing Call Option, PMIL can subscribe for additional CGCL Loan Notes from CGCL for an aggregate purchase price of $5,000,000 together with warrants to subscribe for 6,527,934 CGCL Class C Ordinary Shares at the exercise price of $0.0001 per warrant (at the ratio of 3.253 warrants per $2.4916 of the loan notes purchased).

On the Closing Date, the Existing Call Option was permitted pursuant to the CGCL Shareholder Agreement. and we executed a deed poll constituting up to US$5,000,000 of fixed rate unsecured loan notes, bearing a PIK interest rate of 25% per annum (together with any PIK notes, the “Call Option Notes”). Immediately after the Closing, PMIL elected to exercise its Call Option, as a result of which it received 2,005,460 Class A Ordinary Shares for no consideration and subscribed for 5 million of Call Option Notes in an aggregate principal amount of US$5,000,000 at a price of US$1.00 per Call Option Note. The Call Option Notes have substantially the same terms as the CGCL Loan Notes. In October 2023, we made a voluntary prepayment of all outstanding Call Option Notes and accrued but unpaid interest in an aggregate amount of US$5,044,521.

Transactions with PCCW-HKT Telephone Limited

On February 15, 2023, CAGRL, one of our Hong Kong subsidiaries, entered into an office lease agreement with PCCW-HKT Telephone Limited, an entity affiliated with Mr. Li. The lease expires on February 14, 2025, and the rent is HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not currently involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to complaints, litigation, arbitration proceedings and regulatory investigations and inquiries from time to time.”

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of our business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

See “C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares and warrants have been listed on Nasdaq since October 13, 2023 under the symbols “MNY” and “MNYWW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A Share Capital

Not applicable.

B Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by the Articles, the Cayman Companies Act and the common law of the Cayman Islands. Our Second Amended and Restated Memorandum and Articles of Association, currently in effect, is included as Exhibit 1.1 of this annual report (incorporated by reference to Exhibit 1.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023).

The following is a summary of provisions of the Articles relating to the material terms of our Shares and Warrants.

Ordinary Shares and Preference Shares

Under the Articles, our authorized share capital is US$50,000 divided into 440,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, 50,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, and 10,000,000 Preference Shares of a nominal or par value of US$0.0001 each.

Conversion

Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Each Class B Ordinary Share is convertible into an equal number of Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions.

Any number of Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Share in accordance with the Articles (as adjusted for share subdivisions, share consolidations and similar transactions) upon the occurrence of any of the following: (i) any direct or indirect sale, transfer, assignment or disposition of such Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B Ordinary Shares through voting proxy or otherwise, in each case, to another person that is not an Affiliate (as defined in the Articles) of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not an Affiliate (as defined in the Articles) of the such holder.

In addition, each Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share (as adjusted for share subdivisions, consolidations and similar transactions) (i) at any time upon the holders of at least two-thirds of the issued Class B Ordinary Shares voting for or consenting to such conversion; or (ii) upon Mr. Li or any of his Affiliates (as defined in the Articles) ceasing to be the ultimate direct or indirect beneficial owner of any issued and outstanding Class B Ordinary Shares.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to the Articles shall be effected by means of the automatic acquisition and cancellation by us of each relevant Class B Ordinary Share and the immediate issuance of a Class A Ordinary Share.

Any holder of our Preference Shares shall have the right by written election to us to convert all or any portion of the issued and outstanding Preference Shares held by such holder into such number of Class A Ordinary Shares as determined by dividing (a) the product of (x) the number of Preference Shares elected for conversion by such holder multiplied by (y) US$8.110360 per Preference Share (the “Deemed Subscription Price”), by (b) US$8.110360 per Class A Ordinary Share, as adjusted in accordance with the Articles (the “Conversion Price”) in effect immediately prior to such conversion.

Dividends

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Cayman Companies Act and the Articles, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors has and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of its business.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, we are a holding company and depends on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Shares. When making recommendations on the timing, amount and form of future dividends, if any, the board of directors will consider, among other things:

●	our results of operations and cash flow;

●	our expected financial performance and working capital needs;

●	our future prospects;

●	our capital expenditures and other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividends that may be imposed on us by financing arrangements;

●	statutory restrictions on the payment of dividends; and

●	general economic and business conditions.

If any dividends or other distributions are declared or paid in cash or other assets (except dividends or other distributions payable in Class A Ordinary Shares) by us on our Class A Ordinary Shares pursuant to the Articles, each holder of Preference Shares shall be entitled to, with respect to all Preference Shares held by such holder, such amount of dividends or other distributions that such holder would receive had such holder converted all its Preference Shares into the applicable number of Class A Ordinary Shares immediately prior to the record date for the determination of the holders entitled to such dividends or distributions.

Voting Rights

Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to a poll vote at our general meetings, and each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to a poll vote at our general meetings, and each Preference Share shall entitle the holder thereof to a number of votes equal to the number of Class A Ordinary Shares (rounded down to the nearest whole number) into which such Preference Share is convertible pursuant to the Articles. Our Class A Ordinary Shares, Class B Ordinary Shares and Preference Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in the Articles.

No shareholder shall be entitled to vote at any general meeting unless all calls, if any, or other sums presently payable by him in respect of shares carrying the right to vote held by him have been paid. On a poll, votes may be given either personally or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution is required to: amend the Articles; register by way of a continuation in a jurisdiction outside the Cayman Islands; merge or consolidate by way of a Cayman Islands statutory merger or consolidation; reduce our share capital or any capital redemption reserve in any manner authorized by law; change our company’s name; appoint an inspector to examine our affairs; recall a liquidation; or wind up voluntarily (provided that, if we are unable to pay our debts as they fall due, we may be wound up voluntarily by an ordinary resolution of the shareholders).

Transfer of Shares

Subject to the restrictions contained in the Articles and the rules or regulations of the Designated Stock Exchange (as defined in the Articles) or any relevant securities laws, any shareholder may transfer all or any of his or her Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our directors.

Subject to the rules of any Designated Stock Exchange and to any rights and restrictions for the time being attached to any Share, our directors shall not unreasonably decline to register any transfer of Shares, and shall upon making any decision to decline to register any transfer of Shares assign an appropriate reason therefor. If the directors refuse to register a transfer of any Share, our Secretary (as defined in the Articles) shall, within two months after the date on which the transfer request was lodged with us, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. In this context, it shall not be unreasonable for the directors to decline to register any transfer of a Share if such transfer would breach or cause a breach of (i) the rules of any Designated Stock Exchange on which the Shares may be listed; or (ii) applicable law or regulation at such times and for such periods as the directors may from time to time determine.

No holder of our Preference Shares may, without the prior written consent of the Company, sell, transfer, tender, pledge, assign or otherwise dispose of, directly or indirectly, any of the Preference Shares held by such holder.

Liquidation

In the event of any liquidation, the holders of our Preference Shares then issued and outstanding shall, with respect to each Preference Share held by such holder, be entitled to receive, prior to any distribution to the holders of Class A Ordinary Shares, Class B Ordinary Shares or any other class or series of Shares, such liquidation preference in an amount equal to the higher of (a) the Deemed Subscription Price, as adjusted for share dividends, share splits, share combinations, recapitalizations or similar events and (b) the aggregate value that such holder would have received with respect to such Preference Share had all holders of our Preference Shares, immediately prior to our liquidation, converted all Preference Shares then issued and outstanding into Class A Ordinary Shares at the Conversion Price in accordance with the relevant Articles (the aggregate amount of such liquidation preference with respect to all Preference Shares is referred to as the “Preference Amount”). If upon any liquidation the remaining assets available for distribution to the Shareholders shall be insufficient to pay the holders of the our Preference Shares the full Preference Amount, (a) the holders of the Preference Shares shall share ratably in any distribution of our remaining assets and funds in proportion to the respective full Preference Amount that would otherwise be payable to each holder in respect of such holder’s Preference Shares upon such liquidation if all amounts payable on or with respect to such Preference Shares were paid in full, and (b) we shall not make or agree to make, or set aside for the benefit of the holders of Class A Ordinary Shares or Class B Ordinary Shares, any payments to the holders of Class A Ordinary Shares or Class B Ordinary Shares.

Subject to any Preference Amount to which holders of our Preference Shares are entitled, if we are wound up, the liquidator may, (i) with the sanction of an ordinary resolution, divide among shareholders in specie or kind the whole or any part of our assets, and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as among the shareholders or different classes of shares; and (ii) with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, provided that no shareholder shall be compelled to accept any assets whereon there is any liability.

Subject to any Preference Amount to which holders of our Preference Shares are entitled, if we are wound up and our assets available for distribution among our shareholders are insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of our Shares held by them. If in a winding up the assets available for distribution among our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among the shareholders in proportion to the par value of our Shares (on an as converted to Class A Ordinary Shares basis) held by them at the commencement of the winding up, subject to a deduction from those Shares in respect of which there are monies due of all monies payable to us for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Shares. Any Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as our directors determine. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).

Warrants

Public Warrants and Sponsor Warrants

We have entered into the Assignment, Assumption and Amendment Agreement, pursuant to which each Bridgetown Warrant outstanding immediately prior to Closing ceased to be a warrant with respect to Bridgetown Class A Ordinary Shares and was assumed by us and converted into a warrant entitling the holder thereof to purchase one Class A Ordinary Share upon exercise.

Each whole warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing Date, provided that, unless an exemption under the Securities Act is otherwise available, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Ordinary Shares. In addition, we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants or Sponsor Warrants, unless the issuance of the shares upon such exercise is registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the exercising holder. Holders of these warrants may exercise their warrants only for a whole number of Class A Ordinary Shares. The Sponsor Warrants may also be exercised on a cashless basis so long as they are held by Sponsor or any of the Sponsor Permitted Transferees. We may, at our option, require holders who exercise Public Warrants to exercise such warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (i) if the Class A Ordinary Shares are at the time of the warrant exercise not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act or (ii) in connection with the redemption of the warrants, as described below.

Public Warrants and Sponsor Warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The warrants may be exercised on or prior to the expiration date. The warrant holders do not have the rights or privileges of holders of Class A Ordinary Shares and any voting rights until they exercise their warrants and receive Class A Ordinary Shares.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to the warrant holder.

We have filed a registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants. We will use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants. Notwithstanding the foregoing, if a registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants is not effective within a specified period following Closing, holders of Public Warrants may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders.

We have no obligation to notify holders of Public Warrants that they have become eligible for redemption and will not provide separate notice to the holders of Public Warrants at the time that they become exercisable. However, in the event we decide to redeem your Public Warrants, a notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the date fixed for redemption to the registered holders of the warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in such a manner shall be conclusively presumed to have been duly given.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are issued and outstanding and the dilutive effect on our shareholders. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The Sponsor Warrants are not redeemable by us so long as they are held by Sponsor or any of the Sponsor Permitted Transferees.

A holder of a Public Warrant or Sponsor Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

If the number of issued and outstanding Class A Ordinary Shares is increased by a capitalization payable in Class A Ordinary Shares, or by a subdivision of Class A Ordinary Shares or other similar events, then, on the effective date of such capitalization, subdivision or similar event, the number of Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Class A Ordinary Shares. A rights offering to holders of Class A Ordinary Shares entitling holders to purchase Class A Ordinary Shares at a price less than the fair market value will be deemed a capitalization of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, any consideration received for such rights will be taken into account, as well as any additional amount payable upon exercise or conversion, and (ii) “fair market value” means the volume weighted average price of Class A Ordinary Shares as reported during the ten trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are issued and outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Ordinary Shares on account of such Class A Ordinary Shares, other than in the circumstances set forth in the Assignment, Assumption and Amendment Agreement, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A Ordinary Share in respect of such event.

If the number of issued and outstanding Class A Ordinary Shares is decreased by a consolidation, combination or reclassification of Class A Ordinary Shares or other similar events, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Class A Ordinary Shares.

Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (ii) the denominator of which will be the number of Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Class A Ordinary Shares (other than those described above or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another entity or conversion of us as another entity (other than a consolidation or merger in which we are the continuing corporation and we are not a subsidiary of another entity whose shareholders did not own all or substantially all of the Class A Ordinary Shares in substantially the same proportions immediately before such transaction and that does not result in any reclassification or reorganization of our issued and outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are liquidated or dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Class A Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, or accepted such offer and all of the Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Assignment, Assumption and Amendment Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Assignment, Assumption and Amendment Agreement.

The Assignment, Assumption and Amendment Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then-issued and outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Assignment, Assumption and Amendment Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Assignment,

The Assumption and Amendment Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Class A Warrants

On October 14, 2022, CGCL executed a deed poll in respect of the issuance of warrants to certain holders to subscribe for Class A Ordinary Shares of CGCL (the “CGCL Class A Warrants,” and such deed, the “Initial Class A Warrant Instrument”). On the Closing Date, we executed a Class A Warrant Instrument, and each CGCL Class A Warrant outstanding immediately prior to the Closing Date was assumed by us and converted into a Class A Warrant. Upon issuance of the Class A Warrants pursuant to the terms of the Class A Warrant Instrument and the Business Combination Agreement, CGCL Class A Warrants, the Initial Class A Warrant Instrument and the Class A Warrant Supplemental Deed will be canceled, terminated and be of no further force or effect. On the Closing Date, we also entered into a Class A Warrant Agreement with Continental, as the warrant agent, with the terms of the Class A Warrant Instrument incorporated.

If, during the exercise period, an order is made or an effective resolution is passed for the winding-up or dissolution of us (except for the purpose of implementing a reconstruction, amalgamation or scheme of arrangement on terms previously sanctioned by a special resolution), each holder of Class A Warrants will be treated as if, immediately before the date of such order or resolution, such warrant holder had exercised all of its Class A Warrants and will be entitled to receive out of the assets that would otherwise be available in the liquidation such sum (if any) as such warrant holder would have received had such warrant holder been the holder of the Class A Ordinary Shares to which such warrant holder would have become entitled by virtue of such exercise, after deducting from such sum an amount equal to the exercise price that would have been payable upon such exercise.

Holders of Class A Warrants may not assign or transfer any rights or obligations under such warrants without the prior written consent of the Company, except if such warrants are assigned or transferred to an affiliate of such warrant holder that falls within the scope of permitted transferees set forth in the Class A Warrant Instrument.

The rights attached to Class A Warrants may from time to time be altered or abrogated with the consent of a majority of the holders of not less than 75% of Class A Warrants by an instrument by way of a deed poll executed by us and expressed to be supplemental to Class A Warrant Instrument. Modifications to Class A Warrant Instrument that are of a formal, minor or technical nature, or made to correct a manifest error, may be effected by an instrument by way of deed poll executed by us and expressed to be supplemental to the Class A Warrant Instrument.

The Class A Warrant Agreement provides that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. The Class A Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

C Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report.

D Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Securities.

U.S. Federal Income Tax Considerations to U.S. Holders

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Class A Ordinary Shares and Public Warrants (the “Securities”). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	S-corporations, partnerships and other pass-through entities or arrangements;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our shares by vote or value;

●	persons that acquired our Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

●	persons that hold our Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of our Securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Securities, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding our Securities, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR SECURITIES. HOLDERS OF OUR SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Taxation of Distributions

As stated under “—Dividend Policy,” we do not anticipate paying any cash distributions on Class A Ordinary Shares in the foreseeable future. However, subject to the possible applicability of the PFIC rules discussed below under “Passive Foreign Investment Company Status,” if we do make a distribution of cash or other property on Class A Ordinary Shares, a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Public Warrants” below). We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends will generally be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Public Warrants” below) provided that Class A Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Public Warrants

Subject to the PFIC rules described below under “Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of Class A Ordinary Shares or Public Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Public Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Public Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Exercise, Lapse or Redemption of a Public Warrant

Subject to the PFIC rules described below under “Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will generally not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Public Warrant for cash. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Public Warrant will generally be an amount equal to the sum of the U.S. Holder’s tax basis in the Public Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Public Warrant and will not include the period during which the U.S. Holder held the Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Public Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of Public Warrants (including after we provide notice of our intent to redeem Public Warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Public Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the warrants.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Public Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Public Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered a number of Public Warrants having an aggregate value equal to the exercise price for the total number of warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants deemed exercised and the U.S. Holder’s tax basis in such Public Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Public Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Exercise, Lapse or Redemption of a Public Warrant.”

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Public Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section titled “Description of Securities—Warrants” in Exhibit 2.1 to this annual report. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Public Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Public Warrants to the extent that such distribution is treated as a dividend.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of Class A Ordinary Shares and Public Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

With certain exceptions, the Class A Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Class A Ordinary Shares. Based on our operations, composition of assets and income, and market capitalization, it is possible that we could qualify as a PFIC for the 2023 taxable year, however, given the limited information we have to date, it is uncertain whether we are expected to qualify as a PFIC beginning January 1, 2024 or for subsequent taxable years. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Public Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable purging election, or a mark-to-market election, such U.S. Holder would generally be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Public Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Public Warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Ordinary Shares (but not Public Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

A U.S. Holder may not make a QEF election with respect to its Public Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Public Warrants (other than upon exercise of such Public Warrants for cash) and we were a PFIC at any time during the U.S. Holder’s holding period of such Public Warrants, any gain recognized will generally be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Public Warrants properly makes and maintains a QEF election with respect to the newly acquired Class A Ordinary Shares (or has previously made a QEF election with respect to Class A Ordinary Shares), the QEF election will apply to the newly acquired Class A Ordinary Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Public Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, we will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of our earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, we must also be determined to be a “controlled foreign corporation” as defined by the Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the Class A Ordinary Share acquired upon the exercise of the warrants solely for purposes of the PFIC rules. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are a PFIC.

Alternatively, if we are a PFIC and the Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder will generally include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Public Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Class A Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares and Public Warrants should consult their tax advisors concerning the application of the PFIC rules to Securities under their particular circumstances.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of a Security.

We have been incorporated under the laws of the Cayman Islands as an exempted company limited by shares and, as such, have obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (as amended) of the Cayman Islands, the following undertaking has been given to the Company:

(a)	that no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The concessions apply for a period of THIRTY years from the 17th day of April 2023.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

F Dividends and Paying Agents

Not applicable.

G Statement by Experts

Not applicable.

H Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://investors.moneyherogroup.com/. The information on, or that can be accessed through, our website is not part of this annual report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency, credit and liquidity risks in the ordinary course of our business. For more information about financial risks to which we are exposed, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in us incurring a financial loss. We are exposed to credit risk from our operating and financing activities, which arises principally from our accounts receivable and cash and cash equivalents. We trade mainly with recognized and creditworthy third parties. Our trading terms with customers are mainly on credit. The credit period is generally one to three months. Customers who wish to trade on credit terms are normally subject to credit verification procedures. Receivable balances are monitored on an ongoing basis. As of December 31, 2022 and 2023, we had accounts receivable of US$9.7 million and US$17.2 million, respectively.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates. As we operate in several markets in Greater Southeast Asia, we are exposed to foreign exchange risk arising from foreign currency transactions. Our operating units may have financial instruments denominated in currencies other than their respective functional currencies and are therefore exposed to foreign currency risk, as the value of the financial instruments denominated in other currencies will fluctuate due to changes in exchange rates. We do not hedge foreign currency exposures. Our senior management monitors and manages our foreign currency risk exposure position on an ongoing basis.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. In order to manage our liquidity risk and ensure that there are adequate funds to meet our liquidity requirements in the short and longer terms, we monitor our risk to shortage of funds and regularly evaluate the maturity of both our financial liabilities and financial assets and projected cash flows from operations. As of December 31, 2023, we had current liabilities of US$35.7 million, primarily consisting of accounts payable, other payables and accruals and warrant liabilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A Debt Securities

Not applicable.

B Warrants and Rights

See Exhibit 2.1 to this annual report.

C Other Securities

Not applicable.

D American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC and (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

We have initiated a series of measures to address the identified material weaknesses. For instance, during the year ended December 31, 2023, we have recruited personnel with experience and knowledge in IFRS and SEC reporting to strengthen the financial reporting function and established a financial reporting control framework. Furthermore, we have conducted various training sessions for our finance team members on IFRS knowledge and enhanced the availability of technical accounting resources for our finance staff. Additionally, we have revised and updated our financial accounting policy manual subsequent to the reporting year-end.

In addition to the aforementioned efforts, we are in the process of implementing a number of measures to address the material weaknesses identified, including, among other things: (i) hiring additional qualified individuals with relevant experience and qualifications in IFRS and SEC reporting, (ii) implementing regular and standardized training programs on IFRS and SEC reporting for our accounting personnel, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting standards, and (iv) updating, communicating, and implementing the financial accounting policy manual for our accounting personnel regarding recurring transactions and period-end closing procedures. Nonetheless, we cannot guarantee the continued implementation of these measures in the future, or that we will not identify additional material weaknesses in the future.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Daniel Wang, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairperson of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly and in compliance with applicable laws and regulations. Our Code of Ethics sets out the principles designed to guide our business practices with integrity, respect and dedication. The code applies to all of our directors, officers and employees. We expect our business partners to follow the principles set forth in the code when providing goods and services to us or acting on our behalf.

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2023, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2023	2022
	US$	US$
Audit fees(1)	1,740,900	333,450
Audit-related fees(2)	-	-
Tax fees(3)	203,897	135,663
All other fees	-	-
Total	1,944,797	469,113

Notes:

(1)	Represents the aggregate fees billed for the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and limited review procedures of quarterly financial results.

(2)	Represents the aggregate fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

(3)	Represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and other service provided by Ernst & Young as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements. As of March 31, 2024, Sponsor, the sole member of which is indirectly wholly owned by Mr. Li, directly held 30.6% of the equity interest and 78.3% of the voting power in our Company (not taking into account any Class A Ordinary Shares issuable upon exercise of Sponsor Warrants). As a result of Sponsor’s majority voting power, which gives it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this prospectus), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. We currently do not intend to take advantage of these exemptions, subject to application of our home country corporate governance practices as outlined below. However, we cannot guarantee that this may not change going forward. For more details on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.”

Furthermore, we qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. For more details on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities— We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to United States domestic public companies.”

In addition, as a foreign private issuer, we are permitted to follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. We currently rely, and expect to continue to rely, on the foreign private issuer exemption with respect to Nasdaq Rule 5605(e), Nasdaq Rule 5605(b)(1), Nasdaq Rule 5605(b)(2), Nasdaq Rule 5605(c)(2)(A), Nasdaq Rule 5605(d)(2), Nasdaq Rule 5620(a) and Nasdaq Rule 5635 and instead follow the home country practices. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards applicable to domestic U.S. companies. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance standards” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members and employees, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading compliance policy has been filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures intended to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, testing of aspects of our security posture internally, an incident response program and periodic cybersecurity awareness training for employees. Our IT department regularly monitors the performance of platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The board of directors is ultimately responsible for overseeing the Company’s cybersecurity risk management and being informed on risks from cybersecurity threats. The audit committee periodically reviews our cybersecurity risks and controls with management and our external auditor (as appropriate).

At the management level, we have established a cyber security steering committee, which consists of two top executives, the general counsel, and is chaired by the head of the information security office. Our current head of the information security office is Glenn Peralta, who has over a decade of extensive worldwide experience in the public and private sectors, specialized in securing and ensuring compliance of highly complex technology environments for global organizations within multiple sectors. Our cyber security steering committee reports to the board of directors on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our information security office, together with relevant members of the internal security incident response team, will promptly organize relevant personnel for internal assessment and, depending on the situation, may seek the opinions of external experts and/or legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, the investigation and assessment results will be promptly reported by the cyber security steering committee to the audit committee and/or the board of directors who will provide assistance on determining the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, the cyber security steering committee shall promptly prepare disclosure materials for review and approval by the board of directors before it is disseminated to the public.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of MoneyHero Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
2.1*	Description of Securities of the Registrant
2.2	Form of specimen share certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.3	Form of specimen warrant certificate of Public Warrants and Sponsor Warrants (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.4	Form of specimen warrant certificate of Class A Warrants (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.5	Form of specimen warrant certificate of Class C-1 Warrants (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.6	Form of specimen warrant certificate of Class C-2 Warrants (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.7	Assignment, Assumption and Amendment Agreement, dated as of May 25, 2023, by and among Continental Stock Transfer & Trust Company, MoneyHero Limited and Bridgetown Holdings Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.1	Business Combination Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited, Gemini Merger Sub 1, Gemini Merger Sub 2 and CompareAsia Group Capital Limited (included as Annex A to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.2	Company Holders Support Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited, CompareAsia Group Capital Limited and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.3	Sponsor Support Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.4	Registration Rights Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, MoneyHero Limited and the undersigned parties listed as “Holders” thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.5	CGCL Class A Warrant Supplemental Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, CompareAsia Group Capital Limited and MoneyHero Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.6	CGCL Class C Warrant Supplemental Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, CompareAsia Group Capital Limited and MoneyHero Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.7	Form of Class A Warrant Instrument (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.8	Form of Class C-1 Warrant Instrument (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)

4.9	Form of Class C-2 Warrant Instrument (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.10	Call Option Agreement, dated as of May 25, 2023, by and between MoneyHero Limited and PCCW Media International Limited (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.11	Fee Letter, dated May 25, 2023, issued by Bridgetown LLC and BTN Investments LLC to MoneyHero Limited and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.12	Working Capital Loan Capitalization Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.13	2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
4.14	Loan Note Purchase Agreement, dated October 14, 2022, by and among CompareAsia Group Capital Limited and the holders signatory thereto (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.15	Amendment to Loan Note Purchase Agreement, dated December 21, 2022, by and among CompareAsia Group Capital Limited and the holders signatory thereto (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.16	Deed Poll, dated October 14, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.17	Supplemental Deed in relation to Deed Poll dated October 14, 2022, dated December 21, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.18	Second Supplemental Deed in relation to Deed Poll dated October 14, 2022, as amended and supplemented by a supplemental deed dated December 21, 2022, dated May 25, 2023 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.19	Form of Class A Warrant Agreement (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.20	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.6 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
11.1*	Code of Ethics
11.2*	Insider Trading Policy
12.1*	Certificate of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young, an independent registered public accounting firm for MoneyHero Limited
21.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MoneyHero Limited

	By:	/s/ Shaun Kraft
	Name:	Shaun Kraft
Date: April 29, 2024	Title:	Chief Financial Officer and Chief Operating Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MONEYHERO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MoneyHero Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MoneyHero Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and other comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2015.

Hong Kong, The People’s Republic of China

April 29, 2024

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Notes	2023	2022	2021
		US$	US$	US$

REVENUE	5	80,671,081	68,132,256	61,882,481

Cost and expenses:
Cost of revenue		(43,929,982)	(33,881,248)	(29,880,855)
Advertising and marketing expenses		(16,244,958)	(16,473,378)	(15,624,780)
Technology costs		(9,522,437)	(6,554,254)	(5,058,948)
Employee benefit expenses		(24,931,493)	(34,289,879)	(29,553,721)
General, administrative and other operating expenses		(16,725,243)	(13,854,809)	(8,000,759)
Foreign exchange differences, net		656,605	(4,051,710)	(2,993,005)

Operating loss		(30,026,427)	(40,973,022)	(29,229,587)

Other income/(expenses):
Other income	5	877,514	181,509	140,725
Share-based payment on listing	27	(67,027,178)	-	-
Finance costs	7	(19,028,007)	(7,800,597)	(1,702,457)
Changes in fair value of financial instruments		(57,333,432)	(1,101,484)	(178,859)

LOSS BEFORE TAX	6	(172,537,530)	(49,693,594)	(30,970,178)

Income tax (expense)/credit	9	(62,983)	251,779	38,173

LOSS FOR THE YEAR		(172,600,513)	(49,441,815)	(30,932,005)

OTHER COMPREHENSIVE (LOSS)/INCOME

Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(820,391)	3,088,057	2,340,885

Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement (losses)/gains on defined benefit plan		(29,965)	42,103	27,292

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR, NET OF TAX		(850,356)	3,130,160	2,368,177

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(173,450,869)	(46,311,655)	(28,563,828)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	34

Basic and diluted		(17.92)	(102.43)	(143.21)

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2023 AND 2022

	Notes	2023	2022
		US$	US$
NON-CURRENT ASSETS
Goodwill	10	-	-
Intangible assets	11	7,294,083	14,406,672
Property and equipment	12	190,489	293,613
Right-of-use assets	13	589,721	778,414
Deposits	16	26,072	128,927
Total non-current assets		8,100,365	15,607,626

CURRENT ASSETS
Accounts receivable	14	17,236,384	9,684,035
Contract assets	15	16,024,969	11,140,109
Prepayments, deposits and other receivables	16	4,855,371	3,523,947
Tax recoverable		388	22,386
Pledged bank deposits	17	188,745	195,883
Cash and cash equivalents	17	68,641,016	24,077,695
Total current assets		106,946,873	48,644,055

CURRENT LIABILITIES
Accounts payable	18	23,839,894	16,653,695
Other payables and accruals	19	9,381,722	6,553,317
Convertible loans	20	-	-
Interest-bearing borrowings	21	-	-
Other derivative financial instruments	20, 21	-	2,796,131
Warrant liabilities	22	1,839,808	12,449,145
Lease liabilities	13	574,630	492,735
Provisions	23	71,872	66,118
Total current liabilities		35,707,926	39,011,141

NET CURRENT ASSETS		71,238,947	9,632,914

TOTAL ASSETS LESS CURRENT LIABILITIES		79,339,312	25,240,540

NON-CURRENT LIABILITIES
Lease liabilities	13	31,431	292,952
Other payables	19	-	208,698
Interest-bearing borrowings	21	-	8,745,192
Deferred tax liabilities	24	29,272	35,540
Provisions	23	194,260	136,278
Total non-current liabilities		254,963	9,418,660

NET ASSETS		79,084,349	15,821,880

continued/…

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

AS AT DECEMBER 31, 2023 AND 2022

	Notes	2023	2022
		US$	US$
EQUITY
Issued capital	25	4,200	2,020
Reserves	28	79,080,149	15,819,860

TOTAL EQUITY		79,084,349	15,821,880

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

		Issued	Share	Capital, warrant and other		Share option		Retirement benefit	Exchange fluctuation	Accumulated
	Notes	capital	premium	reserves		reserve		reserve	reserve	losses	Total
		US$	US$	US$		US$		US$	US$	US$	US$
At December 31, 2022 and at January 1, 2023		2,020	148,113,631	23,747		30,967,747		69,395	2,465,576	(165,820,236)	15,821,880
Loss for the year		-	-	-		-		-	-	(172,600,513)	(172,600,513)
Other comprehensive loss for the year:
Exchange differences on translation of foreign operations		-	-	-		-		-	(820,391)	-	(820,391)
Remeasurement losses on defined benefit plan, net of tax		-	-	-		-		(29,965)	-	-	(29,965)

Total comprehensive loss for the year		-	-	-		-		(29,965)	(820,391)	(172,600,513)	(173,450,869)

Scrip dividend for Preference Shares	25	46	(46)	-		-		-	-	-	-
Shares issued pursuant to share-based payment arrangement		3	2,358,717	-		(2,358,720)		-	-	-	-
Shares issued upon exercise of Class C warrants	22, 25	2,718	51,347,266	-		-		-	-	-	51,349,984
Capital Reorganization - Share Exchange	1, 25	(3,317)	3,317	-		-		-	-	-	-
Repurchase and cancellation of Old Class A Ordinary Shares		-	(14,170)	-		-		-	-	-	(14,170)
Capital Reorganization - Shares issued to acquire net assets of Bridgetown	27	2,497	153,544,381	-		-		-	-	-	153,546,878
Reclassification of warrant liabilities	22	-	-	12,049,646		-		-	-	-	12,049,646
Shares issued for the settlement of expenses	25(d), 26	32	499,968	-		-		-	-	-	500,000
Shares issued upon the exercise of call option for loan notes	25(c)	201	12,332,834	-		-		-	-	-	12,333,035
Reclassification of liabilities for long-term employee benefits	19(a)	-	-	318,921		-		-	-	-	318,921
Equity-settled share option arrangements	26	-	-	-		6,629,044		-	-	-	6,629,044

At December 31, 2023		4,200	368,185,898 *	12,392,314	*	35,238,071	*	39,430 *	1,645,185 *	(338,420,749)*	79,084,349

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

		Issued	Share		Capital, warrant and other		Share option		Retirement benefit		Exchange fluctuation		Accumulated
	Notes	capital	premium		reserves		reserve		reserve		reserve		losses	Total
		US$	US$		US$		US$		US$		US$		US$	US$
At December 31, 2021 and at January 1, 2022		265	108,515,276	*	23,747	*	16,536,912	*	27,292	*	(622,481	)*	(116,378,421)*	8,102,590
Loss for the year		-	-		-		-		-		-		(49,441,815)	(49,441,815)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations		-	-		-		-		-		3,088,057		-	3,088,057
Remeasurement gains on defined benefit plan, net of tax		-	-		-		-		42,103		-		-	42,103

Total comprehensive loss for the year		-	-		-		-		42,103		3,088,057		(49,441,815)	(46,311,655)

Issue of shares	25	1,755	39,598,355		-		-		-		-		-	39,600,110
Equity-settled share option arrangements	26	-	-		-		14,430,835		-		-		-	14,430,835

At December 31, 2022		2,020	148,113,631	*	23,747	*	30,967,747	*	69,395	*	2,465,576	*	(165,820,236)*	15,821,880

At January 1, 2021		265	108,515,276		23,747		7,184,050		-		(2,963,366)		(85,446,416)	27,313,556
Loss for the year		-	-		-		-		-		-		(30,932,005)	(30,932,005)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations		-	-		-		-		-		2,340,885		-	2,340,885
Remeasurement gains on defined benefit plan, net of tax		-	-		-		-		27,292		-		-	27,292

Total comprehensive loss for the year		-	-		-		-		27,292		2,340,885		(30,932,005)	(28,563,828)

Equity-settled share option arrangements	26	-	-		-		9,352,862		-		-		-	9,352,862

At December 31, 2021		265	108,515,276	*	23,747	*	16,536,912	*	27,292	*	(622,481	)*	(116,378,421)*	8,102,590

*	These reserves accounts comprise the consolidated reserves of US$79,080,149 (2022: US$15,819,860; 2021: US$8,102,325) in the consolidated statement of financial position.

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Notes	2023	2022	2021
		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(172,537,530)	(49,693,594)	(30,970,178)
Adjustments for:
Finance costs	7	19,028,007	7,800,597	1,702,457
Interest income	5	(872,503)	(28,043)	(14,734)
Gain on disposal of items of property and equipment, net	5	(3,690)	(4,539)	(542)
Loss on lease modifications	13(c)	-	65,406	-
Depreciation of property and equipment	12	218,471	328,438	335,971
Depreciation of right-of-use assets	13(a)	743,956	871,157	784,029
Amortization of intangible assets	11	6,202,250	3,589,155	2,780,348
Impairment of intangible assets	11	3,105,507	1,450,781	-
Impairment of goodwill	10	-	4,382,926	-
Equity-settled share option expense	6	6,629,044	14,430,835	9,352,862
Other equity-settled transactions	6	500,000	882,115	-
Share-based payment on listing	27	67,027,178	-	-
Gain on derecognition of convertible loans and bridge loan	6	-	(135,031)	-
Changes in fair value of financial instruments, net	6	57,333,432	1,101,484	178,859
Other long-term employee benefits expense/(credit)	6	109,702	(4,951,482)	(240,028)
Retirement benefits expense	6	56,672	75,376	156,279
Unrealized foreign exchange difference, net		(895,392)	3,389,441	2,746,780
Provision for expected credit losses	6	3,757	-	53,558
Reversal of provision for expected credit losses	6	(1,558)	(14,242)	(26,898)

		(13,352,697)	(16,459,220)	(13,161,237)
(Increase)/decrease in accounts receivable		(7,396,057)	5,351,533	(7,310,022)
(Increase)/decrease in prepayments, deposits and other receivables		(1,196,743)	(728,924)	445,085
Increase in contract assets		(4,759,157)	(2,618,240)	(3,834,058)
Increase in accounts payable		6,957,443	736,264	5,338,141
Payment for reinstatement of terminated lease		(33,977)	-	-
Increase/(decrease) in other payables and accruals		2,764,508	(834,285)	4,184,924

Cash used in operations		(17,016,680)	(14,552,872)	(14,337,167)
Interest paid		(48,363)	(42,130)	(48,171)
Income tax refunded		22,338	-	-
Retirement benefits paid		-	(14,402)	-

Net cash flows used in operating activities		(17,042,705)	(14,609,404)	(14,385,338)

continued/…

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Notes	2023	2022	2021
		US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		859,454	15,905	5,207
Purchases of items of property and equipment	12	(117,337)	(254,925)	(281,832)
Proceeds from disposal of items of property and equipment		6,104	9,002	542
Additions to intangible assets	11	(2,097,621)	(4,734,550)	(5,166,059)
Decrease/(increase) in pledged bank deposits		7,138	(10,775)	(32,971)

Net cash flows used in investing activities		(1,342,262)	(4,975,343)	(5,475,113)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible loans	29	-	12,656,069	-
Proceeds from bridge loan	29	-	7,000,000	13,150,000
Settlement of bridge loan	29	-	(6,390,000)	-
Proceeds from loan notes	29	5,000,000	22,397,271	-
Proceeds from Capital Reorganization, net	27	91,513,464	-	-
Settlement of loan notes	29	(32,720,827)	-	-
Principal portion of lease payments	29	(730,908)	(873,308)	(785,494)
Payment of other finance costs		-	-	(780,000)

Net cash flows from financing activities		63,061,729	34,790,032	11,584,506

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		44,676,762	15,205,285	(8,275,945)
Cash and cash equivalents at beginning of year		24,077,695	9,190,286	17,610,635
Effect of foreign exchange rate changes, net		(113,441)	(317,876)	(144,404)

CASH AND CASH EQUIVALENTS AT END OF YEAR		68,641,016	24,077,695	9,190,286

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION

MoneyHero Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on March 21, 2023 to facilitate the public listing (“Capital Reorganization”) of CompareAsia Group Capital Limited (“CGCL”). The registered office of the Company is located at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal place of business of the Company is located at 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

The Company and its subsidiaries (collectively, the “Group”) was primarily involved in the operation of online comparison platforms for banking, insurance and other financial products, the provision of advertising and marketing services and insurance brokerage services.

Capital Reorganization

The Capital Reorganization (see note 27) was effectuated by:

○	a special purpose acquisition company (“SPAC”) Bridgetown Holdings Limited (“Bridgetown”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), merging on October 12, 2023 (“Closing Date”) with Gemini Merger Sub 1 Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company; with Gemini Merger Sub 1 Limited surviving and remaining as a wholly-owned subsidiary of the Company (“Initial Merger”);

○	Gemini Merger Sub 2 Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company, merging with CGCL on October 12, 2023; with CGCL surviving and becoming a wholly-owned subsidiary of the Company; and

○	the Company becoming a publicly traded company on NASDAQ on October 13, 2023.

In connection with this Capital Reorganization, the Company acquired the ordinary shares, preference shares and warrants of CGCL on the Closing Date by way of exchanging 10,254,474 Class A ordinary shares and 4,450,419 Preference Shares of the Company for the 33,379,256 ordinary shares and 14,486,506 preference shares of CGCL outstanding as of the Closing Date at an exchange ratio of 0.307212 (“Share Exchange”); and exchanging 20,067,574 private warrants of the Company for 20,067,574 warrants of CGCL (“CGCL Warrants”). The Company acquired the ordinary shares and warrants of Bridgetown on the Closing Date by way of exchanging an aggregate of 24,515,133 Class A and Class B ordinary shares, 19,833,035 public warrants and 6,449,936 sponsor warrants of the Company for the 24,515,133 ordinary shares and 26,282,971 warrants of Bridgetown (“Bridgetown Warrants”), as well as the issuance of 451,839 Class A ordinary shares of the Company to settle certain working capital loans of Bridgetown, as of the Closing Date. On October 13, 2023, the Company’s ordinary shares and public warrants commenced trading on NASDAQ using the symbol “MNY” and “MNYWW”, respectively.

The Capital Reorganization is not within the scope of IFRS 3 Business Combination as Bridgetown does not meet the definition of a business in accordance with IFRS 3. The Capital Reorganization is treated as the equivalent of the Company issuing shares at the closing of the Capital Reorganization for the net assets of Bridgetown as of the Closing Date. The net assets of Bridgetown are recorded at cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of Bridgetown’s shares of US$6.15 per share (market price of Bridgetown’s ordinary shares at the Closing Date) over the fair value of Bridgetown’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares in accordance with IFRS 2 Share-based Payment.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

This amounts to approximately US$67,027,000 which is expensed to profit or loss as a share listing expense and considered non-recurring in nature.

Prior to the Capital Reorganization, the audited consolidated financial statements for the year ended December 31, 2022 were issued for CGCL, which is the predecessor to the Company for financial reporting purposes. The Company had no operations prior to the Capital Reorganization. As a result of the Capital Reorganization, CGCL became a wholly-owned subsidiary of the Company. The comparable consolidated financial statements as of December 31, 2022 and for the years ended December 31, 2022 and 2021 represent the consolidated financial statements of CGCL and its subsidiaries. These consolidated financial statements have been presented as a continuation of the consolidated financial information of the CGCL Group, except for the capital structure (see note 27). All information related to the numbers of ordinary and preference shares, share options and warrants disclosed in the consolidated financial statements were adjusted retrospectively to reflect the current capital structure, unless otherwise stated.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries as at the date of this financial statements are as follows:

			Percentage
			of equity
	Place of		attributable to
	incorporation	Issued	the Company		Principal
Name	and business	share capital	Direct	Indirect	activities
CompareAsia Group Capital Limited	Cayman Islands	US$0.01	100	-	Investment holding

CompareAsia Group Limited	Hong Kong	HK$1	-	100	Investment holding and management services to group companies

CAG Regional Limited	Hong Kong	HK$1	-	100	Provision of management and administrative services to group companies

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

Information about subsidiaries (continued)

			Percentage
			of equity
	Place of		attributable to
	incorporation	Issued	the Company		Principal
Name	and business	share capital	Direct	Indirect	activities
CAG Regional Singapore Pte. Ltd	Singapore	SGD2,059,066	-	100	Provision of information technology support and management services to group companies

Compargo Malaysia Sdn. Bhd.	Malaysia	MYR500,000	-	100	Provision of financial comparison services via online platform

Ekos Limited	Hong Kong	HK$1	-	100	Provision of business administration, software and technology services

Ekos Inc.	Philippines	PHP10,000,000	-	100	Provision of business administration, software and technology services

Ekos Pte. Ltd.	Singapore	SGD1	-	100	Provision of business administration, software and technology services

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

Information about subsidiaries (continued)

			Percentage
			of equity
	Place of		attributable to
	incorporation	Issued	the Company		Principal
Name	and business	share capital	Direct	Indirect	activities
MoneyGuru Philippines Corporation	Philippines	PHP9,200,000	-	100	Provision of financial comparison services via online platform

MoneyHero Insurance Brokerage, Inc.	Philippines	PHP40,000,000	-	100	Provision of insurance brokerage services

MoneyHero Insurance Brokers Limited	Hong Kong	HK$17,400,000	-	100	Provision of insurance brokerage services

MoneyHero Global Limited	Hong Kong	HK$4,085,155	-	100	Provision of financial comparison services via online platform

Singsaver Insurance Brokers Pte. Ltd.	Singapore	SGD1,060,001	-	100	Provision of insurance brokerage services

Singsaver Pte. Ltd.	Singapore	SGD100,000	-	100	Provision of financial comparison services via online platform

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

Information about subsidiaries (continued)

			Percentage
			of equity
	Place of		attributable to
	incorporation	Issued	the Company		Principal
Name	and business	share capital	Direct	Indirect	activities
Seedly Pte. Ltd	Singapore	SGD2,950,181	-	100	An online platform specializing in personal finance community and product comparison

理財一零一有限公司 (Money101 Limited*)	Taiwan	TWD5,000,000	-	100	Provision of financial comparison services via online platform

*	English translation for identification purpose only

2.1	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which include all International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations) as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention except for the derivative financial instruments that are stated at their fair value as explained in the accounting policies set out in note 2.4. The financial statements are presented in United States dollars (“US$”).

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.1	BASIS OF PREPARATION (continued)

Basis of consolidation (continued)

Generally, there is a presumption that a majority of voting rights results in control. When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;
(b)	rights arising from other contractual arrangements; and
(c)	the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive (loss)/income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, any non-controlling interest and exchange fluctuation reserves; and recognizes the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive (loss)/income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

IFRS 17	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International Tax Reform – Pillar Two Model Rules

Except for the below, the application of the above new or amendments to IFRSs has had no material impact on the Group’s financial performance and position for the current and prior periods and/or the disclosures set out in these consolidated financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(a)	Amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 Making Materiality Judgements provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. The Group has disclosed the material accounting policy information in note 2 to the financial statements. The amendments did not have any impact on the measurement, recognition or presentation of any items in the Group’s financial statements.

(b)	Amendments to IAS 8 clarify the distinction between changes in accounting estimates and changes in accounting policies. Accounting estimates are defined as monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. Since the Group’s approach and policy align with the amendments, the amendments had no impact on the Group’s financial statements.

(c)	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction narrow the scope of the initial recognition exception in IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognize a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for temporary differences arising from these transactions.

Upon the application of the amendments, the Group has determined the temporary differences arising from right-of-use assets and lease liabilities separately, which have been reflected in the reconciliation disclosed in note 24 to the financial statements. However, they did not have any material impact on the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualified for offsetting under IAS 12.

(d)	Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development. The amendments also introduce disclosure requirements for the affected entities to help users of the financial statements better understand the entities’ exposure to Pillar Two income taxes, including the disclosure of current tax related to Pillar Two income taxes separately in the periods when Pillar Two legislation is effective and the disclosure of known or reasonably estimable information of their exposure to Pillar Two income taxes in periods in which the legislation is enacted or substantively enacted but not yet in effect. Since the Group did not fall within the scope of the Pillar Two model rules, the amendments did not have any impact to the Group.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback[1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)[1]
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”) [1]
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements[1]
Amendments to IAS 21	Lack of Exchangeability[2]

[1]	Effective for annual periods beginning on or after January 1, 2024

[2]	Effective for annual periods beginning on or after January 1, 2025

[3]	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively and are not expected to have any significant impact on the Group’s financial statements.

Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual periods beginning on or after January 1, 2024 and shall be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period. The amendments shall be applied retrospectively with early application permitted. An entity that applies the 2020 Amendments early is required to apply simultaneously the 2022 Amendments, and vice versa. The Group is currently assessing the impact of the amendments and whether existing loan agreements may require revision. Based on a preliminary assessment, the amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Earlier application of the amendments is permitted. The amendments provide certain transition reliefs regarding comparative information, quantitative information as at the beginning of the annual reporting period and interim disclosures. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. Earlier application is permitted. When applying the amendments, an entity cannot restate comparative information. Any cumulative effect of initially applying the amendments shall be recognized as an adjustment to the opening balance of retained profits or to the cumulative amount of translation differences accumulated in a separate component of equity, where appropriate, at the date of initial application. The amendments are not expected to have any significant impact on the Group’s financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value measurement

The Group measures its derivative financial instruments and warrant liabilities at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Fair value measurement (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2	-	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3	-	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person
(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:
(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The estimated useful lives used for this purpose are as follows:

Leasehold improvements	Over the shorter of the lease terms and 2 to 3 years
Furniture, fixtures and office equipment	3 to 5 years
Computer equipment	2 to 3 years

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Property and equipment and depreciation (continued)

An item of property and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Computer software and other intangible assets are stated at cost less any impairment losses and are amortized on the straight-line basis over their estimated useful lives of 2 years and 10 years respectively.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of loss and other comprehensive (loss)/income.

Development costs

The Group undertakes research and development activities and incurs corresponding expenditures with a view to improving its existing platforms. Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred.

Expenditures on development activities, whereby research findings are applied to a plan or a design for substantially enhanced platform, are capitalized if the enhanced platform are technically and commercially feasible, the Group intends to complete and has sufficient resources to complete development, future economic benefits are probable and the Group can reliably measure the expenditures attributable to the intangible asset during its development.

The expenditures capitalized includes contractor costs and direct labor costs. Capitalized development expenditures are stated at cost less any impairment losses and are amortized using the straight-line basis over three or five years, commencing from the date when the intangible asset is available for use. Other development costs that do not meet these criteria, as well as ongoing maintenance and costs associated with routine upgrades and enhancements are recognized as an expense as incurred. Subsequent expenditures on capitalized intangible assets are capitalized only when it increases the economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed when incurred.

When intangible assets under development are no longer useable or development is abandoned, they are written off to their recoverable amount of nil.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease terms.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and laptop computers that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

Purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

Subsequent measurement - Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information. The Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

General approach (continued)

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable which apply the simplified approach as detailed below.

Stage 1 -	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 -	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 -	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For accounts receivable that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement

Financial liabilities of the Group are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings and payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Financial liabilities (continued)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in profit or loss. The net fair value gain or loss recognized in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognized in the profit or loss, except for the gains or losses arising from the Group’s own credit risk which are presented in other comprehensive (loss)/income with no subsequent reclassification to profit or loss. The net fair value gain or loss recognized in the profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities at amortized cost (trade and other payables, and loans and borrowings)

After initial recognition, trade and other payables, and interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in profit or loss.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Financial liabilities (continued)

Convertible loans

The component of convertible loans that exhibits characteristics of a liability is recognized as a liability in the consolidated statement of financial position, net of transaction costs. On issuance of convertible loans, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a liability on the amortized cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognized and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years. Transaction costs are apportioned between the liability and equity components of the convertible loans based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

If the conversion option of a convertible loan exhibits characteristics of an embedded derivative, on initial recognition, the derivative component of the convertible loan is bifurcated at fair value and presented as other derivative financial instruments and is subsequently measured at fair value through profit or loss. The financial liability host instrument is initially measured based on the residual of the excess of proceeds over the amount initially recognized as the embedded derivative. The financial liability host instrument is carried at amortized cost. Transaction costs for convertible loans with embedded derivatives are allocated to the liability component of the convertible loans.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Warrant liabilities

Bridgetown Warrants which were exchanged for warrants of the Company are classified as liabilities. They are initially recognized at fair value on the date of exchange and are subsequently carried at fair value. Changes in fair value are recognized in the consolidated statements of loss and other comprehensive (loss)/income as “Other income/(expense)”.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Warrant reserve

Before the Capital Reorganization, CGCL Warrants were derivatives classified as liabilities and initially recognized at fair value, and were subsequently remeasured until the date the CGCL Warrants were exchanged for the Company’s warrants. As the Company’s warrants will be settled by exchanging a fixed amount of cash for a fixed number of the Company’s equity instruments, these warrants are classified as equity after the Capital Reorganization. Incremental costs directly attributable to the issuance of new warrants are deducted against the warrant reserve account. Expired warrants are reclassified from warrant reserve to accumulated losses under equity.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a maturity of within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized either in other comprehensive (loss)/income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

(a)	Internet leads generation and marketing service income

The Group generates fees from financial institution customers for its integrated marketing services which generate leads for the financial institutions from users comparing credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products through the Group’s comparison platforms. Revenue is recognized over time as the services are provided to the customer. Users are considered to be the financial institution’s customers and cash incentives provided to the users are accounted for as consideration payable to the customers and recorded as a reduction of revenue at the later of: (i) when revenue is recognized or (ii) when the Group pays or promises to pay the consideration.

Reward fulfilment costs such as gifts, third-party vouchers and gift cards provided to the users are recorded as cost of revenues.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(b)	Insurance commission income

The Group provides insurance brokerage services from which it earns commission income from insurance companies. Insurance commission income is recognized at a point in time when the related insurance policy is issued by the insurance company to the policyholder. Discounts provided to the users are accounted for as consideration payable to the customers and recorded as a reduction of revenue at the later of: (i) when revenue is recognized or (ii) when the Group pays or promises to pay the consideration.

(c)	Marketing income

The Group provides marketing services from which it earns service income. Marketing income is recognized over time because the customer simultaneously receives and consumes the benefits provided by the Group.

(d)	Events income

The Group provides sponsorship and related services associated with exhibition and conference events. Events income is recognized over time when the event takes place.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Contract assets

If the Group performs by transferring goods or services to a customer before being unconditionally entitled to the consideration under the contact terms, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment, details of which are included in the accounting policies for impairment of financial assets. They are reclassified to trade receivables when the right to the consideration becomes unconditional.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Employee benefits

The Company operates certain share-based payment arrangements for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Equity-settled transactions

Certain employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”). The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model, further details of which are given in note 26 to the financial statements.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Market performance conditions are taken into account when determining the grant date fair value of awards. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized.

Where the terms of an equity-settled award are modified, at a minimum, an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original cancelled award, as described in the previous paragraph.

Other long-term employee benefits

Certain employees of the Group receive remuneration as part of the Group’s Value Creation Plan, whereby employees render services as consideration for an award based on the enterprise value of the Company and its subsidiaries, as determined by the board of directors of the Company. The Group accounts for such transactions as long-term bonuses in its consolidated financial statements. A liability is recognized based on (i) the enterprise value of the Company and its subsidiaries; and (ii) the Group’s best estimate of the number of awards that will ultimately vest at each reporting period and up to and including the settlement date with the corresponding expense recognized in profit or loss.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Pension schemes

The Group operates certain defined contribution schemes (the “Pension Schemes”) under the laws/requirements of respective jurisdictions for those employees who are eligible to participate in the Pension Schemes. Contributions are made generally based on a percentage of the employees’ basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the Pension Schemes. The assets of the Pension Schemes are held separately from those of the Group in respective independently administered funds. The Group’s employer contributions vest fully with the employees when contributed into the Pension Schemes.

Defined benefit schemes

Employees in certain jurisdictions are eligible for long service payments in the event their employment is terminated. These payments are typically determined as a percentage of current salary based on the number of years of employment. The cost of providing benefits under these provisions is determined using the projected unit credit actuarial valuation method.

Defined benefit costs comprise the following:

-	Service cost
-	Net interest on the net defined benefit liability; and
-	Re-measurements of the net defined benefit liability

Service costs which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as expense in profit or loss. Past service costs are recognized when plan amendment or curtailment occurs.

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time, which is determined by applying the discount rate to the net defined benefit liability. Net interest on the net defined liability is recognized as expense or income in profit or loss.

Remeasurement of the net defined benefit liability comprise actuarial gains and losses are recognized immediately in other comprehensive (loss)/income in the period in which they arise. Remeasurements are recognized in accumulated losses within equity and are not reclassified to profit or loss in subsequent periods.

Foreign currencies

These financial statements are presented in US$, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e. translation difference on the item whose fair value gain or loss is recognized in other comprehensive (loss)/income or profit or loss is also recognized in other comprehensive (loss)/income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries are currencies other than the US$. As at the end of the reporting period, the assets and liabilities of these entities are translated into US$ at the exchange rates prevailing at the end of the reporting period and their profit or loss are translated into US$ at the exchange rates that approximate to those prevailing at the dates of the transactions.

The resulting exchange differences are recognized in other comprehensive (loss)/income and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the cumulative amount in the reserve relating to that particular foreign operation is recognized in profit or loss.

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into US$ at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into US$ at the weighted average exchange rates for the year.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed; or the grant is offset directly against the expense item it relates to. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgement

In the process of applying the Group’s accounting policies, management has made the following judgement, which has the most significant effect on the amounts recognized in the financial statements:

Determination of functional currency

In determining the functional currency of each entity of the Group, judgement is required to determine and consider the currency that mainly influences sale prices of services and of the country/jurisdiction whose competitive forces and regulations mainly determines the sales prices of services; the currency that mainly influences labor and other costs of providing services; the currency in which funds from financing activities are generated; and the currency in which receipts from operating activities are usually retained. The functional currency of each entity in the Group is determined based on management’s assessment of the primary economic environment in which the entity operates. When the indicators are mixed and the functional currency is not obvious, management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Further details are set out in note 10 to the financial statements.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Non-financial assets with finite useful lives are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The calculations of value in use for an asset or cash-generating unit are most sensitive to the following assumptions: forecasted revenues, cost of revenue and operating expenses.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty (continued)

Development costs

Development costs are capitalized and amortized in accordance with the accounting policy for intangible assets in note 2.4 to the financial statements. Determining the amounts to be capitalized, the amortization period and the amortization method requires management to make assumptions regarding the expected future cash generation of the assets, the expected period of benefits, and the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. These estimates are continually reviewed and updated based on past experience.

Fair value of financial instruments

The Group estimates fair values of warrant liabilities, derivative components of convertible loans, bridge loan, loan notes and its related call options. The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When the fair values of financial instruments recorded in the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of valuation models, including discounted cash flows and binomial option pricing models. The inputs to these valuation models are taken from observable markets where possible, but where this is not possible, estimation is required in establishing fair values. Judgements and estimates include considerations of model inputs such as volatility, discount rates and non-performance risk. Information about the valuation on the Group’s derivatives and warrant liabilities is disclosed in notes 20, 21 and 22 to the financial statements.

Equity-settled share-based payment transactions

The Group measures the cost of equity-settled share-based payments with employees by reference to the fair value at the date at which they are granted. Judgement is required in determining the most appropriate valuation model for the equity-settled share-based payments, depending on the terms and conditions of the transactions. Management is also required to use judgement in determining the most appropriate inputs to the valuation model. The assumptions and model used are disclosed in note 26 to the financial statements. In addition, management is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Group’s forfeiture rate, management analyzed its historical forfeiture rate and the remaining lives of unvested options.

Revenue from internet leads generation and marketing service income – Estimating variable consideration

Variable consideration is recognized based on management’s best estimate of the user applications for products and/or services resulting from leads provided to financial institution customers through the Group’s platforms (i.e. estimated conversion rates) prior to the actual approval of the applications by the financial institution customers. Management considers the historical application approval experience as well as other quantitative and qualitative information in making its estimates. Any variances between the accrued revenue and actual amounts billed are subsequently adjusted upon the confirmation of the amount with the financial institution customers.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION

The Group has six reportable segments based on geographic areas, namely Hong Kong, Singapore, Philippines, Taiwan, Malaysia and Other Asia. Each of these geographic segments operates an online financial comparison platform with their respective local market brand. Each geographical segment has different regulatory, political and economic environments for which its financial performance is influenced by market factors and strategic initiatives. Furthermore, each geographic segment represents a business in different stages of development with Hong Kong and Singapore being the most mature. No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the results of the Group’s operating segments separately for the purpose of assessing performance and making decisions about resource allocations. Segment performance is evaluated based on reportable segment results which is a measure of operating loss before tax.

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2023
Segment revenue
Sales to external customers	26,947,177	32,069,713	14,169,389	6,742,747	738,053	4,002	-	80,671,081

Segment profit/(loss)	680,500	(1,579,640)	768,659	(826,446)	(485,596)	(105,546)	(5,216,442)	(6,764,511)
Reconciliation:
Interest income								872,503
Finance costs								(19,028,007)
Depreciation and amortization								(7,164,677)
Impairment of intangible assets								(3,105,507)
Equity-settled share option expense								(6,629,044)
Other long-term employee benefits expense								(109,702)
Changes in fair value of financial instruments								(57,333,432)
Share-based payment on listing								(67,027,178)
Transaction expenses								(6,643,367)
Other equity-settled transactions								(500,000)
Unrealized foreign exchange differences, net								895,392

Loss before tax								(172,537,530)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2022
Segment revenue
Sales to external customers	22,247,140	23,467,954	9,857,822	11,027,139	1,282,194	250,007	-	68,132,256

Segment loss	(283,904)	(2,035,946)	(1,327,478)	(1,160,908)	(1,877,997)	(1,353,876)	(8,541,112)	(16,581,221)
Reconciliation:
Interest income								28,043
Finance costs								(7,800,597)
Depreciation and amortization								(4,788,750)
Impairment of goodwill								(4,382,926)
Impairment of intangible assets								(1,450,781)
Equity-settled share option expense								(14,430,835)
Other long-term employee benefits credit								4,951,482
Changes in fair value of financial instruments								(1,101,484)
Gain on derecognition of convertible loans and bridge loan								135,031
Other equity-settled transactions								(882,115)
Unrealized foreign exchange differences, net								(3,389,441)

Loss before tax								(49,693,594)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2021
Segment revenue
Sales to external customers	18,189,703	22,838,695	6,051,517	13,401,188	1,270,665	130,713	-	61,882,481

Segment loss	(202,027)	(1,359,574)	(1,050,578)	(264,321)	(1,764,853)	(1,595,476)	(7,106,805)	(13,343,634)
Reconciliation:
Interest income								14,734
Finance costs								(1,702,457)
Depreciation and amortization								(3,900,348)
Equity-settled share option expense								(9,352,862)
Other long-term employee benefits credit								240,028
Changes in fair value of financial instruments								(178,859)
Unrealized foreign exchange differences, net								(2,746,780)

Loss before tax								(30,970,178)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME

An analysis of revenue is as follows:

	2023	2022	2021
	US$	US$	US$
Revenue from contracts with customers
Internet leads generation and marketing service income	75,794,855	64,930,368	59,301,412
Insurance commission income	3,362,745	1,665,997	907,338
Marketing income	1,026,223	1,079,027	1,355,760
Events income	487,258	456,864	317,971

	80,671,081	68,132,256	61,882,481

(i)	Disaggregated revenue information

	2023	2022	2021
	US$	US$	US$
Geographical markets
Hong Kong	26,947,177	22,247,140	18,189,703
Singapore	32,069,713	23,467,954	22,838,695
Philippines	14,169,389	9,857,822	6,051,517
Taiwan	6,742,747	11,027,139	13,401,188
Malaysia	738,053	1,282,194	1,270,665
Other Asia	4,002	250,007	130,713

Total revenue from contracts with customers	80,671,081	68,132,256	61,882,481

Timing of revenue recognition
At a point in time	3,362,745	1,665,997	907,338
Over time	77,308,336	66,466,259	60,975,143

Total revenue from contracts with customers	80,671,081	68,132,256	61,882,481

By vertical
Credit cards	60,257,595	49,430,329	46,658,459
Personal loans and mortgages	10,166,389	9,718,621	7,924,050
Insurance	5,853,092	2,661,822	1,228,525
Other verticals	4,394,005	6,321,484	6,071,447

Total revenue from contracts with customers	80,671,081	68,132,256	61,882,481

Revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period amounted to US$301,986 (2022: US$568,354; 2021: US$487,126 ).

(ii)	Information about major customers

Revenue from customers, which individually contributed over 10% of the total revenue of the Group during the year is as follows:

	2023	2022	2021
	US$	US$	US$

Customer A	17,713,000	33,260,000	36,541,000

Customer B	11,801,000	N/A*	N/A*

Customer C	9,614,000	N/A*	7,567,000

*	The customers generated less than 10% of the total revenue of the Group during the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME (continued)

(iii)	Performance obligations

Information about the Group’s performance obligations is summarized below:

Internet leads generation and marketing service income

The integrated marketing services performance obligation is generally satisfied over time as the services are mainly provided to the financial institution customers and payment is generally due within one to three months.

Insurance commission income

The performance obligation is generally satisfied when the related insurance policy is issued to the policyholder, and payment is generally due within one to three months from the Group’s customer.

Marketing income

The performance obligation for marketing income is generally satisfied over time as services are rendered and payment is generally due within one to three months.

Events income

The performance obligation for events income is generally satisfied over time when the event takes place and payment is generally received in advance of the event date and recorded as contract liabilities.

An analysis of other income is as follows:

	2023	2022	2021
	US$	US$	US$
Other income
Bank interest income	859,454	15,905	5,207
Interest income on refundable rental deposit	13,049	12,138	9,527
Government grants	-	-	108,369
Gain on disposal of items of property and equipment, net	3,690	4,539	542
Gain on derecognition of convertible loan and bridge loan	-	135,031	-
Others	1,321	13,896	17,080
	877,514	181,509	140,725

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

6.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Notes	2023	2022	2021
		US$	US$	US$
Amortization of intangible assets (other than development costs)	11	-	187,198	192,028
Amortization of development costs	11	6,202,250	3,401,957	2,588,320
Depreciation of property and equipment	12	218,471	328,438	335,971
Depreciation of right-of-use assets	13(a)	743,956	871,157	784,029

Employee benefit expense:
Salaries, allowances and other benefits		18,392,916	26,805,750	22,792,357
Equity-settled share option expense		6,629,044	14,430,835	9,352,862
Other long-term employee benefits expense/(credit)		109,702	(4,951,482)	(240,028)
Pension scheme contributions		1,179,399	1,419,470	1,176,767
Retirement benefits expense		56,672	75,376	156,279
Less:
Amount capitalized		(1,357,537)	(2,756,415)	(3,260,037)
Government grant recognized*		(78,703)	(733,655)	(424,479)
		24,931,493	34,289,879	29,553,721

Lease payments not included in measurement of lease liabilities (included in general, administrative and other operating expenses)	13(c)	42,931	157,264	330,400
Provision for expected credit losses	14	3,757	-	53,558
Impairment of goodwill (included in general, administrative and other operating expenses)	10	-	4,382,926	-
Impairment of intangible assets (included in general, administrative and other operating expenses)	11	3,105,507	1,450,781	-
Changes in fair value of other derivative financial instruments (included in other income/expenses)	20, 21	9,536,904	1,139,938	178,859
Changes in fair value of warrant liabilities	22	47,796,528	(38,454)	-
Other equity-settled transactions (included in general, administrative and other operating expenses)	26	500,000	882,115	-
Gain on disposal of items of property and equipment, net (included in other income/expenses)		(3,690)	(4,539)	(542)
Gain on derecognition of convertible loans and bridge loan (included in other income/expenses)		-	(135,031)	-
Reversal of provision for expected credit losses	14	(1,558)	(14,242)	(26,898)
Foreign exchange differences, net		(656,605)	4,051,710	2,953,299

*	Various government grants have been received for employment support schemes in related to covid-19 and other job support schemes.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

7.	FINANCE COSTS

An analysis of finance costs is as follows:

	Notes	2023	2022	2021
		US$	US$	US$
Finance costs on convertible loans	20	-	2,894,050	715,029
Finance costs on loan notes	21	18,975,635	786,058	-
Finance costs on lease liabilities	13(c)	48,363	42,130	48,171
Finance costs on bridge loans	21	-	4,074,175	936,937
Increase in discounted amounts of provisions arising from the passage of time	23	4,009	4,184	2,320
		19,028,007	7,800,597	1,702,457

8.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation to key management personnel of the Group is as follows:

	2023	2022	2021
	US$	US$	US$
Salaries, allowances and other benefits	1,384,247	1,761,735	2,321,434
Equity-settled share option expense	4,869,487	14,430,835	9,352,862
Reversal of other long-term employee benefits	(69,207)	(1,525,014)	-
Pension scheme contributions	19,189	16,226	21,687
	6,203,716	14,683,782	11,695,983

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	INCOME TAX

The applicable corporate income tax rates for Hong Kong, Singapore, Philippines, Taiwan and Malaysia subsidiaries are 16.5%, 17%, 20% to 25%, 20% and 24%, respectively for the years ended December 31, 2023, 2022 and 2021. Tax on losses have been calculated at the rates of tax prevailing in the countries/jurisdictions in which the Group operates.

	2023	2022	2021
	US$	US$	US$
Current
Charge for the year	64,343	28,516	26,647
Overprovision in prior years	-	-	(26,778)
Deferred (note 24)	(1,360)	(280,295)	(38,042)

Income tax expense/(credit) for the year	62,983	(251,779)	(38,173)

A reconciliation of the tax expense/(credit) applicable to loss before tax at the statutory tax rate for the countries/jurisdictions in which the Group’s operations are domiciled to the tax credit at the Group’s effective tax rate is as follows:

	2023	2022	2021
	US$	US$	US$
Loss before tax	(172,537,530)	(49,693,594)	(30,970,178)
Tax credit at the domestic rates applicable to losses in the countries/jurisdictions where the Group operates	(3,809,856)	(7,164,497)	(5,220,261)
Income not subject to tax	(180,380)	(134,867)	(13,785)
Expenses not deductible for tax	1,511,627	4,606,490	2,883,631
Adjustments in respect of current tax of previous periods	-	-	(26,778)
Tax losses and deductible temporary differences not recognized	2,771,027	2,448,213	2,453,971
Tax losses and deductible temporary differences utilized from previous periods	(282,239)	(4,352)	(118,103)
Others	52,804	(2,766)	3,152

Income tax expense/(credit) at the Group’s effective tax rate	62,983	(251,779)	(38,173)

At the end of the reporting period, the Group had unused tax losses of US$62,470,655 (2022: US$58,224,610; 2021: US$70,645,159), subject to the agreement by the relevant tax authorities, that are available for offsetting against future taxable profits of the entities in which the losses arose, of which, an aggregate amount of US$32,753,721 (2022: US$26,692,435; 2021: US$38,395,574) are available indefinitely and the remaining will expire between one to ten years. The Group had deductible temporary differences of US$18,659,174 (2022: US$9,811,082 ; 2021: US$9,930,252) at the end of the reporting period. Deferred tax assets have not been recognized in respect of these losses and deductible temporary differences as they have mainly arisen in entities that have been loss-making and, in the opinion of management, it is currently not considered probable that taxable profits will be available against which the tax losses can be utilized.

At the end of the reporting period, no deferred tax has been recognized for withholding taxes of the Group’s subsidiaries established in certain jurisdictions with relevant tax laws and regulations. In the opinion of the directors, it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiaries in these jurisdictions amounted to US$363,858 (2022: US$379,325; 2021: US$328,824), for which deferred tax liabilities of US$2,292 (2022: US$5,316; 2021: US$1,247) have not been recognized at December 31, 2023.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	GOODWILL

US$
At January 1, 2022	4,343,954
Impairment during the year ended December 31, 2022	(4,382,926)
Exchange realignment	38,972

Cost and carrying amount at December 31, 2022 and 2023	-

The Group’s goodwill is all attributable to an acquisition of Seedly Pte. Ltd. (“Seedly”) in 2020. The recoverable amount of the Seedly cash-generating unit (“CGU”) has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a four-year period. For the year ended December 31, 2022, the discount rate applied to the cash flow projections was 13.5% and the terminal growth rate used to extrapolate the cash flows of the Seedly CGU beyond the four-year period was 3%.

During the year ended December 31, 2022, the Group recognized impairment losses of US$4,382,926 related to goodwill and US$1,450,781 related to intangible assets (see note 11) of the Seedly CGU, which arose mainly due to negative operating factors affecting the Seedly CGU.

Key assumptions used in the value in use calculations

The calculations of value in use for the CGUs are most sensitive to the following assumptions:

Budgeted revenue - The basis used to determine the value assigned to the budgeted revenue is the average revenue achieved in the year immediately before the budget year, adjusted for expected market development.

Discount rate - Discount rate represents the current market assessment of the risks specific to the Seedly CGU.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

11.	INTANGIBLE ASSETS

	Development	Other
	costs	intangibles	Total
	US$	US$	US$
Cost
At January 1, 2022	17,455,922	1,906,780	19,362,702
Additions	4,734,550	-	4,734,550
Impairment during the year	-	(1,871,976)	(1,871,976)
Exchange realignment	302,050	(34,804)	267,246

At December 31, 2022 and January 1, 2023	22,492,522	-	22,492,522
Additions	2,097,621	-	2,097,621
Impairment during the year	(3,105,507)	-	(3,105,507)
Exchange realignment	335,329	-	335,329

At December 31, 2023	21,819,965	-	21,819,965

Accumulated amortization
At January 1, 2022	4,546,452	237,593	4,784,045
Amortization provided during the year	3,401,957	187,198	3,589,155
Impairment during the year	-	(421,195)	(421,195)
Exchange realignment	137,441	(3,596)	133,845

At December 31, 2022 and January 1, 2023	8,085,850	-	8,085,850
Amortization provided during the year	6,202,250	-	6,202,250
Exchange realignment	237,782	-	237,782

At December 31, 2023	14,525,882	-	14,525,882

Net carrying amount
At December 31, 2023	7,294,083	-	7,294,083

At December 31, 2022	14,406,672	-	14,406,672

During the year ended December 31, 2023, an impairment loss of US$3,105,507 (2022: Nil; 2021: Nil) was recognized as certain development projects were abandoned and written down to their recoverable amount of nil as a result of changes in the Company’s technology development investment strategy.

During the year ended December 31, 2023, the Group also revised the estimated useful lives of certain intangible assets to better reflect the expected period of usage. The change has been applied prospectively and resulted in an increase in amortization of approximately US$1,900,000 for the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	PROPERTY AND EQUIPMENT

		Furniture,
		fixtures
	Leasehold	and office	Computer
	improvements	equipment	equipment	Total
	US$	US$	US$	US$
Cost
At January 1, 2022	353,460	241,858	841,691	1,437,009
Additions	20,162	20,127	214,636	254,925
Disposals/write-off	(87,457)	(57,446)	(18,262)	(163,165)
Exchange realignment	(11,623)	(8,900)	(22,149)	(42,672)

At December 31, 2022 and January 1, 2023	274,542	195,639	1,015,916	1,486,097
Additions	23,989	9,776	83,572	117,337
Disposals/write-off	(125,223)	(29,478)	(53,990)	(208,691)
Exchange realignment	(707)	(234)	6,926	5,985
At December 31, 2023	172,601	175,703	1,052,424	1,400,728

Accumulated depreciation
At January 1, 2022	278,289	199,868	575,576	1,053,733
Depreciation provided during the year	71,831	22,511	234,096	328,438
Disposals/write-off	(87,218)	(55,236)	(16,248)	(158,702)
Exchange realignment	(8,750)	(8,449)	(13,786)	(30,985)

At December 31, 2022 and January 1, 2023	254,152	158,694	779,638	1,192,484
Depreciation provided during the year	9,068	20,703	188,700	218,471
Disposals/write-off	(126,724)	(29,299)	(50,254)	(206,277)
Exchange realignment	(1,044)	(627)	7,232	5,561

At December 31, 2023	135,452	149,471	925,316	1,210,239

Net carrying amount
At December 31, 2023	37,149	26,232	127,108	190,489

At December 31, 2022	20,390	36,945	236,278	293,613

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES

The Group as a lessee

The Group has lease contracts for offices premises and office equipment used in its operations. Leases of offices generally have lease periods of two to three years, while the office equipment has a lease term of five years. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amount of the Group’s right-of-use assets and the movements during the year is as follows:

	Office	Office
	premises	equipment	Total
	US$	US$	US$
At January 1, 2022	449,044	7,626	456,670
Additions	1,320,921	-	1,320,921
Remeasurement on lease modifications	(128,756)	-	(128,756)
Depreciation charge	(866,094)	(5,063)	(871,157)
Exchange realignment	761	(25)	736

At December 31, 2022 and January 1, 2023	775,876	2,538	778,414
Additions	412,276	7,118	419,394
Remeasurement on lease modifications	134,429	-	134,429
Depreciation charge	(740,950)	(3,006)	(743,956)
Exchange realignment	1,447	(7)	1,440

At December 31, 2023	583,078	6,643	589,721

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2023	2022
	US$	US$
Carrying amount at January 1	785,687	486,678
New leases	416,451	1,237,069
Remeasurement on lease modifications	133,171	(64,390)
Accretion of interest recognized during the year	48,363	42,130
Payments	(779,271)	(915,438)
Exchange realignment	1,660	(362)

Carrying amount at December 31	606,061	785,687

Analyzed into:
Current portion	574,630	492,735
Non-current portion	31,431	292,952

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES (continued)

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	2023	2022	2021
	US$	US$	US$
Interest on lease liabilities	48,363	42,130	48,171
Depreciation charge of right-of-use assets	743,956	871,157	784,029
Expense relating to short-term leases	42,931	157,264	330,400
Loss on lease modifications	-	65,406	-

Total amount recognized in profit or loss	835,250	1,135,957	1,162,600

(d)	The Group’s total cash outflows for leases are disclosed in Note 29(b) to the financial statements. The Group also had non-cash additions/lease modifications to right-of-use assets and lease liabilities of US$553,823 (2022: US$1,192,165; 2021: US$209,521) and US$549,622 (2022: US$1,172,679; 2021: US$206,250), respectively.

14.	ACCOUNTS RECEIVABLE

	2023	2022
	US$	US$
Accounts receivable	17,346,035	9,807,667
Allowance for expected credit losses	(109,651)	(123,632)

Net carrying amount	17,236,384	9,684,035

The Group’s trading terms with its customers are mainly on credit. The credit period is generally one to three months. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. The Group does not hold any collateral or other credit enhancements over its accounts receivable balances. Accounts receivable are non-interest-bearing.

The movements in the allowance for expected credit losses are as follows:

	2023	2022
	US$	US$
At January 1	123,632	147,800
Provision for expected credit losses	3,757	-
Reversals	(1,558)	(14,242)
Write off	(16,716)	-
Exchange realignment	536	(9,926)

At December 31	109,651	123,632

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	ACCOUNTS RECEIVABLE (continued)

An analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns by geographical region. The calculation reflects reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, accounts receivable are written off if past due for more than two years and are not subject to enforcement activity.

As at December 31, 2023, accounts receivables included an aggregate balance of US$224,304 (2022: US$64,323) for revenue earned from companies controlled by a shareholder with significant influence over the Company (see note 30).

Set out below is the information about the credit risk exposure on the Group’s accounts receivable using a provision matrix:

	Expected	Gross	Expected
	credit	carrying	credit
	loss rate	amount	loss
	%	US$	US$
As at December 31, 2023
Current to 6 months past due	0.02%	16,889,341	3,606
Over 6 months past due	23.22%	456,694	106,045

	0.63%	17,346,035	109,651

As at December 31, 2022
Current to 6 months past due	0.01%	9,563,470	617
Over 6 months past due	50.38%	244,197	123,015

	1.26%	9,807,667	123,632

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

15.	CONTRACT ASSETS

	December 31,	December 31,	January 1,
	2023	2022	2022
	US$	US$	US$
Contract assets arising from:
Internet leads generation and marketing service income	15,997,795	11,082,660	8,181,444
Marketing and events income	27,174	57,449	424,628
	16,024,969	11,140,109	8,606,072

Contract assets are mainly recognized for revenue earned from internet leads generation and marketing service income as the receipt of consideration is based on the billing process. Included in contract assets for internet leads generation and marketing service income are unbilled amounts of revenue. Upon completion of the billing of the revenue from contract customers, the amounts recognized as contract assets are reclassified to trade receivables. The increase in contract assets in 2023 and 2022 were mainly due to the increase in internet leads generation and marketing service income near the end of both years.

The expected timing of recovery or settlement for contract assets as at December 31 is within one year.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates for the measurement of the expected credit losses of the contract assets are based on those of the accounts receivable as the contract assets and the trade receivables are from the same customer bases. As at December 31, 2023 and 2022, the loss allowance was assessed by management to be minimal.

16.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2023	2022
	US$	US$
Prepayments	3,389,557	2,414,189
Deposits and other receivables	1,491,886	1,238,685
	4,881,443	3,652,874

Portion classified as non-current	(26,072)	(128,927)
Current portion	4,855,371	3,523,947

The financial assets included in the above balances relate to deposits and other receivables for which there was no recent history of default and past due amount. As at December 31, 2023 and 2022, the loss allowance was assessed to be minimal.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

17.	CASH AND CASH EQUIVALENTS AND PLEDGED BANK DEPOSITS

	2023	2022
	US$	US$
Cash and bank balances	14,152,465	24,077,695
Time deposits	54,677,296	195,883

	68,829,761	24,273,578
Less: Pledged bank deposits	(188,745)	(195,883)

Cash and cash equivalents	68,641,016	24,077,695

Certain cash at banks earn interest at floating rates based on the respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

The Group has pledged bank deposits mainly for corporate credit card and trading facilities.

At December 31, 2023, cash and cash equivalents included bank deposits of US$34,986 (2022: US$34,542) which are contractually restricted on use in order to meet the capital requirements in accordance with the rules and conditions for the issue and renewal of a license to operate as a non-life insurance broker in Thailand.

18.	ACCOUNTS PAYABLE

The accounts payable are non-interest-bearing and are normally settled on 15 to 60-day terms.

19.	OTHER PAYABLES AND ACCRUALS

	2023	2022
	US$	US$
Non-current
Liabilities incurred for long-term employee benefits (note (a))	-	208,698

Current
Other payables (note (b))	5,089,409	2,107,490
Accruals	2,979,578	4,143,841
Contract liabilities (note (c))	1,312,735	301,986

	9,381,722	6,553,317

Note:

(a)	The terms of all outstanding awards granted under the Group’s Value Creation Plan were modified in 2023 such that they will be settled by a fixed number of the Company’s ordinary shares and as a result, the outstanding awards have been reclassified to equity during the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

19.	OTHER PAYABLES AND ACCRUALS (continued)

(b)	Other payables are non-interest-bearing and are normally settled on 30 to 120-day terms.

(c)	Details of contract liabilities are as follows:

	December 31,	December 31,	January 1,
	2023	2022	2022
	US$	US$	US$
Contract liabilities arising from:
Internet leads generation and marketing service income	1,256,307	225,632	425,897
Marketing and events income	56,428	76,354	142,457

	1,312,735	301,986	568,354

Contract liabilities include short-term advances received under the contractual arrangements with customers. The decrease in contract liabilities in 2022 was mainly due to the decrease in prepayments received from customers in relation to the provision of internet leads generation and marketing services at the end of the year. The increase in contract liabilities in 2023 was mainly due to the increase in prepayments received from customers in relation to the provision of internet leads generation and marketing services at the end of the year.

20.	CONVERTIBLE LOANS

On August 10, 2020, the Group issued a convertible loan of US$4,000,000 (“2020 Convertible Loan”) to a company controlled by a shareholder with significant influence over the Company which had a term of 12 months and a coupon rate of 12% per annum. On October 14, 2021, pursuant to an amendment and restatement agreement, the 2020 Convertible Loan was extended for a period of 12 months with the principal amount on the extended convertible loan (“Extended Convertible Loan”) being the principal amount plus the accrued interest of the 2020 Convertible Loan. The Extended Convertible Loan did not have any coupon, but had an exit premium and an establishment fee of 20% and 3% respectively on the principal of the loan payable by the Company upon the maturity or early repayment of the Extended Convertible Loan upon the exercise of redemption right by the loan holders upon the occurrence of certain capital events. The redemption right is accounted for as an embedded derivative and bifurcated from the financial liability host contract.

For both the 2020 Convertible Loan and the Extended Convertible Loan, the loan holders may convert all or any portion of the outstanding loan at a conversion price of US$10,000 per ordinary share and this conversation option is accounted for as an equity component which is assessed to be immaterial.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	CONVERTIBLE LOANS (continued)

On April 27, 2022, pursuant to the convertible loan note purchase agreement, the Group issued other convertible loans with the total principal amount of US$37,017,318, including an aggregate principal amount of US$19,383,318 being issued to shareholders and companies controlled by a shareholder with significant influence over the Company, and key management personnel, with maturity period of 4 years (“2022 Convertible Loans”) to replace the Extended Convertible Loan and the unsettled bridge loan (see note 21) with their respective accrued and unpaid finance costs, as well as for additional cash proceeds of US$12,656,069. The 2022 Convertible Loans had coupon rates of 9% per annum, 10% per annum, 11% per annum and 12% per annum for each of the 1st to 4th anniversary from the issuance date of the convertible loans, respectively. The 2022 Convertible Loans are convertible into preference shares or ordinary shares of the Company upon certain capital and fund raising events on a variable conversion price which depended on the price of shares offered by the Company to the investors in such capital and fund raising event. The conversion option is accounted for as an embedded derivative and bifurcated from the financial liability host contract.

On October 14, 2022, the conversion price of the 2022 Convertible Loans was amended and all of the 2022 Convertible Loans were converted into 4,758,252 Preference Shares of the Company.

(a)	The movements of the liability component and derivative component from the redemption right of the Extended Convertible Loan are as follows:

Extended Convertible Loan - liability component

2022
US$

As at January 1	4,294,265
Finance costs	506,327
Extinguished during the year	(4,800,592)

As at December 31	-

Extended Convertible Loan – derivative component

2022
US$

As at January 1	589,731
Change in fair value	145,957
Extinguished during the year	(735,688)

As at December 31	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	CONVERTIBLE LOANS (continued)

(b)	The movements of the liability component and derivative component from the conversion feature of the 2022 Convertible Loans are as follows:

2022 Convertible Loans - liability component

2022
US$

As at January 1	-
Issued during the year	26,993,304
Finance costs	2,387,723
Converted during the year	(29,381,027)

As at December 31	-

2022 Convertible Loans - derivative component

2022
US$

As at January 1	-
On initial recognition	10,024,014
Change in fair value	158,548
Exercised during the year	(10,182,562)

As at December 31	-

During the year ended December 31, 2022, the Group used the market approach to determine the underlying equity value of the Company and the binomial option pricing model to determine the fair values of the derivative components, which represented the conversion feature of the 2022 Convertible Loans on the date of initial recognition and on the date of conversion. The following table lists the inputs to the model used for the year ended December 31, 2022:

2022
Risk-free rate (%)	2.8 – 4.5
Volatility (%)	62
Dividend yield (%)	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	INTEREST-BEARING BORROWINGS

Bridge loan

On September 28, 2021, the Group entered into a bridge loan facility agreement with the total commitment of US$26,000,000 in which US$6,000,000 was contributed by a company controlled by a shareholder with significant influence over the Company, and key management personnels of the Company. The bridge loan would be released to the Group from an escrow account in 12 instalments and have a maturity period of 12 months from the utilization date of the facility. The bridge loan did not have any coupon, but had a facility fee of 3% on the total commitment of the facility paid upfront and an exit premium of 20% on the total commitment of the facility payable by the Group upon the maturity or early repayment of the bridge loan. Early repayment can only be made upon the exercise of the redemption right by the lenders, which is contingent upon the occurrence of certain capital events. The bridge loan contains two components: a liability component and an embedded derivative in respect of the embedded redemption option. The bridge loan was fully settled and the facility agreement expired during the year ended December 31, 2022.

The movements of the liability component and derivative component from the embedded redemption option of the bridge loan are as follows:

Bridge loan - liability component

2022
US$
As at January 1	12,274,215
Drawdown during the year	6,756,665
Finance costs	4,074,175
Repaid during the year	(7,374,346)
Settled during the year	(15,730,709)

As at December 31	-

Bridge loan - derivative component

2022
US$
As at January 1	1,551,677
On initial recognition	842,181
Change in fair value	835,433
Exercised during the year	(3,229,291)

As at December 31	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	INTEREST-BEARING BORROWINGS (continued)

Loan notes

Pursuant to the loan note purchase agreement date October 14, 2022 and the amendment to the agreement dated December 21, 2022, the Group issued loan notes of US$22,397,271, in which US$17,400,000 was contributed by shareholders with significant influence over the Company and key management personnel of the Company, with coupon rate of 25% per annum paid in kind and a maturity period of 5 years. Class C Warrants of the Company were issued to the subscribers of the loan notes and one of the subscribers was also granted a 3-year option for the additional subscription of US$5,000,000 loan notes together with the grant of a certain number of the Company’s Class C Warrants (which changed to the grant of a certain number of the Company’s Class A ordinary shares after the Capital Reorganization) upon such subscription with the terms set out in these agreements (see note 25). Thus, the loan note transaction contains three components: a liability component and two freestanding derivatives in respect of the option for additional subscription of loan notes, and the Class C Warrants issued (see note 22). The option for additional subscription of US$5,000,000 loan notes was exercised by the option holder on October 12, 2023. All the loan notes were fully settled in cash in October 2023 (see note 29).

The movements of financial liability and derivatives of the loan notes and derivatives issued during the year are as follows:

Loan notes – liability component

	2023	2022
	US$	US$
As at January 1	8,745,192	-
Issued during the year	5,000,000	7,959,134
Finance costs	18,975,635	786,058
Repayment during the year	(32,720,827)	-

As at December 31	-	8,745,192

Freestanding derivative - option for additional subscription of loan notes

	2023	2022
	US$	US$
As at January 1	2,796,131	-
On initial recognition	-	2,796,131
Change in fair value	9,536,904	-
Exercised during the year	(12,333,035)	-

As at December 31	-	2,796,131

As at December 31, 2022, loan notes and the freestanding derivative related to the option for additional subscription of loan notes with the total carrying amount of approximately US$9,299,000 were held by shareholders with significant influence over the Company and key management personnel of the Company.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	INTEREST-BEARING BORROWINGS (continued)

Loan notes (continued)

The Group used the market approach to determine the underlying equity value of the Company, and binomial option pricing model to determine the fair value of the option for additional subscription of loan notes and the fair values of the Class C Warrants issued on initial recognition and at the end of the reporting period. The following table lists the inputs to the model used for the year ended December 31, 2022 and upon exercise:

For the year ended December 31, 2022

2022
Risk-free rate (%)	4.06 – 4.33
Volatility (%)	61 – 62
Dividend yield (%)	-

The Group considered there was no material impact on the fair value of the derivative components of the loan note resulting from a percentage change in the volatility as of December 31, 2022.

Upon exercise

Risk-free rate (%)	4.76
Volatility (%)	63
Dividend yield (%)	-

22.	WARRANT LIABILITIES

On October 14, 2022, the Group issued 12,040,542 Class A-1 Warrants with an exercise price of US$2.9899 per warrant, 4,013,516 Class A-2 Warrants with an exercise price of US$5.9798 per warrant and 4,013,516 Class A-3 Warrants with an exercise price of US$8.9697 per warrant to shareholders of the Company which entitles the holders to subscribe to a total of 20,067,574 Class A Ordinary Shares of the Company. The exercise prices of these warrants are subject to adjustments upon the occurrence of various adjustment events. The exercise period of these warrants is five years from their date of issuance. Upon the Capital Reorganization, these Class A-1, A-2 and A-3 Warrants were replaced on a one to one basis by new Class A-1, A-2 and A-3 Warrants with the same exercise prices, while each of these new Class A-1, A-2 and A-3 Warrants entitles the holders to subscribe for 0.307212 Class A Ordinary Share of the Company only. The Company’s new Class A-1, A-2 and A-3 Warrants were classified as equity according to their terms. None of these warrants were exercised during the periods presented.

On October 14, 2022 and December 21, 2022, the Group issued an aggregate of 8,349,958 Class C Warrants with an exercise price of US$0.0001 to shareholders, key management personnels and third parties of the Company which entitles the holders to subscribe for 8,349,958 Class C Ordinary Shares of the Company. The exercise price of the warrants are subject to adjustments upon the occurrence of various adjustment events. The exercise period of these warrants is five years from the date of issuance. All Class C Warrants have been exercised upon the Capital Reorganization and none were exercised prior to the Capital Reorganization.

The Company issued 26,282,971 warrants upon the Capital Reorganization to replace the outstanding warrants of Bridgetown one to one, with no change in exercise price and major terms (see note 27). These warrants included 19,833,035 Public Warrants and 6,449,936 Sponsor Warrants (as defined in note 27). Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of US$11.50 per whole share. The warrants are exercisable and will expire five years after October 12, 2023, or earlier upon redemption or liquidation. The public warrants are listed on NASDAQ under the trading symbol “MNYWW” and are measured at fair value.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

22.	WARRANT LIABILITIES (continued)

Movements of the balance of warrant liabilities during the years ended December 31, 2023 and 2022 are as follow:

	Class A	Class C	Public	Sponsor
	Warrants	Warrants	Warrants	Warrants	Total
	US$	US$	US$	US$	US$
At January 1, 2022	-	-	-	-	-
Issued during the year	845,593	11,642,006	-	-	12,487,599
Change in fair value	(38,454)	-	-	-	(38,454)

At December 31, 2022 and January 1, 2023	807,139	11,642,006	-	-	12,449,145

Issuance of warrants upon the Capital Reorganization	-	-	3,768,277	1,225,488	4,993,765
Change in fair value	11,242,507	39,707,978	(2,379,964)	(773,993)	47,796,528
Exercised during the year	-	(51,349,984)	-	-	(51,349,984)
Reclassified to equity upon Capital Reorganization	(12,049,646)	-	-	-	(12,049,646)

At December 31, 2023	-	-	1,388,313	451,495	1,839,808

As at December 31, 2023, Public Warrants and Sponsor Warrants with a total carrying amount of approximately US$568,162 were held by shareholders with significant influence of the Company.

As at December 31, 2022, Class A Warrants and Class C Warrants with carrying amounts of approximately US$208,891 and US$8,848,000, respectively, were held by shareholders with significant influence over the Company and key management personnel of the Company.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

22.	WARRANT LIABILITIES (continued)

The Group has used the market approach to determine the underlying equity value of the Company and adopted the binomial option pricing model to determine the fair values of the Class A and Class C Warrants on initial recognition, at the end of the reporting periods and upon the Capital Reorganization. The methodology and inputs to determine the fair values of the Class C Warrants on initial recognition were disclosed in note 21. The following table lists the inputs to the models used to determine the fair value of Class A Warrants for the year ended December 31, 2022 and upon Capital Reorganization:

For the year ended December 31, 2022

2022
Risk-free rate (%)	4.06 - 4.33
Volatility (%)	61 - 62
Dividend yield (%)	-

If volatility had increased/decreased by 1% as of December 31, 2022, with all other variables held constant, the increase/decrease in the fair value of warrants would approximately amount to US$50,345 and US$48,659, respectively.

Upon Capital Reorganization

Risk-free rate (%)	4.76
Volatility (%)	63
Dividend yield (%)	-

23.	PROVISIONS

	2023	2022
	US$	US$
Provision for reinstatement costs	71,872	100,483
Provision for defined benefit obligations	194,260	101,913

As at December 31	266,132	202,396

Provision for reinstatement costs
As at January 1	100,483	68,733
Additional provision	-	26,327
Remeasurement of lease modifications	-	2,231
Settled during the year	(31,782)	-
Increase in discounted amounts arising from the passage of time	4,009	4,184
Exchange realignment	(838)	(992)
As at December 31	71,872	100,483

Portion classified as current liabilities	(71,872)	(66,118)

Non-current portion	-	34,365

The Group has certain leases of office properties with clauses of reinstatement of alteration at the end of these leases. The provision for the reinstatement costs of these office properties was estimated based on reinstatement quotes obtained by the Group.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	PROVISIONS (continued)

Provision for defined benefit obligations

The Group made provisions for defined benefit obligations in respect of termination benefits and pursuant to applicable labor laws in corresponding jurisdictions. According to the law, employees are entitled to termination benefits upon dismissal or retirement.

The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and discount rates. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on government bonds with a term that is consistent with the estimated term of the termination benefit obligation.

The most recent actuarial valuations of the estimated liabilities for employee benefits were carried out by E. M. Zalamea Actuarial Services, Inc. for the Group’s subsidiaries in the Philippines using the projected unit credit actuarial valuation method for the year ended December 31, 2023 and December 31, 2022.

The principal actuarial assumptions used as at the end of the reporting period are as follows:

	2023	2022
Discount rate (%)	6.15 - 6.19	7.39 - 7.41
Expected rate of salary increases (%)	6.00	6.00

A quantitative sensitivity analysis for significant assumptions as at the end of the reporting period is shown below:

		Increase/		Increase/
		(decrease)		(decrease)
		in defined		in defined
	Increase	benefit	Decrease	benefit
	in rate	obligations	in rate	obligations
	%	US$	%	US$
2023
Discount rate	1	(34,297)	1	43,440
Future annual salary increases	1	43,349	1	(34,637)

2022
Discount rate	1	(17,571)	1	22,380
Future annual salary increases	1	22,477	1	(17,927)

The sensitivity analysis estimates the impact on defined benefit obligations from reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analysis is based on changing one assumption at a time, keeping all other assumptions constant, and it may not be representative of an actual change in the defined benefit obligations as it is unlikely that changes in assumptions would occur in isolation from one another.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	PROVISIONS (continued)

Provision for defined benefit obligations (continued)

The total expenses recognized in the consolidated statements of loss and other comprehensive (loss)/income in respect of the plan are as follows:

	2023	2022	2021
	US$	US$	US$
Current service cost	49,109	69,689	152,091
Interest cost	7,563	5,687	4,188

Net benefit expenses recognized in general, administrative and other operating expenses	56,672	75,376	156,279

The movements in the defined benefit obligations classified as non-current liabilities are as follows:

	2023	2022
	US$	US$
At January 1	101,913	115,532
Current service cost	49,109	69,689
Interest cost	7,563	5,687
Benefits paid	-	(14,402)

Remeasurement losses/(gains) credited to other comprehensive (loss)/income arising from:
Changes in financial assumptions	41,325	(37,030)
Experience adjustments	(6,440)	(28,221)
Exchange realignment	790	(9,342)

At December 31	194,260	101,913

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	DEFERRED TAXATION

The movements in deferred tax assets/(liabilities) during the year are as follows:

Deferred tax liabilities

	Provision for defined benefit obligations	Fair value adjustments arising from acquisition of a subsidiary	Depreciation allowance in excess of related depreciation	Right-of-use assets	Total
	US$	US$	US$	US$	US$
At December 31, 2021	(8,601)	(284,338)	(3,596)	-	(296,535)
Effect of adoption of amendments to IAS 12	-	-	-	(71,874)	(71,874)

At January 1, 2022 (restated)	(8,601)	(284,338)	(3,596)	(71,874)	(368,409)
Deferred tax credited/(charged) to profit or loss (restated)	-	281,791	(1,496)	(50,682)	229,613
Deferred tax charged to other comprehensive (loss)/income	(23,148)	-	-	-	(23,148)
Exchange realignment (restated)	1,290	2,547	11	(522)	3,326
Gross deferred tax liabilities at December 31, 2022 and January 1, 2023 (restated)	(30,459)	-	(5,081)	(123,078)	(158,618)

Deferred tax credited to profit or loss	-	-	1,360	68,519	69,879
Deferred tax credited to other comprehensive (loss)/income	4,920	-	-	-	4,920
Exchange realignment	(16)	-	4	(449)	(461)

Gross deferred tax liabilities at December 31, 2023	(25,555)	-	(3,717)	(55,008)	(84,280)

Deferred tax assets

Lease liabilities
US$
At January 1, 2021	-
Effect of adoption of amendments to IAS 12	71,874

At January 1, 2022 (restated)	71,874
Deferred tax credited to profit or loss (restated)	50,682
Exchange realignment (restated)	522

Gross deferred tax assets at December 31, 2022 and January 1, 2023 (restated)	123,078
Deferred tax charged to profit or loss	(68,519)
Exchange realignment	449

Gross deferred tax assets at December 31, 2023	55,008

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	DEFERRED TAXATION (continued)

Deferred tax assets (continued)

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	2023	2022
	US$	US$
Net deferred tax assets recognized in the consolidated statement of financial position	-	-

Net deferred tax liabilities recognized in the consolidated statement of financial position	29,272	35,540

25.	SHARE CAPITAL

Movements of share capital of the Company:

	Number of shares
	Class A Ordinary Shares	Class B Ordinary Shares	Old Class A Ordinary Shares	Old Class B Ordinary Shares	Class C Ordinary Shares	Preference Shares	Total

At January 1, 2023	-	-	815,700	632,529	-	4,758,252	6,206,481

Scrip dividend for Preference Shares (note (a))	-	-	-	-	-	142,032	142,032
Conversion of Preference Shares to Old Class A Ordinary Shares	-	-	449,865	-	-	(449,865)	-
Shares issued pursuant to share-based payment arrangement	-	-	8,726	-	-	-	8,726
Shares issued upon exercise of Class C warrants (note 22)	-	-	-	-	8,349,958	-	8,349,958
Repurchase and cancellation of Old Class A Ordinary Shares	-	-	(2,304)	-	-	-	(2,304)
Capital Reorganization - Share Exchange (note (b))	10,254,474	-	(1,271,987)	(632,529)	(8,349,958)	-	-
Capital Reorganization - Shares issued to acquire net assets of Bridgetown (note 27)	10,092,134	14,874,838	-	-	-	-	24,966,972
Shares issued upon the exercise of call option for loan notes (note (c))	2,005,460	-	-	-	-	-	2,005,460
Share issued for settlement of expenses (note (d))	325,000	-	-	-	-	-	325,000
Conversion of Class B Ordinary shares to Class A Ordinary Shares	1,620,000	(1,620,000)	-	-	-	-	-
Conversion of Preference Shares to Class A Ordinary Shares	983,599	-	-	-	-	(983,599)	-

At December 31, 2023	25,280,667	13,254,838	-	-	-	3,466,820	42,002,325

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Movements of share capital of the Company: (continued)

	Number of shares
	Old Class A Ordinary Shares	Old Class B Ordinary Shares	Old Class C Ordinary Shares	Preference Shares	Ordinary Shares*	Seed Preference Shares*	Series A Preference Shares*	Series B Preference Shares*	Series B-1 Preference Shares*	Total

At January 1, 2022	-	-	-	-	215,982	60,182	296,076	182,024	61,436	815,700

2022 Share Exchange (note (e))	815,700	-	-	-	(215,982)	(60,182)	(296,076)	(182,024)	(61,436)	-
Shares issued for settlement of 2022 Convertible Loans (note (f))	-	-	-	4,758,252	-	-	-	-	-	4,758,252
Shares issued for equity-settled transactions (note (g))	-	632,529	-	-	-	-	-	-	-	632,529

At December 31, 2022	815,700	632,529	-	4,758,252	-	-	-	-	-	6,206,481

*	Pursuant to a written shareholders’ resolution passed on December 21, 2022, the Ordinary Shares, Seed Preference Shares, Series A Preference Shares, Series B Preferences Shares and Series B-1 Preference Shares were cancelled.

As at December 31, 2022 and 2021, the total number of ordinary shares of the Company outstanding were 1,448,229 and 215,982, respectively. The movements of the shares issued by the Company in 2022 and 2021 have been retrospectively adjusted to give effect to the share exchange for purposes of computing loss per ordinary share (note 34).

Notes:

(a)	Prior to the Capital Reorganization, the Company declared scrip dividends to holders of the Preference Shares and issued an aggregate of 142,032 Preference Shares. No other dividends were declared to holders of any shares of the Company during the years ended December 31, 2023 and 2022.

(b)	As described in note 1, upon closing of the Capital Reorganization, 10,254,474 Class A ordinary shares and 4,450,419 Preference Shares of the Company were exchanged for 33,379,256 ordinary shares of CGCL and 14,486,506 preference shares of CGCL at an exchange ratio of 0.307212.

(c)	The Company executed a deed poll constituting up to US$5,000,000 of fixed rate unsecured loan notes, bearing a paid in kind (“PIK”) interest rate of 25% per annum (together with any PIK notes, the “Call Option Notes”) subscribed by a company controlled by a shareholder with significant influence over the Company (the “Option Holder”). Immediately after the closing of the Capital Reorganization, the Option Holder elected to exercise its call option for subscription of additional loan notes (see note 21) in full pursuant to the call option agreement by and between the Company and the Option Holder, as a result of which it received 2,005,460 Class A Ordinary Shares of the Company for no consideration and subscribed for US$5,000,000 of Call Option Notes in an aggregate principal amount of US$5,000,000. The Company has fully settled the Call Option Notes together with any accrued interest in October, 2023.

(d)	The Company issued 325,000 Class A Ordinary Shares for settlement of professional services rendered by a third party to the Group in lieu of the cash settlement option of US$500,000 (note 26).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Movements of share capital of the Company: (continued)

(e)	The issued and fully paid Ordinary Shares, Seed Preference Shares, Series A Preference Shares, Series B Preference Shares and Series B-1 Preference Shares (collectively, the “Existing Shares”) were automatically and compulsorily repurchased by the Company in exchange for the issuance of 815,700 Old Class A Ordinary Shares to the holders of the Existing Shares (“2022 Share Exchange”). Pursuant to a written shareholders’ resolution passed on October 14, 2022, the Company created and issued 6,165,000 Class A Warrants to subscribe to 6,165,000 Old Class A Ordinary Shares in the capital of the Company to the holders of the Existing Shares.

(f)	The Company issued 4,758,252 Preference Shares in exchange for settling all of the Company’s 2022 Convertible Loans and the corresponding accrued interest amounts (see note 20).

(g)	The Company allotted and issued 632,529 Old Class B Ordinary Shares to a company controlled by a shareholder with significant influence over the Company as non-cash consideration for the company’s assistance as the lead subscriber for the structuring of loan note purchase (see note 21) and other arrangements. Pursuant to a written shareholders’ resolution passed on October 14, 2022, the Company created 7,388,525 Class C Warrants, of which 3,939,472 Class C Warrants were issued to the holders of the Class B Ordinary Shares to subscribe to 3,939,472 Class C Ordinary Shares in the capital of the Company (see notes 21 and 22). Pursuant to a written resolution passed on December 21, 2022, the Company created 1,203,159 additional Class C Warrants to subscribe to 1,203,159 Class C Ordinary Shares in the capital of the Company and issued 4,410,486 Class C Warrants to subscribe to 4,410,486 Class C Ordinary Shares to holders of the loan notes (see notes 21 and 22).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Details of share capital of the Company:

	2023	2022
	US$	US$
Authorized:
440,000,000 Class A Ordinary Shares	44,000	-
50,000,000 Class B Ordinary Shares	5,000	-
10,000,000 Preference Shares	1,000	-

29,461,631 Old Class A Ordinary Shares	-	9,590
645,145 Old Class B Ordinary Shares	-	210
11,581,892 Old Class C Ordinary Shares	-	3,770
5,621,980 Old Class D Ordinary Shares	-	1,830
4,915,392 Preference Shares	-	1,600

	50,000	17,000

Issued and fully paid:
25,280,667 Class A Ordinary Shares	2,528	-
13,254,838 Class B Ordinary Shares	1,325	-
3,466,820 Preference Shares	347	-

815,700 Old Class A Ordinary Shares	-	265
632,529 Old Class B Ordinary Shares	-	206
4,758,252 Preference Shares	-	1,549

	4,200	2,020

All class of shares above have a par value of US$0.0001 each.

The terms of the different classes of shares outstanding for the year ended December 31, 2023 are as follows:

Class A Ordinary Shares

The holders of Class A Ordinary Shares are entitled to (i) receive dividends as declared from time to time, (ii) vote at shareholders’ meetings of the Company, and (iii) capital upon liquidation of the Company after the holders of convertible Preference Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution.

Class B Ordinary Shares

The holders of Class B Ordinary Shares are entitled to (i) receive dividends as declared from time to time, (ii) vote at shareholders’ meetings of the Company, (iii) capital upon liquidation of the Company after the holders of convertible Preference Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution, and (iv) convert their Class B Ordinary Shares into Class A Ordinary Shares of the Company at their discretion.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Preference Shares

After Capital Reorganization:

The holders of Preference Shares are entitled to (i) receive dividends, which are at the discretion of the board of directors of the Company, that such holder would receive had such holder converted all its Preference Shares into the applicable number of Class A Ordinary Shares immediately prior to the record date for the determination of the holders entitled to such dividend or distribution, (ii) vote at shareholders’ meetings of the Company, (iii) capital upon liquidation of the Company before the holders of Class A Ordinary Shares and Class B Ordinary Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution, and (iv) convert their Preference Shares into Class A Ordinary Shares of the Company at their discretion.

Before Capital Reorganization:

The holders of Preference Shares are entitled to (i) the number of votes equal to the number of Old Class A Ordinary Shares into which the Preference Shares could then be converted at shareholder meeting of the Company; (ii) capital upon liquidation, winding up or dissolution of the Company before holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Class D Ordinary Shares; (iii) receive fixed cumulative payment-in-kind dividends at a rate of 3 per cent per annum of the deemed issue price of the Preference Shares in preference to the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Class D Ordinary Shares if the board of directors resolve to declare and pay a dividend in any financial year; and (iv) conversion to Old Class A Ordinary Shares based on the applicable conversion price at the time of conversion. Preference Shares are subject to automatic conversion to Old Class A Ordinary Shares based on the applicable conversion price immediately prior to closing of a capital markets transaction or trade sale.

Preference Shares are classified as equity since they are non-redeemable and any dividends are discretionary.

The terms of the different classes of shares outstanding for the year ended December 31, 2022 are as follows:

Old Class A Ordinary Shares

The holders of Old Class A Ordinary Shares are entitled to (i) one vote for each share at shareholder meeting of the Company; and (ii) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares after payments made to the holders of Preference Shares of the Company; and (iii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Old Class B Ordinary Shares

The holders of Old Class B Ordinary Shares are entitled to (i) two votes for each share at shareholder meeting of the Company; (ii) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares after payments made to the holders of Preference Shares of the Company; and (iii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares. Old Class B Ordinary Shares are subject to (i) automatic conversion to Class A Ordinary Shares on a 1:1 ratio immediately prior to closing of a capital markets transaction or trade sale or (ii) automatic conversion to Old Class C Ordinary Shares on a 1:1 ratio immediately upon the full or partial exercise of the Class C Warrants held by the holder of those Old Class B Ordinary Shares.

Old Class C Ordinary Shares

The holders of Old Class C Ordinary Shares are entitled to (i) ten votes for each share at shareholder meeting of the Company; (ii) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares after payments made to the holders of Preference Shares of the Company; and (iii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares; Old Class C Ordinary Shares are subject to automatic conversion to Old Class A Ordinary Shares on a 1:1 ratio immediately prior to closing of a capital markets transaction or trade sale.

Old Class D Ordinary Shares

The holders of Old Class D Ordinary Shares are entitled to (i) capital upon liquidation, winding up or dissolution of the Company ratably among the holders of the Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares; and (ii) receive dividends, which are at the discretion of the board of directors of the Company, pro rata among the holders of Old Class A Ordinary Shares, Old Class B Ordinary Shares, Old Class C Ordinary Shares and Old Class D Ordinary Shares, after the payment of dividends to the holders of the Preference Shares. Old Class D Ordinary Shares are subject to automatic conversion to Old Class A Ordinary Shares on a 1:1 ratio immediately prior to closing of a capital markets transaction or trade sale.

The terms of the different classes of shares outstanding as at January 1, 2022 are as follows:

Ordinary Shares

The holders of ordinary shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholder meetings of the Company; and (iii) are entitled to capital upon liquidation of the Company after payments made to the holders of Series A preference shares, the holders of Series B preference shares, the holders of Series B-1 preference shares and the holders of Seed preference shares of the Company.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE CAPITAL (continued)

Seed Preference Shares

The holders of Seed preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares but after the holders of Series A preference shares, the holders of Series B preference shares and the holders of Series B-1 preference shares of the Company; and (iv) convert their Seed preference shares into ordinary shares of the Company at their discretion.

Series A Preference Shares

The holders of Series A preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares and Seed preference shares but after the holders of Series B preference shares and the holders of Series B-1 preference shares of the Company; and (iv) convert their Series A preference shares into ordinary shares of the Company at their discretion.

Series B Preference Shares

The holders of Series B preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares, Seed preference shares and Series A preference shares but after the holders of Series B-1 preference shares of the Company; and (iv) convert their Series B preference shares into ordinary shares of the Company at their discretion.

Series B-1 Preference Shares

The holders of Series B-1 preference shares are entitled to (i) receive dividends as declared from time to time; (ii) vote at shareholders’ meetings of the Company; (iii) capital upon liquidation of the Company before the holders of ordinary shares, Seed preference shares, Series A preference shares and Series B preference shares of the Company; and (iv) convert their Series B-1 preference shares into ordinary shares of the Company at their discretion.

Seed Preference Shares, Series A Preference Shares, Series B Preference Shares and Series B-1 Preference Shares were classified as equity since they are non-redeemable and any dividends are discretionary.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	SHARE-BASED PAYMENTS

Equity-settled share-based payment transactions - 2015 share option scheme

During the year ended December 31, 2015, the Board of Directors of the Company approved the 2015 Equity Plan, which is administrated by the Board of Directors. The Company operates the share option scheme primarily for the purpose of providing incentives and rewards to eligible participants (including key management and other employees of the Group) who contribute to the long-term growth and profitability of the Group. Eligible participants of the share option scheme are granted options to subscribe for ordinary shares of the Company (the “Old Share Options”). The Old Share Options granted typically have a term of ten years and vest over one to five years based on continued services. Certain of the Old Share Options have market conditions which are taken into account in the determination of the fair value of such options as at the date of grant. Any unvested Old Share Options will vest in full and be cashed out at an amount according to the terms set out in the grant letters upon the occurrence of certain triggering events which the Company considered not probable.

Old Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

A summary of the movements in the number of Old Share Options held by key management personnel of the Group which were granted in respect of their services rendered to the Group during the year ended December 31, 2022 was as follows:

	2022
	Weighted
	average
	exercise price	Number
	US$ per share	of options
At January 1	86.44	144,797
Cancelled during the year	86.44	(144,797)

At December 31	-	-

During the year ended December 31, 2022, all the outstanding Old Share Options were cancelled and the 2015 share option scheme was terminated for no consideration. As a result, the total amount of unrecognized share-based compensation expense related to the Old Share Options of US$6,023,000 was immediately recognized in employee benefit expenses upon the cancellation of the awards.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme - 2022 Equity Plan and MoneyHero Equity Plan

On December 16, 2022, the Board of Directors of the Company approved the 2022 Equity Plan, which is administrated by the Board of Directors. The Company operates the share option scheme primarily for the purpose of providing incentives and rewards to eligible participants (including key management and other employees of the Group) who contribute to the long-term growth and profitability of the Group. Eligible participants of the share option scheme are granted options to subscribe for ordinary shares of the Company (the “2022 Share Options”). The 2022 Share Options granted typically have a term of ten years and vest over 45 to 48 months based on continued services. Certain of the 2022 Share Options have other vesting conditions relating to the performance of the Group which are non-market performance vesting conditions and are included in the assumptions about the number of equity instruments that are expected to vest. Upon the occurrence of certain triggering events, 50% of the unvested 2022 Share Options will vest, and the remaining 50% will vest on the first anniversary of such event, with certain conditions such as the participants’ continued employment with the Group. Upon the occurrence of such event, the Board of Directors may (in its sole discretion), with respect to any or all of the 2022 Share Options that are outstanding and vested at such time, take certain actions including, and depending on the conditions, (a) to provide for the assumption, substitution or continuation of such vested 2022 Share Options or the adjustment of performance criteria or acceleration of vesting; (b) to cash out the excess of fair market value of the share of the Company to be awarded over the exercise price of the 2022 Share Options; (c) to unilaterally terminate all or any portion of such vested 2022 Share Options for no consideration if the exercise price of the 2022 Share Options equals to or exceeds the fair market value of the share of the Company; or (d) to convert into equity securities of the listing vehicle in applicable cases.

2022 Share Options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

Following the consummation of the Capital Reorganization (note 1), all outstanding share options under the 2022 Equity Plan were replaced by share options issued under the Company’s new equity plan (the “MoneyHero Share Options” issued under “MoneyHero Equity Plan”). There was no incremental fair value in addition to the original grant-date fair value of original 2022 Share Options to be recognized.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme - 2022 Equity Plan and MoneyHero Equity Plan (continued)

A summary of the movements in the number of share options under the 2022 Equity Plan, which was subsequently replaced by the MoneyHero Share Options, held by employees and key management personnel of the Group which were granted in respect of their services rendered to the Group is as follows:

	2023
	Weighted
	average
	exercise price	Number
	US$ per share	of options
At January 1,	-	-
Granted during the year	0.0001	3,188,929
Cancelled during the year	0.0001	(75,431)
Forfeited during the year	0.0001	(233,927)

At December 31,	0.0001	2,879,571

The range of exercise prices and the remaining contractual life of the MoneyHero Share Options held by employees and key management personnel of the Group outstanding as at the end of the reporting period are as follows:

	Remaining contractual life (years)	Range of exercise prices US$ per share	Number of Share Options

2023	2.75 – 3.00	0.0001	2,879,571

The fair values of 2022 Share Options granted during the year ended December 31, 2023 before the Capital Reorganization were estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	-
Risk-free interest rate (%)	3.49 - 3.87
Exit rate (%)	25
Exercise multiples (%)	220 - 280
Volatility (%)	60 - 62
Expected life of options (years)	10
Fair value of underlying Ordinary Share (US$ per share)	0.43 - 1.82

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme - 2022 Equity Plan and MoneyHero Equity Plan (continued)

The Group estimated the expected volatility based on the historical volatility of similar companies that are publicly-traded given the Company has been a private company that lacks information on share price volatility before the Capital Reorganization. The Company selected companies with similar characteristics, including invested capital’s value, business model, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual lives of the Company’s options. Further, the expected dividend yield was determined to be 0% since the Company had not historically declared or paid dividends nor does it plan to do so in the foreseeable future. The Company also estimated the risk-free interest rates based the yield of U.S. Treasury Strips with maturity life equal to the contractual lives of the options of 10 years. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser.

Equity-settled Transactions – Others

On October 14, 2022, the Company allotted and issued 632,528 Class B Ordinary Shares of US$0.0001 each for non-cash consideration as the compensation to a company controlled by a shareholder of the Company for its assistance as the lead subscriber for the structuring of loan note purchase (see note 21) and other arrangements. The Company measured the fair value of services received indirectly with reference to the fair value of the equity instruments granted as consideration for the services. The fair value of the non-cash consideration of US$882,115 was charged to profit or loss for the year ended December 31, 2022.

The Company has used the market approach to determine the underlying equity value of the Company and thus the fair value of Class B Ordinary Shares. The significant assumptions used in this analysis include, but are not limited to, the derived multiples from comparable companies and other market data. The selection of comparable businesses is based on similar characteristics of the business in which the reporting unit operates giving consideration to risk profiles, size, geography, and diversity of products and services.

On November 6, 2023, the Company allotted and issued 325,000 Class A Ordinary Shares of the Company of US$0.0001 each for the settlement to a third party for its professional services rendered. The Company measured the fair value of services received at the market price of the services, which was $500,000 and charged to profit or loss for the year ended December 31, 2023 (see Note 25(d)).

27.	CAPITAL REORGANIZATION

As described in note 1, the Capital Reorganization has been accounted for with reference to the principles of reverse acquisitions as if CGCL is the accounting acquirer and Bridgetown is accounting acquiree. Accordingly, except for the capital structure, these financial statements have been presented as a continuation of the consolidated financial information of CGCL with:

●	the assets and liabilities of CGCL Group recognized and measured at their carrying amounts immediately prior to the Capital Reorganization;

●	the accumulated losses and other equity balances of CGCL Group recognized at their carrying amounts immediately prior to the Capital Reorganization; and the financial information for periods prior to the Capital Reorganization being that of CGCL Group.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

27.	CAPITAL REORGANIZATION (continued)

As Bridgetown, the accounting acquiree, does not meet the definition of a business for the purposes of IFRS 3, the Capital Reorganization is determined to be an acquisition of the net assets of Bridgetown together with an equity-settled share-based payment which is regarded as an issuance of the Company’s ordinary shares in exchange for a stock exchange listing service. The stock exchange listing service has been recorded in profit or loss and measured as the excess of fair value of the Company’s ordinary shares issued to acquire Bridgetown over the fair value of Bridgetown’s identifiable net assets acquired, with the amount expensed as incurred:

The fair value of Bridgetown’s identifiable net assets acquired comprising:

US$

Cash	46,783
Cash held in Trust Account	91,466,681
Warrant liabilities (note a)	(4,993,764)
Net identifiable assets acquired	86,519,700

Less: Fair Value of consideration comprising
10,092,134 Company’s Class A ordinary shares (note b)	62,066,624
14,874,838 Company’s Class B ordinary shares	91,480,254
Total Fair value of consideration	153,546,878

Share-based payment on listing	67,027,178

Notes:

(a)	The warrant liabilities acquired include those in relation to the warrants issued by Bridgetown to Bridgetown’s public investors (Public Warrants) and Bridgetown LLC, the sponsor (Sponsor Warrants). The holders of Bridgetown’s warrants (including public investors and the sponsor) received one warrant of the Company for each Bridgetown’s warrant, resulting in the issuance of 26,282,971 warrants by the Company upon the Capital Reorganization (see note 22).

(b)	Concurrently with the execution of the Initial Merger, the Company, Bridgetown, Bridgetown’s sponsor and CGCL entered into a working capital loan capitalization agreement (the “ Working Capital Loan Capitalization Agreement”). Included in the 10,092,134 Class A Ordinary Shares of the Company issued to Bridgetown’s sponsor were 451,839 shares issued pursuant to the Working Capital Loan Capitalization Agreement to settle an aggregate of US$4,518,390 of working capital loans from Bridgetown’s sponsors to Bridgetown.

Professional services fee of US$6,643,367 were incurred to facilitate the listing on NASDAQ via the Capital Reorganization and recognized as administrative and other operating expenses in profit or loss for the year ended December 31, 2023.

28.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F-6 and F-7 of the financial statements.

The capital, warrant and other reserves mainly represented certain adjustments to equity arising from group reorganizations, and outstanding Class A Warrants classified as equity measured at fair value upon initial recognition and not subsequently remeasured.

As at December 31, 2023, Class A Warrants with a carrying amount of approximately US$3,118,496 were held by a shareholder with significant influence over the Company and key management personnel of the Company.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

29.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Changes in liabilities arising from financing activities

2023		Lease
	Loan notes	liabilities
	US$	US$
At January 1, 2023	8,745,192	785,687
Changes from financing cash flows	(27,720,827)	(730,908)
Interest paid classified as operating cash flows	-	(48,363)

Non-cash transactions:
New leases	-	549,622
Finance costs accrued	18,975,635	48,363
Exchange realignment	-	1,660
At December 31, 2023	-	606,061

2022		Convertible		Lease
	Loan notes	loans	Bridge loan	Liabilities
	US$	US$	US$	US$
At January 1, 2022	-	4,294,265	12,274,215	486,678
Changes from financing cash flows	22,397,271	12,656,069	610,000	(873,308)
Interest paid classified as operating cash flows	-	-	-	(42,130)

Non-cash transactions:
Finance costs accrued	786,058	2,894,050	4,074,175	42,130
New leases	-	-	-	1,237,069
Remeasurement on lease modifications	-	-	-	(64,390)
Recognition of warrant liabilities	(11,642,006)	-	-	-
Initial recognition of derivative financial instruments	(2,796,131)	(10,024,014)	(842,181)	-
Derecognition of derivative financial instruments	-	735,688	3,229,291	-
Issuance of convertible loan for settlement of bridge loan	-	18,960,000	(18,960,000)	-
Conversion to Preference Shares	-	(29,381,027)	-	-
Other non-cash transactions	-	(135,031)	(385,500)	-
Exchange realignment	-	-	-	(362)
At December 31, 2022	8,745,192	-	-	785,687

2021	Convertible		Lease
	loan	Bridge loan	Liabilities
	US$	US$	US$
At January 1 2021	4,123,563	—	1,116,912
Changes from financing cash flows	—	13,150,000	(785,494)
Interest paid classified as operating cash flows	—	—	(48,171)

Non-cash transactions:
Initial recognition of derivative financial instruments	(544,327)	(1,418,222)	—
Finance costs accrued	715,029	936,937	48,171
Remeasurement on lease modifications	—	—	206,250
Other non-cash transactions	—	(394,500)	—
Exchange realignment	—	—	(50,990)
At 31 December 2021	4,294,265	12,274,215	486,678

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

29.	NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(b)	Total cash outflow for leases

The total cash outflow for leases included in the statements of cash flows is as follows:

	2023	2022	2021
	US$	US$	US$
Within operating activities	91,294	199,394	378,571
Within financing activities	730,908	873,308	785,494
	822,202	1,072,702	1,164,065

30.	RELATED PARTY TRANSACTIONS

In addition to the transactions, arrangements and balances detailed elsewhere in these financial statements, the Group had the following transactions with companies controlled by a shareholder with significant influence over the Company and key management personnel on agreed terms between the relevant parties during the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	US$	US$	US$
Finance costs on bridge loan
- Key management personnel	-	97,428	36,036
- A company controlled by a shareholder with significant influence over the Company	-	487,140	180,180
Finance costs on convertible loans
- Key management personnel	-	77,403	-
- Companies controlled by a shareholder with significant influence over the Company	-	1,679,203	715,029
Finance costs on loan notes
- Key management personnel	152,468	1,590	-
- Companies controlled by a shareholder with significant influence over the Company	15,013,576	744,727	-
Revenue earned from companies controlled by a shareholder with significant influence over the Company
- Internet leads generation and marketing service income	161,451	197,835	100,633
- Insurance commission income	695,088	93,593	3,100
- Marketing income	25,161	32,398	3,721
Equity-settled transactions included in general, administrative and other operating expenses (note 26)	-	882,115	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

2023

Financial assets at amortized cost

2023
US$
Accounts receivable	17,236,384
Financial assets included in deposits and other receivables	808,679
Pledged bank deposits	188,745
Cash and cash equivalents	68,641,016
86,874,824

Financial liabilities

	Financial liabilities at fair value through profit or loss - designated as such upon initial recognition	Financial liabilities at amortized cost	Total
	US$	US$	US$
2023
Accounts payable	-	23,839,894	23,839,894
Warrant liabilities	1,839,808	-	1,839,808
Lease liabilities	-	606,061	606,061
Financial liabilities included in other payables and accruals	-	5,664,220	5,664,220

	1,839,808	30,110,175	31,949,983

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

2022

Financial assets at amortized cost

2022
US$
Accounts receivable	9,684,035
Financial assets included in deposits and other receivables	703,399
Pledged bank deposits	195,883
Cash and cash equivalents	24,077,695
34,661,012

Financial liabilities

	Financial liabilities at fair value through profit or loss - designated as such upon initial recognition	Financial liabilities at amortized cost	Total
	US$	US$	US$
2022
Accounts payable	-	16,653,695	16,653,695
Other derivative financial instruments	2,796,131	-	2,796,131
Warrant liabilities	12,449,145	-	12,449,145
Lease liabilities	-	785,687	785,687
Financial liabilities included in other payables and accruals	-	4,513,530	4,513,530
Loan note	-	8,745,192	8,745,192
	15,245,276	30,698,104	45,943,380

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments are cash and cash equivalents, pledged bank deposits, convertible loan, interest-bearing borrowings, other derivative financial instruments and warrant liabilities. The main purpose of these financial instruments is to finance the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable, other receivables, deposits, accounts payable, lease liabilities and financial liabilities included in other payables and accruals, which mainly arise directly from its operations.

It is, and has been throughout the year under review, the Group’s policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments, assets and liabilities are credit risk, liquidity risk and foreign currency risk. Management reviews and agrees policies for managing each of these risks and they are summarized below.

Credit risk

The Group trades mainly with recognized and creditworthy third parties. Customers who wish to trade on credit terms are normally subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis.

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31. The amounts presented are gross carrying amounts for financial assets.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk (continued)

Maximum exposure and year-end staging (continued)

	12-month ECLs	Lifetime ECLs
				Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	US$	US$	US$	US$	US$
December 31, 2023
Accounts receivable*	-	-	-	17,346,035	17,346,035
Contract assets*	-	-	-	16,024,969	16,024,969
Financial assets included in deposits and other receivables
- Normal**	808,679	-	-	-	808,679
Pledged bank deposits
- Not yet past due	188,745	-	-	-	188,745
Cash and cash equivalents
- Not yet past due	68,641,016	-	-	-	68,641,016
	69,638,440	-	-	33,371,004	103,009,444

December 31, 2022
Accounts receivable*	-	-	-	9,807,667	9,807,667
Contract assets*	-	-	-	11,140,109	11,140,109
Financial assets included in deposits and other receivables
- Normal**	764,611	-	-	-	764,611
Pledged bank deposits
- Not yet past due	195,883	-	-	-	195,883
Cash and cash equivalents
- Not yet past due	24,077,695	-	-	-	24,077,695
	25,038,189	-	-	20,947,776	45,985,965

*	For accounts receivable and contract assets to which the Group applies the simplified approach for impairment, information is disclosed in notes 14 and 15 to the financial statements.

**	The credit quality of financial assets included in deposits and other receivables is considered to be “normal” when it is not past due and there is no information indicating that the financials had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

The Group monitors its risk to a shortage of funds and considers the maturity of both its financial liabilities and financial assets and projected cash flows from operations. The Group’s objective is to ensure there are adequate funds to meet its liquidity requirements in the short and longer terms.

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	Within 1 year or on demand	1 to 5 years	Total
	US$	US$	US$
2023
Lease liabilities	588,103	27,108	615,211
Accounts payable	23,839,894	-	23,839,894
Financial liabilities included in other payables and accruals	5,664,220	-	5,664,220

	30,092,217	27,108	30,119,325

2022
Lease liabilities	523,206	300,092	823,298
Accounts payable	16,653,695	-	16,653,695
Financial liabilities included in other payables and accruals	4,513,530	-	4,513,530
Loan notes	-	68,351,047	68,351,047

	21,690,431	68,651,139	90,341,570

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates.

The Group operates across Asia and is exposed to foreign exchange risk arising from foreign currency transactions. The Group’s operating units may have financial instruments denominated in currencies other than their respective functional currencies. They are therefore exposed to foreign currency risk, as the value of the financial instruments denominated in other currencies will fluctuate due to changes in exchange rates. The Group does not hedge foreign currency exposures.

The Group’s senior management monitors and manages the Group’s foreign currency risk exposure position on an ongoing basis, and considers hedging significant foreign currency exposure should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the SGD, TWD, MYR, PHP, THB and IDR exchange rates, with all other variables held constant, of the Group’s loss before tax. As HK$ is pegged to US$, the directors of the Company anticipate that there will be no significant movements in the US$/HK$ exchange rates and the exposure on US$ will not be material.

	2023		2022
	Increase/	Increase/	Increase/	Increase/
	(decrease) in	(decrease)	(decrease) in	(decrease)
	foreign	in loss	foreign	in loss
	exchange rate	after tax	exchange rate	after tax
	US$		US$
SGD	3%	(1,477,961)	3%	(1,556,060)
	(3)%	1,477,961	(3)%	1,556,060
TWD	3%	(474,534)	3%	(473,641)
	(3)%	474,534	(3)%	473,641
MYR	3%	(402,719)	3%	(372,744)
	(3)%	402,719	(3)%	372,744
PHP	3%	(576,565)	3%	(489,293)
	(3)%	576,565	(3)%	489,293
THB	3%	(329,276)	3%	(327,939)
	(3)%	329,276	(3)%	327,939
IDR	3%	(184,116)	3%	(181,853)
	(3)%	184,116	(3)%	181,853

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.

33.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The Group’s management is responsible for determining the policies and procedures for the fair value measurement of financial instruments. At each reporting date, management analyzes the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by management.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management has assessed that the carrying amounts of financial assets included in accounts receivable, financial assets included in deposits and other receivables, cash and cash equivalents, pledged bank deposits, accounts payable, financial liabilities included in other payables and accruals, interest-bearing borrowings and lease liabilities reasonably approximate to their fair values largely due to the short term maturities/no fixed terms of repayment of these instruments or because the effect of discounting not reflected in the carrying amounts of these instruments are not material. The fair values of the non-current portion of deposits, interest-bearing borrowings and lease liabilities have been calculated and assessed mainly by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities, as appropriate. The changes in fair value as a result of the Group’s own non-performance risk for interest-bearing borrowings and lease liabilities as at December 31, 2023 and 2022 were assessed to be insignificant.

The derivative financial instruments and warrant liabilities are initially recognized at fair value and are subsequently remeasured at fair value at the end of each reporting period. The fair value measurement of the derivative financial instruments and warrant liabilities, except for Public Warrants and Sponsor Warrants issued upon the Capital Reorganization, are measured using significant unobservable inputs, as further detailed in notes 20, 21 and 22 to the financial statement, and categorized within Level 3 fair value measurement. For Public Warrants and Sponsor Warrants issued upon the Capital Reorganization (note 22) that are accounted for as a derivative financial liability and measured at fair value at each reporting date are Level 1 Instruments.

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial liabilities (2022: Nil). As at December 31, 2023 and 2022, the Group had no financial instrument measured at fair value which was categorized within Level 1 or Level 2 fair value measurement, except for the Public Warrants and Sponsor Warrants.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

34.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of the basic loss per share amounts is based on the loss for the year attributable to ordinary equity holders, and the weighted average number of ordinary shares of in issue during the period.

Comparative loss per share (basic and diluted) was restated to give effect to the Share Exchange for comparability purposes (see note 1).

	2023	2022	2021
	US$	US$	US$
	per share	per share	per share
Basic and diluted loss per share
Total basic and diluted loss per share attributable to the ordinary equity holders of the Company	(17.92)	(102.43)	(143.21)

	2023	2022	2021
	US$	US$	US$
Loss
Loss attributable to the equity shareholders of the Company	172,600,513	49,441,815	30,932,005

	2023	2022	2021
Number of shares
Weighted-average number of ordinary shares	9,632,562	482,689	215,983

The computation of basic and diluted loss per Class A and Class B ordinary share are the same as the Class A and Class B ordinary shares have the same rights to participate in profits and losses and are all treated as ordinary shares on an as converted basis.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2023, 2022 and 2021 in respect of a dilution as the impact of the warrants, preference shares, convertible loans and share options outstanding have an anti-dilutive effect on the basic loss per share amounts presented.

35.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 29, 2024.