Form 20-F
period 2024-12-31
MoneyHero Ltd
filed 2025-05-06
CIK 1974044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Rohith Murthy

Chief Executive Officer

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

As of December 31, 2024, there were 28,653,467 Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), 13,254,838 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), and 2,407,575 Preference Shares, par value $0.0001 per share (“Preference Shares”) issued and outstanding.

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

“FWD” means a pan-Asian life insurance company majority owned by Pacific Century;

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

“MoneyHero Group,” “we,” “our” or “us” means MoneyHero Limited and its subsidiaries;

“MoneyHero Group Members” means users who have login IDs with the MoneyHero Group’s platforms in Singapore, Hong Kong and Taiwan, users who subscribe to its email distributions in Singapore, Hong Kong, Taiwan and the Philippines, and users who are registered in its rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated;

“Monthly Unique User” (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated;

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

“Public Warrants” means the warrants issued by us upon the conversion of Bridgetown Public Warrants at the effective time of the Initial Merger;

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

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Founded in 2014 and dual-headquartered in Singapore and Hong Kong, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia, operating in Singapore, Hong Kong, Taiwan and the Philippines with respective local market brands. With a portfolio of six well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, wealth, insurance and other financial products, connecting the providers of these products with well- matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this prospectus, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2024, we had approximately 7.5 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan and the Philippines, and users who are registered in our rewards database in Singapore and Hong Kong. We also retain an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform.

As of December 31, 2024, we had over 290 commercial partner relationships, which are measured based on relationships with different business lines within a given financial institution. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. In 2024, we had over 1.7 million Applications for financial product purchases and over 0.7 million Approved Applications, compared to over 1.7 million Applications for financial product purchases and over 0.6 million Approved Applications in 2023. In addition, in 2024, we published over 180 articles per month on our blogs, and our platforms averaged over 5.2 million page views per month by our users. In the quarter ended December 31, 2024, we had approximately 6.2 million Monthly Unique Users, 18.6 million Traffic sessions, with 70% of our Traffic sessions and 72% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Our main business pillars are (i) online financial comparison platforms, where we provide financial guidance to consumers by offering a broad range of financial and lifestyle content, product comparison tools, and financial product marketplaces on its websites, and (ii) B2B business (Creatory), where we expand our user reach by partnering with other third-party online content and channel partners. The MoneyHero Group conducts its business mainly through the following websites: https://www.moneyherogroup.com, https://www.moneyhero.com.hk, https://www.singsaver.com.sg, https://www.money101.com.tw, https://www.moneymax.ph and https://creatory.biz.

For the years ended December 31, 2022, 2023 and 2024, our revenue was US$68.1 million, US$80.7 million and US$79.5 million, respectively. We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, wealth, insurance and other financial products, whereby we charge the providers of these products on a revenue per click (“RPC”), revenue per lead (“RPL”), revenue per application (“RPA”) or revenue per approved application (“RPAA”) basis; (ii) insurance commission income through providing insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals. In 2024, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 89.5%, 6.5%, 2.7% and 1.3% of our total revenue, respectively, compared to 94.0%, 4.2%, 1.3% and 0.6% of our total revenue in 2023, respectively. We recorded a loss of US$49.4 million, US$172.6 million, and US$37.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. In 2024, approximately 38.9%, 38.3%, 6.5%, 16.2% and 0.2% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. As of December 31, 2024, approximately 30.9%, 50.8%, 4.1% and 13.7% of our assets were located in Singapore, Hong Kong, Taiwan and the Philippines, respectively. We ceased our customer-facing operations in Malaysia in the third quarter of 2024.

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

The table below sets forth a breakdown of the amounts transferred, the parties and regions involved and the currencies in which the transfers were made during the period from January 1, 2022 to December 31, 2024.

Source of Funds	Nature of Transfer	Payor	Payee	Currency of Transfer	Amount (US$, in thousands)
Cayman Islands	Working Capital Loan	Moneyhero Limited (“MHL”)	CompareAsia Group Limited (“CAGL”)	USD	17,280
		CompareAsia Group Capital Limited (“CGCL”)	CAGL	USD	60,804
	Transfer of listing proceeds received on behalf	CGCL	MHL	USD	40,001
Singapore	Working Capital Loan	Ekos Pte. Ltd.	CAGRSG	SGD	1,281
		Singsaver Pte. Ltd.	CAGRSG	SGD	1,463
			Seedly Pte. Ltd	SGD	443
	Service Fee	Singsaver Pte. Ltd.	CAGRL	USD	653
			CAGRSG	USD	699

			CAGRSG	SGD	118
			Ekos Pte. Ltd.	SGD	2,091
			Seedly Pte. Ltd	SGD	341
		Seedly Pte. Ltd	Singsaver Pte. Ltd.	SGD	29
		Ekos Pte. Ltd.	Seedly Pte. Ltd	SGD	397
			CAGRSG	SGD	52
			Singsaver Pte. Ltd.	SGD	47,577
			CAGL	USD	8
			CAGRL	USD	2
		Singsaver Insurance Brokers Pte. Ltd.	CAGRL	USD	21
			CAGRSG	USD	315
			Singsaver Pte. Ltd.	SGD	253
	Settlement of payment on behalf	Singsaver Pte. Ltd.	CAGL	USD	8,797
			CAGRSG	USD	10
	Capital Contribution	Singsaver Pte. Ltd.	Singsaver Insurance Brokers Pte. Ltd.	SGD	717
	Loan Repayment	Singsaver Pte. Ltd.	CAGL	USD	2,976
		CAGRSG	Ekos Pte. Ltd.	SGD	557
Hong Kong	Working Capital Loan	CAGL	CAGRL	USD	10,938
			CompareAsia Group ROHQ Philippines		80
			CAGRSG		42,356
			Compargo Malaysia Sdn. Bhd.		590
			Ekos Limited		7,784
			MoneyGuru Philippines Corporation		884
			MoneyHero Global Limited		2,689
			Seedly Pte. Ltd		1,043
			Singsaver Pte. Ltd.		6,433
			Certain historic subsidiaries		765
			CAGRL	HKD	864
			Ekos Limited		955
			MoneyHero Global Limited		1,274
		MoneyHero Global Limited	CAGRL	USD	350
		MoneyHero Global Limited	Ekos Limited	HKD	7
	Loan Repayment	CAGRL	CAGL	USD	869
		MoneyHero Global Limited	CAGL		4,329
		MoneyHero Global Limited	CAGL	HKD	1,274

		CAGL	CGCL	USD	1,540
		Ekos Limited	MoneyHero Global Limited	HKD	15
	Service Fee	MoneyHero Global Limited	CAGL	USD	446
			CAGRL	HKD	536
		MoneyHero Insurance Brokers Limited	CAGL	USD	4
			CAGRL	USD	45
			CAGRSG	USD	14
			CAGRL	HKD	37
		MoneyHero Insurance Brokers Limited	MoneyHero Global Limited	HKD	1,855
		Ekos Limited	MoneyHero Global Limited	HKD	1
	Settlement of payment on behalf	MoneyHero Global Limited	CAGL	USD	3,713
				HKD	2,636
	Capital Contribution	MoneyHero Global Limited	MoneyHero Insurance Brokers Limited	HKD	502
The Philippines	Working Capital Loan	MoneyGuru Philippines Corporation	CompareAsia Group ROHQ Philippines	PHP	435
	Loan Repayment	MoneyGuru Philippines Corporation	CAGL	USD	2,467
		CompareAsia Group ROHQ Philippines	MoneyGuru Philippines Corporation	USD	75
	Service Fee	MoneyGuru Philippines Corporation	CAGL	USD	1,332
			CAGRL		2,571
			CAGRSG		1,956
		MoneyHero Insurance Brokerage, Inc.	MoneyGuru Philippines Corporation	PHP	827
	Capital Contribution	MoneyGuru Philippines Corporation	MoneyHero Insurance Brokerage, Inc.	PHP	976

As of the date of this annual report, no cash dividend or distribution had been made by our Company or any of our subsidiaries to our respective investors. It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future. The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of our Company and our subsidiaries from time to time and will be within the discretion of our board of directors. We believe that there are no additional limitations or foreign exchange restrictions on our ability to transfer cash between our Company and our subsidiaries, or among our subsidiaries, either within a certain region or cross borders, and our ability to distribute earnings or declare dividends to U.S. and non-U.S. investors, other than the laws and regulations described under the sections titled “Regulations on Foreign Investment and Exchange Control” and “Regulations on Dividend Distribution” under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Singapore,” the sections titled “Regulations on Foreign Ownership Restrictions,” “Regulations on Exchange Control” and “Regulations on Dividend Distributions” under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the Philippines,” the sections titled “Regulations on Foreign Investment,” “Regulations on Financial Support Provided by Offshore Entities,” “Regulations on Exchange Control” and “Regulations on Dividend Distributions” under the section titled “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Taiwan,” the sections titled “Regulations on Foreign Investment” and “Regulations on Exchange Control” under “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Malaysia” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares and Preference Shares—Dividends.”

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

We maintain a Finance and Accounting Manual, which sets forth certain rules and procedures relating to cash management. All the group companies are required to perform monthly bank reconciliation. The Group Finance Director prepares a group-level cash position report on a monthly basis for the group’s Chief Executive Officer to review, with a summary of the balances of bank accounts in each of our four markets, analysis on the fluctuations for the month, information about conversion of trade receivables to cash, explanation on the sources and uses of cash and other information required to forecast, schedule and allocate cash. In addition, for purposes of working capital budgeting, local financial managers are required to send a monthly cashflow forecast of their respective region for the Group Finance Director and Chief Financial Officer to review, and variances from previous forecasts are also analyzed as part of this process. Local entities that need funds for operations are required to submit cash requests to the Group Finance Director and Chief Financial Officer for assessment and approval. Repayments of working capital loans and regional recharges are initiated at the group level, taking into account factors such as the funding needs of the entities and foreign exchange exposure, and require approval from the Chief Financial Officer.

A. Selected Financial Data

The following tables present our selected consolidated financial information. The selected consolidated statements of loss and other comprehensive income/(loss) data and cash flow data for the three years ended December 31, 2024, 2023 and 2022 and the consolidated statements of financial position data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

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

Consolidated Statements of Loss and Other Comprehensive Income/(Loss)

	For the Year Ended December 31,
	2024	2023	2022
	(US$ in thousands, except for loss per share)
Revenue	79,511	80,671	68,132
Costs and expenses	(119,702)	(110,698)	(109,105)
Operating loss	(40,192)	(30,026)	(40,973)
Other income/(expenses)	2,513	(142,511)	(8,721)
Loss before income tax	(37,678)	(172,538)	(49,694)
Tax (expenses)/credit	(109)	(63)	252
Loss for the year	(37,787)	(172,601)	(49,442)
Other comprehensive income/(loss), net of tax	3,750	(850)	3,130
Total comprehensive loss, net of tax	(34,037)	(173,451)	(46,312)
Basic and diluted loss per share	(0.9)	(17.9)	(102.4)

Consolidated Statements of Financial Position

	As of December 31,
	2024	2023
	(US$ in thousands)
Assets
Current assets	78,282	106,947
Non-current assets	2,601	8,100
Total assets	80,883	115,047
Liabilities
Current liabilities	32,147	35,708
Non-current liabilities	509	255
Total liabilities	32,656	35,963
Net assets	48,227	79,084
Shareholders’ equity
Total shareholders’ equity	48,227	79,084

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2024	2023	2022
	(US$ in thousands)
Net cash flows used in operating activities	(24,888)	(17,043)	(14,609)
Net cash flows used in investing activities	(257)	(1,342)	(4,976)
Net cash flows (used in)/from financing activities	(722)	63,062	34,790
Net increase/(decrease) in cash and cash equivalents	(25,867)	44,677	15,205
Cash and cash equivalents at the beginning of the year	68,641	24,078	9,190
Effect of foreign exchange rate changes, net	(253)	(113)	(317)
Cash and cash equivalents at the end of the year	42,522	68,641	24,078

Non-IFRS Financial Measures

	For the Year Ended December 31,
	2024	2023	2022
	(US$ in thousands)
Loss for the year	(37,787)	(172,601)	(49,442)

Tax expenses/(credit)	109	63	(252)
Depreciation and amortization	4,043	7,165	4,789
Interest income	(1,478)	(873)	(28)
Finance costs	25	19,028	7,801

EBITDA	(35,088)	(147,217)	(37,132)

Non-cash items:
Changes in fair value of financial instruments	(447)	57,333	1,101
Impairment of goodwill	—	—	4,383
Impairment of intangible assets	4,541	3,106	1,451
Equity settled share-based payment arising from employee share incentive scheme	3,179	6,629	14,431
Unrealized foreign exchange loss/(gain), net	4,197	(895)	3,389

Listing and other non-recurring strategic exercises related items:
Share-based payment on listing	—	67,027	—
Equity settled share-based payment arising from professional services in relation to listing	—	500	—
Transaction expenses	29	6,643	1,139
Gain on disposal of assets in Malaysian operations	(600)	—	—
Other non-recurring costs related to strategic exercises	61	1	528
Gain on derecognition of convertible loan and bridge loan	—	—	(135)
Equity-settled share-based payment expense arising from other fundraising activities	—	—	882

Other non-recurring items:
Other long-term employee benefits expense/(credit)	—	110	(4,951)
Non-recurring legal fees	462	—	—
Adjusted EBITDA(1)	(23,666)	(6,763)	(14,915)
Revenue	79,511	80,671	68,132
Adjusted EBITDA	(23,666)	(6,763)	(14,915)
Adjusted EBITDA Margin(1)	(29.8)%	(8.4)%	(21.9)%

Note:

(1)	In addition to our results determined in accordance with IFRS, we believe that the above non-IFRS measures are useful in evaluating its operating performance. We use these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of non-financial assets, equity-settled share-based payment expenses, other long-term employee benefits expense/(credit), non-recurring costs related to strategic exercises, gain on disposal of assets in Malaysian operations, transaction expenses, changes in the fair value of financial instruments, non-recurring legal fees, gain on derecognition of convertible loan and bridge loan and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

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

We have a history of losses, including losses of US$49.4 million, US$172.6 million and US$37.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. We expect to continue to make investments in developing and expanding our business, including, but not limited to, in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. Our growth efforts may result in significant costs and expenses before generating any incremental revenue from acquisitions or investments. Moreover, we may experience more expenses than we anticipate or fail to generate enough revenue to offset costs, leading to increased losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including, but not limited to:

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

The current global economic slowdown, adverse changes in the consumer lending and insurance markets and the possibility of continued turbulence or uncertainty in global financial markets and economies have had, continue to have, and may increasingly have a negative impact on our users and commercial partners, the demand for, and supply of, the financial products on our platforms, our ability to generate revenue from our commercial partners and grow our business, and our access to and the availability of financing on acceptable terms. For example, while rising inflation could cause consumers to seek increased credit both in the form of credit cards and personal loans, our commercial partners may tighten their underwriting standards as they see higher rates of default from consumers, which could result in decreased supply of credit card or personal loan products on our platforms and lower approval rates. Inflationary pressures have increased our operating costs in 2023 and 2024 and could continue to have an adverse impact on our costs, margins and profitability in the future. Factors such as increased interest rates, economic uncertainties, recessionary conditions, increased unemployment or stagnant or declining wages also can cause consumers to become more cautious in their borrowing behavior, seek alternative financing options or postpone borrowing decisions altogether. While we closely monitor market conditions and have adopted vertical diversification strategies, there is no guarantee that our efforts will be successful in countering the potential negative impacts of macroeconomic risks on our business. Furthermore, macroeconomic conditions could adversely affect the financial strengths of our commercial partners, causing them to cease participating, or participating less, on our platform, tighten underwriting standards, become less willing or able to issue credit, reduce approval rates, implement cost-reduction initiatives that reduce or eliminate their marketing budgets available to our platforms, requiring them to drop the quality of their products and services, or rendering them unable to pay us fees on time, or at all. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, our business, financial condition and results of operations could be materially and adversely affected.

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

We are dual-headquartered in Singapore and Hong Kong and have operations in four Greater Southeast Asia markets. In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. In 2024, approximately 38.9%, 38.3%, 6.5%, 16.2% and 0.2% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. We ceased our customer-facing operations in Malaysia in the third quarter of 2024.

Each of our markets has its own set of political, policy, legal, economic, taxation and other risks and uncertainties that may impact our performance. Therefore, operating in our current markets often requires bespoke business models for each market in which we operate, which adds complexity and reduces economies of scale. In addition, volatile political situations, policy instabilities or changes in policy directions in these markets could negatively affect the local economy, operating environment and investor confidence, which in turn could have a material adverse effect on our business, financial condition and results of operations. Furthermore, emerging market countries, such as the Philippines, tend to have less sophisticated legal, taxation and regulatory frameworks than developed markets and are typically subject to greater risks and uncertainties, including, but not limited to, the risks of expropriation, nationalization, commercial or governmental disputes, inflation, interest rate and currency fluctuations, and greater difficulty in enforcing or collecting payment against contracts and ensuring that all required governmental and regulatory approvals necessary to operate our business are in place and will be renewed. In addition, the laws and regulations in these markets are more susceptible to unexpected changes and inconsistent application, interpretation or enforcement.

For a more detailed description of these risks, see “—Risks Related to Doing Business in Singapore,” “—Risks Related to Doing Business in Hong Kong,” “—Risks Related to Doing Business in Taiwan,” and “—Risks Related to Doing Business in the Philippines.”

If we fail to retain existing commercial partners, especially commercial partners from which we generate a substantial portion of our revenue, or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As of December 31, 2024, we had over 290 commercial partner relationships.

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

In addition, as the financial services industry in Asia is relatively concentrated, our revenue is heavily reliant on a small number of key commercial partners. For example, various entities affiliated with or acting on behalf of Citibank, N.A. across our key markets together contributed to approximately 14% of our revenue in 2024. The services we provide to these entities are governed by master services agreements, with a term of one to three years, and various work orders and marketing agreements covering a variety type of financial products. The work orders and marketing agreements set out the specific commercial terms and have varying terms of duration. The termination of the master services agreements will not result in the termination of any specific work order or marketing arrangement. The concentrated nature of the industry increases our dependency on these key partners and exposes us to risks associated with the loss of business, unfavorable renegotiation of contractual terms and the emergence of new competitors. If we are unable to manage the risks associated with our dependence on a small number of key commercial partners or adapt to changes in the market environment, if our relationships with any of these key commercial partners were to be terminated, or if our level of business with them were to decrease significantly, our business, financial condition and results of operations could be materially and adversely affected.

Our success-based fee model is subject to risks that could have a material adverse effect on our business, financial condition and results of operations.

We generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. For our internet leads generation and marketing service income, which accounted for approximately 95.3%, 94.0% and 89.5% of our total revenue in 2022, 2023 and 2024, respectively, and we charge our commercial partners on a RPC, RPL, RPA or RPAA basis. In 2022, 2023 and 2024, 84%, 90% and 87% of our revenue was realized based on Approved Applications, respectively, with the remaining portion realized primarily based on Clicks, Leads and Applications. Our internet leads generation and marketing service income is tied to Click, Leads, Application or Approved Application, as applicable, and there is no duplication among the pricing models. Our pricing model is product-based, and our arrangements with some of our commercial partners involve more than one pricing model. The success-based nature of our fee structures creates business risks as we incur marketing and other costs involved in generating revenue upfront but will only receive fees from our commercial partners when such efforts and costs successfully result in Clicks, Leads, Applications and Approved Applications. In 2022, 2023 and 2024, over 80% of our revenue was realized based on Approved Applications. As such, fluctuations in approval rates for Applications, which may be influenced by factors such as economic conditions, consumer creditworthiness and competition from other financial services providers, could create significant risks to our ability to generate revenue and earn profit. Our dependency on success-based outcomes requires us to continuously invest in marketing and promotional activities to attract users to our platforms, while also maintaining strong relationships with our commercial partners. Any adverse change in the availability and competitiveness of the financial products on our platforms, the willingness of our commercial partners to approve applications for financial products, our fee arrangements with our commercial partners, or our ability to attract new users, retain existing users and increase user engagement level could have a material and adverse impact on our business, financial condition and results of operations.

Trends in the credit card industry and impact of the general economy on the credit card industry could harm our business, financial condition and results of operations.

The credit card market is an important part of our business. In 2022, 2023 and 2024, over 60% of our revenue was derived from credit card products. Our participation in the credit card market is subject to particular risks, each of which could negatively affect our business, financial condition and results of operations:

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

We hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines. In 2022, 2023 and 2024, we had insurance commission income of US$1.7 million, US$3.4 million and US$5.2 million, respectively, representing approximately 2.4%, 4.2% and 6.5% of our total revenue, respectively. Commission fee rates and premiums can change based on various factors over which we do not have control, such as the prevailing economic, regulatory, taxation and competitive factors, as well as consumer demand for insurance products and the growing availability of alternative methods for consumers to meet their risk-protection needs. Any decrease in commission fee rates or premiums may have an adverse effect on our financial condition and results of operations.

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

In addition to organic traffic, we also expand our user reach through paid marketing channels, such as Google, Meta and TikTok, and by partnering with other third-party online content and channel partners via Creatory, who receive commission from us on a fixed fee basis or conversion-based fee basis for promoting the financial products on our platforms. If we are unable to monitor conversions on a real time basis across all paid marketing channels and optimize our paid marketing channel mix, or identify, attract and retain at economically attractive price points a sufficient number of content and channel partners who can successfully promote the products on our platforms, our ability to cost-effectively expand our user base and our results of operations could be significantly harmed. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract visits to our platforms. Failure to drive campaigns with cost-effective rewards options that are likely to attract high quality traffic and result in conversions could have a material adverse effect on our financial performance. In addition, we bear the cost for most of the rewards offered to our users who purchase or were approved for particular financial products via our platforms and certain costs related to the fulfillment of rewards, which require operational bandwidth and a dedicated procurement team for cost-effective sourcing of rewards. Adverse changes in these costs and other costs related to the services that we provide to our commercial partners and their customers, such as customer support services, also could have a material and adverse effect on our financial performance.

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

As an online financial services aggregator, we rely on the data provided by our users and third parties, such as Google, to operate our business, provide our services and enhance our offerings. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from third-party financial institutions, credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners. For the credit report feature in our MoneyHero App in partnership with TransUnion Limited (“TransUnion”), we offer registered users access to credit reports provided by TransUnion on the MoneyHero App free of charge.

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

Our (and the third parties with whom we work) actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations.

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

To mitigate these risks, we have invested in data security systems, implemented policies and procedures and undergone certain accreditation processes and believe that we are materially compliant with the applicable laws and regulations on data protection and privacy. However, these measures may not be sufficient to prevent or fully address potential data breaches or other security incidents. If we (or the third parties with whom we work) fail, or are perceived to fail, in protecting information provided by our users and commercial partners, or other confidential information, our business, financial condition and results of operations may be adversely affected.

We, our subsidiaries, and the third parties with whom we work, may be subject to a variety of laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations regarding cybersecurity and data protection, and our (or the third parties with whom we work) actual or perceived failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

As an online financial services aggregator, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. In addition, we rely on the data provided by our users and third parties, such as Google, to operate our business, provide our services and enhance our offerings. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners. For the credit report feature in our MoneyHero App in partnership with TransUnion, we offer registered users access to credit reports provided by TransUnion on the MoneyHero App free of charge.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and may enact certain data localization requirements, for example, the Biden Administration’s executive order Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”), Singapore’s PDPA, Philippine’s Data Privacy Act, Taiwan’s Personal Data Protection Act, and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. We have customers in Asia and are subject to data privacy regimes in Asia, including Singapore’s PDPDA. For example, Singapore’s PDPA imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to 10% of the organization’s annual turnover in Singapore for organizations with an annual turnover in Singapore exceeding S$10 million.

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

We do not have any operations in Mainland China. However, there remains uncertainty as to how PRC laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the CAC, will take the same position as we do. If we were deemed by PRC regulatory authorities to be subject to these laws and regulations, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required cybersecurity review, and we may be required to suspend our relevant business, shut down the MoneyHero website or mobile app, or face other penalties, which could materially and adversely affect our business, financial condition and results of operations.

We use AI, including generative AI, and machine learning (“ML”) technologies in our products and services (collectively, “AI/ML” technologies). The development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed enacted, or are considering laws governing AI/ML, including the EU’s AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the U.S. Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

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

Our success is also subject to the risk of future disruptive technologies, such as artificial intelligence (“AI”) and machine learning (“ML”). The failure to develop enhancements to our applications for, or that incorporate, technologies such as AI and ML may impact our ability to increase the efficiency of and reduce costs associated with our clients’ operations. Given the fast pace with which such new technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. For example, if new technologies emerge that are able to deliver similar or superior solutions at lower prices, more efficiently or more conveniently or if more consumers utilize AI and AI-related technology to learn about, find or compare financial products, such technologies could adversely affect our ability to compete. In addition, new developments in technologies such as AI and ML could render our products and services obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products and services. As a result, our business, results of operations and financial condition would be materially and adversely affected.

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

In connection with the issuance of Class A Ordinary Shares upon the exercise of 19,833,035 Public Warrants and 6,449,936 Sponsor Warrants, we will receive up to $302,254,166.50 if all such warrants are exercised in full for cash at an exercise price of $11.50 per share and, to the extent any Selling Securityholder wishes to exercise its Class A Warrants and sell the underlying Class A Ordinary Shares, we will receive an exercise price of $2.9899, $5.9798 or $8.9697 per 0.307212 share, as applicable, from the Selling Securityholder (or up to $24,845,189.97 in the aggregate). However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. The historical trading prices for Class A Ordinary Shares have varied from a high of approximately US$6.00 per share on October 13, 2023 to a low of approximately US$0.551 per share on April 8, 2025. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our subsidiaries are, or may in the future be, subject to restrictions and limitations on paying dividends or otherwise transferring funds to us or other group companies or making other cross border transfers or foreign exchange transactions, which may restrict our ability to satisfy liquidity requirements, expand our business or pay dividends to our shareholders.

Our subsidiaries are subject to restrictions on paying dividends to us. For example, (i) our Singapore subsidiaries, like all Singapore companies, are only allowed to pay dividends out of profits, and there are certain restrictions on the use of profits for the purposes of dividend declaration; (ii) except under limited circumstances, our Taiwan subsidiaries, like all Taiwan companies, will not be permitted to distribute dividends or make other distributions to shareholders in any given year for which it did not record net income or retained earnings (excluding reserves), and 10% of each Taiwan company’s annual net income is required to be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the company; and (iii) a Philippines company may declare dividends out of the unrestricted retained earnings which can be payable in cash, property, or in stock, provided that, stock dividends are issued with the approval of stockholders representing at least two-thirds (2/3) of the outstanding capital stock, and the declaration of dividends must comply with relevant guidelines on determining retained earnings available for dividend declaration. For a more detailed description on these and other restrictions on intercompany funds transfers, see “Item 4. Information on the Company—B. Business Overview—Regulations.” While there are currently no restrictions on the ability of our Hong Kong subsidiaries to issue dividends or make other distributions to us, transfer funds to other group companies or make other cross border transfers or foreign exchange transactions, we cannot assure you that such restrictions will not be imposed in the future. For more details, see the section titled “—Risks Related to Doing Business in Hong Kong—Our Hong Kong subsidiaries may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

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

We track certain operational metrics, such as Monthly Unique Users, Traffic sessions, MoneyHero Group Members, Clicks, Leads, Applications and Approved Applications, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and the tools we use to track these metrics are subject to a number of limitations. If these internal systems or tools undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. Changes in the algorithms of the tools we use to track these metrics, such as Google Analytics, could also lead to inaccuracies and cause our operating results from different periods to be less comparable. For example, historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024. Additionally, there are inherent challenges in measuring how our platforms are used. For example, the number of Monthly Unique Users on our platforms is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of Monthly Unique Users.

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

This annual report contains market and industry data and estimates obtained from third-party sources, including Similarweb. Although we generally consider this information to be reliable, we have not independently verified the accuracy or completeness of any such third-party data. Such information may not have been prepared on a consistent basis and may not align with other sources. Additionally, this annual report includes information based on, or derived from, internal company surveys, studies and research that has not been independently verified by third-party sources.

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

Failures, defects, errors, vulnerabilities or other compromises in our systems or data (or those of our third parties with whom we work) could adversely affect our business, financial condition and results of operations.

We rely heavily on the availability and performance of our platforms and systems and those of third parties with whom we work to service our users and commercial partners. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Our platforms and systems (and those of the third parties with whom we work) are susceptible to failures, interruptions and security breaches and may have defects, errors or vulnerabilities, which could adversely affect our business, financial condition and results of operations. Such risks include, but are not limited to:

●	technical malfunctions, power outages, hardware or software failures, defects, errors or vulnerabilities in our systems or those of our third-party partners and human errors that could disrupt the availability or functionality of our platforms, leading to decreased user satisfaction and potential loss of users and commercial partners;

●	security breaches, cyberattacks or unauthorized access to our systems or those of the third parties with whom we work—including but not limited to those caused by social-engineering attacks (including through deep fakes, which are increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats could compromise the security, confidentiality or availability of our platforms or the loss or compromise of user data or other confidential information, resulting in reputational damage, legal liability and loss of trust among users and commercial partners;

●	increased costs and resources associated with monitoring, mitigating, identifying, addressing and resolving any defects, cyber-attacks, errors or vulnerabilities in our systems or those of the third parties with whom we work;

●	increased costs and difficulty associated with maintaining, upgrading and enhancing our platforms and systems to minimize the risks of failures, interruptions and security breaches and to comply with evolving legal and regulatory requirements;

●	the potential for third parties to gather, collect, or infer sensitive information about us—whether from public sources, data brokers, or other means—that reveals competitively sensitive details about our organization or a prolonged system failure or interruption, which could lead to loss of revenue, increased operating expenses or negative publicity; and

●	the potential for legal and contractual liability, regulatory penalties or negative publicity resulting from system failures, defects, errors or vulnerabilities, which could harm our reputation and business.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not, and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities.

Certain of the previously identified or similar threats have, in the past, caused and may, in the future, cause a security incident or other interruption. Such incidents could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. For example, we have been the target of unsuccessful phishing attempts in the past, and expect such attempts will continue in the future. Moreover, any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/ML platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.

We employ a shared responsibility model where our customers are responsible for using, configuring and otherwise implementing security measures related to our platform, services and products in a manner that meets applicable cybersecurity standards, complies with laws, and addresses their information security risk. As part of this shared responsibility security model, we make certain security features available to our customers that can be implemented at our customers’ discretion, or identify security areas or measures for which our customers are responsible. For example, our customer is responsible for setting certain security controls such as MFA on their account/instance. In certain cases where our customers choose not to implement, or incorrectly implement, those features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure or security incidents, even if we are not the cause of a resulting customer security issue or incident, our customer relationships reputation, and revenue in the future may be adversely impacted.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. Our actual, or perceived, failure to effectively manage these risks and maintain the availability and performance of our platforms could diminish our ability to service our users and commercial partners, leading to loss of market share, decreased revenue and reputational damage, which could adversely affect our business, financial condition and results of operations.

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

As of the date of this annual report, we had 63 registered trademarks, of which 17 are registered in Hong Kong, 15 are registered in Singapore, 12 are registered in Taiwan and the rest are registered in the Philippines, Malaysia and Indonesia, 241 registered domain names, and 2 pending trademarks. In terms of revenue contribution, our most material intellectual property and proprietary rights are held in Singapore and Hong Kong. Our registered trademarks will expire between March 2026 and March 2035. These trademarks generally can be renewed before their respective expiration date following the submission of the requisite renewal application and/or renewal fee. However, there is no guarantee that all of these registered trademarks can be renewed. Failure to renew, register or otherwise protect our trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition and results of operations. Our registered domain names are renewed automatically upon expiration.

We rely, and expect to continue to rely, on a combination of trademark, copyright, trade secret and other laws and confidentiality and license agreements with our employees and third parties to protect our intellectual property and proprietary rights. The scope of intellectual property protection may be limited in the regions in which we operate, including Hong Kong, Singapore, Taiwan, and the Philippines, compared to the protection available in the United States, and we may face challenges in enforcing our intellectual property rights in these jurisdictions if the intellectual property laws and enforcement procedures in these jurisdictions do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. In addition, any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to enforce our intellectual property and proprietary rights. The agreements and tools we use to protect our intellectual property rights may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Third parties may knowingly or unknowingly infringe our intellectual property and proprietary rights, and we may not be able to prevent infringement without incurring substantial expenses. In addition, others may independently discover our trade secrets or develop similar technologies and processes, in which case we would not be able to assert trade secret rights. Our failure to obtain intellectual property registration or protect our intellectual property rights in any country or region in which we operate could diminish the value of our platforms, brand and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations.

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

We conduct business in Singapore through the following subsidiaries: (i) SingSaver Pte. Ltd., which operates the online financial comparison platform SingSaver; (ii) Seedly Pte. Ltd., which operates the personal finance community platform Seedly; (iii) SingSaver Insurance Brokers Pte. Ltd., a registered insurance broker; (iv) eKos Pte. Ltd., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (v) CAGRSG, which provides management and technology support services to group companies. In 2022, 2023 and 2024, Singapore was our largest market, contributing to approximately 34.4%, 39.8% and 38.9% of our total revenue, respectively. Accordingly, any adverse change in the political, economic and legal environments in Singapore, or in the general state of the Singapore economy, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides regional operational support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. In 2022, 2023 and 2024, approximately 32.7%, 33.4% and 38.3% of our total revenue was derived from Hong Kong, respectively. As of December 31, 2024, approximately 50.8% of our assets were located in Hong Kong. Any changes in the economic, social and political conditions in Hong Kong, any escalation in political and trade tensions, including those involving the U.S., Mainland China and Hong Kong, and incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong, may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. The future development of national security laws and regulations in Hong Kong also could materially impact our business by possibly triggering sanctions or other harmful measures.

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China, and none of its assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, our management believes, based on their experience, that (i) the laws and regulations of the PRC do not currently have any material impact on our business operations and that the PRC government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities; and (ii) no permission or approval from PRC government authorities, including but not limited to the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”), is required of our Company or any of our subsidiaries for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. As such, neither we nor any of our subsidiaries have applied for, or been denied, any permission or approval from PRC government authorities for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. However, we have not engaged PRC legal counsel in connection with reaching these determinations, and there is no guarantee that PRC government authorities will take the same position. If the conclusion that such permissions or approvals are not required proves to be incorrect, or if applicable laws, regulations or interpretations change, and we or any of our subsidiaries is required to obtain such permissions or approvals in the future, any failure to obtain the requisite permissions and approvals or the subsequent denial or rescission of such permissions and approvals could materially and adversely affect our operations, significantly limit or completely hinder our ability to offer or continue to offer securities, and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors.

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

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides regional operational support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. In 2022, 2023 and 2024, approximately 32.7%, 33.4% and 38.3% of our total revenue was derived from Hong Kong, respectively. As of December 31, 2024, approximately 50.8% of our assets were located in Hong Kong. Accordingly, any changes in the economic, social and political conditions in Hong Kong could have a material adverse effect on the business operations of our Hong Kong subsidiaries.

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

Pursuant to the Basic Law, (i) national laws of the PRC, except for those listed in Annex III of the Basic Law, shall not be applied in Hong Kong, and (ii) the national laws listed in Annex III of the Basic Law shall be limited to those relating to defense, foreign affairs and other matters that are deemed to be outside the autonomy of Hong Kong under the Basic Law. As a result, national laws of the PRC not listed in Annex III of the Basic Law, such as certain laws relating to cybersecurity, data protection, personal information protection, and certain enterprise tax laws, may not apply in Hong Kong.

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

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide our products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China and none of our assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, we believe that the laws, rules and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight, discretion or control over the manner in which we conduct our business. However, because of our substantial operations in Hong Kong through our Hong Kong subsidiaries and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct oversight, discretion or control in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in Mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign stock exchange, maintain such listing, conduct its business or accept foreign investment. In addition, the PRC legal system is evolving rapidly and the PRC laws, rules and regulations may change quickly with little or no advance notice. Because the laws, rules and regulations in the PRC can change quickly with little advance notice, there are significant risks and uncertainties regarding the enforcement of these laws, rules and regulations. See “—The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our Securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us.” Furthermore, while we do not believe the recent statements and regulatory actions by the PRC government and regulatory authorities in Hong Kong, such as those related to data security or anti-monopoly concerns, have had any impact on us, these statements and regulatory actions could have a significant impact on our ability to conduct our business, accept foreign investments, or seek or maintain listing on Nasdaq or another U.S. or foreign stock exchange. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business. In 2022, 2023 and 2024, approximately 32.7%, 33.4% and 38.3% of our total revenue was derived from Hong Kong. As of December 31, 2024, approximately 50.8% of our assets were located in Hong Kong. If we were to become subject to the intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/or result in increased costs necessary to comply with existing or any newly adopted laws, rules and regulations or penalties for any failure to comply. Our operations and the value of the securities registered herein could be materially and adversely affected if the PRC government intervenes in or influences our operations at any time, or exerts more control over offerings conducted overseas by, and/or foreign investment in, issuers based in Mainland China or Hong Kong. In addition, the market prices and value of our securities could be adversely affected as a result of the actual or anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies with operations in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not intervene in or influence our current or future operations at any time.

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

We conduct business in Taiwan through our subsidiary Money101 Company Limited, which operates the online financial comparison platform Money101.com.tw. In 2022, 2023 and 2024, approximately 16.2%, 8.4% and 6.5% of our total revenue was derived from Taiwan, respectively. Despite recent challenges in the Taiwan market associated with the halt of various product offerings by certain key clients, which have led to a decrease in revenue, Money101 continues to witness a significant increase in user engagement, and continued investments are set to capture potential growth opportunities in the market.

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

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online financial comparison platform Moneymax, (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker, and (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates, as well as CompareAsia Group ROHQ Philippines, which is a branch and the regional operating headquarters in the Philippines of CAGRL. In 2022, 2023 and 2024, approximately 14.5%, 17.6% and 16.2% of our total revenue was derived from the Philippines, respectively.

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

The Philippine government’s credit ratings directly affect companies domiciled in the Philippines, as international credit rating agencies issue credit ratings by reference to that of the sovereign. Historically, the Philippines’ sovereign debt has been rated relatively low by international credit rating agencies. In August 2024, Moody’s affirmed its rating of Baa2 with a stable outlook. In June 2024, Fitch affirmed its rating of BBB with a stable outlook, reflecting the country’s medium-term growth prospects constrained by low GDP per head and weaker governance standards than at BBB peers.

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

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our Class A Ordinary Shares and/or Public Warrants, which would likely have a negative effect on the trading price and impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting notification, we would take actions to restore our compliance with the applicable requirements. However, there is no guarantee that such efforts will be successful. Our securities are listed on the Nasdaq Global Market. In order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On April 7, 2025, we received a bid deficiency notice letter from Nasdaq indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”) for continued listing on Nasdaq. We were provided 180 calendar days, or until October 6, 2025, to regain compliance with the Bid Price Rule. To regain compliance, our Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. The Company intends to continue to actively monitor its compliance with the Bid Price Rule and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split, if necessary.

As of the date of this annual report, our Class A ordinary shares continue to be listed and traded on Nasdaq. However, we may be unable to regain and maintain compliance with Nasdaq continued listing requirements.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A ordinary shares is a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

A substantial amount of our Class A Ordinary Shares are, or will be (in the case of certain Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares or Preference Shares or the exercise of Warrants or Options), subject to transfer restrictions, While there is currently an active trading market for our securities, it may not be sustained. Additionally, if our securities are not listed on Nasdaq and are quoted on the OTC, the liquidity and price of our securities may be more limited than if they were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be sustained.

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

The Sponsor is subject to a contractual earnout as of the date of this annual report. Satisfaction of the applicable earnout conditions are satisfied, the Sponsor may sell large amounts of our Class A Ordinary Shares in the open market or in privately negotiated transactions, which increase the volatility in our share price and result in a significant decline in the price of our securities.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements. As of March 31, 2025, Sponsor, the sole member of which is indirectly wholly owned by Mr. Richard Tzar Kai Li (“Mr. Li”), directly held 44.2% of the equity interest and 84.6% of the voting power in MoneyHero Limited (not taking into account any Class A Ordinary Shares issuable upon exercise of Sponsor Warrants).

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

As of March 31, 2025 and after taking into account additional Class A Ordinary Shares that may be acquired by the relevant shareholder within 60 days following the same date, (i) Sponsor beneficially owned 44.2% of the equity interest and 84.6% of the voting power, which enable it to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this annual report); (ii) EIHL, an affiliate of Sponsor, beneficially owned 26.6% of the equity interest and 7.4% of the voting power; (iii) PMIL, a wholly-owned subsidiary of PCCW Limited, a Hong Kong Stock Exchange-listed company where Mr. Li is the Chairman and an Executive Director, beneficially owned 22.0% of the equity interest and 4.0% of the voting power. In addition, Mr. Li, by virtue of his indirect ownership of E Capital, may be deemed to beneficially own an additional 0.7% of the equity interest and 0.2% of the voting power through E Capital.

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

As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. We also expect to issue additional share capital in the future in connection with financings, grant of equity awards under equity incentive plans. In addition, an aggregate of 29,981,970 Class A Ordinary Shares are issuable upon the exercise of Warrants outstanding as of March 31, 2025 (including warrants held by non-affiliates, all of which are out of money based on the closing price of our Class A Ordinary Shares on May 1, 2025 of $0.78 per share), and an aggregate of 13,197,563 our Class A Ordinary Shares have been reserved for issuance under the 2023 Equity Incentive Plan (the “Equity Plan”). For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

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

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares, Class B Ordinary Shares and Preference Shares. Each Class A Ordinary Share and Preference Share is entitled to one vote, while each Class B Ordinary Share is entitled to 10 votes, with all ordinary shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Sponsor and Steven Teichman each directly held approximately 95.5% and 4.5% of Class B Ordinary Shares issued and outstanding as of March 31, 2025, respectively, which, together with the Class A Ordinary Shares beneficially owned by Sponsor, represented 44.2% of the equity interest and 84.6% of the voting power, after taking into account additional Class A Ordinary Shares that may be acquired by them within 60 days following the same date. In addition, Sponsor may, at its discretion, acquire the Class B Ordinary Shares held by Mr. Teichman for no consideration.

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

The historical trading prices for Class A Ordinary Shares have varied from a high of approximately US$6.00 per share on October 13, 2023 to a low of approximately US$0.551 per share on April 8, 2025, but have not reached the $18.00 per share threshold for redemption described above. We have no obligation to notify holders of the Public Warrants that they have become eligible for redemption and will not provide separate notice to the holders of our Public Warrants at the time that they become exercisable. However, in the event we decide to redeem your Public Warrants, a notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the date fixed for redemption to the registered holders of the warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in such a manner shall be conclusively presumed to have been duly given.

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

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (iii) ineffective information technology general controls in the area of program change and user access management over the financial accounting system.

We have initiated a series of measures to address the identified material weaknesses. For instance, we have recruited a Senior Finance Manager with experience and knowledge in IFRS and SEC reporting to strengthen the financial reporting function and established a financial reporting control framework. Furthermore, we have started to establish monitoring and oversight controls for non-recurring and complex transactions and revise and update our financial accounting policy manual. However, we have experienced high turnover of our accounting and financial reporting personnel, including the chief financial officer, group financial director and key accounting and financial reporting personnel which has significantly hindered the progress of our remedial efforts towards addressing the identified material weaknesses.

As a result, we are still in the process of implementing a number of measures to address the material weaknesses identified, including, among other things: (i) hiring additional qualified individuals with relevant experience and qualifications in IFRS and SEC reporting, (ii) implementing regular and standardized training programs on IFRS and SEC reporting for our accounting personnel, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting standards, (iv) updating, communicating, and implementing the financial accounting policy manual for our accounting personnel regarding recurring transactions and period-end closing procedures, and (v) designing and implementing information technology general controls, including controls over program change management, and the review and update of user access rights and privileges for our financial accounting system. We intend to remediate the material weaknesses and expect that we will incur certain costs for implementing our remediation measures. However, there is no guarantee that these measures will be effective in addressing the material weaknesses identified or that we may conclude in the future that these material weaknesses have been fully remediated. In addition, during the course of documenting and testing our internal control procedures, we may identify additional material weaknesses in our internal control over financial reporting. Such material weaknesses would likely cause investors to lose confidence in our reported financial information, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares.

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

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Since the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other liquid assets. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We, MoneyHero Limited, are an exempted company limited by shares incorporated under the laws of the Cayman Islands on March 21, 2023. Our predecessor businesses, known as Hyphen Group or CompareAsia Group, were founded in 2014. Our principal place of business is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore and our telephone number is +65 6322 4392.

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

B. Business Overview

We are a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia. We operate in Singapore, Hong Kong, Taiwan and the Philippines. Our brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory and we also retain an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform. We had over 290 commercial partner relationships as at December 31, 2024, and had approximately 6.2 million Monthly Unique Users across our platform for the quarter ended December 31, 2024. Our backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group.

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

With a portfolio of six well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, wealth, insurance and other financial products, connecting the providers of these products with well-matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this annual report, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

Consumers in Asia have an ever-expanding portfolio of personal finance choices ahead of them and are increasingly comfortable using online sources to learn about their options, compare offerings and transact for financial products. At the same time, consumers are increasingly “time poor.” Through our services, we aim to make financial decisions a time-saving and rewarding experience for them. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2024, we had approximately 7.5 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who have subscribed to our email distributions in Singapore, Hong Kong, the Philippines and Taiwan, and users who are registered in our rewards database in Singapore and Hong Kong.

Furthermore, consumers that would not otherwise transact directly through financial product providers’ own platforms, which are inherently limited in terms of product set, would naturally gravitate to our platforms with a strong intent of comparing and purchasing relevant financial products. We leverage technology and data-driven insights to deliver high and reliable volumes of new customers for financial product providers that place products on our platforms, fostering healthy competition and driving the development of better financial products. As of December 31, 2024, we had over 290 commercial partner relationships. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. We are dual- headquartered in Singapore and Hong Kong and have operations in four Asian markets, namely Singapore, Hong Kong, the Philippines and Taiwan. We also retain an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform.

In 2024, we had over 1.7 million Applications for financial product purchases and over 0.7 million Approved Applications, compared to over 1.7 million Applications for financial product purchases and over 0.6 million Approved Applications in 2023. In addition, in 2024, we published over 180 articles per month on our blogs, and our platforms averaged over 5.2 million page views per month by our users. In the quarter ended December 31, 2024, we had approximately 6.2 million Monthly Unique Users, 18.6 million Traffic sessions, with 70% of our Traffic sessions and 72% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Our main business pillars are:

●	Online Financial Comparison Platforms. We provide financial guidance to consumers in each market in which we operate by offering a broad range of financial and lifestyle content and product comparison tools via our online platforms. Our platforms include information on a comprehensive portfolio of over 2,100 financial products as of December 31, 2024, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products across our markets. Our teams have developed significant expertise in monitoring and managing nearly all aspects of digital conversion in the personal finance space. We also actively set internal targets for different aspects of the digital conversion funnel to ensure that our expectations of revenue are aligned with fundamental demand drivers. We operate these platforms through the following websites: https://www.moneyherogroup.com, https://www.moneyhero.com.hk, https://www.singsaver.com.sg, https://www.money101.com.tw and https://www.moneymax.ph.

In exchange for featuring products on our platforms and through our content and channel partners and providing services such as developing promotional campaigns, we charge our commercial partners using various fee models depending on the underlying contractual relationship. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. The main types of our fee structures for our internet leads generation and marketing service income are RPC, RPL, RPA and RPAA. Under the RPC pricing model, a commercial partner pays us each time a prospective customer clicks through from our platform to its website by means of a hyperlink to a product that appears in the comparison search results, sponsored link or promotional link. We measure a Click for the purposes of the RPC pricing model at the point in time when a visitor leaves our platform for a commercial partner’s website. Under the RPL pricing model, a commercial partner pays us each time a prospective customer provides his or her contact information to us in order to receive more information about the product(s). Under the RPA pricing model, a commercial partner pays us for each Application submitted by a prospective customer sourced from our platforms. Under the RPAA pricing model, a commercial partner pays us for each Approved Application that was facilitated through our platforms. Over the years, we have continued to evolve our revenue model from RPC, PRL or RPA to RPAA so that we can align our interest with that of our commercial partners and enhance our financial performance. In 2022, 2023 and 2024, 84%, 90% and 87% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on Clicks, Leads and Applications. Our internet leads generation and marketing service income is tied to Click, Leads, Application or Approved Application, as applicable, and there is no duplication among the pricing models. Our pricing model is product-based, and our arrangements with some of our commercial partners involve more than one pricing model. We also generate marketing income from our commercial partners for providing certain marketing and event-related services via our online platforms.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines, which enable us to provide end-to-end insurance acquisition services to consumers. For the insurance products on our platforms, we either act as the broker and generate insurance commission when the product is sold or earn leads generation income when we are not acting as the broker. Since we serve consumers until the end of issuance policies, we are very well positioned to capture insurance renewals and repeat purchases based on the lifestyle and financial needs of individual users in the insurance segment.

In 2022, 2023 and 2024, revenue generated directly through our online financial comparison platforms accounted for 86.3%, 83.0% and 84.0% of our total revenue, respectively.

●	B2B Business (Creatory Content Creators and Channel Partners; also known as eKos_connect). In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base by earning commission from us for promoting the financial products that our commercial partners place on our platforms, either on a fixed fee basis or conversion-based fee basis. This helps us increase the scale of sustainable customer acquisition for our commercial partners by improving our paid channel mix and capturing additional users that may not naturally use our own first-party platforms for information on personal finance products. Our ability to provide commercial partners with a greater scale of sustainable customer acquisition further increases our leverage in negotiating higher fee rates or other favorable commercial terms with our commercial partners and makes it easier for us to attract and retain commercial partners. For the quarter ended December 31, 2024, we had over 460 content and channel partners engaged via Creatory. The expansion of our channel network also allows us to capture a greater share of the total addressable market, or TAM, and is a key driver for the growth of our business. The website for the Creatory platform is https://creatory.biz.

In 2022, 2023 and 2024, revenue generated directly through our content and channel partners accounted for 13.7%, 17.0% and 16.0% of our total revenue, respectively.

For the years ended December 31, 2022 and 2023, our revenue was US$68.1 million and US$80.7 million, respectively, representing a year-over-year growth of 18.4%. For the year ended December 31, 2024, our revenue decreased to US$79.5 million, representing a year-over-year decline of 1.4%. We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, wealth, insurance and other financial products, whereby we charge the providers of these products on an RPC, RPL, RPA or RPAA basis; (ii) insurance commission income through providing insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals. In 2024, internet leads generation and marketing service income, insurance commission income, marketing income, and events income accounted for approximately 89.5%, 6.5%, 2.7% and 1.3% of our total revenue, respectively, compared to 94.0%, 4.2%, 1.3%, and 0.6% in 2023, respectively. We recorded a loss of US$49.4 million, US$172.6 million and US$37.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

In 2022, approximately 34.4%, 32.7%, 16.2%, 14.5%, 1.9% and 0.3% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines, Malaysia and Thailand, respectively. We ceased our operations in Thailand in 2022. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. In 2024, approximately 38.9%, 38.3%, 6.5%, 16.2% and 0.2% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. As of December 31, 2024, approximately 30.9%, 50.8%, 4.1% and 13.7% of our assets were located in Singapore, Hong Kong, Taiwan and the Philippines, respectively. We ceased our customer-facing operations in Malaysia in the third quarter of 2024, as we strategically invest and consolidate business to our key markets with higher growth potential.

Our Products and Offerings

We operate our holistic online financial comparison platforms under a portfolio of known and trusted brands across four Greater Southeast Asia markets and across comprehensive financial product verticals.

Our platforms provide free, comprehensive information about specific categories of financial products for our users to search for, compare and make informed decisions. As of December 31, 2024, we had over 290 commercial partner relationships and our platforms offered over 2,100 different financial products, including credit cards, personal loans, mortgages, various insurance lines, bank accounts, brokerage accounts and wealth management products. We design all aspects of our platforms to be intuitive and easy-to-use, enabling users to learn about, find, compare and purchase or apply for financial products within minutes. MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan and the Philippines and users who are registered in our rewards database in Singapore and Hong Kong, have access to more tailored information and recommendations. Leveraging our relationships with our commercial partners, we also offer exclusive promotions for users who purchase or were approved for particular financial products via our platforms, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines, through which we generate commission revenue when a product is sold through our online platform. We plan to continue to expand our relationships with insurance providers and we are also committed to providing a smarter and efficient way to purchase digital insurance for our users. For example, we launched a new car insurance platform in Hong Kong in October 2024 through a strategic partnership with bolttech, a global leader in Insurtech. This platform is designed to offer users a best-in-class experience, including comprehensive comparison tools, accurate pricing references, and a streamlined end-to-end user journey.

The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented. For the year ended December 31, 2024, revenue decreased by 1.4%, driven primarily by a shift in focus toward profitability by diversifying revenue mix toward high-margin products starting in the second half of 2024. As a result of our diversification strategy, higher margin verticals including wealth and insurance now represent over 20% of total revenue. In 2024, wealth was our fastest growing vertical, recording a 138% year-over-year growth.

	For the Year Ended December 31,
	2024		2023		2022
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Credit cards	48,958	61.6	60,258	74.7	49,430	72.6
Personal loans and mortgages	12,185	15.3	10,166	12.6	9,719	14.3
Wealth(1)	8,504	10.7	3,580	4.4	5,617	8.2
Insurance	8,181	10.3	5,853	7.3	2,662	3.9
Insurance-related internet leads generation and marketing service income	2,504	3.1	2,442	3.0	905	1.3
Insurance commission income	5,206	6.5	3,363	4.2	1,666	2.4
Marketing income	471	0.6	48	0.1	91	0.1
Other verticals	1,683	2.1	814	1.0	704	1.0
Total revenue	79,511	100.0	80,671	100.0	68,132	100.0

Note:

(1)	Wealth revenue (previously included in Other verticals) is presented separately effective from the year ended December 31, 2024. Wealth revenue includes revenue from bank accounts, brokerage accounts and wealth management products.

We operate at both a regional and local level, which enables us to effectively leverage our technology systems, marketing tools and market insights across our markets in Asia while deploying localized on-the-ground branding, marketing and product selection strategies specifically tailored to users in each market.

Key Brands

The map below presents our key brands and related average Monthly Unique User data for the quarter ended December 31, 2024.

MoneyHero

Launched in 2013, MoneyHero is one of Hong Kong’s leading online financial comparison platforms in terms of visitors, according to Similarweb, offering quick and easy access to personal finance resources to over 14% of Hong Kong’s total population. In addition to detailed and customizable comparison tables, users can get access to resource guides, answers to frequently asked questions and topical articles exploring new ways to save money in Hong Kong, all of which help them better understand the various financial products in the market. MoneyHero strives to provide users with impartial information so that they can quickly find the right product at the most competitive price, saving both time and money. MoneyHero also continuously updates its products and services portfolio to better assist users in making informed choices. By helping users become more aware of various financial products, MoneyHero enables users to take more control over their financial well-being and improve their financial standing.

MoneyHero launched a new car insurance platform in Hong Kong in October 2024 through a strategic partnership with bolttech, a global leader in Insurtech. This platform is designed to offer users a best-in-class experience, including comprehensive comparison tools, accurate pricing references, and a streamlined end-to-end user journey.

SingSaver

Launched in 2015, SingSaver is a leading Singaporean personal finance comparison site that makes personal finance accessible with easy to understand personal finance articles, tools and tips that simplify everyday financial decisions for users. As a trusted personal finance partner to its users, SingSaver offers users a seamless and secure experience for signing up for financial products and receiving special rewards.

Seedly

Launched in 2016 and acquired by us in 2020, Seedly helps users make smarter financial decisions through a wealth of community member-driven financial content on its platform and events such as the annual Personal Finance Festival. Seedly’s offerings include (i) advertising on a community forum that allows users to crowdsource knowledge from peers before making a financial decision, (ii) business accounts from which financial institutions can source unbiased reviews from Seedly community members for a myriad of products ranging from travel insurance to robo-advisors, and (iii) targeted campaigns for financial institutions to improve awareness of their brands, products and personal finance in general. Together, Seedly and SingSaver have Monthly Unique Users equivalent to over 20% of Singapore’s population and are among the largest online financial comparison platforms within the personal finance comparison sector in terms of visitors, according to Similarweb.

Money101.com.tw

Launched in 2014, Money101.com.tw is one of Taiwan’s largest online financial comparison platform within the personal finance comparison sector in terms of visitors, according to Similarweb. Money101.com.tw enables users to save time and money by helping them find the best products for their needs and providing them with resource guides and articles through its blog. With Money101.com.tw, users can easily and quickly compare the rates and services for consumer finance products in Taiwan.

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

Creatory (also known as eKos_connect)

Launched in 2019, Creatory is a self-service portal for our content and channel partners, with tools that help content and channel partners discover offers for products they want to promote, gain access to real-time analytics about their content and actionable insights, and connect with a community of other creators that want to share their best practices and success stories. We have a team of account managers who work closely with content and channel partners, alongside our wider commercial, marketing and product teams. Creatory enables us to capture a large pool of independent content creators and users from other large online platforms in a cost-efficient and scalable manner, strengthen our economic relationships with commercial partners and build an ecosystem of competitors ranging from financial aggregators to lifestyle creators.

User Journey

Our financial comparison platforms offer users an end-to-end journey, creating locally tailored and seamless user experiences.

Leveraging New Technologies to Enhance User Journeys

Our commitment to becoming an AI-first organization is translating into several impactful initiatives across the business. We are actively working on deploying AI-powered customer service tools designed to significantly reduce inquiry volumes and achieve higher first-contact resolution rates. Additionally, we are piloting generative AI solutions to accelerate and scale content production efficiently. Throughout the organization, we are exploring opportunities to automate workflows using advanced AI tools and agentic AI to boost productivity, reduce operational overhead, and enable our teams to focus more strategically.

Personal Finance Education

Since our inception, we have built our consumer brands by delivering high-quality personal finance content to our users, which is crucial for building trusted relationships with our users and is a key driver for our user base. As the entry point to our platforms, our personal finance content allows us to meaningfully engage with our users and educate them on important personal finance matters. Over time, engagement through our personal finance content drives trust with our users and increases brand awareness for our online platforms. In the quarter ended December 31, 2024, 70% of our Traffic sessions and 72% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels.

Our experienced content team of writers, editors, strategists, graphic designers and videographers is dedicated to creating and publishing original and useful information to educate our users and help them build the right portfolio of financial products, manage and optimize that portfolio, and improve their financial health. We also work with freelance writers. In 2024, our platforms averaged over 5.2 million page views per month. Our articles appeal to a wide range of users, from casual readers to more sophisticated consumers of financial products. Each market also maintains its own blog that is focused on personal finance topics that are particularly relevant in the local markets, such as money-saving tips, rankings of best products and general financial education. Furthermore, we benefit from the content expertise provided by creators on Creatory.

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

Credit Cards

Personal Loans

Travel Insurance

Personalized Recommendations

We provide useful and timely recommendations of financial products to our users, leveraging the user behavioral data accumulated on our platforms over the years and our big data analytics capability. In particular, our technology systems comprehensively aggregate and analyze such data and enable us to effectively anticipate a user’s needs and recommend appropriate financial products, even if the user has not previously requested information about that type of product. For example, in order to receive rewards, users must return to our platforms to claim rewards, which provides us with useful information as to which users’ applications have been approved by our commercial partners, and we can then utilize such information in making future recommendations to users who are more likely to be eligible for the products. As user engagement on our platforms continues to grow, we are able to keep learning more about our users and provide them with more personalized recommendations and enhanced rewards programs. In addition, we have trialed a service to provide to our users their credit reports free of charge in Hong Kong. Based on the credit reports, we will be able to further improve tailored offerings and improve conversion rates.

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

Rewards Programs and Fulfilment

One of the key benefits that our platforms provide is the exclusive rewards that we offer for certain financial products. Our rewards programs incentivize users to purchase financial products through our online platforms and enable us to learn more about our users and deliver more personalized and proactive solutions. These rewards, which typically include popular consumer products, gift cards, e-commerce vouchers and cashback for certain online payment services, do more than incentivize initial purchases. By offering consistent value beyond the transaction, our rewards programs cultivate a sense of loyalty, transforming a transactional interaction into an ongoing relationship with our users. This shift fosters repeat business, reducing customer acquisition costs over time.

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

As of December 31, 2024, we had over 290 commercial partner relationships. Our commercial partners primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. We also partner with online-only providers, emerging companies and industry disrupters such as digital banks and help them expand their market presence. Our agreements with our commercial partners typically have a term of one to three years on average, which may be terminated by either party for any reason with adequate notice.

Our integration of AI and data-driven strategies enhances the value we deliver to our commercial partners. By leveraging data insights into user behavior and preferences, we enable highly targeted marketing campaigns for our partners’ products. This allows us to offer the right products to the right customers at the right time, increasing conversion rates and ultimately driving more business for our commercial partners. Our ability to personalize the user journey through intelligent data analysis ensures that our partners benefit from efficient and impactful customer engagement.

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

The vast majority of our user visits are generated from organic traffic via direct and unpaid channels, predominantly through search engine optimization, or SEO, and the content on our platforms. In the quarter ended December 31, 2024, 70% of our Traffic sessions and 72% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. We believe our ability to generate organic traffic via unpaid channels is rooted in the strength and influence of our brands, our expertise in SEO and our ability to provide users with relevant and credible informational content, a broad supply of personal finance product listings and a smooth user experience. We also have a dedicated SEO team with technical SEO specialists that work seamlessly together with our technology and content teams to monitor and update our websites regularly to maximize our search engine exposure. In addition, based on the personal data we collect from our new and existing users, we engage in personalized email marketing activities to drive high-intent users to our platforms.

We also employ various paid marketing channels such as Google, Meta and TikTok to drive traffic to our platforms and leverage social media and our Creatory platform as an additional source of marketing and lead generation. For the quarter ended December 31, 2024, we had over 460 content and channel partners engaged via Creatory. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract visits to our platforms into Applications. Our ability to drive campaigns with cost effective rewards options that are likely to attract high quality traffic and conversions will have a direct impact on our performance.

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

Our technology systems are designed to be scalable. For instance, we can quickly launch new product verticals in any of our markets. We continue to improve our core technology architecture to reduce the time needed to offer new product verticals, channels and products on our platforms. At the same time, our technology systems are flexible enough to be localized for each of our four markets, enabling us to deliver localized user experiences in terms of languages and other variations in product offerings specific to our markets across Asia.

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

Our AI-first commitment is transforming our technology platform, creating benefits for both our users and our commercial partners. For our users, financial needs and preferences are analyzed, enabling us to deliver highly relevant product recommendations and more tailored user experience. This means users can discover the right financial solutions faster and more efficiently. Simultaneously, for our commercial partners, leveraging this technology allows for more effective targeting and optimized campaign performance.

We host our platforms in secure and cloud-based data centers, which also allows for redundancy and scalability. Independent penetration tests are performed by qualified third party vendors as required, guided by risk assessments, significant changes in the system, or regulatory requirements.

Data Security and Privacy

We are committed to adhering to certain standards when it comes to data security and privacy. We value practicing a security-first approach to product development, with our information security team involved in building our products, features, platforms and infrastructure. This approach allows us to treat security as a core requirement rather than an afterthought. Our information security team has a wide range of expertise, from corporate security to network security to application security, giving us the ability to design security into everything that we do, from product development to commercial partner selection to the tools that we use in our daily operations. We do security testing on a periodic basis as we continue to develop our technology.

Intellectual Property

Our trademarks, domain names, and other intellectual property and proprietary rights are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from our competitors in the market. As of the date of this annual report, we had 63 registered trademarks, of which 17 are registered in Hong Kong, 15 are registered in Singapore, 12 are registered in Taiwan and the rest are registered in the Philippines, Malaysia and Indonesia, 241 registered domain names, and 2 pending trademarks. In terms of revenue contribution, our most material intellectual property and proprietary rights are held in Singapore and Hong Kong. Our registered trademarks will expire between March 2026 and March 2035. These trademarks generally can be renewed before their respective expiration date following the submission of the requisite renewal application and/or renewal fee. However, there is no guarantee that all of these registered trademarks can be renewed. Failure to renew, register or otherwise protect our trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition and results of operations. Our registered domain names are renewed automatically upon expiration.

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

We have not been subject to any intellectual property infringement claims that had any material impact on us up to the date of this annual report. While we actively take steps to protect our intellectual property and proprietary rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. The scope of intellectual property protection may be limited in the regions in which we operate, including Hong Kong, Singapore, Taiwan and the Philippines, compared to the protection available in the United States, and we may face challenges in enforcing our intellectual property rights in these jurisdictions if the intellectual property laws and enforcement procedures in these jurisdictions do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. In addition, any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to enforce our intellectual property and proprietary rights. Even if our efforts are successful, we may incur significant costs in defending our intellectual property and proprietary rights or combatting allegations by third parties. Our failure to address these challenges and protect our intellectual property and proprietary rights could diminish the value of our platforms, brand and other intangible assets, which could have a material adverse effect on our business, financial condition and results of operations. For a more detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to protect our intellectual property rights and other proprietary information could diminish the value of our platforms, brand and other intangible assets.” From time to time, we may be subject to legal proceedings or claims, or threatened legal proceedings or claims, including allegations of infringement, misappropriation or other violations of third-party patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights of third parties. In addition, the use of litigation and other dispute resolution processes may be necessary for us to enforce our intellectual property and proprietary rights or to determine the validity and scope of intellectual property or proprietary rights claimed by others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Defending against intellectual property infringement claims could be expensive and divert our management’s attention and resources, which could harm our business, financial condition and results of operations.”

Competition

For our comparison business, we face competition from both online and offline financial product acquisition channels, mainly from:

●	Commercial Partners’ Own Acquisition Channels, including their branch networks, in-app or inhouse telemarketers, email and direct mail, etc.;

●	Offline Agencies, such as sales agencies that set up booths in shopping malls and solicit the purchase of credit cards or offline insurance brokers or financial advisors soliciting purchase of financial products;

●	Other Online Financial Product Comparison Businesses in Greater Southeast Asia, such as MoneySmart, HongKongCard, Roo.cash and flyformiles, etc.; and

●	Other Online Platforms, such as Klook, which sells travel insurance on its platform.

We believe that we compete favorably due to the trust that we have built with all the key stakeholders in our business ecosystem, including our users, commercial partners, content and channel partners and rewards vendors, etc. This trust is further solidified by our AI-driven approach, which allows us to deeply understand user needs and preferences. By leveraging these data insights, we foster greater user loyalty and can delivery highly targeted customer segments to our commercial partners. Given the breadth and depth of our relationships with these stakeholders and the expertise that we have accumulated at a regional level in each local market, we offer highly attractive campaigns in a cost-effective manner across markets, allowing us to grow our business while improving profitability at the same time.

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

Regulations

Regulations in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a licensed insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides regional operational support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. Each of our Hong Kong subsidiaries has obtained a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) since incorporation and the commencement of its business operations.

Regulations Relating to Trade Description of Products on Our Comparison Platforms

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), which came into full effect in Hong Kong on April 1, 1981, prohibits false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods provided in the course of trade or supplies of such goods. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, to forge any trademark or falsely apply any trademark to any goods, or to engage in relation to a consumer in a commercial practice that is a misleading omission, aggressive, bait advertising, a bait and switch, or constitutes wrongly accepting payment for a product.

A person who commits any such offense is subject to, on conviction on indictment, a fine of up to HK$500,000 and imprisonment for five years and, on summary conviction, a fine of HK$100,000 and imprisonment for two years.

Regulations on Insurance Intermediaries

In Hong Kong, the Insurance Authority is responsible for supervising compliance with the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong) (the “IO”) and the relevant regulations, rules, codes and guidelines issued by the Insurance Authority by insurance agents and brokers (collectively, the “Insurance Intermediaries”). The Insurance Authority is also responsible for promoting and encouraging the adoption of proper standards of conduct of the Insurance Intermediaries and has regulatory powers in relation to licensing, inspection, investigation and disciplinary sanctions.

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

Under section 64ZB and 64ZC of the IO, each of the insurance broker company licence and broker licence is valid for three years but if the Insurance Authority considers it appropriate in a particular case, another period determined by the Insurance Authority, beginning on the date on which it is granted. MoneyHero Insurance Brokers Limited holds an Insurance Authority License (Licence Number FB1740) to act as an insurance broker company which is valid from June 3, 2021 to June 2, 2027.

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

The Broker Rules also provide certain exemptions for the broker insurance companies during certain specified transitional periods in complying with the requirements in relation to client monies reconciliation.

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

Regulations on Anti-money Laundering and Counter-Terrorist Financing (“AML/CFT”)

Anti-money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”)

The AMLO imposes requirements relating to customer due diligence and record-keeping on financial institutions and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. MoneyHero Insurance Brokers Limited is a licensed insurance broker company and therefore is a financial institution subject to the AMLO.

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

GL3: Guideline on Anti-money Laundering and Counter-Terrorist Financing (the “AML/CFT Guideline”)

The AML/CFT Guideline issued by the Insurance Authority sets out the relevant anti-money laundering and counter-financing of terrorism statutory and regulatory requirements. It also prescribes the AML/ CFT standards that authorized insurers and reinsurers carrying on long-term business, and licensed individual insurance agents, licensed insurance agencies and licensed insurance broker companies carrying on regulated activities in respect of long-term business (hereinafter referred to as “insurance institutions”), should meet in order to comply with the statutory requirements under the AMLO and the IO. Compliance with the AML/CFT Guidance is enforced through the AMLO and the IO. Insurance institutions that fail to comply with the AML/ CFT Guidance may be subject to disciplinary or other actions under the AMLO and/or the IO for non-compliance with the relevant requirement.

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

The Singapore Code of Advertising Practice (the “SCAP”) is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services / products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the Consumers Association of Singapore for actions under the Consumer Protection (Fair Trading) Act 2003 if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not substantiable.

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

Regulations on Internet Content

Under the Broadcasting Act 1994 of Singapore (“Broadcasting Act”), no licensable broadcasting services in or from Singapore can be provided unless a broadcasting license has been granted by the IMDA. “Computer online services” provided by internet content providers (as defined under the Broadcasting (Class License) Notification, “ICPs”) are a licensable broadcasting service under the Broadcasting Act. Providers of Internet- based content generally are considered ICPs under the Broadcasting (Class License) Notification and are subject to an automatically-granted class license. Part 10A of the Broadcasting Act, which took effect on 1 February 2023, was introduced to tackle harmful content on online services accessible to Singapore users. It generally applies to and in relation to any content that is provided on any online communication service (“OCS”) from outside Singapore and provided in or from Singapore and is accessible by any Singapore end-users, unless such content was published on the internet before 1 February 2023 and does not remain accessible to a Singapore end-user on or after such date. OCS includes social media service (“SMS”) and app distribution service. SMS is defined as an electronic service whose sole or primary purpose of the service is to enable online interaction or linking between 2 or more end-users (including enabling end-users to share content for social purposes) and the service allows end-users to communicate content on the service, and any other characteristics that are prescribed by Part 10A regulations. The Broadcasting Act spells out offences involving egregious content, including the offence of not stopping egregious content on OCS and not stopping access to egregious content on OCS. IMDA can, amongst others, issue directions to the OCS provider to disable access to the egregious content by Singapore end-users, and stop the egregious content from being transmitted to Singapore end-users via other channels or accounts (though such directions cannot be issued in respect of private communications due to privacy concerns). Non-compliance with a direction by IMDA constitutes a criminal offence, punishable with a fine. Additionally, certain OCS may be designated as regulated OCS taking into account the range of online communication services provided and the extent and nature of the effect that the different types of online communication services have on the people of Singapore and her different communities. These regulated OCS are to comply with the IMDA’s codes of practice applicable to regulated OCS.

The IMDA is the regulator of the information, communications and media sectors in Singapore, and ICPs must comply with codes of practice issued by the IMDA from time to time, including the Internet Code of Practice. These requirements include, among other things, that the ICP must use its best efforts to ensure that prohibited material (i.e., any material that is objectionable on the grounds of public interest, public morality, public order, public security or national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore and must deny access to any prohibited material if it is directed to do so by the IMDA. The IMDA has also issued a Code of Practice for Online Safety (“Online Safety Code”), which mitigates the risks from harmful social media content to Singapore users, especially children, by requiring designated SMS to enhance online safety in Singapore and curb the spread of harmful content on their services. The categories of harmful content covered by the Online Safety Code are: sexual content, violent content, suicide and self-harm content, cyberbullying content, content endangering public health, and content facilitating vice and organised crime.

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

There are also various other content regulation laws in Singapore, including:

(a)	Undesirable Publications Act 1967 (“UPA”): The UPA prevents the importation, distribution and reproduction of obscene and objectionable publications. The definition of “publication” is wide, and includes “any picture or drawing, whether made by computer-graphics or otherwise howsoever.” The UPA makes it an offence for a person to reproduce any obscene or objectionable publication knowing or having reason to believe that it is obscene or objectionable.

(b)	Foreign Interference (Countermeasures) Act 2021 (“FICA”): The FICA is intended to counteract foreign interference in the public interest. Under the FICA, it would be an offence to, inter alia, undertake (or prepare or plan to undertake) “electronic communications activity” in or outside Singapore that results in or involves the publication in Singapore of any information/material on behalf of (i) a foreign principal or (ii) another person acting on the foreign principal’s behalf, where any part of the undertaking or electronic communications activity is covert or involves deception, and with knowledge or reason to believe that the electronic communications activity or the published information/material is likely to be prejudicial to the security of Singapore or any part of Singapore.

(c)

The Online Criminal Harms Act 2023 (“OCHA”): The OCHA is intended to counter online criminal activity and protect against online harms, and for connected purposes. The OCHA allows directions to be issued to online service providers, other entities, or individuals, when there is reasonable suspicion that an online activity is in furtherance of the commission of an offence specified under the First Schedule of the Act. An “online activity” is defined as any activity conducted by means of the internet, and regulations may clarify the types of activities that are online activities. An OCHA direction can be issued when a designated officer suspects or has reason to believe that any online activity is preparatory to, or in furtherance of, the commission of a scam or malicious cyber activity offence. The OCHA also allows the Singapore Police Force, who is responsible for administering the OCHA, to issue Codes of Practice to require providers of designated online services to put in place systems, processes, or measures to counter the commission of offences specified in the Second Schedule. If a designated online service is found to be non-compliant with any parts of the Code of Practice that is applicable to it, the Singapore Police Force can issue a rectification notice to the service provider to correct the non-compliance within a specified timeframe.

Where there has been non-compliance with a direction, rectification notice, an implementation directive, or another order, the Singapore Police Force can issue an Access Blocking Order, an App Removal Order, or a Service Restriction Order to restrict access to the non-compliant online service, or part of the service, to prevent the criminal activity and content from being accessed by persons in Singapore.

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

 Ongoing Obligations for Registered Insurance Brokers

A registered insurance broker must comply with all applicable provisions of the IA and the Insurance (Intermediaries) Regulations (the “IIR”), which is a subsidiary legislation of the IA, as well as the other regulations, notices and guidelines issued by the MAS. Some of the key ongoing obligations for registered direct insurance brokers are as follows:

●	maintaining a minimum paid-up share capital of S$300,000 (see regulation 3(3) of the IIR);

●	maintaining a standalone non-hybrid professional indemnity insurance policy of at least S$1 million (see regulation 4(1) of the IIR);

●	maintaining net asset value of not less than 50% of the minimum paid-up share capital (see section 81 of the IA and regulation 5 of the IIR);

●	maintaining an insurance broking premium account with a licensed bank for monies received from or on behalf of an insured or intending insured for or on account of an insurer in connection with a contract of insurance or proposed contract of insurance, or from or on behalf of an insurer for or on account of an insured or intending insured (see section 82 of the IA and regulation 7(1) of the IIR);

●	submitting the prescribed returns to the MAS within five months of the end of each financial year (see section 94 of the IA and regulation 10 of the IIR); and

●	appointing an auditor and audit financial statements (see sections 94(5) and (6) of the IA).

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

Regulations on Business Registration

Our subsidiaries in the Philippines each holds a certificate of incorporation under the official seal of the Philippines Securities and Exchange Commission (“PSEC”). In order to maintain the certificate of incorporation, a corporation must meet certain periodic reportorial requirements with respect to its basic information, such as its principal office address, composition of directors or officers, and disclosure of the corporation’s beneficial owners, and financial statements. The PSEC may place under delinquent status any corporation that fails to submit the required reporting documents for a total of three times, consecutively or intermittently, within a period of five years. Under PSEC Memorandum Circular No. 19-2023 dated 26 October 2023, a corporation placed under delinquent status has shall have a period of six (6) months to file a petition to lift its order of delinquency and submit the required reporting documents.

In addition, a Philippines corporation must register with the local government unit (“LGU”) where the corporation intends to conduct business. Under the Local Government Code of 1991, LGUs are given local autonomy in regulating the businesses that operate within their respective jurisdictions and levying applicable taxes, fees and charges thereto.

Our subsidiaries in the Philippines are all located in Makati City and must comply with the relevant regulations of the LGU of Makati City. Under the Revised Makati Revenue Code, every person that conducts a business, trade or activity within Makati City must secure a Makati Business Permit (“Business Permit”) prior to its operation and renew the same on an annual basis, and a barangay clearance from where it is located must be secured before it may apply for its Business Permit. Once the barangay clearance has been secured, the corporation may apply for its Business Permit from the Office of the Mayor and pay the corresponding permit or license fee to the City Treasurer. All Business Permits have a term of one year, which take effect on the date of issue and expire on the date specified therein but not beyond December 31 of the year it was issued.

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

Regulations on E-Commerce and Consumer Protection

The Electronic Commerce Act provides for the recognition of messages and documents in the electronic form as valid evidence of a transaction. It applies to all kinds of electronic data messages and electronic documents used in commercial and noncommercial activities and exchanges. The Consumer Act of the Philippines protects the interests of purchasers, lessees, lessors, or recipients of consumer products within the Philippines. Under the Internet Transactions Act of 2023, the Department of Trade and Industry is the governmental authority that exercises regulatory jurisdiction over e-marketplaces, online merchants, e-retailers, digital platforms, and third-party platforms.

Regulations on Insurance Brokerage

The applicable laws governing insurance contracts and matters related to the insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code defines an insurance broker as any person who, for any compensation, commission or other thing of value, acts or aids in any manner in soliciting, negotiating or procuring the making of any insurance contract or in placing risk or taking out insurance, on behalf of an insured other than himself. In relation thereto, no person shall act as an insurance broker in the solicitation or procurement of applications for insurance, or receive for services in obtaining insurance, any commission or other compensation from any insurance company doing business in the Philippines, or any agent thereof, without first procuring a license to so act from the Philippines Insurance Commission (“IC”), which must be renewed every three years thereafter. MoneyHero Insurance Brokerage Inc. holds an Insurance Broker’s License, valid from January 1, 2025 to December 31, 2025.

Further, IC Circular Letter No. 2018-52 provides for other requirements that must be complied with during the application for new license or renewal thereof. For example, an existing insurance broker seeking license renewal must have a minimum net worth of PHP10,000,000.00 and a surety bond of at least PHP1,000,000.00 in favor of the Republic of the Philippines by a company authorized to become a surety upon official recognizances, stipulations and undertakings.

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

The Philippines DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also comply with the relevant regulations to (i) conduct a privacy impact assessment as part of the organizational security measures and (ii) register its personal data processing system if it (a) employs more than 250 persons, or (b) employs less than 250 persons but the processing undertaken (1) is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or (2) involves the processing of sensitive personal information of at least 1,000 individuals. Personal information controllers and processors also are required to establish a data breach and security incident response team and maintain proper documentation under NPC Circular No. 2016-03 and NPC Advisory No. 2018-01.

Regulations on Cybersecurity

The Cybercrime Prevention Act aims to protect the integrity of computer systems, networks, and databases, as well as the confidentiality and integrity of the data stored therein, from misuse and illegal access. It punishes any person or entity who, among other things, illegally accesses or intercepts, or intentionally or recklessly interferes with, computer systems or data. Abetting or aiding in the commission of a cybercrime is also punishable under the Cybercrime Prevention Act. IC Circular Letter No. 2014-47 (Guidelines on Electronic Commerce of Insurance Products) requires insurance providers to comply with the Philippines DPA and to maintain adequate security mechanisms to ensure security of payment mechanisms and personal information and provides guidelines on the collection and processing of data. The Insurance Commission may order insurance providers to cease conducting online distribution of insurance products if fraud or injury to the public is found.

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

In addition to the foregoing, the declaration of dividends must comply with PSEC Memorandum Circular No. 16-23 dated 24 August 2023, providing for the updated guidelines on determining retained earnings available for dividend declaration. Under the Memorandum Circular, dividends, whether cash, property, or stock, declared out of unrestricted retained earnings must be bona fide income founded upon actual earnings or profits.

Regulations on Anti-money Laundering and Counter-Terrorist Financing

Republic Act No. 9160 (Anti-Money Laundering Act of 2001), as amended (the “AMLA”), requires covered institutions, which include banks, nonbanks, quasi-banks, trust entities and all other institutions and their subsidiaries and affiliates supervised or regulated by the BSP, and insurance companies and all other institutions supervised or regulated by the Insurance Commission, to (i) establish and record the true identity of their clients based on official documents; (ii) maintain a system of verifying the true identity of their clients and, in the case of corporate clients, a system of verifying their legal existence and organizational structure, as well as the authority and identity of all persons purporting to act on their behalf; (iii) register with the Anti-money Laundering Council’s (“AMLC”) electronic reporting system and report to AMLC covered transactions and suspicious transactions within five working days from the occurrence thereof, unless the supervising authority concerned prescribes a longer period not exceeding 10 working days; (iv) take steps to identify, assess and understand their AML/CTF risks and appropriately decide and document their risk-based approach; and (v) implement a comprehensive risk-based Money Laundering and Terrorism Financing Prevention Program geared towards the promotion of high ethical and professional standards and the prevention of money laundering and terrorism financing. Violations of the AMLA will result in administrative and criminal penalties.

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

The Department of Labor and Employment (“DOLE”) is the governmental authority that exercises jurisdiction over the enforcement of conditions of employment, safety standards and employment practices in the Philippines. An establishment that willfully fails to register under the OSH Standards shall be subject to an administrative fine of PHP20,000.

Under DOLE Department Order No. 248-2025, the DOLE has issued new regulations on the employment of foreign nationals in the Philippines, which include expanded publication and application requirements, such as, among others, proof that the employment of the foreign national is necessary to fill a gap, shortage or need in the local labor market.

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

Regulations on Advertising

According to the Fair Trade Act, when an advertiser knows or should have known that its testimonial or endorsement for the advertised products or services is or may be misleading but still makes such advertisement available, it shall be jointly liable with the owner of the advertised products or services for any damages arising therefrom. The competent authority may order the violator to suspend or rectify the violation within a prescribed time limit and impose an administrative fine ranging from NT$50,000 to NT$25 million. If the violator fails to rectify the violation within the prescribed time limit and the competent authority issues additional orders of rectification, a consecutive fine ranging from NT$100,000 to NT$50 million will be imposed each time.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Information Protection Act, as last amended on May 31, 2023 to introduce a new competent authority, the Personal Data Protection Commission (currently in the form of the Preparatory Office). The Personal Information Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information, subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Information Protection Act and how they can exercise such rights. Failure to comply with the Personal Information Protection Act will give rise to fines and criminal liability. In addition, a nongovernment agency shall not collect or process specific personal information unless it is for a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

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

Regulations on Anti-money Laundering and Counter-Terrorist Financing

According to the Money Laundering Control Act of Taiwan, money laundering includes the following behaviors: (i) concealing the proceeds of specified unlawful activity or disguising the origin of the proceeds of specified unlawful activity; (ii) obstructing or jeopardizing Taiwan’s investigation, discovery, preservation, confiscation or requisition of the proceeds of specified unlawful activity; (iii) accepting, obtaining, possessing or using the proceeds of specified unlawful activity committed by others; and (iv) using one’s proceeds of specified unlawful activity to conduct transactions with others.

Regulations on Labor and Employment

According to the Labor Standards Act of Taiwan, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying off employees. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay a certain statutory percentage of the employees’ health insurance premium.

Regulations in Malaysia

We maintain non customer-facing operations in Malaysia through our subsidiary Compargo Malaysia Sdn. Bhd. which provides business support services to MoneyHero Group subsidiaries.

Regulations on Business Registration

The Companies Act 2016 (Act 777) (the “2016 Act”) stipulates that a company must be registered with the Companies Commission of Malaysia in order to engage in any business activity. We have registered our Malaysia subsidiary in accordance with the 2016 Act.

Regulations on Data Protection

The Malaysia PDPA regulates the processing or disclosure of personal data relating to any individuals in commercial transactions and applies to any person who processes, and has control over or authorizes the processing of, any personal data in respect of such commercial transactions. The Malaysia PDPA also applies to the person is not established in Malaysia but uses equipment in Malaysia for processing the personal data, except for the purposes of transit through Malaysia. “Personal data” is statutorily defined. Data users must adhere to the applicable principles set out in the Malaysia PDPA with respect to the processing or disclosure of personal data relating to any individuals.

Regulations on Foreign Investment

Foreign companies/investors generally can hold 100% equity of a Malaysian company except for companies in strategic sectors of national interest or specific sectors that are regulated by relevant governmental departments. Compargo Malaysia Sdn. Bhd. is not subject to restrictions on foreign investment.

Regulations on Exchange Control

The exchange control regime in Malaysia is regulated by the FSA, which regulates the domestic and international transactions involving residents and nonresidents of Malaysia and prescribes a list of transactions that are prohibited without approval from BNM. Under the FSA, all payments made between the residents of Malaysia must be paid in Malaysian ringgit, subject to limited exceptions and approval under the FE Notices,. Nonresidents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose subject to any withholding tax in accordance with the FE Notices.

Regulations on Labor and Employment

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 (the “EA”). The requirements under the EA apply to all employees that enter into a contract of service regardless of wages (except for certain prescribed categories of employees provisions in the EA). Both employees and employers in Malaysia are required to contribute toward the statutory required contributions based on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Fund Act 1969. We employ employees under Compargo Malaysia Sdn. Bhd. to support Group’s regional business activities under the EA.

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

How We May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

●	where this is necessary for the performance of its rights and obligations under our constitutional and operational documents and any purchase agreements;

●	where this is necessary for compliance with a legal and regulatory obligation to which the company is subject (such as compliance with anti-money laundering, counter-terrorist financing, counter proliferation financing and FATCA/CRS requirements); and/or

●	where this is necessary for the purposes of its legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances, we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Cayman Islands Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

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

Your rights

You have certain data protection rights, including the right to:

●	be informed about the purposes for which your personal data are processed;

●	access your personal data;

●	stop direct marketing;

●	restrict the processing of your personal data;

●	have incomplete or inaccurate personal data corrected;

●	ask us to stop processing your personal data;

●	be informed of a personal data breach involving your personal data (unless the breach is unlikely to be prejudicial to you);

●	complain to the Data Protection Ombudsman; and

●	require us to delete your personal data in some limited circumstances.

Should you have any queries or wish to discuss your data protection rights with us, please contact the Company.

C. Organizational Structure

The following chart illustrates our organizational structure and material subsidiaries as of March 31, 2025.

D. Property, Plants and Equipment

Our corporate headquarters are located in Singapore and Hong Kong. We have approximately 4,000 sq. ft. of leased space in Hong Kong with a lease term expiring in February 2027 and approximately 5,000 sq. ft. of leased space in Singapore with a lease term expiring in October 2026. We have also leased office space in each of our local markets across Greater Southeast Asia. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

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

A. Operating Results

Overview

We are a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia. We operate in Singapore, Hong Kong, Taiwan and the Philippines. Our brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory and we also retain an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform. We had over 290 commercial partner relationships as at December 31, 2024, and had approximately 6.2 million Monthly Unique Users across our platform for the quarter ended December 31, 2024. Our backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group.

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

With a portfolio of six well-known and trusted brands, we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, wealth, insurance and other financial products, connecting the providers of these products with well-matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this annual report, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

Consumers in Asia have an ever-expanding portfolio of personal finance choices ahead of them and are increasingly comfortable using online sources to learn about their options, compare offerings and transact for financial products. At the same time, consumers are increasingly “time poor.” Through our services, we aim to make financial decisions a time-saving and rewarding experience for them. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2024, we had approximately 7.5 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who have subscribed to our email distributions in Singapore, Hong Kong, the Philippines and Taiwan, and users who are registered in our rewards database in Singapore and Hong Kong.

Furthermore, consumers that would not otherwise transact directly through financial product providers’ own platforms, which are inherently limited in terms of product set, would naturally gravitate to our platforms with a strong intent of comparing and purchasing relevant financial products. We leverage technology and data-driven insights to deliver high and reliable volumes of new customers for financial product providers that place products on our platforms, fostering healthy competition and driving the development of better financial products. As of December 31, 2024, we had over 290 commercial partner relationships. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. We are dual- headquartered in Singapore and Hong Kong and have operations in four Asian markets, namely Singapore, Hong Kong, the Philippines and Taiwan. We also retain an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform.

In 2024, we had over 1.7 million Applications for financial product purchases and over 0.7 million Approved Applications, compared to over 1.7 million Applications for financial product purchases and over 0.6 million Approved Applications in 2023. In addition, in 2024, we published over 180 articles per month on our blogs, and our platforms averaged over 5.2 million page views per month by our users. In the quarter ended December 31, 2024, we had approximately 6.2 million Monthly Unique Users, 18.6 million Traffic sessions, with 70% of our Traffic sessions and 72% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Key Factors Affecting Our Results of Operations

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

Ability to Attract and Retain Commercial Partners on Favorable Terms

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As such, our financial condition and results of operations are highly dependent on our ability to retain existing commercial partners, attract new partners and maintain favorable fee arrangements with these partners, which in turn is largely dependent on our ability to provide them with a large and consistent volume of qualified users ready to transact and our fee arrangements with them. As of December 31, 2024, we had over 290 commercial partner relationships.

For our internet leads generation and marketing service income, which accounted for approximately 95.3%, 94.0% and 89.5% of our total revenue in 2022, 2023 and 2024, respectively, and we charge our commercial partners on a RPC, RPL, RPA or RPAA basis. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. In 2022, 2023 and 2024, 84%, 90% and 87% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on Clicks, Leads and Applications. For a detailed description of the fee structures, see “Item 4. Information on the Company—B. Business Overview—Our Products and Offerings.”

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

We also employ various paid marketing channels such as Google, Meta and TikTok to drive traffic to our platforms. Our ability to monitor the conversions on a real time basis across all paid marketing channels and optimize our paid marketing channel mix directly impacts our performance. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract Traffic visits to our platforms into Applications. Our ability to drive campaigns with cost-effective rewards options that are likely to attract high quality traffic and result in conversions will have a direct impact on our performance.

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

	For the Year Ended December 31,
	2024		2023		2022
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Online financial comparison platforms	66,815	84.0	66,926	83.0	58,765	86.3
Creatory	12,696	16.0	13,746	17.0	9,367	13.7
Total revenue	79,511	100.0	80,671	100.0	68,132	100.0

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

Ability to Expand Our Verticals

Our platforms include information on a comprehensive portfolio of over 2,100 financial products as of December 31, 2024, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products. Our ability to achieve and maintain long-term revenue growth depends in part on our ability to successfully expand our product verticals to capture a larger range of personal finance products that are relevant to our users. The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2024		2023		2022
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Credit cards	48,958	61.6	60,258	74.7	49,430	72.6
Personal loans and mortgages	12,185	15.3	10,166	12.6	9,719	14.3
Wealth(1)	8,504	10.7	3,580	4.4	5,617	8.2
Insurance	8,181	10.3	5,853	7.3	2,662	3.9
Insurance-related internet leads generation and marketing service income	2,504	3.1	2,442	3.0	905	1.3
Insurance commission income	5,206	6.5	3,363	4.2	1,666	2.4
Marketing income	471	0.6	48	0.1	91	0.1
Other verticals	1,683	2.1	814	1.0	704	1.0
Total revenue	79,511	100.0	80,671	100.0	68,132	100.0

Note:

(1)	Wealth revenue (previously included in Other verticals) is presented separately effective from the year ended December 31, 2024. Wealth revenue includes revenue from bank accounts, brokerage accounts and wealth management products.

Net of marketing costs, the profit margin of personal loans and mortgages, wealth, insurance products and certain other verticals have historically been higher than that of credit cards. We plan to continue to diversify our revenue by introducing more verticals within our market coverage and investing more strongly into existing, non-credit card verticals, such as the insurance vertical, which was one of our highest growth verticals in 2023 and 2024. As we achieve greater product diversifications, we believe there also will be natural improvements in group level profitability.

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

	For the Year Ended December 31,
	2024		2023		2022
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Singapore	30,890	38.9	32,070	39.8	23,468	34.4
Hong Kong	30,443	38.3	26,947	33.4	22,247	32.7
Taiwan	5,137	6.5	6,743	8.4	11,027	16.2
Philippines	12,844	16.2	14,169	17.6	9,858	14.5
Malaysia(1)	197	0.2	738	0.9	1,282	1.9
Other Asia(1)	-	0.0	4	0.0	250	0.3
Total revenue	79,511	100.0	80,671	100.0	68,132	100.0

Note:

(1)	We ceased our operations in Thailand in 2022 and our consumer-facing operations in Malaysia in the third quarter of 2024.

The applicable laws and regulations of the jurisdictions in which we currently operate or may enter in the future could be subject to frequent changes and varying interpretations by regulatory authorities, which will increase our compliance costs and adversely affect our profitably and ability to operate our businesses in such jurisdictions. For a more detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Singapore,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Philippines” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Taiwan.”

Competition

Our industry is evolving rapidly and is becoming increasingly competitive. For our internet leads generation and marketing businesses, we face competition for user growth and commercial partnerships from both online and offline financial product acquisition channels. For our insurance brokerage business, we primarily compete with insurance companies with in-house distribution capabilities and other intermediaries such as traditional insurance brokers. We believe that our competitive strengths position us favorably in the industry, principally considering our ability to consistently attract users at scale with an intent to transact in personal finance products. However, increased competition could materially and adversely affect our business, financial condition and results of operations.

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

Results of Operations

The following table sets forth our consolidated statements of loss and other comprehensive income/(loss) for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(US$ in thousands, except for loss per share)
Revenue	79,511	80,671	68,132
Costs and expenses
Cost of revenue	(46,180)	(43,930)	(33,881)
Advertising and marketing expenses	(21,619)	(16,245)	(16,473)
Technology costs	(7,427)	(9,522)	(6,554)
Employee benefit expenses	(24,151)	(24,931)	(34,290)
General, administrative and other operating expenses	(15,543)	(16,725)	(13,855)
Foreign exchange differences, net	(4,783)	657	(4,052)
Operating loss	(40,192)	(30,026)	(40,973)
Other income/(expenses):
Other income	2,092	878	182
Share-based payment on listing	—	(67,027)	—
Finance costs	(25)	(19,028)	(7,801)
Changes in fair value of financial instruments	447	(57,333)	(1,101)
Loss before income tax	(37,678)	(172,538)	(49,694)
Tax (expenses)/credit	(109)	(63)	252
Loss for the year	(37,787)	(172,601)	(49,442)
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	3,739	(820)	3,088
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains/(loss) on defined benefit plan	12	(30)	42
Other comprehensive income/(loss), net of tax	3,750	(850)	3,130
Total comprehensive loss, net of tax	(34,037)	(173,451)	(46,312)
Basic and diluted loss per share	(0.9)	(17.9)	(102.4)

Key Components of Results of Operations

Revenue

We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, wealth, insurance and other financial products, whereby we charge our commercial partners on a RPC, RPL, RPA or RPAA basis; (ii) insurance commission income through provision of insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) event income from holding financial events and festivals. The following table sets forth a breakdown of our revenue by service offerings, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2024		2023		2022
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue from contracts with customers:
Internet leads generation and marketing service income	71,189	89.5	75,795	94.0	64,930	95.3
Insurance commission income	5,206	6.5	3,363	4.2	1,666	2.4
Marketing income	2,109	2.7	1,026	1.3	1,079	1.6
Events income	1,007	1.3	487	0.6	457	0.7
Total revenue	79,511	100.0	80,671	100.0	68,132	100.0

Other Income

Other income primarily consists of interest income from bank deposits, interest income on refundable rental deposit, net gain / loss on disposal of property and equipment, government subsidies not related to employee cost support and non-cash gain arising from the conversion of an original financial instrument into a new financial instrument where the gain was measured as the difference between the fair value of the original financial instrument and the face value of the new financial instrument.

Cost of Revenue

Cost of revenue is comprised of expenses that increase or decrease, mainly, according to the number of Applications or Approved Applications achieved. This includes campaign rewards costs, variable affiliate fees paid to content and channel partners, events costs, transaction fees, and reward fulfillment costs.

Advertising and Marketing Expenses

Advertising and marketing expenses consist primarily of performance marketing costs, fixed fees paid to content and channel partners, brand keyword boosting fees, other branding-related consulting costs, media advertising costs, and marketing software subscription costs.

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

General, Administrative and Other Operating Expenses

General, administrative and expenses primarily include legal expenses, audit fees, insurance premiums, investor relations fees including consulting and filing fees, recruitment fees, depreciation and amortization of property and equipment, impairment of assets, provisions of bad debt, and other office expenses.

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

Hong Kong

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the year, except for one Hong Kong subsidiary that qualifies for the two-tiered profits tax rates regime effective from the year of assessment 2020/2021, pursuant to which the first HK$2,000,000 of assessable profits of this subsidiary is taxed at 8.25% and the remaining assessable profits are taxed at 16.5%. All entities with profits chargeable to profits tax in Hong Kong can qualify for the two-tiered profits tax rates, except for those with a connected entity that is nominated to be chargeable at the two-tiered rates.

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

Comparison of the Year Ended December 31, 2024 and December 31, 2023

Revenue

Revenue decreased by 1.4% from US$80.7 million for the year ended December 31, 2023 to US$79.5 million for the year ended December 31, 2024, primarily driven by a decrease of US$11.3 million in credit cards revenue as a key provider exited from several of our markets and provider constraints significantly reduced or paused card acquisitions. This was offset by an increase of US$6.9 million in our revenue from other banking products and an increase of US$2.3 million from insurance products, driven by our continuous efforts to diversify and expand products on our platform towards higher-margin verticals.

Other Income

Other income increased by 138.4% from US$0.9 million for the year ended December 31, 2023 to US$2.1 million for the year ended December 31, 2024, primarily due to an increase of US$0.6 million from the gain on disposal of assets in the Malaysian operations in the third quarter of 2024, and an increase in bank interest income of US$0.6 million.

Cost of Revenue

Cost of revenue increased by 5.1% from US$43.9 million for the year ended December 31, 2023 to US$46.2 million for the year ended December 31, 2024, primarily due to an increase in reward costs of US$2.1 million associated with the increase in Approved Applications from 0.6 million in 2023 to 0.8 million in 2024.

Advertising and Marketing Expenses

Advertising and marketing expenses increased by 33.1% from US$16.2 million for the year ended December 31, 2023 to US$21.6 million for the year ended December 31, 2024, primarily due to an increase in performance marketing of US$4.3 million and in distribution costs of US$0.9 million, as part of our strategy to expand market share in the first half of 2024 with strategic investments in branding and customer acquisition.

Technology Costs

Technology costs decreased by 22.0% from US$9.5 million for the year ended December 31, 2023 to US$7.4 million for the year ended December 31, 2024, primarily due to a decrease in amortization of intangible assets of US$3.2 million, partially offset by an increase in third-party vendors and consultant costs of US$0.8 million.

Employee Benefit Expenses

Employee benefit expenses decreased by 3.1% from US$24.9 million for the year ended December 31, 2023 to US$24.2 million for the year ended December 31, 2024, primarily due to a decrease in equity-settled option expense of US$3.4 million, partially offset by an increase in salaries, allowances and other benefits of US$3.0 million.

General, Administrative and Other Operating Expenses

General, administrative and other operating expenses decreased by 7.1% from US$16.7 million for the year ended December 31, 2023 to US$15.5 million for the year ended December 31, 2024, primarily due to a decrease in legal & professional fees of US$5.6 million driven by the transaction expenses incurred in 2023. This was partially offset by an increase in operating costs related to being a public company, including an increase of US$0.8 million, US$0.6 million and US$0.2 million in investor relations, director insurance, and audit and taxation fees, respectively, and an increase in impairment of intangible assets of US$1.5 million.

As at December 31, 2024, due to the uncertainty in the global economic outlook and the net assets of the Company being more than its market capitalization, the Group performed an impairment test for the cash generating unit (“CGU”) containing the intangible assets. The recoverable amount of the CGU that included the intangible assets was determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a three-year period.

Based on the impairment test, an impairment loss related to intangible assets was recognized amounting to US$4.5 million.

Foreign Exchange Differences, net

Foreign exchange differences, net decreased from US$0.7 million in gains for the year ended December 31, 2023 to US$4.8 million in losses for the year ended December 31, 2024 due to the weakening of local currencies against the US dollar.

Finance Costs

Finance costs decreased by 99.9% from US$19.0 million for the year ended December 31, 2023 to US$0.0 million for the year ended December 31, 2024, as the loan notes were fully settled in October 2023.

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments decreased from an expense of US$57.3 million for the year ended December 31, 2023 to a gain of US$0.4 million for the year ended December 31, 2024, driven by a decrease in the fair value of warrant liabilities.

Tax (Expenses)/Credit

Income tax expense remained flat at US$0.1 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Loss for the Year

As a result of the foregoing, our loss for the year decreased by 78.1% from US$172.6 million for the year ended December 31, 2023 to US$37.8 million for the year ended December 31, 2024.

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

Share-based payment on listing

For accounting purposes, the listing is determined to be an acquisition of the net assets of Bridgetown together with an equity-settled share-based payment which is regarded as an issuance of certain of the Company’s ordinary shares in exchange for a stock exchange listing service. The share-based payment on listing of US$67.0 million is the excess of fair value of the ordinary shares issued to acquire Bridgetown over the fair value of Bridgetown’s identifiable net assets acquired, with the amount expensed as incurred, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

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

Non-IFRS Financial Measures and Key Performance Metrics

In this annual report, we have included Adjusted EBITDA and Adjusted EBITDA Margin, two key non-IFRS financial measures used by our management and board of directors in evaluating our operating performance and making strategic decisions regarding capital allocation. Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of non-financial assets, equity-settled share-based payment expenses, other long-term employee benefits expense/(credit), non-recurring costs related to strategic exercises, gain on disposal of Malaysian operations, transaction expenses, changes in the fair value of financial instruments, non-recurring legal fees, gain on derecognition of convertible loan and bridge loan and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. We believe that these measures provide investors with greater comparability of our operating performance without the effects of unusual, non-repeating or non-cash adjustments.

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

The following table shows our non-IFRS financial measures for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2024	2023	2022
	(US$ in thousands)
Loss for the year	(37,787)	(172,601)	(49,442)

Tax expenses/(credit)	109	63	(252)
Depreciation and amortization	4,043	7,165	4,789
Interest income	(1,478)	(873)	(28)
Finance costs	25	19,028	7,801

EBITDA	(35,088)	(147,217)	(37,132)

Non-cash items:
Changes in fair value of financial instruments	(447)	57,333	1,101
Impairment of goodwill	—	—	4,383
Impairment of intangible assets	4,541	3,106	1,451
Equity settled share-based payment arising from employee share incentive scheme	3,179	6,629	14,431
Unrealized foreign exchange loss/(gain), net	4,197	(895)	3,389

Listing and other non-recurring strategic exercises related items:
Share-based payment on listing	—	67,027	—
Equity settled share-based payment arising from professional services in relation to listing	—	500	—
Transaction expenses	29	6,643	1,139
Gain on disposal of assets in Malaysian operations	(600)	—	—
Other non-recurring costs related to strategic exercises	61	1	528
Gain on derecognition of convertible loan and bridge loan	—	—	(135)
Equity-settled share-based payment expense arising from other fundraising activities	—	—	882

Other non-recurring items:
Other long-term employee benefits expense/(credit)	—	110	(4,951)
Non-recurring legal fees	462	—	—
Adjusted EBITDA(1)	(23,666)	(6,763)	(14,915)

Revenue	79,511	80,671	68,132
Adjusted EBITDA	(23,666)	(6,763)	(14,915)
Adjusted EBITDA Margin(1)	(29.8)%	(8.4)%	(21.9)%

In the first half of 2024, we initiated an aggressive growth strategy to expand our footprint and capture market share by increasing reward spending and marketing campaigns. Accordingly, Adjusted EBITDA decreased from negative US$6.8 million for the year ended December 31, 2023 to negative US$23.7 million for the year ended December 31, 2024, largely attributable to strategic investments in marketing and customer acquisition, as well as increased operating costs associated with being a public company. In the second half of 2024, we began implementing our efficiency plan to streamline operations and reduce costs, pivoting from our aggressive growth strategy to improving margins and focusing on building a foundation for sustainable growth and profitability. We plan to continue diversifying our revenue as we invest in higher margin verticals such as insurance and wealth, expanding partnerships with providers, broadening our product offerings and improving profitability.

Adjusted EBITDA increased from negative US$14.9 million in 2022 to negative US$6.8 million in 2023, as we implemented various cost optimization measures to right-size our business in the second and third quarters of 2022, which led to meaningful improvements in 2023 compared to 2022. We shifted our focus from revenue growth to profit maximization and then focused more on projects and businesses that would generate higher returns with greater certainty.

In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we also track several key performance metrics in our key markets through our internal analytics systems in managing our business, as shown in the following tables.

	For the Quarter Ended December 31, 2024
	(in millions, except for percentages)
Monthly Unique Users(1,2)
Singapore	1.4	23.1%
Hong Kong	1.1	17.2%
Taiwan	1.7	28.2%
Philippines	1.9	31.5%
Total	6.2	100.0%

Traffic(1,3)
Singapore	3.1	16.6%
Hong Kong	3.5	19.0%
Taiwan	5.7	30.7%
Philippines	6.3	33.7%
Total	18.6	100.0%

	As of December 31,
	2024		2023		2022
	(in millions, except for percentages)
MoneyHero Group Members(4)
Singapore	1.3	17.7%	1.2	22.1%	0.9	23.3%
Hong Kong	0.9	11.5%	0.7	13.0%	0.5	12.2%
Taiwan	0.4	4.8%	0.3	4.8%	0.2	5.4%
Philippines	5.0	66.1%	2.9	55.3%	1.9	51.8%
Malaysia	0.0	0.0%	0.3	4.8%	0.3	7.2%
Total	7.5	100.0%	5.3	100.0%	3.8	100.0%

Notes:

(1)	Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: Monthly Unique Users, Traffic, and Clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for Monthly Unique User, Traffic, and Clicks for periods prior to July 1, 2024.

(2)	We define a Monthly Unique User as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user.

(3)	We define Traffic as the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

(4)	We define MoneyHero Group Members as (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

	For the Year ended December 31,
	2024	2023	2022
	(in thousands)
Clicks(1,2)	N/A	N/A	N/A
Applications(3,5)	1,779	1,713	1,303
Approved Applications(4,5)	767	636	397

Notes:

(1)	Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: Monthly Unique Users, Traffic, and Clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for Monthly Unique User, Traffic, and Clicks for periods prior to July 1, 2024. In the quarter ended December 31, 2024, we had over 2.2 million Clicks.

(2)	We define Clicks as the sum of unique clicks by product vertical on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

(3)	Excluding Thailand. We define Applications as the total number of product applications submitted by users and confirmed by our commercial partners.

(4)	Excluding Thailand. We define Approved Applications as the number of applications that have been approved and confirmed by our commercial partners.

(5)	The number of Applications and Approved Applications disclosed are based on the data available to us as of the date of the annual report. Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.

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

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of preference shares and loan instruments, cash generated from operating activities and cash received in the Business Combination. As of December 31, 2024, we had cash and cash equivalents of US$42.5 million, which are primarily held in U.S. dollars, Hong Kong dollars, Singapore dollars, Philippines pesos, and New Taiwan dollars. Our cash and cash equivalents primarily consist of bank deposits.

Our capital expenditures amounted to US$1.7 million in the year ended December 31, 2024, US$2.2 million in 2023 and US$5.0 million in 2022, respectively. These capital expenditures are primarily related to investments in the development of our technology platform. We expect to continue to make capital expenditures to meet the expected growth and scaling of our business.

We believe that our currently available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of our business for a period of at least twelve months from the date of this annual report. In addition, in connection with the issuance of Class A Ordinary Shares upon the exercise of 19,833,035 Public Warrants and 6,449,936 Sponsor Warrants, we will receive up to US$302,254,166.50 if all such warrants are exercised in full for cash at an exercise price of US$11.50 per share and, to the extent any Selling Securityholder wishes to exercise its Class A Warrants and sell the underlying Class A Ordinary Shares, we will receive an exercise price of US$2.9899, US$5.9798 or US$8.9697 per 0.307212 share, as applicable, from the Selling Securityholder (or up to US$24,845,189.97 in the aggregate). There is no assurance that our warrants will be in the money prior to their expiration or that the holders of the warrants will elect to exercise any or all of such warrants. The historical trading prices for Class A Ordinary Shares have varied from a high of approximately US$6.00 per share on October 13, 2023 to a low of approximately US$0.551 per share on April 8, 2025. We believe the likelihood that warrant holders will exercise their warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the warrants overlying shares being offered for sale, will be dependent on the trading price of our ordinary shares. Because the market price for our ordinary shares has been less than the aforementioned exercise prices of our warrants, we believe it is likely that warrant holders will not exercise their warrants for cash, which could adversely affect our liquidity and our ability to fund our operations on a prospective basis with our current cash on hand. To the extent that any warrants are exercised on a “cashless basis” under the limited circumstances in which such exercises are permitted, the amount of cash we would receive from the exercise of the warrants will also decrease.

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

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31,
	2024	2023	2022
	(US$ in thousands)
Net cash flows used in operating activities	(24,888)	(17,043)	(14,609)
Net cash flows used in investing activities	(257)	(1,342)	(4,976)
Net cash flows (used in)/from financing activities	(722)	63,062	34,790
Net increase/(decrease) in cash and cash equivalents	(25,867)	44,677	15,205
Cash and cash equivalents at the beginning of the year	68,641	24,078	9,190
Effect of foreign exchange rate changes, net	(253)	(113)	(317)
Cash and cash equivalents at the end of the year	42,522	68,641	24,078

Operating Activities

Net cash used in operating activities was US$24.9 million for the year ended December 31, 2024, while our loss for the same period was US$37.8 million. The difference was primarily due to adjustments for non-cash items or non-operating items, including amortization and depreciation of US$4.0 million, impairment of intangible assets of US$4.5 million, net unrealized foreign exchange loss of US$4.2 million, equity settled share option expenses of US$3.2 million, partially offset by interest income of US$1.5 million, gain on disposal of assets in Malaysian operations of US$0.6 million, changes in fair value of financial instruments of US$0.4 million as well as a decrease in working capital of US$0.7 million, including a net decrease in accounts and other payable of US$2.3 million, partially offsetting a net increase in accounts receivable, prepayment, deposits and other receivables, and contract assets totaling US$1.6 million.

Net cash used in operating activities was US$17.0 million for the year ended December 31, 2023, while our loss for the same period was US$172.6 million. The difference was primarily due to adjustments for non-cash items or non-operating items, including share based payment on listing of US$67.0 million, finance costs of US$19.0 million, amortization and depreciation of US$7.2 million, impairment of intangible assets of US$3.1 million, equity settled share option expenses of US$6.6 million, other equity-settled transactions of US$0.5 million, changes in fair value of financial instruments of US$57.3 million, partially offset by net unrealized foreign exchange gain of US$0.9 million and interest income of US$0.9 million, as well as a decrease in working capital of US$3.7 million, including net increase in accounts receivable, prepayment, deposits and other receivables, and contract assets totaling US$13.4 million, partially offsetting by an increase in accounts and other payable of US$9.7 million.

Net cash used in operating activities was US$14.6 million for the year ended December 31, 2022, while our loss for the same period was US$49.4 million. The difference was primarily due to adjustments for non-cash items or non-operating items, including finance costs of US$7.8 million, amortization and depreciation of US$4.8 million, impairment of intangible assets and goodwill of US$5.8 million, equity settled share option expenses of US$14.4 million, other equity-settled transactions of US$0.9 million, changes in fair value of financial instruments of US$1.1 million and net unrealized foreign exchange loss of US$3.4 million, partially offset by other long-term employee benefit credits of US$5.0 million and gain from the derecognition of the 2022 Convertible Loan and the Bridge Loan of US$0.1 million, as well as an increase in working capital of US$1.9 million, including decrease in accounts receivable of US$5.4 million, partially offset by an increase in contract assets of US$2.6 million.

Investing Activities

Net cash used in investing activities was US$0.3 million for the year ended December 31, 2024, which primarily resulted from additions to intangible assets of US$1.4 million, representing cash spent but capitalized in relation to the development of our technology platform, purchase of property and equipment of US$0.3 million, partially offset by interest received of US$1.5 million.

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

Financing Activities

Net cash used in financing activities amounted to US$0.7 million for the year ended December 31, 2024, which resulted from lease payments of US$0.7 million.

Net cash generated from financing activities amounted to US$63.1 million for the year ended December 31, 2023, which primarily resulted from net proceeds from the capital reorganization following the Business Combination of US$91.5 million, partially offset by US$27.7 million net of settlement and proceeds from the CGCL Loan Notes and US$0.7 million of lease payments.

Net cash generated from financing activities amounted to US$34.8 million for the year ended December 31, 2022, which was primarily attributable to US$0.6 million net of proceeds from drawdowns and settlement of a bridge loan, US$12.7 million proceeds from a convertible loan issued in April 2022, US$22.4 million proceeds from the issuance of the CGCL Loan Notes in October 2022, net of US$0.9 million lease payments.

Recent Accounting Pronouncements

For a discussion on certain revised IFRS accounting policies recently adopted, see note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Kenneth Chan	57	Director and Chairman of the Board
Derek Fong	44	Director and Chief Innovation Officer
Rohith Murthy	43	Chief Executive Officer and Director
Steven Teichman	57	Director
Marc Syz	43	Director
Susanna Lee	60	Director
Daniel Wang	54	Director
Wallace Pai	56	Director
Shravan Thakur	49	Chief Commercial Officer
Danny Leung	43	Interim Chief Financial Officer & Group Director of Finance

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

Steven Teichman, Director. Mr. Teichman has served as the General Counsel of Pacific Century since 2017 and is also a Managing Director of PineBridge, a global asset manager and affiliate of Pacific Century. He was formerly a partner in the New York office of White & Case LLP where he worked from 2002 to 2012, advising clients on a range of corporate transactions, including domestic and international mergers and acquisitions and related financings. He also structured joint ventures and venture capital transactions and formed private equity funds. Prior to joining White & Case, Mr. Teichman worked almost 10 years at Simpson Thacher & Bartlett in New York. His work at his previous law firms included representing many Fortune 500 companies and private equity firms.

Mr. Teichman received his Bachelor of Arts degree from Yeshiva University and his J.D. degree from the New York University School of Law.

Marc Syz, Director. With over 18 years of investment experience, Mr. Syz is the co-founder and Managing Partner of Syz Capital and leads Syz Capital’s direct investments and is a member of the firm’s executive and investment committees. Prior to that, Mr. Syz was a Managing Director at ACE & Company, a global co-investment group, where he led the Asian, Hong Kong-based expansion for the group and managed several investment portfolios focusing on Europe and Asia. Mr. Syz has also previously worked as the Head of Capital Markets & Equity Sales at Union Bancaire Privée in Geneva and as a derivatives trader at Credit Suisse First Boston in the Structured Products division. Mr. Syz has a broad expertise in capital markets, asset management and alternative investments across geographies and holds an Executive MBA from INSEAD.

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

Wallace Pai, Director. Mr. Pai is a seasoned global executive with deep semiconductor industry experience spanning numerous leading multinational companies. He currently serves as President of Asia Pacific and Chairman of China with Imagination Technologies, where he oversees the group’s regional strategy, revenue, and growth. Previously, Mr. Pai served as COO of Pixelworks, SVP of the Advanced Technology Business at SMIC, and VP/General Manager of Asia Pacific at GlobalFoundries. Earlier in his career, Mr. Pai also held executive roles with Synaptics, Samsung, Google (Motorola Mobility), Qualcomm Technologies, Cadence, and McKinsey & Company.

Mr. Pai graduated with a Master of Science from the University of Michigan and a Master of Business Administration from Harvard Business School.

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

Danny Leung, Interim Chief Financial Officer and Group Director of Finance. Mr. Leung joined MoneyHero in 2024 as the Company’s Group Director of Finance, charged with helping to build and manage the Company’s financial systems and is currently acting as our Interim Chief Financial Officer. Prior to joining MoneyHero, Mr. Leung was the Senior Financial Controller of Marga Group, where he worked closely with the Chairman and CEO to oversee financial operations and drive growth within the telecommunications and property development sectors. Before Marga Group, Mr. Leung was a Financial Controller with Kontafarma China Holdings Ltd, where he helped the business aggressively, but prudently expand through numerous successful acquisitions. He started his career as Internal Audit Manager with Lee Kum Kee, and earlier as an Audit Manager with the global consulting firm, Deloitte Touche Tohmatsu. Mr. Leung holds a B.A. in accounting from the University of Toronto and an MBA from the University of Hong Kong.

B. Compensation

Compensation of Directors and Executive Officers

In 2024, we incurred an aggregate of approximately US$1.7 million in cash compensation and benefits in kind to our directors and executive officers as a group, including compensation accrued and not yet paid relating to year-end bonuses. We have not set aside or accrued any amount to provide pension, retirement or similar benefits to our directors or officers. For information regarding share awards granted to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan” below.

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

As of the date of this annual report, an aggregate of 194,085 options have been granted to our directors and executive officers, which consist of 194,085 outstanding options held by Rohith Murthy with a per-share exercise price of US$0.0003 and an expiration date of January 1, 2033 (subject to earlier expiration), which are exercisable for 194,085 Class A Ordinary Shares at the holder’s discretion. In addition, as of the date of this annual report 651,081 in restricted stock units (“RSUs”) have been granted to our directors and executive officers. The restricted shares granted as RSUs are Class A ordinary shares, issued without a subscription price. These shares are subject to vesting restrictions determined by the employee’s grade and position.

C. Board Practices

Board of Directors

Our board of directors consists of eight directors as of the date of this annual report. Each of Marc Syz, Susanna Lee, Wallace Pai and Daniel Wang qualifies as “independent” as defined under applicable SEC rules and Nasdaq listing standards.

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

Audit Committee

Our audit committee consists of Wallace Pai, Daniel Wang and Susanna Lee. Daniel Wang serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Daniel Wang is an audit committee financial expert as defined by the SEC rules and that each of Daniel Wang, Wallace Pai and Susanna Lee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the corporate governance rules of Nasdaq.

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

D. Employees

As of December 31, 2024, we had 286 full-time employees. The following table sets forth the number of our employees categorized by function and geographic region:

Function:	As of December 31, 2024
Commercial	52
Marketing	43
Technology	15
Product	15
Operations	106
Other Corporate Functions	55
Total	286

Geographic Region:	As of December 31, 2024
Singapore	72
Hong Kong	51
Taiwan	23
The Philippines	123
Malaysia	17
Total	286

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2025 by:

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

To our knowledge, as of March 31, 2025, 13,699,172 Class A Ordinary Shares, or 45.7% of the total outstanding Class A Ordinary Shares, were held by three record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of March 31, 2025, 594,946 Class B Ordinary Shares representing 4.5% of the total issued and outstanding Class B Ordinary Shares, were held by one record holder in the United States.

The percentage of our Shares beneficially owned is computed on the basis of 29,949,193 Class A Ordinary Shares, 13,254,838 Class B Ordinary Shares and 2,407,575 Preference Shares issued and outstanding as of March 31, 2025. Each Class B Ordinary Share is convertible into an equal number of Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions). Each Class B Ordinary Share is entitled to ten votes on all matters subject to a poll vote at our general meetings. Each Preference Ordinary Share is convertible into a number of Class A Ordinary Shares at any time at the option of the holder thereof at a ratio set forth in the Articles. Each Preference Share is entitled to a number of votes equal to the number of Class A Ordinary Shares (rounded down to the nearest whole number) into which such Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

	Number of Class A Ordinary Shares Beneficially Owned(1)	Percentage of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Class B Ordinary Shares Beneficially Owned	Number of Preference Shares Beneficially Owned	Percentage of Preference Shares Beneficially Owned	Percentage of Total Outstanding Shares Beneficially Owned	Percentage of Total Voting Power Beneficially Owned
Principal Holders
Bridgetown LLC(2)	6,901,775	23.0%	13,254,838	100.0%	—	—	44.2%	84.6%
Enterprise Innovation Holdings Limited(3)	10,446,054	34.9%	—	—	1,692,419	70.3%	26.6%	7.4%
PCCW Media International Limited(4)	6,577,459	22.0%	—	—	—	—	14.4%	4.0%
Daniel Wong(5)	1,600,000	5.3%	—	—	—	—	3.5%	*
Directors and Officers†
Kenneth Chan(6)	116,373	*	—	—	—	—	*	*
Derek Fong(7)	116,373	*	—	—	—	—	*	*
Rohith Murthy(8)	237,569	*	—	—	—	—	*	*
Marc Syz(9)	125,383	*	—	—	—	—	*	*
Susanna Lee(10)	116,373	*	—	—	—	—	*	*
Daniel Wang(11)	116,373	*	—	—	—	—	*	*
Wallace Pai(12)	18,735	*	—	—	—	—	*	*
Steven Teichman(13)	50,481	*	594,946	—	—	—	*	*
Shravan Thakur(14)	104,539	*	—	—	—	—	*	*
Danny Leung	—	—	—	—	—	—	—	—
Directors and executive officers as a group (ten individuals)	1,004,418	3.4%	—	—	—	—	2.2%	*

Notes:

†	Except as indicated otherwise below, the business address of our directors and executive officers is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

*	Less than 1%.

(1)

Including Class A Ordinary Shares that the person has the right to acquire within 60 days following March 31, 2025 through the exercise of any options, warrants or other right, but not including any Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares or Preference Shares.

(2)	Represents (i) 451,839 Class A Ordinary Shares and 12,659,892 Class B Ordinary Shares directly held by Bridgetown LLC (“Sponsor”), (ii) 6,449,936 Class A Ordinary Shares issuable to Sponsor upon the exercise of warrants to purchase Class A Ordinary Shares, and (iii) 594,946 Class B Ordinary Shares that are subject to potential transfer by Steven Teichman to Sponsor for no consideration. Sponsor is a Cayman Islands limited liability company, the ultimate beneficial owner of which is Mr. Richard Tzar Kai Li (“Mr. Li”). Mr. Li, by virtue of his indirect ownership of Sponsor, may be deemed to beneficially own the aforementioned ordinary shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of Sponsor is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(3)	Represents (i) 7,212,571 Class A Ordinary Shares and 1,692,419 Preference Shares directly held by Enterprise Innovation Holdings Limited (“EIHL”) and (ii) 3,233,483 Class A Ordinary Shares issuable to EIHL upon the exercise of warrants to purchase Class A Ordinary Shares. EIHL is a member of the FWD group. Mr. Li, by virtue of his indirect majority ownership of the FWD group, may be deemed to beneficially own the aforementioned ordinary shares, preference shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares, preference shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of EIHL is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(4)	Represents 6,577,459 Class A Ordinary Shares directly held by PCCW Media International Limited (“PMIL”). PMIL is a wholly-owned subsidiary of PCCW Limited, the shares of which are listed in Hong Kong. The board of directors of PCCW Limited has voting and investment power over the aforementioned ordinary shares. Based on the public disclosure of PCCW Limited, Mr. Li is the Chairman and an Executive Director of PCCW Limited. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,391,129,358 shares of PCCW Limited (representing approximately 30.89% of PCCW Limited). The board of directors of PCCW Limited consists of Mr. Li, Susanna Hon Hing Hui, Edmund Sze Wing Tse, GBS, Shusen Meng, Fang Wang, David Zhe Wei, Aman Mehta, Frances Waikwun Wong, Bryce Wayne Lee, Lars Eric Nils Rodert, David Christopher Chance and Sharhan Mohamed Muhseen Mohamed. The business address of PMIL is 41st Floor, PCCW Tower, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(5)	Represents 1,600,000 Class A Ordinary Shares held by Daniel Wong pursuant to the Schedule 13G filed with the SEC on February 2, 2024, disclosing the number of shares as of December 31, 2023. The business address of Daniel Wong is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(6)	Represents 116,373 Class A Ordinary Shares held by Mr. Chan indirectly through the Company’s Equity Plan administrator.

(7)	Represents 116,373 Class A Ordinary Shares held by Mr. Fong indirectly through the Company’s Equity Plan administrator.

(8)	Represents (i) 1,536 Class A Ordinary Shares directly held by Mr. Murthy, (ii) 11,607 Class A Ordinary Shares issuable to Mr. Murthy upon the exercise of warrants to purchase Class A Ordinary Shares, (iii) 194,085 Class A Ordinary Shares underlying the same number of options, which are exercisable at Mr. Murthy’s option and (iv) 30,341 Class A Ordinary Shares held indirectly through the Company’s Equity Plan administrator.

(9)	Represents 9,010 Class A Ordinary Shares held by Mr. Syz and 116,373 Class A Ordinary Shares held indirectly through the Company’s Equity Plan administrator. Mr. Syz’s business address is Dreikönigstrasse 12, 8027 Zürich.

(10)	Represents 116,373 Class A Ordinary Shares held by Ms. Lee indirectly through the Company’s Equity Plan administrator.

(11)	Represents 116,373 Class A Ordinary Shares held by Mr. Wang indirectly through the Company’s Equity Plan administrator.

(12)	Represents 18,735 Class A Ordinary Shares held by Mr. Pai indirectly through the Company’s Equity Plan administrator.

(13)	Represents 50,481 Class A Ordinary Shares held by Mr. Teichman indirectly through the Company’s Equity Plan administrator and 594,946 Class B Ordinary Shares that are subject to potential transfer by Steven Teichman to Bridgetown LLC for no consideration following the Closing Date.

(14)	Represents 104,539 Class A Ordinary Shares held by Mr. Thakur indirectly through the Company’s Equity Plan administrator.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Affiliated Entities

Certain of our subsidiaries in Singapore and Hong Kong have entered into agreements with FWD Singapore Pte. Ltd., IPP Financial Advisers Pte. Ltd., Bolttech Insurance (Hong Kong) Company Limited and EJ Media Lab Ltd, for displaying certain of their products on our platforms, facilitating the purchase of such products by our users, and providing certain advertising services and insurance brokerage services to these entities. For the years ended December 31, 2022, 2023 and 2024, revenues generated from these entities were approximately US$0.3 million, US$0.9 million and US$1.3 million, respectively. As of December 31, 2023 and December 31, 2024, accounts receivables from these entities were approximately US$224,000 and US$110,000, respectively. Additionally, certain of our subsidiaries in Hong Kong have entered into agreements with Hong Kong Telecommunications (HKT) Ltd and EJ Media Lab Ltd for procurement of goods and services, resulting in cost of revenue of nil, approximately US$0.3 million and US$1.4 million for the years ended December 31, 2022, 2023 and 2024, respectively. All these entities are affiliates of Mr Li, who beneficially owns over 10% of our voting power.

Transactions with PCCW-HKT Telephone Limited

On March 5, 2025, CAGRL, one of our Hong Kong subsidiaries, entered into an office lease agreement with PCCW-HKT Telephone Limited, an entity affiliated with Mr. Li. The lease expires on February 14, 2027, and the rent is HK$179,014.50 per month (exclusive of rates, air-conditioning and management charges and all other outgoings of non-capital capture in connection with the premise), which is payable monthly.

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

We may call the Public Warrants for redemption:

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

U.S. Federal Income Tax Considerations to U.S. Holders

General

The following is a general discussion of certain material U.S. federal income tax considerations applicable to the ownership and disposition of Class A Ordinary Shares (the “Securities”) by U.S. Holders (as defined below). This discussion is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax considerations described below; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold our Class A Ordinary Shares as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	S-corporations, partnerships and other pass-through entities or arrangements;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our shares by vote or value;

●	persons that acquired our Class A Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold our Class A Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	Persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares that is for U.S. federal income tax purposes:

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

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A Ordinary Shares through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Class A Ordinary Shares, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding our Class A Ordinary Shares, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES. HOLDERS OF OUR CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Dividends

As stated under “—Dividend Policy,” we do not anticipate paying any cash distributions on Class A Ordinary Shares in the foreseeable future. However, subject to the possible applicability of the PFIC rules discussed below under “Passive Foreign Investment Company Rules,” if we do make a distribution of cash or other property on Class A Ordinary Shares, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since we do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect all cash distributions to be treated as dividends for U.S. federal income tax purposes. Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these reduced tax rates in their particular circumstances.

Dividends paid on our Class A Ordinary Shares, if any, generally will be treated as income from foreign sources and generally will constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss upon the sale or other disposition of our Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in such Class A Ordinary Shares. The gain or loss generally will be capital gain or loss. Any capital gain or loss will be long-term if the Class A Ordinary Shares have been held for more than one year. The deductibility of capital losses is subject to limitations.

Any such gain or loss that the U.S. Holder recognizes generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Class A Ordinary Shares could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our Class A Ordinary Shares, which may change from time to time. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares and the U.S. Holder did not make an applicable election described below, such U.S. Holder would generally be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Ordinary Shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. There can be no assurance, however, that we will provide U.S. Holders this information if we determine that we likely are a PFIC. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a valid QEF election or result in the termination of a U.S. Holder’s prior PFIC election.

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

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our Class A Ordinary Shares, unless our Class A Ordinary Shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Class A Ordinary Shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency, credit and liquidity risks in the ordinary course of our business. For more information about financial risks to which we are exposed, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in us incurring a financial loss. We are exposed to credit risk from our operating and financing activities, which arises principally from our accounts receivable and cash and cash equivalents. We trade mainly with recognized and creditworthy third parties. Our trading terms with customers are mainly on credit. The credit period is generally one to three months. Customers who wish to trade on credit terms are normally subject to credit verification procedures. Receivable balances are monitored on an ongoing basis. As of December 31, 2023 and 2024, we had accounts receivable of US$17.2 million and US$13.5 million, respectively.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates. As we operate in several markets in Greater Southeast Asia, we are exposed to foreign exchange risk arising from foreign currency transactions. Our operating units may have financial instruments denominated in currencies other than their respective functional currencies and are therefore exposed to foreign currency risk, as the value of the financial instruments denominated in other currencies will fluctuate due to changes in exchange rates. We do not hedge foreign currency exposures. Our senior management monitors and manages our foreign currency risk exposure position on an ongoing basis. For an analysis of the sensitivity of our loss before tax to possible changes in the foreign exchange rates of the Singapore dollar, New Taiwan dollar, Malaysian ringgit, Philippine peso, Thai baht and Indonesian rupiah against United States dollars, see Note 31 to audited consolidated financial statements included elsewhere in this annual report.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. In order to manage our liquidity risk and ensure that there are adequate funds to meet our liquidity requirements in the short and longer terms, we monitor our risk to shortage of funds and regularly evaluate the maturity of both our financial liabilities and financial assets and projected cash flows from operations. As of December 31, 2023 and 2024, we had current liabilities of US$35.7 million and US$31.0 million, respectively, primarily consisting of accounts and other payable and warrant liabilities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Interim Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, because of our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements and (iii) ineffective information technology general controls in the area of program change and user access management over the financial accounting system.

We will continue to take certain measures to remediate the material weaknesses described above including, among other things: (i) hiring additional qualified individuals with relevant experience and qualifications in IFRS and SEC reporting, (ii) implementing regular and standardized training programs on IFRS and SEC reporting for our accounting personnel, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting standards, (iv) updating, communicating, and implementing the financial accounting policy manual for our accounting personnel regarding recurring transactions and period-end closing procedures and (v) designing and implementing information technology general controls, including controls over program change management, and the review and update of user access rights and privileges for our financial accounting system. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We are working to remediate the material weaknesses as efficiently and effectively as possible.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (iii) ineffective information technology general controls in the area of program change and user access management over the financial accounting system.

We have initiated a series of measures to address the identified material weaknesses. For instance, we have recruited a Senior Finance Manager with experience and knowledge in IFRS and SEC reporting to strengthen the financial reporting function and established a financial reporting control framework. Furthermore, we have started to establish monitoring and oversight controls for non-recurring and complex transactions and revise and update our financial accounting policy manual. However, we have experienced high turnover of our accounting and financial reporting personnel in 2024, including the Chief Financial Officer, Group Financial Director and key accounting and financial reporting personnel which has significantly hindered the progress of our remedial efforts towards addressing the identified material weaknesses.

As a result, we are still in the process of implementing a number of measures to address the material weaknesses identified, including, among other things: (i) hiring additional qualified individuals with relevant experience and qualifications in IFRS and SEC reporting, (ii) implementing regular and standardized training programs on IFRS and SEC reporting for our accounting personnel, (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting standards, (iv) updating, communicating, and implementing the financial accounting policy manual for our accounting personnel regarding recurring transactions and period-end closing procedures, and (v) designing and implementing information technology general controls, including controls over program change management, and the review and update of user access rights and privileges for our financial accounting system. We intend to remediate the material weaknesses and expect that we will incur certain costs for implementing our remediation measures. Nonetheless, we cannot guarantee the continued implementation of these measures in the future, or that we will not identify additional material weaknesses in the future.

Due to such remediation measures were not fully implemented, management has determined that the material weaknesses still exists as of December 31, 2024.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics applicable to our directors, officers and employees. Our Code of Conduct is available on our website at https://moneyhero.gcs-web.com/governance/documents-charters. We seek to conduct business ethically, honestly and in compliance with applicable laws and regulations. Our Code of Ethics sets out the principles designed to guide our business practices with integrity, respect and dedication. The code applies to all of our directors, officers and employees. We expect our business partners to follow the principles set forth in the code when providing goods and services to us or acting on our behalf. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2024, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024	2023
	US$	US$
Audit fees(1)	1,528,176	1,740,900
Audit-related fees(2)	-	-
Tax fees(3)	63,109	203,897
All other fees	-	-
Total	1,591,285	1,944,797

Notes:

(1)	Represents the aggregate fees billed for the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and limited review procedures of quarterly financial results.

(2)	Represents the aggregate fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

(3)	Represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements. As of March 31, 2025, Sponsor, the sole member of which is indirectly wholly owned by Mr. Li, directly held 44.2% of the equity interest and 84.6% of the voting power in our Company (not taking into account any Class A Ordinary Shares issuable upon exercise of Sponsor Warrants). As a result of Sponsor’s majority voting power, which gives it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this prospectus), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. We currently do not intend to take advantage of these exemptions, subject to application of our home country corporate governance practices as outlined below. However, we cannot guarantee that this may not change going forward. For more details on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.”

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented various cybersecurity risk assessment procedures in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system. Our information security function, engineering team, and legal department help identify, assess and manage the Company’s cybersecurity threats and risks using various methods such as automated tools, analyzing reports of threats and actors, conducting scans of the threat environment, and conducting assessments.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example cybersecurity software providers and penetration testing firms. We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. Depending on the nature of the services provided, the sensitivity of the information systems and data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider. The process may also include a review of vendor’s security assessments and written security program and security assessment calls with the vendor’s security personnel.

We have developed a cybersecurity threat defense system designed to address both internal and external material threats. Depending on the environment, systems, and data at issue, this system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks through various means, such as technical safeguards, procedural requirements, monitoring our corporate network, testing of certain aspects of our security posture internally, an incident response program and periodic cybersecurity awareness training for employees. Our IT department regularly monitors the performance of platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Form 20-F, including “Failures, defects, errors, vulnerabilities in our systems or data (or those of our third parties with whom we work) or other compromise could adversely affect our business, financial condition and results of operations.”

Governance

The board of directors is ultimately responsible for overseeing the Company’s cybersecurity risk management and being informed on risks from cybersecurity threats. The audit committee periodically reviews our cybersecurity risks and controls with management and our external auditor (as appropriate).

At the management level, we have established a cyber security steering committee, which consists of two top executives, the general counsel, and is chaired by the head of the information security office. Our Director of Technology and Product Operations and Information Security Manager are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our cyber security steering committee reports to the board of directors on a periodic basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our information security office, together with relevant members of the internal security incident response team, will organize relevant personnel for internal assessment and, depending on the situation, may seek the opinions of external experts and/or legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, the investigation and assessment results will be reported by the cyber security steering committee to the audit committee and/or the board of directors who will provide assistance on determining the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, the cyber security steering committee will prepare disclosure materials for review and approval by the board of directors before it is disseminated to the public.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of MoneyHero Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
2.1	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.1 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
2.2	Form of specimen share certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.3	Form of specimen warrant certificate of Public Warrants and Sponsor Warrants (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.4	Form of specimen warrant certificate of Class A Warrants (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.7	Assignment, Assumption and Amendment Agreement, dated as of May 25, 2023, by and among Continental Stock Transfer & Trust Company, MoneyHero Limited and Bridgetown Holdings Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.1	Sponsor Support Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.2	Registration Rights Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, MoneyHero Limited and the undersigned parties listed as “Holders” thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.3	CGCL Class A Warrant Supplemental Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, CompareAsia Group Capital Limited and MoneyHero Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.4	Form of Class A Warrant Instrument (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)

4.5	2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
4.6	Form of Class A Warrant Agreement (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.6 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
12.1*	Certificate of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young, an independent registered public accounting firm for MoneyHero Limited
21.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MoneyHero Limited

	By:	/s/ Rohith Murthy
	Name:	Rohith Murthy
Date: May 6, 2025	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MONEYHERO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MoneyHero Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MoneyHero Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss and other comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Hong Kong, The People’s Republic of China

May 6, 2025

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Notes	2024	2023	2022
		US$	US$	US$

REVENUE	5	79,510,746	80,671,081	68,132,256

Cost and expenses:
Cost of revenue		(46,179,969)	(43,929,982)	(33,881,248)
Advertising and marketing expenses		(21,618,803)	(16,244,958)	(16,473,378)
Technology costs		(7,427,086)	(9,522,437)	(6,554,254)
Employee benefit expenses		(24,150,614)	(24,931,493)	(34,289,879)
General, administrative and other operating expenses		(15,542,864)	(16,725,243)	(13,854,809)
Foreign exchange differences, net		(4,783,117)	656,605	(4,051,710)

Operating loss		(40,191,707)	(30,026,427)	(40,973,022)

Other income/(expenses):
Other income	5	2,091,957	877,514	181,509
Share-based payment on listing	26	-	(67,027,178)	-
Finance costs	7	(25,472)	(19,028,007)	(7,800,597)
Changes in fair value of financial instruments		446,811	(57,333,432)	(1,101,484)

LOSS BEFORE TAX	6	(37,678,411)	(172,537,530)	(49,693,594)

Income tax (expense)/credit	9	(108,928)	(62,983)	251,779

LOSS FOR THE YEAR		(37,787,339)	(172,600,513)	(49,441,815)

OTHER COMPREHENSIVE INCOME/(LOSS)

Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		3,738,760	(820,391)	3,088,057

Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined benefit plan		11,731	(29,965)	42,103

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		3,750,491	(850,356)	3,130,160

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(34,036,848)	(173,450,869)	(46,311,655)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	33

Basic and diluted		(0.94)	(17.92)	(102.43)

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2024 AND 2023

	Notes	2024	2023
		US$	US$

NON-CURRENT ASSETS
Non-current financial asset	10	600,000	-
Intangible assets	11	1,017,983	7,294,083
Property and equipment	12	214,513	190,489
Right-of-use assets	13	743,807	589,721
Deposits	16	24,608	26,072
Total non-current assets		2,600,911	8,100,365

CURRENT ASSETS
Accounts receivable	14	13,537,896	17,236,384
Contract assets	15	11,825,444	16,024,969
Prepayments and other assets	16	10,148,983	4,855,371
Tax recoverable		63,052	388
Pledged bank deposits	17	185,336	188,745
Cash and cash equivalents	17	42,521,520	68,641,016
Total current assets		78,282,231	106,946,873

CURRENT LIABILITIES
Accounts and other payable	18	30,209,247	33,221,616
Warrant liabilities	21	1,392,997	1,839,808
Lease liabilities	13	441,878	574,630
Tax payable		32,069	-
Provisions	22	71,274	71,872
Total current liabilities		32,147,465	35,707,926

NET CURRENT ASSETS		46,134,766	71,238,947

TOTAL ASSETS LESS CURRENT LIABILITIES		48,735,677	79,339,312

NON-CURRENT LIABILITIES
Lease liabilities	13	293,672	31,431
Deferred tax liabilities	23	29,857	29,272
Provisions	22	185,274	194,260
Total non-current liabilities		508,803	254,963

NET ASSETS		48,226,874	79,084,349

continued/…

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

AS AT DECEMBER 31, 2024 AND 2023

	Notes	2024	2023
		US$	US$
EQUITY
Issued capital	24	4,363	4,200
Reserves	27	48,222,511	79,080,149

TOTAL EQUITY		48,226,874	79,084,349

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

		Issued	Share		Capital, warrant and other		Stock compensation		Retirement benefit		Exchange fluctuation		Accumulated
	Notes	capital	premium		reserves		reserve		reserve		reserve		losses		Total
		US$	US$		US$		US$		US$		US$		US$		US$

At December 31, 2023 and at January 1, 2024		4,200	368,185,898	*	12,392,314	*	35,238,071	*	39,430	*	1,645,185	*	(338,420,749	)*	79,084,349
Loss for the year		-	-		-		-		-		-		(37,787,339)		(37,787,339)
Other comprehensive loss for the year:
Exchange differences on translation of foreign operations		-	-		-		-		-		3,738,760		-		3,738,760
Remeasurement losses on defined benefit plan, net of tax		-	-		-		-		11,731		-		-		11,731

Total comprehensive loss for the year		-	-		-		-		11,731		3,738,760		(37,787,339)		(34,036,848)

Shares issued pursuant to share-based payment arrangement		159	787,437		-		(787,437)		-		-		-		159
Issuance of share for settlement of long-term employee benefit	24	4	301,765		(301,769)		-		-		-		-		-
Equity-settled share-based payment arrangements	25	-	-		-		3,179,214		-		-		-		3,179,214

At December 31, 2024		4,363	369,275,100	*	12,090,545	*	37,629,848	*	51,161	*	5,383,945	*	(376,208,088	)*	48,226,874

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

		Issued	Share	Capital, warrant and other		Stock compensation		Retirement benefit	Exchange fluctuation	Accumulated
	Notes	capital	premium	reserves		reserve		reserve	reserve	losses	Total
		US$	US$	US$		US$		US$	US$	US$	US$

At December 31, 2022 and at January 1, 2023		2,020	148,113,631	23,747		30,967,747		69,395	2,465,576	(165,820,236)	15,821,880
Loss for the year		-	-	-		-		-	-	(172,600,513)	(172,600,513)
Other comprehensive loss for the year:
Exchange differences on translation of foreign operations		-	-	-		-		-	(820,391)	-	(820,391)
Remeasurement losses on defined benefit plan, net of tax		-	-	-		-		(29,965)	-	-	(29,965)

Total comprehensive loss for the year		-	-	-		-		(29,965)	(820,391)	(172,600,513)	(173,450,869)

Scrip dividend for Preference Shares	24	46	(46)	-		-		-	-	-	-
Shares issued pursuant to share-based payment arrangement		3	2,358,717	-		(2,358,720)		-	-	-	-
Shares issued upon exercise of Class C warrants	21, 24	2,718	51,347,266	-		-		-	-	-	51,349,984
Capital Reorganization - Share Exchange	1, 24	(3,317)	3,317	-		-		-	-	-	-
Repurchase and cancellation of Old Class A Ordinary Shares		-	(14,170)	-		-		-	-	-	(14,170)
Capital Reorganization - Shares issued to acquire net assets of Bridgetown	26	2,497	153,544,381	-		-		-	-	-	153,546,878
Reclassification of warrant liabilities	21	-	-	12,049,646		-		-	-	-	12,049,646
Shares issued for the settlement of expenses	24(d), 25	32	499,968	-		-		-	-	-	500,000
Shares issued upon the exercise of call option for loan notes	24(c)	201	12,332,834	-		-		-	-	-	12,333,035
Reclassification of liabilities for long-term employee benefits		-	-	318,921		-		-	-	-	318,921
Equity-settled share-based payment arrangements	25	-	-	-		6,629,044		-	-	-	6,629,044

At December 31, 2023		4,200	368,185,898 *	12,392,314	*	35,238,071	*	39,430 *	1,645,185 *	(338,420,749)*	79,084,349

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Issued	Share		Capital, warrant and other		Stock compensation		Retirement benefit		Exchange fluctuation		Accumulated
	capital	premium		reserves		reserve		reserve		reserve		losses	Total
	US$	US$		US$		US$		US$		US$		US$	US$

At January 1, 2022	265	108,515,276		23,747		16,536,912		27,292		(622,481)		(116,378,421)	8,102,590
Loss for the year	-	-		-		-		-		-		(49,441,815)	(49,441,815)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations	-	-		-		-		-		3,088,057		-	3,088,057
Remeasurement gains on defined benefit plan, net of tax	-	-		-		-		42,103		-		-	42,103

Total comprehensive loss for the year	-	-		-		-		42,103		3,088,057		(49,441,815)	(46,311,655)

Issue of shares	1,755	39,598,355		-		-		-		-		-	39,600,110
Equity-settled share-based payment arrangements	-	-		-		14,430,835		-		-		-	14,430,835

At December 31, 2022	2,020	148,113,631	*	23,747	*	30,967,747	*	69,395	*	2,465,576	*	(165,820,236)*	15,821,880

*	These reserves accounts comprise the consolidated reserves of US$48,222,511 (2023: US$79,080,149; 2022: US$15,819,860) in the consolidated statements of financial position.

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Notes	2024	2023	2022
		US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(37,678,411)	(172,537,530)	(49,693,594)
Adjustments for:
Finance costs	7	25,472	19,028,007	7,800,597
Interest income	5	(1,478,436)	(872,503)	(28,043)
Gain on disposal of items of property and equipment, net	5	(7,068)	(3,690)	(4,539)
Loss on lease modifications	13(c)	-	-	65,406
Depreciation of property and equipment	12	309,033	218,471	328,438
Depreciation of right-of-use assets	13(a)	712,003	743,956	871,157
Amortization of intangible assets	11	3,021,933	6,202,250	3,589,155
Impairment of intangible assets	11	4,541,074	3,105,507	1,450,781
Impairment of goodwill		-	-	4,382,926
Equity-settled share-based payment expense	6	3,179,214	6,629,044	14,430,835
Other equity-settled transactions	6	-	500,000	882,115
Share-based payment on listing	26	-	67,027,178	-
Gain on disposal of assets in Malaysian operations		(600,000)	-	-
Gain on derecognition of convertible loans and bridge loan	6	-	-	(135,031)
Changes in fair value of financial instruments, net	6	(446,811)	57,333,432	1,101,484
Other long-term employee benefits expense/(credit)	6	-	109,702	(4,951,482)
Retirement benefits expense	6	79,131	56,672	75,376
Unrealized foreign exchange difference, net		4,196,831	(895,392)	3,389,441
Provision for expected credit losses	6	112,122	3,757	-
Reversal of provision for expected credit losses	6	-	(1,558)	(14,242)

		(24,033,913)	(13,352,697)	(16,459,220)
Decrease/(increase) in accounts receivable		3,185,104	(7,396,057)	5,351,533
Increase in prepayments and other assets		(5,569,341)	(1,196,743)	(728,924)
Decrease/(increase) in contract assets		4,017,017	(4,759,157)	(2,618,240)
(Decrease)/increase in accounts and other payable		(2,340,190)	9,721,951	(98,021)
Payment for reinstatement of terminated lease		-	(33,977)	-

Cash used in operations		(24,741,323)	(17,016,680)	(14,552,872)
Interest paid		(23,700)	(48,363)	(42,130)
Income tax (paid)/refunded		(49,149)	22,338	-
Retirement benefits paid		(74,016)	-	(14,402)

Net cash flows used in operating activities		(24,888,188)	(17,042,705)	(14,609,404)

continued/…

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Notes	2024	2023	2022
		US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		1,467,357	859,454	15,905
Purchases of items of property and equipment	12	(337,508)	(117,337)	(254,925)
Proceeds from disposal of items of property and equipment		7,068	6,104	9,002
Additions to intangible assets	11	(1,397,149)	(2,097,621)	(4,734,550)
Decrease/(increase) in pledged bank deposits		3,409	7,138	(10,775)

Net cash flows used in investing activities		(256,823)	(1,342,262)	(4,975,343)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible loans	28	-	-	12,656,069
Proceeds from bridge loan	28	-	-	7,000,000
Settlement of bridge loan	28	-	-	(6,390,000)
Proceeds from loan notes	28	-	5,000,000	22,397,271
Proceeds from Capital Reorganization, net	26	-	91,513,464	-
Settlement of loan notes	28	-	(32,720,827)	-
Principal portion of lease payments	28	(721,892)	(730,908)	(873,308)
Proceeds received from the exercise of share options		159	-	-

Net cash flows (used in)/from financing activities		(721,733)	63,061,729	34,790,032

NET (DECREASE)/INCREASEIN CASH AND CASH EQUIVALENTS		(25,866,744)	44,676,762	15,205,285
Cash and cash equivalents at beginning of year		68,641,016	24,077,695	9,190,286
Effect of foreign exchange rate changes, net		(252,752)	(113,441)	(317,876)

CASH AND CASH EQUIVALENTS AT END OF YEAR		42,521,520	68,641,016	24,077,695

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION

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

The Company and its subsidiaries (collectively, the “Group”) is primarily involved in the operation of online comparison platforms for banking, insurance and other financial products, the provision of advertising and marketing services and insurance brokerage services.

Capital Reorganization

The Capital Reorganization (see note 26) was effectuated by:

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

Capital Reorganization (continued)

This amounts to approximately US$67,027,000 which is expensed to profit or loss as a share listing expense and considered non-recurring in nature.

Prior to the Capital Reorganization, the audited consolidated financial statements for the year ended December 31, 2022 were issued for CGCL, which is the predecessor to the Company for financial reporting purposes. The Company had no operations prior to the Capital Reorganization. As a result of the Capital Reorganization, CGCL became a wholly-owned subsidiary of the Company. The comparable consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022 represents the consolidated financial statements of CGCL and its subsidiaries. These consolidated financial statements have been presented as a continuation of the consolidated financial information of the CGCL Group, except for the capital structure (see note 26). All information related to the numbers of ordinary and preference shares, share options and warrants disclosed in the consolidated financial statements were adjusted retrospectively to reflect the current capital structure, unless otherwise stated.

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

Information about subsidiaries (continued)

			Percentage
			of equity
	Place of		attributable to
	incorporation	Issued	the Company		Principal
Name	and business	share capital	Direct	Indirect	activities
CAG Regional Singapore Pte. Ltd	Singapore	SGD2,059,066	-	100	Provision of information technology support and management services to group companies

Compargo Malaysia Sdn. Bhd.	Malaysia	MYR500,000	-	100	Provision of administrative services to group companies

Ekos Limited	Hong Kong	HK$1	-	100	Provision of business administration, software and technology services

Ekos Inc.	Philippines	PHP10,000,000	-	100	Provision of business administration, software and technology services

Ekos Pte. Ltd.	Singapore	SGD1	-	100	Provision of business administration, software and technology services

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention except for the warrants and non-current financial asset that are stated at their fair value as explained in the accounting policies set out in note 2.4. The financial statements are presented in United States dollars (“US$”).

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

Profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, any non-controlling interest and exchange fluctuation reserves; and recognizes the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive income/(loss) is reclassified to profit or loss or accumulated losses, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

The nature and the impact of the revised IFRSs are described below:

(a)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. Since the Group has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16, the amendments did not have any impact on the financial position or performance of the Group.

(b)	The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Group has reassessed the terms and conditions of its liabilities as at January 1, 2023 and 2024 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As the Group does not have supplier finance arrangements, the amendments did not have any impact on the Group’s financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and revised IFRSs, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 21	Lack of Exchangeability[1]
Annual Improvements to IFRS Accounting Standards - Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[2]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]

[1]	Effective for annual periods beginning on or after January 1, 2025
[2]	Effective for annual periods beginning on or after January 1, 2026
[3]	Effective for annual/reporting periods beginning on or after January 1, 2027
[4]	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

IFRS 18 replaces IAS 1 Presentation of Financial Statements. While a number of sections have been brought forward from IAS 1 with limited changes, IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosures about management-defined performance measures in a single note and introduces enhanced requirements on the grouping (aggregation and disaggregation) and the location of information in both the primary financial statements and the notes. Some requirements previously included in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which is renamed as IAS 8 Basis of Preparation of Financial Statements. As a consequence of the issuance of IFRS 18, limited, but widely applicable, amendments are made to IAS 7 Statement of Cash Flows, IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. In addition, there are minor consequential amendments to other IFRSs. IFRS 18 and the consequential amendments to other IFRSs are effective for annual periods beginning on or after January 1, 2027 with earlier application permitted. Retrospective application is required. The Group is currently analyzing the new requirements and assessing the impact of IFRS 18 on the presentation and disclosure of the Group’s financial statements.

IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRSs. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10 Consolidated Financial Statements, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements available for public use which comply with IFRSs. Earlier application is permitted. As the Company is a listed company, it is not eligible to elect to apply IFRS 19. Some of the Company’s subsidiaries are considering the application of IFRS 19 in their specified financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments clarify the date on which a financial asset or financial liability is derecognized and introduce an accounting policy option to derecognize a financial liability that is settled through an electronic payment system before the settlement date if specified criteria are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets with environmental, social and governance and other similar contingent features. Moreover, the amendments clarify the requirements for classifying financial assets with non-recourse features and contractually linked instruments. The amendments also include additional disclosures for investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments shall be applied retrospectively with an adjustment to opening accumulated losses (or other component of equity) at the initial application date. Prior periods are not required to be restated and can only be restated without the use of hindsight. Earlier application of either all the amendments at the same time or only the amendments related to the classification of financial assets is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity clarify the application of the “own-use” requirements for in-scope contracts and amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts. The amendments also include additional disclosures that enable users of financial statements to understand the effects these contracts have on an entity’s financial performance and future cash flows. The amendments relating to the own-use exception shall be applied retrospectively. Prior periods are not required to be restated and can only be restated without the use of hindsight. The amendments relating to the hedge accounting shall be applied prospectively to new hedging relationships designated on or after the date of initial application. Earlier application is permitted. The amendments to IFRS 9 and IFRS 7 shall be applied at the same time. The amendments are not expected to have any significant impact on the Group’s financial statements.

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

Annual Improvements to IFRS Accounting Standards – Volume 11 set out amendments to IFRS 1, IFRS 7 (and the accompanying Guidance on implementing IFRS 7), IFRS 9, IFRS 10 and IAS 7. Details of the amendments that are expected to be applicable to the Group are as follows:

●	IFRS 7 Financial Instruments: Disclosures: The amendments have updated certain wording in paragraph B38 of IFRS 7 and paragraphs IG1, IG14 and IG20B of the Guidance on implementing IFRS 7 for the purpose of simplification or achieving consistency with other paragraphs in the standard and/or with the concepts and terminology used in other standards. In addition, the amendments clarify that the Guidance on implementing IFRS 7 does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7 nor does it create additional requirements. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

●	IFRS 9 Financial Instruments: The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply paragraph 3.3.3 of IFRS 9 and recognize any resulting gain or loss in profit or loss. In addition, the amendments have updated certain wording in paragraph 5.1.3 of IFRS 9 and Appendix A of IFRS 9 to remove potential confusion. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

●	IFRS 10 Consolidated Financial Statements: The amendments clarify that the relationship described in paragraph B74 of IFRS 10 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor, which removes the inconsistency with the requirement in paragraph B73 of IFRS 10. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

●	IAS 7 Statement of Cash Flows: The amendments replace the term “cost method” with “at cost” in paragraph 37 of IAS 7 following the prior deletion of the definition of “cost method”. Earlier application is permitted. The amendments are not expected to have any impact on the Group’s financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity only apply to contracts that reference nature-dependent electricity. These are contracts that expose an entity to variability in an underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, typically associated with renewable electricity sources such as sun and wind (‘in-scope contracts’). Contracts referencing nature-dependent electricity include contracts to buy or sell nature-dependent electricity, as well as financial instruments that reference such electricity. The amendments cannot be applied by analogy to other contracts, items or transactions. The amendments are not expected to have any significant impact on the Group’s financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES

Fair value measurement

The Group measures equity investment as equity investments designated at fair value through other comprehensive income and warrant liabilities at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

Related parties (continued)

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

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of loss and other comprehensive income/(loss).

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

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost or fair value through other comprehensive income.

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

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling.

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

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investment as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

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

The Group considers a financial asset to be in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when to be internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

General approach (continued)

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable and contract assets which apply the simplified approach as detailed below.

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For accounts receivable and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognized in the profit or loss, except for the gains or losses arising from the Group’s own credit risk which are presented in other comprehensive income/(loss) with no subsequent reclassification to profit or loss. The net fair value gain or loss recognized in the profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities at amortized cost (accounts and other payable, and loans and borrowings)

After initial recognition, accounts and other payable, and interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in profit or loss.

Convertible loans

The component of convertible loans that exhibits characteristics of a liability is recognized as a liability in the consolidated statement of financial position, net of transaction costs. Upon issuance of convertible loans, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a liability on the amortized cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognized and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years. Transaction costs are apportioned between the liability and equity components of the convertible loans based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

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

Warrant liabilities

Bridgetown Warrants which were exchanged for warrants of the Company are liability-classified. They are initially recognized at fair value on the date of exchange and are subsequently carried at fair value. Changes in fair value are recognized in the consolidated statements of loss and other comprehensive income/(loss) as “Other income/(expense)”.

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

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized either in other comprehensive income/(loss) or directly in equity.

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

Revenue from contracts with customers (continued)

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

Contract assets

If the Group performs by transferring goods or services to a customer before being unconditionally entitled to the consideration under the contact terms, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment, details of which are included in the accounting policies for impairment of financial assets. They are reclassified to accounts receivable when the right to the consideration becomes unconditional.

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

Employee benefits (continued)

Equity-settled transactions

Certain employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”). The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model, further details of which are given in note 25 to the financial statements.

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

Remeasurement of the net defined benefit liability comprise actuarial gains and losses are recognized immediately in other comprehensive income/(loss) in the period in which they arise. Remeasurements are recognized in accumulated losses within equity and are not reclassified to profit or loss in subsequent periods.

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

Foreign currencies (continued)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e. translation difference on the item whose fair value gain or loss is recognized in other comprehensive income/(loss) or profit or loss is also recognized in other comprehensive income/(loss) or profit or loss, respectively).

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

The resulting exchange differences are recognized in other comprehensive income/(loss) and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the cumulative amount in the reserve relating to that particular foreign operation is recognized in profit or loss.

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

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which has the most significant effect on the amounts recognized in the financial statements:

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

Fair value of financial instruments

The Group estimates fair values of warrant liabilities. The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When the fair values of financial instruments recorded in the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques that include the use of valuation models, including market-based valuation technique and binomial option pricing models. The inputs to these valuation models are taken from observable markets where possible, but where this is not possible, estimation is required in establishing fair values. Judgements and estimates include considerations of model inputs such as volatility, discount rates and non-performance risk. Information about the valuation on the Group’s derivatives and warrant liabilities is disclosed in notes 19, 20 and 21 to the financial statements.

The non-current financial asset represents an unlisted equity investment has been valued based on a market-based valuation technique as detailed in note 32 to the financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity. The Group classifies the fair value of these investments as Level 3. Further details are included in note 10 to the financial statements.

Equity-settled share-based payment transactions

The Group measures the cost of equity-settled share-based payments with employees by reference to the fair value at the date at which they are granted. Judgement is required in determining the most appropriate valuation model for the equity-settled share-based payments, depending on the terms and conditions of the transactions. Management is also required to use judgement in determining the most appropriate inputs to the valuation model. The assumptions and model used are disclosed in note 25 to the financial statements. In addition, management is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Group’s forfeiture rate, management analyzed its historical forfeiture rate and the remaining lives of unvested options.

Revenue from internet leads generation and marketing service income – Estimating variable consideration

Variable consideration is recognized based on management’s best estimate of the user applications for products and/or services resulting from leads provided to financial institution customers through the Group’s platforms (i.e. estimated approval rates) prior to the actual approval of the applications by the financial institution customers. Management considers the historical application approval experience in making its estimates. Any variances between the accrued revenue and actual amounts billed are subsequently adjusted upon the confirmation of the amount with the financial institution customers.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION

The Group has six reportable segments based on geographic areas, namely Hong Kong, Singapore, Philippines, Taiwan, Malaysia and Other Asia. Each of these geographic segments operates an online financial comparison platform with their respective local market brand. Each geographical segment has different regulatory, political and economic environments for which its financial performance is influenced by market factors and strategic initiatives. Furthermore, each geographic segment represents a business in a different stage of development with Hong Kong and Singapore being the most mature. No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the results of the Group’s operating segments separately for the purpose of assessing performance and making decisions about resource allocations. Segment performance is evaluated based on reportable segment results which is a measure of operating loss before tax.

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2024
Segment revenue
Sales to external customers	30,443,311	30,890,285	12,843,932	5,136,523	196,695	-	-	79,510,746

Segment loss	(2,585,990)	(6,501,311)	(1,726,411)	(1,331,595)	(552,509)	(88,113)	(11,432,169)	(24,218,098)
Reconciliation:
Interest income								1,478,436
Gain on disposal of assets in Malaysian operations								600,000
Finance costs								(25,472)
Depreciation and amortization								(4,042,969)
Impairment of intangible assets								(4,541,074)
Equity-settled share-based payment expense								(3,179,214)
Changes in fair value of financial instruments								446,811
Unrealized foreign exchange differences, net								(4,196,831)

Loss before tax								(37,678,411)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2023
Segment revenue
Sales to external customers	26,947,177	32,069,713	14,169,389	6,742,747	738,053	4,002	-	80,671,081

Segment profit/(loss)	680,500	(1,579,640)	768,659	(826,446)	(485,596)	(105,546)	(5,216,442)	(6,764,511)
Reconciliation:
Interest income								872,503
Finance costs								(19,028,007)
Depreciation and amortization								(7,164,677)
Impairment of intangible assets								(3,105,507)
Equity-settled share-based payment expense								(6,629,044)
Other long-term employee benefits expense								(109,702)
Changes in fair value of financial instruments								(57,333,432)
Share-based payment on listing								(67,027,178)
Transaction expenses								(6,643,367)
Other equity-settled transactions								(500,000)
Unrealized foreign exchange differences, net								895,392

Loss before tax								(172,537,530)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2022
Segment revenue
Sales to external customers	22,247,140	23,467,954	9,857,822	11,027,139	1,282,194	250,007	-	68,132,256

Segment loss	(283,904)	(2,035,946)	(1,327,478)	(1,160,908)	(1,877,997)	(1,353,876)	(8,541,112)	(16,581,221)
Reconciliation:
Interest income								28,043
Finance costs								(7,800,597)
Depreciation and amortization								(4,788,750)
Impairment of goodwill								(4,382,926)
Impairment of intangible assets								(1,450,781)
Equity-settled share-based payment expense								(14,430,835)
Other long-term employee benefits credit								4,951,482
Changes in fair value of financial instruments								(1,101,484)
Gain on derecognition of convertible loans and bridge loan								135,031
Other equity-settled transactions								(882,115)
Unrealized foreign exchange differences, net								(3,389,441)

Loss before tax								(49,693,594)

Segment information on non-current assets is shown below:

	2024	2023
	US$	US$

Hong Kong	119,515	284,367
Singapore	1,693,004	7,635,554
Philippines	121,049	66,218
Taiwan	42,735	50,195
Malaysia	-	37,959

Total non-current assets	1,976,303	8,074,293

The non-current assets information above is based on the locations of the assets and excludes financial instruments.

A measure of total assets and liabilities for each reportable segment is not disclosed as such amounts are not regularly provided to the chief operating decision maker.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME

An analysis of revenue is as follows:

	2024	2023	2022
	US$	US$	US$
Revenue from contracts with customers
Internet leads generation and marketing service income	71,188,725	75,794,855	64,930,368
Insurance commission income	5,206,123	3,362,745	1,665,997
Marketing income	2,109,372	1,026,223	1,079,027
Events income	1,006,526	487,258	456,864

	79,510,746	80,671,081	68,132,256

(i)	Disaggregated revenue information

	2024	2023	2022
	US$	US$	US$
Geographical markets
Hong Kong	30,443,311	26,947,177	22,247,140
Singapore	30,890,285	32,069,713	23,467,954
Philippines	12,843,932	14,169,389	9,857,822
Taiwan	5,136,523	6,742,747	11,027,139
Malaysia	196,695	738,053	1,282,194
Other Asia	-	4,002	250,007

Total revenue from contracts with customers	79,510,746	80,671,081	68,132,256

Timing of revenue recognition
At a point in time	5,206,123	3,362,745	1,665,997
Over time	74,304,623	77,308,336	66,466,259

Total revenue from contracts with customers	79,510,746	80,671,081	68,132,256

By vertical
Credit cards	48,958,072	60,257,595	49,430,329
Personal loans and mortgages	12,185,083	10,166,389	9,718,621
Wealth	8,503,596	3,579,975	5,617,431
Insurance	8,181,119	5,853,092	2,661,822
Other verticals	1,682,876	814,030	704,053

Total revenue from contracts with customers	79,510,746	80,671,081	68,132,256

Revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period amounted to US$1,312,735 (2023: US$301,986; 2022: US$568,354).

(ii)	Information about major customers

Revenue from customers, which individually contributed over 10% of the total revenue of the Group during the year is as follows:

	2024	2023	2022
	US$	US$	US$

Customer A	11,159,000	17,713,000	33,260,000

Customer B	9,109,000	11,801,000	N/A*

Customer C	9,170,000	9,614,000	N/A*

Customer D	7,970,000	N/A*	N/A*

*	The customers generated less than 10% of the total revenue of the Group during the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME (continued)

(iii)	Performance obligations

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

An analysis of other income is as follows:

	2024	2023	2022
	US$	US$	US$

Other income
Bank interest income	1,467,357	859,454	15,905
Interest income on refundable rental deposit	11,079	13,049	12,138
Government grants	6,056	-	-
Gain on disposal of assets in Malaysian operations*	600,000	-	-
Gain on disposal of items of property and equipment, net	7,068	3,690	4,539
Gain on derecognition of convertible loan and bridge loan	-	-	135,031
Others	397	1,321	13,896
	2,091,957	877,514	181,509

*	During the year ended December 31, 2024, the Group has disposed of the brand, its website, domain names, select user data, and certain intellectual property right operating exclusively in Malaysia with carrying amount of US$nil to a third party in exchange of preference shares in the third party with an estimated fair value of US$600,000 (note 10).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

6.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Notes	2024	2023	2022
		US$	US$	US$

Amortization of intangible assets (other than development costs)		-	-	187,198
Amortization of development costs (included in technology costs)	11	3,021,933	6,202,250	3,401,957
Depreciation of property and equipment (included in general, administrative and other operating expenses)	12	309,033	218,471	328,438
Depreciation of right-of-use assets (included in general, administrative and other operating expenses)	13(a)	712,003	743,956	871,157

Employee benefit expense:
Salaries, allowances and other benefits		20,310,898	18,392,916	26,805,750
Equity-settled share-based payment expense		3,179,214	6,629,044	14,430,835
Other long-term employee benefits expense/(credit)		-	109,702	(4,951,482)
Pension scheme contributions (defined contribution scheme)		1,322,973	1,179,399	1,419,470
Retirement benefits expense		79,131	56,672	75,376
Less:
Amount capitalized		(677,370)	(1,357,537)	(2,756,415)
Government grant recognized*		(64,232)	(78,703)	(733,655)
		24,150,614	24,931,493	34,289,879

Lease payments not included in measurement of lease liabilities (included in general, administrative and other operating expenses)	13(c)	11,126	42,931	157,264
Provision for expected credit losses	14	112,122	3,757	-
Impairment of goodwill (included in general, administrative and other operating expenses)#		-	-	4,382,926
Impairment of intangible assets (included in general, administrative and other operating expenses)	11	4,541,074	3,105,507	1,450,781
Changes in fair value of other derivative financial instruments (included in other income/expenses)	19, 20	-	9,536,904	1,139,938
Changes in fair value of warrant liabilities	21	(446,811)	47,796,528	(38,454)
Other equity-settled transactions (included in general, administrative and other operating expenses)	25	-	500,000	882,115
Gain on disposal of items of property and equipment, net (included in other income/expenses)		(7,068)	(3,690)	(4,539)
Gain on derecognition of convertible loans and bridge loan (included in other income/expenses)		-	-	(135,031)
Gain on disposal of assets in Malaysian operations (included in other income/expenses)		(600,000)	-	-
Reversal of provision for expected credit losses	14	-	(1,558)	(14,242)
Foreign exchange differences, net		4,783,117	(656,605)	4,051,710

*	Various government grants have been received for employment support schemes in related to covid-19 and other job support schemes.

#	During the year ended December 31, 2022, the Group recognized impairment losses of US$4,382,926 related to goodwill and US$1,450,781 related to intangible assets of the Seedly CGU, which arose mainly due to negative operating factors affecting the Seedly CGU. During the year ended December 31, 2022, the goodwill has been fully impaired.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

7.	FINANCE COSTS

An analysis of finance costs is as follows:

	Notes	2024	2023	2022
		US$	US$	US$

Finance costs on convertible loans	19	-	-	2,894,050
Finance costs on loan notes	20	-	18,975,635	786,058
Finance costs on lease liabilities	13(c)	23,700	48,363	42,130
Finance costs on bridge loans	20	-	-	4,074,175
Increase in discounted amounts of provisions arising from the passage of time	22	1,772	4,009	4,184
		25,472	19,028,007	7,800,597

8.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation to key management personnel of the Group is as follows:

	2024	2023	2022
	US$	US$	US$

Salaries, allowances and other benefits	1,735,928	1,384,247	1,761,735
Equity-settled share-based payment expense	2,076,504	4,869,487	14,430,835
Reversal of other long-term employee benefits	-	(69,207)	(1,525,014)
Pension scheme contributions	28,088	19,189	16,226
	3,840,520	6,203,716	14,683,782

9.	INCOME TAX

The applicable corporate income tax rates for Hong Kong, Singapore, Taiwan and Malaysia subsidiaries are 16.5%, 17%, 20% and 24%, respectively, and the applicable corporate income tax rates for Philippines are 20% or 25% depending on the net taxable income and the total assets of the respective entities, for the years ended December 31, 2024, 2023 and 2022. Tax on losses have been calculated at the rates of tax prevailing in the countries/jurisdictions in which the Group operates.

	2024	2023	2022
	US$	US$	US$
Current
Charge for the year	112,323	64,343	28,516
Deferred (note 23)	(3,395)	(1,360)	(280,295)

Income tax expense/(credit) for the year	108,928	62,983	(251,779)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	INCOME TAX (continued)

A reconciliation of the tax expense/(credit) applicable to loss before tax at the statutory tax rate for the countries/jurisdictions in which the Group’s operations are domiciled to the tax expense/(credit) at the Group’s effective tax rate is as follows:

	2024	2023	2022
	US$	US$	US$

Loss before tax	(37,678,411)	(172,537,530)	(49,693,594)
Tax credit at the domestic rates applicable to losses in the countries/jurisdictions where the Group operates	(6,345,825)	(3,809,856)	(7,164,497)
Income not subject to tax	(471,515)	(180,380)	(134,867)
Expenses not deductible for tax	881,506	636,813	4,606,490
Tax losses and deductible temporary differences not recognized	5,955,248	3,645,841	2,448,213
Tax losses and deductible temporary differences utilized from previous periods	(12,983)	(282,239)	(4,352)
Others	102,497	52,804	(2,766)

Income tax expense/(credit) at the Group’s effective tax rate	108,928	62,983	(251,779)

At the end of the reporting period, the Group had unused tax losses of US$73,469,156 (2023: US$62,470,655; 2022: US$58,224,610), subject to the agreement by the relevant tax authorities, that are available for offsetting against future taxable profits of the entities in which the losses arose, of which, an aggregate amount of US$42,594,044 (2023: US$32,753,721; 2022: US$26,692,435) are available indefinitely and the remaining will expire between one to ten years. The Group had deductible temporary differences of US$27,161,665 (2023: US$18,659,174 ; 2022: US$9,811,082) at the end of the reporting period. Deferred tax assets have not been recognized in respect of these losses and deductible temporary differences as they have mainly arisen in entities that have been loss-making and, in the opinion of management, it is currently not considered probable that taxable profits will be available against which the tax losses can be utilized.

At the end of the reporting period, no deferred tax has been recognized for withholding taxes of the Group’s subsidiaries established in certain jurisdictions with relevant tax laws and regulations. In the opinion of the management, it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries in these jurisdictions amounted to US$45,913 (2023: US$363,858; 2022: US$379,325), for which deferred tax liabilities of US$6,887 (2023: US$2,292; 2022: US$5,316) have not been recognized at December 31, 2024.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. However, this legislation does not apply to the Group as its consolidated revenue is lower than Euro 750 million.

10.	NON-CURRENT FINANCIAL ASSET

During the year ended December 31, 2024, the Group disposed certain assets in Malaysia to a third party including the brand, its website, domain names, select user data, and certain intellectual property right in exchange for preference shares in the parent company of the buyer. At initial recognition, the Group made an irrevocable election to present subsequent changes in the fair value of the equity instrument in other comprehensive income as the Group is holding this investment for strategic purposes. No dividends were received on this investment during the year. The change in fair value of the unlisted equity investment from the date of initial recognition to December 31, 2024 was insignificant.

2024
US$
Equity investments designated at fair value through other comprehensive income
Unlisted equity investment, at fair value	600,000

Total	600,000

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

11.	INTANGIBLE ASSETS

Development
costs
US$

Cost
At January 1, 2023	22,492,522
Additions	2,097,621
Exchange realignment	335,329

At December 31, 2023 and January 1, 2024	24,925,472
Additions	1,397,149
Exchange realignment	(603,511)

At December 31, 2024	25,719,110

Accumulated amortization and impairment
At January 1, 2023	8,085,850
Amortization provided during the year	6,202,250
Impairment during the year	3,105,507
Exchange realignment	237,782

At December 31, 2023 and January 1, 2024	17,631,389
Amortization provided during the year	3,021,933
Impairment during the year	4,541,074
Exchange realignment	(493,269)

At December 31, 2024	24,701,127

Net carrying amount
At December 31, 2024	1,017,983

At December 31, 2023	7,294,083

As at December 31, 2024, due to the uncertainty in the global economic outlook and the net assets of the Company being more than its market capitalization, the Group performed an impairment test for the cash generating unit (“CGU”) containing the intangible assets. The recoverable amount of the CGU that included the intangible assets was determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a three-year period. The discount rate applied in the cash flow projections was 18%.

Based on the impairment test, the carrying amount of the intangible assets was impaired by US$4,541,074 and no impairment loss was allocated to the property and equipment and right-of-use assets included in the CGU as the recoverable amounts of these assets were higher than their carrying amounts. The impairment loss recognized was included in “General, administrative and other operating expenses” in the consolidated statement of profit or loss.

During the year ended December 31, 2023, an impairment loss of US$3,105,507 (2022: Nil) was recognized as certain development projects were abandoned and written down to their recoverable amount of nil as a result of changes in the Company’s technology development investment strategy.

During the year ended December 31, 2023, the Group revised the estimated useful lives of certain intangible assets to better reflect the expected period of usage. The change has been applied prospectively and resulted in an increase in amortization of approximately US$1,900,000 for the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	PROPERTY AND EQUIPMENT

		Furniture,
		fixtures
	Leasehold	and office	Computer
	improvements	equipment	equipment	Total
	US$	US$	US$	US$

Cost
At January 1, 2023	274,542	195,639	1,015,916	1,486,097
Additions	23,989	9,776	83,572	117,337
Disposals/write-off	(125,223)	(29,478)	(53,990)	(208,691)
Exchange realignment	(707)	(234)	6,926	5,985

At December 31, 2023 and January 1, 2024	172,601	175,703	1,052,424	1,400,728
Additions	187,732	17,606	132,170	337,508
Disposals/write-off	-	-	(83,746)	(83,746)
Exchange realignment	(5,419)	(3,304)	(27,080)	(35,803)
At December 31, 2024	354,914	190,005	1,073,768	1,618,687

Accumulated depreciation
At January 1, 2023	254,152	158,694	779,638	1,192,484
Depreciation provided during the year	9,068	20,703	188,700	218,471
Disposals/write-off	(126,724)	(29,299)	(50,254)	(206,277)
Exchange realignment	(1,044)	(627)	7,232	5,561

At December 31, 2023 and January 1, 2024	135,452	149,471	925,316	1,210,239
Depreciation provided during the year	154,721	15,172	139,140	309,033
Disposals/write-off	-	-	(83,746)	(83,746)
Exchange realignment	(5,108)	(2,804)	(23,440)	(31,352)

At December 31, 2024	285,065	161,839	957,270	1,404,174

Net carrying amount
At December 31, 2024	69,849	28,166	116,498	214,513

At December 31, 2023	37,149	26,232	127,108	190,489

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES

The Group as a lessee

The Group has lease contracts for offices premises and office equipment used in its operations. Leases of offices premises generally have lease periods of two to three years, while the office equipment generally have a lease term of five years. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amount of the Group’s right-of-use assets and the movements during the year is as follows:

	Office	Office
	premises	equipment	Total
	US$	US$	US$

At January 1, 2023	775,876	2,538	778,414
Additions	412,276	7,118	419,394
Remeasurement on lease modifications	134,429	-	134,429
Depreciation charge	(740,950)	(3,006)	(743,956)
Exchange realignment	1,447	(7)	1,440

At December 31, 2023 and January 1, 2024	583,078	6,643	589,721
Remeasurement on lease modifications	884,288	-	884,288
Depreciation charge	(710,579)	(1,424)	(712,003)
Exchange realignment	(18,231)	32	(18,199)

At December 31, 2024	738,556	5,251	743,807

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2024	2023
	US$	US$

Carrying amount at January 1	606,061	785,687
New leases	-	416,451
Remeasurement on lease modifications	866,795	133,171
Accretion of interest recognized during the year	23,700	48,363
Payments	(745,592)	(779,271)
Exchange realignment	(15,414)	1,660

Carrying amount at December 31	735,550	606,061

Analyzed into:
Current portion	441,878	574,630
Non-current portion	293,672	31,431

The maturity analysis of lease liabilities is disclosed in note 31 to the financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES (continued)

The Group as a lessee (continued)

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	2024	2023	2022
	US$	US$	US$

Interest on lease liabilities	23,700	48,363	42,130
Depreciation charge of right-of-use assets	712,003	743,956	871,157
Expense relating to short-term leases	11,126	42,931	157,264
Loss on lease modifications	-	-	65,406

Total amount recognized in profit or loss	746,829	835,250	1,135,957

(d)	The Group’s total cash outflows for leases are disclosed in Note 28(b) to the financial statements. The Group also had non-cash additions/lease modifications to right-of-use assets and lease liabilities of US$884,288 (2023: US$553,823; 2022: US$1,192,165) and US$866,795 (2023: US$549,622; 2022: US$1,172,679), respectively.

14.	ACCOUNTS RECEIVABLE

	2024	2023
	US$	US$

Accounts receivable	13,644,371	17,346,035
Allowance for expected credit losses	(106,475)	(109,651)

Net carrying amount	13,537,896	17,236,384

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

The movements in the allowance for expected credit losses are as follows:

	2024	2023
	US$	US$

At January 1	109,651	123,632
Provision for expected credit losses	112,122	3,757
Reversals	-	(1,558)
Write off	(112,246)	(16,716)
Exchange realignment	(3,052)	536

At December 31	106,475	109,651

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	ACCOUNTS RECEIVABLE (continued)

An analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for customers with similar loss patterns by geographical region. The calculation reflects reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, accounts receivable are written off if past due for more than two years and are not subject to enforcement activity.

As at December 31, 2024, accounts receivables included an aggregate balance of US$109,959 (2023: US$224,304) for revenue earned from companies controlled by a shareholder with significant influence over the Company (see note 29).

Set out below is the information about the credit risk exposure on the Group’s accounts receivable using a provision matrix:

	Expected	Gross	Expected
	credit	carrying	credit
	loss rate	amount	loss
	%	US$	US$

As at December 31, 2024
Current to 6 months past due	0.22%	13,219,385	28,796
6 months to 12 months past due	7.19%	333,152	23,964
Over 12 months past due	58.49%	91,834	53,715

	0.78%	13,644,371	106,475

As at December 31, 2023
Current to 6 months past due	0.02%	16,889,341	3,606
6 months to 12 months past due	2.33%	281,919	6,567
Over 12 months past due	56.92%	174,775	99,478

	0.63%	17,346,035	109,651

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

15.	CONTRACT ASSETS

	December 31,	December 31,	January 1,
	2024	2023	2023
	US$	US$	US$

Contract assets arising from:
Internet leads generation and marketing service income	11,815,345	15,997,795	11,082,660
Marketing and events income	10,099	27,174	57,449
	11,825,444	16,024,969	11,140,109

Contract assets are mainly recognized for revenue earned from internet leads generation and marketing service income as the receipt of consideration is based on the billing process. Included in contract assets for internet leads generation and marketing service income are unbilled amounts of revenue. Upon completion of the billing of the revenue from contract customers, the amounts recognized as contract assets are reclassified to accounts receivable. The decrease in contract assets in 2024 was mainly due to the decrease in internet leads generation and marketing service income near the end of the year as compared with year ended December 31, 2023. The increase in contract assets in 2023 was mainly due to the increase in internet leads generation and marketing service income near the end of the year as compared with year ended December 31, 2022.

The expected timing of recovery or settlement for contract assets as at the end of the reporting period is within one year.

An impairment analysis is performed at each reporting date using a provision analysis to measure expected credit losses. The provision rates for the measurement of the expected credit losses of the contract assets are based on those of the accounts receivable as the contract assets and the accounts receivables are from the same customer bases. As at December 31, 2024 and 2023, the loss allowance was assessed by management to be minimal.

16.	PREPAYMENTS AND OTHER ASSETS

	2024	2023
	US$	US$

Prepayments	8,845,219	3,389,557
Deposits and other receivables	1,328,372	1,491,886
	10,173,591	4,881,443

Portion classified as non-current	(24,608)	(26,072)
Current portion	10,148,983	4,855,371

The financial assets included in the above balances relate to deposits and other receivables for which there was no recent history of default and past due amount. As at December 31, 2024 and 2023, the loss allowance was assessed to be minimal.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

17.	CASH AND CASH EQUIVALENTS AND PLEDGED BANK DEPOSITS

	2024	2023
	US$	US$

Cash and bank balances	23,005,589	14,152,465
Time deposits	19,701,267	54,677,296

	42,706,856	68,829,761
Less: Pledged bank deposits	(185,336)	(188,745)

Cash and cash equivalents	42,521,520	68,641,016

Certain cash at banks earn interest at floating rates based on the respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

The Group has pledged bank deposits mainly for corporate credit card and trading facilities.

At December 31, 2024, cash and cash equivalents included bank deposits of US$35,260 (2023: US$34,986) which are contractually restricted on use in order to meet the capital requirements in accordance with the rules and conditions for the issue and renewal of a license to operate as a non-life insurance broker in Thailand.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

18.	ACCOUNTS AND OTHER PAYABLE

Accounts payable are non-interest-bearing and are normally settled on 15 to 60-day terms. Other payable are non-interest-bearing and are normally settled on 30 to 120-day terms.

Details of contract liabilities included in accounts and other payable are as follows:

	December 31,	December 31,	January 1,
	2024	2023	2023
	US$	US$	US$

Contract liabilities arising from:
Internet leads generation and marketing service income	907,480	1,256,307	225,632
Marketing and events income	94,837	56,428	76,354

	1,002,317	1,312,735	301,986

Contract liabilities include short-term advances received under the contractual arrangements with customers. The increase in contract liabilities in 2023 was mainly due to the increase in prepayments received from customers in relation to the provision of internet leads generation and marketing services at the end of the year. The decrease in contract liabilities in 2024 was mainly due to the decrease in prepayments received from customers in relation to the provision of internet leads generation and marketing services at the end of the year.

19.	CONVERTIBLE LOANS

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

19.	CONVERTIBLE LOANS (continued)

On April 27, 2022, pursuant to the convertible loan note purchase agreement, the Group issued other convertible loans with the total principal amount of US$37,017,318, including an aggregate principal amount of US$19,383,318 being issued to shareholders and companies controlled by a shareholder with significant influence over the Company, and key management personnel, with maturity period of 4 years (“2022 Convertible Loans”) to replace the Extended Convertible Loan and the unsettled bridge loan (see note 20) with their respective accrued and unpaid finance costs, as well as for additional cash proceeds of US$12,656,069. The 2022 Convertible Loans had coupon rates of 9% per annum, 10% per annum, 11% per annum and 12% per annum for each of the 1st to 4th anniversary from the issuance date of the convertible loans, respectively. The 2022 Convertible Loans are convertible into preference shares or ordinary shares of the Company upon certain capital and fund raising events on a variable conversion price which depended on the price of shares offered by the Company to the investors in such capital and fund raising event. The conversion option is accounted for as an embedded derivative and bifurcated from the financial liability host contract.

On October 14, 2022, the conversion price of the 2022 Convertible Loans was amended and all of the 2022 Convertible Loans were converted into 4,758,252 Preference Shares of the Company.

(a)	The movements of the liability component and derivative component from the redemption right of the Extended Convertible Loan are as follows:

Extended Convertible Loan - liability component

2022
US$

As at January 1	4,294,265
Finance costs	506,327
Extinguished during the year	(4,800,592)

As at December 31	-

Extended Convertible Loan – derivative component

2022
US$

As at January 1	589,731
Change in fair value	145,957
Extinguished during the year	(735,688)

As at December 31	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

19.	CONVERTIBLE LOANS (continued)

(b)	The movements of the liability component and derivative component from the conversion feature of the 2022 Convertible Loans are as follows:

2022 Convertible Loans - liability component

2022
US$

As at January 1	-
Issued during the year	26,993,304
Finance costs	2,387,723
Converted during the year	(29,381,027)

As at December 31	-

2022 Convertible Loans - derivative component

2022
US$

As at January 1	-
On initial recognition	10,024,014
Change in fair value	158,548
Exercised during the year	(10,182,562)

As at December 31	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	INTEREST-BEARING BORROWINGS

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

The movements of the liability component and derivative component from the embedded redemption option of the bridge loan are as follows:

Bridge loan - liability component

2022
US$

As at January 1	12,274,215
Drawdown during the year	6,756,665
Finance costs	4,074,175
Repaid during the year	(7,374,346)
Settled during the year	(15,730,709)

As at December 31	-

Bridge loan - derivative component

2022
US$

As at January 1	1,551,677
On initial recognition	842,181
Change in fair value	835,433
Exercised during the year	(3,229,291)

As at December 31	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	INTEREST-BEARING BORROWINGS (continued)

Loan notes

Pursuant to the loan note purchase agreement date October 14, 2022 and the amendment to the agreement dated December 21, 2022, the Group issued loan notes of US$22,397,271, in which US$17,400,000 was contributed by shareholders with significant influence over the Company and key management personnel of the Company, with coupon rate of 25% per annum paid in kind and a maturity period of 5 years. Class C Warrants of the Company were issued to the subscribers of the loan notes and one of the subscribers was also granted a 3-year option for the additional subscription of US$5,000,000 loan notes together with the grant of a certain number of the Company’s Class C Warrants (which changed to the grant of a certain number of the Company’s Class A ordinary shares after the Capital Reorganization) upon such subscription with the terms set out in these agreements (see note 24). Thus, the loan note transaction contains three components: a liability component and two freestanding derivatives in respect of the option for additional subscription of loan notes, and the Class C Warrants issued (see note 21). The option for additional subscription of US$5,000,000 loan notes was exercised by the option holder on October 12, 2023. All the loan notes were fully settled in cash in October 2023 (see note 28).

The movements of financial liability and derivatives of the loan notes and derivatives issued during the year are as follows:

Loan notes – liability component

	2023	2022
	US$	US$
As at January 1	8,745,192	-
Issued during the year	5,000,000	7,959,134
Finance costs	18,975,635	786,058
Repayment during the year	(32,720,827)	-
As at December 31	-	8,745,192

Freestanding derivative - option for additional subscription of loan notes

	2023	2022
	US$	US$
As at January 1	2,796,131	-
On initial recognition	-	2,796,131
Change in fair value	9,536,904	-
Exercised during the year	(12,333,035)	-
As at December 31	-	2,796,131

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	INTEREST-BEARING BORROWINGS (continued)

Loan notes (continued)

Freestanding derivative - option for additional subscription of loan notes (continued)

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

Upon exercise

Risk-free rate (%)	4.76
Volatility (%)	63
Dividend yield (%)	-

21.	WARRANT LIABILITIES

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

On October 14, 2022 and December 21, 2022, the Group issued an aggregate of 8,349,958 Class C Warrants with an exercise price of US$0.0001 to shareholders, key management personnels and third parties of the Company which entitles the holders to subscribe for 8,349,958 Class C Ordinary Shares of the Company. The exercise price of the warrants are subject to adjustments upon the occurrence of various adjustment events. The exercise period of these warrants is five years from the date of issuance. All Class C Warrants were exercised upon the Capital Reorganization and none were exercised prior to the Capital Reorganization.

The Company issued 26,282,971 warrants upon the Capital Reorganization to replace the outstanding warrants of Bridgetown one to one, with no change in exercise price and major terms (see note 26). These warrants included 19,833,035 Public Warrants and 6,449,936 Sponsor Warrants (as defined in note 26). Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of US$11.50 per whole share. The warrants are exercisable and will expire five years after October 12, 2023, or earlier upon redemption or liquidation. The public warrants are listed on NASDAQ under the trading symbol “MNYWW” and are measured at fair value.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	WARRANT LIABILITIES (continued)

Movements of the balance of warrant liabilities during the years ended December 31, 2024 and 2023 are as follows:

	Class A	Class C	Public	Sponsor
	Warrants	Warrants	Warrants	Warrants	Total
	US$	US$	US$	US$	US$

At January 1, 2023	807,139	11,642,006	-	-	12,449,145
Issuance of warrants upon the Capital Reorganization	-	-	3,768,277	1,225,488	4,993,765
Change in fair value	11,242,507	39,707,978	(2,379,964)	(773,993)	47,796,528
Exercised during the year	-	(51,349,984)	-	-	(51,349,984)
Reclassified to equity upon Capital Reorganization	(12,049,646)	-	-	-	(12,049,646)
At December 31, 2023 and January 1, 2024	-	-	1,388,313	451,495	1,839,808
Change in fair value	-	-	(337,162)	(109,649)	(446,811)
At December 31, 2024	-	-	1,051,151	341,846	1,392,997

As at December 31, 2024, Public Warrants and Sponsor Warrants with a total carrying amount of approximately US$430,180 (2023:US$568,162) were held by shareholders with significant influence of the Company.

22.	PROVISIONS

	2024	2023
	US$	US$
Provision for reinstatement costs	71,274	71,872
Provision for defined benefit obligations	185,274	194,260
As at December 31	256,548	266,132
Provision for reinstatement costs
As at January 1	71,872	100,483
Additional provision	3,855	-
Reversal of unutilized amounts	(5,781)	-
Settled during the year	-	(31,782)
Increase in discounted amounts arising from the passage of time	1,772	4,009
Exchange realignment	(444)	(838)
As at December 31	71,274	71,872
Portion classified as current liabilities	(71,274)	(71,872)
Non-current portion	-	-

The Group has certain leases of office properties with clauses of reinstatement of alteration at the end of these leases. The provision for the reinstatement costs of these office properties was estimated based on reinstatement quotes obtained by the Group.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

22.	PROVISIONS (continued)

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

The most recent actuarial valuations of the estimated liabilities for employee benefits were carried out by E. M. Zalamea Actuarial Services, Inc. for the Group’s subsidiaries in the Philippines using the projected unit credit actuarial valuation method for the years ended December 31, 2024 and 2023.

The principal actuarial assumptions used as at the end of the reporting period are as follows:

	2024	2023
Discount rate (%)	6.07 - 6.08	6.15 - 6.19
Expected rate of salary increases (%)	6.00	6.00

A quantitative sensitivity analysis for significant assumptions as at the end of the reporting period is shown below:

		Increase/		Increase/
		(decrease)		(decrease)
		in defined		in defined
	Increase	benefit	Decrease	benefit
	in rate	obligations	in rate	obligations
	%	US$	%	US$
2024
Discount rate	1	(33,908)	1	43,318
Future annual salary increases	1	42,894	1	(34,214)
2023
Discount rate	1	(34,297)	1	43,440
Future annual salary increases	1	43,349	1	(34,637)

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

22.	PROVISIONS (continued)

Provision for defined benefit obligations (continued)

The total expenses recognized in the consolidated statements of loss and other comprehensive income/(loss) in respect of the plan are as follows:

	2024	2023	2022
	US$	US$	US$
Current service cost	67,548	49,109	69,689
Interest cost	11,583	7,563	5,687
Net benefit expenses recognized in general, administrative and other operating expenses	79,131	56,672	75,376

The movements in the defined benefit obligations classified as non-current liabilities are as follows:

	2024	2023
	US$	US$
At January 1	194,260	101,913
Current service cost	67,548	49,109
Interest cost	11,583	7,563
Benefits paid	(74,016)	-
Remeasurement losses/(gains) debited/(credited) to other comprehensive income/(loss) arising from:
Changes in financial assumptions	4,147	41,325
Experience adjustments	(19,632)	(6,440)
Exchange realignment	1,384	790
At December 31	185,274	194,260

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	DEFERRED TAXATION

The movements in deferred tax assets/(liabilities) during the year are as follows:

Deferred tax liabilities

	Provision for defined benefit obligations	Depreciation allowance in excess of related depreciation	Right-of-use assets	Total
	US$	US$	US$	US$
At January 1, 2023	(30,459)	(5,081)	(123,078)	(158,618)
Deferred tax credited to profit or loss	-	1,360	68,519	69,879
Deferred tax credited to other comprehensive income/(loss)	4,920	-	-	4,920
Exchange realignment	(16)	4	(449)	(461)
Gross deferred tax liabilities at December 31, 2023 and January 1, 2024	(25,555)	(3,717)	(55,008)	(84,280)
Deferred tax credited/(charged) to profit or loss	-	3,395	(65,211)	(61,816)
Deferred tax charged to other comprehensive income/(loss)	(3,754)	-	-	(3,754)
Exchange realignment	(548)	322	2,762	2,536
Gross deferred tax liabilities at December 31, 2024	(29,857)	-	(117,457)	(147,314)

Deferred tax assets

Lease liabilities
US$
At January 1, 2023	123,078
Deferred tax charged to profit or loss	(68,519)
Exchange realignment	449
Gross deferred tax assets at December 31, 2023 and January 1, 2024	55,008
Deferred tax credited to profit or loss	65,211
Exchange realignment	(2,762)
Gross deferred tax assets at December 31, 2024	117,457

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	2024	2023
	US$	US$
Net deferred tax assets recognized in the consolidated statement of financial position	-	-
Net deferred tax liabilities recognized in the consolidated statement of financial position	29,857	29,272

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE CAPITAL

Movements of share capital of the Company:

	Number of shares
	Class A Ordinary Shares	Class B Ordinary Shares	Preference Shares	Total

At January 1, 2024	25,280,667	13,254,838	3,466,820	42,002,325

Conversion of Preference Shares to Class A Ordinary Shares	1,059,245	-	(1,059,245)	-
Shares issued pursuant to share-based payment arrangement	1,593,333	-	-	1,593,333
Issuance of share for settlement of long-term employee benefit	30,167	-	-	30,167

At December 31, 2024	27,963,412	13,254,838	2,407,575	43,625,825

	Number of shares
	Class A Ordinary Shares	Class B Ordinary Shares	Old Class A Ordinary Shares	Old Class B Ordinary Shares	Class C Ordinary Shares	Preference Shares	Total

At January 1, 2023	-	-	815,700	632,529	-	4,758,252	6,206,481

Scrip dividend for Preference Shares (note (a))	-	-	-	-	-	142,032	142,032
Conversion of Preference Shares to Old Class A Ordinary Shares	-	-	449,865	-	-	(449,865)	-
Shares issued pursuant to share-based payment arrangement	-	-	8,726	-	-	-	8,726
Shares issued upon exercise of Class C warrants (note 21)	-	-	-	-	8,349,958	-	8,349,958
Repurchase and cancellation of Old Class A Ordinary Shares	-	-	(2,304)	-	-	-	(2,304)
Capital Reorganization - Share Exchange (note (b))	10,254,474	-	(1,271,987)	(632,529)	(8,349,958)	-	-
Capital Reorganization - Shares issued to acquire net assets of Bridgetown (note 26)	10,092,134	14,874,838	-	-	-	-	24,966,972
Shares issued upon the exercise of call option for loan notes (note (c))	2,005,460	-	-	-	-	-	2,005,460
Share issued for settlement of expenses (note (d))	325,000	-	-	-	-	-	325,000
Conversion of Class B Ordinary shares to Class A Ordinary Shares	1,620,000	(1,620,000)	-	-	-	-	-
Conversion of Preference Shares to Class A Ordinary Shares	983,599	-	-	-	-	(983,599)	-

At December 31, 2023	25,280,667	13,254,838	-	-	-	3,466,820	42,002,325

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE CAPITAL (continued)

Movements of share capital of the Company: (continued)

	Number of shares
	Old Class A Ordinary Shares	Old Class B Ordinary Shares	Old Class C Ordinary Shares	Preference Shares	Ordinary Shares*	Seed Preference Shares*	Series A Preference Shares*	Series B Preference Shares*	Series B-1 Preference Shares*	Total

At January 1, 2022	-	-	-	-	215,982	60,182	296,076	182,024	61,436	815,700

2022 Share Exchange (note (e))	815,700	-	-	-	(215,982)	(60,182)	(296,076)	(182,024)	(61,436)	-
Shares issued for settlement of 2022 Convertible Loans (note (f))	-	-	-	4,758,252	-	-	-	-	-	4,758,252
Shares issued for equity-settled transactions (note (g))	-	632,529	-	-	-	-	-	-	-	632,529

At December 31, 2022	815,700	632,529	-	4,758,252	-	-	-	-	-	6,206,481

*	Pursuant to a written shareholders’ resolution passed on December 21, 2022, the Ordinary Shares, Seed Preference Shares, Series A Preference Shares, Series B Preferences Shares and Series B-1 Preference Shares were cancelled.

As at December 31, 2022, the total number of ordinary shares of the Company outstanding were 1,448,229. The movements of the shares issued by the Company in 2022 have been retrospectively adjusted to give effect to the share exchange for purposes of computing loss per ordinary share (note 33).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE CAPITAL (continued)

Notes:

(a)	Prior to the Capital Reorganization, the Company declared scrip dividends to holders of the Preference Shares and issued an aggregate of 142,032 Preference Shares. No other dividends were declared to holders of any shares of the Company during the years ended December 31, 2024 and 2023.

(b)	As described in note 1, upon closing of the Capital Reorganization, 10,254,474 Class A ordinary shares and 4,450,419 Preference Shares of the Company were exchanged for 33,379,256 ordinary shares of CGCL and 14,486,506 preference shares of CGCL at an exchange ratio of 0.307212.

(c)	The Company executed a deed poll constituting up to US$5,000,000 of fixed rate unsecured loan notes, bearing a paid in kind (“PIK”) interest rate of 25% per annum (together with any PIK notes, the “Call Option Notes”) subscribed by a company controlled by a shareholder with significant influence over the Company (the “Option Holder”). Immediately after the closing of the Capital Reorganization, the Option Holder elected to exercise its call option for subscription of additional loan notes (see note 20) in full pursuant to the call option agreement by and between the Company and the Option Holder, as a result of which it received 2,005,460 Class A Ordinary Shares of the Company for no consideration and subscribed for US$5,000,000 of Call Option Notes in an aggregate principal amount of US$5,000,000. The Company has fully settled the Call Option Notes together with any accrued interest in October, 2023.

(d)	The Company issued 325,000 Class A Ordinary Shares for settlement of professional services rendered by a third party to the Group in lieu of the cash settlement option of US$500,000 (note 25).

(e)	The issued and fully paid Ordinary Shares, Seed Preference Shares, Series A Preference Shares, Series B Preference Shares and Series B-1 Preference Shares (collectively, the “Existing Shares”) were automatically and compulsorily repurchased by the Company in exchange for the issuance of 815,700 Old Class A Ordinary Shares to the holders of the Existing Shares (“2022 Share Exchange”). Pursuant to a written shareholders’ resolution passed on October 14, 2022, the Company created and issued 6,165,000 Class A Warrants to subscribe to 6,165,000 Old Class A Ordinary Shares in the capital of the Company to the holders of the Existing Shares.

(f)	The Company issued 4,758,252 Preference Shares in exchange for settling all of the Company’s 2022 Convertible Loans and the corresponding accrued interest amounts (see note 19).

(g)	The Company allotted and issued 632,529 Old Class B Ordinary Shares to a company controlled by a shareholder with significant influence over the Company as non-cash consideration for the company’s assistance as the lead subscriber for the structuring of loan note purchase (see note 20) and other arrangements. Pursuant to a written shareholders’ resolution passed on October 14, 2022, the Company created 7,388,525 Class C Warrants, of which 3,939,472 Class C Warrants were issued to the holders of the Class B Ordinary Shares to subscribe to 3,939,472 Class C Ordinary Shares in the capital of the Company (see notes 20 and 21). Pursuant to a written resolution passed on December 21, 2022, the Company created 1,203,159 additional Class C Warrants to subscribe to 1,203,159 Class C Ordinary Shares in the capital of the Company and issued 4,410,486 Class C Warrants to subscribe to 4,410,486 Class C Ordinary Shares to holders of the loan notes (see notes 20 and 21).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE CAPITAL (continued)

Details of share capital of the Company:

	2024	2023
	US$	US$
Authorized:
440,000,000 Class A Ordinary Shares	44,000	44,000
50,000,000 Class B Ordinary Shares	5,000	5,000
10,000,000 Preference Shares	1,000	1,000
	50,000	50,000
Issued and fully paid:
27,963,412 (2023: 25,280,667) Class A Ordinary Shares	2,797	2,528
13,254,838 (2023: 13,254,838) Class B Ordinary Shares	1,325	1,325
2,407,575 (2023: 3,466,820) Preference Shares	241	347
	4,363	4,200

All class of shares above have a par value of US$0.0001 each.

The terms of the different classes of shares outstanding are as follows:

Class A Ordinary Shares

The holders of Class A Ordinary Shares are entitled to (i) receive dividends as declared from time to time, (ii) vote at shareholders’ meetings of the Company, and (iii) capital upon liquidation of the Company after the holders of convertible Preference Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE CAPITAL (continued)

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

Preference Shares are classified as equity since they are non-redeemable and any dividends are discretionary.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE-BASED PAYMENTS

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

	2022
	Weighted
	average
	exercise price	Number of
	US$ per share	options
At January 1	86.44	144,797
Cancelled during the year	86.44	(144,797)
At December 31	-	-

During the year ended December 31, 2022, all the outstanding Old Share Options were cancelled and the 2015 share option scheme was terminated for no consideration. As a result, the total amount of unrecognized share-based compensation expense related to the Old Share Options of US$6,023,000 was immediately recognized in employee benefit expenses upon the cancellation of the awards.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE-BASED PAYMENTS (continued)

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

Following the consummation of the Capital Reorganization (note 1), all outstanding share options under the 2022 Equity Plan were replaced by share options issued under the Company’s new equity plan (the “MoneyHero Share Options” issued under “MoneyHero Equity Plan”) at an exchange ratio of 0.307212 MoneyHero Share Options for each of the 2022 Share Option. There was no incremental fair value in addition to the original grant-date fair value of original 2022 Share Options to be recognized.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme - 2022 Equity Plan and MoneyHero Equity Plan (continued)

A summary of the movements in the number of share options under the 2022 Equity Plan, which was subsequently replaced by the MoneyHero Share Options, held by employees and key management personnel of the Group which were granted in respect of their services rendered to the Group is as follows:

	2024		2023
	Weighted		Weighted
	average		average
	exercise price	Number of	exercise price	Number of
	US$ per share	options	US$ per share	options
At January 1,	0.0001	2,879,571	-	-
Granted during the year	0.0001	51,419	0.0001	3,188,929
Forfeited during the year	0.0001	(647,602)	0.0001	(309,358)
Exercised during the year	0.0001	(1,593,333)	-	-
At December 31,	0.0001	690,055	0.0001	2,879,571

The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2024 was US$1.21 per share (2023: No share options were exercised).

The range of exercise prices and the remaining contractual life of the MoneyHero Share Options held by employees and key management personnel of the Group outstanding as at the end of the reporting period are as follows:

	Remaining contractual life (years)	Exercise price US$ per share	Number of Share Options

2024	8 – 8.15	0.0001	690,055
2023	9 – 9.15	0.0001	2,879,571

The fair values of MoneyHero Share Options granted during the year ended December 31, 2024 were estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	-
Risk-free interest rate (%)	3.94
Exit rate (%)	25
Exercise multiples (%)	220
Volatility (%)	63
Expected life of options (years)	9
Fair value of underlying Ordinary Share (US$ per share)	1.03

The fair values of 2022 Share Options granted during the year ended December 31, 2023 before the Capital Reorganization were estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	-
Risk-free interest rate (%)	3.49 - 3.87
Exit rate (%)	25
Exercise multiples (%)	220 - 280
Volatility (%)	60 - 62
Expected life of options (years)	10
Fair value of underlying Ordinary Share (US$ per share)	0.43 - 1.82

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE-BASED PAYMENTS (continued)

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

Equity-settled share-based payment transactions – restricted share scheme – MoneyHero Equity Plan

The Group established a Restricted Share Units Scheme (“RSU Scheme”) with the intention of granting restricted share units (“RSU”) to selected employees and certain new joiners. The purpose of this scheme is to acknowledge, reward employee contributions and attract new talents, while also providing incentives to enhance the Group’s performance and maximize value for the benefit of both the Group and its shareholders.

The restricted shares granted under RSU Scheme are Class A ordinary shares, and they are issued without a subscription price. The RSUs are subject to vesting restrictions determined by the employee’s grade and position, as follows:

●	100% vest upon date of grant; or

●	33.3% of the RSUs vest upon the date of grant, followed by 33.3% vest on first anniversary from the date of grant, and 33.4% vest on second anniversary from the date of grant;

●	33.3% of the RSUs vest on the first anniversary from the date of employment, followed by 33.3% vest on second anniversary from the date of employment, and 33.4% vest on third anniversary from the date of employment.

For the year ended December 31, 2024, the Group estimated that approximately 2,076,000 RSUs will be granted to certain employees and new joiners under the RSU Scheme based on an announcement from the CEO to the employees and board approval of the RSU Scheme in October 2024. As services are effectively being rendered by the employees for the RSU earlier than the grant date, an estimated cost of the services is recognized in advance of the grant date in February 2025 when the precise terms and conditions of the RSU Scheme are finalized. Once grant dates are established, the Group will revise the fair value of the RSUs so that the amounts recognized for the services received will ultimately be based on the grant date fair value of the RSUs.

The estimated fair value of the RSUs used to recognize estimated cost of services rendered prior to their grant date was determined using the Chaffee Model for the year ended December 31, 2024. The significant inputs into the model are shown below.

Dividend yield (%)	Nil
Risk-free interest rate (%)	3.84 – 4.97
Expected volatilities (%)	74 - 123
Fair value of underlying Ordinary Share (US$ per share)	1.12

For the year ended December 31, 2024, $1,195,000 of equity-settled share-based payment expense relate to RSUs was charged to the profit or loss.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	SHARE-BASED PAYMENTS (continued)

Equity-settled Transactions – Others

On October 14, 2022, the Company allotted and issued 632,528 Class B Ordinary Shares of US$0.0001 each for non-cash consideration as the compensation to a company controlled by a shareholder of the Company for its assistance as the lead subscriber for the structuring of loan note purchase (see note 20) and other arrangements. The Company measured the fair value of services received indirectly with reference to the fair value of the equity instruments granted as consideration for the services. The fair value of the non-cash consideration of US$882,115 was charged to profit or loss for the year ended December 31, 2022.

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

On November 6, 2023, the Company allotted and issued 325,000 Class A Ordinary Shares of the Company of US$0.0001 each for the settlement to a third party for its professional services rendered. The Company measured the fair value of services received at the market price of the services, which was $500,000 and charged to profit or loss for the year ended December 31, 2023 (see note 24(d)).

26.	CAPITAL REORGANIZATION

As described in note 1, the Capital Reorganization has been accounted for with reference to the principles of reverse acquisitions as if CGCL is the accounting acquirer and Bridgetown is accounting acquiree. Accordingly, except for the capital structure, these financial statements have been presented as a continuation of the consolidated financial information of CGCL with:

●	the assets and liabilities of CGCL Group recognized and measured at their carrying amounts immediately prior to the Capital Reorganization;

●	the accumulated losses and other equity balances of CGCL Group recognized at their carrying amounts immediately prior to the Capital Reorganization; and the financial information for periods prior to the Capital Reorganization being that of CGCL Group.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	CAPITAL REORGANIZATION (continued)

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

The fair value of Bridgetown’s identifiable net assets acquired comprising:

US$

Cash	46,783
Cash held in Trust Account	91,466,681
Warrant liabilities (note a)	(4,993,764)
Net identifiable assets acquired	86,519,700
Less: Fair Value of consideration comprising
10,092,134 Company’s Class A ordinary shares (note b)	62,066,624
14,874,838 Company’s Class B ordinary shares	91,480,254
Total Fair value of consideration	153,546,878
Share-based payment on listing	67,027,178

Notes:

(a)	The warrant liabilities acquired include those in relation to the warrants issued by Bridgetown to Bridgetown’s public investors (Public Warrants) and Bridgetown LLC, the sponsor (Sponsor Warrants). The holders of Bridgetown’s warrants (including public investors and the sponsor) received one warrant of the Company for each Bridgetown’s warrant, resulting in the issuance of 26,282,971 warrants by the Company upon the Capital Reorganization (see note 21).

(b)	Concurrently with the execution of the Initial Merger, the Company, Bridgetown, Bridgetown’s sponsor and CGCL entered into a working capital loan capitalization agreement (the “Working Capital Loan Capitalization Agreement”). Included in the 10,092,134 Class A Ordinary Shares of the Company issued to Bridgetown’s sponsor were 451,839 shares issued pursuant to the Working Capital Loan Capitalization Agreement to settle an aggregate of US$4,518,390 of working capital loans from Bridgetown’s sponsors to Bridgetown.

Professional services fee of US$6,643,367 were incurred to facilitate the listing on NASDAQ via the Capital Reorganization and recognized as administrative and other operating expenses in profit or loss for the year ended December 31, 2023.

27.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F-6 and F-8 of the financial statements.

The capital, warrant and other reserves mainly represented certain adjustments to equity arising from the Capital Reorganization (note 26), and outstanding Class A Warrants classified as equity measured at fair value upon initial recognition and not subsequently remeasured.

As at December 31, 2024, Class A Warrants with a carrying amount of approximately US$3,085,077 (2023: $3,118,496) were held by a shareholder with significant influence over the Company and key management personnel of the Company.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

28.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Changes in liabilities arising from financing activities

2024	Lease
liabilities
US$

At January 1, 2024	606,061
Changes from financing cash flows	(721,892)
Interest paid classified as operating cash flows	(23,700)

Non-cash transactions:
Remeasurement of lease modifications	866,795
Finance costs accrued	23,700
Exchange realignment	(15,414)
At December 31, 2024	735,550

2023		Lease
	Loan notes	liabilities
	US$	US$
At January 1, 2023	8,745,192	785,687
Changes from financing cash flows	(27,720,827)	(730,908)
Interest paid classified as operating cash flows	-	(48,363)
Non-cash transactions:
New leases and remeasurement of lease modifications	-	549,622
Finance costs accrued	18,975,635	48,363
Exchange realignment	-	1,660
At December 31, 2023	-	606,061

2022		Convertible		Lease
	Loan notes	loans	Bridge loan	Liabilities
	US$	US$	US$	US$
At January 1, 2022	-	4,294,265	12,274,215	486,678
Changes from financing cash flows	22,397,271	12,656,069	610,000	(873,308)
Interest paid classified as operating cash flows	-	-	-	(42,130)
Non-cash transactions:
Finance costs accrued	786,058	2,894,050	4,074,175	42,130
New leases	-	-	-	1,237,069
Remeasurement on lease modifications	-	-	-	(64,390)
Recognition of warrant liabilities	(11,642,006)	-	-	-
Initial recognition of derivative financial instruments	(2,796,131)	(10,024,014)	(842,181)	-
Derecognition of derivative financial instruments	-	735,688	3,229,291	-
Issuance of convertible loan for settlement of bridge loan	-	18,960,000	(18,960,000)	-
Conversion to Preference Shares	-	(29,381,027)	-	-
Other non-cash transactions	-	(135,031)	(385,500)	-
Exchange realignment	-	-	-	(362)
At December 31, 2022	8,745,192	-	-	785,687

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

28.	NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(b)	Total cash outflow for leases

The total cash outflow for leases included in the statements of cash flows is as follows:

	2024	2023	2022
	US$	US$	US$
Within operating activities	34,826	91,294	199,394
Within financing activities	721,892	730,908	873,308
	756,718	822,202	1,072,702

29.	RELATED PARTY TRANSACTIONS

In addition to the transactions, arrangements and balances detailed elsewhere in these financial statements, the Group had the following transactions with companies controlled by a shareholder with significant influence over the Company and key management personnel on agreed terms between the relevant parties during the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	US$	US$	US$
Finance costs on bridge loan
- Key management personnel	-	-	97,428
- A company controlled by a shareholder with significant influence over the Company	-	-	487,140
Finance costs on convertible loans
- Key management personnel	-	-	77,403
- Companies controlled by a shareholder with significant influence over the Company	-	-	1,679,203
Finance costs on loan notes
- Key management personnel	-	152,468	1,590
- Companies controlled by a shareholder with significant influence over the Company	-	15,013,576	744,727
Revenue earned from companies controlled by a shareholder with significant influence over the Company
- Internet leads generation and marketing service income	103,236	161,451	197,835
- Insurance commission income	1,077,441	695,088	93,593
- Marketing income	75,314	25,161	32,398
Cost of revenue paid to companies controlled by a shareholder with significant influence over the Company	1,425,553	251,140	-
Equity-settled transactions included in general, administrative and other operating expenses (note 25)	-	-	882,115

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

2024

Financial assets

	Financial asset at fair value through other comprehensive income	Financial assets at amortized cost	Total
	US$	US$	US$
2024
Non-current financial asset	600,000	-	600,000
Accounts receivable	-	13,537,896	13,537,896
Financial assets included in deposits and other receivables	-	639,444	639,444
Pledged bank deposits	-	185,336	185,336
Cash and cash equivalents	-	42,521,520	42,521,520

	600,000	56,884,196	57,484,196

Financial liabilities

	Financial liabilities at fair value through profit or loss - designated as such upon initial recognition	Financial liabilities at amortized cost	Total
	US$	US$	US$
2024
Financial liabilities included in accounts and other payable	-	27,403,211	27,403,211
Warrant liabilities	1,392,997	-	1,392,997
Lease liabilities	-	735,550	735,550

	1,392,997	28,138,761	29,531,758

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

2023

Financial assets at amortized cost

2023
US$
Accounts receivable	17,236,384
Financial assets included in deposits and other receivables	808,679
Pledged bank deposits	188,745
Cash and cash equivalents	68,641,016
86,874,824

Financial liabilities

	Financial liabilities at fair value through profit or loss - designated as such upon initial recognition	Financial liabilities at amortized cost	Total
	US$	US$	US$
2023
Financial liabilities included in accounts and other payable	-	29,504,114	29,504,114
Warrant liabilities	1,839,808	-	1,839,808
Lease liabilities	-	606,061	606,061

	1,839,808	30,110,175	31,949,983

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments are cash and cash equivalents, pledged bank deposits and warrant liabilities. The main purpose of these financial instruments is to finance the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable, financial assets included in deposits and other receivables, lease liabilities and financial liabilities included in accounts and other payable, which mainly arise directly from its operations.

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk (continued)

Maximum exposure and year-end staging (continued)

	12-month ECLs	Lifetime ECLs
				Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	US$	US$	US$	US$	US$
December 31, 2024
Accounts receivable*	-	-	-	13,644,371	13,644,371
Contract assets*	-	-	-	11,825,444	11,825,444
Financial assets included in deposits and other receivables
- Normal**	639,444	-	-	-	639,444
Pledged bank deposits
- Not yet past due	185,336	-	-	-	185,336
Cash and cash equivalents
- Not yet past due	42,521,520	-	-	-	42,521,520
	43,346,300	-	-	25,469,815	68,816,115
December 31, 2023
Accounts receivable*	-	-	-	17,346,035	17,346,035
Contract assets*	-	-	-	16,024,969	16,024,969
Financial assets included in deposits and other receivables
- Normal**	808,679	-	-	-	808,679
Pledged bank deposits
- Not yet past due	188,745	-	-	-	188,745
Cash and cash equivalents
- Not yet past due	68,641,016	-	-	-	68,641,016
	69,638,440	-	-	33,371,004	103,009,444

*	For accounts receivable and contract assets to which the Group applies the simplified approach for impairment, information is disclosed in notes 14 and 15 to the financial statements.

**	The credit quality of financial assets included in deposits and other receivables is considered to be “normal” when it is not past due and there is no information indicating that the financials had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

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

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	Within 1 year or on demand	1 to 5 years	Total
	US$	US$	US$
2024
Lease liabilities	469,930	304,338	774,268
Financial liabilities included in accounts and other payable	27,403,211	-	27,403,211
	27,873,141	304,338	28,177,479
2023
Lease liabilities	591,361	33,081	624,442
Financial liabilities included in accounts and other payable	29,504,114	-	29,504,114
	30,095,475	33,081	30,128,556

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

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

	2024		2023
	Increase/	Increase/	Increase/	Increase/
	(decrease) in	(decrease)	(decrease) in	(decrease)
	foreign	in loss	foreign	in loss
	exchange rate	after tax	exchange rate	after tax
	US$		US$
SGD	3%	(1,527,154)	3%	(1,477,961)
	(3)%	1,527,154	(3)%	1,477,961
TWD	3%	(500,404)	3%	(474,534)
	(3)%	500,404	(3)%	474,534
MYR	3%	(196,365)	3%	(402,719)
	(3)%	196,365	(3)%	402,719
PHP	3%	(635,994)	3%	(576,565)
	(3)%	635,994	(3)%	576,565
THB	3%	(328,388)	3%	(329,276)
	(3)%	328,388	(3)%	329,276
IDR	3%	(183,444)	3%	(184,116)
	(3)%	183,444	(3)%	184,116

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

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

Management has assessed that the carrying amounts of financial assets included in accounts receivable, financial assets included in deposits and other receivables, cash and cash equivalents, pledged bank deposits, financial liabilities included in accounts and other payable and lease liabilities reasonably approximate to their fair values largely due to the short term maturities/no fixed terms of repayment of these instruments or because the effect of discounting not reflected in the carrying amounts of these instruments are not material. The fair values of the non-current portion of deposits and lease liabilities have been calculated and assessed mainly by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities, as appropriate. The changes in fair value as a result of the Group’s own non-performance risk for interest-bearing borrowings and lease liabilities as at December 31, 2024 and 2023 were assessed to be insignificant.

The fair values of non-current financial asset represents an unlisted equity investment designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the management to determine comparable companies (peers) based on industry, size, leverage and strategy, and to calculate the enterprise value to sales (“EV/S”) multiple for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by a sales measure. The trading multiple is then discounted for considerations such as illiquidity. The discounted multiple is applied to the corresponding sales measure of the unlisted equity investments to measure the equity value. The value of the unlisted equity investment is further derived from by option pricing model (OPM) based on calculated equity value. Management believe that the estimated fair value resulting from the valuation techniques, which are recorded in the consolidated statement of financial position, and the related changes in fair value, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. The carrying amount and the estimated fair value of the non-current financial asset are US$600,000 and US$600,000, respectively as of December 31, 2024.

For the fair value of the unlisted equity investments at fair value through other comprehensive income, management has estimated the potential effect of using reasonably possible alternatives as inputs to the valuation model.

Below is a summary of significant unobservable inputs to the non-current financial asset together with a quantitative sensitivity analysis as at December 31, 2024:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Average EV/S multiple of peers	4.82	10% increase/decrease in multiple would result in increase/ decrease in fair value by US$45,797
		Volatility	50%	10% increase/decrease in volatility would result in decrease/ increase in fair value by US$6,060

The derivative financial instruments and warrant liabilities are initially recognized at fair value and are subsequently remeasured at fair value at the end of each reporting period. The fair value measurement of the derivative financial instruments and warrant liabilities, except for Public Warrants and Sponsor Warrants issued upon the Capital Reorganization, are measured using significant unobservable inputs, as further detailed in notes 19, 20 and 21 to the financial statements, and categorized within Level 3 fair value measurement. Public Warrants and Sponsor Warrants issued upon the Capital Reorganization (note 21) that are accounted for as a derivative financial liability and measured at fair value at each reporting date are Level 1 Instruments.

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial liabilities (2023: Nil). As at December 31, 2024 and 2023, the Group had no financial instrument measured at fair value which was categorized within Level 1 or Level 2 fair value measurement, except for the Public Warrants and Sponsor Warrants.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

33.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of the basic loss per share amounts is based on the loss for the year attributable to ordinary equity holders, and the weighted average number of ordinary shares of in issue during the period.

	2024	2023	2022
	US$	US$	US$
	per share	per share	per share

Basic and diluted loss per share
Total basic and diluted loss per share attributable to the ordinary equity holders of the Company	(0.94)	(17.92)	(102.43)

	2024	2023	2022
	US$	US$	US$
Loss
Loss attributable to the equity shareholders of the Company	37,787,339	172,600,513	49,441,815

	2024	2023	2022

Number of shares
Weighted-average number of ordinary shares	40,404,943	9,632,562	482,689

The computation of basic and diluted loss per Class A and Class B ordinary share are the same as the Class A and Class B ordinary shares have the same rights to participate in profits and losses and are all treated as ordinary shares on an as converted basis.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2024, 2023 and 2022 in respect of a dilution as the impact of the warrants, preference shares, convertible loans and share options outstanding have an anti-dilutive effect on the basic loss per share amounts presented.

34.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on May 6, 2025.