Form 20-F
period 2025-12-31
MoneyHero Ltd
filed 2026-04-30
CIK 1974044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Danny Leung

Interim Chief Executive Officer and Chief Financial Officer

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

As of December 31, 2025, there were 30,572,252 Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), 13,254,838 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), and 2,407,575 Preference Shares, par value $0.0001 per share (“Preference Shares”) issued and outstanding.

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

CONVENTIONS AND FREQUENTLY USED TERMS

Unless otherwise indicated or unless the context otherwise requires in this annual report on Form 20-F:

“Applications” means product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means applications that have been approved and confirmed by our commercial partners.

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

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands;

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

“Clicks” means total number of unique clicks by product vertical on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs.

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

“Leads” means the total number of instances in which prospective customers provide their contact information through the MoneyHero Group’s platforms in order to receive more information about a financial product.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	our ability to grow market share in our existing markets or any new markets we may enter;

●	our ability to execute our growth strategy, manage growth and maintain our corporate culture as we grow;

●	our ability to retain existing commercial partners or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners;

●	our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement;

●	our ability to continue to diversify and optimize our offerings, offer high-quality content and provide strong customer support;

●	the global economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	changes in the consumer card, lending and insurance markets;

●	changes in interest rates or rates of inflation;

●	ongoing geopolitical uncertainties and conflicts;

●	various risks inherent in operating and investing in Greater Southeast Asia;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	increased competition in our industry;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

v

●	our ability to protect information technology systems and platforms against security breaches (which includes physical and/or cybersecurity breaches either by external actors or rogue employees) or otherwise protect the confidential information or personally identifiable information of its users and business partners;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, pandemics, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	exchange rate fluctuations;

●	legal, regulatory and other proceedings;

●	changes in tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where we operate; and

●	our ability to maintain the listing of our securities on Nasdaq.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Founded in 2014 and dual-headquartered in Singapore and Hong Kong, MoneyHero Group, formerly known as the Hyphen Group or CompareAsia Group, is a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, operating in Singapore, Hong Kong, Taiwan and the Philippines with respective local market brands. With a portfolio of six well-known and trusted brands (MoneyHero, SingSaver, Money101, Moneymax, Seedly and Creatory), we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, wealth, insurance and other financial products, connecting the providers of these products with well- matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this prospectus, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2025, we had approximately 9.4 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan and the Philippines, and users who are registered in our rewards database in Singapore and Hong Kong. We also retain an equity stake in preference shares of the Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform.

As of December 31, 2025, we had over 300 commercial partner relationships, which are measured based on relationships with different business lines within a given financial institution. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. In 2025, we had over 1.6 million Applications for financial product purchases and over 0.7 million Approved Applications, compared to over 1.8 million Applications for financial product purchases and over 0.7 million Approved Applications in 2024. In addition, in 2025, we published over 150 articles per month on our blogs, and our platforms averaged over 3.1 million page views per month by our users. In the year ended December 31, 2025, we had approximately 5.1 million Monthly Unique Users, 63.7 million Traffic sessions, with 67% of our Traffic sessions and 68% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

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

We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, wealth, insurance and other financial products, whereby we charge the providers of these products on a revenue per click (“RPC”), revenue per lead (“RPL”), revenue per application (“RPA”) or revenue per approved application (“RPAA”) basis; (ii) insurance commission income through providing insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) events income from holding financial events and festivals. The following table sets forth a breakdown of our revenue by service offerings, both in absolute amounts and as a percentage of total revenue for the years presented:

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue from contracts with customers:
Internet leads generation and marketing service income	63,478	86.5	71,189	89.5	75,795	94.0
Insurance commission income	6,881	9.4	5,206	6.5	3,363	4.2
Marketing income	2,465	3.4	2,109	2.7	1,026	1.3
Events income	602	0.8	1,007	1.3	487	0.6
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

Loss for the year	(5,179)		(37,787)		(172,601)

The Group’s Internet leads generation and marketing service income and Insurance commission income are reported net of cash discounts and rebates. Cash discounts and rebates were US$12.3 million, US$4.8 million and US$10.2 million, and US$2.0 million. US$1.5 million and US$1.3 million for Internet leads generation and marketing service income and Insurance commission income in 2025, 2024 and 2023, respectively.

The following table presents a breakdown of our revenue by market, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Hong Kong	31,117	42.4	30,443	38.3	26,947	33.4
Singapore	30,934	42.1	30,890	38.9	32,070	39.8
Philippines	7,372	10.0	12,844	16.2	14,169	17.6
Taiwan	4,004	5.5	5,137	6.5	6,743	8.4
Malaysia(1)	-	-	197	0.2	738	0.9
Other Asia(1)	-	-	-	-	4	-
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

Note:

(1)	We ceased our operations in Thailand in 2022 and our consumer-facing operations in Malaysia in the third quarter of 2024 to strategically invest and consolidate our business to key markets with high growth potential.

The following table sets forth the geographic breakdown of our assets as of December 31, 2025:

As of December 31, 2025
%
Assets
Hong Kong	45.8
Singapore	36.1
Philippines	12.6
Taiwan	4.9
Other Asia	0.5
Malaysia	0.2
Total	100.0

Cash Flows through Our Organization

Cash is transferred within the MoneyHero Group mainly in the following manners:

●	Intercompany working capital loans;

●	Repayment of intercompany working capital loans;

●	Service fees and recharges in connection with various types of management, administrative, technical support and marketing services; and

●	Capital contributions into group companies that are engaged in insurance brokerage business.

The table below sets forth a breakdown of the amounts transferred, the parties and regions involved and the currencies in which the transfers were made during the period from January 1, 2023 to December 31, 2025.

Source of Funds	Nature of Transfer	Payor	Payee	Currency of Transfer	Amount (US$, in thousands)
Cayman Islands	Working Capital Loan	Moneyhero Limited (“MHL”)	CompareAsia Group Limited (“CAGL”)	USD	27,407
			CAG Regional Singapore Pte. Ltd (“CAGRSG”)	USD	2,000
			Singsaver Pte. Ltd.	USD	650
		CompareAsia Group Capital Limited (“CGCL”)	CAGL	USD	36,034
	Transfer of listing proceeds received on behalf	CGCL	MHL	USD	40,001
Singapore	Service Fee	Singsaver Pte. Ltd.	CAGRL	USD	653
			CAGRSG	USD	699
			Ekos Pte. Ltd.	SGD	2,225
			Seedly Pte. Ltd	SGD	307
		CAGRSG	CAGRL	USD	379
		Seedly Pte. Ltd.	Singsaver Pte. Ltd.	SGD	61
		Ekos Pte. Ltd.	Seedly Pte. Ltd.	SGD	305

			CAGRSG	SGD	133
			Singsaver Pte. Ltd.	SGD	39,697
			CAGL	USD	8
			CAGRL	USD	2
		Singsaver Insurance Brokers Pte. Ltd.	CAGL	USD	21
			CAGRSG	USD	665
				SGD	517
			Singsaver Pte. Ltd.	SGD	1,052
	Settlement of payment on behalf	Singsaver Pte. Ltd.	CAGL	USD	9,078
			CAGRSG	USD	760
				SGD	1,679
		Ekos Pte. Ltd.	CAGRSG	USD	20
		Singsaver Insurance Brokers Pte. Ltd.	CAGRSG	USD	140
	Capital Contribution	Singsaver Pte. Ltd.	Singsaver Insurance Brokers Pte. Ltd.	SGD	623
	Loan Repayment	CAGRSG	Ekos Pte. Ltd.	SGD	593
	Working Capital Loan	CAGL	CAGRL	USD	8,668
Hong Kong			CAGRSG		32,768
			Compargo Malaysia Sdn. Bhd.		1,420
			Ekos Limited		367
			MoneyHero Global Limited		1,789
			Seedly Pte. Ltd		434
			Singsaver Pte. Ltd.		6,833
			Certain historic subsidiaries		99
			CAGRL	HKD	1,407
			Ekos Limited		1,677
			MoneyHero Global Limited		1,272

	Loan Repayment	CAGRL	CAGL	USD	268
		MoneyHero Global Limited	CAGL	USD	3,179
				HKD	1,272
		CAGRL	CAGL	HKD	257
		CAGL	CGCL	USD	1,540
		Ekos Limited	MoneyHero Global Limited	HKD	15
	Service Fee	MoneyHero Global Limited	CAGL	USD	902
				HKD	898
			CAGRL	HKD	1,386
		MoneyHero Insurance Brokers Limited	CAGL	USD	4
				HKD	44
			CAGRL	USD	45
			CAGRSG	USD	14
			CAGRL	HKD	309
		MoneyHero Insurance Brokers Limited	MoneyHero Global Limited	HKD	2,229
		Ekos Limited	MoneyHero Global Limited	HKD	11
		CAGL	CAGRSG	USD	362
	Settlement of payment on behalf	MoneyHero Global Limited	CAGL	USD	4,693
			CAGRSG	USD	230
		CAGL	CAGRL	USD	256
		CAGRL	CAGL	HKD	348
	Capital Contribution	MoneyHero Global Limited	MoneyHero Insurance Brokers Limited	HKD	257
Philippines	Working Capital Loan	MoneyGuru Philippines Corporation	CompareAsia Group ROHQ Philippines	PHP	261
	Loan Repayment	MoneyGuru Philippines Corporation	CAGL	USD	3,179
	Service Fee	MoneyGuru Philippines Corporation	CAGL	USD	2,728
			CAGRL		1,282
			CAGRSG		2,806
		MoneyHero Insurance Brokerage, Inc.	MoneyGuru Philippines Corporation	PHP	205
			CAGL	USD	15
			CAGRL	USD	238
			CAGRSG	USD	170
	Capital Contribution	MoneyGuru Philippines Corporation	MoneyHero Insurance Brokerage, Inc.	PHP	1,215

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

We maintain a Finance and Accounting Manual, which sets forth certain rules and procedures relating to cash management. All the group companies are required to perform monthly bank reconciliation. The Group Finance Director prepares a group-level cash position report on a monthly basis for the group’s Chief Financial Officer to review, with a summary of the balances of bank accounts in each of our four markets, analysis on the fluctuations for the month, information about conversion of trade receivables to cash, explanation on the sources and uses of cash and other information required to forecast, schedule and allocate cash. In addition, for purposes of working capital budgeting, local financial managers are required to send a monthly cashflow forecast of their respective region for the Group Finance Director and Chief Financial Officer to review, and variances from previous forecasts are also analyzed as part of this process. Local entities that need funds for operations are required to submit cash requests to the Group Finance Director and Chief Financial Officer for assessment and approval. Repayments of working capital loans and regional recharges are initiated at the group level, taking into account factors such as the funding needs of the entities and foreign exchange exposure, and require approval from the Chief Financial Officer.

A. Selected Financial Data

The following tables present our selected consolidated financial information. The selected consolidated statements of loss and other comprehensive (loss)/income data and cash flow data for the three years ended December 31, 2025, 2024 and 2023 and the consolidated statements of financial position data as of December 31, 2025 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

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

Consolidated Statements of Loss and Other Comprehensive (Loss)/Income

	For the Year Ended December 31,
	2025	2024	2023
	(US$ in thousands, except for loss per share)
Revenue	73,426	79,511	80,671
Costs and expenses	(79,423)	(119,702)	(110,698)
Operating loss	(5,997)	(40,192)	(30,026)
Other income/(expenses)	858	2,513	(142,511)
Loss before income tax	(5,139)	(37,678)	(172,538)
Income tax expense	(40)	(109)	(63)
Loss for the year	(5,179)	(37,787)	(172,601)
Other comprehensive (loss)/income, net of tax	(4,926)	3,750	(850)
Total comprehensive loss, net of tax	(10,105)	(34,037)	(173,451)
Basic and diluted loss per share	(0.1)	(0.9)	(17.9)

Consolidated Statements of Financial Position

	As of December 31,
	2025	2024
	(US$ in thousands)
Assets
Current assets	74,311	78,282
Non-current assets	2,334	2,601
Total assets	76,645	80,883
Liabilities
Current liabilities	36,814	32,147
Non-current liabilities	420	509
Total liabilities	37,235	32,656
Net assets	39,411	48,227
Shareholders’ equity
Total shareholders’ equity	39,411	48,227

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2025	2024	2023
	(US$ in thousands)
Net cash flows used in operating activities	(10,249)	(24,888)	(17,043)
Net cash flows used in investing activities	(258)	(257)	(1,342)
Net cash flows (used in)/from financing activities	(725)	(722)	63,062
Net (decrease)/increase in cash and cash equivalents	(11,232)	(25,867)	44,677
Cash and cash equivalents at the beginning of the year	42,522	68,641	24,078
Effect of foreign exchange rate changes, net	(105)	(253)	(113)
Cash and cash equivalents at the end of the year	31,185	42,522	68,641

Non-IFRS Financial Measures

	For the Year Ended December 31,
	2025	2024	2023
	(US$ in thousands)
Loss for the year	(5,179)	(37,787)	(172,601)

Income tax expense	40	109	63
Depreciation and amortization	1,013	4,043	7,165
Interest income	(582)	(1,478)	(873)
Finance costs	54	25	19,028

EBITDA	(4,654)	(35,088)	(147,217)

Non-cash items:
Changes in fair value of financial instruments	(263)	(447)	57,333
Written off/impairment of intangible assets	1,193	4,541	3,106
Impairment of other assets	316	—	—
Equity-settled share-based payment arising from employee share incentive scheme	1,289	3,179	6,629
Unrealized foreign exchange (gain)/loss, net	(4,801)	4,197	(895)

Listing and other non-recurring strategic exercises related items:
Share-based payment on listing(1)	—	—	67,027
Equity settled share-based payment arising from professional services in relation to listing	—	—	500
Transaction expenses(2)	—	29	6,643
Gain on disposal of assets in Malaysian operations	—	(600)	—
Other non-recurring costs related to strategic exercises	—	61	1

Other non-recurring items:
Other long-term employee benefits expense	—	—	110
Non-recurring legal and professional fees and other expenses(3)	567	462	—
Adjusted EBITDA(4)	(6,353)	(23,666)	(6,763)

Note:

(1)	Share-based payment on listing represents a non-cash IFRS 2 charge recognized in 2023 upon the consummation of the capital reorganization. This amount reflects the excess of the fair value of the Company’s shares issued to acquire Bridgetown over the fair value of the identifiable net assets acquired, representing compensation for the service of a stock exchange listing for its shares. This is a non-recurring item.

(2)	Transaction expenses represent professional services fees of US$6.6 million incurred in 2023 to facilitate the listing on NASDAQ via the capital reorganization. These were recognized as administrative and other operating expenses in profit or loss.

(3)	Non-recurring legal and professional fees and other expenses represent one-off costs associated with specific corporate initiatives, strategic projects, and non-routine legal matters that do not reflect the Company’s ongoing core operating costs.

(4)	In addition to our results determined in accordance with IFRS, we believe that the above non-IFRS measures are useful in evaluating our operating performance. We use these measures, to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS information may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year plus income tax expense, depreciation and amortization, interest income, finance costs, changes in fair value of financial instruments, written off/impairment of intangible assets, impairment of other assets, equity-settled share-based payment expenses, unrealized foreign exchange (gain)/loss, share-based payment on listing, transaction expenses, gain on disposal of assets in Malaysian operations, other non-recurring costs related to strategic exercises, other long-term employee benefits expense and non-recurring legal and professional fees and other expenses.

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

Risks Related to Our Business and Industry

●	Our historical revenue growth and financial performance may not be indicative of our future performance;

●	We have a history of losses, and we may not achieve or maintain profitability in the future;

●	Economic conditions, including changes in the consumer card, lending and insurance markets, and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition and results of operations;

●	Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment;

●	If we fail to retain existing commercial partners, especially commercial partners from which we generate a substantial portion of our revenue, or attract new commercial partners, or maintain favorable fee arrangements with our commercial partners, our business, financial condition and results of operations could be materially and adversely affected;

●	Our business relies heavily on our ability to cost-effectively attract new, and retain existing, users and maintain and enhance user engagement;

●	Our business is highly dependent on our ability to offer high-quality content that meets our users’ preferences and demands;

●	We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time;

●	Our success depends on our ability to keep pace with technological developments and respond to disruptive technologies; any failure to do so could cause us to lose our competitive advantage and adversely affect our business operations;

●	We rely on the data provided by our users and third parties to operate our business and enhance our products and services, and failure to maintain and grow the use of such data may adversely affect our business, financial condition and results of operations;

●	Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations;

●	Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition and results of operations;

●	We may be subject to complaints, litigation, arbitration proceedings and regulatory investigations and inquiries from time to time; and

●	We may fail to obtain, maintain or renew the requisite licenses and approvals.

Risks Related to Doing Business in Singapore

●	Our business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore, and by the general state of the Singapore economy.

Risks Related to Doing Business in Hong Kong

●	Potential political and economic instability in Hong Kong may adversely impact our results of operations;

●	The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us;

●	The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, Mainland China must conduct their business activities. Because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors;

●	Our Hong Kong subsidiaries may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

●	We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

●	The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business;

●	If we are identified by the SEC as a Commission-Identified Issuer for two consecutive years due to the PCAOB’s inability to inspect our auditors, our securities will likely be delisted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections;

●	There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in Hong Kong based on United States or other foreign laws against our directors, officers and members of senior management who are located in Hong Kong;

●	We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations; and

●	Increases in labor costs may adversely affect our business and results of operations.

Risks Related to Our Securities

●	Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Class A Ordinary Shares and/or Public Warrants;

●	The market price and trading volume of our securities may be volatile and could decline significantly in the future, which could subject us to securities class action litigation;

●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly;

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities and make it difficult for holders to sell the securities;

●	Future resales of a large number of our Class A Ordinary Shares or Warrants may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well;

●	Certain of our shareholders may have substantial influence over us, and their interests may not be aligned with the interests of our other shareholders;

●	We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifies for, and could elect to rely on, exemptions from certain corporate governance requirements; and

●	Our issuance of additional share capital in connection with acquisitions, investments, financings, its equity incentive plans, the exercise of Warrants or otherwise will dilute all other shareholders and could cause the market price of our securities to decline.

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

We have a history of losses, including losses of US$5.2 million, US$37.8 million and US$172.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. We expect to continue to make investments in developing and expanding our business, including, but not limited to, technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. Our growth efforts may result in significant costs and expenses before generating any incremental revenue from acquisitions or investments. Moreover, we may experience more expenses than we anticipate or fail to generate enough revenue to offset costs, leading to increased losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including, but not limited to:

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

These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business and results of operations will be adversely impacted, and we may not achieve or maintain profitability in the future.

Economic conditions, including changes in the consumer card, lending and insurance markets, and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition and results of operations.

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

The current global economic slowdown, adverse changes in the consumer card, lending and insurance markets and the possibility of continued turbulence or uncertainty in global financial markets and economies have had, continue to have, and may increasingly have a negative impact on our users and commercial partners, the demand for, and supply of, the financial products on our platforms, our ability to generate revenue from our commercial partners and grow our business, and our access to and the availability of financing on acceptable terms. For example, while rising inflation could cause consumers to seek increased credit both in the form of credit cards and personal loans, our commercial partners may tighten their underwriting standards as they see higher rates of default from consumers, which could result in decreased supply of credit card or personal loan products on our platforms and lower approval rates. Inflationary pressures could have an adverse impact on our costs, margins and profitability in the future. Additionally, the markets in which we operate are generally energy importers, and general economic conditions in these markets are highly exposed to global oil price fluctuations, for example in March 2026 the Philippines declared a state of national emergency as a result of the war in Iran and supply disruptions in the Strait of Hormuz. Factors such as increased interest rates, economic uncertainties, geopolitical instability, commodity prices, armed conflicts and wars, recessionary conditions, increased unemployment or stagnant or declining wages also can cause consumers to become more cautious in their borrowing behavior, seek alternative financing options or postpone borrowing decisions altogether. While we closely monitor market conditions and have adopted vertical diversification strategies, there is no guarantee that our efforts will be successful in countering the potential negative impacts of macroeconomic risks on our business. Furthermore, macroeconomic conditions could adversely affect the financial strengths of our commercial partners, causing them to cease participating, or participating less, on our platform, tighten underwriting standards, become less willing or able to issue credit, reduce approval rates, implement cost-reduction initiatives that reduce or eliminate their marketing budgets available to our platforms, requiring them to drop the quality of their products and services, or rendering them unable to pay us fees on time, or at all. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, our business, financial condition and results of operations could be materially and adversely affected.

Our operations could also be disrupted by geopolitical risks, including those arising from geopolitical conditions, political and social instability, acts of war or other similar events, which may negatively impact economic growth, cause uncertainty and volatility in the financial markets, and adversely affect our business, financial condition and results of operations. For example, in February 2022, Russia initiated significant military actions against Ukraine, the conflict in Gaza and the broader Middle East including the heightened tensions between Israel, the U.S. and Iran which has escalated significantly in recent times and tensions in the Asia-Pacific region remain elevated. In response, the U.S. and certain other countries imposed sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business and financial organizations and the U.S. and its allies have maintained and expanded extensive sanctions regimes targeting Iran. Further sanctions and trade restrictions may be imposed in connection with the other ongoing or future conflicts. It is not possible to predict the broader consequences of the conflict, its future development, the extent of further sanctions, and their impact on our business operations and our ability to raise capital. These and any adverse changes or instabilities in the geopolitical environment could increase our costs and our exposure to legal and business risks and disrupt the operations of our company, our content and channel partners and our commercial partners.

Our operations are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment.

We are dual-headquartered in Singapore and Hong Kong and have operations in four Greater Southeast Asia markets. In 2025, approximately 42.1%, 42.4%, 5.5% and 10.0% of our total revenue was generated from Singapore, Hong Kong, Taiwan and the Philippines, respectively. In 2024, approximately 38.9%, 38.3%, 6.5%, 16.2% and 0.2% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively. We ceased our customer-facing operations in Malaysia in the third quarter of 2024. In 2023, approximately 39.8%, 33.4%, 8.4%, 17.6% and 0.9% of our total revenue was generated from Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, respectively.

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

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As of December 31, 2025, we had over 300 commercial partner relationships.

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

In addition, as the financial services industry in Asia is relatively concentrated, our revenue is heavily reliant on a small number of key commercial partners. For example, various entities affiliated with or acting on behalf of HSBC Holdings plc and Citibank, N.A. across our key markets together contributed to approximately 34% of our revenue in 2025. The services we provide to these entities are governed by master services agreements, with a term of one to three years, and various work orders and marketing agreements covering a variety of financial products. The work orders and marketing agreements set out the specific commercial terms and have varying terms of duration. The termination of the master services agreements will not result in the termination of any specific work order or marketing arrangement. The concentrated nature of the industry increases our dependency on these key partners and exposes us to risks associated with the loss of business, unfavorable renegotiation of contractual terms and the emergence of new competitors. If we are unable to manage the risks associated with our dependence on a small number of key commercial partners or adapt to changes in the market environment, if our relationships with any of these key commercial partners were to be terminated, or if our level of business with them were to decrease significantly, our business, financial condition and results of operations could be materially and adversely affected.

Our success-based fee model is subject to risks that could have a material adverse effect on our business, financial condition and results of operations.

We generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. For our internet leads generation and marketing service income, which accounted for approximately 86.4%, 89.5% and 94.0% of our total revenue in 2025, 2024 and 2023, respectively, we charge our commercial partners on an RPC, RPL, RPA or RPAA basis. In 2025, 2024 and 2023, 84%, 87% and 90% of our revenue was realized based on Approved Applications, respectively, with the remaining portion realized primarily based on Clicks, Leads, Applications and marketing income through providing marketing services. Our internet leads generation and marketing service income is tied to Click, Leads, Application or Approved Application, as applicable, and there is no duplication among the pricing models. Our pricing model is product-based, and our arrangements with some of our commercial partners involve more than one pricing model. The success-based nature of our fee structures creates business risks as we incur marketing and other costs involved in generating revenue upfront but will only receive fees from our commercial partners when such efforts and costs successfully result in Clicks, Leads, Applications and Approved Applications. In 2025, 2024 and 2023, over 80% of our revenue was realized based on Approved Applications. As such, fluctuations in approval rates for Applications, which may be influenced by factors such as economic conditions, consumer creditworthiness and competition from other financial services providers, could create significant risks to our ability to generate revenue and earn profit. Our dependency on success-based outcomes requires us to continuously invest in marketing and promotional activities to attract users to our platforms, while also maintaining strong relationships with our commercial partners. Any adverse change in the availability and competitiveness of the financial products on our platforms, the willingness of our commercial partners to approve applications for financial products, our fee arrangements with our commercial partners, or our ability to attract new users, retain existing users and increase user engagement level could have a material and adverse impact on our business, financial condition and results of operations.

Trends in the credit card industry and impact of the general economy on the credit card industry could harm our business, financial condition and results of operations.

The credit card market is an important part of our business. In 2025, 2024 and 2023, over 59% of our revenue was derived from credit card products. Our participation in the credit card market is subject to particular risks, each of which could negatively affect our business, financial condition and results of operations:

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

We hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines. In 2025, 2024 and 2023, we had insurance commission income of US$6.9 million, US$5.2 million and US$3.4 million, respectively, representing approximately 9.4%, 6.5% and 4.2% of our total revenue, respectively. Commission fee rates and premiums can change based on various factors over which we do not have control, such as the prevailing economic, regulatory, taxation and competitive factors, as well as consumer demand for insurance products and the growing availability of alternative methods for consumers to meet their risk-protection needs. Any decrease in commission fee rates or premiums may have an adverse effect on our financial condition and results of operations.

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

Our financial performance heavily depends on our ability to refer our users to our commercial partners and facilitate transactions between our users and commercial partners. Our ability to attract new, and retain existing, users and maintain and increase levels of user engagement depends on various factors, including, but not limited to:

●	changes in market conditions and the political and regulatory environment;

●	fluctuations in the demand for, and supply of, the financial products on our platforms;

●	our ability to identify the evolving needs of our users and adapt our platforms and product offerings to cater to such needs in a timely and effective manner;

●	the strength and influence of our brands;

●	our commercial partners’ ability to offer products and services that meet user demands and to ensure the relevance and attractiveness of their products in response to new and refined financial products available in the market.

●	our ability to offer high-quality content, access to competitive products, personalized user experience and satisfactory customer services;

●	our ability to further diversify our product and service offerings;

●	the effectiveness of our marketing and promotional activities;

●	our ability to continuously invest in research and development, adapt to technological advancements and emerging trends in customer touchpoints, data management and digital marketing, and stay at the forefront of industry innovation;

●	our ability to successfully navigate the competitive landscape by staying ahead of new entrants and the evolving strategies of existing competitors; and

●	our ability to address user concerns regarding the privacy and security of our platforms.

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

The growing integration of AI features into search engines presents additional risks to our ability to generate traffic through traditional search channels. Search engines have increasingly introduced AI-generated summaries and other AI-powered features that surface answers directly within search results pages, reducing the need for users to click through to third party websites. As these AI-generated responses become more prominent and comprehensive, users may obtain information previously available only through our platforms directly from search results pages, materially reducing the volume of traffic directed to our websites and adversely affecting our ability to cost-effectively acquire users. This structural shift in search behavior could reduce the effectiveness of our existing SEO and SEM investments and may require us to incur significant additional costs and resources to adapt our user acquisition strategies. Further, the increasing adoption by consumers of AI-powered chatbots, agentic AI and virtual assistants, including large language model-based tools, as substitutes for traditional internet search engines represents an emerging and potentially significant risk to our top-of-funnel traffic. Users who previously would have conducted internet searches to discover our services may instead rely on AI tools that generate direct responses without referring users to our platforms. Unlike traditional search engines, AI tools may not direct users to our websites at all, may direct customers directly to end-providers, or may recommend our services less frequently or less prominently than traditional search results historically have. As AI tools’ usage continues to grow and evolve, this shift in user behavior could significantly reduce the volume of new users discovering our services through search-based channels. We may not be able to effectively replicate our current search-based user acquisition model through alternative channels and any failure to adapt to these changing user behaviors and technological trends could adversely affect our ability to maintain or grow our user base and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain or improve our search engine visibility, or if we experience a decline in our search result rankings due to algorithm changes, the proliferation of AI-generated search features, shifts in user behavior toward AI-powered tools, or other factors, our ability to cost-effectively attract and retain users may be compromised.

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

In response to the constant innovation in the financial services industry, evolving customer preferences and ongoing emergence of new digital channels and solutions, we expect to increase our investments in new product offerings and technologies in the future. However, these efforts are inherently risky, and there is no guarantee that we will realize any anticipated benefits from them. Despite the potential for growth and increased market share, the introduction of new products and technologies exposes us to several risks, including, but not limited to:

●	the possibility that these new products or services may not gain market acceptance or be commercially viable;

●	the risk of investing significant financial and human resources in the development and implementation of new technologies without generating adequate returns;

●	the challenge of overcoming any potential political or regulatory hurdles and adapting to changes in legal frameworks;

●	the need to differentiate our offerings from those of our competitors; and

●	the uncertainty associated with the effectiveness of our marketing and sales strategies in promoting new products or services.

We have less experience operating in some of the fields into which we have introduced new products.

As we continue to introduce new types of insurance products into our product portfolio, our lack of experience could adversely affect our ability to successfully navigate the complexities of these new sectors. Entering into new fields involves unique challenges, including understanding industry-specific regulations, establishing relationships with new commercial partners, developing expertise in product offerings and user preferences and navigating new regulatory landscapes. Our ability to successfully expand into these areas will depend on our capacity to acquire the necessary knowledge and skills, as well as to adapt our business model and strategies accordingly. To mitigate these risks, we may need to invest in training our existing workforce, hiring new employees with relevant experience, and potentially acquiring or collaborating with other companies that possess the required expertise. However, these efforts may be time-consuming or resource intensive and may not guarantee success. If we are unable to effectively manage our expansion into newer fields, our business, financial condition and results of operations could be materially and adversely affected.

We rely on the data provided by our users and third parties to operate our business and enhance our products and services, and failure to maintain and grow the use of such data may adversely affect our business, financial condition and results of operations.

As an online financial services aggregator, we rely on the data provided by our users and third parties, such as Google, to operate our business, provide our services and enhance our offerings. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from third-party financial institutions, credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners. For the credit report feature available on the MoneyHero Credit Hero Club (“CreditHero”) in partnership with TransUnion Limited (“TransUnion”), we offer registered users access to credit reports provided by TransUnion through CreditHero free of charge.

However, users may provide inaccurate or incomplete information or may choose not to share certain data with us due to privacy concerns, and third-party sources may also face challenges in ensuring the accuracy and completeness of their data. For example, we do not verify the information obtained from TransUnion, and the credit scores we provide to users of CreditHero may not reflect their actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. Moreover, changes in laws and regulations governing data protection and privacy may restrict our ability to collect, use and share such data, or may impose additional compliance burdens that increase our operating costs and subject us to fines and penalties if we or our business partners mishandle such data. For more details on applicable regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Regulations.” For more details on related risks, see “—Risks Related to Doing Business in Hong Kong—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” If we are unable to effectively manage the risks associated with maintaining and growing the use of user and third-party data, our ability to provide high-quality products and services, attract and retain users and commercial partners, and maintain our competitive position may be materially and adversely affected.

Our (and the third parties we work with) actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations.

The protection of data is crucial to maintaining user trust and the confidence of our users and commercial partners. As an online financial services aggregator and a licensed insurance broker/registered agent in certain jurisdictions, we collect and manage significant amounts of personally identifiable information from our users and third parties, such as user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products and feedback on user experiences, as well as sensitive data from our commercial partners, and are subject to numerous legal requirements, contractual obligations and industry standards concerning security, data protection, and privacy. For more details on related risks and relevant laws and regulations, see “––Risks Related to Doing Business in Hong Kong—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Hong Kong—Regulations on Data Protection,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Singapore—Regulations on Data Protection,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the Philippines—Regulations on Data Protection,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the Philippines—Regulations on Cybersecurity,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Taiwan—Regulations on Data Protection and Information Security,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Malaysia—Regulations on Data Protection.” Failure to adequately safeguard this information, whether due to data breach, cyber-attack, employee negligence or other factors, or to comply with the applicable legal and regulatory requirements, contractual obligations or industry standards could result in negative consequences for our business, including reputational damage, loss of users and commercial partners, regulatory penalties and potential legal liabilities. In particular, failure to comply with the specific requirements for ISO 27001 certification, an internationally recognized standard for information security management systems that requires organizations to implement a comprehensive set of security controls and establish an ongoing process to maintain and improve their information security posture, may hinder our ability to compete effectively in the marketplace, as our commercial partners often view this certification as a key differentiator when selecting service providers.

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

We, our subsidiaries, and the third parties we work with, may be subject to a variety of laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations regarding cybersecurity and data protection, and our (or the third parties we work with) actual or perceived failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

As an online financial services aggregator, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. In addition, we rely on the data provided by our users and third parties, such as Google, to operate our business, provide our services and enhance our offerings. Examples of relevant types of data include, but are not limited to, user demographics, financial profiles, transaction data, search and browsing behavior, preferences for financial products, feedback on user experiences, and data from credit reporting agencies and industry research. Maintaining the quality, accuracy and comprehensiveness of this data is crucial for our ability to provide valuable services to our users and commercial partners. For the credit report feature available on CreditHero in partnership with TransUnion, we offer registered users access to credit reports provided by TransUnion through CreditHero free of charge.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and may enact certain data localization requirements, for example, The U.S Department of Justice’s final rule on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government - Related Data by Countries of Concern, which became effective in April 2025, imposes restriction on certain data transactions involving countries of concern, including China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba and Venezuela and other covered persons. Violations of the rule could lead to significant civil and criminal penalties.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR and the UK Data (Use and Access) Act 2025 (“UK GDPR”) (collectively, “GDPR”), Singapore’s PDPA, Philippines Data Privacy Act, Taiwan’s Personal Data Protection Act (as amended), and China’s Personal Information Protection Law and China’s Network Data Security Management Regulations 2025 (collectively, “PIPL”) impose strict requirements for processing personal data. We have customers in Asia and are subject to data privacy regimes in Asia, including Singapore’s PDPA. For example, Singapore’s PDPA imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to 10% of the organization’s annual turnover in Singapore for organizations with an annual turnover in Singapore exceeding S$10 million.

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

We use AI, including generative AI, and machine learning (“ML”) technologies in our products and services (collectively, “AI/ML” technologies). The development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted, or are considering laws governing AI/ML, including generative artificial intelligence and foundation models. The EU’s AI Act entered into force in August 2024 and is being phased in progressively through 2026, imposing obligations on providers and deployers of AI systems based on their assessed risk level, including requirements relating to transparency, human oversight, and prohibitions on certain AI applications. General purpose AI model obligations under the EU AI Act have applied since August 2025. We expect other jurisdictions will adopt similar laws. In the United States, while the federal government has adopted a deregulatory posture on AI at the federal level, an increasing number of U.S. states have enacted or are considering AI-specific legislation. For example, Colorado enacted the Colorado AI Act in 2024 and California has enacted multiple laws regulating AI-generated content and automated decision making. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. In addition, China has enacted regulations specifically governing generative AI services and deep synthesis technology, which imposes obligations on providers of AI-generated content in China. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the U.S. Federal Trade Commission has previously required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. Regulatory scrutiny of AI practices by government agencies globally continues to evolve. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

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

Our success depends on our ability to keep pace with technological developments and respond to disruptive technologies; any failure to do so could cause us to lose our competitive advantage and adversely affect our business operations.

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

Our success is also subject to the risk of future disruptive technologies, such as artificial intelligence (“AI”) and machine learning (“ML”). The failure to develop enhancements to our applications for, or that incorporate, technologies such as AI and ML may impact our ability to increase the efficiency of and reduce costs associated with our clients’ operations. Given the fast pace with which such new technologies have been and will continue to be developed, we may not be able to upgrade our technologies in a timely, efficient and cost-effective manner, or at all. For example, if new technologies emerge that are able to deliver similar or superior solutions at lower prices, more efficiently or more conveniently or if more consumers utilize AI and AI-related technology to learn about, find or compare financial products, such technologies could adversely affect our ability to compete. In addition, new developments in technologies such as AI and ML could render our products and services obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products and services. As a result, our business, results of operations and financial condition would be materially and adversely affected.

Pandemics, epidemics or public health threats may adversely affect our business, financial condition and results of operations.

Pandemics, epidemics, or other public health threats, and the measures taken by governments and other authorities to contain or mitigate their spread, could have significant negative effects on the global economy, employment levels, employee productivity, consumer behavior and certain aspects of the financial markets. Such events could disrupt our operations, reduce demand for our products and services, adversely affect the creditworthiness of our users and weaken the financial strength of our commercial partners, thereby adversely impacting our profitability, access to credit and ability to operate our business.

Measures implemented by government authorities in response to public health threats – including travel restrictions, quarantine requirements, business closures and other containment measures are often introduced unpredictably and at short notice and may remain in effect for extended and uncertain periods. Such measures could disrupt our workforce, impair our ability to serve our customers, interrupt our supply chain and third-party service providers, and reduce overall economic activity in the markets in which we operate. The nature, severity, and duration of any such measures are inherently difficult to predict and may vary significantly across the jurisdiction in which we conduct business. Our access to and the availability to financing on acceptable terms, may also be adversely affected by the economic disruption caused by pandemics, epidemics or other public health threats. If any such event were to occur, or if the effects of such an event were to be prolonged or more severe than anticipated, it could have a material adverse effect on our business, financial condition, and results of operations.

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

Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our market position and competitiveness, especially in Greater Southeast Asia;

●	our future profitability, overall financial condition, operating results and cash flows;

●	the general market conditions for financing activities; and

●	the macroeconomic, political and other conditions in Greater Southeast Asia and elsewhere.

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

We track certain operational metrics, such as Monthly Unique Users, Traffic, MoneyHero Group Members, Clicks, Applications and Approved Applications, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and the tools we use to track these metrics are subject to a number of limitations. If these internal systems or tools undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. Changes in the algorithms of the tools we use to track these metrics, such as Google Analytics, could also lead to inaccuracies and cause our operating results from different periods to be less comparable. For example, historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024. Additionally, there are inherent challenges in measuring how our platforms are used. For example, the number of Monthly Unique Users on our platforms is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of Monthly Unique Users.

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

We operate across various markets in Greater Southeast Asia. Our financial statements are presented in U.S. dollars, while a significant portion of our revenue, expenses and cash deposits is denominated in the local currencies of the markets in which we operate. As a result, changes in the value of these local currencies relative to the U.S. dollar could have a material impact on our financial results. Fluctuations in foreign currency exchange rates, which are affected by factors beyond our control, such as changes in economic and political conditions, wars and other conflicts, monetary policies and global market trends, can be volatile and could result in increased operating costs, reduced revenue and lower profitability. While we may engage in foreign currency hedging activities in an attempt to mitigate the risk associated with currency fluctuations, there can be no assurance that these hedging activities will be effective in protecting us against adverse currency movements. To the extent that we are unable to manage or mitigate the risks associated with currency fluctuations, our business, financial condition and results of operations could be adversely affected.

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

We rely heavily on the availability and performance of our platforms and systems and those of third parties with whom we work to service our users and commercial partners. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Our platforms and systems (and those of the third parties with whom we work) are susceptible to failures, interruptions and security breaches and may have defects, errors or vulnerabilities, which could adversely affect our business, financial condition and results of operations. Such risks include, but are not limited to:

●	technical malfunctions, power outages, hardware or software failures, defects, errors or vulnerabilities in our systems or those of our third-party partners and human errors that could disrupt the availability or functionality of our platforms, leading to decreased user satisfaction and potential loss of users and commercial partners;

●	security breaches, cyber-attacks or unauthorized access to our systems or those of the third parties with whom we work—including but not limited to those caused by social-engineering attacks (including through deep fakes, which are increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats could compromise the security, confidentiality or availability of our platforms or the loss or compromise of user data or other confidential information, resulting in reputational damage, legal liability and loss of trust among users and commercial partners;

●	increased costs and resources associated with monitoring, mitigating, identifying, addressing and resolving any defects, cyber-attacks, errors or vulnerabilities in our systems or those of the third parties with whom we work;

●	increased costs and difficulty associated with maintaining, upgrading and enhancing our platforms and systems to minimize the risks of failures, interruptions and security breaches and to comply with evolving legal and regulatory requirements;

●	the potential for third parties to gather, collect, or infer sensitive information about us—whether from public sources, data brokers, or other means—that reveals competitively sensitive details about our organization or a prolonged system failure or interruption, which could lead to loss of revenue, increased operating expenses or negative publicity; and

●	the potential for legal and contractual liability, regulatory penalties or negative publicity resulting from system failures, defects, errors or vulnerabilities, which could harm our reputation and business.

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

As of the date of this annual report, we had 59 registered trademarks, of which 17 are registered in Hong Kong, 16 are registered in Singapore, 12 are registered in Taiwan and the rest are registered in the Philippines and Malaysia, 245 registered domain names, and 1 pending trademark. In terms of revenue contribution, our most material intellectual property and proprietary rights are held in Singapore and Hong Kong. Our registered trademarks will expire between July 2027 and March 2036. These trademarks generally can be renewed before their respective expiration date following the submission of the requisite renewal application and/or renewal fee. However, there is no guarantee that all of these registered trademarks can be renewed. Failure to renew, register or otherwise protect our trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition and results of operations. Our registered domain names are renewed automatically upon expiration.

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

Any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any unforeseen political conflicts, such as terrorist attacks, military actions and other political instability or catastrophic events in the jurisdictions in which we operate could adversely affect our operations, the overall economy and investor sentiment with respect to personal finance products. The ongoing armed conflicts, including the wars in Ukraine and the Middle East, have demonstrated how geopolitical instability can rapidly disrupt global supply chains, financial markets and broader economic conditions, and any escalation of or expansion in such conflicts, or the emergence of new conflicts, could further adversely impact our business and the markets in which we operate. The impact of these disruptions could adversely affect our business, financial condition and results of operations.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow significantly. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after the aforementioned events and successfully execute on those plans, our business, financial condition and results of operations could be harmed.

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

Furthermore, the laws and regulations governing our business operations are subject to frequent changes and varying interpretations by regulatory authorities, and such changes may include more stringent licensing requirements, increased regulatory scrutiny, additional reporting obligations, or the imposition of new taxes or fees. These changes could increase our compliance costs, restrict our ability to place certain products or services on our platforms, require us to make significant changes to our business practices or limit our ability to enter new markets or expand our operations, which could adversely impact our competitive position and our ability to attract and retain users and commercial partners. Such regulatory uncertainty could negatively affect our ability to plan and execute our business strategies effectively and may also affect the perceptions and decisions of our users and commercial partners, leading to reduced demand for our services or increased competition from other providers who may be subject to different regulatory requirements. Moreover, periods of geopolitical instability, including armed conflicts and politically volatile environments that have arisen in recent times, may further exacerbate such regulatory uncertainty, as governments may introduce emergency measures, impose economic sanctions, restrict cross-border transactions or enact other regulatory changes with limited notice, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Based on our assessment of our business operations as of the date of this annual report and opinions from local counsel, we believe that our operations in each of the markets we operate in are not subject to foreign ownership restrictions. For a detailed description on the relevant foreign ownership laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations.” However, government authorities have significant discretion in interpreting and implementing these laws and regulations, and there can be no assurance that the relevant authorities would take the same position as we do. In addition, the foreign ownership laws and regulations in each of our markets and their interpretations may be modified by the relevant authorities in the future, which could adversely affect our ability to comply with applicable foreign ownership requirements. Geopolitical instability, including armed conflicts and heightened regional tensions that have emerged in recent times, may further prompt governments to introduce or tighten foreign ownership restrictions, particularly in sectors deemed strategically significant such as financial services, or to adopt a more restrictive approach to interpreting existing requirements. If our foreign ownership arrangements in any of our markets are successfully challenged or if changes in laws, regulations or their interpretations render our arrangements invalid, we may face a range of consequences, including civil and criminal penalties against our subsidiaries and their shareholders, monetary penalties and restrictions or suspension on operations, and we may be required to reorganize our ownership arrangements in these markets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Changes in, or failure to comply with, competition laws or regulations could adversely affect us.

We are subject to competition laws in each of the markets we operate in. In recent years, antitrust regulators in Southeast Asia have taken greater interest in potential antitrust abuses and are reviewing their frameworks and policies for dealing with digital markets. For example, the Competition and Consumer Commission of Singapore has revised its competition guidelines, effective from February 1, 2022, for greater clarity and guidance on issues and conduct that may be relevant in the digital era. Similarly, the Philippines Competition Commission has increased its scrutiny of competition in digital markets and financial services, including through market studies, updated enforcement guidelines and investigations into potential anti-competitive conduct by digital platform operators. More broadly, regulatory developments in other jurisdictions, such as the European Union’s Digital Markets Act, which came into force in 2023 and imposes ex ante obligations on designated “gatekeepers”, may influence the approach taken by regulators in our markets and contribute to a more stringent and evolving competition law landscape across Southeast Asia. While we have not been subject to any regulatory authority’s inquiries or investigations in connection with compliance with the applicable competition laws and regulations, our market position subjects us to heightened scrutiny from the relevant government authorities. We could be subject to fines or penalties, lose credibility with regulators, be subject to other administrative sanctions or otherwise incur expenses and diversion of management attention or other resources if any regulators choose to investigate us or find that we have not made required notifications or filings in connection with the Business Combination.

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

We conduct business in Singapore through the following subsidiaries: (i) SingSaver Pte. Ltd., which operates the online financial comparison platform SingSaver; (ii) Seedly Pte. Ltd., which operates the personal finance community platform Seedly; (iii) SingSaver Insurance Brokers Pte. Ltd., a registered insurance broker; (iv) eKos Pte. Ltd., a SaaS provider connecting financial institutions with their digital partners and affiliates; and (v) CAGRSG, which provides management and technology support services to group companies. In 2025, 2024 and 2023, Singapore was one of our significant markets, contributing to approximately 42.1%, 38.9% and 39.8% of our total revenue, respectively. Accordingly, any adverse change in the political, economic and legal environments in Singapore, or in the general state of the Singapore economy, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in Hong Kong

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides regional operational support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. In 2025, 2024 and 2023, Hong Kong was one of our significant markets, approximately 42.4%, 38.3% and 33.4% of our total revenue was derived from Hong Kong, respectively. As of December 31, 2025, approximately 45.8% of our assets were located in Hong Kong. Any changes in the economic, social and political conditions in Hong Kong, any escalation in political and trade tensions, including those involving the U.S., Mainland China and Hong Kong, and incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong, may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. The future development of national security laws and regulations in Hong Kong also could materially impact our business by possibly triggering sanctions or other harmful measures.

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

Furthermore, several of our directors, officers and members of senior management, including but not limited to Kenneth Chan, Derek Fong, and Susanna Lee, are located in Hong Kong, which makes it more difficult (i) to serve legal process within the United States upon these individuals, (ii) to obtain information from these individuals necessary for investigations or lawsuits, (iii) to enforce, both in and outside the United States, judgments obtained in U.S. courts against these individuals in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws, and (iv) to bring an original action in a Hong Kong court to enforce liabilities against these individuals based upon the U.S. federal securities laws. None of our directors, officers and members of senior management is, or is expected to be, located in Mainland China.

Potential political and economic instability in Hong Kong may adversely impact our results of operations.

We conduct business in Hong Kong mainly through the following subsidiaries: (i) MoneyHero Global Limited, which operates the online financial comparison platform MoneyHero; (ii) MoneyHero Insurance Brokers Limited, a registered insurance broker; (iii) eKos Limited, a SaaS provider connecting financial institutions with their digital partners and affiliates; (iv) CAGRL, which provides regional operational support services, including legal, human resources and finance functions, to group companies and (v) CAGL, which is primarily engaged in investment holding and provision of management services to other group companies. In 2025, 2024 and 2023, Hong Kong was one of our significant markets, with approximately 42.4%, 38.3% and 33.4% of our total revenue being derived from Hong Kong, respectively. As of December 31, 2025, approximately 45.8% of our assets were located in Hong Kong. Accordingly, any changes in the economic, social and political conditions in Hong Kong could have a material adverse effect on the business operations of our Hong Kong subsidiaries.

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

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide our products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China and none of our assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, we believe that the laws, rules and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight, discretion or control over the manner in which we conduct our business. However, because of our substantial operations in Hong Kong through our Hong Kong subsidiaries and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct oversight, discretion or control in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in Mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign stock exchange, maintain such listing, conduct its business or accept foreign investment. In addition, the PRC legal system is evolving rapidly and the PRC laws, rules and regulations may change quickly with little or no advance notice. Because the laws, rules and regulations in the PRC can change quickly with little advance notice, there are significant risks and uncertainties regarding the enforcement of these laws, rules and regulations. See “—The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our Securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us.” Furthermore, while we do not believe the recent statements and regulatory actions by the PRC government and regulatory authorities in Hong Kong, such as those related to data security or anti-monopoly concerns, have had any impact on us, these statements and regulatory actions could have a significant impact on our ability to conduct our business, accept foreign investments, or seek or maintain listing on Nasdaq or another U.S. or foreign stock exchange. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business. In 2025, 2024 and 2023, Hong Kong was one of our significant markets, approximately 42.4%, 38.3% and 33.4% of our total revenue was derived from Hong Kong. As of December 31, 2025, approximately 45.8% of our assets were located in Hong Kong. If we were to become subject to the intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/or result in increased costs necessary to comply with existing or any newly adopted laws, rules and regulations or penalties for any failure to comply. Our operations and the value of the securities registered herein could be materially and adversely affected if the PRC government intervenes in or influences our operations at any time, or exerts more control over offerings conducted overseas by, and/or foreign investment in, issuers based in Mainland China or Hong Kong. In addition, the market prices and value of our securities could be adversely affected as a result of the actual or anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies with operations in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not intervene in or influence our current or future operations at any time.

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

Several of our directors, officers and members of senior management, including but not limited to Kenneth Chan, Derek Fong, and Susanna Lee, are located in Hong Kong, which makes it more difficult to serve legal process within the United States upon these individuals. In addition, there may be significant legal and other obstacles in Hong Kong to providing information needed for regulatory investigations or litigation initiated by regulators outside Hong Kong, which could make it more difficult to conduct investigations or collect evidence within Hong Kong. Furthermore, courts in Hong Kong may recognize and enforce judgments from courts in other jurisdictions in accordance with Hong Kong laws based either on the ordinances of Hong Kong or common law principles. Currently, except for the arrangement with Mainland China, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign court judgments nor is Hong Kong a party to any international treaties/conventions relevant to the enforcement of foreign court judgments, including with the United States or the Cayman Islands. Therefore, foreign judgments obtained from courts in the United States or the Cayman Islands can only be enforced in Hong Kong in accordance with common law principles, which entails issuing fresh proceedings in Hong Kong based on the foreign judgment. As a result, it may be more difficult to enforce, both in and outside the United States, judgments obtained in U.S. courts against these individuals in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws, or to bring an original action before a Hong Kong court to enforce liabilities against these individuals based upon U.S. federal securities laws.

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

We conduct business in Taiwan through our subsidiary Money101 Company Limited, which operates the online financial comparison platform Money101.com.tw. In 2025, 2024 and 2023, approximately 5.5%, 6.5% and 8.4% of our total revenue was derived from Taiwan, respectively. Despite recent challenges in the Taiwan market associated with the halt of various product offerings by certain key clients, which have led to a decrease in revenue, Money101 continues to leverage its position as a leading tech-and AI-powered personal financial comparison platform, enhancing digital user experience, navigating regulatory changes, and continued investments are set to capture potential growth opportunities in the market.

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

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online financial comparison platform Moneymax, (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker, and (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates, as well as CompareAsia Group ROHQ Philippines, which is a branch and the regional operating headquarters in the Philippines of CAGRL. In 2025, 2024 and 2023, approximately 10.0%, 16.2% and 17.6% of our total revenue was derived from the Philippines, respectively.

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

The Philippine government’s credit ratings directly affect companies domiciled in the Philippines, as international credit rating agencies issue credit ratings by reference to that of the sovereign. Historically, the Philippines’ sovereign debt has been rated relatively low by international credit rating agencies. In November 2025, S&P Global Ratings continued to affirm its rating of BBB+ with a positive outlook, citing the country’s strong external position and above-average economic growth potential relative to peers. In February 2026, Moody’s Ratings affirmed its rating of Baa2, supported by the country’s strong access to domestic and international funding markets, a stable banking system, and ample foreign currency reserves.

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

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our Class A Ordinary Shares and/or Public Warrants, which would likely have a negative effect on the trading price and impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting notification, we would take actions to restore our compliance with the applicable requirements. However, there is no guarantee that such efforts will be successful. Our securities are listed on the Nasdaq Global Market. In order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On April 7, 2025, we received a bid deficiency notice letter from Nasdaq indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”) for continued listing on Nasdaq. We were provided 180 calendar days, or until October 6, 2025, to regain compliance with the Bid Price Rule. We regained compliance with the Bid Price Rule on July 17, 2025. In the event of a future delisting notification, we would take actions to restore our compliance with the applicable requirements. However, there is no guarantee that such efforts will be successful. Our securities are listed on the Nasdaq Global Market. In order to maintain our listing on the Nasdaq Global Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements.

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

The stock markets, including Nasdaq, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our securities, the market prices of our securities may be volatile and could decline significantly. In addition, the trading volumes in our securities may fluctuate and cause significant price variations to occur. If the market prices of our securities decline significantly, you may be unable to resell your securities at or above the market price of such securities as of the date immediately following Closing. There can be no assurance that the market prices of our securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this annual report;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenue, results of operations, adjusted EBITDA, cash flows, level of indebtedness, liquidity or financial condition;

●	announcements by us or our competitors of significant business developments;

●	acquisitions or expansion plans;

●	our involvement in litigation;

●	sales of our securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our securities;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines;

●	other events or factors, including but not limited to, those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events; and

●	general economic and market conditions.

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

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If none, or only a limited number of, securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about us, the market price and liquidity for our Class A Ordinary Shares could be negatively impacted.

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

The Sponsor is subject to a contractual earnout as of the date of this annual report. If the applicable earnout conditions are satisfied, the Sponsor may sell large amounts of our Class A Ordinary Shares in the open market or in privately negotiated transactions, which could increase the volatility in our share price and result in a significant decline in the price of our securities.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements As of March 31, 2026, Sponsor, the sole member of which is indirectly wholly owned by Mr. Richard Tzar Kai Li (“Mr. Li”), directly held 37.8% of the equity interest and 80.8% of the voting power in MoneyHero Limited (not taking into account any Class A Ordinary Shares issuable upon exercise of Sponsor Warrants).

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

As of March 31, 2026 and after taking into account additional Class A Ordinary Shares that may be acquired by the relevant shareholder within 60 days following the same date, (i) Sponsor beneficially owned 37.8% of the equity interest and 80.8% of the voting power, which enable it to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this annual report); (ii) EIHL, an affiliate of Sponsor, beneficially owned 24.2% of the equity interest and 7.2% of the voting power; (iii) PMIL, a wholly-owned subsidiary of PCCW Limited, a Hong Kong Stock Exchange-listed company where Mr. Li is the Chairman and an Executive Director, beneficially owned 14.0% of the equity interest and 4.0% of the voting power. In addition, Mr. Li, by virtue of his indirect ownership of E Capital, may be deemed to beneficially own an additional 2.2% of the equity interest and 0.6% of the voting power through E Capital.

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

As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. We also expect to issue additional share capital in the future in connection with financings and grant of equity awards under equity incentive plans. In addition, an aggregate of 29,981,970 Class A Ordinary Shares are issuable upon the exercise of Warrants outstanding as of March 31, 2026 (including warrants held by non-affiliates, all of which are out of money based on the closing price of our Class A Ordinary Shares on April 27, 2026 of $1.34 per share), and an aggregate of 13,197,563 of our Class A Ordinary Shares have been reserved for issuance under the 2023 Equity Incentive Plan (the “Equity Plan”). For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

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

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares, Class B Ordinary Shares and Preference Shares. Each Class A Ordinary Share and Preference Share is entitled to one vote, while each Class B Ordinary Share is entitled to 10 votes, with all ordinary shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Sponsor and Steven Teichman each directly held approximately 95.5% and 4.5% of Class B Ordinary Shares issued and outstanding as of March 31, 2026, respectively, which, together with the Class A Ordinary Shares beneficially owned by Sponsor, represented 37.8% of the equity interest and 80.8% of the voting power, after taking into account additional Class A Ordinary Shares that may be acquired by them within 60 days following the same date. In addition, Sponsor may, at its discretion, acquire the Class B Ordinary Shares held by Mr. Teichman for no consideration.

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

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in us and, as a result, the value of our Shares.

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We identified deficiencies in internal controls, which when aggregated led to a material weakness in our general IT controls (“GITCs”) and system control for information systems relevant to the preparation of our consolidated financial statements. These GITCs and system control deficiencies are related to:

●	Change Management Controls, while we have established “Information Security Policy” to govern the change management process, the policy does not provide detailed procedures or standard operating guidelines;

●	Access Controls, including system security settings not in compliance with our access control and password policies; insufficient user account management over access provisioning and deprovisioning; and inadequate user profile reviews and privileged account access log reviews controls for our financial accounting and key operation systems;

●	Insufficient Monitoring over Vendor Performance and Access within our financial accounting system; and

●	Inappropriate Segregation of Duties in Controls Over the Approval of Journal Entries in our financial accounting system.

We have initiated a series of measures to address the identified material weakness, such as designing and implementing GITCs and system controls, including:

●	Improve our controls over program change management, develop formalized procedural manuals or standard operating guidelines which provide detailed procedures and defined steps over the change management process covering different types of changes;

●	Enhance access controls in our financial accounting and key operation systems, covering areas on system security settings, user provisioning, user deprovisioning, user profile reviews, and periodic privileged account access log reviews;

●	Enhance our monitoring over vendor performance and access in our financial accounting system; and

●	Enhance system control in our financial accounting system and adopt manual detective controls to strengthen the controls over segregation of duties for the approval of journal entries.

We intend to remediate this material weakness and expect that we will incur certain costs for implementing our remediation measures. However, there is no guarantee that these measures will be effective in addressing the material weakness identified or that we may conclude in the future that this material weakness has been fully remediated.

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

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring 10% shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our securities less attractive because we rely on these exemptions. If some investors do find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring 10% shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Because we are incorporated under the laws of the Cayman Islands and conduct substantially all of our operations outside of the United States, and substantially all of our directors and executive officers reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. In addition, we conduct substantially all of our operations through our subsidiaries outside of the United States, substantially all of our assets are located outside of the United States, and substantially all of our officers and directors, and a substantial portion of their assets, are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against our officers and directors outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise, and it will be difficult to effect service of process within the United States upon our officers or directors or enforce judgments obtained in United States courts against our officers or directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions in which we operate could render you unable to enforce a judgment against our assets or the assets of our officers and directors. In addition, it is unclear if any applicable extradition treaties now in effect between the United States and the jurisdictions in which we operate would permit effective enforcement of criminal penalties of U.S. federal securities laws.

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

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”), or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of, passive income (the “asset test”). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill and other intangibles, we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Since the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other assets that may be treated as passive assets for PFIC purposes. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

B. Business Overview

We are a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia. We operate in Singapore, Hong Kong, Taiwan and the Philippines. Our brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory and we also retain an equity stake in preference shares of the Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform. We had over 300 commercial partner relationships as at December 31, 2025, and had approximately 5.1 million Monthly Unique Users across our platform for the year ended December 31, 2025. Our backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group.

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

With a portfolio of six well-known and trusted brands (MoneyHero, SingSaver, Money101, Moneymax, Seedly and Creatory), we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, wealth, insurance and other financial products, connecting the providers of these products with well-matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this annual report, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

Consumers in Asia have an ever-expanding portfolio of personal finance choices ahead of them and are increasingly comfortable using online sources to learn about their options, compare offerings and transact for financial products. At the same time, consumers are increasingly “time poor.” Through our services, we aim to make financial decisions a time-saving and rewarding experience for them. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2025, we had approximately 9.4 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who have subscribed to our email distributions in Singapore, Hong Kong, the Philippines and Taiwan, and users who are registered in our rewards database in Singapore and Hong Kong.

Furthermore, consumers that would not otherwise transact directly through financial product providers’ own platforms, which are inherently limited in terms of product set, would naturally gravitate to our platforms with a strong intent of comparing and purchasing relevant financial products. We leverage technology and data-driven insights to deliver high and reliable volumes of new customers for financial product providers that place products on our platforms, fostering healthy competition and driving the development of better financial products. As of December 31, 2025, we had over 300 commercial partner relationships. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. We are dual-headquartered in Singapore and Hong Kong and have operations in four Asian markets, namely Singapore, Hong Kong, the Philippines and Taiwan. We also retain an equity stake in preference shares of the Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform.

In 2025, we had over 1.6 million Applications for financial product purchases and over 0.7 million Approved Applications, compared to over 1.8 million Applications for financial product purchases and over 0.7 million Approved Applications in 2024. In addition, in 2025, we published over 150 articles per month on our blogs, and our platforms averaged over 3.1 million page views per month by our users. In the year ended December 31, 2025, we had approximately 5.1 million Monthly Unique Users, 63.7 million Traffic sessions, with 67% of our Traffic sessions and 68% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

Our main business pillars are:

●	Online Financial Comparison Platforms. We provide financial guidance to consumers in each market in which we operate by offering a broad range of financial and lifestyle content and product comparison tools via our online platforms. Our platforms include information on a comprehensive portfolio of financial products, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products across our markets. Our teams have developed significant expertise in monitoring and managing nearly all aspects of digital conversion in the personal finance space. We also actively set internal targets for different aspects of the digital conversion funnel to ensure that our expectations of revenue are aligned with fundamental demand drivers. We operate these platforms through the following websites: https://www.moneyherogroup.com, https://www.moneyhero.com.hk, https://www.singsaver.com.sg, https://www.money101.com.tw and https://www.moneymax.ph.

In exchange for featuring products on our platforms and through our content and channel partners and providing services such as developing promotional campaigns, we charge our commercial partners using various fee models depending on the underlying contractual relationship. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. The main types of our fee structures for our internet leads generation and marketing service income are RPC, RPL, RPA and RPAA. Under the RPC pricing model, a commercial partner pays us each time a prospective customer clicks through from our platform to its website by means of a hyperlink to a product that appears in the comparison search results, sponsored link or promotional link. We measure a Click for the purposes of the RPC pricing model at the point in time when a visitor leaves our platform for a commercial partner’s website. Under the RPL pricing model, a commercial partner pays us each time a prospective customer provides his or her contact information to us in order to receive more information about the product(s). Under the RPA pricing model, a commercial partner pays us for each Application submitted by a prospective customer sourced from our platforms. Under the RPAA pricing model, a commercial partner pays us for each Approved Application that was facilitated through our platforms. Over the years, we have continued to evolve our revenue model from RPC, PRL or RPA to RPAA so that we can align our interest with that of our commercial partners and enhance our financial performance. In 2025, 2024 and 2023, 84%, 87% and 90% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on Clicks, Leads, Applications and marketing income through providing marketing services. Our internet leads generation and marketing service income is tied to Click, Leads, Application or Approved Application, as applicable, and there is no duplication among the pricing models. Our pricing model is product-based, and our arrangements with some of our commercial partners involve more than one pricing model. We also generate marketing income from our commercial partners for providing certain marketing and event-related services via our online platforms.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines, which enable us to provide end-to-end insurance acquisition services to consumers. For the insurance products on our platforms, we either act as the broker and generate insurance commission when the product is sold or earn leads generation income when we are not acting as the broker. Insurance has become an increasingly important part of our business; total insurance-related revenue, which includes both insurance commission income and insurance-related internet leads generation and marketing service income, accounted for 12.4%, 10.3% and 7.3% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Specifically, our insurance commission income alone represented 9.4%, 6.5% and 4.2% of our total revenue in 2025, 2024 and 2023, respectively. To drive growth, we expanded our digital insurance capabilities through a multi-market commercial agreement with bolttech. Following the October 2024 launch of our car insurance platform in Hong Kong, the service evolved in April 2025 into a fully integrated marketplace, allowing Hong Kong users to purchase policies and receive instant issuance directly on our platform. Concurrently, we expanded into Singapore in April 2025, providing users with enhanced real-time quotes. Throughout 2025, we continued to integrate advanced insurance exchange technology to deliver real-time quotes across both markets, while maintaining a seamless end-to-end purchase journey exclusive to our Hong Kong users. Complementing this infrastructure, we continue to enhance the digital insurance journey through the application of proprietary AI tools, such as our AI-powered Car Insurance SaverBot in Singapore. By combining our comprehensive comparison tools with these provider-direct technical links and AI-driven engagement, we are very well positioned to capture insurance renewals and repeat purchases based on the lifestyle and financial needs of individual users in the insurance segment.

In 2025, 2024 and 2023, revenue generated directly through our online financial comparison platforms accounted for 89.9%, 84.0% and 83.0% of our total revenue, respectively.

●	B2B Business (Creatory Content Creators and Channel Partners; also known as eKos_connect). In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base by earning commission from us for promoting the financial products that our commercial partners place on our platforms, either on a fixed fee basis or conversion-based fee basis. This helps us increase the scale of sustainable customer acquisition for our commercial partners by improving our paid channel mix and capturing additional users that may not naturally use our own first-party platforms for information on personal finance products. Our ability to provide commercial partners with a greater scale of sustainable customer acquisition further increases our leverage in negotiating higher fee rates or other favorable commercial terms with our commercial partners and makes it easier for us to attract and retain commercial partners. For the year ended December 31, 2025, we had over 690 content and channel partners engaged via Creatory. The expansion of our channel network also allows us to capture a greater share of the total addressable market, or TAM, and is a key driver for the growth of our business. The website for the Creatory platform is https://creatory.biz.

In 2025, 2024 and 2023, revenue generated directly through our content and channel partners accounted for 10.1%, 16.0% and 17.0% of our total revenue, respectively.

For the years ended December 31, 2025, 2024, and 2023, our revenue was US$73.4 million, US$79.5 million, and US$80.7 million, respectively. We generate revenue in the form of (i) internet leads generation and marketing service income; (ii) insurance commission income; (iii) marketing income; and (iv) events income. The following table sets forth a breakdown of our revenue and results of operations for the years presented:

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue from contracts with customers:
Internet leads generation and marketing service income	63,478	86.5	71,189	89.5	75,795	94.0
Insurance commission income	6,881	9.4	5,206	6.5	3,363	4.2
Marketing income	2,465	3.4	2,109	2.7	1,026	1.3
Events income	602	0.8	1,007	1.3	487	0.6
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

Loss for the year	(5,179)		(37,787)		(172,601)

The Group’s Internet leads generation and marketing service income and Insurance commission income are reported net of cash discounts and rebates. Cash discounts and rebates were US$12.3 million, US$4.8 million and US$10.2 million, and US$2.0 million. US$1.5 million and US$1.3 million for Internet leads generation and marketing service income and Insurance commission income in 2025, 2024 and 2023, respectively.

The following table presents a breakdown of our revenue by market, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Hong Kong	31,117	42.4	30,443	38.3	26,947	33.4
Singapore	30,934	42.1	30,890	38.9	32,070	39.8
Philippines	7,372	10.0	12,844	16.2	14,169	17.6
Taiwan	4,004	5.5	5,137	6.5	6,743	8.4
Malaysia(1)	-	-	197	0.2	738	0.9
Other Asia(1)	-	-	-	-	4	-
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

Note:

(1)	We ceased our operations in Thailand in 2022 and our customer-facing operations in Malaysia in the third quarter of 2024 to strategically invest and consolidate business to key markets with high growth potential.

The following table sets forth the geographic breakdown of our assets as of December 31, 2025:

For the Year Ended December 31, 2025
(%)
Assets
Hong Kong	45.8
Singapore	36.1
Philippines	12.6
Taiwan	4.9
Other Asia	0.5
Malaysia	0.2
Total	100.0

Our Products and Offerings

We operate our holistic online financial comparison platforms under a portfolio of six well-known and trusted brands (MoneyHero, SingSaver, Money101, Moneymax, Seedly and Creatory) across four Greater Southeast Asia markets and across comprehensive financial product verticals.

Our platforms provide free, comprehensive information about specific categories of financial products for our users to search for, compare and make informed decisions. As of December 31, 2025, we had over 300 commercial partner relationships and our platforms offered many different financial products, including credit cards, personal loans, mortgages, various insurance lines, bank accounts, brokerage accounts and wealth management products. We design all aspects of our platforms to be intuitive and easy-to-use, enabling users to learn about, find, compare and purchase or apply for financial products within minutes. MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan and the Philippines and users who are registered in our rewards database in Singapore and Hong Kong, have access to more tailored information and recommendations. Leveraging our relationships with our commercial partners, we also offer exclusive promotions for users who purchase or were approved for particular financial products via our platforms, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services.

In addition, we hold insurance brokerage licenses in Singapore, Hong Kong and the Philippines, through which we generate commission revenue when a product is sold through our online platform. We plan to continue to expand our relationships with insurance providers and we are also committed to providing a smarter and efficient way to purchase digital insurance for our users. For example, we launched the AI-powered Car Insurance SaverBot on WhatsApp in Singapore beginning November 2025, with full deployment expected in 2026. This platform is designed to offer users a best-in-class experience, including comprehensive comparison tools, accurate pricing references, and a streamlined end-to-end user journey. We also expended our digital insurance offerings in the Philippines through a strategic partnership with InsureMo, an insurance innovation infrastructure platform, deploying its API-driven platform to accelerate users’ time to market and directly connect them with our distribution channels, enhancing online comparison and purchase experience for users.

The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented. Revenue generated from our credit cards, personal loans and mortgages, and wealth verticals consists of internet leads generation and marketing service income, as well as marketing income. Revenue from our insurance vertical comprises insurance commission income, along with internet leads generation and marketing service income, and marketing income. Revenue categorized under other verticals primarily includes events income, in addition to marketing income and internet leads generation and marketing service income.

For the year ended December 31, 2025, revenue decreased by 7.7%, reflecting our strategic shift to higher-margin products, including wealth and insurance products, and efforts toward diversifying revenue mix to enhance revenue quality and the high base effect set in the first half of 2024 with significant marketing and customer acquisition spend in the credit card vertical to expand market share. As a result of our diversification strategy, higher-margin verticals including wealth and insurance now represent over 26.2% of total revenue. In 2025, wealth was our fastest growing vertical, recording a 18.8% year-over-year growth.

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Credit cards	43,777	59.6	48,958	61.6	60,258	74.7
Personal loans and mortgages	9,309	12.7	12,185	15.3	10,166	12.6
Wealth	10,104	13.8	8,504	10.7	3,580	4.4
Insurance	9,101	12.4	8,181	10.3	5,853	7.3
Other verticals	1,137	1.5	1,683	2.1	814	1.0
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

We operate at both a regional and local level, which enables us to effectively leverage our technology systems, marketing tools and market insights across our markets in Asia while deploying localized on-the-ground branding, marketing and product selection strategies specifically tailored to users in each market.

Key Brands

The map below presents our key brands and related average Monthly Unique User data for the year ended December 31, 2025.

MoneyHero

Launched in 2013, MoneyHero is one of Hong Kong’s leading online financial comparison platforms in terms of visitors, according to Similarweb, offering quick and easy access to personal finance resources to over 15% of Hong Kong’s total population. In addition to detailed and customizable comparison tables, users can get access to resource guides, answers to frequently asked questions and topical articles exploring new ways to save money in Hong Kong, all of which help them better understand the various financial products in the market. MoneyHero strives to provide users with impartial information so that they can quickly find the right product at the most competitive price, saving both time and money. MoneyHero also continuously updates its products and services portfolio to better assist users in making informed choices. By helping users become more aware of various financial products, MoneyHero enables users to take more control over their financial well-being and improve their financial standing.

Building on the initial partnership with bolttech announced in October 2024, MoneyHero launched a fully evolved, end-to-end car insurance purchasing journey in March 2025. This technical integration leverages insurance exchange technology to allow users to compare real-time quotes from leading insurers and customize coverage options based on their specific needs. The evolved platform enables users to purchase policies instantly without redirection to third-party sites, allowing them to receive immediate confirmation and policy issuance directly through the MoneyHero interface.

In October 2025, MoneyHero launched the Credit Hero Club, in partnership with TransUnion, providing users one-stop access to their credit profiles alongside data-driven, personalized loan product information.

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

In April 2025, SingSaver accelerated its digital insurance expansion through the integration of bolttech’s Insurtech infrastructure, enabling the platform to provide real-time quotations for a more integrated shopping experience.

In July 2025, SingSaver hosted the inaugural SingSaver Best-Of Awards, an annual awards program recognizing Singapore’s most outstanding personal finance personal products. A total of 45 awards were presented across various categories such as credit cards, digital banks, investment products and insurance. The gala was attended by over 170 guests, including senior executives from leading financial institutions, industry experts and members of the media.

In November 2025, the Group launched the AI-powered Car Insurance SaverBot on WhatsApp in Singapore. This tool replaces long, multi-step insurance forms with a simple chat interface, significantly speeding up the quotation process for users.

Seedly

Launched in 2016 and acquired by us in 2020, Seedly helps users make smarter financial decisions through a wealth of community member-driven financial content on its platform and events such as the annual Personal Finance Festival. Seedly’s offerings include (i) advertising on a community forum that allows users to crowdsource knowledge from peers before making a financial decision, (ii) business accounts from which financial institutions can source unbiased reviews from Seedly community members for a myriad of products ranging from travel insurance to robo-advisors, and (iii) targeted campaigns for financial institutions to improve awareness of their brands, products and personal finance in general. Together, Seedly and SingSaver have Monthly Unique Users equivalent to over 18% of Singapore’s population and are among the largest online financial comparison platforms within the personal finance comparison sector in terms of visitors, according to Similarweb.

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

Moneymax

Launched in 2014, Moneymax is one of the largest online financial comparison platforms in the Philippines for financial products such as car insurance, credit cards and loans, according to Similarweb. Moneymax empowers Filipinos to lead healthier financial lives through its free, impartial platform that enables them to easily compare, choose and purchase or apply for the right products online, as well as providing educational content via blogs, emails and social media channels.

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

We are executing a strategic initiative to further simplify our technology stack and accelerate the deployment of next-generation digital experiences. By centralizing core functions and removing legacy architectural complexities, these efforts enable the delivery of new AI-powered user journeys that provide more intuitive, hyper-personalized, and frictionless experiences for our customers across all markets.

Personal Finance Education

Since our inception, we have built our consumer brands by delivering high-quality personal finance content to our users, which is crucial for building trusted relationships with our users and is a key driver for our user base. As the entry point to our platforms, our personal finance content allows us to meaningfully engage with our users and educate them on important personal finance matters. Over time, engagement through our personal finance content drives trust with our users and increases brand awareness for our online platforms. In the year ended December 31, 2025, 67% of our Traffic sessions and 68% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels.

Our experienced content team of writers, editors, strategists, graphic designers and videographers is dedicated to creating and publishing original and useful information to educate our users and help them build the right portfolio of financial products, manage and optimize that portfolio, and improve their financial health. We also work with freelance writers. In 2025, our platforms averaged over 3.1 million page views per month. Our articles appeal to a wide range of users, from casual readers to more sophisticated consumers of financial products. Each market also maintains its own blog that is focused on personal finance topics that are particularly relevant in the local markets, such as money-saving tips, rankings of best products and general financial education. Furthermore, we benefit from the content expertise provided by creators on Creatory.

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

Credit Cards

Personal Loans

Travel Insurance

Personalized Financial Insights

We provide useful and timely financial insights to our users, leveraging the user behavioral data accumulated on our platforms over the years and our big data analytics capability. In particular, our technology systems comprehensively aggregate and analyze such data and enable us to effectively anticipate a user’s needs and provide appropriate financial products information, even if the user has not previously requested information about that type of product. For example, in order to receive rewards, users must return to our platforms to claim rewards, which provides us with useful information as to which users’ applications have been approved by our commercial partners, and we can then utilize such information in making future recommendations to users who are more likely to be eligible for the products. As user engagement on our platforms continues to grow, we are able to keep learning more about our users and provide them with more personalized financial insights and enhanced rewards programs. In addition, we provide a service to our users to get their credit reports free of charge in Hong Kong. Based on the credit reports, we will be able to further improve tailored offerings and improve conversion rates.

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

As of December 31, 2025, we had over 300 commercial partner relationships. Our commercial partners primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. We also partner with online-only providers, emerging companies and industry disrupters such as digital banks and help them expand their market presence. Our agreements with our commercial partners typically have a term of one to three years on average, which may be terminated by either party for any reason with adequate notice.

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

The vast majority of our user visits are generated from organic traffic via direct and unpaid channels, predominantly through search engine optimization, or SEO, and the content on our platforms. In the year ended December 31, 2025, 67% of our Traffic sessions and 68% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. We believe our ability to generate organic traffic via unpaid channels is rooted in the strength and influence of our brands, our expertise in SEO and our ability to provide users with relevant and credible informational content, a broad supply of personal finance product listings and a smooth user experience. We also have a dedicated SEO team with technical SEO specialists that work seamlessly together with our technology and content teams to monitor and update our websites regularly to maximize our search engine exposure. In addition, based on the personal data we collect from our new and existing users, we engage in personalized email marketing activities to drive high-intent users to our platforms.

We also employ various paid marketing channels such as Google, Meta and TikTok to drive traffic to our platforms and leverage social media and our Creatory platform as an additional source of marketing and lead generation. For the year ended December 31, 2025, we had over 690 content and channel partners engaged via Creatory. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract visits to our platforms into Applications. Our ability to drive campaigns with cost effective rewards options that are likely to attract high quality traffic and conversions will have a direct impact on our performance.

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

Our continuous infrastructure modernization is focused on driving significant technology stack simplification. This initiative streamlines our back-end architecture, allowing for greater operational agility and faster time-to-market for AI-driven features. We are building a more robust and unified foundation to support our AI-first ambitions, ultimately enhancing the scalability and efficiency of our global platforms.

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

Intellectual Property

Our trademarks, domain names, and other intellectual property and proprietary rights are essential for us to establish our brand recognition, enhance our reputation and distinguish our services from our competitors in the market. As of the date of this annual report, we had 59 registered trademarks, of which 17 are registered in Hong Kong, 16 are registered in Singapore, 12 are registered in Taiwan and the rest are registered in the Philippines and Malaysia, 245 registered domain names, and 1 pending trademark. In terms of revenue contribution, our most material intellectual property and proprietary rights are held in Singapore and Hong Kong. Our registered trademarks will expire between July 2027 and March 2036. These trademarks generally can be renewed before their respective expiration date following the submission of the requisite renewal application and/or renewal fee. However, there is no guarantee that all of these registered trademarks can be renewed. Failure to renew, register or otherwise protect our trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition and results of operations. Our registered domain names are renewed automatically upon expiration.

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

Under section 64ZB and 64ZD of the IO, each of the insurance broker company license and broker license is valid for three years but if the Insurance Authority considers it appropriate in a particular case, another period determined by the Insurance Authority, beginning on the date on which it is granted. MoneyHero Insurance Brokers Limited holds an Insurance Authority License (License Number FB1740) to act as an insurance broker company which is valid from June 3, 2021 to June 2, 2027.

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

Regulations on Data Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users in Hong Kong to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not engage in any act or practice that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

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

On October 8, 2021, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect. The PDPAO amended the PDPO, particularly to: (i) criminalize the unconsented disclosure of personal data information of an individual who is a Hong Kong resident or is present in Hong Kong (such disclosure, “subject disclosure”), or “doxxing,” (ii) introduce a cessation notice regime to tackle doxxing; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner with respect to the enforcement against doxxing and other offences relating to disclosure of personal data without consent. Under the PDPO, if the Privacy Commissioner has reasonable ground to believe that (i) there is a written message or electronic message by means of which a subject disclosure is made (whether or not the message exists in Hong Kong) and (ii) an individual who is present in Hong Kong or a body of persons that is incorporated, established or registered in Hong Kong or has a place of business in Hong Kong (such individual or body, a “Hong Kong person”) is able to take a cessation, the Privacy Commissioner may serve a written notice on the person directing the person to take the cessation action. In addition, if the Privacy Commissioner has reasonable ground to believe that (i) there is an electronic message by means of which a subject disclosure is made (whether or not the message exists in Hong Kong) and (ii) a person (not being a Hong Kong person) that has provided or is providing any service (whether or not in Hong Kong) to any Hong Kong person is able to take a cessation action (whether or not in Hong Kong) in relation to the message, the Privacy Commissioner may serve a written notice on the provider directing the provider to take the cessation action. Failure to comply with cessation notices may result in a fine of HK$50,000 and two years of imprisonment for a first conviction, and in the case of a continuing offence, to a further fine of HK$1,000 for every day during which the offence continues. In addition, on August 30, 2022, the Privacy Commissioner’s office issued the Guidance Note on Data Security Measures for Information and Communications Technology (the “ICT Guidance”) to provide data users with recommended data security measures for information and communications technology to facilitate their compliance with the requirements of the PDPO. The ICT Guidance does not have the force of law and provides recommendations on data security measures in the following seven areas, supplemented by case studies:

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

GL3: Guideline on Anti-money Laundering and Counter-Terrorist Financing (the “AML/CFT Guideline”)

The AML/CFT Guideline issued by the Insurance Authority sets out the relevant anti-money laundering and counter-financing of terrorism statutory and regulatory requirements. It also prescribes the AML/CFT standards that authorized insurers and reinsurers carrying on long-term business, and licensed individual insurance agents, licensed insurance agencies and licensed insurance broker companies carrying on regulated activities in respect of long-term business (hereinafter referred to as “insurance institutions”), should meet in order to comply with the statutory requirements under the AMLO and the IO. Compliance with the AML/CFT Guidance is enforced through the AMLO and the IO. Insurance institutions that fail to comply with the AML/CFT Guidance may be subject to disciplinary or other actions under the AMLO and/or the IO for non-compliance with the relevant requirement.

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

Regulations in the Philippines

We conduct business in the Philippines through the following subsidiaries: (i) MoneyGuru Philippines Corporation, which operates the online personal finance platform Moneymax, (ii) MoneyHero Insurance Brokerage Inc., a registered insurance broker, and (iii) eKos Inc., a SaaS provider connecting financial institutions with their digital partners and affiliates, as well as CompareAsia Group ROHQ Philippines, which is a branch and the regional operating headquarters in the Philippines of CAGRL.

Regulations on Business Registration

Our subsidiaries in the Philippines each holds a certificate of incorporation under the official seal of the Philippines Securities and Exchange Commission (“PSEC”). In order to maintain the certificate of incorporation, a corporation must meet certain periodic reportorial requirements with respect to its basic information, such as its principal office address, composition of directors and officers, and disclosure of the corporation’s beneficial owners, and financial statements. The PSEC may place under delinquent status any corporation that fails to submit the required reporting documents for a total of three times, consecutively or intermittently, within a period of five years. Under PSEC Memorandum Circular No. 19-2023 dated 26 October 2023, a corporation placed under delinquent status shall have a period of six (6) months to file a petition to lift its order of delinquency and submit the required reporting documents.

PSEC Memorandum Circular No. 15-2025 dated 22 December 2025 set out a comprehensive framework for the identification, declaration, and submission of accurate beneficial ownership information by all corporations to enhance transparency and align with international standards on anti-money laundering and combating the financing of terrorism.

In addition, a Philippines corporation must register with the local government unit (“LGU”) where the corporation intends to conduct business. Under the Local Government Code of 1991, LGUs are given local autonomy in regulating the businesses that operate within their respective jurisdictions and levying applicable taxes, fees and charges thereto.

Our subsidiaries in the Philippines are all located in Taguig City and must comply with the relevant regulations of the LGU of Taguig City. Under the Revised Taguig Revenue Code, every person that conducts a business, trade or activity within Taguig City must secure a Taguig Business Permit (“Business Permit”) prior to its operation and renew the same on an annual basis. All Business Permits have a term of one year, which take effect on the date of issue and expire on the date specified therein but not beyond December 31 of the year it was issued.

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

An ROHQ may operate in the Philippines only after securing its license from the PSEC upon favorable recommendation of the Board of Investments. Among the requirements for the establishment of an ROHQ are the following: (1) a certificate of inward remittance of at least US$200,000 or its equivalent; and (2) a certification that the foreign firm is an entity engaged in international trade with affiliates, subsidiaries or branch offices in the Asia-Pacific Region or other foreign markets. CompareAsia Group ROHQ Philippines, an ROHQ, holds the required license.

Regulations on E-Commerce and Consumer Protection

The Electronic Commerce Act provides for the recognition of messages and documents in the electronic form as valid evidence of a transaction. It applies to all kinds of electronic data messages and electronic documents used in commercial and noncommercial activities and exchanges. The Consumer Act of the Philippines protects the interests of purchasers, lessees, lessors, or recipients of consumer products within the Philippines. Under the Internet Transactions Act of 2023 (“ITA”), which took effect 20 June 2025, the Department of Trade and Industry is the governmental authority that exercises regulatory jurisdiction over e-marketplaces, online merchants, e-retailers, digital platforms, and third-party platforms. Pursuant to ITA, digital platforms like Moneymax are required to protect consumers from scams and fraud, implement efficient online redress mechanisms for consumer complaints, and protect consumer data privacy, among others.

Regulations on Insurance Brokerage

The applicable laws governing insurance contracts and matters related to the insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code defines an insurance broker as any person who, for any compensation, commission or other thing of value, acts or aids in any manner in soliciting, negotiating or procuring the making of any insurance contract or in placing risk or taking out insurance, on behalf of an insured other than himself. In relation thereto, no person shall act as an insurance broker in the solicitation or procurement of applications for insurance, or receive for services in obtaining insurance, any commission or other compensation from any insurance company doing business in the Philippines, or any agent thereof, without first procuring a license to so act from the Philippines Insurance Commission (“IC”), which must be renewed every three years thereafter. MoneyHero Insurance Brokerage Inc. holds an Insurance Broker’s License, valid from January 1, 2025 to December 31, 2027.

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

Regulations on Data Protection

Republic Act No. 10173 or the Philippines Data Protection (the “Philippines DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission govern the processing of all types of personal information involving any natural or juridical person involved in personal information processing, such as personal information controllers and processors who, although not found or established in the Philippines, use equipment that is located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The Philippines DPA expressly requires that, before a personal information controller or processor can collate, process and use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing the data, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity also must register with the National Privacy Commission and appoint a data protection officer.

The Philippines DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable data privacy and security laws and regulations. Personal information controllers and processors must also comply with the relevant regulations to (i) conduct a privacy impact assessment as part of the organizational security measures and (ii) register its personal data processing system if it (a) employs more than 250 persons, or (b) employs less than 250 persons but the processing undertaken (1) is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or (2) involves the processing of sensitive personal information of at least 1,000 individuals. Personal information controllers and processors also are required to establish a data breach and security incident response team and maintain proper documentation under NPC Circular No. 2016-03 and NPC Advisory No. 2018-01. Further, personal information controllers engaged in data sharing are encouraged to execute data sharing agreements in line with NPC Advisory No. 2025-01.

Regulations on Cybersecurity

The Cybercrime Prevention Act aims to protect the integrity of computer systems, networks, and databases, as well as the confidentiality and integrity of the data stored therein, from misuse and illegal access. It punishes any person or entity who, among other things, illegally accesses or intercepts, or intentionally or recklessly interferes with, computer systems or data. Abetting or aiding in the commission of a cybercrime is also punishable under the Cybercrime Prevention Act. IC Circular Letter No. 2014-47 (Guidelines on Electronic Commerce of Insurance Products) requires insurance providers to comply with the Philippines DPA and to maintain adequate security mechanisms to ensure security of payment mechanisms and personal information and provides guidelines on the collection and processing of data. The IC may order insurance providers to cease conducting online distribution of insurance products if fraud or injury to the public is found.

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

Regulations on Exchange Control

Foreign exchange (“FX”) transactions are governed by the BSP Manual of Regulations on Foreign Exchange Transactions. Generally, inward investments need not be registered with the Bangko Sentral ng Pilipinas (the “BSP”), the Philippine Central Bank, unless the repatriation of capital and/or the remittance of related earnings in Philippines pesos thereon will be funded with FX resources of authorized agent banks (“AABs”) or AAB FX corps (i.e., subsidiary/affiliate FX corporations of AABs). Similarly, outward investments, such as when residents invest in an instrument requiring settlement in FX, may do so, without prior BSP approval, if such investments are funded with (i) the investors’ own FX deposited in their foreign currency deposit account(s) (whether offshore or onshore) and/or (ii) FX obtained from sources other than AABs/AAB FX corps.

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

Regulations on Anti-money Laundering and Counter-Terrorist Financing

Republic Act No. 9160 or the Anti-Money Laundering Act of 2001, as amended (the “AMLA”), requires covered institutions, which include banks, nonbanks, quasi-banks, trust entities and all other institutions and their subsidiaries and affiliates supervised or regulated by the BSP, and insurance companies and all other institutions supervised or regulated by the Insurance Commission, to (i) establish and record the true identity of their clients based on official documents; (ii) maintain a system of verifying the true identity of their clients and, in the case of corporate clients, a system of verifying their legal existence and organizational structure, as well as the authority and identity of all persons purporting to act on their behalf; (iii) register with the Anti-money Laundering Council’s (“AMLC”) electronic reporting system and report to AMLC covered transactions and suspicious transactions within five working days from the occurrence thereof, unless the supervising authority concerned prescribes a longer period not exceeding 10 working days; (iv) take steps to identify, assess and understand their AML/CTF risks and appropriately decide and document their risk-based approach; and (v) implement a comprehensive risk-based Money Laundering and Terrorism Financing Prevention Program geared towards the promotion of high ethical and professional standards and the prevention of money laundering and terrorism financing. Violations of the AMLA will result in administrative and criminal penalties.

In addition, the BSP, the PSEC and the IC have each issued their own sets of regulations implementing the AMLA to cover institutions under their respective supervision.

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

Under Department of Labor and Employment (“DOLE”) Department Order No, 252-2025, DOLE has implemented stricter workplace safety protocols by imposing clear duties and penalties on employers and workers on compliance with DOLE OSH standards. The DOLE is the governmental authority that exercises jurisdiction over the enforcement of conditions of employment, safety standards and employment practices in the Philippines. An establishment that willfully fails to register under the OSH Standards shall be subject to an administrative fine of PHP20,000.

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

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Information Protection Act, as last amended on November 11, 2025. The competent authority under the Personal Information Protection Act is the Personal Data Protection Commission; however, it has not yet been formally established and is currently operating in the form of the Preparatory Office. The Personal Information Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information, subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Information Protection Act and how they can exercise such rights. Failure to comply with the Personal Information Protection Act will give rise to fines and criminal liability. In addition, a nongovernment agency shall not collect or process specific personal information unless it is for a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

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

Under existing laws and regulations, all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and the CBC. Foreign exchange approvals must be obtained from the CBC on a payment-by-payment basis. A single remittance by a company with an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a Taiwanese company whose annual aggregate amount exceeds US$50 million or its equivalent in foreign currency may not be processed without the approval of the CBC. Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

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

C. Organizational Structure

The following chart illustrates our organizational structure and material subsidiaries as of March 31, 2026.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements.” Information regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2024 is not included in this Annual Report on Form 20-F. This discussion can be found in ‘Item 5. Operating and Financial Review and Prospects’ of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 6, 2025, which is available free of charge on the SEC’s website at www.sec.gov. The information set forth under Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 6, 2025, is incorporated herein by reference.

A. Operating Results

Overview

We are a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia. We operate in Singapore, Hong Kong, Taiwan and the Philippines. Our brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory and we also retain an equity stake in preference shares of the Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform. We had over 300 commercial partner relationships as at December 31, 2025, and had approximately 5.1 million Monthly Unique Users across our platform for the year ended December 31, 2025. Our backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group.

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

With a portfolio of six well-known and trusted brands (MoneyHero, SingSaver, Money101, Moneymax, Seedly and Creatory), we are primarily involved in the operation of online financial comparison platforms and related services for credit cards, personal loans, mortgages, wealth, insurance and other financial products, connecting the providers of these products with well-matched and ready-to-transact consumers and generating revenue directly from these providers for placing their products on our platforms and engaging us to provide insurance brokerage, marketing and events-related services. These providers, which we refer to as our commercial partners in this annual report, primarily consist of regional and international brick-and-mortar banking institutions, insurance providers and investment brokers, many of which are subsidiaries and branches of blue-chip global financial institutions that are based in Asia. In addition to our own platforms, we also help our commercial partners expand their user reach by partnering with third-party online content creators and channel partners via Creatory, a self-service portal that helps content and channel partners monetize their online traffic and user base. These content and channel partners earn commission from us for promoting the financial products on our platforms, either on a fixed fee basis or conversion-based fee basis.

Consumers in Asia have an ever-expanding portfolio of personal finance choices ahead of them and are increasingly comfortable using online sources to learn about their options, compare offerings and transact for financial products. At the same time, consumers are increasingly “time poor.” Through our services, we aim to make financial decisions a time-saving and rewarding experience for them. We help consumers with effective decision making by providing guidance through informative content and easy-to-use product comparison tools. As of December 31, 2025, we had approximately 9.4 million MoneyHero Group Members, which include users who have login IDs with us in Singapore, Hong Kong and Taiwan, users who have subscribed to our email distributions in Singapore, Hong Kong, the Philippines and Taiwan, and users who are registered in our rewards database in Singapore and Hong Kong.

Furthermore, consumers that would not otherwise transact directly through financial product providers’ own platforms, which are inherently limited in terms of product set, would naturally gravitate to our platforms with a strong intent of comparing and purchasing relevant financial products. We leverage technology and data-driven insights to deliver high and reliable volumes of new customers for financial product providers that place products on our platforms, fostering healthy competition and driving the development of better financial products. As of December 31, 2025, we had over 300 commercial partner relationships. Our platforms address nearly all aspects of customer needs for financial products, making us a vital partner for financial product providers. We are dual-headquartered in Singapore and Hong Kong and have operations in four Asian markets, namely Singapore, Hong Kong, the Philippines and Taiwan. We also retain an equity stake in preference shares of the Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C financial comparison platform.

In 2025, we had over 1.6 million Applications for financial product purchases and over 0.7 million Approved Applications, compared to over 1.8 million Applications for financial product purchases and over 0.7 million Approved Applications in 2024. In addition, in 2025, we published over 150 articles per month on our blogs, and our platforms averaged over 3.1 million page views per month by our users. In the year ended December 31, 2025, we had approximately 5.1 million Monthly Unique Users, 63.7 million Traffic sessions, with 67% of our Traffic sessions and 68% of our Monthly Unique Users engaged with our online platforms organically through unpaid channels. The volume of user activities on our platforms provides visibility into our future growth and has also encouraged us to continue to improve user experience and drive up conversions.

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

Ability to Attract and Retain Commercial Partners on Favorable Terms

Our ability to offer a substantial spectrum of relevant and competitively priced financial products for our users to search, compare and procure is essential to our business, and we generate revenue directly from commercial partners who place financial products on our platforms and engage us for insurance brokerage, marketing and events-related services. As such, our financial condition and results of operations are highly dependent on our ability to retain existing commercial partners, attract new partners and maintain favorable fee arrangements with these partners, which in turn is largely dependent on our ability to provide them with a large and consistent volume of qualified users ready to transact and our fee arrangements with them. As of December 31, 2025, we had over 300 commercial partner relationships.

For our internet leads generation and marketing service income, which accounted for approximately 86.5%, 89.5% and 94.0% of our total revenue in 2025, 2024 and 2023, respectively, and we charge our commercial partners on an RPC, RPL, RPA or RPAA basis. Our fee arrangements are flexible depending on the requirements of each commercial partner and our own assessment of the economic risks and potential involved. In 2025, 2024 and 2023, 84%, 87% and 90% of our revenue was realized based on Approved Applications, respectively, and the remaining portion was realized primarily based on Clicks, Leads, Applications and marketing income through providing marketing services. For a detailed description of the fee structures, see “Item 4. Information on the Company—B. Business Overview—Our Products and Offerings.”

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

We also employ various paid marketing channels such as Google, Meta and TikTok to drive traffic to our platforms. Our ability to monitor the conversions on a real-time basis across all paid marketing channels and optimize our paid marketing channel mix directly impacts our performance. In addition to the paid marketing channels, we also employ rewards, such as consumer products, gift cards, e-commerce vouchers and cashback rewards for certain online payment services, as a way to attract Traffic visits to our platforms into Applications. Our ability to drive campaigns with cost-effective rewards options that are likely to attract high quality traffic and result in conversions will have a direct impact on our performance.

Furthermore, the long-term growth of our business also depends on our ability to identify, attract and retain content creators and channel partners that can drive additional user demand through our Creatory platform. These content and channel partners receive commission from us on a fixed fee basis or success-based fee basis for promoting the products and services on our platforms. Many factors, such as the attractiveness of our fee arrangements with content and channel partners, the user experience of our content and channel partners with the Creatory platform, the level of support we are able to provide to content and channel partners and market competition, could affect our ability to cost-effectively attract and retain high-quality content and channel partners. Changes in other market conditions may also lead to increased costs and reduced availability of content and channel partners.

The following table presents a breakdown of our revenue by source, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Online financial comparison platforms	65,976	89.9	66,815	84.0	66,926	83.0
Creatory	7,450	10.1	12,696	16.0	13,746	17.0
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

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

Ability to Expand Our Verticals

Our platforms include information on a comprehensive portfolio of financial products, including credit cards, personal loans, mortgages, various insurance lines (such as medical insurance, travel insurance and car insurance), bank accounts, brokerage accounts and wealth management products. Our ability to achieve and maintain long-term revenue growth depends in part on our ability to successfully expand our product verticals to capture a larger range of personal finance products that are relevant to our users. The following table presents a breakdown of our revenue by product verticals, both in absolute amounts and as a percentage of total revenue for the years presented.

Revenue generated from our credit cards, personal loans and mortgages, and wealth verticals consists of internet leads generation and marketing service income, as well as marketing income. Revenue from our insurance vertical comprises insurance commission income, along with internet leads generation and marketing service income, and marketing income. Revenue categorized under other verticals primarily includes events income, in addition to marketing income and internet leads generation and marketing service income.

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Credit cards	43,777	59.6	48,958	61.6	60,258	74.7
Personal loans and mortgages	9,309	12.7	12,185	15.3	10,166	12.6
Wealth	10,104	13.8	8,504	10.7	3,580	4.4
Insurance	9,101	12.4	8,181	10.3	5,853	7.3
Other verticals	1,137	1.5	1,683	2.1	814	1.0
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

Net of marketing costs, the profit margin of personal loans and mortgages, wealth, insurance products and certain other verticals have historically been higher than that of credit cards. We plan to continue to diversify our revenue by introducing more verticals within our market coverage and investing more strongly into existing, non-credit card verticals, such as the Wealth vertical, which was one of our highest growth verticals in 2025 and 2024. As we achieve greater product diversifications, we believe there also will be natural improvements in group level profitability.

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

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue
Hong Kong	31,117	42.4	30,443	38.3	26,947	33.4
Singapore	30,934	42.1	30,890	38.9	32,070	39.8
Philippines	7,372	10.0	12,844	16.2	14,169	17.6
Taiwan	4,004	5.5	5,137	6.5	6,743	8.4
Malaysia(1)	-	-	197	0.2	738	0.9
Other Asia(1)	-	-	-	-	4	-
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

Note:

(1)	We ceased our operations in Thailand in 2022 and our consumer-facing operations in Malaysia in the third quarter of 2024 to strategically invest and consolidate our business to key markets with high growth potential.

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

This investment into our technology infrastructure includes AI tools and agentic AI, which we are actively deploying in our AI-powered customer service tools; piloting in conversational commerce for insurance with the Car Insurance SaverBot; and enabling for our teams throughout our organization to boost productivity. As these AI-enabled opportunities are realized and usage volume grows, the associated development and maintenance may result in an increase in our costs and expenses.

Investment in People

Human capital plays a critical role for the sustained success and growth trajectory of our company. As a tech- and AI-powered personal finance aggregation and comparison company, we operate within a highly intricate commercial and marketing ecosystem. It is the caliber of our people that enables us to navigate this complexity with agility. Hence, continuous investment in talent development, acquisition and retention remains a critical strategic imperative for our organization. Effective resourcing, particularly in the domains of product management, technology, commercial operations and marketing, is integral to our capacity to deliver superior service, drive innovation and maintain a competitive edge in our market.

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

Results of Operations

The following table sets forth our consolidated statements of loss and other comprehensive (loss)/income for the years indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(US$ in thousands, except for loss per share)
Revenue	73,426	79,511	80,671
Costs and expenses
Cost of revenue	(37,284)	(46,180)	(43,930)
Advertising and marketing expenses	(17,330)	(21,619)	(16,245)
Technology costs	(3,013)	(7,427)	(9,522)
Employee benefit expenses	(16,190)	(24,151)	(24,931)
General, administrative and other operating expenses	(10,425)	(15,543)	(16,725)
Foreign exchange differences, net	4,818	(4,783)	657
Operating loss	(5,997)	(40,192)	(30,026)
Other income/(expenses):
Other income	649	2,092	878
Share-based payment on listing	—	—	(67,027)
Finance costs	(54)	(25)	(19,028)
Changes in fair value of financial instruments	263	447	(57,333)
Loss before tax	(5,139)	(37,678)	(172,538)
Income tax expense	(40)	(109)	(63)
Loss for the year	(5,179)	(37,787)	(172,601)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(4,944)	3,739	(820)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains/(loss) on defined benefit plan	74	12	(30)
Fair value loss on non-current financial asset	(56)
Other comprehensive (loss)/income, net of tax	(4,926)	3,750	(850)
Total comprehensive loss, net of tax	(10,105)	(34,037)	(173,451)

Key Components of Results of Operations

Revenue

We generate revenue in the form of (i) internet leads generation and marketing service income related to credit cards, personal loans, mortgages, wealth, insurance and other financial products, whereby we charge our commercial partners on an RPC, RPL, RPA or RPAA basis; (ii) insurance commission income through provision of insurance brokerage services; (iii) marketing income through providing marketing services; and (iv) events income from holding financial events and festivals. The following table sets forth a breakdown of our revenue by service offerings, both in absolute amounts and as a percentage of total revenue for the years presented.

	For the Year Ended December 31,
	2025		2024		2023
	(in thousands, except for percentages)
	US$	%	US$	%	US$	%
Revenue from contracts with customers:
Internet leads generation and marketing service income	63,478	86.5	71,189	89.5	75,795	94.0
Insurance commission income	6,881	9.4	5,206	6.5	3,363	4.2
Marketing income	2,465	3.4	2,109	2.7	1,026	1.3
Events income	602	0.8	1,007	1.3	487	0.6
Total revenue	73,426	100.0	79,511	100.0	80,671	100.0

The Group’s Internet leads generation and marketing service income and Insurance commission income are reported net of cash discounts and rebates. Cash discounts and rebates were US$12.3 million, US$4.8 million and US$10.2 million, and US$2.0 million. US$1.5 million and US$1.3 million for Internet leads generation and marketing service income and Insurance commission income in 2025, 2024 and 2023, respectively.

Other Income

Other income primarily consists of interest income from bank deposits, interest income on refundable rental deposit, net gain on disposal of items of property and equipment, gain on disposal of assets in Malaysian operations and government grants.

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

General, Administrative and Other Operating Expenses

General, administrative and expenses primarily include legal expenses, audit fees, insurance premiums, investor relations fees including consulting and filing fees, recruitment fees, depreciation and amortization of property and equipment, written off/impairment of assets, provisions of bad debt, and other office expenses.

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

Comparison of the Year Ended December 31, 2025 and December 31, 2024

Revenue

Revenue decreased by 7.7% from US$79.5 million for the year ended December 31, 2024, to US$73.4 million for the year ended December 31, 2025. This was primarily driven by a decrease of US$5.2 million in credit cards revenue and a decrease of US$2.9 million in personal loans and mortgages, both of which are primarily earned through internet leads generation and marketing service income. This was offset by an increase of US$1.6 million from other banking products within our internet leads generation and marketing service income revenue stream and an increase of US$0.9 million from insurance products derived from insurance commission income, reflecting our strategic shift to high-margin products and efforts toward diversifying revenue mix to enhance revenue quality and the high base effect set during the first half of 2024 with significant marketing and customer acquisition spending in the credit card vertical to expand market share.

Other Income

Other income decreased by 69.0% from US$2.1 million for the year ended December 31, 2024 to US$0.6 million for the year ended December 31, 2025, primarily due to a decrease in bank interest income of US$0.9 million due to lower average balances.

Cost of Revenue

Cost of revenue decreased by 19.3% from US$46.2 million for the year ended December 31, 2024 to US$37.3 million for the year ended December 31, 2025, primarily due to a decrease in reward costs of US$8.1 million associated with the decrease in Approved Applications from 0.8 million in 2024 to 0.7 million in 2025 and rewards cost optimization.

Advertising and Marketing Expenses

Advertising and marketing expenses decreased by 19.8% from US$21.6 million for the year ended December 31, 2024 to US$17.3 million for the year ended December 31, 2025, primarily due to a decrease in performance marketing costs of US$4.0 million, reflecting our strategic pivot from expanding market share towards sustainable profitability with more cost-efficient campaigns.

Technology Costs

Technology costs decreased by 59.4% from US$7.4 million for the year ended December 31, 2024 to US$3.0 million for the year ended December 31, 2025, primarily due to a decrease in amortization of intangible assets of US$2.9 million driven by the written off/impairment of intangible assets during the year ended December 31, 2024 reducing the carrying value of intangible assets. Additionally, subscription costs decreased US$1.0 million and third-party vendors and consultant costs decreased US$0.5 million as we consolidated platforms, reduced vendor counts, and embedded AI-driven automation in internal workflows.

Employee Benefit Expenses

Employee benefit expenses decreased by 33.0% from US$24.2 million for the year ended December 31, 2024 to US$16.2 million for the year ended December 31, 2025, primarily due to a decrease in salaries, allowances and other benefits of US$6.1 million, and a decrease in share-based payment of US$2.0 million, partly due to the full year impact of our restructuring and reorganization efforts completed earlier in 2024 and due to scaling impact of AI in increasing operational efficiencies.

General, Administrative and Other Operating Expenses

General, administrative and other operating expenses decreased by 32.9% from US$15.5 million for the year ended December 31, 2024 to US$10.4 million for the year ended December 31, 2025, primarily due to a decrease in written off/impairment of intangible assets of US$3.4 million, a decrease in office costs of US$0.6 million and a decrease in operating costs related to being a public company, including an decrease of US$0.3 million, US$0.3 million and US$0.1 million in investor relations, director insurance, and audit and taxation fees, respectively.

During the year ended December 31, 2025, the Company wrote off intangible assets of US$1.2 million as certain development projects were abandoned and written down to their recoverable amount of nil as a result of changes in the Company’s technology development investment strategy.

In comparison, during the year ended December 31, 2024, an impairment loss of US$4.5 million was recognized following an impairment test of the cash-generating unit (“CGU”) containing the intangible assets, which was performed due to the uncertainty in the global economic outlook and the Company’s net assets exceeding its market capitalization at that time.

Foreign Exchange Differences, net

Foreign exchange differences, net increased from US$4.8 million in losses for the year ended December 31, 2024 to US$4.8 million in gains for the year ended December 31, 2025 due to the weakening of U.S. dollar against local currencies.

Finance Costs

Finance costs increased by 111.4% from US$25 thousand for the year ended December 31, 2024 to US$54 thousand for the year ended December 31, 2025, primarily due to higher interest expense on lease liabilities.

Changes in Fair Value of Financial Instruments

Changes in fair value of financial instruments decreased by 41.2% from a gain of US$0.4 million for the year ended December 31, 2024 to a gain of US$0.3 million for the year ended December 31, 2025, driven by a decrease in the fair value of warrant liabilities.

Tax (Expenses)/Credit

Income tax expense decreased by 62.9% from US$0.1 million for the year ended December 31, 2024 to US$40 thousand for the year ended December 31, 2025.

Loss for the Year

As a result of the foregoing, our loss for the year decreased by 86.3% from US$37.8 million for the year ended December 31, 2024 to US$5.2 million for the year ended December 31, 2025.

Results of Segments

Segment Revenue:

The Company operates an online financial comparison platform across multiple geographic markets, with each market considered an operating and reportable segment. Each segment functions within a distinct regulatory, political, and economic environment, and its financial performance is influenced by local market dynamics and strategic initiatives. The segments are also at different stages of development, with Hong Kong and Singapore being the most mature.

Following the cessation of consumer-facing operations in Malaysia and Other Asia in prior years, the Company has four operating and reportable segments in 2025: Hong Kong, Singapore, the Philippines, and Taiwan. Management monitors the results of the Group’s operating segments separately for the purpose of assessing performance and making decisions about resource allocations. Segment performance is evaluated based on reportable segment results which is a measure of operating profit/(loss) before tax.

The following table provides a breakdown of our segment revenue for the years indicated:

	For the Year Ended December 31,
	2025	2024	2023
Segment Revenue	(US$ in thousands)
Hong Kong	31,117	30,443	26,947
Singapore	30,934	30,890	32,070
Philippines	7,372	12,844	14,169
Taiwan	4,004	5,137	6,743
Malaysia(1)	-	197	738
Other Asia(1)	-	-	4
Total segment revenue	73,426	79,511	80,671

Note:

(1)	We ceased our operations in Thailand in 2022 and our consumer-facing operations in Malaysia in the third quarter of 2024 to strategically invest and consolidate our business to key markets with high growth potential.

Hong Kong

Revenue in Hong Kong increased by US$0.7 million to US$31.1 million for the year ended December 31, 2025, compared to US$30.4 million for the year ended December 31, 2024. This growth was primarily driven by the strong performance of our insurance and wealth products’ internet leads generation and marketing service income, and marketing income, reflecting the successful execution of our strategy to diversify our revenue mix toward higher-margin products. The credit cards vertical also grew slightly during 2025, reflecting the high base effect set during 2024 with significant marketing and customer acquisition spending to expand market share in our core markets.

Singapore

Revenue in Singapore remained relatively stable at US$30.9 million for the year ended December 31, 2025, representing a slight increase compared to the year ended December 31, 2024. This growth was primarily driven by higher performance across our non-credit card verticals, including personal loans, wealth and insurance, which contributed to an increase in internet leads generation and marketing service income, as well as insurance commission income. The growth in these verticals was largely offset by slight decline in credit card-related internet leads generation and marketing service income, and other verticals’ events income, reflecting our focus across our core markets to shift away from lower-margin credit card volumes toward a higher-quality diversified revenue mix and the high base effect set during 2024 with significant marketing and customer acquisition spending to expand market share in our core markets.

Philippines

Revenue in the Philippines decreased by US$5.5 million to US$7.4 million for the year ended December 31, 2025, compared to US$12.8 million for the year ended December 31, 2024. The decrease was primarily observed in our internet leads generation and marketing service income stream, driven by continued headwinds with a key provider, following the exit of Citibank’s operations in the region in 2024, which continued to affect the partner’s acquisition strategy. During 2025, we signed strategic partnerships with two of the top bank providers in the Philippines to expand the range of products offered and diversify our provider base, positioning the segment for a recovery in internet leads generation and marketing service income volumes.

 Taiwan

Revenue in Taiwan decreased by US$1.1 million to US$4.0 million for the year ended December 31, 2025, compared to US$5.1 million for the year ended December 31, 2024. This decrease reflects a disciplined pivot across our product verticals to enhance the Group’s margin profile, primarily resulting in lower internet leads generation and marketing service income from targeted volume reductions. We have intentionally transitioned away from the broad market-share expansion of 2024 in favor of a more selective, profitability-focused approach to customer acquisition.

Segment Profit/(Loss):

Segment profit/(loss) comprises allocated cost and expenses such as cost of revenue, advertising and market expenses and other segment costs and expenses. The following table provides a breakdown of our segment profit/(loss) for the years indicated:

	For the Year Ended December 31,
	2025	2024	2023
Segment Profit/(Loss)	(US$ in thousands)
Hong Kong	1,559	(2,586)	681
Singapore	(87)	(6,501)	(1,580)
Philippines	(1,662)	(1,726)	769
Taiwan	(110)	(1,332)	(826)
Malaysia(1)	-	(553)	(486)
Other Asia(1)	-	-	(106)

Note:

(1)	We ceased our operations in Thailand in 2022 and our consumer-facing operations in Malaysia in the third quarter of 2024 to strategically invest and consolidate our business to key markets with high growth potential.

Hong Kong

Hong Kong reported a segment profit of US$1.6 million for the year ended December 31, 2025, compared to a segment loss of US$2.6 million for the year ended December 31, 2024. The improvement resulted from a combination of favorable product mix shifts toward higher-margin offerings and continued cost discipline as we transitioned away from the market-share expansion strategy to focus on profitability. By leveraging our established market position, we successfully reduced our overall expense profile while maintaining top-line growth.

Singapore

Singapore reported a segment loss of US$0.1 million for the year ended December 31, 2025, compared to a segment loss of US$6.5 million for the year ended December 31, 2024. This 99% reduction in segment loss was primarily achieved by a comprehensive optimization of our cost structure, which resulted in significant double-digit percentage decreases in both cost of revenue and operating expenses. During the second half of 2024 in our core markets, we strategically transitioned away from the market-share expansion strategy to focus on profitability. These efficiencies, combined with stable revenue performance, demonstrate the improved scalability of our Singapore operations.

Philippines

The Philippines segment showed a 4% year-over-year improvement, reporting a segment loss of US$1.7 million for the year ended December 31, 2025, consistent with the loss for the year ended December 31, 2024. This result reflects our transition to prioritize profitability and margins despite commercial headwinds with a key provider. The decrease in revenue in the segment was effectively offset by significant reductions in our operational cost base, positioning the segment for long-term financial health.

Taiwan

Taiwan significantly narrowed its segment loss to US$0.1 million for the year ended December 31, 2025, from a segment loss of US$1.3 million for the year ended December 31, 2024. This 92% improvement highlights our successful pivot toward unit profitability. Despite a strategic reduction in Taiwan’s revenue, the segment’s profit / loss benefited from a substantial reduction in the cost of customer acquisition and more efficient resource allocation across the segment.

Non-IFRS Financial Measures and Key Performance Metrics

In this annual report, we have included Adjusted EBITDA, a key non-IFRS financial measure used by our management and board of directors in evaluating our operating performance and making strategic decisions regarding capital allocation. We believe that this measure provides investors with greater comparability of our operating performance without the effects of unusual, non-repeating or non-cash adjustments.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Some of these limitations are:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted EBITDA does not reflect any expenses related to the Business Combination; and

●	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces their usefulness as a comparative measure.

For a reconciliation of Adjusted EBITDA to loss for the year, the most directly comparable IFRS measure, see “Item 3. Key Information—A. Selected Financial Data—Non-IFRS Financial Measures”.

In 2025, we made significant progress on our pivot to profitability, improving revenue quality by scaling our higher-margin Insurance and Wealth verticals, expanding margins, and tightening operating discipline. Accordingly, Adjusted EBITDA improved from negative US$23.7 million for the year ended December 31, 2024 to negative US$6.4 million for the year ended December 31, 2025. This is consistent with our stated objectives of demonstrating a consistent recovery pattern built on healthy unit economics rather than the volume-driven growth we saw prior to our operating model reset in 2024 and structurally reshaping our cost base. We plan to continue diversifying our revenue as we invest in higher margin verticals such as insurance and wealth, expanding partnerships with providers, broadening our product offerings and improving profitability.

Adjusted EBITDA decreased from negative US$6.8 million in 2023 to negative US$23.7 million in 2024, largely attributable to strategic investments in marketing and customer acquisition, as well as increased operating costs associated with being a public company. We initiated an aggressive growth strategy to expand our footprint and capture market share by increasing reward spending and marketing campaigns.

In addition to Adjusted EBITDA, we also track several key performance metrics in our key markets through our internal analytics systems in managing our business, as shown in the following tables.

	For the Year Ended December 31, 2025
	(in millions, except for percentages)
Monthly Unique Users(1,2)
Singapore	1.1	22.0%
Hong Kong	1.1	22.3%
Taiwan	1.6	31.8%
Philippines	1.2	23.8%
Total	5.1	100.0%

Traffic(1,3)
Singapore	12.0	18.9%
Hong Kong	15.1	23.7%
Taiwan	21.2	33.3%
Philippines	15.4	24.2%
Total	63.7	100.0%

	As of December 31,
	2025		2024		2023
	(in millions, except for percentages)
MoneyHero Group Members(4,5)
Singapore	1.4	15.0%	1.2	17.2%	1.2	22.1%
Hong Kong	1.0	10.2%	0.8	11.4%	0.7	13.0%
Taiwan	0.4	4.2%	0.3	4.8%	0.3	4.8%
Philippines	6.7	70.6%	4.8	66.6%	2.9	55.3%
Malaysia	—	—%	—	—%	0.3	4.8%
Total	9.4	100.0%	7.3	100.0%	5.3	100.0%

Notes:

(1)	Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: Monthly Unique Users, Traffic, and Clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for Monthly Unique User, Traffic, and Clicks for periods prior to July 1, 2024.

(2)	We define a Monthly Unique User as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user. This metric provides investors with insight into our market penetration and the breadth of our audience. Management uses this data to refine our content and product discovery tools, with the goal of increasing user loyalty and driving higher conversion rates from unique visitors into active product applicants.

(3)	We define Traffic as the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source. Traffic is a key indicator for investors of the overall engagement volume and frequency of use of our platforms. Management utilizes this metric to analyze the efficiency of our acquisition funnel and to optimize our marketing spend toward high-ROI organic and paid channels that deliver users with the highest intent to transact.

(4)	We define MoneyHero Group Members as (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated. This metric is useful to investors as it identifies our core base of registered users who have established a direct relationship with our platforms. Management uses this data to evaluate the scale of our market reach and to improve our AI-driven personalization. By understanding member behavior, we can provide more accurate financial recommendations, which encourages repeat use of our services and increases the long-term value of each user relationship.

(5)	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to December 31, 2024, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

	For the Year ended December 31,
	2025	2024	2023
	(in thousands)
Clicks(1,2)	7,650	N/A	N/A
Applications(3,5,6)	1,664	1,858	1,713
Approved Applications(4,5,6)	703	790	636

Notes:

(1)	Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: Monthly Unique Users, Traffic, and Clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for Monthly Unique User, Traffic, and Clicks for periods prior to July 1, 2024.

(2)	We define Clicks as the sum of unique clicks by product vertical on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

(3)	We define Applications as the total number of product applications submitted by users and confirmed by our commercial partners. Management uses this metric to assess the conversion efficiency of our platforms and the effectiveness of our marketing strategies in driving users toward the final stages of the transaction funnel.

(4)	We define Approved Applications as the number of applications that have been approved and confirmed by our commercial partners. Management utilizes this data to evaluate the quality and success rate of applications facilitated through our platforms, which is critical to our success-based fee model and our ability to align user demand with our commercial partners’ underwriting standards.

(5)	The number of Applications and Approved Applications disclosed are based on the data available to us as of the date of the annual report. Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.

(6)	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to December 31, 2024, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

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

B. Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity have been cash generated from operating activities and cash received in the Business Combination. As of December 31, 2025, we had cash and cash equivalents of US$31.2 million, which are primarily held in U.S. dollars, Hong Kong dollars, Singapore dollars, Philippines pesos, and New Taiwan dollars. Our cash and cash equivalents primarily consist of bank deposits.

Our capital expenditures amounted to US$0.9 million in the year ended December 31, 2025, US$1.7 million in 2024 and US$2.2 million in 2023, respectively. These capital expenditures are primarily related to investments in the development of our technology platform. We expect to continue to make capital expenditures to meet the expected growth and scaling of our business.

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

The following table sets forth our cash flows for the years presented:

	For the Year Ended December 31,
	2025	2024	2023
	(US$ in thousands)
Net cash flows used in operating activities	(10,249)	(24,888)	(17,043)
Net cash flows used in investing activities	(258)	(257)	(1,342)
Net cash flows (used in)/from financing activities	(725)	(722)	63,062
Net (decrease)/increase in cash and cash equivalents	(11,232)	(25,867)	44,677
Cash and cash equivalents at the beginning of the year	42,522	68,641	24,078
Effect of foreign exchange rate changes, net	(105)	(253)	(113)
Cash and cash equivalents at the end of the year	31,185	42,522	68,641

Operating Activities

Net cash used in operating activities was US$10.2 million for the year ended December 31, 2025, while our net loss for the same period was US$5.2 million. The difference was primarily driven by non-cash adjustments or non-operating items and movements in working capital which have been supplemented through our cash position. Non-cash items or non-operating adjustments included net unrealized foreign exchange difference gain of US$4.8 million, which reflected the weakening of the U.S. dollar against local currencies during the period, and was partially offset by written off/impairment of intangible assets of US$1.2 million, equity-settled share-based payment expense of US$1.3 million and amortization and depreciation of US$1.0 million. Net working capital movements accounted for US$3.4 million use of cash, primarily resulting from an increase in accounts receivable and contract assets due to the timing of revenue recognition and billings, which was partially offset by a decrease in prepayments and an increase in accounts payable.

Net cash used in operating activities was US$24.9 million for the year ended December 31, 2024, while our net loss for the same period was US$37.8 million. The difference was primarily due to adjustments for non-cash items or non-operating items, including amortization and depreciation of US$4.0 million, written off/impairment of intangible assets of US$4.5 million, net unrealized foreign exchange loss of US$4.2 million, equity-settled share-based payment expense of US$3.2 million, partially offset by interest income of US$1.5 million, gain on disposal of assets in Malaysian operations of US$0.6 million and changes in fair value of financial instruments of US$0.4 million. Additionally, we saw a net working capital inflow of US$0.7 million. This was primarily driven by favorable movements in our trade cycle, including a combined decrease in accounts receivable and contract assets of US$7.2 million resulting from intensified collection efforts and the timely conversion of unbilled work into cash. These inflows were largely offset by a US$5.6 million increase in prepayments and a US$2.3 million decrease in accounts and other payables, the latter of which was driven by the settlement of accrued marketing and reorganization-related obligations.

Investing Activities

Net cash used in investing activities was US$0.3 million for the year ended December 31, 2025, which primarily resulted from additions to intangible assets of US$0.7 million, representing capitalized development costs for our technology platform, purchase of property and equipment of US$0.1 million, partially offset by interest received of US$0.6 million, reflecting lower average cash balances.

Net cash used in investing activities was US$0.3 million for the year ended December 31, 2024, which primarily resulted from additions to intangible assets of US$1.4 million, representing cash spent but capitalized in relation to the development of our technology platform, purchase of property and equipment of US$0.3 million, partially offset by interest received of US$1.5 million.

Financing Activities

Net cash used in financing activities amounted to US$0.7 million for the year ended December 31, 2025, which resulted from lease payments of US$0.7 million for our office facilities.

Net cash used in financing activities amounted to US$0.7 million for the year ended December 31, 2024, which resulted from lease payments of US$0.7 million for our office facilities.

Recent Accounting Pronouncements

For a discussion on certain revised IFRS accounting policies recently adopted, see note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Technology” and “— Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Danny Leung	44	Interim Chief Executive Officer and Chief Financial Officer
Kenneth Chan	58	Director and Chairman of the Board
Derek Fong	45	Director and Chief Innovation Officer
Rohith Murthy	44	Director
Steven Teichman	58	Director
Marc Syz	44	Director
Susanna Lee	61	Director
Daniel Wang	55	Director
Wallace Pai	57	Director
Shravan Thakur	50	Chief Commercial Officer

Danny Leung, Interim Chief Executive Officer and Chief Financial Officer. Mr. Leung joined MoneyHero in 2024 as the Company’s Group Director of Finance, charged with helping to build and manage the Company’s financial systems. He was appointed Chief Financial Officer in October 2025 and Interim Chief Executive Officer in April 2026. Prior to joining MoneyHero, Mr. Leung was the Senior Financial Controller of Marga Group, where he worked closely with the Chairman and CEO to oversee financial operations and drive growth within the telecommunications and property development sectors. Before Marga Group, Mr. Leung was a Financial Controller with Kontafarma China Holdings Ltd, where he helped the business expand through numerous successful acquisitions. He started his career as Internal Audit Manager with Lee Kum Kee, and earlier as an Audit Manager with the global consulting firm, Deloitte Touche Tohmatsu. Mr. Leung holds an MBA from the University of Hong Kong and a B.B.A. from the University of Toronto.

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

Rohith Murthy, Director. Mr. Murthy joined the MoneyHero Group in March 2015 and previously served as our Country Manager for Singapore, Group General Manager, Chief Product Officer, Chief Business Officer and Chief Executive Officer. Mr. Murthy concluded his tenure as Chief Executive Officer in April 2026. Mr. Murthy is a seasoned global executive, innovator, and financial services expert with over 20 years of experience in product innovation, digital banking, and operations. Prior to his numerous executive roles with MoneyHero, Mr. Murthy has held significant leadership roles at Citi, Siam Commercial Bank and Standard Chartered Bank, working across Singapore, Thailand, and Central and Eastern Europe.

Mr. Murthy holds a bachelor’s degree in Computer Engineering from the National University of Singapore.

Steven Teichman, Director. Mr. Teichman has served as the General Counsel of Pacific Century since 2017 and is also a Managing Director of HeronView Partners, a global asset manager and affiliate of Pacific Century. He was formerly a partner in the New York office of White & Case LLP where he worked from 2002 to 2012, advising clients on a range of corporate transactions, including domestic and international mergers and acquisitions and related financings. He also structured joint ventures and venture capital transactions and formed private equity funds. Prior to joining White & Case, Mr. Teichman worked almost 10 years at Simpson Thacher & Bartlett in New York. His work at his previous law firms included representing many Fortune 500 companies and private equity firms.

Mr. Teichman received his Bachelor of Arts degree from Yeshiva University and his J.D. degree from the New York University School of Law.

Marc Syz, Director. With over 19 years of investment experience, Mr. Syz is a managing partner of BYZ partners, an alternative investment specialist. He was the co-founder and Managing Partner of Syz Capital and led Syz Capital’s direct investments and part of the firm’s executive and investment committees. Prior to that, Mr. Syz was a Managing Director at ACE & Company, a global co-investment group, where he led the Asian, Hong Kong-based expansion for the group and managed several investment portfolios focusing on Europe and Asia. Mr. Syz has also previously worked as the Head of Capital Markets & Equity Sales at Union Bancaire Privée in Geneva and as a derivatives trader at Credit Suisse First Boston in the Structured Products division. Mr. Syz has a broad expertise in capital markets, asset management and alternative investments across geographies and holds an Executive MBA from INSEAD.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2025, we incurred an aggregate of approximately US$0.9 million in cash compensation and benefits in kind to our directors and executive officers as a group, including compensation accrued and not yet paid relating to year-end bonuses. We have not set aside or accrued any amount to provide pension, retirement or similar benefits to our directors or officers. For information regarding share awards granted to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan” below.

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

As of the date of this annual report, an aggregate of 194,085 options have been granted to our directors and executive officers, which consist of 194,085 outstanding options held by Rohith Murthy with a per-share exercise price of US$0.0003 and an expiration date of January 1, 2033 (subject to earlier expiration), which are exercisable for 194,085 Class A Ordinary Shares at the holder’s discretion. In addition, as of the date of this annual report 71,209 in restricted stock units (“RSUs”) have been granted to our directors and executive officers. The restricted shares granted as RSUs are Class A ordinary shares, issued without a subscription price. These shares are subject to vesting restrictions determined by the employee’s grade and position.

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

Compensation Committee

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee consists of Susanna Lee, Daniel Wang, Kenneth Chan, and Derek Fong. Susanna Lee serves as chairperson of the committee. Each of Daniel Wang and Susanna Lee is independent under the corporate governance rules of Nasdaq.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Derek Fong, Daniel Wang, Kenneth Chan and Susanna Lee. Derek Fong serves as chairperson of the committee. Each of Daniel Wang and Susanna Lee is independent under the corporate governance rules of Nasdaq.

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

D. Employees

As of December 31, 2025, we had 240 full-time employees. The following table sets forth the number of our employees categorized by function and geographic region:

Function:	As of December 31, 2025
Commercial	20
Marketing	31
Technology	8
Product	12
Operations	88
Other Corporate Functions	81
Total	240

Geographic Region:	As of December 31, 2025
Singapore	42
Hong Kong	47
Taiwan	20
Philippines	95
Malaysia	36
Total	240

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2026 by:

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

To our knowledge, as of March 31, 2026, 14,928,359 Class A Ordinary Shares, or 47.9% of the total outstanding Class A Ordinary Shares, were held by three record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of March 31, 2026, 594,946 Class B Ordinary Shares representing 4.5% of the total issued and outstanding Class B Ordinary Shares, were held by one record holder in the United States.

The percentage of our Shares beneficially owned is computed on the basis of 31,178,380 Class A Ordinary Shares, 13,254,838 Class B Ordinary Shares and 2,407,575 Preference Shares issued and outstanding as of March 31, 2026. Each Class B Ordinary Share is convertible into an equal number of Class A Ordinary Share at any time at the option of the holder thereof (as adjusted for share subdivisions, share consolidations and similar transactions). Each Class B Ordinary Share is entitled to ten votes on all matters subject to a poll vote at our general meetings. Each Preference Ordinary Share is convertible into a number of Class A Ordinary Shares at any time at the option of the holder thereof at a ratio set forth in the Articles. Each Preference Share is entitled to a number of votes equal to the number of Class A Ordinary Shares (rounded down to the nearest whole number) into which such Preference Share is convertible as of the record date for such vote or, if there is no specified record date, as of the date of such vote.

	Number of Class A Ordinary Shares Beneficially Owned(1)	Percentage of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Class B Ordinary Shares Beneficially Owned	Number of Preference Shares Beneficially Owned	Percentage of Preference Shares Beneficially Owned	Percentage of Total Outstanding Shares Beneficially Owned	Percentage of Total Voting Power Beneficially Owned
Principal Holders
Bridgetown LLC(2)	6,901,775	18.3%	13,254,838	100.0%	—	—	37.8%	80.8%
Enterprise Innovation Holdings Limited(3)	10,446,054	30.4%	—	—	1,692,419	70.3%	24.2%	7.2%
PCCW Media International Limited(4)	6,577,459	21.1%	—	—	—	—	14.0%	4.0%
Daniel Wong(5)	1,600,000	5.1%	—	—	—	—	3.4%	*
Jonathan Honig(6)	2,941,000	9.4%					6.3%	1.8%
Directors and Officers†
Danny Leung(7)	11,760	—	—	—	—	—	—	—
Kenneth Chan(8)	218,140	*	—	—	—	—	*	*
Derek Fong(9)	218,140	*	—	—	—	—	*	*
Rohith Murthy(10)	267,911	*	—	—	—	—	*	*
Marc Syz(11)	227,150	*	—	—	—	—	*	*
Susanna Lee(12)	218,140	*	—	—	—	—	*	*
Daniel Wang(13)	218,140	*	—	—	—	—	*	*
Wallace Pai(14)	120,502	*	—	—	—	—	*	*
Steven Teichman(15)	152,248	*	594,946	—	—	—	*	*
Shravan Thakur(16)	121,741	*	—	—	—	—	*	*
Directors and executive officers as a group (ten individuals)	1,773,872	5.7%	—	—	—	—	3.8%	1.1%

Notes:

†	Except as indicated otherwise below, the business address of our directors and executive officers is 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore.

*	Less than 1%.

(1)	Including Class A Ordinary Shares that the person has the right to acquire within 60 days following March 31, 2026 through the exercise of any options, warrants or other right, but not including any Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares or Preference Shares.

(2)	Represents (i) 451,839 Class A Ordinary Shares and 12,659,892 Class B Ordinary Shares directly held by Bridgetown LLC (“Sponsor”), (ii) 6,449,936 Class A Ordinary Shares issuable to Sponsor upon the exercise of warrants to purchase Class A Ordinary Shares, and (iii) 594,946 Class B Ordinary Shares that are subject to potential transfer by Steven Teichman to Sponsor for no consideration. Sponsor is a Cayman Islands limited liability company, the ultimate beneficial owner of which is Mr. Richard Tzar Kai Li (“Mr. Li”). Mr. Li, by virtue of his indirect ownership of Sponsor, may be deemed to beneficially own the aforementioned ordinary shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of Sponsor is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(3)	Represents (i) 7,212,571 Class A Ordinary Shares and 1,692,419 Preference Shares directly held by Enterprise Innovation Holdings Limited (“EIHL”) and (ii) 3,233,483 Class A Ordinary Shares issuable to EIHL upon the exercise of warrants to purchase Class A Ordinary Shares. EIHL is a member of the FWD group. Mr. Li, by virtue of his indirect majority ownership of the FWD group, may be deemed to beneficially own the aforementioned ordinary shares, preference shares and warrants. Mr. Li disclaims beneficial ownership of the aforementioned ordinary shares, preference shares and warrants other than to the extent of any pecuniary interest in such securities. The business address of EIHL is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(4)	Represents 6,577,459 Class A Ordinary Shares directly held by PCCW Media International Limited (“PMIL”). PMIL is a wholly-owned subsidiary of PCCW Limited, the shares of which are listed in Hong Kong. The board of directors of PCCW Limited has voting and investment power over the aforementioned ordinary shares. Based on the public disclosure of PCCW Limited, Mr. Li is the Chairman and an Executive Director of PCCW Limited. Mr. Li is the founder of certain trusts, including discretionary trusts in which he can influence how the trustees of such trusts exercise discretion. Through other entities that he directly or indirectly owns, and the trusts, Mr. Li has an interest in an aggregate of 2,464,133,358 shares of PCCW Limited (representing approximately 31.83% of PCCW Limited). The board of directors of PCCW Limited consists of Mr. Li, Susanna Hon Hing Hui, Edmund Sze Wing Tse, GBS, Shusen Meng, Fang Wang, David Zhe Wei, Aman Mehta, Frances Waikwun Wong, Bryce Wayne Lee, Lars Eric Nils Rodert, David Christopher Chance and Sharhan Mohamed Muhseen Mohamed. The business address of PMIL is 41st Floor, PCCW Tower, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(5)	Represents 1,600,000 Class A Ordinary Shares held by Daniel Wong pursuant to the Schedule 13G filed with the SEC on February 2, 2024, disclosing the number of shares as of December 31, 2023. The business address of Daniel Wong is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

(6)	Consists of 2,941,000 Class A Ordinary Shares held with shared dispositive power between Jonathan Honig and Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 pursuant to the Schedule 13G filed with the SEC on April 22, 2026, disclosing the number of shares as of March 31, 2026. The principal business address for Jonathan Honig is 5825 Windsor Court, Boca Raton, FL 33496.

(7)	Represents 11,760 Class A Ordinary Shares held by Mr. Leung indirectly through the Company’s Equity Plan administrator.

(8)	Represents 218,140 Class A Ordinary Shares held by Mr. Chan indirectly through the Company’s Equity Plan administrator.

(9)	Represents 218,140 Class A Ordinary Shares held by Mr. Fong indirectly through the Company’s Equity Plan administrator.

(10)	Represents (i) 1,536 Class A Ordinary Shares directly held by Mr. Murthy, (ii) 11,607 Class A Ordinary Shares issuable to Mr. Murthy upon the exercise of warrants to purchase Class A Ordinary Shares, (iii) 194,085 Class A Ordinary Shares underlying the same number of options, which are exercisable at Mr. Murthy’s option and (iv) 60,683 Class A Ordinary Shares held indirectly through the Company’s Equity Plan administrator.

(11)	Represents 9,010 Class A Ordinary Shares held by Mr. Syz and 218,140 Class A Ordinary Shares held indirectly through the Company’s Equity Plan administrator. Mr. Syz’s business address is Dreikönigstrasse 12, 8027 Zürich.

(12)	Represents 218,140 Class A Ordinary Shares held by Ms. Lee indirectly through the Company’s Equity Plan administrator.

(13)	Represents 218,140 Class A Ordinary Shares held by Mr. Wang indirectly through the Company’s Equity Plan administrator.

(14)	Represents 120,502 Class A Ordinary Shares held by Mr. Pai indirectly through the Company’s Equity Plan administrator.

(15)	Represents 152,248 Class A Ordinary Shares held by Mr. Teichman indirectly through the Company’s Equity Plan administrator and 594,946 Class B Ordinary Shares that are subject to potential transfer by Steven Teichman to Bridgetown LLC for no consideration following the Closing Date.

(16)	Represents 121,741 Class A Ordinary Shares held by Mr. Thakur indirectly through the Company’s Equity Plan administrator.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Affiliated Entities

Certain of our subsidiaries in Singapore and Hong Kong have entered into agreements with FWD Singapore Pte. Ltd., IPP Financial Advisers Pte. Ltd., Bolttech Insurance (Hong Kong) Company Limited and EJ Media Lab Ltd, for displaying certain of their products on our platforms, facilitating the purchase of such products by our users, and providing certain advertising services and insurance brokerage services to these entities. For the years ended December 31, 2025, 2024 and 2023, revenues generated from these entities were approximately US$0.8 million, US$1.3 million and US$0.9 million, respectively. As of December 31, 2025 and December 31, 2024, accounts receivables from these entities were approximately US$0.2 million and US$0.1 million, respectively. Additionally, certain of our subsidiaries in Hong Kong have entered into agreements with Hong Kong Telecommunications (HKT) Ltd and EJ Media Lab Ltd for procurement of goods and services, resulting in cost of revenue of approximately US$0.7 million, US$1.4 million and US$0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. All these entities are affiliates of Mr Li, who beneficially owns over 10% of our voting power.

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

U.S. Federal Income Tax Considerations to U.S. Holders

General

The following is a general discussion of certain material U.S. federal income tax considerations applicable to the ownership and disposition of Class A Ordinary Shares by U.S. Holders (as defined below). This discussion is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax considerations described below; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

A non-U.S. corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill and other intangibles, we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our Class A Ordinary Shares, which may change from time to time. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Ordinary Shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency, credit and liquidity risks in the ordinary course of our business. For more information about financial risks to which we are exposed, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in us incurring a financial loss. We are exposed to credit risk from our operating and financing activities, which arises principally from our accounts receivable and cash and cash equivalents. We trade mainly with recognized and creditworthy third parties. Our trading terms with customers are mainly on credit. The credit period is generally one to three months. Customers who wish to trade on credit terms are normally subject to credit verification procedures. Receivable balances are monitored on an ongoing basis. As of December 31, 2025 and 2024, we had accounts receivable of US$18.7 million and US$13.5 million, respectively.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates. As we operate in several markets in Greater Southeast Asia, we are exposed to foreign exchange risk arising from foreign currency transactions. Our operating units may have financial instruments denominated in currencies other than their respective functional currencies and are therefore exposed to foreign currency risk, as the value of the financial instruments denominated in other currencies will fluctuate due to changes in exchange rates. We do not hedge foreign currency exposures. Our senior management monitors and manages our foreign currency risk exposure position on an ongoing basis. For an analysis of the sensitivity of our loss before tax to possible changes in the foreign exchange rates of the Singapore dollar, New Taiwan dollar, Malaysian ringgit, Philippine peso, Thai baht and Indonesian rupiah against United States dollars, see note 30 to audited consolidated financial statements included elsewhere in this annual report.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. In order to manage our liquidity risk and ensure that there are adequate funds to meet our liquidity requirements in the short and longer terms, we monitor our risk to shortage of funds and regularly evaluate the maturity of both our financial liabilities and financial assets and projected cash flows from operations. As of December 31, 2025 and 2024, we had current liabilities of US$36.8 million and US$32.1 million, respectively, primarily consisting of accounts and other payable and warrant liabilities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Interim Chief Executive Officer, who is also our Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our Interim Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025, because of a material weakness in our GITCs and system control for information systems relevant to the preparation of our consolidated financial statements. These GITCs and system control deficiencies are related to:

●	Change management controls, while we have established “Information Security Policy” to govern the change management process, the policy does not provide detailed procedures or standard operating guidelines;

●	Access controls, including system security settings not in compliance with our access control and password policies; insufficient user account management over access provisioning and deprovisioning; and inadequate user profile reviews and privileged account access log reviews controls for our financial accounting and key operation systems;

●	Insufficient monitoring over vendor performance and access within our financial accounting system; and

●	Inappropriate segregation of duties in controls over the approval of journal entries in our financial accounting system.

During the year ended December 31, 2025, we successfully remediated the material weaknesses previously identified in 2024 regarding (i) the lack of sufficient accounting and financial reporting personnel and (ii) the lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. We resolved these issues by hiring additional qualified finance and accounting professionals with public company experience and formalizing our financial reporting processes and internal control manuals. Management has concluded that these measures have significantly strengthened our internal control environment and that these specific weaknesses have now been remediated.

We have initiated a series of measures to address the remaining identified material weakness, which relates to our ineffective information technology general controls in the area of program change and user access management over the financial accounting system, such as designing and implementing GITCs and system control, including:

●	Improving our controls over program change management, developing formalized procedural manual or standard operating guidelines which providing detailed procedures and defined steps over the change management process covering different types of changes;

●	Enhancing access controls in our financial accounting and key operation systems, covering areas on system security settings, user provisioning, user deprovisioning, user profile review and periodic privileged account access logs review;

●	Enhancing our monitoring over vendor performance and access in our financial accounting system; and

●	Enhancing system control in our financial accounting system, and adopting manual detective control to strengthen the controls over segregation of duties for the approval of journal entries.

The material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We are working to remediate the material weakness as efficiently and effectively as possible.

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

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness and have initiated a series of measures to address the identified material weakness as mentioned above.

We intend to remediate this material weakness and expect that we will incur certain costs for implementing our remediation measures. However, there is no guarantee that these measures will be effective in addressing the material weakness identified or that we may conclude in the future that this material weakness has been fully remediated.

As such remediation measures were not fully implemented, management has determined that the material weakness still existed as of December 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

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

D. Changes in Internal Control Over Financial Reporting

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

We intend to disclose any amendment to our Code of Ethics or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2025, we did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young (“EY”), our principal external auditors before December 5, 2025 and Deloitte Touche Tohmatsu (“Deloitte”), our principal external auditors after December 5, 2025. We did not pay any other fees to our auditors during the period indicated below.

	For the Year Ended December 31,
	2025	2024
	US$
Audit fees - Deloitte(1)	184,500	-
Audit fees - EY(1)	257,690	1,528,176
Audit-related fees - Deloitte(2)	31,250	-
Audit-related fees - EY(2)	-	-
Tax fees - Deloitte(3)	-	-
Tax fees - EY(3)	-	63,109
All other fees - Deloitte(4)	144,532	-
All other fees - EY(4)	-	-
Total	617,972	1,591,285

Notes:

(1)	Represents the aggregate fees billed for the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and limited review procedures of quarterly financial results.

(2)	Represents the aggregate fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

(3)	Represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

(4)	Represents the aggregate fees billed for professional services rendered for financial and tax due diligence services.

The policy of our audit committee is to pre-approve all audit and other services provided by Deloitte as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 1, 2025, the Audit Committee of the Board of Directors approved the dismissal of EY as the Company’s independent registered public accounting firm, effective December 5, 2025, and the proposed appointment of Deloitte as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025. Deloitte was formally engaged on December 5, 2025.

The reports of EY on the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, contained no adverse opinion or disclaimer of opinion.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent period through December 5, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in EY’s reports on the consolidated financial statements of the Company for such years, and (ii) no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, other than the following:

●	The material weaknesses reported in the Company’s 2024 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on May 6, 2025, specifically, the three material weaknesses in the Company’s internal control over financial reporting that were identified as of December 31, 2024 and arose from (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of International Financial Reporting Standards (“IFRS”) and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements, and (iii) ineffective information technology general controls in the area of program change and user access management over the financial accounting system.

●	The material weaknesses reported in the Company’s 2023 annual report on Form 20-F filed with the SEC on April 29, 2024, specifically, the two material weaknesses in the Company’s internal control over financial reporting that were identified as of December 31, 2023 and arose from (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge, skills and experience in the application of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

The Company provided EY with a copy of the disclosures made in the current report on Form 6-K filed on December 5, 2025, and requested that EY furnish the Company with a letter addressed to the SEC stating whether or not EY agrees with the disclosures made therein and, if not, stating the respects in which EY does not agree. A copy of EY’s letter to the SEC, dated December 5, 2025, was furnished in the current report on Form 6-K filed on December 5, 2025.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent period through December 5, 2025, neither the Company nor anyone on its behalf consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein), or (iii) any reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq’s listing rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements. As of March 31, 2026, Sponsor, the sole member of which is indirectly wholly owned by Mr. Li, directly held 37.8% of the equity interest and 80.8% of the voting power in our Company (not taking into account any Class A Ordinary Shares issuable upon exercise of Sponsor Warrants). As a result of Sponsor’s majority voting power, which gives it the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this prospectus), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Therefore, we have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. We currently do not intend to take advantage of these exemptions, subject to application of our home country corporate governance practices as outlined below. However, we cannot guarantee that this may not change going forward. For more details on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.”

Furthermore, we qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring 10% shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. For more details on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities— We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to United States domestic public companies.”

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

We have developed a cybersecurity threat defense system designed to address both internal and external material threats. Depending on the environment, systems, and data at issue, this system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response and countermeasures. We strive to manage cybersecurity risks through various means, such as technical safeguards, procedural requirements, monitoring our corporate network, testing of certain aspects of our security posture internally, an incident response program and periodic cybersecurity awareness training for employees. Our IT department regularly monitors the performance of platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

At the management level, we have established a cyber security steering committee, which consists of the Interim Chief Executive Officer and Chief Financial Officer (who has 10 years of executive leadership experience at multiple public companies), Chief Commercial Officer (who has 12 years of executive experience at a major public financial services company), the General Counsel (who brings over 10 years of experience advising public and fintech companies on regulatory risk, data-protection, and corporate-governance matters, and who provides legal and regulatory-risk oversight for the Group’s cyber-security strategy), Director of Technology and Product Operations (who has 12 years of experience in enterprise technology at multinational companies), and Associate Director of Information Security (who has over 12 years of experience in information security governance risk and compliance across various industries), and is chaired by the Associate Director of Information Security. Our Director of Technology and Product Operations and Associate Director of Information Security are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our cyber security steering committee reports to the board of directors on a periodic basis regarding its assessment, identification and management on material risks from cybersecurity threats that may occur in the ordinary course of our business operations. If a cybersecurity incident occurs, our information security office, together with relevant members of the internal security incident response team, will organize relevant personnel for internal assessment and, depending on the situation, may seek the opinions of external experts and/or legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, the investigation and assessment results will be reported by the cyber security steering committee to the audit committee and/or the board of directors who will provide assistance on determining the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, the cyber security steering committee will prepare disclosure materials for review and approval by the board of directors before it is disseminated to the public.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of MoneyHero Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
2.1	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.1 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
2.2	Form of specimen share certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.3	Form of specimen warrant certificate of Public Warrants and Sponsor Warrants (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.4	Form of specimen warrant certificate of Class A Warrants (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
2.7	Assignment, Assumption and Amendment Agreement, dated as of May 25, 2023, by and among Continental Stock Transfer & Trust Company, MoneyHero Limited and Bridgetown Holdings Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.1	Sponsor Support Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited and CompareAsia Group Capital Limited (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.2	Registration Rights Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, MoneyHero Limited and the undersigned parties listed as “Holders” thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.3	CGCL Class A Warrant Supplemental Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, CompareAsia Group Capital Limited and MoneyHero Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.4	Form of Class A Warrant Instrument (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)

4.5	2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
4.6	Form of Class A Warrant Agreement (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-274454) filed with the SEC on September 11, 2023)
4.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.6 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
12*	Certificate of the Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13**	Certificate by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu
15.2*	Consent of Ernst & Young
21.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F (File No. 001-41838) filed with the SEC on October 20, 2023)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F (File No. 001-41838) filed with the SEC on April 29, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MoneyHero Limited

	By:	/s/ Danny Leung
	Name:	Danny Leung
Date: April 30, 2026	Title:	Interim Chief Executive Officer and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MONEYHERO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MoneyHero Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MoneyHero Limited and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of loss and other comprehensive income/(loss), changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Hong Kong, The People’s Republic of China

April 30, 2026

We have served as the Company’s auditor since 2025.

Report of Former Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MoneyHero Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MoneyHero Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss and other comprehensive income/(loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young

Hong Kong, The People’s Republic of China

We have served as the Company’s auditor from 2015 to 2024

April 30, 2026

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Notes	2025	2024	2023
		US$	US$	US$

REVENUE	5	73,426,381	79,510,746	80,671,081

Cost and expenses:
Cost of revenue		(37,283,631)	(46,179,969)	(43,929,982)
Advertising and marketing expenses		(17,329,527)	(21,618,803)	(16,244,958)
Technology costs		(3,013,238)	(7,427,086)	(9,522,437)
Employee benefit expenses		(16,190,244)	(24,150,614)	(24,931,493)
General, administrative and other operating expenses		(10,425,177)	(15,542,864)	(16,725,243)
Foreign exchange differences, net		4,818,410	(4,783,117)	656,605

Operating loss		(5,997,026)	(40,191,707)	(30,026,427)

Other income/(expenses):
Other income	5	649,480	2,091,957	877,514
Share-based payment on listing	25	-	-	(67,027,178)
Finance costs	7	(53,853)	(25,472)	(19,028,007)
Changes in fair value of financial instruments	20	262,829	446,811	(57,333,432)

LOSS BEFORE TAX	6	(5,138,570)	(37,678,411)	(172,537,530)

Income tax expense	9	(40,405)	(108,928)	(62,983)

LOSS FOR THE YEAR		(5,178,975)	(37,787,339)	(172,600,513)

OTHER COMPREHENSIVE INCOME/(LOSS)

Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(4,943,869)	3,738,760	(820,391)

Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined benefit plan		73,931	11,731	(29,965)
Fair value loss on non-current financial asset	10	(56,000)	-	-

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		(4,925,938)	3,750,491	(850,356)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(10,104,913)	(34,036,848)	(173,450,869)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	32

Basic and diluted		(0.12)	(0.94)	(17.92)

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2025 AND 2024

	Notes	2025	2024
		US$	US$

NON-CURRENT ASSETS
Non-current financial asset	10	544,000	600,000
Intangible assets	11	625,859	1,017,983
Property and equipment	12	171,391	214,513
Right-of-use assets	13	934,434	743,807
Deposits	16	58,205	24,608
Total non-current assets		2,333,889	2,600,911

CURRENT ASSETS
Accounts receivable	14	18,745,572	13,537,896
Contract assets	15	17,898,042	11,825,444
Prepayments and other assets	16	6,254,573	10,148,983
Tax recoverable		42,820	63,052
Pledged bank deposits	17	185,146	185,336
Cash and cash equivalents	17	31,185,296	42,521,520
Total current assets		74,311,449	78,282,231

CURRENT LIABILITIES
Accounts and other payable	18	34,935,231	30,209,247
Warrant liabilities	20	1,130,168	1,392,997
Lease liabilities	13	702,287	441,878
Tax payable		1,962	32,069
Provisions	21	44,502	71,274
Total current liabilities		36,814,150	32,147,465

NET CURRENT ASSETS		37,497,299	46,134,766

TOTAL ASSETS LESS CURRENT LIABILITIES		39,831,188	48,735,677

NON-CURRENT LIABILITIES
Lease liabilities	13	239,677	293,672
Deferred tax liabilities	22	39,313	29,857
Provisions	21	141,489	185,274
Total non-current liabilities		420,479	508,803

NET ASSETS		39,410,709	48,226,874

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

AS AT DECEMBER 31, 2025 AND 2024

	Notes	2025	2024
		US$	US$
EQUITY
Issued capital	23	4,588	4,363
Reserves	26	39,406,121	48,222,511

TOTAL EQUITY		39,410,709	48,226,874

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Notes	Issued capital	Share premium	Capital, warrant and other reserves	Stock compensation reserve	Retirement benefit reserve	Investment revaluation reserve	Exchange fluctuation reserve	Accumulated losses	Total
		US$	US$	US$	US$	US$		US$	US$	US$

At January 1, 2025		4,363	369,275,100	12,090,545	37,629,848	51,161	-	5,383,945	(376,208,088)	48,226,874
Loss for the year		-	-	-	-	-	-	-	(5,178,975)	(5,178,975)
Other comprehensive income for the year:
Exchange differences on translation of foreign operations		-	-	-	-	-	-	(4,943,869)	-	(4,943,869)
Fair value loss on non-current financial asset		-	-	-	-	-	(56,000)	-	-	(56,000)
Remeasurement gains on defined benefit plan, net of tax		-	-	-	-	73,931	-	-	-	73,931

Total comprehensive loss for the year		-	-	-	-	73,931	(56,000)	(4,943,869)	(5,178,975)	(10,104,913)
Exercise of share options		34	867,780	-	(867,780)	-	-	-	-	34
Issuance of share for settlement upon vesting of restricted share units	24	191	1,885,376	-	(1,885,567)	-	-	-	-	-
Equity-settled share-based payment arrangements	24	-	-	-	1,288,714	-	-	-	-	1,288,714

At December 31, 2025		4,588	372,028,256	12,090,545	36,165,215	125,092	(56,000)	440,076	(381,387,063)	39,410,709

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Notes	Issued capital	Share premium	Capital, warrant and other reserves	Stock compensation reserve	Retirement benefit reserve	Exchange fluctuation reserve	Accumulated losses	Total
		US$	US$	US$	US$	US$	US$	US$	US$

At December 31, 2023 and at January 1, 2024		4,200	368,185,898	12,392,314	35,238,071	39,430	1,645,185	(338,420,749)	79,084,349
Loss for the year		-	-	-	-	-	-	(37,787,339)	(37,787,339)
Other comprehensive loss for the year:
Exchange differences on translation of foreign operations		-	-	-	-	-	3,738,760	-	3,738,760
Remeasurement losses on defined benefit plan, net of tax		-	-	-	-	11,731	-	-	11,731

Total comprehensive loss for the year		-	-	-	-	11,731	3,738,760	(37,787,339)	(34,036,848)

Exercise of share options		159	787,437	-	(787,437)	-	-	-	159
Issuance of share for settlement of long-term employee benefit	24	4	301,765	(301,769)	-	-	-	-	-
Equity-settled share-based payment arrangements	24	-	-	-	3,179,214	-	-	-	3,179,214

At December 31, 2024		4,363	369,275,100	12,090,545	37,629,848	51,161	5,383,945	(376,208,088)	48,226,874

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Notes	Issued capital	Share premium	Capital, warrant and other reserves	Stock compensation reserve	Retirement benefit reserve	Exchange fluctuation reserve	Accumulated losses	Total
		US$	US$	US$	US$	US$	US$	US$	US$

At January 1, 2023		2,020	148,113,631	23,747	30,967,747	69,395	2,465,576	(165,820,236)	15,821,880
Loss for the year		-	-	-	-	-	-	(172,600,513)	(172,600,513)
Other comprehensive loss for the year:
Exchange differences on translation of foreign operations		-	-	-	-	-	(820,391)	-	(820,391)
Remeasurement losses on defined benefit plan, net of tax		-	-	-	-	(29,965)	-	-	(29,965)

Total comprehensive loss for the year		-	-	-	-	(29,965)	(820,391)	(172,600,513)	(173,450,869)

Scrip dividend for Preference Shares	23	46	(46)	-	-	-	-	-	-
Shares issued pursuant to share-based payment arrangement		3	2,358,717	-	(2,358,720)	-	-	-	-
Shares issued upon exercise of Class C warrants	20, 23	2,718	51,347,266	-	-	-	-	-	51,349,984
Capital Reorganization - Share Exchange	1, 23	(3,317)	3,317	-	-	-	-	-	-
Repurchase and cancellation of Old Class A Ordinary Shares		-	(14,170)	-	-	-	-	-	(14,170)
Capital Reorganization - Shares issued to acquire net assets of Bridgetown (as defined in Note 1)	25	2,497	153,544,381	-	-	-	-	-	153,546,878
Reclassification of warrant liabilities	20	-	-	12,049,646	-	-	-	-	12,049,646
Shares issued for the settlement of expenses	23(d), 24	32	499,968	-	-	-	-	-	500,000
Shares issued upon the exercise of call option for loan notes	23(c)	201	12,332,834	-	-	-	-	-	12,333,035
Reclassification of liabilities for long-term employee benefits		-	-	318,921	-	-	-	-	318,921
Equity-settled share-based payment arrangements	24	-	-	-	6,629,044	-	-	-	6,629,044

At December 31, 2023		4,200	368,185,898	12,392,314	35,238,071	39,430	1,645,185	(338,420,749)	79,084,349

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Notes	2025	2024	2023
		US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(5,138,570)	(37,678,411)	(172,537,530)
Adjustments for:
Finance costs	7	53,853	25,472	19,028,007
Interest income	5	(581,768)	(1,478,436)	(872,503)
Gain on disposal of items of property and equipment, net	5	(1,438)	(7,068)	(3,690)
Depreciation of property and equipment	12	165,847	309,033	218,471
Depreciation of right-of-use assets	13(a)	743,146	712,003	743,956
Amortization of intangible assets	11	103,513	3,021,933	6,202,250
Written off /impairment of intangible assets	11	1,193,246	4,541,074	3,105,507
Equity-settled share-based payment expense	24	1,288,714	3,179,214	6,629,044
Other equity-settled transactions	24	-	-	500,000
Share-based payment on listing	25	-	-	67,027,178
Gain on disposal of assets in Malaysian operations	5	-	(600,000)	-
Changes in fair value of financial instruments, net	20	(262,829)	(446,811)	57,333,432
Other long-term employee benefits expense		-	-	109,702
Net benefit expenses recognised in defined benefit obligations	21	62,602	79,131	56,672
Unrealized foreign exchange difference, net		(4,800,870)	4,196,831	(895,392)
Impairment of other assets		316,113	-	-
Provision for expected credit loss, net of reversal	6	26,324	112,122	2,199

		(6,832,117)	(24,033,913)	(13,352,697)
(Increase)/decrease in accounts receivable		(4,854,581)	3,185,104	(7,396,057)
Decrease/(increase) in prepayments and other assets		3,681,682	(5,569,341)	(1,196,743)
(Increase)/decrease in contract assets		(6,093,362)	4,017,017	(4,759,157)
Increase/(decrease) in accounts and other payable		3,898,635	(2,340,190)	9,721,951
Payment for reinstatement of terminated lease		-	-	(33,977)

Cash used in operations		(10,199,743)	(24,741,323)	(17,016,680)
Interest paid	13(c)	(53,629)	(23,700)	(48,363)
Income tax (paid)/refunded		22,418	(49,149)	22,338
Retirement benefits paid under defined benefit obligation	21	(17,726)	(74,016)	-

Net cash flows used in operating activities		(10,248,680)	(24,888,188)	(17,042,705)

MONEYHERO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Notes	2025	2024	2023
		US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		574,844	1,467,357	859,454
Purchases of items of property and equipment	12	(122,643)	(337,508)	(117,337)
Proceeds from disposal of items of property and equipment		5,109	7,068	6,104
Placement of rental deposits		(51,861)	-	-
Additions to intangible assets		(663,955)	(1,397,149)	(2,097,621)
Placement of pledged bank deposits		190	3,409	7,138

Net cash flows used in investing activities		(258,316)	(256,823)	(1,342,262)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan notes		-	-	5,000,000
Proceeds from Capital Reorganization, net	25	-	-	91,513,464
Settlement of loan notes		-	-	(32,720,827)
Principal portion of lease payments		(724,633)	(721,892)	(730,908)
Proceeds received from the exercise of share options		34	159	-

Net cash flows (used in)/from financing activities		(724,599)	(721,733)	63,061,729

NET (DECREASE)/INCREASEIN CASH AND CASH EQUIVALENTS		(11,231,595)	(25,866,744)	44,676,762
Cash and cash equivalents at beginning of year		42,521,520	68,641,016	24,077,695
Effect of foreign exchange rate changes, net		(104,629)	(252,752)	(113,441)

CASH AND CASH EQUIVALENTS AT END OF YEAR		31,185,296	42,521,520	68,641,016

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION

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

Capital Reorganization

The Capital Reorganization (see note 25) was effectuated by:

☐	a special purpose acquisition company (“SPAC”) Bridgetown Holdings Limited (“Bridgetown”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), merging on October 12, 2023 (“Closing Date”) with Gemini Merger Sub 1 Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company; with Gemini Merger Sub 1 Limited surviving and remaining as a wholly-owned subsidiary of the Company (“Initial Merger”);

☐	Gemini Merger Sub 2 Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company, merging with CGCL on October 12, 2023; with CGCL surviving and becoming a wholly-owned subsidiary of the Company; and

☐	the Company becoming a publicly traded company on NASDAQ on October 13, 2023.

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

Information about subsidiaries

Particulars of the Company’s principal subsidiaries as at the date of this financial statements are as follows:

			Percentage
			of equity
	Place of		attributable to
	incorporation	Issued	the Company		Principal
Name	and business	share capital	Direct	Indirect	activities
CompareAsia Group Capital Limited	Cayman Islands	US$0.01	100	-	Investment holding

CompareAsia Group Limited	Hong Kong	HK$1	-	100	Investment holding and management services to group companies

CAG Regional Limited	Hong Kong	HK$1	-	100	Provision of management and administrative services to group companies

CAG Regional Singapore Pte. Ltd	Singapore	SGD2,059,066	-	100	Provision of information technology support and management services to group companies

Compargo Malaysia Sdn. Bhd.	Malaysia	MYR500,000	-	100	Provision of administrative services to group companies

Ekos Limited	Hong Kong	HK$1	-	100	Provision of business administration, software and technology services

Ekos Inc.	Philippines	PHP10,000,000	-	100	Provision of business administration, software and technology services

Ekos Pte. Ltd.	Singapore	SGD1	-	100	Provision of business administration, software and technology services

MoneyGuru Philippines Corporation	Philippines	PHP9,200,000	-	100	Provision of financial comparison services via online platform

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION (continued)

Information about subsidiaries (continued)

MoneyHero Insurance Brokerage, Inc.	Philippines	PHP100,000,000 (2024: PHP40,000,000)	-	100	Provision of insurance brokerage services

MoneyHero Insurance Brokers Limited	Hong Kong	HK$17,980,000 (2024: HK$17,400,000)	-	100	Provision of insurance brokerage services

MoneyHero Global Limited	Hong Kong	HK$4,085,155	-	100	Provision of financial comparison services via online platform

Singsaver Insurance Brokers Pte. Ltd.	Singapore	SGD1,860,001 (2024: SGD1,060,001)	-	100	Provision of insurance brokerage services

Singsaver Pte. Ltd.	Singapore	SGD100,000	-	100	Provision of financial comparison services via online platform

Seedly Pte. Ltd	Singapore	SGD2,950,181	-	100	An online platform specializing in personal finance community and product comparison

理財一零一有限公司 (Money101 Limited*)	Taiwan	TWD5,000,000	-	100	Provision of financial comparison services via online platform

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.1	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention except for the warrants and non-current financial asset that are stated at their fair value as explained in the accounting policies set out in note 2.4. The financial statements are presented in United States dollars (“US$”).

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following amendments to an IFRS Accounting Standard for the first time for the current year’s financial statements.

Amendments to IAS 21	Lack of Exchangeability

The application of the amendment to IFRS Accounting Standard in the current reporting period has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these consolidated financial statements.

2.3	ISSUED BUT NOT YET EFFECTIVE IFRS ACCOUNTING STANDARDS

The Group has not applied the following new and amendments to IFRS Accounting Standards that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amendments to IFRS Accounting Standards, if applicable, when they become effective.

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11[2]
IFRS 18	Presentation and Disclosure in Financial Statements[3]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[3]

[1]	Effective for the annual periods beginning on or after a date to be determined
[2]	Effective for annual periods beginning on or after January 1, 2026
[3]	Effective for annual periods beginning on or after January 1, 2027

Except for the new IFRS Accounting Standard mentioned below, the directors of the Company anticipate that the application of all amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 replaces IAS 1 Presentation of Financial Statements. While a number of sections have been brought forward from IAS 1 with limited changes, IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosures about management-defined performance measures in a single note and introduces enhanced requirements on the grouping (aggregation and disaggregation) and the location of information in both the primary financial statements and the notes. Some requirements previously included in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which is renamed as IAS 8 Basis of Preparation of Financial Statements upon effective of IFRS 18. As a consequence of the issuance of IFRS 18, limited, but widely applicable, amendments are made to IAS 7 Statement of Cash Flows, IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. In addition, there are minor consequential amendments to other IFRSs. IFRS 18 and the consequential amendments to other IFRSs are effective for annual periods beginning on or after January 1, 2027 with earlier application permitted. Retrospective application is required. The Group is currently analyzing the new requirements and assessing the impact of IFRS 18 on the presentation and disclosure of the Group’s financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION

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

An impairment loss is recognized only if the carrying amount of an asset (or a cash-generating unit) exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit). An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset (or a cash-generating unit).

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset (or a cash-generating unit) is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset (or a cash-generating unit), but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset (or a cash-generating unit) in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets that are acquired separately.

When intangible assets under development are no longer useable or development is abandoned, they are written off to their recoverable amount of nil.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as a lessee

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

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term.

(c)	Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost or fair value through other comprehensive income.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that does not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Investments and other financial assets (continued)

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

General approach

ECLs are recognized in three stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Impairment of financial assets (continued)

General approach (continued)

The Group considers a financial asset to be in default when contractual payments are 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. However, in certain cases, the Group may also consider a financial asset to be in default when to be internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Simplified approach

For accounts receivable and contract assets that do not contain a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement

Financial liabilities of the Group are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or amortised cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

●	in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The amount is determined after deducting cash discounts and rebates and any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

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

(a)	Internet leads generation and marketing service income

The Group generates fees from financial institution customers for its integrated marketing services which generate leads for the financial institutions from users comparing credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products through the Group’s comparison platforms. Revenue is recognized over time as the services are provided to the financial institution. Users are considered to be the financial institution’s customers and cash incentives provided to the users are accounted for as consideration payable to the customers and recorded as a reduction of revenue at the later of: (i) when revenue is recognized or (ii) when the Group pays or promises to pay the consideration.

Reward fulfilment costs such as gifts, third-party vouchers and gift cards provided to the users are recorded as cost of revenue.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Revenue recognition (continued)

Revenue from contracts with customers (continued)

(b)	Insurance commission income

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Employee benefits

The Company operates certain share-based payment arrangements for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations.

Equity-settled transactions

Certain employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”). The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments of the Company at the date at which they are granted. The fair value is determined using a binomial model, further details of which are given in note 24 to the financial statements.

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

When share options are exercised, the amount previously recognised in stock compensation reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share-based payments reserve will continue to be held in stock compensation reserve.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

2.4	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

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

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into US$ at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into US$ at the average exchange rates for the year.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed.

Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are determined on a first in, first-out method. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Non-financial assets with finite useful lives are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The calculations of value in use for an asset or cash-generating unit are most sensitive to the following assumptions: forecasted revenues, cost of revenue, operating expenses and discount rate.

Fair value of financial instruments of unlisted equity investment

The non-current financial asset represents an unlisted equity investment has been valued based on a market-based valuation technique as detailed in note 31 to the financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity. The Group classifies the fair value of these investments as Level 3. Further details are included in note 31 to the financial statements.

Equity-settled share-based payment transactions

The Group measures the cost of equity-settled share-based payments with employees by reference to the fair value of the Company’s shares at the date at which they are granted. Judgement is required in determining the most appropriate valuation model for the equity-settled share-based payments, depending on the terms and conditions of the transactions. Management is also required to use judgement in determining the most appropriate inputs to the valuation model. The assumptions and model used are disclosed in note 25 to the financial statements. In addition, management is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Group’s forfeiture rate, management analyzed its historical forfeiture rate and the remaining lives of unvested options.

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

The Company operates an online financial comparison platform across multiple geographic markets, with each market considered an operating and reportable segment. Each segment functions within a distinct regulatory, political, and economic environment, and its financial performance is influenced by local market dynamics and strategic initiatives. The segments are also at different stages of development, with Hong Kong and Singapore being the most mature.

Following the cessation of consumer-facing operations in Malaysia and Other Asia in prior years, the Company has four operating and reportable segments in 2025: Hong Kong, Singapore, the Philippines, and Taiwan.

Management monitors the results of the Group’s operating segments separately for the purpose of assessing performance and making decisions about resource allocations. Segment performance is evaluated based on reportable segment results which is a measure of operating profit/(loss) before tax.

Note: Included in the segment profit (loss) are allocated cost and expenses such as cost of revenue, advertising and market expenses and other segment costs and expenses.

	Hong Kong	Singapore	Philippines	Taiwan	Total
	US$	US$	US$	US$	US$
Year ended December 31, 2025
Segment revenue
Sales to external customers	31,116,926	30,933,640	7,372,109	4,003,706	73,426,381

Segment profit/(loss) (Note)	1,559,363	(86,764)	(1,662,319)	(109,698)	(299,418)
Reconciliation:
Interest income					581,768
Finance costs					(53,853)
Depreciation and amortization					(1,012,507)
Written off of intangible assets					(1,193,246)
Equity-settled share-based payment expense					(1,288,714)
Changes in fair value of financial instruments					262,829
Unrealized foreign exchange differences, net					4,800,870
Technology costs – other corporate					(2,811,975)
Investor relations costs – other corporate					(565,982)
Legal and professional fees – other corporate					(2,646,323)
Other corporate costs					(912,019)
Loss before tax					(5,138,570)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2024
Segment revenue
Sales to external customers	30,443,311	30,890,285	12,843,932	5,136,523	196,695	-	-	79,510,746

Segment loss	(2,585,990)	(6,501,311)	(1,726,411)	(1,331,595)	(552,509)	(88,113)	(11,432,169)	(24,218,098)
Reconciliation:
Interest income								1,478,436
Gain on disposal of assets in Malaysian operations								600,000
Finance costs								(25,472)
Depreciation and amortization								(4,042,969)
Impairment of intangible assets								(4,541,074)
Equity-settled share-based payment expense								(3,179,214)
Changes in fair value of financial instruments								446,811
Unrealized foreign exchange differences, net								(4,196,831)

Loss before tax								(37,678,411)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

	Hong Kong	Singapore	Philippines	Taiwan	Malaysia	Other Asia	Unallocated	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Year ended December 31, 2023
Segment revenue
Sales to external customers	26,947,177	32,069,713	14,169,389	6,742,747	738,053	4,002	-	80,671,081

Segment profit/(loss)	680,500	(1,579,640)	768,659	(826,446)	(485,596)	(105,546)	(5,216,442)	(6,764,511)
Reconciliation:
Interest income								872,503
Finance costs								(19,028,007)
Depreciation and amortization								(7,164,677)
Impairment of intangible assets								(3,105,507)
Equity-settled share-based payment expense								(6,629,044)
Other long-term employee benefits expense								(109,702)
Changes in fair value of financial instruments								(57,333,432)
Share-based payment on listing								(67,027,178)
Transaction expenses								(6,643,367)
Other equity-settled transactions								(500,000)
Unrealized foreign exchange differences, net								895,392

Loss before tax								(172,537,530)

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING SEGMENT INFORMATION (continued)

Geographical information

Information about the Group’s non-current assets is presented based on the geographical location of the assets and excludes financial instruments.

	2025	2024
	US$	US$

Hong Kong	298,503	119,515
Singapore	996,304	1,693,004
Philippines	382,408	121,049
Taiwan	36,814	42,735
Malaysia	17,655	-

Total non-current assets	1,731,684	1,976,303

A measure of segment assets and liabilities for each reportable segment is not disclosed as such amounts are not regularly provided to the Chief Operating Decision Maker (“CODM”), comprising the executive directors of the Group.

Entity-wide disclosures on revenues information by geographical markets, by vertical, and information about major customers are included in note 5.

5.	REVENUE AND OTHER INCOME

An analysis of revenue is as follows:

	2025	2024	2023
	US$	US$	US$
Revenue from contracts with customers
Internet leads generation and marketing service income	63,478,087	71,188,725	75,794,855
Insurance commission income	6,880,658	5,206,123	3,362,745
Marketing income	2,465,461	2,109,372	1,026,223
Events income	602,175	1,006,526	487,258

	73,426,381	79,510,746	80,671,081

The Group’s Internet leads generation and marketing service income and Insurance commission income are reported net of cash discounts and rebates. Cash discounts and rebates were US$12,310,964, US$4,797,540 and US$10,210,371, and US$1,958,849, US$1,516,458 and US$1,267,081 for Internet leads generation and marketing service income and Insurance commission income in 2025, 2024 and 2023, respectively.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME (continued)

(i)	Disaggregated revenue information

	2025	2024	2023
	US$	US$	US$
Geographical markets
Hong Kong	31,116,926	30,443,311	26,947,177
Singapore	30,933,640	30,890,285	32,069,713
Philippines	7,372,109	12,843,932	14,169,389
Taiwan	4,003,706	5,136,523	6,742,747
Malaysia	-	196,695	738,053
Other Asia	-	-	4,002
Total revenue from contracts with customers	73,426,381	79,510,746	80,671,081

Timing of revenue recognition
At a point in time	6,880,658	5,206,123	3,362,745
Over time	66,545,723	74,304,623	77,308,336
Total revenue from contracts with customers	73,426,381	79,510,746	80,671,081

By vertical
Credit cards	43,776,574	48,958,072	60,257,595
Personal loans and mortgages	9,308,521	12,185,083	10,166,389
Wealth	10,103,677	8,503,596	3,579,975
Insurance	9,100,780	8,181,119	5,853,092
Other verticals	1,136,829	1,682,876	814,030
Total revenue from contracts with customers	73,426,381	79,510,746	80,671,081

Revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period amounted to US$1,002,317 (2024: US$1,312,735; 2023: US$301,986).

(ii)	Information about major customers

Revenue from customers, which individually contributed over 10% of the total revenue of the Group during the year is as follows:

	2025	2024	2023
	US$	US$	US$

Customer A	12,355,000	11,159,000	17,713,000

Customer B	N/A*	9,109,000	11,801,000

Customer C	N/A*	9,170,000	9,614,000

Customer D	12,423,000	7,970,000	N/A*

*	The customers generated less than 10% of the total revenue of the Group during the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	REVENUE AND OTHER INCOME (continued)

(iii)	Performance obligations

Information about the Group’s performance obligations is summarized below:

Internet leads generation and marketing service income

The integrated marketing services performance obligation is generally satisfied over time as the services are mainly provided to the financial institution customers and payment is generally due within one to three months.

Insurance commission income

The performance obligation is satisfied when the related insurance policy is issued to the policyholder. The Group generally withholds the commission that it is entitled when collecting the premium from the policyholder and remits the remaining premium to the insurance companies.

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

An analysis of other income is as follows:

	2025	2024	2023
	US$	US$	US$

Bank interest income	574,844	1,467,357	859,454
Interest income on refundable rental deposit	6,924	11,079	13,049
Government grants	6,117	6,056	-
Gain on disposal of assets in Malaysian operations*	-	600,000	-
Gain on disposal of items of property and equipment, net	1,438	7,068	3,690
Others	60,157	397	1,321
	649,480	2,091,957	877,514

*	During the year ended December 31, 2024, the Group has disposed of the brand, its website, domain names, select user data, and certain intellectual property right operating exclusively in Malaysia with carrying amount of US$nil to a third party in exchange of preference shares in the third party with an estimated fair value of US$600,000 (note 10).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

6.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Notes	2025	2024	2023
		US$	US$	US$

Amortization of development costs	11	103,513	3,021,933	6,202,250
Depreciation of property and equipment (included in general, administrative and other operating expenses**)	12	165,847	309,033	218,471
Depreciation of right-of-use assets (included in general, administrative and other operating expenses**)	13(a)	743,146	712,003	743,956

Employee benefit expense:
Salaries, allowances and other benefits		14,099,846	20,310,898	18,392,916
Equity-settled share-based payment expense		1,288,714	3,179,214	6,629,044
Other long-term employee benefits expense/(credit)		-	-	109,702
Pension scheme contributions (defined contribution scheme)		895,286	1,322,973	1,179,399
Retirement benefits expense		62,602	79,131	56,672
Less:
Amount capitalized		(105,473)	(677,370)	(1,357,537)
Government grant recognized*		(50,731)	(64,232)	(78,703)
		16,190,244	24,150,614	24,931,493

Lease payments not included in measurement of lease liabilities (included in general, administrative and other operating expenses)	13(c)	11,002	11,126	42,931
Provision for expected credit losses	14	26,324	112,122	3,757
Written off/Impairment of intangible assets	11	1,193,246	4,541,074	3,105,507
Changes in fair value of other derivative financial instruments (included in changes in fair value of financial instruments)	19	-	-	9,536,904
Changes in fair value of warrant liabilities (included in changes in fair value of financial instruments)	20	(262,830)	(446,811)	47,796,528
Other equity-settled transactions (included in general, administrative and other operating expenses)	24	-	-	500,000
Gain on disposal of items of property and equipment, net (included in other income)		(1,438)	(7,068)	(3,690)

Gain on disposal of assets in Malaysian operations (included in other income/expenses)		-	(600,000)	-
Reversal of provision for expected credit losses			-	(1,558)
Foreign exchange differences, net		(4,818,410)	4,783,117	(656,605)
Cost of revenue (included impairment of other asset of US$316,113,(2024: nil, 2023: nil))		37,283,631	46,179,969	43,929,982

*	Various government grants have been received for employment support schemes in related to job support schemes.

**	For the year ended December 31, 2025, other than these depreciation, general, administrative and other operating expenses mainly include legal and professional fees of US$3,224,000, written off/impairment of intangible assets of US$1,193,246, insurance costs of US$734,593, investor relation costs of US$565,982 and other office and corporate cost.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

7.	FINANCE COSTS

An analysis of finance costs is as follows:

	Notes	2025	2024	2023
		US$	US$	US$
Finance costs on loan notes		-	-	18,975,635
Finance costs on lease liabilities	13(c)	53,629	23,700	48,363
Increase in discounted amounts of provisions arising from the passage of time	21	224	1,772	4,009
		53,853	25,472	19,028,007

8.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation to key management personnel of the Group is as follows:

	2025	2024	2023
	US$	US$	US$

Salaries, allowances and other benefits	915,127	1,735,928	1,384,247
Equity-settled share-based payment expense	793,402	2,076,504	4,869,487
Reversal of other long-term employee benefits	-	-	(69,207)
Pension scheme contributions	18,070	28,088	19,189
	1,726,599	3,840,520	6,203,716

9.	INCOME TAX

The applicable corporate income tax rates for Hong Kong, Singapore, Taiwan and Malaysia subsidiaries are 16.5%, 17%, 20% and 24%, respectively, and the applicable corporate income tax rates for Philippines are 20% or 25% depending on the net taxable income and the total assets of the respective entities, for the years ended December 31, 2025, 2024 and 2023. Tax on losses have been calculated at the rates of tax prevailing in the countries/jurisdictions in which the Group operates.

	2025	2024	2023
	US$	US$	US$

Current	40,405	112,323	64,343
Deferred (note 22)	-	(3,395)	(1,360)

Income tax expense for the year	40,405	108,928	62,983

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	INCOME TAX (continued)

A reconciliation of the tax expense applicable to loss before tax at the statutory tax rate for the countries/jurisdictions in which the Group’s operations are domiciled to the tax expense at the Group’s effective tax rate is as follows:

	2025	2024	2023
	US$	US$	US$

Loss before tax	(5,138,570)	(37,678,411)	(172,537,530)
Tax credit at the domestic rates applicable to losses in the countries/jurisdictions where the Group operates	(635,969)	(6,345,825)	(3,809,856)
Income not subject to tax	(327,277)	(471,515)	(180,380)
Expenses not deductible for tax	205,402	881,506	636,813
Tax losses and deductible temporary differences not recognized	1,718,716	5,955,248	3,645,841
Tax losses and deductible temporary differences utilized from previous periods	(960,620)	(12,983)	(282,239)
Others	40,153	102,497	52,804

Income tax expense	40,405	108,928	62,983

At the end of the reporting period, the Group had unused tax losses of US$96,894,329 (2024: US$73,469,156; 2023: US$62,470,655), subject to the agreement by the relevant tax authorities, that are available for offsetting against future taxable profits of the entities in which the losses arose, of which, an aggregate amount of US$70,923,297 (2024: US$42,594,044; 2023: US$32,753,721) are available indefinitely and the remaining will expire between one to ten years. The Group had deductible temporary differences of US$30,209,058 (2024: US$27,161,665; 2023: US$18,659,174) at the end of the reporting period. Deferred tax assets have not been recognized in respect of these losses and deductible temporary differences as they have mainly arisen in entities that have been loss-making and, in the opinion of management, it is currently not considered probable that taxable profits will be available against which the tax losses can be utilized.

At the end of the reporting period, no deferred tax has been recognized for withholding taxes of the Group’s subsidiaries established in certain jurisdictions with relevant tax laws and regulations. In the opinion of the management, it is not probable that these subsidiaries will distribute such earnings in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries in these jurisdictions amounted to US$25,603 (2024: US$45,913; 2023: US$363,858), for which deferred tax liabilities of US$3,840 (2024: US$6,887; 2023: US$2,292) have not been recognized at December 31, 2025.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. However, this legislation does not apply to the Group as its consolidated revenue is lower than Euro 750 million (equivalent to US$882 million).

10.	NON-CURRENT FINANCIAL ASSET

During the year ended December 31, 2024, the Group disposed certain assets in Malaysia to a third party including the brand, its website, domain names, select user data, and certain intellectual property right in exchange for preference shares in the parent company of the buyer. At initial recognition, the Group made an irrevocable election to present subsequent changes in the fair value of the equity instrument in other comprehensive income as the Group is holding this investment for strategic purposes. No dividends were received on this investment during the years ended December 31, 2024 and 2025.

	2025	2024
	US$	US$
Equity investments designated at fair value through other comprehensive income
Unlisted equity investment, at fair value	544,000	600,000

Total	544,000	600,000

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	NON-CURRENT FINANCIAL ASSET (continued)

The reconciliation of non-current financial asset movement is as follow:

US$

At January 1, 2024,	-
Addition	600,000
At December 31, 2024 and January 1, 2025	600,000
Unrealized changes in fair value	(56,000)
At December 31, 2025	544,000

11.	INTANGIBLE ASSETS

Development
costs
US$
Cost
At January 1, 2024	24,925,472
Additions	1,397,149
Exchange realignment	(603,511)

At December 31, 2024 and January 1, 2025	25,719,110
Additions	769,428
Write off	(22,666,208)
Exchange realignment	840,412

At December 31, 2025	4,662,742

Accumulated amortization and impairment
At January 1, 2024	17,631,389
Amortization provided during the year	3,021,933
Impairment provided during the year	4,541,074
Exchange realignment	(493,269)

At December 31, 2024 and January 1, 2025	24,701,127
Amortization provided during the year	103,513
Write off	(21,472,962)
Exchange realignment	705,205

At December 31, 2025	4,036,883

Net carrying amount
At December 31, 2025	625,859

At December 31, 2024	1,017,983

During the year ended December 31, 2025, a written off of intangible assets with net book value of US$1,193,246 was recognized as certain development projects were abandoned as a result of changes in the Company’s technology development investment strategy.

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

During the year ended December 31, 2023, an impairment loss of US$3,105,507 was recognized as certain development projects were abandoned as a result of changes in the Company’s technology development investment strategy.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	PROPERTY AND EQUIPMENT

		Furniture,
		fixtures
	Leasehold	and office	Computer
	improvements	equipment	equipment	Total
	US$	US$	US$	US$

Cost
At January 1, 2024	172,601	175,703	1,052,424	1,400,728
Additions	187,732	17,606	132,170	337,508
Disposals/write-off	-	-	(83,746)	(83,746)
Exchange realignment	(5,419)	(3,304)	(27,080)	(35,803)

At December 31, 2024 and January 1, 2025	354,914	190,005	1,073,768	1,618,687
Additions	56,087	4,146	62,410	122,643
Disposals/write-off	(101,251)	(54,368)	(76,285)	(231,904)
Exchange realignment	8,137	2,285	25,621	36,043
At December 31, 2025	317,887	142,068	1,085,514	1,545,469

Accumulated depreciation
At January 1, 2024	135,452	149,471	925,316	1,210,239
Provided for the year	154,721	15,172	139,140	309,033
Disposals/write-off	-	-	(83,746)	(83,746)
Exchange realignment	(5,108)	(2,804)	(23,440)	(31,352)

At December 31, 2024 and January 1, 2025	285,065	161,839	957,270	1,404,174
Provided for the year	52,802	14,898	98,147	165,847
Disposals/write-off	(101,251)	(50,697)	(76,285)	(228,233)
Exchange realignment	6,920	1,817	23,553	32,290

At December 31, 2025	243,536	127,857	1,002,685	1,374,078

Net carrying amount
At December 31, 2025	74,351	14,211	82,829	171,391

At December 31, 2024	69,849	28,166	116,498	214,513

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES

The Group as a lessee

The Group has lease contracts for offices premises and office equipment used in its operations. Leases of offices premises generally have lease periods of two to three years, while the office equipment generally have a lease term of five years. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amount of the Group’s right-of-use assets and the movements during the year are as follows:

	Office	Office
	premises	equipment	Total
	US$	US$	US$

At January 1, 2024	583,078	6,643	589,721
Remeasurement on lease modifications	884,288	-	884,288
Depreciation charge	(710,579)	(1,424)	(712,003)
Exchange realignment	(18,231)	32	(18,199)

At December 31, 2024 and January 1, 2025	738,556	5,251	743,807
New lease for the year	431,238	2,826	434,064
Remeasurement on lease modifications	475,118	-	475,118
Depreciation charge	(740,856)	(2,290)	(743,146)
Exchange realignment	24,602	(11)	24,591

At December 31, 2025	928,658	5,776	934,434

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2025	2024
	US$	US$

Carrying amount at January 1	735,550	606,061
New leases	433,713	-
Remeasurement on lease modifications	472,236	866,795
Accretion of interest recognized during the year	53,629	23,700
Payments	(778,261)	(745,592)
Exchange realignment	25,097	(15,414)

Carrying amount at December 31	941,964	735,550

Analyzed into:
Current portion	702,287	441,878
Non-current portion	239,677	293,672

The maturity analysis of lease liabilities is disclosed in note 30 to the financial statements.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

13.	LEASES (continued)

The Group as a lessee (continued)

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	2025	2024	2023
	US$	US$	US$

Interest on lease liabilities	53,629	23,700	48,363
Depreciation charge of right-of-use assets	743,146	712,003	743,956
Expense relating to short-term leases	11,002	11,126	42,931

Total amount recognized in profit or loss	807,777	746,829	835,250

(d)	The Group also had non-cash additions/lease modifications as follow:

	2025	2024	2023
	US$	US$	US$

Right-of-use assets	909,182	884,288	553,823
Lease liabilities	905,949	866,795	549,622

(e)	The total cash outflow for leases:

	2025	2024	2023
	US$	US$	US$

Total cash outflow for leases	789,264	756,718	822,202

14.	ACCOUNTS RECEIVABLE

	2025	2024
	US$	US$

Accounts receivable	18,864,241	13,644,371
Allowance for expected credit losses	(118,669)	(106,475)

Net carrying amount	18,745,572	13,537,896

As at January 1, 2024, accounts receivables from contracts with customers of the Group amounted to US$17,236,384.

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	ACCOUNTS RECEIVABLE (continued)

The movements in the allowance for expected credit losses are as follows:

	2025	2024
	US$	US$

At January 1	106,475	109,651
Provision for expected credit losses	26,324	112,122
Write off	(11,683)	(112,246)
Exchange realignment	(2,447)	(3,052)

At December 31	118,669	106,475

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

As at December 31, 2025, accounts receivables included an aggregate balance of US$170,563 (2024: US$109,959) for revenue earned from companies controlled by a shareholder with significant influence over the Company (see note 28).

Set out below is the information about the credit risk exposure on the Group’s accounts receivable using a provision matrix:

	Expected	Gross	Expected
	credit	carrying	credit
	loss rate	amount	loss
	%	US$	US$

As at December 31, 2025
Current to 6 months past due	0.05%	18,602,300	9,244
6 months to 12 months past due	1.79%	54,828	980
Over 12 months past due	52.36%	207,113	108,445

	0.63%	18,864,241	118,669

As at December 31, 2024
Current to 6 months past due	0.22%	13,219,385	28,796
6 months to 12 months past due	7.19%	333,152	23,964
Over 12 months past due	58.49%	91,834	53,715

	0.78%	13,644,371	106,475

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

15.	CONTRACT ASSETS

	December 31,	December 31,	January 1,
	2025	2024	2024
	US$	US$	US$

Contract assets arising from:
Internet leads generation and marketing service income	17,827,953	11,815,345	15,997,795
Marketing and events income	70,089	10,099	27,174
	17,898,042	11,825,444	16,024,969

Contract assets are mainly recognized for revenue earned from internet leads generation and marketing service income as the receipt of consideration is based on the billing process. Included in contract assets for internet leads generation and marketing service income are unbilled amounts of revenue. Upon completion of the billing of the revenue from contract customers, the amounts recognized as contract assets are reclassified to accounts receivable. The increase in contract assets in 2025 was mainly due to the increase in internet leads generation and marketing service income near the end of the year as compared with year ended December 31, 2024. The decrease in contract assets in 2024 was mainly due to the decrease in internet leads generation and marketing service income near the end of the year as compared with year ended December 31, 2023.

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

16.	PREPAYMENTS AND OTHER ASSETS

	2025	2024
	US$	US$

Prepayments and inventories (Note)	4,727,860	8,845,219
Deposits and other receivables	1,584,918	1,328,372
	6,312,778	10,173,591

Portion classified as non-current	(58,205)	(24,608)
Current portion	6,254,573	10,148,983

Note: As of December 31, 2025, included in prepayments and inventories are inventories of US$974,788.

The financial assets included in the above balances relate to deposits and other receivables for which there was no recent history of default and past due amount. As at December 31, 2025 and 2024, the loss allowance was assessed to be minimal.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

17.	CASH AND CASH EQUIVALENTS AND PLEDGED BANK DEPOSITS

	2025	2024
	US$	US$
Cash and bank balances	19,158,652	23,005,589
Time deposits	12,211,790	19,701,267
	31,370,442	42,706,856
Less: Pledged bank deposits	(185,146)	(185,336)
Cash and cash equivalents	31,185,296	42,521,520

Certain cash at banks earn interest at floating rates based on the respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

The Group has pledged bank deposits mainly for corporate credit card and trading facilities.

At December 31, 2025, cash and cash equivalents included bank deposits of US$38,889 (2024: US$35,260) which are contractually restricted on use in order to meet the capital requirements in accordance with the rules and conditions for the issue and renewal of a license to operate as a non-life insurance broker in Thailand.

18.	ACCOUNTS AND OTHER PAYABLE

Accounts payable are non-interest-bearing and are normally settled on 15 to 60-day terms. Other payable are non-interest-bearing and are normally settled on 30 to 120-day terms.

Details of contract liabilities included in accounts and other payable are as follows:

	December 31,	December 31,	January 1,
	2025	2024	2024
	US$	US$	US$
Contract liabilities arising from:
Internet leads generation and marketing service income	588,250	907,480	1,256,307
Marketing and events income	45,530	94,837	56,428
	633,780	1,002,317	1,312,735

Contract liabilities include short-term advances received under the contractual arrangements with customers. The decrease in contract liabilities in 2025 and 2024 was mainly due to the decrease in prepayments received from customers in relation to the provision of internet leads generation and marketing services at the end of the year.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

19.	INTEREST-BEARING BORROWINGS

Loan notes

Pursuant to the loan note purchase agreement date October 14, 2022 and the amendment to the agreement dated December 21, 2022, the Group issued loan notes of US$22,397,271, in which US$17,400,000 was contributed by shareholders with significant influence over the Company and key management personnel of the Company, with coupon rate of 25% per annum paid in kind and a maturity period of 5 years. Class C Warrants of the Company were issued to the subscribers of the loan notes and one of the subscribers was also granted a 3-year option for the additional subscription of US$5,000,000 loan notes together with the grant of a certain number of the Company’s Class C Warrants (which changed to the grant of a certain number of the Company’s Class A ordinary shares after the Capital Reorganization) upon such subscription with the terms set out in these agreements. Thus, the loan note transaction contains three components: a liability component and two freestanding derivatives in respect of the option for additional subscription of loan notes, and the Class C Warrants issued. The option for additional subscription of US$5,000,000 loan notes was exercised by the option holder on October 12, 2023. All the loan notes were fully settled in cash in October 2023.

The movements of financial liability and derivatives of the loan notes and derivatives issued during the year are as follows:

Loan notes – liability component

2023
US$
As at January 1	8,745,192
Issued during the year	5,000,000
Finance costs	18,975,635
Repayment during the year	(32,720,827)
As at December 31	-

Freestanding derivative - option for additional subscription of loan notes

2023
US$
As at January 1	2,796,131
Change in fair value	9,536,904
Exercised during the year	(12,333,035)
As at December 31	-

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

20.	WARRANT LIABILITIES

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

The Company issued 26,282,971 warrants upon the Capital Reorganization to replace the outstanding warrants of Bridgetown one to one, with no change in exercise price and major terms (see note 25). Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of US$11.50 per whole share. The warrants are exercisable and will expire five years after October 12, 2023, or earlier upon redemption or liquidation. The public warrants are listed on NASDAQ under the trading symbol “MNYWW” and are measured at fair value.

Movements of the balance of warrant liabilities during the years ended December 31, 2025 and 2024 are as follows:

	Public	Sponsor
	Warrants	Warrants	Total
	US$	US$	US$
At January 1, 2024	1,388,313	451,495	1,839,808
Change in fair value	(337,162)	(109,649)	(446,811)
At December 31, 2024 and January 1, 2025	1,051,151	341,846	1,392,997
Change in fair value	(198,330)	(64,499)	(262,829)
At December 31, 2025	852,821	277,347	1,130,168

As at December 31, 2025, Public Warrants and Sponsor Warrants with a total carrying amount of approximately US$349,014 (2024:US$430,180) were held by shareholders with significant influence of the Company.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	PROVISIONS

	2025	2024
	US$	US$
Provision for reinstatement costs	44,502	71,274
Provision for defined benefit obligations	141,489	185,274
As at December 31	185,991	256,548
Provision for reinstatement costs
As at January 1	71,274	71,872
Additional provision	-	3,855
Reversal of provision	(30,769)	(5,781)
Increase in discounted amounts arising from the passage of time	224	1,772
Exchange realignment	3,773	(444)
As at December 31	44,502	71,274
Portion classified as current liabilities	(44,502)	(71,274)
Non-current portion	-	-

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	PROVISIONS (continued)

Provision for defined benefit obligations (continued)

The most recent actuarial valuations of the estimated liabilities for employee benefits were carried out by E. M. Zalamea Actuarial Services, Inc. for the Group’s subsidiaries in the Philippines using the projected unit credit actuarial valuation method for the years ended December 31, 2025 and 2024.

The principal actuarial assumptions used as at the end of the reporting period are as follows:

	2025	2024
Discount rate (%)	6.59	6.07 - 6.08
Expected rate of salary increases (%)	6.00	6.00

A quantitative sensitivity analysis for significant assumptions as at the end of the reporting period is shown below:

		Increase/		Increase/
		(decrease)		(decrease)
		in defined		in defined
	Increase	benefit	Decrease	benefit
	in rate	obligations	in rate	obligations
	%	US$	%	US$
2025
Discount rate	1	(26,792)	1	33,907
Future annual salary increases	1	33,761	1	(27,152)
2024
Discount rate	1	(33,908)	1	43,318
Future annual salary increases	1	42,894	1	(34,214)

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

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

21.	PROVISIONS (continued)

Provision for defined benefit obligations (continued)

The total expenses recognized in the consolidated statements of loss and other comprehensive income/(loss) in respect of the plan are as follows:

	2025	2024	2023
	US$	US$	US$
Current service cost	51,272	67,548	49,109
Interest cost	11,330	11,583	7,563
Net benefit expenses recognized in general, administrative and other operating expenses	62,602	79,131	56,672

The movements in the defined benefit obligations classified as non-current liabilities are as follows:

	2025	2024
	US$	US$
At January 1	185,274	194,260
Current service cost	51,271	67,548
Interest cost	11,330	11,583
Benefits paid	(17,726)	(74,016)
Remeasurement losses/(gains) debited/(credited) to other comprehensive income/(loss) arising from:
Changes in financial assumptions	(16,967)	4,147
Experience adjustments	(69,520)	(19,632)
Exchange realignment	(2,173)	1,384
At December 31	141,489	185,274

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

22.	DEFERRED TAXATION

The movements in deferred tax assets/(liabilities) during the year are as follows:

Deferred tax liabilities

	Provision for defined benefit obligations	Depreciation allowance in excess of related depreciation	Right-of-use assets	Total
	US$	US$	US$	US$
At January 1, 2024	(25,555)	(3,717)	(55,008)	(84,280)
Deferred tax credited to profit or loss	-	3,395	(65,211)	(61,816)
Deferred tax credited to other comprehensive income/(loss)	(3,754)	-	-	(3,754)
Exchange realignment	(548)	322	2,762	2,536
At December 31, 2024 and January 1, 2025	(29,857)	-	(117,457)	(147,314)
Deferred tax charged to profit or loss	-	-	(15,531)	(15,531)
Deferred tax charged to other comprehensive income/(loss)	(12,556)	-	-	(12,556)
Exchange realignment	3,100	-	(3,247)	(147)
Gross deferred tax liabilities at December 31, 2025	(39,313)	-	(136,235)	(175,548)

Deferred tax assets

Lease liabilities
US$
At January 1, 2024	55,008
Deferred tax credited to profit or loss	65,211
Exchange realignment	(2,762)
Gross deferred tax assets at December 31, 2024 and January 1, 2025	117,457
Deferred tax credited to profit or loss	15,531
Exchange realignment	3,247
Gross deferred tax assets at December 31, 2025	136,235

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	2025	2024
	US$	US$
Net deferred tax assets recognized in the consolidated statement of financial position	-	-
Net deferred tax liabilities recognized in the consolidated statement of financial position	39,313	29,857

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	SHARE CAPITAL

Movements of share capital of the Company:

	Number of shares
	Class A Ordinary Shares	Class B Ordinary Shares	Preference Shares	Total
At January 1, 2024	25,280,667	13,254,838	3,466,820	42,002,325

Conversion of Preference Shares to Class A Ordinary Shares	1,059,245	-	(1,059,245)	-
Exercise of share options	1,593,333	-	-	1,593,333
Issuance of share for settlement of long-term employee benefit	30,167	-	-	30,167
At December 31, 2024 and January 1, 2025	27,963,412	13,254,838	2,407,575	43,625,825

Exercise of share options	339,572	-	-	339,572
Issuance of share for settlement upon vesting of restricted share units	1,918,785	-	-	1,918,785
At December 31, 2025	30,221,769	13,254,838	2,407,575	45,884,182

	Number of shares
	Class A Ordinary Shares	Class B Ordinary Shares	Old Class A Ordinary Shares	Old Class B Ordinary Shares	Class C Ordinary Shares	Preference Shares	Total
At January 1, 2023	-	-	815,700	632,529	-	4,758,252	6,206,481
Scrip dividend for Preference Shares (note (a))	-	-	-	-	-	142,032	142,032
Conversion of Preference Shares to Old Class A Ordinary Shares	-	-	449,865	-	-	(449,865)	-
Shares issued pursuant to share-based payment arrangement	-	-	8,726	-	-	-	8,726
Shares issued upon exercise of Class C warrants	-	-	-	-	8,349,958	-	8,349,958
Repurchase and cancellation of Old Class A Ordinary Shares	-	-	(2,304)	-	-	-	(2,304)
Capital Reorganization - Share Exchange (note (b))	10,254,474	-	(1,271,987)	(632,529)	(8,349,958)	-	-
Capital Reorganization - Shares issued to acquire net assets of Bridgetown (note 25)	10,092,134	14,874,838	-	-	-	-	24,966,972
Shares issued upon the exercise of call option for loan notes (note (c))	2,005,460	-	-	-	-	-	2,005,460
Share issued for settlement of expenses (note (d))	325,000	-	-	-	-	-	325,000
Conversion of Class B Ordinary shares to Class A Ordinary Shares	1,620,000	(1,620,000)	-	-	-	-	-
Conversion of Preference Shares to Class A Ordinary Shares	983,599	-	-	-	-	(983,599)	-
At December 31, 2023	25,280,667	13,254,838	-	-	-	3,466,820	42,002,325

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	SHARE CAPITAL (continued)

Movements of share capital of the Company: (continued)

Notes:

(a)	Prior to the Capital Reorganization, the Company declared scrip dividends to holders of the Preference Shares and issued an aggregate of 142,032 Preference Shares. No other dividends were declared to holders of any shares of the Company during the years ended December 31, 2025, 2024 and 2023.

(b)	As described in note 1, upon closing of the Capital Reorganization, 10,254,474 Class A ordinary shares and 4,450,419 Preference Shares of the Company were exchanged for 33,379,256 ordinary shares of CGCL and 14,486,506 preference shares of CGCL at an exchange ratio of 0.307212.

(c)	During the year ended December 31, 2023, the Company executed a deed poll constituting up to US$5,000,000 of fixed rate unsecured loan notes, bearing a paid in kind (“PIK”) interest rate of 25% per annum (together with any PIK notes, the “Call Option Notes”) subscribed by a company controlled by a shareholder with significant influence over the Company (the “Option Holder”). Immediately after the closing of the Capital Reorganization, the Option Holder elected to exercise its call option for subscription of additional loan notes (see note 19) in full pursuant to the call option agreement by and between the Company and the Option Holder, as a result of which it received 2,005,460 Class A Ordinary Shares of the Company for no consideration and subscribed for US$5,000,000 of Call Option Notes in an aggregate principal amount of US$5,000,000. The Company has fully settled the Call Option Notes together with any accrued interest in October, 2023.

(d)	The Company issued 325,000 Class A Ordinary Shares for settlement of professional services rendered by a third party to the Group in lieu of the cash settlement option of US$500,000 during the year ended December 31, 2023 (note 24).

Details of share capital of the Company:

	2025	2024
	US$	US$
Authorized:
440,000,000 Class A Ordinary Shares	44,000	44,000
50,000,000 Class B Ordinary Shares	5,000	5,000
10,000,000 Preference Shares	1,000	1,000
	50,000	50,000
Issued and fully paid:
30,221,769 (2024: 27,963,412) Class A Ordinary Shares	3,022	2,797
13,254,838 (2024: 13,254,838) Class B Ordinary Shares	1,325	1,325
2,407,575 (2024: 2,407,575) Preference Shares	241	241
	4,588	4,363

All class of shares above have a par value of US$0.0001 each.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

23.	SHARE CAPITAL (continued)

Details of share capital of the Company: (continued)

The terms of the different classes of shares outstanding are as follows:

Class A Ordinary Shares

The holders of Class A Ordinary Shares are entitled to (i) receive dividends as declared from time to time, (ii) 1 vote per each Class A Ordinary Share at shareholders’ meetings of the Company, and (iii) residual interest upon liquidation of the Company after the holders of convertible Preference Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution.

Class B Ordinary Shares

The holders of Class B Ordinary Shares are entitled to (i) receive dividends as declared from time to time, (ii) 10 votes per each Class B Ordinary Share at shareholders’ meetings of the Company, (iii) residual interest upon liquidation of the Company after the holders of convertible Preference Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution, and (iv) convert their Class B Ordinary Shares into an equal number of Class A Ordinary Shares of the Company at their discretion.

Preference Shares

The holders of Preference Shares are entitled to (i) receive dividends, which are at the discretion of the board of directors of the Company, that such holder would receive had such holder converted all its Preference Shares into the applicable number of Class A Ordinary Shares immediately prior to the record date for the determination of the holders entitled to such dividend or distribution, (ii) vote at shareholders’ meetings of the Company, (iii) capital upon liquidation of the Company before the holders of Class A Ordinary Shares and Class B Ordinary Shares, as determined by the liquidator of the Company and sanctioned by ordinary resolution, and (iv) convert their Preference Shares into Class A Ordinary Shares of the Company at their discretion as determined by dividing (a) the product of (x) the number of Preference Shares elected for conversion by such holder multiplied by (y) US$8.110360 per Preference Share, by (b) US$8.110360 per Class A Ordinary Share, as adjusted in accordance with the Articles in effect immediately prior to such conversion.

Preference Shares are classified as equity since they are non-redeemable and any dividends are discretionary.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE-BASED PAYMENTS

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

A summary of the movements in the number of share options under the 2022 Equity Plan, which was subsequently replaced by the MoneyHero Share Options, held by employees and key management personnel of the Group which were granted in respect of their services rendered to the Group is as follows:

	2025		2024
	Weighted		Weighted
	average		average
	exercise price	Number of	exercise price	Number of
	US$ per share	options	US$ per share	options
At January 1,	0.0001	690,055	0.0001	2,879,571
Granted during the year	-	-	0.0001	51,419
Forfeited during the year	-	-	0.0001	(647,602)
Exercised during the year	0.0001	(339,572)	0.0001	(1,593,333)
At December 31,	0.0001	350,483	0.0001	690,055

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE-BASED PAYMENTS (continued)

Equity-settled share-based payment transactions - share option scheme - 2022 Equity Plan and MoneyHero Equity Plan (continued)

The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2025 was US$1.16 per share (2024: US$1.21 per share).

The exercise prices and the remaining contractual life of the MoneyHero Share Options held by employees and key management personnel of the Group outstanding as at the end of the reporting period are as follows:

	Remaining contractual life (years)	Exercise price US$ per share	Number of Share Option exercisable at the end of reporting period

2025	7 – 7.15	0.0001	350,483
2024	8 – 8.15	0.0001	690,055

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

The fair values of 2022 Share Options granted during the year ended December 31, 2023 before the Capital Reorganization were estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	-
Risk-free interest rate (%)	3.49 - 3.87
Exit rate (%)	25
Exercise multiples (%)	220 - 280
Volatility (%)	60 - 62
Expected life of options (years)	10
Fair value of underlying Ordinary Share (US$ per share)	0.43 - 1.82

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

24.	SHARE-BASED PAYMENTS (continued)

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

For the year ended December 31, 2024, the Group estimated that approximately 2,076,000 RSUs will be granted to certain employees and new joiners under the RSU Scheme based on an announcement from the CEO to the employees and board approval of the RSU Scheme in October 2024. As the employees has begun rendering the service before the grant date, an estimated cost of the services is recognized in advance of the grant date in February 2025 when the precise terms and conditions of the RSU Scheme are finalized. The estimated fair values of the awarded shares underlying the RSUs are at a range of US$0.7203 to US$1.025 per share based on the market trading price of the share at the grant date.

For the year ended December 31, 2025, US$1,288,714 (2024: US$1,195,000) of equity-settled share-based payment expense relate to RSUs was charged to the profit or loss.

Equity-settled Transactions – Others

On November 6, 2023, the Company allotted and issued 325,000 Class A Ordinary Shares of the Company of US$0.0001 each for the settlement to a third party for its professional services rendered. The Company measured the fair value of services received at the market price of the services, which was $500,000 and charged to profit or loss for the year ended December 31, 2023.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

25.	CAPITAL REORGANIZATION

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

The fair value of Bridgetown’s identifiable net assets acquired comprising:

US$

Cash	46,783
Cash held in Trust Account	91,466,681
Warrant liabilities (note a)	(4,993,764)
Net identifiable assets acquired	86,519,700
Less: Fair Value of consideration comprising
10,092,134 Company’s Class A ordinary shares (note b)	62,066,624
14,874,838 Company’s Class B ordinary shares	91,480,254
Total Fair value of consideration	153,546,878
Share-based payment on listing	67,027,178

Notes:

(a)	The warrant liabilities acquired include those in relation to the warrants issued by Bridgetown to Bridgetown’s public investors (Public Warrants) and Bridgetown LLC, the sponsor (Sponsor Warrants). The holders of Bridgetown’s warrants (including public investors and the sponsor) received one warrant of the Company for each Bridgetown’s warrant, resulting in the issuance of 26,282,971 warrants by the Company upon the Capital Reorganization (see note 20).

(b)	Concurrently with the execution of the Initial Merger, the Company, Bridgetown, Bridgetown’s sponsor and CGCL entered into a working capital loan capitalization agreement (the “Working Capital Loan Capitalization Agreement”). Included in the 10,092,134 Class A Ordinary Shares of the Company issued to Bridgetown’s sponsor were 451,839 shares issued pursuant to the Working Capital Loan Capitalization Agreement to settle an aggregate of US$4,518,390 of working capital loans from Bridgetown’s sponsors to Bridgetown.

Professional services fee of US$6,643,367 were incurred to facilitate the listing on NASDAQ via the Capital Reorganization and recognized as administrative and other operating expenses in profit or loss for the year ended December 31, 2023.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

26.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages F-7 and F-9 of the financial statements.

The capital, warrant and other reserves mainly represented certain adjustments to equity arising from the Capital Reorganization (note 25), and outstanding Class A Warrants classified as equity measured at fair value upon initial recognition and not subsequently remeasured.

As at December 31, 2025, Class A Warrants with a carrying amount of approximately US$3,085,077 (2024: $3,085,077) were held by a shareholder with significant influence over the Company and key management personnel of the Company.

27.	RECONCILIATION OF LIABILITIES FROM FINANCING ACTIVITIES

2025	Lease
liabilities
US$
At January 1, 2025	735,550
Changes from financing cash flows	(724,633)
Interest paid classified as operating cash flows	(53,629)

Non-cash transactions:
New leases and remeasurement of lease modifications	905,949
Finance costs accrued	53,629
Exchange realignment	25,098
At December 31, 2025	941,964

2024	Lease
liabilities
US$
At January 1, 2024	606,061
Changes from financing cash flows	(721,892)
Interest paid classified as operating cash flows	(23,700)

Non-cash transactions:
Remeasurement of lease modifications	866,795
Finance costs accrued	23,700
Exchange realignment	(15,414)
At December 31, 2024	735,550

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

27.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (continued)

2023		Lease
	Loan notes	liabilities
	US$	US$
At January 1, 2023	8,745,192	785,687
Changes from financing cash flows	(27,720,827)	(730,908)
Interest paid classified as operating cash flows	-	(48,363)
Non-cash transactions:
New leases and remeasurement of lease modifications	-	549,622
Finance costs accrued	18,975,635	48,363
Exchange realignment	-	1,660
At December 31, 2023	-	606,061

28.	RELATED PARTY TRANSACTIONS

In addition to the transactions, arrangements and balances detailed elsewhere in these financial statements, the Group had the following transactions with companies controlled by a shareholder with significant influence over the Company and key management personnel on agreed terms between the relevant parties during the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	US$	US$	US$
Finance costs on loan notes:
- Key management personnel	-	-	152,468
- Companies controlled by a shareholder with significant influence over the Company	-	-	15,013,576

Revenue earned from companies controlled by a shareholder with significant influence over the Company:
- Internet leads generation and marketing service income	64,736	103,236	161,451
- Insurance commission income	643,917	1,077,441	695,088
- Marketing income	81,331	75,314	25,161

Cost of revenue paid to companies controlled by a shareholder with significant influence over the Company	716,375	1,425,553	251,140

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

29.	CAPITAL RISK MANAGEMENT

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value. The overall strategy remains unchanged from prior year.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares.

30.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

Financial assets

	2025	2024
	US$	US$
Financial asset designated at fair value through other comprehensive income	544,000	600,000
Financial assets at amortized costs	50,811,553	56,884,196
	51,355,553	57,484,196

Financial liabilities

	2025	2024
	US$	US$
Financial liabilities at fair value through profit or loss	1,130,168	1,392,997
Financial liabilities at amortized costs	31,985,951	27,403,211
	33,116,119	28,796,208

(b)	Financial risk management objectives and policies

The Group’s financial instruments include non-current financial asset, accounts receivables, deposits, pledged bank deposits, cash and cash equivalents, accounts and other payable, warrant liabilities and lease liabilities.

Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risks (currency risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS (continued)

Foreign currency risk

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

Sensitivity analysis

The following table demonstrates the sensitivity at the end of the reporting period to a 3% change in the Singapore dollar (“SGD”), Taiwan dollar (“TWD”), Malaysian Ringgit (“MYR”), Philippines Peso (“PHP”), Thailand baht (“THB”) and Indonesian Rupiah (“IDR”) exchange rates, with all other variables held constant, of the Group’s loss before tax. These rates are the sensitivity rates used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items (including intragroup balances) and adjusts their translation at the year end for a change in foreign currency rates. As HK$ is pegged to US$, the directors of the Company anticipate that there will be no significant movements in the US$/HK$ exchange rates and the exposure on US$ will not be material.

	2025		2024
	Increase/	Increase/	Increase/	Increase/
	(decrease) in	(decrease)	(decrease) in	(decrease)
	foreign	in loss	foreign	in loss
	exchange rate	after tax	exchange rate	after tax
		US$		US$
SGD	3%	(3,286,806)	3%	(1,527,154)
	(3)%	3,286,806	(3)%	1,527,154
TWD	3%	(525,420)	3%	(500,404)
	(3)%	525,420	(3)%	500,404
MYR	3%	(409,381)	3%	(196,365)
	(3)%	409,381	(3)%	196,365
PHP	3%	(614,130)	3%	(635,994)
	(3)%	614,130	(3)%	635,994
THB	3%	(331,282)	3%	(328,388)
	(3)%	331,282	(3)%	328,388
IDR	3%	(182,744)	3%	(183,444)
	(3)%	182,744	(3)%	183,444

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS (continued)

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

	12-month ECLs	Lifetime ECLs
				Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	US$	US$	US$	US$	US$
December 31, 2025
Accounts receivable*	-	-	-	18,864,241	18,864,241
Contract assets*	-	-	-	17,898,042	17,898,042
Financial assets included in deposits and other receivables
- Normal**	695,539	-	-	-	695,539
Pledged bank deposits
- Low	185,146	-	-	-	185,146
Cash and cash equivalents
- Low	31,185,296	-	-	-	31,185,296
	32,065,981	-	-	36,762,283	68,828,264
December 31, 2024
Accounts receivable*	-	-	-	13,644,371	13,644,371
Contract assets*	-	-	-	11,825,444	11,825,444
Financial assets included in deposits and other receivables
- Normal**	639,444	-	-	-	639,444
Pledged bank deposits
- Low	185,336	-	-	-	185,336
Cash and cash equivalents
- Low	42,521,520	-	-	-	42,521,520
	43,346,300	-	-	25,469,815	68,816,115

*	For accounts receivable and contract assets to which the Group applies the simplified approach for impairment, information is disclosed in notes 14 and 15 to the financial statements.

**	The credit quality of financial assets included in deposits and other receivables is considered to be “normal” when it is not past due and there is no information indicating that the financials had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents as well as undrawn banking facilities deemed adequate by the directors of the Company to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The following table details the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cashflows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted
	average
	interest	Less than	1 - 5	Undiscounted	Carrying
	rate	1 year	years	cash flows	amount
	%	US$	US$	US$	US$
As at December 31, 2025
Account and other payables	-	31,985,951	-	31,985,951	31,985,951
Lease liabilities	6.04	735,426	252,658	988,084	941,964
		32,721,377	252,658	32,974,035	32,927,915

	Weighted
	average
	interest	Less than	1 - 5	Undiscounted	Carrying
	rate	1 year	years	cash flows	amount
	%	US$	US$	US$	US$
As at December 31, 2024
Account and other payables	-	27,403,211	-	27,403,211	27,403,211
Lease liabilities	5.89	469,930	304,338	774,268	735,550
		27,873,141	304,338	28,177,479	28,438,761

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

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

Management has assessed that the carrying amounts of financial assets included in accounts receivable, financial assets included in deposits and other receivables, cash and cash equivalents, pledged bank deposits, financial liabilities included in accounts and other payable and lease liabilities reasonably approximate to their fair values largely due to the short term maturities/no fixed terms of repayment of these instruments or because the effect of discounting not reflected in the carrying amounts of these instruments are not material. The fair values of the non-current portion of deposits and lease liabilities have been calculated and assessed mainly by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities, as appropriate. The changes in fair value as a result of the Group’s own non-performance risk for interest-bearing borrowings and lease liabilities as at December 31, 2025 and 2024 were assessed to be insignificant.

The warrant liabilities are initially recognized at fair value and are subsequently remeasured at fair value at the end of each reporting period. As of December 31, 2025 Public Warrants and Sponsor Warrant issued that are accounted for as a derivative financial liability and measured at fair value at each reporting date Level 1 and Level 2 Instrument respectively.

The fair value of non-current financial asset represents an unlisted equity investment designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on inputs that are not observable market prices or rates. The valuation requires the management to determine comparable companies (peers) based on industry, size, leverage and strategy, and to calculate the enterprise value to sales (“EV/S”) multiple for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by a sales measure. The trading multiple is then discounted for considerations such as illiquidity. The discounted multiple is applied to the corresponding sales measure of the unlisted equity investments to measure the equity value. The value of the unlisted equity investment is further derived from by option pricing model (OPM) based on calculated equity value. Management believes that the estimated fair value resulting from the valuation techniques, which are recorded in the consolidated statement of financial position, and the related changes in fair value, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. The carrying amount and the estimated fair value of the non-current financial asset are US$544,000 and US$600,000, respectively as of December 31, 2025 and 2024.

For the fair value of the unlisted equity investments at fair value through other comprehensive income, management has estimated the potential effect of using reasonably possible alternatives as inputs to the valuation model.

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Below is a summary of significant unobservable inputs to the non-current financial asset together with a quantitative sensitivity analysis as at December 31, 2025 and 2024:

	Valuation technique	Significant unobservable input	Relationship of significant unobservable inputs to fair value	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Average EV/S multiple of peers 2025: 3.82x (2024: 4.82x)	A significant increase in average EV/S multiple of peers would result in a significant increase in fair value, and vice versa	A 10% increase of average EV/S would result in increase in fair value of non-current financial asset by US$36,418 (2024: US$45,797) and a 10% decrease of average EV/S would result in decrease in fair value of non-current financial asset by US$39,998 (2024: US$45,797).
		Volatility 2025: 36% (2024: 50%)	A significant increase in volatility would result in a significant decrease in fair value, and vice versa	A 10% increase in volatility would result in decrease in fair value of non-current financial asset by US$6,240 (2024: US$6,060) and a 10% decrease in volatility would result in increase in fair value of non-current financial asset by US$5,666 (2024: US$6,060).

MONEYHERO LIMITED

NOTES TO FINANCIAL STATEMENTS

32.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of the basic loss per share amounts is based on the loss for the year attributable to ordinary equity holders, and the weighted average number of ordinary shares in issue during the period.

	2025	2024	2023
	US$	US$	US$
	per share	per share	per share
Basic and diluted loss per share
Total basic and diluted loss per share attributable to the ordinary equity holders of the Company	(0.12)	(0.94)	(17.92)

	2025	2024	2023
	US$	US$	US$
Loss
Loss attributable to the equity shareholders of the Company	5,178,975	37,787,339	172,600,513

	2025	2024	2023
Number of shares
Weighted-average number of ordinary shares	42,810,568	40,404,943	9,632,562

As stated in Note 23, Class B ordinary share can be converted into an equal number of Class A ordinary share. The computation of basic and diluted loss per share is the same as the basic and diluted loss per Class A and Class B ordinary shares in aggregate since these two classes have the same rights to participate in profits and losses and are all treated as same class and number of ordinary share on an as converted basis.

For the years ended December 31, 2023, 2024 and 2025, the following warrants, preference shares and outstanding share option were excluded from the calculation of diluted loss per share, as their inclusion would have been anti-dilutive for the period prescribed:

	2025	2024	2023
Number of shares
Preference shares	2,407,575	2,407,575	3,466,820
Warrants	46,350,545	46,350,545	46,350,545
Outstanding share options	350,483	690,055	2,879,571

33.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 30, 2026. There have been no significant events since December 31, 2025 that would have a material effect on the financial position of the Group as of that date or on its result for the year then ended.