Form 20-F/A
period 2025-12-31
MoneyHero Ltd
filed 2026-05-27
CIK 1974044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

 (Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of MoneyHero Limited for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “Original Report”). This Amendment is being filed solely to correct certain typographical errors introduced during the document preparation and filing process in the Edgarized version of the Report of Former Independent Registered Public Accounting Firm financial statement audit opinion of Ernst & Young included on page F-3 of the Original Report, one of which was also reflected in the Edgarized consent of Ernst & Young attached to the Original Report as Exhibit 15.2.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act, as amended (the “Exchange Act”), we have included the entire text of Items 8 and 18 of the Original Report in this Amendment. However, there have been no changes made to the text of such items other than the changes stated in the immediately preceding paragraph.  As required by Rule 12b-15 under the Exchange Act, currently dated certifications by our principal executive officer and principal financial officer are being filed as Exhibit 12 and furnished as Exhibit 13 to this Amendment. Currently dated consents of our independent registered public accounting firm and former independent registered public accounting firm are also being filed as Exhibits 15.1 and 15.2 hereto. As a result, Item 19 of the Original Report has also been modified.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report. Unless otherwise stated herein, all disclosures referenced as being made “as of the date of this Annual Report” or similar language are speaking as of the date of the Original Report. This Amendment should be read in conjunction with the Original Report and any subsequent filings by the Company.

i

PART I.

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

1

PART III.

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

2

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

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MoneyHero Limited

	By:	/s/ Danny Leung
	Name:	Danny Leung
Date: May 27, 2026	Title:	Interim Chief Executive Officer and Chief Financial Officer

4

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

Report of Former Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MoneyHero Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MoneyHero Limited (the Company) as of December 31, 2024, the related consolidated statements of loss and other comprehensive income/(loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor from 2015 to 2025.

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